CHEUNG KONG (HOLDINGS) LIMITED 長江實業(集團)有限公司

BY COURIER

02069011

12th December, 2002

Securities and Exchange Commis.
Division of Corporate Finance,
450 Fifth Street,
Washington, DC 20549,
United States of America.

Attn: International Corporate Finance

Dear Sirs,

SUPPL

Cheung Kong (Holdings) Limited Rule 12g3-2(b)
Exemption File No. 4138

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Cheung Kong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at Cheung Kong (Holdings) Limited, 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, Telephone: (852) 2122-2033 and Facsimile: (852) 2128-8001 if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,

Eirene Yeung
Corporate Business Counsel
& Company Secretary

Encls.

Corr2/ADR/erica

File No. 4138
Annex A to letter to the SEC
Dated 12th December, 2002
of Cheung Kong (Holdings) Limited

Documents checked below are being furnished to the SEC to supplement information with respect to the Company's request for exemption under Rule 12g3-2(b), has been granted under Exemption No. 4138.

Description of Documents

1. Document: Press Announcement of Interim Report for 1998
   Date: 27th August, 1998
   Source of requirement: The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HKSE Listing Rules")

2. Document: 1998 Interim Report
   Date: 27th August, 1998
   Source of requirement: HKSE Listing Rules

3. Document: Press Release on Appointment of Managing Director
   Date: 22nd December, 1998
   Source of requirement: HKSE Listing Rules

4. Document: Press Announcement of The Chairman's Statement for 1998 and Notice of Annual General Meeting ("AGM")
   Date: 25th March, 1999
   Source of requirement: HKSE Listing Rules/HK Companies Ordinance

5. Document: 1998 Annual Report
   Date: 25th March, 1999
   Source of requirement: HKSE Listing Rules/HK Companies Ordinance

6. Document: Circular on Proposed General Mandate to Issue New Shares and Proposal to Authorise the Repurchase of Shares of the Company
   Date: 3rd May, 1999
   Source of requirement: HKSE Listing Rules

7. Document: Press Announcement of Interim Report for 1999
   Date: 26th August, 1999
   Source of requirement: HKSE Listing Rules

8. Document: 1999 Interim Report
   Date: 26th August, 1999
   Source of requirement: HKSE Listing Rules

..../2

File No. 4138
Annex A to letter to the SEC
Dated 12th December, 2002
of Cheung Kong (Holdings) Limited

9. Document: Press Announcement of The Chairman's Statement for 1999 and Notice of AGM
   Date: 23rd March, 2000
   Source of requirement: HKSE Listing Rules/HK Companies Ordinance

10. Document: 1999 Annual Report
   Date: 23rd March, 2000
   Source of requirement: HKSE Listing Rules/HK Companies Ordinance

11. Document: Circular on Proposed General Mandate to Issue New Shares and Proposal to Authorise the Repurchase of Shares of the Company
   Date: 25th April, 2000
   Source of requirement: HKSE Listing Rules

12. Document: Press Announcement on Connected and Share Transaction and Proposed Application for a Whitewash Waiver
   Date: 17th May, 2000
   Source of requirement: HKSE Listing Rules/The Hong Kong Code on Takeovers and Mergers (the "Takeovers Code")

13. Document: Press Announcement on Connected and Share Transaction and Application for a Whitewash Waiver
   Date: 29th May, 2000
   Source of requirement: HKSE Listing Rules/Takeovers Code

14. Document: Circular on Connected and Share Transaction and Application for a Whitewash Waiver
   Date: 29th May, 2000
   Source of requirement: HKSE Listing Rules/Takeovers Code

15. Document: Press Announcement on Connected and Share Transaction and Application for a Whitewash Waiver
   Date: 14th June, 2000
   Source of requirement: HKSE Listing Rules/Takeovers Code

16. Document: Press Announcement on Connected and Share Transaction and Application for a Whitewash Waiver
   Date: 19th June, 2000
   Source of requirement: HKSE Listing Rules/Takeovers Code

..../3

File No. 4138
Annex A to letter to the SEC
Dated 12th December, 2002
of Cheung Kong (Holdings) Limited

17. Document: Press Release on Appointment of Director
Date: 30th June, 2000
Source of requirement: HKSE Listing Rules

18. Document: Press Announcement of Interim Report for 2000
Date: 24th August, 2000
Source of requirement: HKSE Listing Rules

19. Document: 2000 Interim Report
Date: 24th August, 2000
Source of requirement: HKSE Listing Rules

20. Document: Press Release on Appointment of Independent Non-executive Director
Date: 24th January, 2001
Source of requirement: HKSE Listing Rules

21. Document: Press Announcement of The Chairman's Statement for 2000 and Notice AGM
Date: 22nd March, 2001
Source of requirement: HKSE Listing Rules/HK Companies Ordinance

22. Document: 2000 Annual Report
Date: 22nd March, 2001
Source of requirement: HKSE Listing Rules/HK Companies Ordinance

23. Document: Circular on Proposed Increase in Authorised Share Capital and General Mandates to Issue New Shares and to Repurchase Shares
Date: 4th April, 2001
Source of requirement: HKSE Listing Rules

24. Document: Press Announcement of Interim Report for 2001
Date: 23rd August, 2001
Source of requirement: HKSE Listing Rules

25. Document: 2001 Interim Report
Date: 23rd August, 2001
Source of requirement: HKSE Listing Rules

..../4

File No. 4138
Annex A to letter to the SEC
Dated 12th December, 2002
of Cheung Kong (Holdings) Limited

26. Document: Press Announcement of The Chairman's Statement for 2001, Notice of AGM and Notice of Extraordinary General Meeting ("EGM")
Date: 21st March, 2002
Source of requirement: HKSE Listing Rules/HK Companies Ordinance

27. Document: 2001 Annual Report
Date: 21st March, 2002
Source of requirement: HKSE Listing Rules/HK Companies Ordinance

28. Document: Circular on Proposed General Mandates to Issue New Shares and Repurchase Shares, Proposed Amendments to the Articles of Association and Notice of EGM
Date: 6th April, 2002
Source of requirement: HKSE Listing Rules/HK Companies Ordinance

29. Document: Press Announcement on Proposed Spin-Off and Separate Listing of CK Life Sciences Int'l., (Holdings) Inc. ("CKLS") on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited
Date: 10th May, 2002
Source of requirement: HKSE Listing Rules

30. Document: Press Announcement on Conditional Preferential Offer relating to Proposed Spin-Off of CKLS
Date: 6th June, 2002
Source of requirement: HKSE Listing Rules

31. Document: Press Announcement on Proposed Adoption of a Share Option Scheme by CKLS
Date: 20th June, 2002
Source of requirement: HKSE Listing Rules

32. Document: Circular on Proposed Adoption of a Share Option Scheme by CKLS
Date: 24th June, 2002
Source of requirement: HKSE Listing Rules

..../5

File No. 4138
Annex A to letter to the SEC
Dated 12th December, 2002
of Cheung Kong (Holdings) Limited

33. Document: Press Announcement on Connected Transaction
    Date: 3rd July, 2002
    Source of requirement: HKSE Listing Rules

34. Document: Press Announcement on Result of EGM relating to Proposed Adoption of a Share Option Scheme of CKLS
    Date: 10th July, 2002
    Source of requirement: HKSE Listing Rules

35. Document: Press Announcement of Interim Report for 2002
    Date: 22nd August, 2002
    Source of requirement: HKSE Listing Rules

36. Document: 2002 Interim Report
    Date: 22nd August, 2002
    Source of requirement: HKSE Listing Rules

37. Document: Press Announcement on Corporate Communication to Shareholders
    Date: 16th September, 2002
    Source of requirement: HKSE Listing Rules

- END -

File# 4138/mc/erica

CHEUNG KONG (HOLDINGS) LIMITED

INTERIM REPORT FOR 1998

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated net profit for the first half of 1998, after provision for taxation and after total exceptional provisions against property projects and listed securities of HK$3,435 million, amounted to HK$3,023 million. Earnings per share were HK$1.32. The unaudited consolidated profit and loss account for the six months ended 30th June, 1998 and the comparisons with the same period last year are set out in the accompanying table.

INTERIM DIVIDEND

The Directors have decided to pay an interim dividend for 1998 of HK$0.28 per share (HK$0.39 per share in 1997) to shareholders whose names appear on the Register of Members of the Company on 20th October, 1998. The dividend will be paid on 21st October, 1998.

BUSINESS REVIEW

1. Projects Completed in the First Half Year of 1998:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
The GreenWood Laguna Verde (Blocks 1-5)	Kowloon Inland Lot No. 11056	55,320	Joint Venture
Villa Esplanada Phase I	Tsing Yi Town Lot No. 129	68,130	22.5%
The Center	Inland Lot No. 8827	130,000	Joint Venture
Vista Paradiso Phase I	Sha Tin Town Lot No. 338	86,630	50%

2. Projects Scheduled for Completion during the Second Half Year:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
The Paramount	Tai Po Town Lot No. 97	12,230	35%
DeerHill Bay	Tai Po Town Lot No. 135	60,000	Joint Venture
Industrial/Office Building	New Kowloon Inland Lot No. 6224	16,650	Joint Venture
Industrial/Office Building	Kwun Tong Inland Lot No. 729	21,900	Joint Venture
Kingswood Ginza	Tin Shui Wai Town Lot No. 4	107,800	48.25%*
Tierra Verde Phase I	Tsing Yi Town Lot No. 132	107,300	Joint Venture

* Please refer to the terms of an agreement and supplemental agreements mentioned in the Chairman's Statements for 1988, 1991 and 1994.

3. New Acquisitions and Joint Developments:

(1) In January 1998, a subsidiary of the Group entered into a joint venture agreement with the owner to redevelop the property at Nos. 29-51, Wo Yi Hop Road, Kwai Chung, New Territories for non-industrial purposes (subject to relevant approvals). The site area is approximately 7,870 sq. m.

(2) In February 1998, the Group acquired certain commercial units (totalling approximately 11,470 sq. m.) and 67 car parking spaces in East Asia Gardens, Nos. 36-60 Texaco Road, Tsuen Wan to be held for long-term investment.

(3) In March 1998, a subsidiary of the Group was awarded the tender for Sha Tin Town Lot No. 461 at Ma On Shan for the construction of a hotel. The site is of approximately 8,000 sq. m. and the total developable gross floor area is about 56,000 sq. m. The planned development in which the Group holds a 51% interest is scheduled for completion in 2001.

(4) In March 1998, an associated company in which the Group has a 42.5% interest was awarded the tender for Kowloon Inland Lot No. 11086 at Canton Road for commercial/residential development. The site area is approximately 10,480 sq. m. Total developable gross floor area is about 94,300 sq. m. Completion is scheduled for 2001.

(5) In July 1998, an associated company, which is 50% owned by the Group executed the deed of exchange in respect of the Comprehensive Development Lot Nos. 1397 s.ARP, s.B, s.C & RP in SD4, Lai King Hill Road, Kwai Chung. It is expected that the new development on the exchanged lot will consist of a commercial and residential complex with total developable gross floor area of approximately 52,040 sq. m.

4. Major Associated Company:

The associated Hutchison Whampoa Group recorded net profits after tax and after exceptional provisions for the half year ended 30th June, 1998 of HK$4,310 million, as compared to HK$7,848 million for the same period in 1997.

PROSPECTS

During the first half of 1998, Hong Kong suffered worse than expected economic problems as a result of continuing fallout from the regional financial turmoil. Gross domestic product declined and unemployment increased as many businesses went through a critical period of adjustment.

In view of the significant correction in the property and securities markets, the Group has made exceptional provisions of HK$2,450 million and HK$985 million respectively against the diminution in value of the Tung Chung and Wan Hoi Street property projects, and its portfolio of listed securities. However, following our established accounting policies, the values of appreciated property projects are not being written up.

Due to the credit crunch and rising cost of borrowing, most enterprises in Hong Kong have come under great financial pressure. However, the Group's sound fundamentals and strong financial position enable it to weather the storm. Along with sufficient stand-by credit, our liquidity has been further enhanced by a syndicated loan successfully raised during the period. In the existing market conditions and given its strong financial fundamentals, the Group will further strengthen its land bank through the selective acquisitions of prime sites with good potential for development. We will also position ourselves to pursue other suitable investments that will support our further growth.

Tierra Verde Phase I and II have registered satisfactory sales when released during the period with most units immediately sold, following a good market response and impressive over-subscription. Several residential projects of the Group, including Laguna Verde Phase II in Hung Hom, The Paramount in Tai Po, Peninsula Heights of Broadcast Drive and Monte Vista in Sha Tin, are scheduled for sale in the second half year.

While new properties have been progressively completed, the Group's quality portfolio of rental properties was further enhanced by a continuing increase in total gross floor area.

The businesses of the associated Hutchison Whampoa Group are well managed, diversified and increasingly international. While its profits have reduced substantially during the first half as a result of the negative impacts from the regional economic instability, its various overseas investments are performing well and are expected to bring satisfactory returns to the Group.

The Government has taken measures to bolster the economy and stabilise the property market, and given the successive adjustments in the market, and higher construction costs compared to those in neighbouring and Western nations, the possibility of a further plunge in property prices is limited. The market is set to gradually recover in line with the stabilising economy given strong underlying demand for property, provided that confidence is restored and the liquidity crunch and the unemployment rate are eased. The long-term prospects for the property sector remain optimistic.

The second half of 1998 will continue to be difficult and challenging. In a difficult business environment, the Group will continue to be based in Hong Kong, and pursue suitable investments both in Hong Kong and the Mainland following its traditional discipline of prudent financial management and practical development. On the back of steady economic progress, a stable currency and high GNP growth of the Mainland, Hong Kong is well positioned to consolidate its role as a financial, trade and service center in the region. I am sure of its ability to show remarkable resilience after the present economic difficulties and adjustments, and have total confidence in the long-term prospects for its economy.

I take this opportunity to extend my thanks to my colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 27th August, 1998

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June, 1998. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during this period.

MILLENNIUM ISSUE

The Group's Year 2000 compliance programme involves testing and assessing all major systems for their Year 2000 compliance. Suppliers and service providers have been asked to confirm that their products and services are Year 2000 compliant. The Group is also assessing its suppliers' commitment to become Year 2000 compliant.

The Group is aiming for its major systems to be Year 2000 compliant by mid-1999. The overall progress of the programme is on schedule.

More details on the Group's Year 2000 compliance programme will be set out in the 1998 Interim Report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June, 1998

	Note	Six months ended 30/6/1998 HK$ Million	Six months ended 30/6/1997 HK$ Million
Turnover	(1)	10,563	1,719
Operating profit excluding exceptional items			
Company and subsidiaries		2,883	2,000
Share of results of jointly controlled entities for property projects	(2)	2,168	556
Exceptional items	(3)	(3,435)	7,728
Operating profit		1,616	10,284
Share of results of associated companies		2,343	4,030
Profit before taxation		3,959	14,314
Taxation	(4)		
Company and subsidiaries			
Hong Kong profits tax		302	116
Overseas tax		2	4
Jointly controlled entities for property projects			
Hong Kong profits tax		309	19
Overseas tax		22	14
Associated companies			
Hong Kong profits tax		168	185
Overseas tax		85	64
Profit after taxation		3,071	13,913
Minority interests		48	133
Profit attributable to shareholders		3,023	13,780
Interim dividend		643	896
Profit for the period retained		2,380	12,884
Earnings per share	(5)	HK$1.32	HK$6.00
Dividends per share		HK$0.28	HK$0.39

Notes:

(1) Turnover

	1998 HK$ Million	1997 HK$ Million
Company and subsidiaries	*5,861*	*1,158*
Share of turnover of jointly controlled entities for property projects	*4,702*	*561*
	10,563	*1,719*

(2) Share of results of jointly controlled entities for property projects
The Group's share of results of jointly controlled entities for property projects are accounted for in accordance with the Statement of Standard Accounting Practice No.21 "Accounting for Interests in Joint Ventures" issued by the Hong Kong Society of Accountants which becomes effective from 1st January, 1998. Comparative figures for the same period last year have been reclassified to conform with the current period's presentation.

(3) Exceptional items

	1998 HK$ Million	1997 HK$ Million
Provision for property projects of jointly controlled entities	*(2,450)*	*-*
Provision for investments in listed securities	*(985)*	*-*
Profit on disposal of subsidiaries	*-*	*7,728*
	(3,435)	*7,728*

(4) Taxation
Hong Kong profits tax is provided for at the rate of 16% (1997 - 16.5%) on the estimated assessable profits for the period. Overseas taxation is provided for based on the applicable local legislation on the estimated assessable profits of the individual company concerned. The effect of deferred tax to the Group for the period is immaterial.

(5) Earnings per share
The calculation of earnings per share is based on profit attributable to shareholders and on 2,297,556,240 shares (1997 - 2,297,556,240 shares) in issue during the period.

CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF PAYMENT OF INTERIM DIVIDEND, 1998

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated net profit after tax and after exceptional provisions for the six months ended 30th June, 1998 amounted to HK$3,023 million which represents earnings of HK$1.32 per share. The Directors have resolved to pay an interim dividend for 1998 of HK$0.28 per share to shareholders whose names appear on the Register of Members of the Company on 20th October, 1998. The dividend will be paid on 21st October, 1998.

The Register of Members of the Company will be closed from Tuesday, 13th October, 1998 to Tuesday, 20th October, 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 12th October, 1998.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 27th August, 1998

②

CHEUNG KONG (HOLDINGS) LIMITED

長江實業（集團）有限公司

Interim Report For 1998





CHEUNG KONG (HOLDINGS) LIMITED
NOTICE OF PAYMENT
OF INTERIM DIVIDEND, 1998

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated net profit after tax and after exceptional provisions for the six months ended 30th June, 1998 amounted to HK$3,023 million which represents earnings of HK$1.32 per share. The Directors have resolved to pay an interim dividend for 1998 of HK$0.28 per share to shareholders whose names appear on the Register of Members of the Company on 20th October, 1998. The dividend will be paid on 21st October, 1998.

The Register of Members of the Company will be closed from Tuesday, 13th October, 1998 to Tuesday, 20th October, 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 12th October, 1998.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 27th August, 1998

CHEUNG KONG (HOLDINGS) LIMITED
INTERIM REPORT FOR 1998

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated net profit for the first half of 1998, after provision for taxation and after total exceptional provisions against property projects and listed securities of HK$3,435 million, amounted to HK$3,023 million. Earnings per share were HK$1.32. The unaudited consolidated profit and loss account for the six months ended 30th June, 1998 and the comparisons with the same period last year are set out in the accompanying table.

INTERIM DIVIDEND

The Directors have decided to pay an interim dividend for 1998 of HK$0.28 per share (HK$0.39 per share in 1997) to shareholders whose names appear on the Register of Members of the Company on 20th October, 1998. The dividend will be paid on 21st October, 1998.

BUSINESS REVIEW

1. Projects Completed in the First Half Year of 1998:

Name	Location	Total Gross Floor Area	Group's Interest
		(sq. m.)	
The GreenWood Laguna Verde (Blocks 1-5)	Kowloon Inland Lot No. 11056	55,320	Joint Venture
Villa Esplanada Phase I	Tsing Yi Town Lot No. 129	68,130	22.5%
The Center	Inland Lot No. 8827	130,000	Joint Venture
Vista Paradiso Phase I	Sha Tin Town Lot No. 338	86,630	50%

2. Projects Scheduled for Completion during the Second Half Year:

Name	**Location**	**Total Gross Floor Area**	**Group's Interest**
		(sq. m.)	
The Paramount	Tai Po Town Lot No. 97	12,230	35%
DeerHill Bay	Tai Po Town Lot No. 135	60,000	Joint Venture
Industrial/Office Building	New Kowloon Inland Lot No. 6224	16,650	Joint Venture
Industrial/Office Building	Kwun Tong Inland Lot No. 729	21,900	Joint Venture
Kingswood Ginza	Tin Shui Wai Town Lot No. 4	107,800	48.25%*
Tierra Verde Phase I	Tsing Yi Town Lot No. 132	107,300	Joint Venture

* Please refer to the terms of an agreement and supplemental agreements mentioned in the Chairman's Statements for 1988, 1991 and 1994.

3. New Acquisitions and Joint Developments:

(1) In January 1998, a subsidiary of the Group entered into a joint venture agreement with the owner to redevelop the property at Nos. 29-51, Wo Yi Hop Road, Kwai Chung, New Territories for non-industrial purposes (subject to relevant approvals). The site area is approximately 7,870 sq. m.

(2) In February 1998, the Group acquired certain commercial units (totalling approximately 11,470 sq. m.) and 67 car parking spaces in East Asia Gardens, Nos. 36-60 Texaco Road, Tsuen Wan to be held for long-term investment.

(3) In March 1998, a subsidiary of the Group was awarded the tender for Sha Tin Town Lot No. 461 at Ma On Shan for the construction of a hotel. The site is of approximately 8,000 sq. m. and the total developable gross floor area is about 56,000 sq. m. The planned development in which the Group holds a 51% interest is scheduled for completion in 2001.

(4) In March 1998, an associated company in which the Group has a 42.5% interest was awarded the tender for Kowloon Inland Lot No. 11086 at Canton Road for commercial/residential development. The site area is approximately 10,480 sq. m. Total developable gross floor area is about 94,300 sq. m. Completion is scheduled for 2001.

(5) In July 1998, an associated company which is 50% owned by the Group executed the deed of exchange in respect of the Comprehensive Development Lot Nos. 1397 s.ARP, s.B, s.C & RP in SD4, Lai King Hill Road, Kwai Chung. It is expected that the new development on the exchanged lot will consist of a commercial and residential complex with total developable gross floor area of approximately 52,040 sq. m.

4. Major Associated Company:

The associated Hutchison Whampoa Group recorded net profits after tax and after exceptional provisions for the half year ended 30th June, 1998 of HK$4,310 million, as compared to HK$7,848 million for the same period in 1997.

PROSPECTS

During the first half of 1998, Hong Kong suffered worse than expected economic problems as a result of continuing fallout from the regional financial turmoil. Gross domestic product declined and unemployment increased as many businesses went through a critical period of adjustment.

In view of the significant correction in the property and securities markets, the Group has made exceptional provisions of HK$2,450 million and HK$985 million respectively against the diminution in value of the Tung Chung and Wan Hoi Street property projects, and its portfolio of listed securities. However, following our established accounting policies, the values of appreciated property projects are not being written up.

Due to the credit crunch and rising cost of borrowing, most enterprises in Hong Kong have come under great financial pressure. However, the Group's sound fundamentals and strong financial position enable it to weather the storm. Along with sufficient stand-by credit, our liquidity has been further enhanced by a syndicated loan successfully raised during the period. In the existing market conditions and given its strong financial fundamentals, the Group will further strengthen its land bank through the selective acquisitions of prime sites with good potential for development. We will also position ourselves to pursue other suitable investments that will support our further growth.

Tierra Verde Phase I and II have registered satisfactory sales when released during the period with most units immediately sold, following a good market response and impressive over-subscription. Several residential projects of the Group, including Laguna Verde Phase II in Hung Hom, The Paramount in Tai Po, Peninsula Heights of Broadcast Drive and Monte Vista in Sha Tin, are scheduled for sale in the second half year.

While new properties have been progressively completed, the Group's quality portfolio of rental properties was further enhanced by a continuing increase in total gross floor area.

The businesses of the associated Hutchison Whampoa Group are well managed, diversified and increasingly international. While its profits have reduced substantially during the first half as a result of the negative impacts from the regional economic instability, its various overseas investments are performing well and are expected to bring satisfactory returns to the Group.

The Government has taken measures to bolster the economy and stabilise the property market, and given the successive adjustments in the market, and higher construction costs compared to those in neighbouring and Western nations, the possibility of a further plunge in property prices is limited. The market is set to gradually recover in line with the stabilising economy given strong underlying demand for property, provided that confidence is restored and the liquidity crunch and the unemployment rate are eased. The long-term prospects for the property sector remain optimistic.

The second half of 1998 will continue to be difficult and challenging. In a difficult business environment, the Group will continue to be based in Hong Kong, and pursue suitable investments both in Hong Kong and the Mainland following its traditional discipline of prudent financial management and practical development. On the back of steady economic progress, a stable currency and high GNP growth of the Mainland, Hong Kong is well positioned to consolidate its role as a financial, trade and service center in the region. I am sure of its ability to show remarkable resilience after the present economic difficulties and adjustments, and have total confidence in the long-term prospects for its economy.

I take this opportunity to extend my thanks to my colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 27th August, 1998


Interim Report 1998

Consolidated Profit And Loss Account

For the six months ended 30th June, 1998

	Note	**Six months ended 30/6/1998 HK$ Million**	Six months ended 30/6/1997 HK$ Million
Turnover	(1)	**10,563**	1,719
Operating profit excluding exceptional items			
Company and subsidiaries		**2,883**	2,000
Share of results of jointly controlled entities for property projects	(2)	**2,168**	556
Exceptional items	(3)	**(3,435)**	7,728
Operating profit		**1,616**	10,284
Share of results of associated companies		**2,343**	4,030
Profit before taxation		**3,959**	14,314
Taxation	(4)		
Company and subsidiaries			
Hong Kong profits tax		**302**	116
Overseas tax		**2**	4
Jointly controlled entities for property projects			
Hong Kong profits tax		**309**	19
Overseas tax		**22**	13
Associated companies			
Hong Kong profits tax		**168**	185
Overseas tax		**85**	64
Profit after taxation		**3,071**	13,913
Minority interests		**48**	133
Profit attributable to shareholders		**3,023**	13,780
Interim dividend		**643**	896
Profit for the period retained		**2,380**	12,884
Earnings per share	(5)	**HK$1.32**	HK$6.00
Dividends per share		**HK$0.28**	HK$0.39

Notes:

(1) Turnover

	1998 **HK$ Million**	1997 HK$ Million
Company and subsidiaries	**5,861**	1,158
Share of turnover of jointly controlled entities for property projects	**4,702**	561
	10,563	1,719

(2) Share of results of jointly controlled entities for property projects

The Group's share of results of jointly controlled entities for property projects are accounted for in accordance with the Statement of Standard Accounting Practice No.21 "Accounting for Interests in Joint Ventures" issued by the Hong Kong Society of Accountants which becomes effective from 1st January, 1998. Comparative figures for the same period last year have been reclassified to conform with the current period's presentation.

(3) Exceptional items

	1998 **HK$ Million**	1997 HK$ Million
Provision for property projects of jointly controlled entities	**(2,450)**	–
Provision for investments in listed securities	**(985)**	–
Profit on disposal of subsidiaries	–	7,728
	(3,435)	7,728

(4) Taxation

Hong Kong profits tax is provided for at the rate of 16% (1997 - 16.5%) on the estimated assessable profits for the period. Overseas taxation is provided for based on the applicable local legislation on the estimated assessable profits of the individual company concerned. The effect of deferred tax to the Group for the period is immaterial.

(5) Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,297,556,240 shares (1997 - 2,297,556,240 shares) in issue during the period.

DIRECTORS' INTERESTS

As at 30th June, 1998, the interests of the Directors in the shares of the Company and its associated corporations as required to be recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

(a) Interests in the Company

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	25,833,000	771,705,406 (Note 1)	797,538,406
Li Tzar Kuoi, Victor	220,000	100,000	–	771,705,406 (Note 1)	772,025,406
George Colin Magnus	56,000	10,000	–	150,000 (Note 3)	216,000
Kam Hing Lam	10,000	–	–	–	10,000
Hung Siu-lin, Katherine	20,000	–	–	–	20,000
Leung Siu Hon	598,100	64,500	–	–	662,600
Yeh Yuan Chang, Anthony	–	384,000	–	–	384,000
Chow Kun Chee, Roland	65,600	–	–	–	65,600
Simon Murray	–	–	–	211,000 (Note 4)	211,000

(b) Interests in Associated Corporations

Hutchison Whampoa Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,944,547,978 (Note 2)	1,944,547,978
Li Tzar Kuoi, Victor	–	–	610,000	1,944,547,978 (Note 2)	1,945,157,978
George Colin Magnus	800,000	9,000	–	–	809,000
Leung Siu Hon	10,000	26,000	–	–	36,000
Fok Kin-ning, Canning	875,089	–	–	–	875,089
Chow Nin Mow, Albert	89	–	–	–	89
Chow Kun Chee, Roland	45,392	–	–	–	45,392
Simon Murray	–	–	–	165,000 (Note 4)	165,000

Cheung Kong Infrastructure Holdings Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,912,109,945 (Note 5)	1,912,109,945
Li Tzar Kuoi, Victor	–	–	–	1,912,109,945 (Note 5)	1,912,109,945
Kam Hing Lam	100,000	–	–	–	100,000

Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, by virtue of their interests in the share capital of the Company as described in Note 1 and as Directors of the Company are deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SDI Ordinance.

Also by virtue of their interests as discretionary beneficiaries of certain discretionary trusts as described in Note 1 and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the shares of the following subsidiaries and associated companies of the Company held by Li Ka-Shing Unity Trustee Company Limited (and companies it controls) as trustee of The Li Ka-Shing Unity Trust:

Subsidiary	**Number of Ordinary Shares**
Beautiland Company Limited	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
Tsing-Yi Realty, Limited	945,000

Associated Company	**Number of Ordinary Shares**
Believewell Limited	1,000
Queboton Limited	1,000

In addition, Mr. Li Ka-shing is deemed to be interested in 7,500 shares of Wing Shaw Limited, an associated company of the Company, by virtue of his interest in part of such interests through his private company and his deemed interest in the remainder of such interests through those discretionary trusts and unit trust referred to in Note 2(b).

Notes :

1. The two references to 771,705,406 shares relate to the same block of shares in the Company. Such shares are held by Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and by companies controlled by TUT as trustee of the LKS Unity Trust. All issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of TUT and of the trustees of the aforementioned discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited. Mr. Li Ka-shing owns more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited and accordingly is taken to be interested in the 771,705,406 shares in the Company under the SDI Ordinance.

2. The two references to 1,944,547,978 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

   (a) 1,936,547,978 shares held by certain subsidiaries of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note 1 as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard; and

   (b) 8,000,000 shares held by a company controlled by a unit trust. All issued and outstanding units of such unit trust are held by discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of the trustees of the aforementioned unit trust and discretionary trusts are owned by Li Ka-Shing Castle Holdings Limited in which Mr. Li Ka-shing owns more than one-third of its issued share capital and accordingly, Mr. Li Ka-shing is taken to be interested in the 8,000,000 shares in HWL under the SDI Ordinance.

3. Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

4. Such interests in the shares are held by a family trust fund under which Mr. Simon Murray is a discretionary beneficiary.

5. The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

   (a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share captial of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor by virtue of their deemed interest in the shares of the Company as discretionary beneficiaries of certain discretionary trusts as described in Note 1 above, are deemed to be interested in such shares of CKI held by the subsidiary of HWL.

   (b) 3,603,000 shares held by Pennywise Investments Limited ("Pennywise") and 1,825,000 shares held by Triumphant Investments Limited ("Triumphant"). Pennywise and Triumphant are companies controlled by TUT as trustee of the LKS Unity Trust. Mr. Li Tzar Kuoi, Victor is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his interests as discretionary beneficiary of certain discretionary trusts as described in Note 1 above and as a Director of CKI. Mr. Li Ka-shing is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his deemed interest in TUT and the trustees of those discretionary trusts as described in Note 1 above.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Apart from the above, as at 30th June, 1998 there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 1998, the register required to be kept under Section 16(1) of the SDI Ordinance showed that, in addition to the interests disclosed above in respect of the Directors, the Company has been notified by Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust that each of them is taken to have an interest under the SDI Ordinance in the same 771,705,406 shares of the Company as described in Note 1 above.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June, 1998. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during this period.

MILLENNIUM ISSUE

The Group is well aware of the importance of taking appropriate steps to address the financial and operating system risks posed by the Year 2000. Since 1997, the Group has developed and implemented a Year 2000 compliance programme (the "Programme") to ensure all major systems, computer applications, software and hardware devices owned or developed by the Group will accurately calculate date/time data prior to, through and beyond the year 2000.

In this connection, a steering committee has been established by the Group in 1997 to monitor the Programme and to implement necessary remedial and contingency measures. Progress on the Programme has been reported regularly to the Directors by the steering committee.

Measures under the Programme include problem identification and evaluation, and systems and software/hardware conversion, replacement and upgrading. The Group is aiming for its major systems to be Year 2000 compliant by mid-1999, after that further testing and refinements will be required where necessary. We are satisfied with the overall progress of the Programme which has been well within the defined time frame to date.

The Group is addressing the issue of counterparty compliance and has initiated communications with its major suppliers, contractors, sub-contractors and business partners to request confirmation that products and services provided and systems used by them are Year 2000 compliant. The Group is also assessing the commitment and progress in achieving Year 2000 compliance of such third parties which will be subject to their ability to eliminate any problems they may have with their own systems.

Total costs required for the Programme are estimated to be approximately HK$8,000,000. As at 30th June, 1998, a total of HK$5,500,000 has been incurred on assessment, programme modification and related works to achieve Year 2000 compliance. The Group expects a further amount of HK$2,500,000 will be spent to complete the Programme and the subsequent testing process.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

電腦二千年問題

本集團明白必須採取恰當措施，以處理電腦二千年財務及營業運作系統風險。早於一九九七年，集團已制定推行「處理電腦二千年問題」之計劃（「該計劃」），確保所購置或開發之主要系統、電腦應用程式及軟硬件裝置，在公元二千年前及以後均能準確處理與日子及時間有關之數據運算。

集團更於一九九七年成立督導委員會，專責監管有關計劃並採取相應之修正及應變措施。督導委員會並定期向董事匯報該計劃之進度。

該計劃推行之措施包括確定及評估所須處理之問題，以及轉換、更換及提升系統和軟硬件等。集團已制定目標，將於一九九九年年中為全部主要系統完成處理公元二千年問題之工作，其後或需繼續測試及進行改善。目前整體工作均能如期推行，進展順利。

集團對主要供應商、承建商、分判承建商及業務夥伴處理公元二千年問題之工作亦加以跟進，除要求他們保證所提供之產品、服務及其使用的系統均能處理公元二千年問題外，對他們解決有關問題之承擔及進度亦會作出評估，因為他們能否妥善處理本身的系統操作問題實與集團圓滿推行該計劃息息相關。

估計集團將耗資約港幣八百萬元推行整項計劃。截至一九九八年六月三十日，集團已動用港幣五百五十萬元處理電腦二千年問題，包括評估、修改系統及相關之工作，預計集團需再撥支港幣二百五十萬元以完成整項計劃及有關測試。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理地指出本公司在本中期報告所包括會計期間的任何時間，未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

(五) 上述兩處所提及之1,912,109,945股長江基建集團有限公司(「長建」)股份,實指同一股份權益,其中包括:

(甲) 1,906,681,945股由和黃一附屬公司持有。本公司之若干附屬公司持有和黃已發行股本超過三分之一。作為上文附註(一)所述若干全權信託之可能受益人而被視為持有本公司之股份權益,李嘉誠先生及李澤鉅先生均被視為持有該和黃附屬公司所持有之該等長建股份權益。

(乙) 3,603,000股由Pennywise Investments Limited(「Pennywise」)持有及1,825,000股由Triumphant Investments Limited(「Triumphant」)持有。Pennywise及Triumphant為TUT以LKS Unity Trust之信託人身分控制之公司。作為上文附註(一)所述若干全權信託之可能受益人及身為長建董事,李澤鉅先生被視為持有Pennywise及Triumphant所持有之該等長建股份權益。作為上文附註(一)所述被視為擁有TUT及若干全權信託之信託人之權益,李嘉誠先生被視為持有由Pennywise及Triumphant所持有之長建股份權益。

若干董事代本公司及其他附屬公司在若干附屬公司受託持有董事資格股份。

除上述外,於一九九八年六月三十日,並無其他權益或優先權記載於按證券(公開權益)條例第二十九條規則而制定之登記冊內。

主要股東

根據證券(公開權益)條例第十六條一項而制定之主要股東登記冊所示,於一九九八年六月三十日,除上述披露有關董事持有之權益外,本公司得知,Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身分及Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身分,根據證券(公開權益)條例,均被視作持有上述附註(一)所指之771,705,406股本公司股份。

購入、出售或贖回股份

截至一九九八年六月三十日止之六個月內,本公司並無贖回本公司任何股份。於此期間內,本公司或其任何附屬公司亦無購入或出售本公司任何股份。

附註：

(一) 上述兩處所提及之 771,705,406 股本公司股份，實指同一股份權益。該股份權益由 Li Ka-Shing Unity Trustee Company Limited (「TUT」) 以The Li Ka-Shing Unity Trust (「LKS Unity Trust」) 信託人身分及其控制之公司持有。LKS Unity Trust 所發行之全部信託單位由 Li Ka-Shing Unity Trustee Corporation Limited 以 The Li Ka-Shing Unity Discretionary Trust 信託人身分及另一全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與女兒，及李澤楷先生。

根據證券(公開權益)條例，李嘉誠先生被視為持有上述之 771,705,406 股本公司股份，因李嘉誠先生擁有Li Ka-Shing Unity Holdings Limited 三分之一以上發行股本，TUT 及上述各全權信託之信託人三分之一以上發行股本由 Li Ka-Shing Unity Holdings Limited 擁有。

(二) 上述兩處所提及之 1,944,547,978 股和記黃埔有限公司(「和黃」)股份，實指同一股份權益，其中包括：

(甲) 1,936,547,978 股，由本公司若干附屬公司持有。李嘉誠先生及李澤鉅先生作為本公司董事，透過附註(一)所述，其中包括作為該等全權信託之可能受益人身分，被視為持有該等股份權益。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與女兒，及李澤楷先生；及

(乙) 8,000,000 股，由一單位信託控制之公司持有。該單位信託所發行之全部信託單位由兩個全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與女兒，及李澤楷先生。

根據證券(公開權益)條例，李嘉誠先生被視為持有上述之8,000,000 股和黃股份，因李嘉誠先生擁有Li Ka-Shing Castle Holdings Limited 三分之一以上之發行股本；上述各單位信託及全權信託之信託人三分之一以上發行股本，由 Li Ka-Shing Castle Holdings Limited 擁有。

(三) 該股份權益由一信託控制之公司持有，該信託之可能受益人包括麥理思先生。

(四) 該股份權益由馬世民家族信託基金持有，其可能受益人包括馬世民先生。

根據證券（公開權益）條例，李嘉誠先生及李澤鉅先生，作為本公司董事，因被視為持有附註（一）所述之本公司股份，而被視為持有由本公司持有之本公司附屬及聯營公司股份權益。

再者，因作為附註（一）所述若干全權信託之可能受益人及作為本公司董事，李嘉誠先生及李澤鉅先生被視為持有下述本公司附屬公司及聯營公司由 Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分（及其控制之公司）持有之股份權益：

附屬公司	**普通股股數**
美地有限公司	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
青衣地產有限公司	945,000

聯營公司	**普通股股數**
Believewell Limited	1,000
Queboton Limited	1,000

李嘉誠先生被視為持有本公司聯營公司 Wing Shaw Limited 之 7,500 股普通股，因他透過其私人公司持有該等股份其中部分權益及透過附註（二）（乙）所述之全權信託及單位信託被視為持有該等股份之其餘部分權益。

(二)相聯公司權益

和記黃埔有限公司

董事	普通股股數				
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	–	1,944,547,978 (附註二)	1,944,547,978
李澤鉅	–	–	610,000	1,944,547,978 (附註二)	1,945,157,978
麥理思	800,000	9,000	–	–	809,000
梁肇漢	10,000	26,000	–	–	36,000
霍建寧	875,089	–	–	–	875,089
周年茂	89	–	–	–	89
周近智	45,392	–	–	–	45,392
馬世民	–	–	–	165,000 (附註四)	165,000

長江基建集團有限公司

董事	普通股股數				
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	–	1,912,109,945 (附註五)	1,912,109,945
李澤鉅	–	–	–	1,912,109,945 (附註五)	1,912,109,945
甘慶林	100,000	–	–	–	100,000

董事權益

於一九九八年六月三十日，董事持有及需要登記於按證券（公開權益）條例第二十九條規則而制定之登記冊上之本公司及相聯公司股份如下：

（一）本公司權益

董事	普通股股數				
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	25,833,000	771,705,406 (附註一)	797,538,406
李澤鉅	220,000	100,000	–	771,705,406 (附註一)	772,025,406
麥理思	56,000	10,000	–	150,000 (附註三)	216,000
甘慶林	10,000	–	–	–	10,000
洪小蓮	20,000	–	–	–	20,000
梁肇漢	598,100	64,500	–	–	662,600
葉元章	–	384,000	–	–	384,000
周近智	65,600	–	–	–	65,600
馬世民	–	–	–	211,000 (附註四)	211,000

附註：

（一） 營業額

	一九九八 **港幣百萬元**	一九九七 港幣百萬元
總公司及附屬公司	**5,861**	1,158
攤佔共同發展物業公司之營業額	**4,702**	561
	10,563	1,719

（二） 攤佔共同發展物業公司之損益

本集團所攤佔共同發展物業公司之損益乃根據香港會計師公會頒佈並於一九九八年一月一日生效之會計實務準則第二十一條「合營項目權益的會計處理」入賬。去年同期之比較數字亦經予重新編列以符合本期間之賬項表達形式。

（三） 特殊項目

	一九九八 **港幣百萬元**	一九九七 港幣百萬元
共同發展物業公司之物業項目減值準備	**(2,450)**	–
上市證券投資減值準備	**(985)**	–
出售附屬公司溢利	**–**	7,728
	(3,435)	7,728

（四） 稅項

香港溢利稅準備乃根據期內估計應課稅溢利以稅率16%（一九九七年 - 16.5%）計算。海外稅項準備乃根據各個別公司估計應課稅溢利以該地之適用稅例計算。期內之遞延稅項對本集團影響輕微。

（五） 每股溢利

每股溢利乃根據股東應佔溢利，以期內已發行股份2,297,556,240股（一九九七年 - 2,297,556,240股）計算。

綜合損益計算表

截至一九九八年六月三十日止六個月

	附註	**截至一九九八年六月三十日止六個月 港幣百萬元**	截至一九九七年六月三十日止六個月 港幣百萬元
營業額	（一）	**10,563**	1,719
不包括特殊項目之營業溢利			
總公司及附屬公司		**2,883**	2,000
攤佔共同發展物業公司之損益	（二）	**2,168**	556
特殊項目	（三）	**(3,435)**	7,728
營業溢利		**1,616**	10,284
攤佔聯營公司之損益		**2,343**	4,030
除稅前溢利		**3,959**	14,314
稅項	（四）		
總公司及附屬公司			
香港溢利稅		**302**	116
海外稅項		**2**	4
共同發展物業公司			
香港溢利稅		**309**	19
海外稅項		**22**	13
聯營公司			
香港溢利稅		**168**	185
海外稅項		**85**	64
除稅後溢利		**3,071**	13,913
少數股東權益		**48**	133
股東應佔溢利		**3,023**	13,780
中期股息		**643**	896
期內保留溢利		**2,380**	12,884
每股溢利	（五）	**港幣一元三角二分**	港幣六元
每股股息		**港幣二角八分**	港幣三角九分

聯營公司和記黃埔集團之業務多元化及國際化，但面對區內經濟不景帶來之不利影響，整體盈利較去年大幅下降，惟海外投資項目進展良好及愉快，預期將陸續提供理想之回報。

隨著政府推出多項刺激經濟及穩定樓市措施，樓價經過連番調整，加上本地建築成本一直高於鄰近及西方國家，樓價再跌之空間不大。在強勁住屋需求支持下，如人心向穩、銀根紓緩、失業率改善，物業市場將隨經濟回穩而逐步復甦，長遠前景仍然樂觀。

九八下半年仍將充滿困難及挑戰。縱使面對目前惡劣的投資環境，集團仍將以香港為業務基地，繼續以審慎理財及務實發展的態度，在本港及內地尋找合適之投資機會。內地經濟平穩發展、幣值保持穩定及國民收入維持高增長的支持下，香港作為區內金融、貿易及服務中心之地位將日趨鞏固，在渡過目前之經濟難關及調整後，將可迅速復甦。長遠而言，本人對香港之經濟前景仍充滿信心。

本人謹藉此機會對董事會同仁及本集團各部門員工期內之勤奮工作、忠誠服務及貢獻，深表謝意。

主席
李嘉誠

香港，一九九八年八月二十七日

業務展望

於上半年度，亞洲金融風暴較預期為差之負面影響，對本港經濟造成極大困擾，各行各業經歷嚴峻的調整期，以致生產總值下降、失業率攀升。

鑑於物業地產及證券市場大幅度調整，本集團在重新估值後已就東涌及環海街兩個物業發展項目及上市證券投資分別作出港幣二十四億五千萬元及港幣九億八千五百萬元之特殊減值準備，而根據集團一貫之會計原則，已增值之發展物業項目則不會作出增值安排。

市場銀根緊絀，借貸成本上升，令眾多企業承受沉重的財政壓力。惟集團根基良好、財務穩健，除備用信貸充足，期內亦成功籌組銀團貸款，進一步增強集團之現金流量。本集團將爭取於現有環境，選擇性吸納具發展潛力之優質土地，以進一步鞏固目前儲備；亦將積極尋求其他合適之投資機會，以擴展集團之業務。

集團於期內推出之盈翠半島第一及第二期深受市場歡迎，多倍超額認購，而大部分單位瞬即售罄，成績理想。預計將於下半年度推出發售之住宅物業有紅磡海逸豪園第二期、大埔盈峰翠邸、廣播道星輝豪庭及沙田翠擁華庭。

隨著新增物業相繼落成，本集團之收租物業組合得到加強及擴大，優質之收租樓面面積將持續增加。

3. 於一九九八年三月，本集團一附屬公司成功投得馬鞍山沙田市地段461號土地，以興建酒店，地盤面積約八千平方米，可建樓面面積約五萬六千平方米。本集團佔該發展計劃百分之五十一權益，預計完成日期為二零零一年。

4. 於一九九八年三月，本集團佔百分之四十二點五權益之聯營公司成功投得廣東道九龍內地段11086號土地，以作興建商住物業用途，地盤面積約一萬零四百八十平方米，可建樓面面積約九萬四千三百平方米，預期於二零零一年完成。

5. 於一九九八年七月，本集團持有百分之五十權益之聯營公司就葵涌荔景山道測量約分4號地段編號1397 s.ARP, s.B, s.C及RP簽署換地契約。該交換地皮可建樓面面積約五萬二千零四十平方米之商住物業。

四、主要聯營公司：

本集團聯營公司和記黃埔集團截至一九九八年六月三十日止之半年除稅後及扣除特殊減值準備後之溢利為港幣四十三億一千萬元，一九九七年同期則為港幣七十八億四千八百萬元。

二、下半年度內預期完成之物業：

名稱	地點	上蓋樓面總面積	本集團所佔權益
		(方米)	
盈峰翠邸	大埔市地段97號	12,230	35%
鹿茵山莊	大埔市地段135號	60,000	合作發展
工貿大廈	新九龍內地段6224號	16,650	合作發展
工貿大廈	觀塘內地段729號	21,900	合作發展
嘉湖銀座	天水圍市地段4號	107,800	48.25%*
盈翠半島第一期	青衣市地段132號	107,300	合作發展

* 請參照本公司一九八八年度、一九九一年度及一九九四年度主席報告中所述之協議條款及補充協議條款。

三、購入或合作發展之主要物業：

1. 於一九九八年一月，本集團一附屬公司與業主簽署合作發展協議，重新發展位於新界葵涌和宜合道29至51號之土地作非工業用途（須待有關審批後，方可作實），地盤面積約為七千八百七十平方米。

2. 於一九九八年二月，本集團購入荃灣德士古道36至60號東亞花園商場部分權益（樓面面積約一萬一千四百七十平方米）及六十七個停車位，作為長線投資。

長江實業(集團)有限公司
一九九八年度中期報告

上半年度業績

本人謹向各股東報告，一九九八年度本集團上半年會計結算，除稅後未經審核之綜合純利為港幣三十億二千三百萬元，上述數額已扣除為物業發展項目及上市證券投資所提撥之特殊減值準備合共港幣三十四億三千五百萬元。每股溢利為港幣一元三角二分。截至一九九八年六月三十日止六個月之未經審核綜合損益計算表及上年度同期比對數字載於附表。

中期派息

本董事會決定開派一九九八年度中期股息每股港幣二角八分(一九九七年度每股港幣三角九分)，給予一九九八年十月二十日已登記在股東名冊內之各股東。上述中期股息將於一九九八年十月二十一日派發。

業務回顧

一、上半年度已完成之物業：

名稱	地點	上蓋樓面總面積	本集團所佔權益
		(方米)	
海逸豪園 綠庭軒 (第1-5座)	九龍內地段 11056號	55,320	合作發展
灝景灣第一期	青衣市地段129號	68,130	22.5%
中環中心	內地段8827號	130,000	合作發展
聽濤雅苑第一期	沙田市地段338號	86,630	50%

長江實業（集團）有限公司
開派一九九八年度中期股息啟事

長江實業（集團）有限公司董事會宣佈，本集團截至一九九八年六月三十日止六個月之除稅後及扣除特殊減值準備後未經審核之綜合純利為港幣三十億二千三百萬元，即每股溢利為港幣一元三角二分。董事會現決定開派一九九八年度中期股息每股港幣二角八分，給予一九九八年十月二十日已登記在股東名冊內之各股東。上述中期股息將於一九九八年十月二十一日派發。

本公司將由一九九八年十月十三日（星期二）至一九九八年十月二十日（星期二）止首尾兩天在內，暫停辦理股票過戶手續。已購買本公司股票人士為確保收取股息權利，請將購入之股票及填妥背面或另頁之過戶表格，於一九九八年十月十二日（星期一）下午四時前送達香港皇后大道東一百八十三號合和中心十七樓本公司股票過戶處香港中央證券登記有限公司辦理過戶登記手續。

承董事會命
公司秘書
楊逸芝

香港，一九九八年八月二十七日

CHEUNG KONG (HOLDINGS) LIMITED

長江實業（集團）有限公司

一九九八年度中期報告書



(3)

Cheung Kong (Holdings) Limited 長江實業(集團)有限公司
21st Floor, China Building, 29 Queen's Road Central, Hong Kong. Tel: (852) 2526 6911 Telex: 86209 Fax: (852) 2845 2940

PRESS RELEASE 新聞稿

本公司董事會謹此宣佈，現任公司主席及董事總經理李嘉誠先生，於一九九九年一月一日起，只出任公司主席。現任副主席及副董事總經理李澤鉅先生，於一九八五年加入本集團，將於一九九九年一月一日起出任公司董事總經理，並繼續出任副主席。董事局就李嘉誠先生在董事總經理任內對集團作出之卓越貢獻，深表謝意，並藉此機會，祝李澤鉅先生工作順利，稱心如意。

長江實業（集團）有限公司

一九九八年十二月二十二日

The Board of Directors of the Company hereby announce that Mr. Li Ka-shing, Chairman and Managing Director, will, with effect from 1st January, 1999, retain only the position of the Chairman of the Company. Mr. Victor Li Tzar Kuoi, who joined the Group in 1985 and is currently Deputy Chairman and Deputy Managing Director, will assume the position of Managing Director of the Company with effect from 1st January, 1999 and will continue as Deputy Chairman. The Board sincerely thank Mr. Li Ka-shing for his many valuable contributions to the Group as Managing Director, and take this opportunity to wish Mr. Victor Li every success in his new position.

Cheung Kong (Holdings) Limited

22nd December, 1998

[ec/LKS press release-mis3]

CHEUNG KONG (HOLDINGS) LIMITED

THE CHAIRMAN'S STATEMENT FOR 1998

PROFIT FOR THE YEAR

The Group's audited consolidated net profit after tax for the year ended 31st December, 1998, after provision for taxation and after total exceptional provisions against property projects and listed investments of HK$3,435 million, amounted to HK$6,112 million (1997 - HK$17,602 million). Earnings per share were HK$2.66 (1997 - HK$7.66).

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$0.88 per share in respect of 1998, to shareholders whose names appear on the Register of Members of the Company on 27th May, 1999. This together with the interim dividend of HK$0.28 per share gives a total of HK$1.16 per share for the year (HK$1.62 per share in 1997). The proposed dividend will be paid on 28th May, 1999 following approval at the Annual General Meeting.

OPERATIONS REVIEW

The following are important events that took place during 1998 :

1. **Buildings completed during the year, further to those recorded in our 1998 Interim Report :**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
The Paramount	Tai Po Town Lot No. 97	12,230	35%
DeerHill Bay	Tai Po Town Lot No. 135	60,000	Joint Venture
Trendy Centre	New Kowloon Inland Lot No. 6224	16,650	Joint Venture
Kingswood Ginza Phase I	Tin Shui Wai Town Lot No. 4	48,700	48.25%*
Tierra Verde Phase I	Tsing Yi Town Lot No.132	107,300	Joint Venture

* Please refer to the terms of an agreement and supplemental agreements mentioned in the Chairman's Statements for 1988, 1991 and 1994.

2. **Developments in Progress and Scheduled for Completion in 1999 :**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Vista Paradiso Phase II	Sha Tin Town Lot No. 338	75,315	50%
Kingswood Ginza Phase II	Tin Shui Wai Town Lot No. 4	59,100	48.25%*
The Portofino	Lot No. 849 in D.D. 225 Clear Water Bay	20,470	100%
Villa d'Arte	Inland Lot No. 8857	5,330	90%
Tierra Verde Phase II	Tsing Yi Town Lot No. 132	141,800	Joint Venture
Harbour Plaza North Point and Office Development	Inland Lot No. 8885	52,120	60.9%
Villa Verde Laguna Verde	Kowloon Inland Lot No. 11056	56,030	Joint Venture
Monte Vista (10 Blocks)	Sha Tin Town Lot No. 446	109,220	50%
Industrial/Office Building	Kwun Tong Inland Lot No. 729	21,900	Joint Venture
Villa Esplanada Phase II	Tsing Yi Town Lot No. 129	64,980	22.5%

PROSPECTS

The continuing fallout from the financial turmoil has triggered a drastic and abrupt adjustment to the Hong Kong economy. Faced with external uncertainty and the pressure over the currency peg, Hong Kong slid into a cycle of negative growth and deflation in 1998, when local investment and spending sentiment were reduced following a credit crunch, rising unemployment and a significant correction in stock and property prices.

Our emphasis on quality developments and customer-oriented services has proven its worth *particularly amid a sluggish property market. High-quality properties and after-sale services,* complemented by flexible and market-responsive sales strategies, have been the cornerstone of our success in property sales. A total of over 6,000 residential units were sold in 1998, primarily as a result of impressive sales campaigns of well-received projects including Tierra Verde, The Paramount and Villa Verde, Laguna Verde Phase II. The sales of the remaining units of projects such as DeerHill Bay, Maywood Court of Kingswood Villas and Vista Paradiso Phase II during the year were also satisfactory.

Several residential projects of the Group, including No. 1 Star Street in Wan Chai, Costa del Sol, *Laguna Verde Phase III* in Hung Hom, *Monte Vista* in Ma On Shan, Peninsula Heights on Broadcast Drive, The Portofino in Clear Water Bay and Villa d'Arte at Wun Sha Street are scheduled for sales launch in 1999.

There have been successive interest rate cuts in Hong Kong as the Asian currencies regained stability. Supported by its strong financial position and a reasonably low gearing level, the Group successfully raised a syndicated loan and launched a notes issue that was over-subscribed in spite of the prevailing tight credit policies of local banks. As a result, we have sufficient capital for future development. Revenue from property sales in 1998 has also helped to strengthen the Group's liquidity position and this will enhance its long-term growth and competitive advantages.

To satisfy its future development requirements, the Group has seized valuable opportunities to strengthen its land bank with prime sites at reasonable market prices, despite a nine-month moratorium on government land sales until late March 1999.

The Group's quality portfolio of rental properties has been further enhanced as a result of the progressive completion of new properties during the year. In a slowing office/commercial property market, the Group still registered a satisfactory occupancy rate for its rental properties with steady revenue, as underlying demand for A-grade office/commercial space remains solid. The Group anticipates a major increase in the total gross floor area of its rental properties in the next year or two, accompanied by strengthened recurrent earnings.

The associated Hutchison Whampoa Group continues to provide the Group with a steady stream of quality earnings. Its core businesses are diversified, well managed and increasingly international, which permit it to weather the financial turmoil, although its local property operations have not been able to avoid the impact from the property slowdown. It has been a particularly satisfactory experience investing overseas and good progress has been made with these businesses, which are expected to bring impressive results in the near future as they mature on or ahead of schedule.

From a macro economic perspective, Hong Kong may still have to face some uncertainties and fluctuations in the short run and 1999 will continue to be a period of painful economic adjustment. However, given the reduced financial turmoil and stabilising external markets, we believe the worst of the downturn should soon be over. The local economic development will become healthier following the recent corrections in property prices and wages. With its solid fundamentals, Hong Kong should be able to pull through the adjustment process, particularly as it is backed by a stable currency and the satisfactory economic growth of the Mainland. We are fully confident about the future development of the Group, and the prospects of Hong Kong and the Mainland.

We understand the importance of pursuing productive and value-added operations particularly in a difficult environment. The Group is committed to enhancing its efficiency and competitiveness through better cost control, higher operational effectiveness and improved quality. Following its traditional discipline of financial prudence and practical development, the Group will continue to position itself to take growth opportunities while maintaining stability. Hong Kong will remain an important base for our investments. We will continue to diversify our businesses, underlined by an active pursuit of quality investments both in Hong Kong and the Mainland.

We take this opportunity to extend our thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year.

Li Ka-shing

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

MILLENNIUM ISSUE

The Group's Year 2000 compliance programme involves testing and assessing all major systems for their Year 2000 compliance. Third parties including major suppliers, contractors, sub-contractors and business partners have been asked to confirm their status and progress of Year 2000 compliance.

The Group is aiming for its major systems to be Year 2000 compliant by mid-1999. The overall progress of the programme is on schedule.

More details on the Group's Year 2000 compliance programme will be set out in the 1998 Annual Report.

CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong on Thursday, 27th May, 1999 at 12:15 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 1998.
2. To declare a final dividend.
3. To elect Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(i) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares not exceeding twenty per cent of the existing issued share capital of the Company at the date of the Resolution until the next Annual General Meeting."

(ii) "THAT:-

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company in accordance with all applicable laws and the requirements

Villa Verde Laguna Verde	Kowloon Inland Lot No. 11056	56,030	Joint Venture
Monte Vista (10 Blocks)	Sha Tin Town Lot No. 446	109,220	50%
Industrial/Office Building	Kwun Tong Inland Lot No. 729	21,900	Joint Venture
Villa Esplanada Phase II	Tsing Yi Town Lot No. 129	64,980	22.5%

* Please refer to the terms of an agreement and supplemental agreements mentioned in the Chairman's Statements for 1988, 1991 and 1994.

3. **New Acquisitions and Joint Developments :**

(1) In January 1998, a subsidiary of the Group entered into a joint venture agreement with the owner to redevelop the property at Nos. 29-51, Wo Yi Hop Road, Kwai Chung, New Territories for non-industrial purposes. The site area is approximately 7,870 sq. m. Planning application has been approved.

(2) In February 1998, the Group acquired certain commercial units (totalling approximately 11,470 sq. m.) and 67 car parking spaces in East Asia Gardens, Nos. 36-60 Texaco Road, Tsuen Wan to be held for long-term investment.

(3) In March 1998, a subsidiary of the Group was awarded the tender for Sha Tin Town Lot No. 461 at Ma On Shan for the construction of a hotel. The site is of approximately 8,000 sq. m. and the total developable gross floor area is about 56,000 sq. m. The planned development in which the Group holds a 51% interest is scheduled for completion in 2002.

(4) In March 1998, an associated company in which the Group has a 42.5% interest was awarded the tender for Kowloon Inland Lot No. 11086 at Canton Road for commercial/residential development. The site area is approximately 10,480 sq. m. Total developable gross floor area is about 94,300 sq. m. Completion is scheduled for 2001.

(5) In June 1998, the Group obtained approval from the Town Planning Board for the expansion of the developable gross floor area of the Laguna Verde development by approximately 39,400 sq. m.

(6) In July 1998, an associated company which is 50% owned by the Group executed the deed of exchange in respect of the Comprehensive Development Lot Nos. 1397 s.ARP, s.B, s.C & RP in SD4, Lai King Hill Road, Kwai Chung. It is expected that the new development on the exchanged lot will consist of a commercial and residential complex with total developable gross floor area of approximately 52,040 sq. m.

(7) In July 1998, a 50/50 joint venture company of the Group and Hutchison Whampoa Limited entered into an agreement with the Shenzhen government for the development of a site at Futian, Shenzhen. The site has an area of about 156,000 sq. m. The development will comprise residential units and a shopping centre with a total developable gross floor area of 408,000 sq. m. This project is scheduled for completion in phases from 2001 to 2006.

(8) In 1998, the Group restructured its joint-venture arrangements with Land Development Corporation regarding the development of Inland Lot No. 8827. As a result, the Group now has an interest in the 19th to 77th floors (excluding 60th and 73rd floors) and the retail space at 1st floor of The Center totalling approximately 111,400 sq. m. and a three-storey basement car park for long-term investment.

(9) In December 1998, a joint venture company of the Group and Hutchison Whampoa Limited obtained the assignment of Tsing Yi Town Lot No. 140 from the Government for non-industrial use. The site area is approximately 24,900 sq. m. This project in which the Group has a 30% interest is expected to be completed in 2003 with a total developable gross floor area of about 236,550 sq. m.

(10) In December 1998, the Group obtained approval from the Town Planning Board for rezoning Inland Lot No.7106 s.A and the Extension thereto, to a Comprehensive Development Area including a hotel and a cruise terminal which will be jointly developed with the owner. Project design and planning are now underway.

(11) In December 1998, the Group entered into a supplemental agreement with Mass Transit Railway Corporation regarding the addition of approximately 105,600 sq. m. of residential gross floor area for Tung Chung Town Lot No. 5. The increase in gross floor area has been approved by the Town Planning Board.

(12) In February 1999, a wholly-owned subsidiary of the Group acquired Kwun Tong Inland Lot No. 729, No. 25, Chong Yip Street, Kwun Tong from the owner. With a total gross floor area of approximately 21,900 sq. m., the industrial/office building being built on the site is close to completion.

(13) In March 1999, the Group implemented the joint-development plan with the owners of New Kowloon Marine Lot Nos. 13 to 16 and 22 to 23. A composite development with a total gross floor area of approximately 175,000 sq. m. is proposed on the site.

(14) During the year under review, the Group continued its policy of acquiring agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

4. **Major Associated Company :**

The associated Hutchison Whampoa Group recorded profits after tax and after exceptional provisions of HK$8,706 million (1997 - HK$12,266 million).

Hong Kong will remain an important base for our investments. We will continue to diversify our businesses, underlined by an active pursuit of quality investments both in Hong Kong and the Mainland.

We take this opportunity to extend our thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year.

Li Ka-shing
Chairman

Hong Kong, 25th March, 1999

Consolidated Profit And Loss Account
For the year ended 31st December, 1998

	Note	1998 HK$ Million	1997 HK$ Million
Turnover	*(1)*		
Company and subsidiaries		6,120	1,740
Share of property sales of jointly controlled entities		5,745	6,117
		11,865	7,857
Operating profit excluding exceptional items			
Company and subsidiaries		2,792	2,468
Share of results of jointly controlled entities	*(2)*	3,261	4,287
Exceptional items	*(3)*	(3,435)	5,718
Operating profit		2,618	12,473
Share of results of associated companies		4,704	6,558
Profit before taxation		7,322	19,031
Taxation	*(4)*	1,169	1,320
Profit after taxation		6,153	17,711
Minority interests		41	109
Profit attributable to shareholders		6,112	17,602
Dividends		2,665	3,722
Profit for the year retained		3,447	13,880
Earnings per share	*(5)*	HK$2.66	HK$7.66
Dividends per share			
Interim dividend		HK$0.28	HK$0.39
Final dividend		HK$0.88	HK$1.23

Notes:

(1) Turnover
Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associated companies are not included.

(2) Share of results of jointly controlled entities
The Group's share of results of jointly controlled entities are accounted for in accordance with the Statement of Standard Accounting Practice No.21 "Accounting for Interests in Joint Ventures" issued by the Hong Kong Society of Accountants which becomes effective from 1st January, 1998. Comparative figures for last year have been reclassified to conform with the current year's presentation.

(3) Exceptional items

	1998 HK$ Million	1997 HK$ Million
Provision for property projects of jointly controlled entities	(2,450)	(750)
Provision for listed investments	(985)	(1,260)
Profit on disposal of subsidiaries	-	7,728
	(3,435)	5,718

(4) Taxation

	1998 HK$ Million	1997 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	138	71
Overseas tax	4	12
Jointly controlled entities		
Hong Kong profits tax	458	674
Overseas tax	38	25
Associated companies		
Hong Kong profits tax	392	395
Overseas tax	139	143
	1,169	1,320

Hong Kong profits tax is provided for at the rate of 16% (1997 - 16.5%) on the estimated assessable profits for the year. Overseas taxation is provided for based on the applicable local legislation on the estimated assessable profits of the individual company concerned. The effect of deferred tax to the Group for the year is immaterial.

(5) Earnings per share
The calculation of earnings per share is based on profit attributable to shareholders and on 2,297,556,240 shares (1997 - 2,297,556,240 shares) in issue during the year.

the Resolution until the next Annual General Meeting."

(ii) "THAT:-

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (i) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (ii) set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the said Resolution."

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 25th March, 1999

Notes:

1. Any Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and on a poll, vote in his stead. A proxy need not be a Member of the Company.
2. The Register of Members will be closed from Thursday, 20th May, 1999 to Thursday, 27th May, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, Hopewell Centre, 17th Floor, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 19th May, 1999.
3. Concerning item 5(i) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the Members as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").
4. Concerning item 5(ii) above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefits of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, will be set out in a separate letter from the Company to be enclosed with the 1998 Annual Report.



If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.



CHEUNG KONG (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG UNDER THE COMPANIES ORDINANCE)

7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

Directors

LI Ka-shing *Chairman*
LI Tzar Kuoi, Victor *Managing Director and Deputy Chairman*
George Colin MAGNUS *Deputy Chairman*
KAM Hing Lam *Deputy Managing Director*
HUNG Siu-lin, Katherine *Executive Director*
CHUNG Sun Keung, Davy *Executive Director*
IP Tak Chuen, Edmond *Executive Director*
PAU Yee Wan, Ezra *Executive Director*
WOO Chia Ching, Grace *Executive Director*
LEUNG Siu Hon *Independent Non-executive Director*
FOK Kin-ning, Canning *Non-executive Director*
Frank John SIXT *Non-executive Director*
CHOW Nin Mow, Albert *Non-executive Director*
YEH Yuan Chang, Anthony *Independent Non-executive Director*
CHOW Kun Chee, Roland *Independent Non-executive Director*
Simon MURRAY *Independent Non-executive Director*
KWOK Tun-li, Stanley *Independent Non-executive Director*

Company Secretary

Eirene YEUNG

3rd May, 1999

Dear Shareholder(s),

Proposed General Mandate to Issue New Shares

This is the explanatory statement to provide requisite information to you for your consideration of the proposal, in compliance with the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

A general mandate is proposed to be unconditionally given to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company in issue at the date of the resolution until the next Annual General Meeting and the relevant resolution is set out as Ordinary Resolution No. 5 (i) in the Notice of the Annual General Meeting ("Ordinary Resolution (i)").

Concerning Ordinary Resolution (i), the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Listing Rules.

Proposal to Authorise the Repurchase of Shares of the Company

At the last Annual General Meeting of the Company held on 28th May, 1998, a general mandate was given to the Directors to exercise the power of the Company to repurchase shares of HK$0.50 each of the Company ("Share(s)"). Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting to be held on 27th May, 1999. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the forthcoming Annual General Meeting to give a fresh general mandate to the Directors to exercise the power of the Company to repurchase Share(s).

This is the explanatory statement, as required by the relevant rules set out in the Listing Rules on the Stock Exchange to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange ("Share Buy Back Rules"), to provide requisite information to you for your consideration of the proposal to authorise the Directors to exercise the power of the Company to repurchase Share(s) up to a maximum of 10% of the issued share capital of the Company at the date of the Ordinary Resolution No. 5 (ii) in the Notice of the Annual General Meeting (the "Ordinary Resolution (ii)") during the Relevant Period referred to in item 5 of the Notice of the Annual General Meeting of the Company dated 25th March, 1999 ("Repurchase Proposal").

This document also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Share Buy Back Rules

The Share Buy Back Rules permit companies whose primary listings are on the Stock Exchange to repurchase their fully paid-up shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:–

(a) Shareholders' Approval

The Share Buy Back Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

(b) Source of Funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the company's constitutive documents and laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum Number of Shares to be Repurchased and Subsequent Issues

A maximum of 10% of the existing issued share capital of the company may be repurchased on the Stock Exchange and a company may not, without the prior approval of the Stock Exchange, issue new shares or announce a proposed new issue of shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which were outstanding prior to the repurchase).

(d) Trading Restrictions

All share repurchases on the Stock Exchange in any given calendar month are limited to a maximum of 25% of the trading volume of the company's shares in the immediately preceding calendar month. The Share Buy Back Rules also prohibit a company from making share repurchases on the Stock Exchange if the result of repurchase would be that less than 25% (or the prescribed minimum percentage for that company as determined by the Stock Exchange at the time of listing) of its issued share capital would be in public hands. A company shall not purchase its own shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(e) Status of Repurchased Shares

The Share Buy Back Rules require the listing of all repurchased shares to be automatically cancelled upon purchase and the share certificates to be cancelled and destroyed. Under the Companies Ordinance, the shares repurchased will be treated as cancelled but the aggregate amount of the company's authorised share capital will not be reduced.

(f) Suspension of Repurchases

The Share Buy Back Rules require any share buy back programme to be suspended after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information is made publicly available. In particular, during the period of one month immediately preceding either the preliminary announcement of a company's annual results or the publication of a company's interim report, a company may not purchase shares on the Stock Exchange, unless the circumstances are exceptional. In addition, the Stock Exchange reserves the right to prohibit a share repurchase programme on the Stock Exchange if a company breaches the Listing Rules.

(g) Reporting Requirements

Under the Share Buy Back Rules, share repurchases on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. on the following business day. In addition, the company's annual report is required to disclose information regarding share repurchases made during the year, including the number of shares repurchased each month, the purchase price per share or the highest and lowest price per share and the aggregate price

paid. A company shall procure that any broker appointed by the company to effect the purchase of shares shall disclose to the Stock Exchange such information with respect to purchases made on behalf of the company as the Stock Exchange may request.

(h) *Connected Parties*

The Share Buy Back Rules prohibit a company from knowingly purchasing shares on the Stock Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of the company or any of its subsidiaries or their respective associates (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her shares to the company.

2. Share Capital

As at 28th April, 1999 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,297,556,240 Shares of HK$0.50 each.

Subject to the passing of the Ordinary Resolution (i) and on the basis that no further Shares are issued prior to the Annual General Meeting to be held on 27th May, 1999, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 229,755,624 Shares.

3. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

4. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st December, 1998. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:–

		Highest *(HK$)*	Lowest *(HK$)*
April	1998	57.00	50.00
May	1998	53.00	41.10
June	1998	43.20	30.10
July	1998	40.40	33.00
August	1998	34.80	28.40
September	1998	37.30	28.80
October	1998	54.50	34.10
November	1998	60.00	51.00
December	1998	58.50	51.25
January	1999	62.50	52.50
February	1999	55.00	47.70
March	1999	62.00	51.50

6. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the Ordinary Resolution (ii) and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

7. Hong Kong Codes on Takeovers and Mergers and Share Repurchases

If on exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeover Code").

As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

As at 28th April, 1999 (the latest practicable date prior to the printing of this document), each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust and Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust is taken to have an interest under the Securities (Disclosure of Interests) Ordinance in the same block of 771,705,406 Shares, representing approximately 33.59% of the issued share capital of the Company. Apart from the foregoing, Mr. Li Ka-shing also held 32,133,000 Shares through a company, Foris Investment Limited in which he beneficially owns more than one-third of its issued share capital. He is taken to have an interest in a total of 803,838,406 Shares, representing approximately 34.99% of the issued share capital of the Company. In addition, Exchange Fund Investment Limited also held 247,140,470 Shares or approximately 10.76% of the issued share capital of the Company. To the best of the knowledge and belief of the Company, no other person, together with his/her associates, was beneficially interested in Shares representing 10% or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution (ii), then (if the present shareholdings otherwise remained the same) the attributable shareholding of Mr. Li Ka-shing would be increased to approximately 38.87% of the issued share capital of the Company, and the attributable shareholding of each of Mr. Li Tzar Kuoi, Victor, Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust and Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust in the Company would be increased to approximately 37.32% of the issued share capital of the Company. In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeover Code. The Directors have no present intention to exercise the Repurchase Proposal to such an extent as would result in takeover obligations.

8. Share Purchase made by the Company

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

Yours faithfully,

Li Ka-shing
Chairman

Note: All the information contain in this document are as of 28th April, 1999.

因此，任何一位股東或一致行動之多位股東可獲得或鞏固其對本公司之控制權，則須遵照收購守則第26及32條提出強制收購建議。

於一九九九年四月二十八日(本文件付印前之最後實際可行日期)，李嘉誠先生、李澤鉅先生、Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分及 Li Ka-Shing Unity Trustee Corporation Limited 以 The Li Ka-Shing Unity Discretionary Trust 信託人身分，根據證券(公開權益)條例，均被視作持有本公司同一股份權益共771,705,406股，約相等於本公司已發行股本33.59%。除上述外，李嘉誠先生透過其實益擁有三分之一以上已發行股本之公司 Foris Investment Limited 額外持有32,133,000股本公司股份，全部合計被視為持有本公司權益共803,838,406股，約相等於本公司已發行股本34.99%。此外，外匯基金投資有限公司亦持有合共247,140,470股本公司股份，即本公司已發行股本約10.76%。據本公司所知及相信，並無任何其他人等連同其聯繫人士實益持有本公司已發行股本10%或以上。

如董事會行使該普通決議案乙授予之購回股份全部權力，(在現有持股情況保持不變下)李嘉誠先生所被視為持有本公司股權將約增加至38.87%。李澤鉅先生、Li Ka-Shing Unity Holdings Limited，Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分及 Li Ka-Shing Unity Trustee Corporation Limited 以 The Li Ka-Shing Unity Discretionary Trust 信託人身分，所被視為持有本公司股權將約增加至37.32%。因此，董事會認為此項增加會導致須遵照收購守則第26及32條提出強制收購。董事會暫時無意行使購回股份之建議而導致其須進行強制收購。

八. 本公司購買股份

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

此致

長江實業(集團)有限公司列位股東　台照

主席
李嘉誠
謹啟

香港，一九九九年五月三日

附註：本函件所載為截至一九九九年四月二十八日之資料。

五. 股份價格

本文件付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

		最高價 港元	最低價 港元
一九九八年	四月	57.00	50.00
一九九八年	五月	53.00	41.10
一九九八年	六月	43.20	30.10
一九九八年	七月	40.40	33.00
一九九八年	八月	34.80	28.40
一九九八年	九月	37.30	28.80
一九九八年	十月	54.50	34.10
一九九八年	十一月	60.00	51.00
一九九八年	十二月	58.50	51.25
一九九九年	一月	62.50	52.50
一九九九年	二月	55.00	47.70
一九九九年	三月	62.00	51.50

六. 承諾

董事會已向聯交所作出承諾，在行使購回股份授權時，只要有關規則及法例適用，彼等將根據普通決議案乙及按照上市規則及公司條例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)與其有關之聯繫人士有意於股東批准購回股份建議後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士(按上市規則之定義)通知，彼等目前有意在公司獲股東批准購回股份建議後，出售本公司股份予本公司，或已承諾不會向本公司出售本公司股份。

七. 香港公司收購、合併及股份購回守則

倘按照購回股份建議，本公司行使權力購回公司股份時，令其中一個股東佔有公司有表決權股份比例增加，就香港公司收購及合併守則(「收購守則」)第32條而言，該項增加將作為一項收購處理。

及支付之價格總額。公司須確保其委任購回股份之任何股票經紀，在聯交所提出要求時，向聯交所披露有關代表該公司購回股份之資料。

(8) 關連人士

購回股份規則規定，公司不得故意在聯交所向「關連人士」購回公司股份。關連人士即公司或公司任何附屬公司之董事，行政人員或主要股東或其聯繫人士(按上市規則之定義)，而關連人士亦不得故意向公司出售其股份。

二. 股本

於一九九九年四月二十八日(本文件付印前之最後實際可行日期)，本公司之已發行股本為2,297,556,240股，每股面值港幣五角。

如普通決議案甲獲得通過及在一九九九年五月二十七日股東週年大會舉行前並無發行額外股份，本公司根據購回股份建議，獲准購回本公司股份之數目將最多可達229,755,624股。

三. 購回股份之原因

董事會相信，購回股份建議符合本公司及本公司股東之最佳利益。

購回股份可提高本公司每股之資產淨值及/或溢利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及本公司股東時方予進行。

四. 用於購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於購回股份時而償還之股本必須在公司條例准許下由本公司可供分派之溢利及/或用於購回股份而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之購回股份建議，本公司之營運資金或資本與負債比率會有重大差別(相對於截至一九九八年十二月三十一日止年度年報內之已審核綜合賬目所披露之情況而言)。然而，董事會倘認為購回股份對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該購回股份權力。

(3) 購回公司股份之最高限額及其後發行之股份

公司在聯交所購回之股份最多不超過發行股本的10%。除非得到聯交所之事先批准，公司並不得於緊隨購回股份三十天之期間內發行新股或宣佈建議發行新股(但依據認股權證、認購權或要求公司發行股份之類似文件，行使於購回日期前尚未行使之權利而須予發行之證券除外)。

(4) 買賣規限

任何一個月內在聯交所購回之股份總數最多不得超過上個月該公司股份成交量的25%。倘公司於聯交所購回股份後引致公眾人士所持有之發行股份少於25%(或少於聯交所規定之百分率)，則購回股份規則禁止公司購回股份。公司購回股份必須以現金支付或依據聯交所規則所規定之交易方式進行。

(5) 購回股份之地位

購回股份規則規定，所有購回股份之上市地位將自動註銷，而股票須予註銷及毀滅。根據公司條例規定，所有購回之股份將作為註銷處理，但公司之法定股本總額將不會因此而減低。

(6) 暫停購回股份

購回股份規則規定，在發生任何會影響股份價格之事宜後，或正在考慮可影響股份價格之決定時，公司須暫停購回股份計劃，直至該可影響股份價格之資料公佈為止。特別是在公司公佈初步年度業績或刊發公司中期報告前一個月內，公司不得在聯交所購回股份，惟特殊情況則除外。此外，倘公司違反上市規則，聯交所有權禁止該公司於聯交所進行購回股份計劃。

(7) 呈報規定

根據購回股份規則，在聯交所或其他地方購回股份後，必須於下一個營業日上午九時三十分前向聯交所呈報。此外，公司年報必須說明該年度購回股份之詳情，包括每月購回股份之數目，每股價格或每股最高及最低價格

有關普通決議案甲，董事會茲聲明：董事會現時並無任何計劃發行本公司之新股。要求股東授權之原因，乃遵照公司條例第57B條及上市規則而提出。

授權購回本公司股份之建議

本公司於一九九八年五月二十八日舉行之股東週年大會上授予董事會購回本公司每股面值港幣五角股份(「本公司股份」)之一般性授權，即將於一九九九年五月二十七日舉行之股東週年大會結束時失效，因此將於本屆股東週年大會上建議一項普通決議案，重新給予董事會一般性授權購回本公司股份。

本文為說明函件，乃遵照聯交所上市規則之有關規則而發出，該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券(「購回股份規則」)，並向閣下提供所需資料，以考慮授權予董事會行使本公司之權力購回本公司股份之建議，於有關期間內該購回須不得超過本公司於股東週年大會通告內所載第五(乙)項普通決議案(「普通決議案乙」)通過當日本公司已發行股本的10%，而普通決議案乙已載於日期為一九九九年三月二十五日之股東週年大會通告第五項內(「購回股份建議」)。

本文件亦構成公司條例第49BA(3)條所規定之備忘錄。

一. 購回股份規則

購回股份規則准許在聯交所具有第一上市地位之公司在聯交所購回其已繳足股份，惟須遵守若干限制，現將其中最重要之限制概述如下：

(1) 股東批准

購回股份規則規定，在聯交所具有第一上市地位之公司在市場上購回之股份須事前經由普通決議案(以有關特定事項之特別批准或給予本公司董事會一般性授權行使該項購回之方式)批准。

(2) 資金來源

用於購回股份之資金必須依據公司組織文件及公司註冊或成立之所屬區域法例而可運用於此用途之資金撥支。

閣下對本文件如**有任何疑問**，應諮詢股票經紀、銀行經理、律師、專業會計師或其他專業顧問。



長江實業（集團）有限公司

（根據公司條例於香港註冊成立）

香港皇后大道中二號長江集團中心七樓

董事

李嘉誠	主席	梁肇漢	獨立非執行董事
李澤鉅	董事總經理兼副主席	霍建寧	非執行董事
麥理思	副主席	陸法蘭	非執行董事
甘慶林	副董事總經理	周年茂	非執行董事
洪小蓮	執行董事	葉元章	獨立非執行董事
鍾慎強	執行董事	周近智	獨立非執行董事
葉德銓	執行董事	馬世民	獨立非執行董事
鮑綺雲	執行董事	郭敦禮	獨立非執行董事
吳佳慶	執行董事		

公司秘書

楊逸芝

敬啟者：

授權董事會發行新股建議

本文為說明函件，載有香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）規定刊載之資料，以供閣下考慮上述建議。

於股東週年大會通告內所載第五（甲）項普通決議案（「普通決議案甲」），建議無條件授權董事會增發及處理數量不超過本公司於本決議案通過當日之已發行股本的20%新股，此項授權有效至下屆股東週年大會。

CHEUNG KONG (HOLDINGS) LIMITED

INTERIM REPORT FOR 1999

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated net profit after tax for the first half of 1999 amounted to HK$4,920 million. Earnings per share were HK$2.14, representing an increase of 63% as compared to the same period last year. The unaudited consolidated profit and loss account for the six months ended 30th June, 1999 and the comparisons with the same period last year are set out in the accompanying table.

INTERIM DIVIDEND

The Directors have decided to pay an interim dividend for 1999 of HK$0.33 per share (HK$0.28 per share in 1998) to shareholders whose names appear on the Register of Members of the Company on 19th October, 1999. The dividend shows an increase of 18% over that of last year, and will be paid on 20th October, 1999.

BUSINESS REVIEW

1. **Projects Completed in the First Half Year of 1999:**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Vista Paradiso Phase II	Sha Tin Town Lot No. 338	75,315	50%
The Portofino	Lot No. 849 in D.D. 225 Clear Water Bay	20,470	100%
Prosperity Center	Kwun Tong Inland Lot No. 729	21,900	100%
Harbour Plaza Resort City and Kingswood Ginza Phase II	Tin Shui Wai Town Lot No. 4	59,100	48.25%*
Villa Esplanada Phase II	Tsing Yi Town Lot No. 129	64,980	22.5%

2. **Projects Scheduled for Completion during the Second Half Year:**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Villa d'Arte	Inland Lot No. 8857	5,330	90%
Tierra Verde Phase II	Tsing Yi Town Lot No. 132	141,800	Joint Venture
Harbour Plaza North Point and Office Development	Inland Lot No. 8885	52,120	60.9%
Villa Verde Laguna Verde	Kowloon Inland Lot No. 11056	56,030	Joint Venture
Monte Vista (10 Blocks)	Sha Tin Town Lot No. 446	109,220	50%
Peninsula Heights	New Kowloon Inland Lot No. 5104	21,300	50%
Manhattan Heights	Marine Lot No. 245 s.E, R.P., s.B R.P., s.B ss. 1 R.P., s.B ss. 2 and s.B ss. 1 s.A	29,820	44.8%

* Please refer to the terms of an agreement and supplemental agreements mentioned in the Chairman's Statements for *1988, 1991 and 1994.*

3. **New Acquisitions and Joint Developments:**

(1) In February 1999, a wholly-owned subsidiary of the Group acquired Kwun Tong Inland Lot No. 729, No. 25, Chong Yip Street, Kwun Tong. With a total gross floor area of approximately 21,900 sq. m., the industrial/office building on the site has now been completed.

(2) In March 1999, the Group implemented the joint-development plan with the owners of New Kowloon Marine Lot Nos. 13 to 16 and 22 to 23. In July, a wholly-owned subsidiary of the Group entered into a deed of exchange with the owners and an agreement and conditions of exchange with the government. The exchanged lot is earmarked for a composite development of a commercial and residential complex with a total developable gross floor area of approximately 175,000 sq. m.

(3) In June 1999, a wholly-owned subsidiary of the Group was awarded the tender for New Kowloon Inland Lot No. 6277, Beacon Hill Road, Kowloon Tong for residential purposes. Planned for completion in 2003, the proposed development has a site area of approximately 41,570 sq. m. and a total developable gross floor area of about 72,480 sq. m.

(4) In August 1999, a modification letter was executed with the government in relation to the addition of approximately 105,600 sq. m. of residential gross floor area for Tung Chung Town Lot No. 5, which is a joint development

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June, 1999. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during this period.

MILLENNIUM ISSUE

The Group is well aware of the importance of taking appropriate steps to address the financial and operating system risks posed by the Year 2000. Since 1997, the Group has developed and implemented a Year 2000 compliance programme (the "Programme") to ensure all major systems, computer applications, software and hardware devices owned or developed by the Group will accurately calculate date/time data prior to, through and beyond the year 2000.

A steering committee has been established by the Group in 1997 to monitor the Programme and to implement necessary remedial and contingency measures. Progress on the Programme has been reported regularly to the Directors by the steering committee.

The Programme has now been completed on schedule with all the critical systems of the Group being Year 2000 compliant. However, the Group still relies upon and interfaces with systems of third parties such as major suppliers, contractors, sub-contractors and business partners. The Group has been actively assessing the commitment of such third parties in achieving Year 2000 compliance. Disruption to the Group's business operations may result due to the non-compliance of third party systems.

Extensive contingency plans have been prepared by the Group with a view to responding to any interruption in a speedy and organised manner. These plans include measures mitigating the effects of any future disruption to critical business systems and business resumption contingency plans to address the perceived risks associated with the Year 2000 issue. Contingency measures are being regularly reviewed.

Total costs required for the Programme are estimated to be approximately HK$8,000,000. As at 30th June, 1999, a total of HK$7,000,000 has been incurred on assessment, programme modification and related works to achieve Year 2000 compliance. The Group expects a further amount of HK$1,000,000 will be spent for subsequent testing and contingency.



CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June, 1999

	Note	Six months ended 30/6/1999 HK$Million	30/6/1998 HK$Million
Turnover	(1)		
Company and subsidiaries		773	5,861
Share of property sales of jointly controlled entities		3,325	4,702
		4,098	10,563
Operating profit excluding exceptional items			
Company and subsidiaries		402	2,883
Share of results of jointly controlled entities		982	2,168
Exceptional items	(2)		(3,435)
Operating profit		1,384	1,616
Share of results of associates		3,894	2,343
Profit before taxation		5,278	3,959
Taxation	(3)	360	888
Profit after taxation		4,918	3,071
Minority interests		(2)	48
Profit attributable to shareholders		4,920	3,023
Interim dividend		758	643
Profit for the period retained		4,162	2,380
Earnings per share	(4)	HK$2.14	HK$1.32
Dividends per share		HK$0.33	HK$0.28

between the Group, the Hutchison Whampoa Group and the Mass Transit Railway Corporation.

(5) During the period under review, the Group continued its policy of acquiring agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

4. **Major Associated Company:**

The associated Hutchison Whampoa Group recorded net profits after tax and after exceptional gains for the half year ended 30th June, 1999 of HK$7,313 million, representing an increase of 70% as compared to HK$4,310 million for the same period in 1998.

PROSPECTS

While Hong Kong's economy has stabilised in the first half of 1999, problems of unemployment and deflation remained the major areas of concern. Less volatility in interest rate movements, in tandem with the stabilised stock market and rising tourist arrivals, are some of the encouraging signs of a steady recovery in the local economy. Sentiment in the property market has also improved steadily.

Our ongoing effort to provide a premium-quality and tranquil living environment continues to be demonstrated by our residential projects. Projects launched during the period included No. 1 Star Street in Wan Chai, Costa del Sol, Laguna Verde Phase III in Hung Hom, Monte Vista Phase I in Ma On Shan, Peninsula Heights on Broadcast Drive and Prosperity Center in Kwun Tong which have earned high recognition for their top quality and prime locations. Remaining units of projects including DeerHill Bay, The Paramount and Vista Paradiso Phase I and II have been progressively sold during the period. Our strong position in the market has been maintained, while the sales of our various projects were well within our expectations. For the first half of 1999, the Group registered sales of over 2,000 residential units amounting to more than HK$10 billion.

Our projects, Villa d'Arte in Tai Hang and Monte Vista Phase II in Ma On Shan, have been released in the second half of 1999, and several others are scheduled to be launched including The Portofino in Clear Water Bay and Laguna Verde Phase IV in Hung Hom.

The favourable responses to the government land sales which resumed in April this year have had a stabilising effect on local property prices. During the period, the Group has continued to acquire prime sites at reasonable market prices, building an even stronger foundation for future growth. Apart from direct land purchases, the Group is also active in entering into strategic co-operative joint ventures with land owners which will add to its large scale land bank.

The occupancy rate of our rental properties remains satisfactory, while construction of various commercial/office projects are progressing on schedule. It is encouraging to note the gradual improvement recently seen in the local rental market of commercial/office properties. The Group is committed to strengthening its presence in this sector by expanding its portfolio of investment properties with enhanced quality both in terms of construction and management services. Following a big expansion of the gross floor areas of its rental properties in the near future, the Group is set to further improve its established base of recurrent earnings. The Oriental Plaza project in Beijing is progressing as scheduled and will be occupied in phases starting next year.

It has been the corporate mission of the associated Hutchison Whampoa Group to seek a stronger global presence while strengthening its base in Hong Kong. Together with an active expansion of its local diversified businesses, the Hutchison Whampoa Group has continued to capitalise on timely opportunities for suitable overseas investments. Significant milestones have been passed in the first half as several major investments were made in the overseas markets. Its overseas businesses have performed very well, with some of them becoming mature and being poised to enjoy good returns in the near future.

The unemployment rate has moderated recently and Hong Kong has now gradually regained its economic stability. The concerted effort of the government and various parties to bolster investor interest and consumer confidence will be the key to Hong Kong's revival, with all local sectors improving and emerging from the painful adjustment. The government's initiative to transform Hong Kong into a centre for innovation and technology should further enhance its competitive edge and pave the way for healthy economic development. I am fully confident about the long-term economic prospects for Hong Kong.

The Group is gearing up for the new century facing various challenges and opportunities. To remain market-responsive and highly competitive, our effort to pursue more productive and value-added operations has continued. The Group's long-standing policy of actively seizing business opportunities while strengthening its foundation has ensured its strong growth and will continue to guide it in the future. Strategically focused in Hong Kong, we will further diversify our businesses through an active pursuit of quality investments both in Hong Kong and the Mainland. I am sure, supported by its strong fundamentals and financial strength, the Group will see excellent prospects in the next century going forward to a new era of solid growth.

I take this opportunity to extend my thanks to my colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 26th August, 1999

Notes:

(1) Turnover
Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

(2) Exceptional items

	1999 HK$ Million	1998 HK$ Million
Provision for property projects of jointly controlled entities	-	(2,450)
Provision for listed investments	-	(985)
	-	(3,435)

(3) Taxation

	1999 HK$ Million	1998 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	11	302
Overseas tax	-	2
Jointly controlled entities		
Hong Kong profits tax	130	309
Overseas tax	13	22
Associates		
Hong Kong profits tax	136	168
Overseas tax	70	85
	360	888

Hong Kong profits tax is provided for at the rate of 16% (1998 - 16%) on the estimated assessable profits for the period. Overseas taxation is provided for based on the applicable local legislation on the estimated assessable profits of the individual company concerned. The effect of deferred tax to the Group for the period is immaterial.

(4) Earnings per share
The calculation of earnings per share is based on profit attributable to shareholders and on 2,297,556,240 shares (1998 - 2,297,556,240 shares) in issue during the period.

(5) The Group's accounting policy for investments in securities has been changed to adopt the benchmark treatment as stated in the Statement of Standard Accounting Practice No.24 "Accounting for Investments in Securities" issued by the Hong Kong Society of Accountants which becomes effective from 1st January, 1999. Such change in accounting policy has no material effect on the profit attributable to shareholders for the six months ended 30th June, 1999 and for the same period last year.

CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF PAYMENT OF INTERIM DIVIDEND, 1999

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated net profit after tax for the six months ended 30th June, 1999 amounted to HK$4,920 million which represents earnings of HK$2.14 per share. The Directors have resolved to pay an interim dividend for 1999 of HK$0.33 per share to shareholders whose names appear on the Register of Members of the Company on 19th October, 1999. The dividend will be paid on 20th October, 1999.

The Register of Members of the Company will be closed from Tuesday, 12th October, 1999 to Tuesday, 19th October, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 11th October, 1999.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 26th August, 1999





CHEUNG KONG (HOLDINGS) LIMITED

Interim Report 99



CHEUNG KONG (HOLDINGS) LIMITED
NOTICE OF PAYMENT
OF INTERIM DIVIDEND, 1999

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated net profit after tax for the six months ended 30th June, 1999 amounted to HK$4,920 million which represents earnings of HK$2.14 per share. The Directors have resolved to pay an interim dividend for 1999 of HK$0.33 per share to shareholders whose names appear on the Register of Members of the Company on 19th October, 1999. The dividend will be paid on 20th October, 1999.

The Register of Members of the Company will be closed from Tuesday, 12th October, 1999 to Tuesday, 19th October, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 11th October, 1999.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 26th August, 1999

CHEUNG KONG (HOLDINGS) LIMITED
INTERIM REPORT FOR 1999

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated net profit after tax for the first half of 1999 amounted to HK$4,920 million. Earnings per share were HK$2.14, representing an increase of 63% as compared to the same period last year. The unaudited consolidated profit and loss account for the six months ended 30th June, 1999 and the comparisons with the same period last year are set out in the accompanying table.

INTERIM DIVIDEND

The Directors have decided to pay an interim dividend for 1999 of HK$0.33 per share (HK$0.28 per share in 1998) to shareholders whose names appear on the Register of Members of the Company on 19th October, 1999. The dividend shows an increase of 18% over that of last year, and will be paid on 20th October, 1999.

BUSINESS REVIEW

1. Projects Completed in the First Half Year of 1999:

Name	Location	Total Gross Floor Area	Group's Interest
		(sq. m.)	
Vista Paradiso Phase II	Sha Tin Town Lot No. 338	75,315	50%
The Portofino	Lot No. 849 in D.D. 225 Clear Water Bay	20,470	100%
Prosperity Center	Kwun Tong Inland Lot No. 729	21,900	100%
Harbour Plaza Resort City and Kingswood Ginza Phase II	Tin Shui Wai Town Lot No. 4	59,100	48.25%*
Villa Esplanada Phase II	Tsing Yi Town Lot No. 129	64,980	22.5%

* Please refer to the terms of an agreement and supplemental agreements mentioned in the Chairman's Statements for 1988, 1991 and 1994.

2. Projects Scheduled for Completion during the Second Half Year:

Name	Location	Total Gross Floor Area	Group's Interest
		(sq. m.)	
Villa d'Arte	Inland Lot No. 8857	5,330	90%
Tierra Verde Phase II	Tsing Yi Town Lot No. 132	141,800	Joint Venture
Harbour Plaza North Point and Office Development	Inland Lot No. 8885	52,120	60.9%
Villa Verde Laguna Verde	Kowloon Inland Lot No. 11056	56,030	Joint Venture
Monte Vista (10 Blocks)	Sha Tin Town Lot No. 446	109,220	50%
Peninsula Heights	New Kowloon Inland Lot No. 5104	21,300	50%
Manhattan Heights	Marine Lot No. 245 s.E, R.P., s.B R.P., s.B ss. 1 R.P., s.B ss. 2 and s.B ss. 1 s.A	29,820	44.8%

3. New Acquisitions and Joint Developments:

(1) In February 1999, a wholly-owned subsidiary of the Group acquired Kwun Tong Inland Lot No. 729, No. 25, Chong Yip Street, Kwun Tong. With a total gross floor area of approximately 21,900 sq. m., the industrial/office building on the site has now been completed.

(2) In March 1999, the Group implemented the joint-development plan with the owners of New Kowloon Marine Lot Nos. 13 to 16 and 22 to 23. In July, a wholly-owned subsidiary of the Group entered into a deed of exchange with the owners and an agreement and conditions of exchange with the government. The exchanged lot is earmarked for a composite development of a commercial and residential complex with a total developable gross floor area of approximately 175,000 sq. m.

(3) In June 1999, a wholly-owned subsidiary of the Group was awarded the tender for New Kowloon Inland Lot No. 6277, Beacon Hill Road, Kowloon Tong for residential purposes. Planned for completion in 2003, the proposed development has a site area of approximately 41,570 sq. m. and a total developable gross floor area of about 72,480 sq. m.

(4) In August 1999, a modification letter was executed with the government in relation to the addition of approximately 105,600 sq. m. of residential gross floor area for Tung Chung Town Lot No. 5, which is a joint development between the Group, the Hutchison Whampoa Group and the Mass Transit Railway Corporation.

(5) During the period under review, the Group continued its policy of acquiring agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

4. Major Associated Company:

The associated Hutchison Whampoa Group recorded net profits after tax and after exceptional gains for the half year ended 30th June, 1999 of HK$7,313 million, representing an increase of 70% as compared to HK$4,310 million for the same period in 1998.

PROSPECTS

While Hong Kong's economy has stabilised in the first half of 1999, problems of unemployment and deflation remained the major areas of concern. Less volatility in interest rate movements, in tandem with the stabilised stock market and rising tourist arrivals, are some of the encouraging signs of a steady recovery in the local economy. Sentiment in the property market has also improved steadily.

Our ongoing effort to provide a premium-quality and tranquil living environment continues to be demonstrated by our residential projects. Projects launched during the period included No. 1 Star Street in Wan Chai, Costa del Sol, Laguna Verde Phase III in Hung Hom, Monte Vista Phase I in Ma On Shan, Peninsula Heights on Broadcast Drive and Prosperity Center in Kwun Tong which have earned high recognition for their top quality and prime locations. Remaining units of projects including DeerHill Bay, The Paramount and Vista Paradiso Phase I and II have been progressively sold during the period. Our strong position in the market has been maintained, while the sales of our various projects were well within our expectations. For the first half of 1999, the Group registered sales of over 2,000 residential units amounting to more than HK$10 billion.

Our projects, Villa d'Arte in Tai Hang and Monte Vista Phase II in Ma On Shan, have been released in the second half of 1999, and several others are scheduled to be launched including The Portofino in Clear Water Bay and Laguna Verde Phase IV in Hung Hom.

The favourable responses to the government land sales which resumed in April this year have had a stabilising effect on local property prices. During the period, the Group has continued to acquire prime sites at reasonable market prices, building an even stronger foundation for future growth. Apart from direct land purchases, the Group is also active in entering into strategic co-operative joint ventures with land owners which will add to its large scale land bank.

The occupancy rate of our rental properties remains satisfactory, while construction of various commercial/office projects are progressing on schedule. It is encouraging to note the gradual improvement recently seen in the local rental market of commercial/office properties. The Group is committed to strengthening its presence in this sector by expanding its portfolio of investment properties with enhanced quality both in terms of construction and management services. Following a big expansion of the gross floor areas of its rental properties in the near future, the Group is set to further improve its established base of recurrent earnings. The Oriental Plaza project in Beijing is progressing as scheduled and will be occupied in phases starting next year.

It has been the corporate mission of the associated Hutchison Whampoa Group to seek a stronger global presence while strengthening its base in Hong Kong. Together with an active expansion of its local diversified businesses, the Hutchison Whampoa Group has continued to capitalise on timely opportunities for suitable overseas investments. Significant milestones have been passed in the first half as several major investments were made in the overseas markets. Its overseas businesses have performed very well, with some of them becoming mature and being poised to enjoy good returns in the near future.

The unemployment rate has moderated recently and Hong Kong has now gradually regained its economic stability. The concerted effort of the government and various parties to bolster investor interest and consumer confidence will be the key to Hong Kong's revival, with all local sectors improving and emerging from the painful adjustment. The government's initiative to transform Hong Kong into a centre for innovation and technology should further enhance its competitive edge and pave the way for healthy economic development. I am fully confident about the long-term economic prospects for Hong Kong.

The Group is gearing up for the new century facing various challenges and opportunities. To remain market-responsive and highly competitive, our effort to pursue more productive and value-added operations has continued. The Group's long-standing policy of actively seizing business opportunities while strengthening its foundation has ensured its strong growth and will continue to guide it in the future. Strategically focused in Hong Kong, we will further diversify our businesses through an active pursuit of quality investments both in Hong Kong and the Mainland. I am sure, supported by its strong fundamentals and financial strength, the Group will see excellent prospects in the next century going forward to a new era of solid growth.

I take this opportunity to extend my thanks to my colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 26th August, 1999

Consolidated Profit And Loss Account

For the six months ended 30th June, 1999

	Note	**Six months ended 30/6/1999 HK$ Million**	Six months ended 30/6/1998 HK$ Million
Turnover	(1)		
Company and subsidiaries		**773**	5,861
Share of property sales of jointly controlled entities		**3,325**	4,702
		4,098	10,563
Operating profit excluding exceptional items			
Company and subsidiaries		**402**	2,883
Share of results of jointly controlled entities		**982**	2,168
Exceptional items	(2)	**–**	(3,435)
Operating profit		**1,384**	1,616
Share of results of associates		**3,894**	2,343
Profit before taxation		**5,278**	3,959
Taxation	(3)	**360**	888
Profit after taxation		**4,918**	3,071
Minority interests		**(2)**	48
Profit attributable to shareholders		**4,920**	3,023
Interim dividend		**758**	643
Profit for the period retained		**4,162**	2,380
Earnings per share	(4)	**HK$2.14**	HK$1.32
Dividends per share		**HK$0.33**	HK$0.28

Notes:

(1) Turnover

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

(2) Exceptional items

	1999 HK$ Million	1998 HK$ Million
Provision for property projects of jointly controlled entities	–	(2,450)
Provision for listed investments	–	(985)
	–	(3,435)

(3) Taxation

	1999 HK$ Million	1998 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	11	302
Overseas tax	–	2
Jointly controlled entities		
Hong Kong profits tax	130	309
Overseas tax	13	22
Associates		
Hong Kong profits tax	136	168
Overseas tax	70	85
	360	888

Hong Kong profits tax is provided for at the rate of 16% (1998 - 16%) on the estimated assessable profits for the period. Overseas taxation is provided for based on the applicable local legislation on the estimated assessable profits of the individual company concerned. The effect of deferred tax to the Group for the period is immaterial.

(4) Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,297,556,240 shares (1998 - 2,297,556,240 shares) in issue during the period.

(5) The Group's accounting policy for investments in securities has been changed to adopt the benchmark treatment as stated in the Statement of Standard Accounting Practice No. 24 "Accounting for Investments in Securities" issued by the Hong Kong Society of Accountants which becomes effective from 1st January, 1999. Such change in accounting policy has no material effect on the profit attributable to shareholders for the six months ended 30th June, 1999 and for the same period last year.

DIRECTORS' INTERESTS

As at 30th June, 1999, the interests of the Directors in the shares of the Company and its associated corporations as required to be recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

(a) Interests in the Company

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	32,133,000	771,705,406 (Note 1)	803,838,406
Li Tzar Kuoi, Victor	220,000	100,000	–	771,705,406 (Note 1)	772,025,406
George Colin Magnus	56,000	10,000	–	150,000 (Note 3)	216,000
Kam Hing Lam	10,000	–	–	–	10,000
Hung Siu-lin, Katherine	20,000	–	–	–	20,000
Leung Siu Hon	598,100	64,500	–	–	662,600
Yeh Yuan Chang, Anthony	–	384,000	–	–	384,000
Chow Kun Chee, Roland	65,600	–	–	–	65,600

(b) Interests in Associated Corporations

Hutchison Whampoa Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,944,547,978 (Note 2)	1,944,547,978
Li Tzar Kuoi, Victor	–	–	610,000	1,944,547,978 (Note 2)	1,945,157,978
George Colin Magnus	800,000	9,000	–	–	809,000
Leung Siu Hon	10,000	26,000	–	–	36,000
Fok Kin-ning, Canning	875,089	–	–	–	875,089
Chow Nin Mow, Albert	89	–	–	–	89
Chow Kun Chee, Roland	45,392	–	–	–	45,392

Cheung Kong Infrastructure Holdings Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,912,109,945 (Note 4)	1,912,109,945
Li Tzar Kuoi, Victor	–	–	–	1,912,109,945 (Note 4)	1,912,109,945
Kam Hing Lam	100,000	–	–	–	100,000

Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, by virtue of their interests in the share capital of the Company as described in Note 1 and as Directors of the Company are deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SDI Ordinance.

Also by virtue of their interests as discretionary beneficiaries of certain discretionary trusts as described in Note 1 and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the shares of the following subsidiaries and associated companies of the Company held by Li Ka-Shing Unity Trustee Company Limited (and companies it controls) as trustee of The Li Ka-Shing Unity Trust:

Subsidiary	**Number of Ordinary Shares**
Beautiland Company Limited	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
Tsing-Yi Realty, Limited	945,000

Associated Company	**Number of Ordinary Shares**
Believewell Limited	1,000
Queboton Limited	1,000

In addition, Mr. Li Ka-shing is deemed to be interested in 7,500 shares of Wing Shaw Limited, an associated company of the Company, by virtue of his interest in part of such interests through his private company and his deemed interest in the remainder of such interests through those discretionary trusts and unit trust referred to in Note 2(b).

Notes:

1. The two references to 771,705,406 shares relate to the same block of shares in the Company. Such shares are held by Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and by companies controlled by TUT as trustee of the LKS Unity Trust. All issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of TUT and of the trustees of the aforementioned discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited. Mr. Li Ka-shing owns more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited and accordingly is taken to be interested in the 771,705,406 shares in the Company under the SDI Ordinance.

2. The two references to 1,944,547,978 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

   (a) 1,936,547,978 shares held by certain subsidiaries of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note 1 as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard; and

   (b) 8,000,000 shares held by a unit trust. All issued and outstanding units of such unit trust are held by discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of the trustees of the aforementioned unit trust and discretionary trusts are owned by Li Ka-Shing Castle Holdings Limited in which Mr. Li Ka-shing owns more than one-third of its issued share capital and accordingly, Mr. Li Ka-shing is taken to be interested in the 8,000,000 shares in HWL under the SDI Ordinance.

3. Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

4. The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

   (a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor by virtue of their deemed interest in the shares of the Company as discretionary beneficiaries of certain discretionary trusts as described in Note 1 above, are deemed to be interested in such shares of CKI held by the subsidiary of HWL.

(b) 3,603,000 shares held by Pennywise Investments Limited ("Pennywise") and 1,825,000 shares held by Triumphant Investments Limited ("Triumphant"). Pennywise and Triumphant are companies controlled by TUT as trustee of the LKS Unity Trust. Mr. Li Tzar Kuoi, Victor is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his interests as discretionary beneficiary of certain discretionary trusts as described in Note 1 above and as a Director of CKI. Mr. Li Ka-shing is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his deemed interest in TUT and the trustees of those discretionary trusts as described in Note 1 above.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Apart from the above, as at 30th June, 1999 there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 1999, the register required to be kept under Section 16(1) of the SDI Ordinance showed that, in addition to the interests disclosed above in respect of the Directors, the Company has been notified by Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust that each of them is taken to have an interest under the SDI Ordinance in the same 771,705,406 shares of the Company as described in Note 1 above. Furthermore, the Company has been notified by Exchange Fund Investment Limited that it holds 247,140,470 shares of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June, 1999. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during this period.

MILLENNIUM ISSUE

The Group is well aware of the importance of taking appropriate steps to address the financial and operating system risks posed by the Year 2000. Since 1997, the Group has developed and implemented a Year 2000 compliance programme (the "Programme") to ensure all major systems, computer applications, software and hardware devices owned or developed by the Group will accurately calculate date/time data prior to, through and beyond the year 2000.

A steering committee has been established by the Group in 1997 to monitor the Programme and to implement necessary remedial and contingency measures. Progress on the Programme has been reported regularly to the Directors by the steering committee.

The Programme has now been completed on schedule with all the critical systems of the Group being Year 2000 compliant. However, the Group still relies upon and interfaces with systems of third parties such as major suppliers, contractors, sub-contractors and business partners. The Group has been actively assessing the commitment of such third parties in achieving Year 2000 compliance. Disruption to the Group's business operations may result due to the non-compliance of third party systems.

Extensive contingency plans have been prepared by the Group with a view to responding to any interruption in a speedy and organised manner. These plans include measures mitigating the effects of any future disruption to critical business systems and business resumption contingency plans to address the perceived risks associated with the Year 2000 issue. Contingency measures are being regularly reviewed.

Total costs required for the Programme are estimated to be approximately HK$8,000,000. As at 30th June, 1999, a total of HK$7,000,000 has been incurred on assessment, programme modification and related works to achieve Year 2000 compliance. The Group expects a further amount of HK$1,000,000 will be spent for subsequent testing and contingency.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

電腦二千年問題

本集團明白必須採取恰當措施，以處理電腦二千年財務及營業運作系統風險。早於一九九七年，集團已制定推行「處理電腦二千年問題」之計劃（「該計劃」），確保所購置或開發之主要系統、電腦應用程式及軟硬件裝置，在公元二千年前及以後均能準確處理與日子及時間有關之數據運算。

集團早於一九九七年成立督導委員會，專責監管有關計劃並採取相應之修正及應變措施，並定期向董事匯報該計劃之進度。

該計劃目前已按期完成，全部關鍵系統已可應付電腦二千年問題，惟整體成效仍需視乎與集團系統有連繫的主要供應商、承建商、分判承建商及業務夥伴之電腦系統能否處理有關問題，若未能妥善處理，對集團的業務運作或會構成一定影響，所以集團正就他們解決該電腦問題之承擔積極進行評估。

集團已制備全面的應變措施，以期一旦出現系統故障時，能有條不紊地迅速應付。有關措施包括盡量減低電腦二千年問題對關鍵系統造成的影響，並針對可能產生的干擾而制定回復業務正常的應變程序。各項應變措施之檢討工作正定期進行。

估計集團將耗資約港幣八百萬元推行整項計劃。截至一九九九年六月三十日，集團已動用港幣七百萬元處理電腦二千年問題，包括評估、修改系統及相關之工作，預計集團需再撥支港幣一百萬元以進行有關測試及應變措施。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理地指出本公司在本中期報告所包括會計期間的任何時間，未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

（乙）3,603,000股由Pennywise Investments Limited（「Pennywise」）持有及1,825,000股由Triumphant Investments Limited（「Triumphant」）持有。Pennywise及Triumphant為TUT以LKS Unity Trust之信託人身分控制之公司。作為上文附註（一）所述若干全權信託之可能受益人及身為長建董事，李澤鉅先生被視為持有Pennywise及Triumphant所持有之該等長建股份權益。作為上文附註（一）所述被視為擁有TUT及若干全權信託之信託人之權益，李嘉誠先生被視為持有由Pennywise及Triumphant所持有之長建股份權益。

若干董事代本公司及其他附屬公司在若干附屬公司受託持有董事資格股份。

除上述外，於一九九九年六月三十日，並無其他權益或優先權記載於按證券（公開權益）條例第二十九條規則而制定之登記冊內。

主要股東

根據證券（公開權益）條例第十六條一項而制定之主要股東登記冊所示，於一九九九年六月三十日，除上述披露有關董事持有之權益外，本公司得知，Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身分及Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身分，根據證券（公開權益）條例，均被視作持有上述附註（一）所指之771,705,406股本公司股份。此外，外匯基金投資有限公司持有合共247,140,470股本公司股份。

購入、出售或贖回股份

截至一九九九年六月三十日止之六個月內，本公司並無贖回任何股份，而本公司或其任何附屬公司亦無購入或出售本公司任何股份。

附註：

（一） 上述兩處所提及之 771,705,406 股本公司股份，實指同一股份權益。該股份權益由 Li Ka-Shing Unity Trustee Company Limited（「TUT」）以The Li Ka-Shing Unity Trust（「LKS Unity Trust」）信託人身分及其控制之公司持有。LKS Unity Trust 所發行之全部信託單位由 Li Ka-Shing Unity Trustee Corporation Limited 以 The Li Ka-Shing Unity Discretionary Trust 信託人身分及另一全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與女兒；及李澤楷先生。

根據證券（公開權益）條例，李嘉誠先生被視為持有上述之 771,705,406 股本公司股份，因李嘉誠先生擁有Li Ka-Shing Unity Holdings Limited 三分之一以上發行股本；TUT 及上述各全權信託之信託人三分之一以上發行股本由 Li Ka-Shing Unity Holdings Limited 擁有。

（二） 上述兩處所提及之 1,944,547,978 股和記黃埔有限公司（「和黃」）股份，實指同一股份權益，其中包括：

（甲） 1,936,547,978 股，由本公司若干附屬公司持有。李嘉誠先生及李澤鉅先生作為本公司董事，透過附註（一）所述，其中包括作為該等全權信託之可能受益人身分，被視為持有該等股份權益。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與女兒，及李澤楷先生；及

（乙） 8,000,000 股，由一單位信託持有。該單位信託所發行之全部信託單位由兩個全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與女兒，及李澤楷先生。

根據證券（公開權益）條例，李嘉誠先生被視為持有上述之8,000,000 股和黃股份，因李嘉誠先生擁有Li Ka-Shing Castle Holdings Limited 三分之一以上之發行股本，上述各單位信託及全權信託之信託人三分之一以上發行股本，由 Li Ka-Shing Castle Holdings Limited 擁有。

（三） 該股份權益由一信託控制之公司持有，該信託之可能受益人包括麥理思先生。

（四） 上述兩處所提及之1,912,109,945 股長江基建集團有限公司（「長建」）股份，實指同一股份權益，其中包括：

（甲） 1,906,681,945 股由和黃一附屬公司持有。本公司之若干附屬公司持有和黃已發行股本超過三分之一。作為上文附註（一）所述若干全權信託之可能受益人而被視為持有本公司之股份權益，李嘉誠先生及李澤鉅先生均被視為持有該和黃附屬公司所持有之該等長建股份權益。

根據證券（公開權益）條例，李嘉誠先生及李澤鉅先生，作為本公司董事，因被視為持有附註（一）所述之本公司股份，而被視為持有由本公司持有之本公司附屬及聯營公司股份權益。

再者，因作為附註（一）所述若干全權信託之可能受益人及作為本公司董事，李嘉誠先生及李澤鉅先生被視為持有下述本公司附屬公司及聯營公司由Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分（及其控制之公司）持有之股份權益：

附屬公司	**普通股股數**
美地有限公司	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
青衣地產有限公司	945,000

聯營公司	**普通股股數**
Believewell Limited	1,000
Queboton Limited	1,000

李嘉誠先生被視為持有本公司聯營公司 Wing Shaw Limited 之 7,500 股普通股，因他透過其私人公司持有該等股份其中部分權益及透過附註（二）（乙）所述之全權信託及單位信託被視為持有該等股份之其餘部分權益。

(二)相聯公司權益

和記黃埔有限公司

董事	普通股股數				
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	—	—	—	1,944,547,978 (附註二)	1,944,547,978
李澤鉅	—	—	610,000	1,944,547,978 (附註二)	1,945,157,978
麥理思	800,000	9,000	—	—	809,000
梁肇漢	10,000	26,000	—	—	36,000
霍建寧	875,089	—	—	—	875,089
周年茂	89	—	—	—	89
周近智	45,392	—	—	—	45,392

長江基建集團有限公司

董事	普通股股數				
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	—	—	—	1,912,109,945 (附註四)	1,912,109,945
李澤鉅	—	—	—	1,912,109,945 (附註四)	1,912,109,945
甘慶林	100,000	—	—	—	100,000

董事權益

於一九九九年六月三十日，按證券（公開權益）條例第二十九條規則而制定之登記冊所載，董事持有之本公司及相聯公司股份如下：

(一) 本公司權益

董事			普通股股數		
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	32,133,000	771,705,406 （附註一）	803,838,406
李澤鉅	220,000	100,000	–	771,705,406 （附註一）	772,025,406
麥理思	56,000	10,000	–	150,000 （附註三）	216,000
甘慶林	10,000	–	–	–	10,000
洪小蓮	20,000	–	–	–	20,000
梁肇漢	598,100	64,500	–	–	662,600
葉元章	–	384,000	–	–	384,000
周近智	65,600	–	–	–	65,600

附註：

（一）營業額

營業額不包括共同發展公司（集團攤佔之物業銷售所得除外）及上市與非上市聯營公司之營業額。

（二）特殊項目

	一九九九 港幣百萬元	一九九八 港幣百萬元
共同發展公司之物業項目減值準備	–	(2,450)
上市投資減值準備	–	(985)
	–	(3,435)

（三）稅項

	一九九九 港幣百萬元	一九九八 港幣百萬元
總公司及附屬公司		
香港利得稅	11	302
海外稅項	–	2
共同發展公司		
香港利得稅	130	309
海外稅項	13	22
聯營公司		
香港利得稅	136	168
海外稅項	70	85
	360	888

香港利得稅準備乃根據期內估計應課稅溢利以稅率16%（一九九八年 – 16%）計算。海外稅項準備乃根據各個別公司估計應課稅溢利以該地之適用稅例計算。期內之遞延稅項對本集團影響輕微。

（四）每股溢利

每股溢利乃根據股東應佔溢利，以期內已發行股份2,297,556,240股（一九九八年 – 2,297,556,240股）計算。

（五）集團証券投資之會計政策已更改為以香港會計師公會頒佈並於一九九九年一月一日生效之會計實務準則第二十四條「証券投資的會計處理」之標準方法入賬。更改此項會計政策對截至一九九九年六月三十日止六個月及去年同期之股東應佔溢利無重大影響。

綜合損益計算表

截至一九九九年六月三十日止六個月

	附註	**截至一九九九年六月三十日止六個月 港幣百萬元**	截至一九九八年六月三十日止六個月 港幣百萬元
營業額	(一)		
總公司及附屬公司		**773**	5,861
攤佔共同發展公司之物業銷售		**3,325**	4,702
		4,098	10,563
不包括特殊項目之營業溢利			
總公司及附屬公司		**402**	2,883
攤佔共同發展公司之損益		**982**	2,168
特殊項目	(二)	**–**	(3,435)
營業溢利		**1,384**	1,616
攤佔聯營公司之損益		**3,894**	2,343
除稅前溢利		**5,278**	3,959
稅項	(三)	**360**	888
除稅後溢利		**4,918**	3,071
少數股東權益		**(2)**	48
股東應佔溢利		**4,920**	3,023
中期股息		**758**	643
期內保留溢利		**4,162**	2,380
每股溢利	(四)	**港幣二元一角四分**	港幣一元三角二分
每股股息		**港幣三角三分**	港幣二角八分

建基香港、邁向國際，是聯營公司和記黃埔集團貫徹的發展路向，期內積極拓展本港多元化業務的同時，更把握適當時機繼續作出多項重大的海外投資。目前各項海外業務均發展順利，部分已邁進收成期，可望短期內獲取豐碩成果，為集團帶來理想回報。

本港經濟已逐漸回復穩定，失業率上升幅度亦已開始減緩，但要使各經濟環節陸續改善及逐步脫離困難的調整期，達致全面復甦，則有賴政府及各界人士衷誠推動及合作，吸引新投資意欲及加強消費者信心。政府有意將香港發展為以創新意念作主導和科技密集的經濟體系，應有利本港的長遠經濟發展，進一步加強其競爭力。本人對香港的經濟遠景仍充滿信心。

為迎接二十一世紀的挑戰及機遇，集團決意持續提高本身的企業生產及增值能力，務求配合市場發展，加強長遠的競爭優勢。鞏固既有根基、積極擴展業務，是引領集團跨步向前的重要方針。我們將繼續以香港為主要業務基地，積極把握本港及內地的投資良機，進一步拓展多元化之業務。本人深信，集團以其根基鞏固、財政健全的有利條件，未來發展將甚為樂觀。隨著新世紀來臨，集團業務亦將與時並進，穩步邁向新里程。

本人謹藉此機會對董事會同仁及本集團各部門員工期內之勤奮工作、忠誠服務及貢獻，深表謝意。

主席
李嘉誠

香港，一九九九年八月二十六日

業務展望

踏入九九年，本港經濟轉趨穩定，雖然失業率高企和通縮等問題仍造成一定困擾，但利率及股票市場轉趨安定，以及抵港旅客回升等利好現象，反映本港經濟已逐步回復增長動力。物業市場方面，樓市氣氛漸見改善。

一直以來，集團致力提升樓宇質素，為置業人士提供舒適寫意的居所。上半年推出物業發展項目如灣仔匯星壹號、紅磡海逸豪園第三期悅濤灣、馬鞍山翠擁華庭第一期、廣播道星輝豪庭及觀塘創富中心，皆以用料考究及地點優越見稱。期內亦陸續售出鹿茵山莊、盈峰翠邸及聽濤雅苑第一、二期之剩餘單位。銷情均合符預期，維持集團於市場之優越地位。上半年售出逾二千個住宅單位，銷售額超過港幣一百億元。

集團下半年已推出的物業項目包括大坑雍藝軒及馬鞍山翠擁華庭第二期，其他計劃推出項目有清水灣栢濤灣及紅磡海逸豪園第四期等。

自四月政府恢復賣地，市場反應積極，有助穩定樓價。集團期內繼續以合理的市場價格購入優質土地，並透過與業主合作發展的形式，積極補充土地儲備，為未來業務發展奠下鞏固基礎。

集團各收租物業維持穩健之出租水平，而發展中的商廈項目皆如期興建。本港之商場及辦公室租務市場已漸見改善，集團將繼續致力拓展其優質投資物業組合，藉提升建築及服務質素，以維持在市場的競爭力。預料旗下收租樓面將繼續顯著擴大，進一步鞏固集團之經常性盈利基礎。北京東方廣場之工程進度理想，預期將於明年陸續入伙。

三、購入或合作發展之主要物業：

1. 於一九九九年二月，本集團一全資附屬公司購入觀塘內地段729號創業街25號土地。在該土地所興建之一幢工貿大廈已完成，樓面面積約二萬一千九百平方米。

2. 於一九九九年三月，本集團與新九龍海傍地段13至16號及22至23號業主落實合作計劃，共同發展上述土地。於七月，本集團一全資附屬公司與該等業主簽署換地契約，並與政府簽署換地條件協議。該交換地皮將發展為綜合性商住物業，可建樓面面積約十七萬五千平方米。

3. 於一九九九年六月，本集團一全資附屬公司成功投得筆架山道新九龍內地段6277號土地，以發展住宅物業。該土地面積約四萬一千五百七十平方米，可建樓面面積約七萬二千四百八十平方米。整項計劃預計將於二零零三年完成。

4. 有關增加東涌市地段5號之住宅樓面面積約十萬零五千六百平方米之修改書已於一九九九年八月與政府正式簽訂，該土地由本集團、和記黃埔集團及香港地下鐵路公司合作發展。

5. 期內本集團持續購入具發展潛力之農地，部分農地現正進行不同階段之規劃設計及作出有關申請。

四、主要聯營公司：

本集團聯營公司和記黃埔集團截至一九九九年六月三十日止半年已包括特殊溢利之除稅後溢利為港幣七十三億一千三百萬元，一九九八年同期則為港幣四十三億一千萬元，上升百分之七十。

二、下半年度內預期完成之物業：

名稱	地點	上蓋樓面總面積	本集團所佔權益
		（方米）	
雍藝軒	內地段8857號	5,330	90%
盈翠半島第二期	青衣市地段132號	141,800	合作發展
北角海逸酒店及高級商業大廈	內地段8885號	52,120	60.9%
海逸豪園玉庭軒	九龍內地段11056號	56,030	合作發展
翠擁華庭（共十座）	沙田市地段446號	109,220	50%
星輝豪庭	新九龍內地段5104號	21,300	50%
高逸華軒	海傍地段245號之E分段，餘份，B分段之餘份，B分段之第一小分段之餘份，B分段之第二小分段及B分段之第一小分段之A分段	29,820	44.8%

長江實業(集團)有限公司
一九九九年度中期報告

上半年度業績

本人謹向各股東報告，一九九九年度本集團上半年會計結算，除稅後未經審核之綜合純利為港幣四十九億二千萬元。每股溢利為港幣二元一角四分，較去年同期上升百分之六十三。截至一九九九年六月三十日止六個月之未經審核綜合損益計算表及上年度同期比對數字載於附表。

中期派息

董事會決定開派一九九九年度中期股息每股港幣三角三分(一九九八年度每股港幣二角八分)，給予一九九九年十月十九日已登記在股東名冊內之股東。上述中期股息將於一九九九年十月二十日派發。本年度中期股息較之去年增幅達百分之十八。

業務回顧

一、 上半年度已完成之物業：

名稱	地點	上蓋樓面總面積	本集團所佔權益
		(方米)	
聽濤雅苑第二期	沙田市地段338號	75,315	50%
栢濤灣	清水灣丈量約分225段849號	20,470	100%
創富中心	觀塘內地段729號	21,900	100%
嘉湖海逸酒店及嘉湖銀座第二期	天水圍市地段4號	59,100	48.25%*
灝景灣第二期	青衣市地段129號	64,980	22.5%

* 請參照本公司一九八八年度、一九九一年度及一九九四年度主席報告中所述之協議條款及補充協議條款。

長江實業(集團)有限公司
開派一九九九年度中期股息啟事

長江實業(集團)有限公司董事會宣佈，本集團截至一九九九年六月三十日止六個月之除稅後未經審核之綜合純利為港幣四十九億二千萬元，即每股溢利為港幣二元一角四分。董事會現決定開派一九九九年度中期股息每股港幣三角三分，給予一九九九年十月十九日已登記在股東名冊內之各股東。上述中期股息將於一九九九年十月二十日派發。

本公司將由一九九九年十月十二日(星期二)至一九九九年十月十九日(星期二)止首尾兩天在內，暫停辦理股票過戶手續。已購買本公司股票人士為確保收取股息權利，請將購入之股票及填妥背面或另頁之過戶表格，於一九九九年十月十一日(星期一)下午四時前送達香港皇后大道東一百八十三號合和中心十七樓本公司股票過戶處香港中央證券登記有限公司辦理過戶登記手續。

承董事會命
公司秘書
楊逸芝

香港，一九九九年八月二十六日



長江實業（集團）有限公司

99年度中期報告書

CHEUNG KONG (HOLDINGS) LIMITED

THE CHAIRMAN'S STATEMENT FOR 1999

HIGHLIGHTS

	1999	1998
	HK$ Million	HK$ Million
Profit before share of results of Hutchison Whampoa Group	2,036	1,762
Share of profit of Hutchison Whampoa Group	57,337	4,350
Profit attributable to shareholders	59,373	6,112
Earnings per share	HK$25.84	HK$2.66
Dividends per share	HK$ 1.38	HK$1.16

- **Active land bank expansion to support our future development.**
- **Vigorous hi-tech development to gear up for the information and high technology era.**
- **Strategic investments through the Hutchison Whampoa Group underpin our drive for globalisation and diversification.**
- **Overseas businesses of the Hutchison Whampoa Group after provision contributed to 96.1% of the Group's total profit.**

PROFIT FOR THE YEAR

The Group's audited consolidated net profit after tax for the year ended 31st December, 1999 amounted to HK$59,373 million (1998 - HK$6,112 million). Earnings per share were HK$25.84 (1998 - HK$2.66).

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.05 per share in respect of 1999, to shareholders whose names appear on the Register of Members of the Company on 25th May, 2000. This together with the interim dividend of HK$0.33 per share gives a total of HK$1.38 per share for the year (1998 - HK$1.16 per share), up 19%. The proposed dividend will be paid on 30th May, 2000 following approval at the Annual General Meeting.

OPERATIONS REVIEW

The following are important events that took place during 1999 :

1. Buildings completed during the year, further to those recorded in the 1999 Interim Report :

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Villa d'Arte	Inland Lot No. 8857	5,330	90%
Tierra Verde Phase II	Tsing Yi Town Lot No. 132	141,800	Joint Venture
Harbour Plaza North Point and CEF Lend Lease Plaza	Inland Lot No. 8885	52,120	60.9%
Villa Verde Laguna Verde	Kowloon Inland Lot No. 11056	56,030	Joint Venture

2. Developments in Progress and Scheduled for Completion in 2000 :

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Manhattan Heights	Marine Lot No. 245 s.E, R.P., s.B R.P., s.B ss. 1 R.P., s.B ss. 2 and s.B ss. 1 s.A	29,820	44.8%
Peninsula Heights	New Kowloon Inland Lot No. 5104	21,300	50%
Costa del Sol Laguna Verde	Kowloon Inland Lot No. 11056	95,421	Joint Venture
Shopping Arcade Laguna Verde	Kowloon Inland Lot No. 11056	25,338	Joint Venture
University Court	Section A of New Kowloon Inland Lot No. 2491	4,072	100%
Monte Vista	Sha Tin Town Lot No. 446	129,125	50%
Sheffield Villas	Lot No. 4295 in D.D. 124 Yuen Long	4,032	50%

3. New Acquisitions and Joint Developments and Other Major Events :

(1) In February 1999, a wholly-owned subsidiary of the Group acquired Kwun Tong Inland Lot No. 729, No. 25, Chong Yip Street, Kwun Tong. The industrial/office building on this

Our initiatives to enhance project quality based on high technology can be traced back to a few years ago, with the application of hi-tech construction technology to all property projects, and the laying of fiber-optic networks in the Group's properties where appropriate. At the same time, our dedication to environmental protection stands intact. The Group's application of environment-friendly technology to the construction of its property projects and continuing pursuit of environment-related businesses best illustrate its commitment to a better living environment in Hong Kong.

Signs of rental stabilisation are evident in the local commercial market following more than one year of adjustment. As a steady stream of rentals constitutes a good base for long-term growth of recurrent earnings, the Group will continue its strategy of recent years to focus on building up our portfolio of investment property.

We are striving to create value for our shareholders by investments not only in Hong Kong but also overseas, through the associated Hutchison Whampoa Group. 1999 was a year of solid growth for all of the core businesses of the Hutchison Whampoa Group, particularly those overseas which have become key profit earners showing remarkable performance and which have been encouraged by the governments of overseas countries. The impressive results enjoyed by its telecommunications arm are particularly encouraging, not only affirming the leading position of the Hutchison Whampoa Group in the global telecommunications market, but also bringing considerable cash flow for its global expansion. Profits from overseas businesses will support the future growth of the Group, establishing a new horizon for development.

While we continue to actively explore more investment opportunities overseas, Hong Kong will remain our base and our preferred place of investment so long as there are suitable opportunities, notwithstanding that the return rate may not be as high as elsewhere.

The new millennium will mark a new era for Hong Kong's economic development. The Chief Executive's initiatives to transform Hong Kong into a centre for innovation and technology since 1998 have guided Hong Kong in its future development. It can be seen that high technology has now become a new focal point for economic growth in Hong Kong.

In January this year, the Group formed Internet joint-venture tom.com with other parties to provide China-related information to both Chinese and global audiences, and another joint-venture iBusinessCorporation.com with the Hutchison Whampoa Group, HSBC and Hang Seng. Spearheading our Internet development in Hong Kong, the Mainland and the globe, such joint-ventures will place the Group in a favourable position to benefit from the global hi-tech revolution.

The Mainland's impending admission to the WTO will be accompanied by an unprecedented level of investment opportunities. Hong Kong is well positioned to benefit from the course of the Mainland's promising development given its many inter-links with the Mainland. Our confidence in the future prospects for Hong Kong and the Mainland is total.

The Cheung Kong Group is a carefully diversified multi-national group solidly based in Hong Kong. To cope with the local economic transformation and the Mainland's entry to the WTO, the Cheung Kong Group will vigorously pursue its strategy of globalisation and diversification. While continuing to strengthen and rationalise our existing core businesses, we are branching out into exciting new areas particularly to tap the potential of co-ordinating and integrating emerging businesses such as e-commerce, the Internet, communications, new technology and high technology. Based on exciting new opportunities, a good reputation for well managed professional operations and a strong financial background, we can look forward to a new era of substantial growth in the new millennium.

Our innovative and dedicated staff have been a major force supporting our solid growth. We take this opportunity to extend our thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year.

Li Ka-shing

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

MILLENNIUM ISSUE

As at 31st December, 1999, the Year 2000 compliance programme of the Group has been completed on schedule with all the critical systems of the Group being Year 2000 compliant. Over the millennium change and various relevant dates in the year 2000, the Group carried out various tests on and closely monitored the performance of all major systems. No business disruption has been encountered by the Group before, during and after the millennium change.

More details on the Group's Year 2000 readiness will be set out in the 1999 Annual Report.

CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong on Thursday, 25th May, 2000 at 2:20 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 1999.
2. To declare a final dividend.
3. To elect Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(i) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares not exceeding twenty per cent of the existing issued share capital of the Company at the date of the Resolution until the next Annual General Meeting."

site has now been completed and has a total gross floor area of approximately 21,900 sq. m.

(2) In March 1999, the Group implemented the joint-development plan with the owners of New Kowloon Marine Lot Nos. 13 to 16 and 22 to 23. In August, a joint venture formed by the Group and the owners entered into a Deed of Exchange with the government for the grant of Cheung Sha Wan New Kowloon Inland Lot No. 6320. The site has an area of approximately 19,470 sq. m. A composite development with a total developable gross floor area of approximately 175,700 sq. m. is planned. Completion is scheduled for 2003.

(3) In June 1999, a wholly-owned subsidiary of the Group was awarded the tender for New Kowloon Inland Lot No. 6277, Beacon Hill Road, Kowloon Tong for residential purposes. Planned for completion in 2003, the proposed development has a site area of approximately 41,570 sq. m. and a total developable gross floor area of about 72,480 sq. m.

(4) In July 1999, the Group executed a joint-development agreement with the owners of Kowloon Inland Lot No. 4013 s.A, s.B, s.C & RP for residential and commercial purposes. *The site area is approximately 14,300 sq. m. and the total developable* gross floor area is about 139,120 sq. m. Completion is scheduled for 2003. The Group holds a 40% interest in the development.

(5) In August 1999, a modification letter was executed with the government in relation to the addition of approximately 105,600 sq. m. of residential gross floor area to Tung Chung Town Lot No. 5. This is a joint development between the Group, the Hutchison Whampoa Group and the Mass Transit Railway Corporation.

(6) In August 1999, a wholly-owned subsidiary of the Group acquired the Inland Lot Nos. 3999 RP to 4005 RP, 80-90 Des Voeux Road West for residential and commercial use. The composite development has a site area of approximately 970 sq. m. and a total gross floor area of approximately 8,750 sq. m. Completion is scheduled for 2002.

(7) In October 1999, a subsidiary of the Group successfully acquired Tin Shui Wai Town Lot No. 27 for residential purposes. The Group holds a 60% interest in the planned development on the site which has an area of approximately 14,900 sq. m. The total developable gross floor area is about 74,500 sq. m. The development is scheduled to be completed in 2003.

(8) In December 1999, a wholly-owned subsidiary of the Group successfully acquired Kowloon Inland Lot No. 11107. With an area of approximately 6,940 sq. m., the site is designated for a residential and commercial development estimated to have a total developable gross floor area of about 52,070 sq. m. Completion is scheduled for 2003.

(9) In January 2000, the Group, Hutchison Whampoa Limited, The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited announced the formation of a joint venture called iBusinessCorporation.com to facilitate e-commerce businesses on the *Internet*.

(10) In February 2000, a joint venture company equally-owned by the Group and Hutchison Whampoa Limited acquired two properties in Cairnhill Circle, Singapore to be redeveloped together for residential purposes. The site area is approximately 14,600 sq. m. and the total gross floor area is about 40,870 sq. m. Completion is scheduled for 2003.

(11) During the year under review, the Group continued its policy of acquiring agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(12) The Group's property projects in the Mainland have been progressing on schedule, with satisfactory results both for sale and leasing.

4. **Major Associated Company :**

The associated Hutchison Whampoa Group reported record profits after tax of HK$117,345 million, a substantial increase over the HK$8,706 million reported in 1998.

PROSPECTS

Following five consecutive quarters of negative adjustment, Hong Kong resumed positive GDP growth in the second quarter of 1999. This recovery gathered momentum during the second half of the year in tandem with the strong pick-up in the stock market and tourism. However, continuing soft consumer prices and a continuing high rate of unemployment have led to a fiercely competitive local environment.

The government's land sales resumed during the year and its measures to rejuvenate the property sector have been well received by the market. Such measures should help improve market sentiment and, in the long run, achieve improved supply-and-demand equilibrium paving the way for a property market less prone to fluctuations. As only moderate interest rate rises are expected, the local property market should be able to continue its steady recovery.

Capitalising on its strong financial base, the Group will continue to actively expand its land bank with prime site acquisitions both in the rural and urban areas. The Group's existing land bank, purchased at reasonable prices, is sufficient to support its development for the next five years. Our effective control over land costs and enhanced efficiency has enabled us to sustain solid profitability. We will continue to improve the efficiency of the property development business with particular attention to introducing the latest and highest quality of contemporary designs and materials, and improving still further our property management.

Chairman

Hong Kong, 23rd March, 2000

Consolidated Profit And Loss Account
For the year ended 31st December, 1999

	Note	1999 HK$ Million	1998 HK$ Million
Turnover	(1)		
Group activities		3,142	6,120
Share of property sales of jointly controlled entities		5,051	5,745
		8,193	11,865
Profit from operating activities			
Company and subsidiaries		1,454	2,792
Share of results of jointly controlled entities		1,077	3,261
Provision - property projects		(1,263)	(2,450)
- listed investments		-	(985)
Operating profit		1,268	2,618
Share of results of associates	(2)	57,997	4,704
Profit before taxation		59,265	7,322
Taxation	(3)	(774)	(1,169)
Profit after taxation		58,491	6,153
Minority interests		882	(41)
Profit attributable to shareholders		59,373	6,112
Dividends		(3,170)	(2,665)
Profit for the year retained		56,203	3,447
Earnings per share	(4)	HK$25.84	HK$2.66
Dividends per share			
Interim dividend		HK$0.33	HK$0.28
Final dividend		HK$1.05	HK$0.88

Notes:

(1) Turnover
Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

(2) Share of results of associates
The share of results of associates in 1999 included the Group's share of profit of HK$57,665 million arising from disposal of the shareholding in Orange plc by Hutchison Whampoa Limited, after adjusting for the Group's carrying cost in Hutchison Whampoa Limited attributable to Orange plc.

(3) Taxation

	1999 HK$ Million	1998 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	55	138
Overseas tax	-	4
Jointly controlled entities		
Hong Kong profits tax	145	458
Overseas tax	34	38
Associates		
Hong Kong profits tax	409	392
Overseas tax	131	139
	774	1,169

Hong Kong profits tax is provided for at the rate of 16% (1998 - 16%) on the estimated assessable profits for the year. Overseas taxation is provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

(4) Earnings per share
The calculation of earnings per share is based on profit attributable to shareholders and on 2,297,556,240 shares (1998 - 2,297,556,240 shares) in issue during the year.

(5) The Group's accounting policy for investments in securities has been changed to adopt the benchmark treatment as stated in the Statement of Standard Accounting Practice No.24 "Accounting for Investments in Securities" issued by the Hong Kong Society of Accountants which became effective during the year. Such change in accounting policy has no material effect on the profit attributable to shareholders for 1998 and 1999.

(ii) "THAT:-

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (i) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (ii) set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the said Resolution."

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 23rd March, 2000

Notes:

1. Any Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and on a poll, vote in his stead. A proxy need not be a Member of the Company.
2. The Register of Members will be closed from Thursday, 18th May, 2000 to Thursday, 25th May, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 17th May, 2000.
3. Concerning item 5(i) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the Members as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").
4. Concerning item 5(ii) above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefits of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, will be set out in a separate letter from the Company to be enclosed with the 1999 Annual Report.





If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



CHEUNG KONG (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG UNDER THE COMPANIES ORDINANCE)

7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

Directors

LI Ka-shing *Chairman*
LI Tzar Kuoi, Victor *Managing Director and Deputy Chairman*
George Colin MAGNUS *Deputy Chairman*
KAM Hing Lam *Deputy Managing Director*
HUNG Siu-lin, Katherine *Executive Director*
CHUNG Sun Keung, Davy *Executive Director*
IP Tak Chuen, Edmond *Executive Director*
PAU Yee Wan, Ezra *Executive Director*
WOO Chia Ching, Grace *Executive Director*
LEUNG Siu Hon *Independent Non-executive Director*
FOK Kin-ning, Canning *Non-executive Director*
Frank John SIXT *Non-executive Director*
CHOW Nin Mow, Albert *Non-executive Director*
YEH Yuan Chang, Anthony *Independent Non-executive Director*
CHOW Kun Chee, Roland *Independent Non-executive Director*
Simon MURRAY *Independent Non-executive Director*
KWOK Tun-li, Stanley *Independent Non-executive Director*

Company Secretary

Eirene YEUNG

25th April, 2000

Dear Shareholder(s),

Proposed General Mandate to Issue New Shares

This is the explanatory statement to provide requisite information to you for your consideration of the proposal, in compliance with the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

A general mandate is proposed to be unconditionally given to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company in issue at the date of the resolution until the next Annual General Meeting and the relevant resolution is set out as Ordinary Resolution No. 5 (i) in the Notice of the Annual General Meeting ("Ordinary Resolution (i)").

Concerning Ordinary Resolution (i), the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Listing Rules.

Proposal to Authorise the Repurchase of Shares of the Company

At the last Annual General Meeting of the Company held on 27th May, 1999, a general mandate was given to the Directors to exercise the power of the Company to repurchase shares of HK$0.50 each of the Company ("Share(s)"). Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting to be held on 25th May, 2000. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the forthcoming Annual General Meeting to give a fresh general mandate to the Directors to exercise the power of the Company to repurchase Share(s) .

This is the explanatory statement, as required by the relevant rules set out in the Listing Rules on the Stock Exchange to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange ("Share Buy Back Rules"), to provide requisite information to you for your consideration of the proposal to authorise the Directors to exercise the power of the Company to repurchase Share(s) up to a maximum of 10% of the issued share capital of the Company at the date of the Ordinary Resolution No. 5 (ii) in the Notice of the Annual General Meeting (the "Ordinary Resolution (ii)") during the Relevant Period referred to in item 5 of the Notice of the Annual General Meeting of the Company dated 23rd March, 2000 ("Repurchase Proposal").

This document also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Share Buy Back Rules

The Share Buy Back Rules permit companies whose primary listings are on the Stock Exchange to repurchase their fully paid-up shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

The Share Buy Back Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

(b) Source of Funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the company's constitutive documents and laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) *Maximum Number of Shares to be Repurchased and Subsequent Issues*

A maximum of 10% of the existing issued share capital of the company may be repurchased on the Stock Exchange and a company may not, without the prior approval of the Stock Exchange, issue new shares or announce a proposed new issue of shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which were outstanding prior to the repurchase).

(d) *Trading Restrictions*

All share repurchases on the Stock Exchange in any given calendar month are limited to a maximum of 25% of the trading volume of the company's shares in the immediately preceding calendar month. The Share Buy Back Rules also prohibit a company from making share repurchases on the Stock Exchange if the result of repurchase would be that less than 25% (or the prescribed minimum percentage for that company as determined by the Stock Exchange at the time of listing) of its issued share capital would be in public hands. A company shall not purchase its own shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(e) *Status of Repurchased Shares*

The Share Buy Back Rules require the listing of all repurchased shares to be automatically cancelled upon purchase and the share certificates to be cancelled and destroyed. Under the Companies Ordinance, the shares repurchased will be treated as cancelled but the aggregate amount of the company's authorised share capital will not be reduced.

(f) *Suspension of Repurchases*

The Share Buy Back Rules require any share buy back programme to be suspended after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information is made publicly available. In particular, during the period of one month immediately preceding either the preliminary announcement of a company's annual results or the publication of a company's interim report, a company may not purchase shares on the Stock Exchange, unless the circumstances are exceptional. In addition, the Stock Exchange reserves the right to prohibit a share repurchase programme on the Stock Exchange if a company breaches the Listing Rules.

(g) *Reporting Requirements*

Under the Share Buy Back Rules, share repurchases on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. on the following business day. In addition, the company's annual report is required to disclose information regarding share repurchases made during the year, including the number of shares repurchased each month, the purchase price per share or the highest and lowest price per share and the aggregate price

paid. A company shall procure that any broker appointed by the company to effect the purchase of shares shall disclose to the Stock Exchange such information with respect to purchases made on behalf of the company as the Stock Exchange may request.

(h) Connected Parties

The Share Buy Back Rules prohibit a company from knowingly purchasing shares on the Stock Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of the company or any of its subsidiaries or their respective associates (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her shares to the company.

2. Share Capital

As at 19th April, 2000 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,297,556,240 Shares of HK$0.50 each.

Subject to the passing of the Ordinary Resolution (i) and on the basis that no further Shares are issued prior to the Annual General Meeting to be held on 25th May, 2000, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 229,755,624 Shares.

3. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

4. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st December, 1999. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

		Highest *(HK$)*	Lowest *(HK$)*
April	1999	73.25	58.50
May	1999	74.00	62.00
June	1999	72.50	62.75
July	1999	74.00	64.50
August	1999	71.00	62.25
September	1999	74.00	64.50
October	1999	71.50	58.50
November	1999	90.25	69.50
December	1999	100.00	86.25
January	2000	103.50	85.00
February	2000	123.50	97.00
March	2000	120.50	99.25

6. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the Ordinary Resolution (ii) and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

7. Hong Kong Codes on Takeovers and Mergers and Share Repurchases

If on exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeover Code").

As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

As at 19th April, 2000 (the latest practicable date prior to the printing of this document), each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust and Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust is taken to have an interest under the Securities (Disclosure of Interests) Ordinance in the same block of 771,705,406 Shares, representing approximately 33.59% of the issued share capital of the Company. Apart from the foregoing, Mr. Li Ka-shing also held 32,133,000 Shares through a company, Foris Investment Limited in which he beneficially owns more than one-third of its issued share capital. He is taken to have an interest in a total of 803,838,406 Shares, representing approximately 34.99% of the issued share capital of the Company. To the best of the knowledge and belief of the Company, no other person, together with his/her associates, was beneficially interested in Shares representing 10% or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution (ii), then (if the present shareholdings otherwise remained the same) the attributable shareholding of Mr. Li Ka-shing would be increased to approximately 38.87% of the issued share capital of the Company, and the attributable shareholding of each of Mr. Li Tzar Kuoi, Victor, Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust and Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust in the Company would be increased to approximately 37.32% of the issued share capital of the Company. In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeover Code. The Directors have no present intention to exercise the Repurchase Proposal to such an extent as would result in takeover obligations.

8. Share Purchase made by the Company

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

Yours faithfully,

Li Ka-shing
Chairman

Note: All the information contained in this document are as of 19th April, 2000.

因此，任何一位股東或一致行動之多位股東可獲得或鞏固其對本公司之控制權，則須遵照收購守則第26及32條提出強制收購建議。

於二零零零年四月十九日(本文件付印前之最後實際可行日期)，李嘉誠先生、李澤鉅先生、Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust 信託人身分及Li Ka-Shing Unity Trustee Corporation Limited 以The Li Ka-Shing Unity Discretionary Trust 信託人身分，根據證券(公司權益)條例，均被視作持有本公司同一股份權益共771,705,406股，約相等於本公司已發行股本33.59%。除上述外，李嘉誠先生透過其實益擁有三分之一以上已發行股本之公司 Foris Investment Limited 額外持有32,133,000股本公司股份，全部合計被視為持有本公司權益共803,838,406股，約相等於本公司已發行股本34.99%。據本公司所知及相信，並無任何其他人等連同其聯繫人士實益持有本公司已發行股本10%或以上。

如董事會行使該普通決議案乙授予之購回股份全部權力，(在現有持股情況保持不變下)李嘉誠先生所被視為持有本公司股權將約增加至38.87%。李澤鉅先生、Li Ka-Shing Unity Holdings Limited，Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust 信託人身分及Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust 信託人身分，所被視為持有本公司股權將約增加至37.32%。因此，董事會認為此項增加會導致須遵照收購守則第26及32條提出強制收購。董事會暫時無意行使購回股份之建議而導致其須進行強制收購。

八. 本公司購買股份

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

此致

長江實業(集團)有限公司列位股東　台照

主席
李嘉誠
謹啟

香港，二零零零年四月二十五日

附註：本函件所載為截至二零零零年四月十九日之資料。

五. 股份價格

本文件付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

		最高價 港元	最低價 港元
一九九九年	四月	73.25	58.50
一九九九年	五月	74.00	62.00
一九九九年	六月	72.50	62.75
一九九九年	七月	74.00	64.50
一九九九年	八月	71.00	62.25
一九九九年	九月	74.00	64.50
一九九九年	十月	71.50	58.50
一九九九年	十一月	90.25	69.50
一九九九年	十二月	100.00	86.25
二零零零年	一月	103.50	85.00
二零零零年	二月	123.50	97.00
二零零零年	三月	120.50	99.25

六. 承諾

董事會已向聯交所作出承諾，在行使購回股份授權時，只要有關規則及法例適用，彼等將根據普通決議案乙及按照上市規則及公司條例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)與其有關之聯繫人士有意於股東批准購回股份建議後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士(按上市規則之定義)通知，彼等目前有意在公司獲股東批准購回股份建議後，出售本公司股份予本公司，或已承諾不會向本公司出售本公司股份。

七. 香港公司收購、合併及股份購回守則

倘按照購回股份建議，本公司行使權力購回公司股份時，令其中一個股東佔有公司有表決權股份比例增加，就香港公司收購及合併守則(「收購守則」)第32條而言，該項增加將作為一項收購處理。

及支付之價格總額。公司須確保其委任購回股份之任何股票經紀，在聯交所提出要求時，向聯交所披露有關代表該公司購回股份之資料。

(8) 關連人士

購回股份規則規定，公司不得故意在聯交所向「關連人士」購回公司股份。關連人士即公司或公司任何附屬公司之董事，行政人員或主要股東或其聯繫人士(按上市規則之定義)，而關連人士亦不得故意向公司出售其股份。

二. 股本

於二零零零年四月十九日(本文件付印前之最後實際可行日期)，本公司之已發行股本為2,297,556,240股，每股面值港幣五角。

如普通決議案甲獲得通過及在二零零零年五月二十五日股東週年大會舉行前並無發行額外股份，本公司根據購回股份建議，獲准購回本公司股份之數目將最多可達229,755,624股。

三. 購回股份之原因

董事會相信，購回股份建議符合本公司及本公司股東之最佳利益。

購回股份可提高本公司每股之資產淨值及/或溢利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及本公司股東時方予進行。

四. 用於購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於購回股份時而償還之股本必須在公司條例准許下由本公司可供分派之溢利及/或用於購回股份而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之購回股份建議，本公司之營運資金或資本與負債比率會有重大差別(相對於截至一九九九年十二月三十一日止年度年報內之已審核綜合賬目所披露之情況而言)。然而，董事會倘認為購回股份對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該購回股份權力。

(3) 購回公司股份之最高限額及其後發行之股份

公司在聯交所購回之股份最多不超過發行股本的10%。除非得到聯交所之事先批准，公司並不得於緊隨購回股份三十天之期間內發行新股或宣佈建議發行新股(但依據認股權證、認購權或要求公司發行股份之類似文件，行使於購回日期前尚未行使之權利而須予發行之證券除外)。

(4) 買賣規限

任何一個月內在聯交所購回之股份總數最多不得超過上個月該公司股份成交量的25%。倘公司於聯交所購回股份後引致公眾人士所持有之發行股份少於25%(或少於聯交所規定之百分率)，則購回股份規則禁止公司購回股份。公司購回股份必須以現金支付或依據聯交所規則所規定之交易方式進行。

(5) 購回股份之地位

購回股份規則規定，所有購回股份之上市地位將自動註銷，而股票須予註銷及毀滅。根據公司條例規定，所有購回之股份將作為註銷處理，但公司之法定股本總額將不會因此而減低。

(6) 暫停購回股份

購回股份規則規定，在發生任何會影響股份價格之事宜後，或正在考慮可影響股份價格之決定時，公司須暫停購回股份計劃，直至該可影響股份價格之資料公佈為止。特別是在公司公佈初步年度業績或刊發公司中期報告前一個月內，公司不得在聯交所購回股份，惟特殊情況則除外。此外，倘公司違反上市規則，聯交所有權禁止該公司於聯交所進行購回股份計劃。

(7) 呈報規定

根據購回股份規則，在聯交所或其他地方購回股份後，必須於下一個營業日上午九時三十分前向聯交所呈報。此外，公司年報必須説明該年度購回股份之詳情，包括每月購回股份之數目，每股價格或每股最高及最低價格

有關普通決議案甲，董事會茲聲明：董事會現時並無任何計劃發行本公司之新股。要求股東授權之原因，乃遵照公司條例第57B條及上市規則而提出。

授權購回本公司股份之建議

本公司於一九九九年五月二十七日舉行之股東週年大會上授予董事會購回本公司每股面值港幣五角股份(「本公司股份」)之一般性授權，即將於二零零零年五月二十五日舉行之股東週年大會結束時失效，因此將於本屆股東週年大會上建議一項普通決議案，重新給予董事會一般性授權購回本公司股份。

本文為說明函件，乃遵照聯交所上市規則之有關規則而發出，該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券(「購回股份規則」)，並向閣下提供所需資料，以考慮授權予董事會行使本公司之權力購回本公司股份之建議，於有關期間內該購回須不得超過本公司於股東週年大會通告內所載第五(乙)項普通決議案(「普通決議案乙」)通過當日本公司已發行股本的10%，而普通決議案乙已載於日期為二零零零年三月二十三日之股東週年大會通告第五項內(「購回股份建議」)。

本文件亦構成公司條例第49BA(3)條所規定之備忘錄。

一. 購回股份規則

購回股份規則准許在聯交所具有第一上市地位之公司在聯交所購回其已繳足股份，惟須遵守若干限制，現將其中最重要之限制概述如下：

(1) 股東批准

購回股份規則規定，在聯交所具有第一上市地位之公司在市場上購回之股份須事前經由普通決議案(以有關特定事項之特別批准或給予本公司董事會一般性授權行使該項購回之方式)批准。

(2) 資金來源

用於購回股份之資金必須依據公司組織文件及公司註冊或成立之所屬區域法例而可運用於此用途之資金撥支。

閣下對本文件如有任何疑問，應諮詢股票經紀、銀行經理、律師、專業會計師或其他專業顧問。



長江實業（集團）有限公司

（根據公司條例於香港註冊成立）

香港皇后大道中二號長江集團中心七樓

董事

李嘉誠	主席	梁肇漢	獨立非執行董事
李澤鉅	董事總經理兼副主席	霍建寧	非執行董事
麥理思	副主席	陸法蘭	非執行董事
甘慶林	副董事總經理	周年茂	非執行董事
洪小蓮	執行董事	葉元章	獨立非執行董事
鍾慎強	執行董事	周近智	獨立非執行董事
葉德銓	執行董事	馬世民	獨立非執行董事
鮑綺雲	執行董事	郭敦禮	獨立非執行董事
吳佳慶	執行董事		

公司秘書

楊逸芝

敬啟者：

授權董事會發行新股建議

本文為說明函件，載有香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）規定刊載之資料，以供閣下考慮上述建議。

於股東週年大會通告內所載第五（甲）項普通決議案（「普通決議案甲」），建議無條件授權董事會增發及處理數量不超過本公司於本決議案通過當日之已發行股本的20%新股，此項授權有效至下屆股東週年大會。



CHEUNG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

MR. LI KA-SHING

CONNECTED AND SHARE TRANSACTION AND PROPOSED APPLICATION FOR A WHITEWASH WAIVER

Summary:

A conditional sale and purchase agreement was entered into on 17th May, 2000 between the Company and Mr. Li under which the Company has agreed to acquire or procure the acquisition from Mr. Li of his entire interest in Equisite Taste and the Shareholder's Loan for a total consideration of about HK$1,484 million to be satisfied in full by the issue and allotment of the Consideration Shares to Mr. Li (or as he may direct), subject to the Completion Adjustment. The Consideration Shares will be allotted and issued at a price equivalent to the higher of the average closing price of the Shares over the immediately preceding five trading days prior to the date of the EGM and the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement. Equisite Taste's principal asset is its holding of 52% of the issued share capital of Japura Pte Ltd, which in turn holds 100% of the issued share capital of Japura Development as described below. Japura Development is a company incorporated in Singapore and is engaged in the development of a property site known as Costa Del Sol located at Bayshore Road, Singapore. Upon completion of the Development, Costa Del Sol will comprise seven 30-storey blocks of residential flats with basement carparks and communal facilities.

Mr. Li is a director of the Company and is deemed to be interested in about 34.9% of the existing issued share capital of the Company under the SDI Ordinance. For the purpose of the Listing Rules, the Acquisition constitutes a connected transaction of the Company. The Acquisition also constitutes a share transaction for the Company under the Listing Rules. In addition, as a consequence of the issue and allotment of the Consideration Shares, the direct shareholding and deemed interests under the SDI Ordinance of Mr. Li and his Concert Parties in the Company will likely be increased from about 34.9% of the existing issued share capital to over 35% of the enlarged share capital of the Company immediately after Completion. Accordingly, an application for the Whitewash Waiver will be made to the Executive. The grant of the Whitewash Waiver, the Acquisition and the allotment and issue of Consideration Shares will be subject to the approval of the Independent Shareholders.

Mr. Li has also agreed to provide an indemnity to the Company for any reduction in the consolidated net tangible assets of Equisite Taste occuring between Completion and the Determination Date. Payment will be made within 7 days after the due determination of such reduction. Details are set out below.

The following charts show the relationship of the parties involved in the Acquisition prior to and immediately following Completion:

(i) **Prior to Completion**

Mr. Li (Note 2) —34.9%→ The Company —49.9%→ Hutchison Whampoa Limited
Mr. Li —100%→ Equisite Taste Investments Limited —52%→ Japura Pte Ltd
The Company —100%→ Juralco Limited —24%→ Japura Pte Ltd
Hutchison Whampoa Limited —100%→ Kamenka Ltd. —24%→ Japura Pte Ltd
Japura Pte Ltd —100%→ Japura Development Pte Ltd

Notes:

(1) Not all of the intermediate holding companies are included.

(2) Mr. Li and his Concert Parties are deemed to be interested in about 34.9% of the existing issued share capital of the Company under the SDI Ordinance.

(ii) **Based on the enlarged share capital of the Company immediately following Completion**

Mr. Li (Note 3) —>35%→ The Company —49.9%→ Hutchison Whampoa Limited
The Company —100%→ Juralco Limited —24%→
Juralco Limited —100%→ Equisite Taste Investments Limited —52%→
Hutchison Whampoa Limited —100%→ Kamenka Ltd. —24%→

(f) consent to the transactions contemplated in the Acquisition Agreement to the extent required in connection with the property site of the Development being granted by the Urban Redevelopment Authority of Singapore;

(g) consent to and waiver of any non-compliance of obligations consequential upon the transactions contemplated in the Acquisition Agreement being granted by the Majority Lenders and the release of all obligations of Mr. Li under or in connection with the Bank Loan Agreement and the guarantees granted by Mr. Li in respect of certain obligations under the Bank Loan Agreement; and

(h) all authorisations, registrations, filings, licences, confirmations, clearances, rulings, decisions, consents, permissions and approvals necessary or appropriate for or in connection with the transaction contemplated under the Acquisition Agreement having been obtained or made.

REASONS FOR THE ACQUISITION

The Company and its subsidiaries are principally engaged in the business of property development and investment, real estate agency and management and investment in securities.

The Company is one of the leading property developers in Hong Kong. It has a proven record in building quality multi-storey residential developments in Hong Kong and overseas. The Directors believe that the Company is ideally placed to apply such expertise to the Development and thereby enhance the Company's overall return from the completion of this project.

In addition, the Singapore residential property market has been recovering since late 1998. The Acquisition provides a good opportunity for the Company to consolidate its property development business in Singapore and is consistent with the Company's strategy of replenishing its landbank when opportunities arise.

Furthermore, owing to the indemnity to be given by Mr. Li against any reduction in the consolidated net tangible assets of Equisite Taste occuring between Completion and the Determination Date, the Directors consider that the Company has limited risk from the Acquisition.

As a whole, the Directors consider that the Acquisition is in the interests of the Company and its shareholders.

CONNECTED TRANSACTION

As Mr. Li is a director of the Company, the Acquisition constitutes a connected transaction of the Company for the purposes of the Listing Rules. The Acquisition, the allotment and issue of the Consideration Shares will be subject to the approval of the Independent Shareholders.

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee will be formed to consider and advise the Independent Shareholders in respect of the Acquisition and the Whitewash Waiver and an independent financial adviser will be appointed to advise the Independent Board Committee on whether or not the terms of the Acquisition Agreement and the granting of the Whitewash Waiver are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

WHITEWASH WAIVER

Implementation of the Acquisition will result in an increase in the direct shareholding and deemed interests under the SDI Ordinance of Mr. Li and his Concert Parties in the Company from about 34.9% of the existing issued share capital to over 35.0% of the enlarged share capital of the Company, which would (but for a waiver from the Executive) give rise to a mandatory general offer obligation under Rule 26 of the Takeovers Code. The Directors have been informed by Mr. Li that an application will be made by Mr. Li to the Executive for a waiver in respect of any obligation of Mr. Li and his Concert Parties to make a mandatory general offer for all the shares of the Company which would (save for the waiver) arise as a result of the issue and allotment of the Consideration Shares to Mr. Li (or as he may direct). Such Whitewash Waiver, if granted by the Executive, will be subject to the Independent Shareholders' approval on a poll at the EGM. The Executive may or may not grant the Whitewash Waiver. If the Whitewash Waiver is not obtained, the Acquisition Agreement will be terminated. Mr. Li and his Concert Parties have not acquired any Shares during the period commencing six months prior to the date of the Acquisition Agreement.

Mr. Li will also apply for the approval of the Independent Shareholders to Mr. Li and his Concert Parties acquiring additional Shares in accordance with Note 15 to Rule 26.1 of the Takeovers Code in the 12 months immediately following the date of issue of the Consideration Shares.

GENERAL

A circular containing, inter alia, details of the Acquisition Agreement, the notice of EGM, a letter from an independent financial adviser containing its advice to the Independent Board Committee in relation to the Acquisition, the recommendation of the Independent Board Committee in relation

100%

Japura Development Pte Ltd

Notes:

(1) Not all of the intermediate holding companies are included.

(2) Refer to the paragraph headed "Whitewash Waiver" below.

(3) Mr. Li and his Concert Parties will be deemed to be interested in over 35% of the enlarged share capital of the Company under the SDI Ordinance.

ACQUISITION AGREEMENT DATED 17TH MAY, 2000

Parties:

Vendor: Mr. Li

Purchaser: the Company, or such party as the Company may procure

Assets to be acquired:

Upon Completion, the Company will acquire or procure the acquisition of the entire issued share capital of Equisite Taste which currently comprises 1 fully paid share of US$1, together with the benefit of the Shareholder's Loan.

Equisite Taste owns a 52% interest in the issued share capital of Japura Pte Ltd, which in turn owns a 100% interest in the issued share capital of Japura Development. Japura Pte Ltd and Japura Development are both incorporated in Singapore. Japura Pte Ltd is an investment holding company. Japura Development is engaged in the development of a property site known as Costa Del Sol, located at Bayshore Road, Singapore. Upon completion, Costa Del Sol will comprise seven 30-storey blocks of residential flats with basement carparks and communal facilities. The proposed gross floor area of the Development is about 138,908 sq.m. and is expected to be completed in three phases. The first phase of the Development is expected to be completed by the end of 2002. The second phase is expected to be completed by the middle of 2003 and the last phase by the end of 2003. The Development was valued at S$626.5 million (about HK$2,825 million) as at 16th May, 2000 by DTZ Debenham Tie Leung, an independent professional valuer. Approximately 15% of the Development has been completed.

Total Consideration:

Subject to the Completion Adjustment, the Total Consideration for the entire issued share capital of Equisite Taste and for the Shareholder's Loan amounts to about HK$1,484 million in aggregate.

The Total Consideration was negotiated on an arm's length basis between the parties involved and is equal to the sum of the face value of the Shareholder's Loan which is equivalent to about HK$1,850 million as at 16th May, 2000 and the consolidated unaudited deficit of Equisite Taste of about HK$366 million as at 16th May, 2000 (after adjusting for the independent valuation of the Development as at 16th May, 2000 of about S$626.5 million (about HK$2,825 million) prepared by DTZ Debenham Tie Leung).

The Total Consideration is to be settled by the issue and allotment of the Consideration Shares and is subject to the Completion Adjustment, which will be settled by way of cash. The Consideration Shares will be allotted and issued at a price (credited as fully paid) equivalent to the higher of the average closing price of the Shares over the immediately preceding 5 trading days prior to the date of the EGM and the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement of HK$79.75.

Indemnity:

Mr. Li has provided an undertaking to the Company to indemnify the Company for any reduction in the consolidated net tangible assets of Equisite Taste occurring between Completion and the Determination Date. The Determination Date will be the date which falls six months after the occupancy permit in respect of the Development is issued, and any payment under the indemnity will be made within 7 days of the requisite amount being duly determined.

Assumptions on the number of Consideration Shares:

Assuming the Consideration Shares are allotted at a price of HK$79.75 per Share, being the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement, the number of Consideration Shares to be issued pursuant to the Acquisition Agreement would be 18,608,150 Shares, representing 0.81% of the Company's existing issued share capital and 0.80% of its enlarged share capital. Accordingly, the direct shareholding and deemed interests under the SDI Ordinance of Mr. Li and his Concert Parties in the Company would increase from about 34.9% of the Company's existing issued share capital to about 35.5% of its enlarged share capital immediately following Completion.

Payment terms:

The Company will issue and allot the Consideration Shares to Mr. Li or as he may direct, in satisfaction of the Total Consideration, at Completion credited as fully paid.

Completion:

Completion will take place on the third business day after all the conditions of the Acquisition Agreement have been satisfied and/or waived as applicable. It is expected that the date of Completion will be on or about 31st August, 2000.

Conditions of the Acquisition:

The obligations of the Company and Mr. Li to complete the Acquisition are conditional on the satisfaction (or waiver by Mr. Li in the case of (e), the only condition Mr. Li has retained the right to waive) of the following conditions on or before 31st August, 2000 or such other date as the parties involved may agree on:

(a) the passing of an ordinary resolution by the Independent Shareholders at the EGM approving the Acquisition, the allotment and issue of the Consideration Shares pursuant to the Acquisition Agreement and the other transactions as contemplated under the Acquisition Agreement such meeting to be held and such approval to be obtained in accordance with the Listing Rules or as the Stock Exchange may otherwise require;

(b) the Executive granting the Whitewash Waiver;

(c) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Consideration Shares, either unconditionally or subject to conditions to which neither Mr. Li nor the Company reasonably objects;

(d) the passing of a resolution by an independent vote (within the meaning of Note 1 of the Notes on dispensation from Rule 26 of the Takeovers Code, or as may otherwise be agreed by the SFC) of the Independent Shareholders by poll at the EGM approving a waiver in respect of the obligation of Mr. Li (and/or his Concert Parties) to make a mandatory general offer for all the Shares which would otherwise arise as a result of the Acquisition, the issue and allotment of the Consideration Shares pursuant to the Acquisition Agreement and/or other transactions contemplated under the Acquisition Agreement;

(e) the passing of a separate resolution by the Independent Shareholders by poll at the EGM approving any further acquisition by Mr. Li or his Concert Parties of any additional Shares during a period of 12 months immediately following the date of issue of the Consideration Shares for the purpose of Note 15 to Rule 26.1 of the Takeovers Code;

soon as practicable and in accordance with the Takeovers Code.

BNP Prime Peregrine Capital Limited has been appointed to advise the Company in connection with this transaction. HSBC Investment Bank Asia Limited has been appointed to advise Mr. Li in connection with this transaction.

LISTING AND DEALING

Application will be made to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	the acquisition by or procured by the Company from Mr. Li of the entire issued share capital of Equisite Taste and the Shareholder's Loan
"Acquisition Agreement"	the conditional agreement dated 17th May, 2000 entered into between the Company and Mr. Li relating to the Acquisition
"Bank Loan Agreement"	the facility agreement dated 29th April, 1997 and made between (1) Japura Pte Ltd as borrower, (2) the banks and financial institutions named therein as co-ordinating arranger, Facility B Lender, arrangers, co-arrangers, lead managers, co-lead managers and lenders and (3) CEF (Capital Markets) Limited as agent in respect of a US$712,000,000 term loan and revolving credit facility
"Company"	Cheung Kong (Holdings) Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange
"Completion"	completion of the Acquisition Agreement, which is expected to take place on or about 31st August, 2000 or such other date as the parties involved may agree on
"Completion Adjustment"	the adjustment to the Total Consideration calculated as the difference between the net asset value as stated in the management accounts of Equisite Taste as at 16th May 2000 and the audited financial statements for Equisite Taste as at the date of Completion to be prepared by Deloitte Touche Tohmatsu and to be settled in cash
"Concert Parties"	has the meaning ascribed to the term "person acting in concert" under the Takeovers Code
"Consideration Shares"	the new Shares proposed to be allotted and issued by the Company to Mr. Li (or as he may direct) on Completion in satisfaction of the Total Consideration, the number of shares to be determined by reference to the higher of the average closing price of the Shares over the immediately preceding five trading days prior to the date of the EGM and the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement
"Determination Date"	the date which falls six months after the occupancy permit in respect of the Development is issued, and any payment under the indemnity will be made within 7 days of the requisite amount being duly determined
"Development"	development of a property site known as Costa Del Sol located at Bayshore Road, Singapore, which will, upon completion, comprise seven 30-storey blocks of residential flats with basement carparks and communal facilities
"Directors"	the directors of the Company, excluding Mr. Li and Mr. Li Tzar Kuoi, Victor
"EGM"	an extraordinary general meeting of the Company to be convened in connection with the Acquisition
"Equisite Taste"	Equisite Taste Investments Limited, a company incorporated in BVI and is wholly owned by Mr. Li
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"Japura Development"	Japura Development Pte Ltd, a company incorporated in Singapore and is wholly owned by Japura Pte Ltd
"Mr. Li"	Mr. Li Ka-shing, the chairman of the Company
"Independent Board Committee"	an independent committee of the board of Directors
"Independent Shareholders"	independent shareholders of the Company who are not involved in, or interested in, the Acquisition and excluding Mr. Li and his Concert Parties and his associates under the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Majority Lenders"	as defined in the Bank Loan Agreement
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	the Securities & Futures Commission
"Shares(s)"	share(s) of HK$0.50 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares in issue
"Shareholder's Loan"	the interest-free demand loan advanced by Mr. Li to Equisite Taste
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"Total Consideration"	the total amount payable for the entire issued share capital of Equisite Taste and the Shareholder's Loan for the Acquisition, being about HK$1,484 million
"Whitewash Waiver"	a waiver in respect of the obligations of Mr. Li and his Concert Parties to make a mandatory general offer for all the Shares which would otherwise arise as result of the allotment and issuance of the Consideration Shares to Mr. Li (or as he may direct) pursuant to the Acquisition Agreement
"sq.m."	square metres
"HK$"	Hong Kong dollars
"S$"	Singapore dollars
"US$"	United States dollars

By Order of the Board
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

Mr. Li Ka-shing

Hong Kong, 17th May, 2000

Unless otherwise specified, the translation of Singapore dollars into Hong Kong dollars is based on the exchange rate of S$1.00 = HK$4.51 and the translation of United States dollars into Hong Kong dollars is based on the exchange rate of US$1.00 = HK$7.80.

The Directors, including Mr. Li and Mr. Li Tzar Kuoi, Victor, jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

LEGAL & GEN

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.





CHEUNG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED AND SHARE TRANSACTION AND APPLICATION FOR A WHITEWASH WAIVER

The circular of the Company in relation to, inter alia, the Acquisition and the Whitewash Waiver application (the "Circular") has been despatched to the Shareholders on 29th May, 2000.

The board of directors of the Company refer to the joint announcement made by the board of directors of the Company and Mr. Li Ka-shing on 17th May, 2000 (the "Announcement"). Terms defined in the Announcement shall have the same meanings when used herein unless the context requires otherwise.

DESPATCH OF CIRCULAR

The Circular together with the proxy form for the EGM to be held on 14th June, 2000 have been despatched to the Shareholders on 29th May, 2000.

The Circular contains, inter alia, terms and other details of the Acquisition, the assets acquired, the issue of the Consideration Shares, the Whitewash Waiver and the Creeper Authorisation (as defined below), a letter from the independent board committee of the Company and a letter of advice from the independent financial adviser to the independent board committee of the Company, a notice for convening the EGM on 14th June, 2000 for the purpose of approving and ratifying the Acquisition Agreement, authorising the allotment and issue of Consideration Shares, and, by way of a poll, approving the grant of the Whitewash Waiver and the authorisation for further acquisitions by Mr. Li and his Concert Parties of additional Shares during the 12 month period immediately following the date of issue of the Consideration Shares pursuant to Note 15 to Rule 26.1 of the Takeovers Code ("Creeper Authorisation") and such other information given in compliance with the Listing Rules and the Takeovers Code with regard to the Company.

INFORMATION EXTRACTED FROM THE CIRCULAR

The following is a statement of the pro forma adjusted unaudited consolidated net asset value of the Company, its subsidiaries and its interests in associated companies (the "Group") after Completion, based on the audited net assets of the Group as at 31st December, 1999 and adjusted as follows:

	HK$ million
Audited net assets of the Group as at 31st December, 1999	141,743
Net surplus arising from the revaluation of the Group's property interests *(note 1) (note 3)*	4,066
Pro forma net asset of the Group before the Acquisition	145,809
Net tangible assets acquired through investment in the entire issued share capital of Equisite Taste and the Shareholder's Loan	1,484
Pro forma net assets of the Group upon Completion *(note 2)*	147,293
Pro forma net assets value of the Group based on the enlarged share capital of 2,316,164,338 Shares *(note 4)*	HK$63.60 per share

Note 1 For basis of valuation of the Group's property interests, please refer to the valuation report prepared by DTZ Debenham Tie Leung Limited ("DTZ DTLL"), the text of which is set out in Appendix II of the Circular. In accordance with the Group's accounting policies based on the historical cost convention, the surplus of HK$4,066 million arising from the revaluation of the Group's property interests as at 31st March, 2000 will not be incorporated into the Group's financial statements for the year ending 31st December, 2000.

Note 2 Pro forma net assets of the Group upon Completion has not taken into account the difference between the market value of the Group's investment in Hutchison Whampoa Limited as at 25th May, 2000 and the Group's carrying cost in Hutchison Whampoa Limited of about HK$81,408 million, representing about HK$35.15 per Share based on the enlarged issued share capital of 2,316,164,338 Shares immediately following Completion.

as at 31st March, 2000 will not be incorporated into the Group's financial statements for the year ending 31st December, 2000.

Note 2 Pro forma net assets of the Group upon Completion has not taken into account the difference between the market value of the Group's investment in Hutchison Whampoa Limited as at 25th May, 2000 and the Group's carrying cost in Hutchison Whampoa Limited of about HK$81,408 million, representing about HK$35.15 per Share based on the enlarged issued share capital of 2,316,164,338 Shares immediately following Completion.

Note 3 The following property interests of the Company, its subsidiaries and certain associated companies are not included in the valuation report prepared by DTZ DTLL as at 31st March, 2000, the text of which is set out in Appendix II of the Circular:

Description	**Group's interest in the property**	**Group's book carrying cost** *HK$million*
Hong Kong		
Hung Shui Kiu LRT Depot, Yuen Long	joint venture	15.8
29-51 Wo Yi Hop Road, Kwai Chung	joint venture	0.9
15-17 Oil Street, North Point	joint venture	46.0
Tiger Balm Garden, Tai Hang	100.00%	13.2
Industrial building, Tai Po Industrial Estate	60.00%	49.3
Various other properties	33.3%~100%	40.4
The Mainland		
Si Ping Road, Honkou, Shanghai	10.00%	3.1
Shanghai Everbright City, Shanghai	10.00%	194.8
Land development in Hainan Yangpu	10.00%	100.0
Factory building in Dongguan	23.63%	6.6
China Hotel, Guangzhou	18.00%	0.1
Malaysia		
Jasin Lalang Estate, Melaka	10.00%	40.3
Menara Landmark (office and commercial), Johor Bahru	23.33%	4.6
USA		
6 properties in New Mexico and Texas	100.00%	42.3
	Total	557.4

In addition, the Group acquired a 50% interest in NKIL 6275, West Kowloon, Hong Kong at a Government land auction in April, 2000 for HK$950 million.

The Directors are of the view that a revaluation of the properties listed above would not result in any material change to the aggregate pro forma statement of net assets of the Group.

Note 4 Assuming the Consideration Shares are allotted at a price of HK$79.75 per Share, being the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement.

OTHERS

Completion is expected to take place on or about 19th June, 2000.

Further announcement in relation to the results of the EGM will be issued in due course.

By order of the board of
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

Hong Kong, 29th May, 2000

The directors of the Company, including Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Cheung Kong (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED AND SHARE TRANSACTION AND APPLICATION FOR A WHITEWASH WAIVER

Financial adviser to Cheung Kong (Holdings) Limited


BNP PRIME PEREGRINE

BNP Prime Peregrine Capital Limited

Financial adviser to Mr. LI KA-SHING

HSBC

HSBC Investment Bank Asia Limited

Independent financial adviser to the Independent Board Committee



N M Rothschild & Sons (Hong Kong) Limited

A letter from the Independent Board Committee is set out on page18 of this circular.

A letter from N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee, is set out on pages 19 to 28 of this circular.

A notice convening an extraordinary general meeting of Cheung Kong (Holdings) Limited to be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong at 2:30 p.m. on Wednesday, 14th June, 2000 is set out on pages 290 to 292 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event by not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so desire.

29th May, 2000

CONTENTS

In this circular, the following expressions have the meanings set out opposite them unless the context requires otherwise.

"Acquisition"	the acquisition by or procured by the Company from Mr. Li of the entire issued share capital of Equisite Taste and the Shareholder's Loan
"Acquisition Agreement"	the conditional agreement dated 17th May, 2000 entered into between the Company and Mr. Li relating to the Acquisition
"Bank Loan Agreement"	the facility agreement dated 29th April, 1997 and made between (1) Japura Pte Ltd as borrower, (2) the banks and financial institutions named therein as co-ordinating arranger, Facility B Lender, arrangers, co-arrangers, lead managers, co-lead managers and lenders and (3) CEF (Capital Markets) Limited as agent in respect of a US$712,000,000 (equivalent to about HK$5,553,600,000) term loan and revolving credit facility
"BNP Prime Peregrine"	BNP Prime Peregrine Capital Limited, an investment adviser registered under the Securities Ordinance and the financial adviser to the Company
"Company"	Cheung Kong (Holdings) Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange
"Completion"	completion of the Acquisition Agreement, which is expected to take place on or about 19th June, 2000 or such other date as Mr. Li and the Company may agree on
"Completion Adjustment"	the adjustment to the Total Consideration calculated as the difference between the sum of the Shareholder's Loan and the consolidated net tangible assets of Equisite Taste as these are stated in the unaudited consolidated balance sheet of Equisite Taste as at 16th May, 2000 and the sum of these as they are stated in the audited consolidated balance sheet of Equisite Taste as at the date of Completion
"Concert Parties"	has the meaning ascribed to the term "persons acting in concert" under the Takeovers Code

"Consideration Shares"	the new Shares proposed to be allotted and issued by the Company to Mr. Li (or as he may direct) on Completion in satisfaction of the Total Consideration, credited as fully paid at a price per Share equal to the higher of the average closing price of the Shares over the immediately preceding five trading days prior to the date of the EGM and the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement of HK$79.75 per Share
"Creeper Authorisation"	the authorisation of further acquisitions by Mr. Li and his Concert Parties of additional Shares during the 12 month period immediately following the date of issue of the Consideration Shares for the purpose of Note 15 to Rule 26.1 of the Takeovers Code
"DTZ DTLL"	DTZ Debenham Tie Leung Limited, a professional property valuer
"Determination Date"	the date which falls six months after the final occupation permit in respect of the Development is issued
"Development"	development of a property site known as Costa Del Sol located at Bayshore Road, Singapore, which will, upon completion, comprise seven 30-storey blocks of residential flats with basement carparks and communal facilities
"Directors"	the directors of the Company, excluding Mr. Li and Mr. Li Tzar Kuoi, Victor
"DTZ"	DTZ Debenham Tie Leung (Sea) Pte Ltd, a professional property valuer
"EGM"	an extraordinary general meeting of the Company to be convened in connection with the Acquisition
"Equisite Taste'	Equisite Taste Investments Limited, a company incorporated in the British Virgin Islands on 7th March, 1995 with limited liability and which is wholly and beneficially owned by Mr. Li
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director

"Group"	the Company and its subsidiaries and, where the context so requires, its associated companies and/or jointly controlled entities
"HSBC"	HSBC Investment Bank Asia Limited, an exempt dealer under the Securities Ordinance and a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and the financial adviser to Mr. Li
"Japura Development"	Japura Development Pte Ltd, a company incorporated in Singapore on 21st March, 1997 with limited liability and which is wholly and beneficially owned by Japura Pte Ltd
"Mr. Li"	Mr. Li Ka-shing, a director and the Chairman of the Company
"Independent Board Committee"	an independent committee of the board of Directors appointed to advise the Independent Shareholders in respect of the approving and ratifying of the Acquisition Agreement, the authorising of the allotment and issue of the Consideration Shares, and the approving of the grant of the Whitewash Waiver and the Creeper Authorisation
"Independent Shareholders"	independent shareholders of the Company who are not involved in, or interested in, the Acquisition and excluding Mr. Li, his Concert Parties and his associates under the Listing Rules
"Latest Practicable Date"	25th May, 2000 being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in it
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Majority Lenders"	as defined in the Bank Loan Agreement
"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, an investment adviser registered under the Securities Ordinance and the independent financial adviser to the Independent Board Committee
"Securities Ordinance"	the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	the Securities & Futures Commission
"Share(s)"	share(s) of HK$0.50 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares in issue
"Shareholder's Loan"	the interest-free and repayable on demand loan owing by Equisite Taste to Mr. Li
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Total Consideration"	the total amount payable for the entire issued share capital of Equisite Taste and the Shareholder's Loan pursuant to the Acquisition, being HK$1,483,995,826
"Whitewash Waiver"	a waiver in respect of the obligations of Mr. Li and his Concert Parties to make a mandatory general offer for all the Shares which would otherwise arise as result of the allotment and issuance of the Consideration Shares to Mr. Li (or as he may direct) pursuant to the Acquisition Agreement
"sq.ft."	square feet
"sq.m."	square metres
"HK$"	Hong Kong dollars
"S$"	Singapore dollars
"US$"	United States dollars

Unless otherwise specified, the translation of Singapore dollars into Hong Kong dollars is based on the exchange rate of S$1.00 = HK$4.51 and the translation of United States dollars into Hong Kong dollars is based on the exchange rate of US$1.00 = HK$7.80.



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

Registered Office:
7th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong

29th May, 2000

Chairman:
LI Ka-shing

Managing Director and Deputy Chairman:
LI Tzar Kuoi, Victor

Deputy Chairman:
George Colin MAGNUS

Deputy Managing Director:
KAM Hing Lam

Directors:
HUNG Siu-lin, Katherine
CHUNG Sun Keung, Davy
IP Tak Chuen, Edmond
PAU Yee Wan, Ezra
WOO Chia Ching, Grace
LEUNG Siu Hon**
FOK Kin-ning, Canning*
Frank John SIXT*
CHOW Nin Mow, Albert*
YEH Yuan Chang, Anthony**
CHOW Kun Chee, Roland**
Simon MURRAY**
KWOK Tun-li, Stanley**

* *Non-executive Director*
** *Independent Non-executive Director*

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED AND SHARE TRANSACTION
AND
APPLICATION FOR A WHITEWASH WAIVER

1. INTRODUCTION

On 17th May, 2000, the Directors announced that the Company had on the same day entered into the Acquisition Agreement with Mr. Li, under which the Company had agreed to acquire or procure the acquisition from Mr. Li of his entire interest in Equisite Taste and the

Shareholder's Loan for a total consideration of HK$1,483,995,826 to be satisfied in full by the issue and allotment of the Consideration Shares to Mr. Li (or as he may direct), subject to the Completion Adjustment. The Consideration Shares will be allotted and issued, credited as fully paid, at a price per Share equivalent to the higher of the average closing price of the Shares over the immediately preceding five trading days prior to the date of the EGM and the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement of HK$79.75 per Share. Mr. Li has also agreed to provide an indemnity to the Company for any reduction in the consolidated net tangible assets of Equisite Taste as described in paragraph 5 below.

Mr. Li is a director and the Chairman of the Company. Mr. Li together with his Concert Parties holds 804,058,406 Shares representing about 34.9 per cent. of the existing issued share capital of 2,297,556,240 Shares of the Company.

For the purpose of the Listing Rules, the Acquisition constitutes a connected transaction of the Company and also a share transaction for the Company.

As a result of the issue and allotment of the Consideration Shares, the number of Shares held by Mr. Li together with his Concert Parties will likely be increased from about 34.9 per cent. of the existing issued share capital to over 35 per cent. of the enlarged issued share capital of the Company immediately after Completion. Accordingly, an application for the Whitewash Waiver was made to the Executive and the Executive has indicated that it will grant the Whitewash Waiver subject to the approval of the Independent Shareholders on a poll at the EGM.

The Acquisition Agreement, the allotment and issue of the Consideration Shares, and the grant of the Whitewash Waiver and the Creeper Authorisation will be subject to the approval of the Independent Shareholders to be obtained, in relation to the Whitewash Waiver and Creeper Authorisation, by way of a poll.

The Independent Board Committee, comprising Leung Siu Hon, Yeh Yuan Chang, Anthony, and Kwok Tun-li, Stanley, has been appointed to advise the Independent Shareholders in respect of the approving and ratifying of the Acquisition Agreement, the authorising of the allotment and issue of the Consideration Shares, and the approving of the grant of the Whitewash Waiver and the Creeper Authorisation. Chow Nin Mow, Albert was an employee of the Group for over 20 years and was a deputy managing director of the Company in 1997 before becoming a non-executive Director of the Company. Fok Kin-ning, Canning and Frank John Sixt are executive directors of Hutchison Whampoa Limited and non-executive Directors of the Company. Chow Kun Chee, Roland is a director of a company associated with Mr. Li. Simon Murray was an employee of Hutchison Whampoa Limited for many years before becoming an independent non-executive Director of the Company. Chow Nin Mow, Albert, Fok Kin-ning, Canning, Frank John Sixt, Chow Kun Chee, Roland and Simon Murray have excused

themselves from the Independent Board Committee in order to avoid any perception of conflict of interest which may arise from their past or present connection with the Group and with Mr. Li or their dual capacities. The other Directors were not appointed as members of the Independent Board Committee as they are salaried employees of the Company which disqualifies them from acting as members of the Independent Board Committee.

Rothschild has been appointed to advise the Independent Board Committee on whether approving and ratifying the Acquisition Agreement, authorising the allotment and issue of the Consideration Shares, and approving the grant of the Whitewash Waiver and the Creeper Authorisation are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

Assuming (i) the Independent Shareholders vote at the EGM in favour of the Acquisition, the issue of the Consideration Shares and, by way of a poll, in favour of the Whitewash Waiver and the Creeper Authorisation; (ii) the Acquisition is completed and (iii) the Consideration Shares are allotted at a price of HK$79.75 per Share, being the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement, the number of Consideration Shares to be issued pursuant to the Acquisition Agreement would be 18,608,098 Shares, representing about 0.81% of the Company's existing issued share capital and about 0.80% of its enlarged issued share capital. Accordingly, the aggregate holding of Mr. Li and his Concert Parties would increase from about 34.9% of the Company's existing issued share capital to about 35.5% of its enlarged issued share capital immediately following Completion without Mr. Li and his Concert Parties incurring any obligation under Rule 26 of the Takeovers Code to make a general offer. Correspondingly, the aggregate holding of the Independent Shareholders would be diluted from about 65.1% of the Company's existing issued share capital to about 64.5% of its enlarged issued share capital immediately following Completion.

Mr. Li and his Concert Parties have not acquired any Shares during the six months prior to the date of the announcement of the Acquisition and have not acquired or disposed of any Shares since the date of the announcement.

The purpose of this circular is to provide you with further information relating to the Acquisition, the issue of the Consideration Shares, the Whitewash Waiver and the Creeper Authorisation, and to set out the letter of advice from Rothschild to the Independent Board Committee and the recommendation and opinion of the Independent Board Committee in respect of the Acquisition, the issue of the Consideration Shares, the Whitewash Waiver and the Creeper Authorisation, and to convene the EGM.

3. INFORMATION ABOUT THE ASSETS ACQUIRED

Equisite Taste's principal asset is its holding of 52% of the issued share capital of Japura Pte Ltd, which in turn holds 100% of the issued share capital of Japura Development. Japura Development is a company incorporated in Singapore and is engaged in the development of a property site known as Costa Del Sol located at Bayshore Road, Singapore. The unaudited consolidated deficit of Equisite Taste was equivalent to about HK$366 million as at 16th May, 2000.

Upon completion of the Development, it will comprise seven 30-storey blocks of residential flats with basement carparks and communal facilities. The proposed gross floor area of the Development is about 138,908 sq.m. and is expected to be completed in three phases. The first phase of the Development is expected to be completed by the end of 2002. The second phase is expected to be completed by the middle of 2003 and the last phase by the end of 2003. The Development was valued at S$626.5 million (about HK$2,825 million) as at 16th May, 2000 by DTZ, an independent professional valuer. A copy of a letter and valuation certificate of DTZ relating to the Development are contained in Appendix I to this circular. The total project cost of the Development (including land, construction and financing costs) is currently estimated at approximately S$1.1 billion (equivalent to approximately HK$4.96 billion). Piling work for the Development was completed in January 1999 and construction work commenced in November 1999. As at the Latest Practicable Date, approximately 15% of the Development had been completed and approximately S$900 million (equivalent to about HK$4,059 million) had been incurred by way of project costs. The Development is being financed by bank borrowings and the Shareholder's Loan.

Under the current plan, the Development will be marketed as a luxury marine-themed development with facilities including a windsurf practice facility, a windsurf board park and care bay, a 4-metre deep diving pool, a freeform resort pool, an Olympic length lap pool, a children's pool, waterslides and a jacuzzi. Other facilities include 3 tennis courts, a golf putting green, golf driving courts and a gymnasium.

themselves from the Independent Board Committee in order to avoid any perception of conflict of interest which may arise from their past or present connection with the Group and with Mr. Li or their dual capacities. The other Directors were not appointed as members of the Independent Board Committee as they are salaried employees of the Company which disqualifies them from acting as members of the Independent Board Committee.

Rothschild has been appointed to advise the Independent Board Committee on whether approving and ratifying the Acquisition Agreement, authorising the allotment and issue of the Consideration Shares, and approving the grant of the Whitewash Waiver and the Creeper Authorisation are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

Assuming (i) the Independent Shareholders vote at the EGM in favour of the Acquisition, the issue of the Consideration Shares and, by way of a poll, in favour of the Whitewash Waiver and the Creeper Authorisation; (ii) the Acquisition is completed and (iii) the Consideration Shares are allotted at a price of HK$79.75 per Share, being the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement, the number of Consideration Shares to be issued pursuant to the Acquisition Agreement would be 18,608,098 Shares, representing about 0.81% of the Company's existing issued share capital and about 0.80% of its enlarged issued share capital. Accordingly, the aggregate holding of Mr. Li and his Concert Parties would increase from about 34.9% of the Company's existing issued share capital to about 35.5% of its enlarged issued share capital immediately following Completion without Mr. Li and his Concert Parties incurring any obligation under Rule 26 of the Takeovers Code to make a general offer. Correspondingly, the aggregate holding of the Independent Shareholders would be diluted from about 65.1% of the Company's existing issued share capital to about 64.5% of its enlarged issued share capital immediately following Completion.

Mr. Li and his Concert Parties have not acquired any Shares during the six months prior to the date of the announcement of the Acquisition and have not acquired or disposed of any Shares since the date of the announcement.

The purpose of this circular is to provide you with further information relating to the Acquisition, the issue of the Consideration Shares, the Whitewash Waiver and the Creeper Authorisation, and to set out the letter of advice from Rothschild to the Independent Board Committee and the recommendation and opinion of the Independent Board Committee in respect of the Acquisition, the issue of the Consideration Shares, the Whitewash Waiver and the Creeper Authorisation, and to convene the EGM.

2. THE ACQUISITION

Pursuant to the Acquisition Agreement, the Company will acquire or procure the acquisition from Mr. Li of the entire issued share capital of Equisite Taste which currently comprises 1 fully paid share of US$1, together with the benefit of the Shareholder's Loan, on the terms and subject to the conditions contained in the Acquisition Agreement.

Equisite Taste owns a 52% interest in the issued share capital of Japura Pte Ltd, which in turn owns a 100% interest in the issued share capital of Japura Development. Japura Pte Ltd and Japura Development are both incorporated in Singapore. Japura Pte Ltd is an investment holding company. Japura Development is engaged in the development of a property site known as Costa Del Sol, located at Bayshore Road, Singapore.

Pursuant to the Acquisition Agreement, the Total Consideration is to be settled by the issue and allotment of the Consideration Shares, and is subject to the Completion Adjustment which will be settled by cash. Under the Acquisition Agreement, Completion will take place on the third business day after all the conditions of the Acquisition Agreement have been satisfied and/or waived as applicable. It is expected that the date of Completion will be on or about 19th June, 2000.

The following charts show the relationship of the parties involved in the Acquisition prior to and immediately following Completion:

(i) Prior to Completion


Mr. Li
34.9%
(Note 2)
The Company
49.9%
Hutchison Whampoa Limited
100%
100%
100%
Equisite Taste Investments Limited
Juralco Limited
Kamenka Ltd.
52%
24%
24%
Japura Pte Ltd
100%
Japura Development Pte Ltd

Notes:

(1) Not all of the intermediate holding companies are included.

(2) Mr. Li and his Concert Parties hold about 34.9% of the existing issued share capital of the Company.

(ii) Based on the enlarged issued share capital of the Company immediately following Completion


Mr. Li
(Note 3)
>35%
The Company
49.9%
Hutchison Whampoa Limited
100%
100%
Juralco Limited
Kamenka Ltd.
100%
Equisite Taste Investments Limited
24%
24%
52%
Japura Pte Ltd
100%
Japura Development Pte Ltd

Notes:

(1) Not all of the intermediate holding companies are included.

(2) Please refer to the paragraph headed "Whitewash Waiver" below.

(3) Mr. Li and his Concert Parties will hold over 35% of the enlarged issued share capital of the Company. Please refer to the paragraph headed "Total Consideration" below.

3. INFORMATION ABOUT THE ASSETS ACQUIRED

Equisite Taste's principal asset is its holding of 52% of the issued share capital of Japura Pte Ltd, which in turn holds 100% of the issued share capital of Japura Development. Japura Development is a company incorporated in Singapore and is engaged in the development of a property site known as Costa Del Sol located at Bayshore Road, Singapore. The unaudited consolidated deficit of Equisite Taste was equivalent to about HK$366 million as at 16th May, 2000.

Upon completion of the Development, it will comprise seven 30-storey blocks of residential flats with basement carparks and communal facilities. The proposed gross floor area of the Development is about 138,908 sq.m. and is expected to be completed in three phases. The first phase of the Development is expected to be completed by the end of 2002. The second phase is expected to be completed by the middle of 2003 and the last phase by the end of 2003. The Development was valued at S$626.5 million (about HK$2,825 million) as at 16th May, 2000 by DTZ, an independent professional valuer. A copy of a letter and valuation certificate of DTZ relating to the Development are contained in Appendix I to this circular. The total project cost of the Development (including land, construction and financing costs) is currently estimated at approximately S$1.1 billion (equivalent to approximately HK$4.96 billion). Piling work for the Development was completed in January 1999 and construction work commenced in November 1999. As at the Latest Practicable Date, approximately 15% of the Development had been completed and approximately S$900 million (equivalent to about HK$4,059 million) had been incurred by way of project costs. The Development is being financed by bank borrowings and the Shareholder's Loan.

Under the current plan, the Development will be marketed as a luxury marine-themed development with facilities including a windsurf practice facility, a windsurf board park and care bay, a 4-metre deep diving pool, a freeform resort pool, an Olympic length lap pool, a children's pool, waterslides and a jacuzzi. Other facilities include 3 tennis courts, a golf putting green, golf driving courts and a gymnasium.

The following is a location map of the Development.


TANAH MERAH MRT
BEDOK VIEW PRIMARY & SECONDARY
BEDOK THEATRE & CHANGI THEATRE
PRINCESS THEATRE
BEDOK MRT
BEDOK SOUTH PRIMARY & SECONDARY
TO JAPANESE SCHOOL
TO SINGAPORE EXPO & TAMPINES BUSINESS PARK
TEMASEK PRIMARY & SECONDARY
OPERA ESTATE PRIMARY
TEMASEK JUNIOR COLLEGE
CHAI CHEE SECONDARY
SEAFOOD RESTAURANTS
TO AIRPORT
NATIONAL WINDSURFING CENTRE
ST STEPHEN'S SCHOOL
CAFES
PUBS
RESTAURANTS
COSTA DEL SOL
EAST COAST PARK
SIGLAP SECONDARY (FORMER)
ST. ANDREW'S COMMUNITY HOSPITAL
BEDOK JETTY
TO SHOPPING AT MARINE PARADE
SIGLAP CENTRE
SEKOLAH INDONESIA
EAST COAST SAILING CENTRE
FOOD COURT
SEAFOOD CENTRE
ST. PATRICK'S SECONDARY
VICTORIA JUNIOR COLLEGE
CHIJ KATONG CONVENT
EAST COAST PARK
NGEE ANN PRIMARY
TO CITY & CENTRAL BUSINESS DISTRICT

4. TOTAL CONSIDERATION

Subject to the Completion Adjustment, the Total Consideration for the entire issued share capital of Equisite Taste and for the Shareholder's Loan amounts to HK$1,483,995,826.

Pursuant to the Acquisition Agreement, the Total Consideration is to be satisfied by the issue and allotment of the Consideration Shares and is subject to the Completion Adjustment, which will be settled by cash. The Consideration Shares will be allotted and issued at a price (credited as fully paid) equivalent to the higher of the average closing price of the Shares over the immediately preceding 5 trading days prior to the date of the EGM and the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement of HK$79.75 per Share.

Assuming the Consideration Shares are allotted at a price of HK$79.75 per Share, the number of Consideration Shares to be issued pursuant to the Acquisition Agreement would be 18,608,098 Shares, representing about 0.81% of the Company's existing issued share capital and about 0.80% of its enlarged issued share capital.

The Total Consideration was negotiated on an arm's length basis between Mr. Li and the Company and is equal to the sum of the face value of the Shareholder's Loan which is equivalent to about HK$1,850 million as at 16th May, 2000 and the unaudited consolidated deficit of Equisite Taste (after accounting for the minority interests) which was equivalent to about HK$366 million as at 16th May, 2000. Based on the unaudited consolidated balance sheet of Equisite Taste as at 16th May, 2000, its net tangible assets excluding the Shareholder's Loan amounted to the equivalent of about HK$1,484 million, comprising principally its interest in the Development equivalent to about HK$2,825 million (after making a provision for the diminution in the value of the Development to reflect the independent valuation of the Development as at 16th May, 2000 by DTZ) and its net liabilities (including minority interests) amounted to the equivalent of about HK$1,341 million. The Directors consider that the terms of the Acquisition are based on normal commercial terms.

The Completion Adjustment is an adjustment to the Total Consideration calculated as the difference between the sum of the Shareholder's Loan and the consolidated net tangible assets of Equisite Taste as these are stated in the unaudited consolidated balance sheet of Equisite Taste as at 16th May, 2000, and the sum of these as they are stated in the audited consolidated balance sheet of Equisite Taste as at the date of Completion. The computation of the Completion Adjustment will be prepared by Deloitte Touche Tohmatsu and be settled in cash. Any increase in the consideration as a result of the Completion Adjustment will be paid by the Company to Mr. Li and any reduction will be paid by Mr. Li to the Company.

5. INDEMNITY

Mr. Li has provided an undertaking to the Company to indemnify the Company against any reduction in the consolidated net tangible assets of Equisite Taste as described below. In the event that the consolidated net tangible assets of Equisite Taste as at the Determination Date (being the date falling 6 months after the issue of the final occupation permit in respect of the Development) are less than the consolidated net tangible assets of Equisite Taste as at Completion, Mr. Li will pay the difference to the Company within 7 days of its due determination. The difference will be determined after taking into account the value of any unsold portion of the Development as valued by a professional valuer, distributions made and shares issued for cash by Equisite Taste and any other adjustments deemed appropriate by the auditors of Equisite Taste. The indemnity will not cover, inter alia, events not connected with the development and sale of the Development and changes in taxation, laws and regulations.

Should any reduction materialise resulting in Mr. Li being called upon to fulfill his obligations under the indemnity, the Company will make an announcement of such fact and the non-executive Directors will opine on whether Mr. Li has fulfilled his obligations under the above indemnity. The above information will also be included in the next following annual report of the Company.

6. REASONS FOR THE ACQUISITION

The Company and its subsidiaries are principally engaged in the business of property development and investment, real estate agency and management and investment in securities.

The Company is one of the leading property developers in Hong Kong. It has a proven record in building quality multi-storey residential developments in Hong Kong and overseas. The Directors believe that the Company is ideally placed to apply such expertise to the Development and thereby enhance the Company's overall return from the completion of this project.

In addition, the Singapore residential property market has been recovering since late 1998. The Acquisition provides a good opportunity for the Company to consolidate its property development business in Singapore and is consistent with the Company's strategy of replenishing its landbank when opportunities arise.

Furthermore, owing to the indemnity to be given by Mr. Li against any reduction in the consolidated net tangible assets of Equisite Taste as described under paragraph 5 above, the Directors consider that the Company has limited risk from the Acquisition.

As a whole, the Directors consider the Acquisition to be in the interests of the Company and the Shareholders.

The Directors further consider the Acquisition will have no material impact on the financial position of the Group in the near term taking into account the need to meet its proportion of the funding obligation for the construction of the Development. Having regard to the current estimated project cost (including land, construction and financing costs) of the Development of about S$1.1 billion (equivalent to about HK$4.96 billion) of which about S$900 million (equivalent to about HK$4,059 million) has already been incurred, and the financial position of the Company, the Directors consider that the Company will have sufficient resources to meet its proportion of the funding obligation of the Development either through internal resources or the continuation of the existing bank loan or through new financing arrangements.

7. CONDITIONS OF THE ACQUISITION

The obligations of the Company and Mr. Li to complete the Acquisition are conditional on the satisfaction (or waiver by Mr. Li in the case of (e), the only condition Mr. Li has retained the right to waive) of the following conditions on or before 31st August, 2000 or such other date as Mr. Li and the Company may agree on:

(a) the passing of an ordinary resolution by the Independent Shareholders at the EGM approving the Acquisition, the allotment and issue of the Consideration Shares pursuant to the Acquisition Agreement and the other transactions as contemplated under the Acquisition Agreement such meeting to be held and such approval to be obtained in accordance with the Listing Rules or as the Stock Exchange may otherwise require;

(b) the Executive granting the Whitewash Waiver;

(c) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Consideration Shares, either unconditionally or subject to conditions to which neither Mr. Li nor the Company reasonably objects;

(d) the passing of a resolution by an independent vote (within the meaning of Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code, or as may otherwise be agreed by the SFC) of the Independent Shareholders by poll at the EGM approving a waiver in respect of the obligation of Mr. Li (and/or his Concert Parties) to make a mandatory general offer for all the Shares which would otherwise arise as a result of the Acquisition, the issue and allotment of the Consideration Shares pursuant to the Acquisition Agreement and/or other transactions contemplated under the Acquisition Agreement;

(e) the passing of a separate resolution by the Independent Shareholders by poll at the EGM approving any further acquisition by Mr. Li or his Concert Parties of any additional Shares during a period of 12 months immediately following the date of issue of the Consideration Shares for the purpose of Note 15 to Rule 26.1 of the Takeovers Code;

(f) consent to the transactions contemplated in the Acquisition Agreement to the extent required in connection with the property site of the Development being granted by the Urban Redevelopment Authority of Singapore;

(g) consent to and waiver of any non-compliance of obligations consequential upon the transactions contemplated in the Acquisition Agreement being granted by the Majority Lenders and the release of all obligations of Mr. Li under or in connection with the Bank Loan Agreement and the guarantee granted by Mr. Li in respect of certain obligations under the Bank Loan Agreement; and

(h) all authorisations, registrations, filings, licences, confirmations, clearances, rulings, decisions, consents, permissions and approvals necessary or appropriate for or in connection with the transaction contemplated under the Acquisition Agreement having been obtained or made.

8. WHITEWASH WAIVER AND CREEPER AUTHORISATION

As a result of the issue and allotment of the Consideration Shares, the number of Shares in the Company held by Mr. Li and his Concert Parties will likely be increased from about 34.9 per cent. of the existing issued share capital to over 35 per cent. of the enlarged issued share capital of the Company immediately after Completion. This would (but for a waiver from the Executive) give rise to a mandatory general offer obligation under Rule 26 of the Takeovers Code. The Directors have been informed by Mr. Li that an application was accordingly made on 23rd May, 2000 to the Executive for the Whitewash Waiver and that the Executive has indicated that it will grant the Whitewash Waiver, subject to the Independent Shareholders approving it by way of a poll at the EGM.

Note 15 to Rule 26.1 of the Takeovers Code provides that, when the independent shareholders of a company have waived the requirement to make a general offer, the person obtaining the waiver, together with the persons acting in concert with him, are precluded from acquiring additional voting rights in the company for a period of 12 months immediately following the relevant acquisition unless such further acquisition is authorised by way of a separate vote of independent shareholders by way of a poll. A resolution will be proposed at the EGM to authorise Mr. Li and his Concert Parties to acquire additional Shares during the 12 month period immediately following the date of allotment and issue of the Consideration Shares. Note 15 to Rule 26.1 of the Takeovers Code also stipulates that, if the Creeper Authorisation is not obtained, Mr. Li and his Concert Parties will be deemed for the purposes of the Takeovers Code to have a lowest percentage holding of Shares which is equal to the greater of (i) 35%; and (ii) the percentage holding that is 5% less than the percentage holding of Mr. Li and his Concert Parties immediately following the date of allotment and issue of the Consideration Shares. Accordingly, Mr. Li and his Concert Parties would be free to acquire and dispose of voting rights within the 5% band above 35% without triggering a mandatory offer under the Takeovers Code. However, if the Creeper Authorisation is obtained from the Independent Shareholders, Mr. Li and his Concert Parties will be free to acquire and dispose of voting rights within the 5% band above the percentage interest in the issued share capital of the Company they hold immediately following the issue of the Consideration Shares during the 12 month period immediately following the issue of the Consideration Shares.

9. FUTURE INTENTIONS

Mr. Li considers that the Acquisition is in the long term interests of the Company as the interests in the Development will be consolidated through the Company. The increase in his shareholding is consistent with Mr. Li's belief in, and commitment to, the Company and its

businesses. Mr. Li may further acquire Shares in accordance with Rule 26 of the Takeovers Code. However, at the current time, Mr. Li does not have in mind any particular shareholding level which he may wish to attain. Mr. Li has confirmed his intention that the Consideration Shares will be held as a long term investment through a company which is wholly and beneficially owned by Mr. Li. It is the intention of Mr. Li that, following Completion, the business of the Company will remain unchanged. Furthermore, Mr. Li has no intention to change the Company's management and it is the intention of Mr. Li that the Company will continue to employ its existing employees. As at the Latest Practicable Date, Mr. Li has no intention to introduce any changes to the business of the Company, including any redeployment of the fixed assets of the Company.

10. REVIEW OF 1999 RESULTS

The Group's audited consolidated net profit after tax for the year ended 31st December, 1999 amounted to about HK$59,373 million as compared to about HK$6,112 million for the year ended 31st December, 1998, representing an increase of about 871%. The increase was largely the result of an increase in the share of results of its associates in 1999 including the Group's share of profit of about HK$57,665 million arising from the disposal of the shareholding in Orange plc by Hutchison Whampoa Limited, after adjusting for the Group's relevant carrying cost. Earnings per share for the year ended 31st December, 1999 amounted to about HK$25.84 as compared to about HK$2.66 for the year ended 31st December, 1998 representing an increase of about 871%. Turnover for the year ended 31st December, 1999 amounted to about HK$8,193 million as compared to about HK$11,865 million for the year ended 31st December, 1998 representing a decrease of about 31%. The decrease in turnover was largely the result of a decrease in proceeds from property sales of about HK$7,371 million in 1999 from about HK$10,984 million in 1998. As at 31st December, 1999, the total net asset value of the Group amounted to about HK$141,743 million. The net asset value per Share amounted to about HK$61.69 as at 31st December, 1999. Please refer to Appendix III for further financial information on the Group.

11. APPLICATION FOR LISTING

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares.

12. EGM

Set out on pages 290 to 292 of this circular is a notice convening the EGM to be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, at 2:30 p.m. on Wednesday, 14th June, 2000 at which ordinary resolutions will be proposed to consider and, if thought fit, to (i) approve and ratify the Acquisition Agreement

and to authorise the allotment and the issue of the Consideration Shares; (ii) approve the Whitewash Waiver by way of a poll; and (iii) approve the Creeper Authorisation by way of a poll. Mr. Li, his Concert Parties and his associates under the Listing Rules, who together hold a total of 804,058,406 Shares (representing approximately 34.9 per cent. of the issued share capital of the Company), will abstain from voting in respect of the above resolutions because of their interest in the Acquisition, the Whitewash Waiver and the Creeper Authorisation. Please refer to the section headed "Disclosure of Interests" in Appendix IV for further information relating to the holdings of Shares of Mr. Li and his Concert Parties.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's registered office at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the EGM. Completion of the form of proxy will not preclude you from attending and voting at the EGM, or any adjourned meeting, should you so wish.

13. RECOMMENDATIONS

Your attention is drawn to (i) the letter from the Independent Board Committee set out in this circular which contains the recommendations of the Independent Board Committee to the Independent Shareholders concerning the approving and ratifying of the Acquisition Agreement, the authorising of the allotment and issue of the Consideration Shares, and the approving of the grant of the Whitewash Waiver and the Creeper Authorisation; and (ii) the letter from Rothschild set out in this circular which contains the advice of Rothschild to the Independent Board Committee in relation to the Acquisition, the grant of the Whitewash Waiver and the Creeper Authorisation and the principal factors and reasons considered by Rothschild in arriving at its advice.

14. ADDITIONAL INFORMATION

Your attention is also drawn to the financial information regarding the Company set out in Appendix III, the property valuation of the Development conducted by DTZ as set out in Appendix I to this circular, the valuation of property interests of the Company, its subsidiaries and certain associated companies conducted by DTZ DTLL as set out in Appendix II to this circular and the general information set out in Appendix IV to this circular.

Yours faithfully,
For and on behalf of
CHEUNG KONG (HOLDINGS) LIMITED
Ip Tak Chuen, Edmond
Executive Director



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

29th May, 2000

To Independent Shareholders of
Cheung Kong (Holdings) Limited

CONNECTED AND SHARE TRANSACTION
AND
APPLICATION FOR A WHITEWASH WAIVER AND
CREEPER AUTHORISATION

Dear Sir or Madam,

As the Independent Board Committee, we have been appointed to advise you in connection with the Acquisition, the grant of the Whitewash Waiver and the Creeper Authorisation, details of which are set out in the letter from the Board contained in the circular to the shareholders of the Company dated 29th May, 2000 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

We wish to draw your attention to the letter of advice from Rothschild as set out on pages 19 to 28 of the Circular, the letter from the Board as set out on pages 5 to 17 of the Circular and the further information as set out in the appendices to the Circular.

We have considered the factors and reasons considered by, and the opinion of, Rothschild as stated in the aforementioned letter of advice in respect of the Acquisition, the grant of the Whitewash Waiver and the Creeper Authorisation. We are of the opinion that the Acquisition, together with the allotment and issue of the Consideration Shares, is in the interests of the Company and the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned. In addition, given that the Whitewash Waiver and the Creeper Authorisation are conditions precedent to the Acquisition, we consider the granting of the Whitewash Waiver and the Creeper Authorisation are also in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. We therefore recommend that you vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Acquisition, and the grant of the Whitewash Waiver and the Creeper Authorisation.

Yours faithfully,
Independent Board Committee
Leung Siu Hon
Independent non-executive Director

Yeh Yuan Chang, Anthony
Independent non-executive Director

Kwok Tun-li, Stanley
Independent non-executive Director



N M Rothschild & Sons (Hong Kong) Limited
16th Floor
Alexandra House
Central
Hong Kong

29th May, 2000

To the Independent Board Committee of
Cheung Kong (Holdings) Limited

Dear Sirs,

**CONNECTED AND SHARE TRANSACTION
AND
APPLICATION FOR A WHITEWASH WAIVER AND
CREEPER AUTHORISATION**

We refer to the Acquisition Agreement, details of which are contained in the Circular dated 29th May, 2000 to the Shareholders (the "Circular") of which this letter forms a part. Rothschild has been retained as an independent financial adviser by the Company to advise the Independent Board Committee as to whether or not the terms of the Acquisition (including the issue of the Consideration Shares) and the authorising of the grant of the Whitewash Waiver and the Creeper Authorisation are fair and reasonable and in the interests of the Independent Shareholders so far as the Independent Shareholders are concerned.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

Pursuant to the Listing Rules, the Acquisition (including the issue of the Consideration Shares) constitutes a connected transaction for the Company and accordingly, in accordance with the Listing Rules, it is subject to the approval of the Independent Shareholders at the EGM. The Acquisition (including the issue of the Consideration Shares) also constitutes a share transaction under the Listing Rules. In addition, since the issue of the Consideration Shares under the Acquisition Agreement will result in an increase in the direct shareholding and deemed interests under the SDI Ordinance of Mr. Li and his Concert Parties from the existing 34.9 per cent. to over 35 per cent. after Completion which would then give rise to a mandatory general offer obligation under Rule 26 of the Takeovers Code, an application has been made by Mr. Li to the Executive for the grant of the Whitewash Waiver which is subject to the approval of the Independent Shareholders by way of a poll at the EGM.

In accordance with Rule 2.1 of the Takeovers Code, an Independent Board Committee comprising Leung Siu Hon, Yeh Yuan Chang, Anthony and Kwok Tun-li, Stanley has been formed to consider the terms of the Acquisition Agreement and the grant of the Whitewash Waiver and the Creeper Authorisation. The following Directors have not been included in the Independent Board Committee for the following reasons: (a) Mr. Li is both the Group's Chairman and the beneficial owner of Equisite Taste; (b) Li Tzar Kuoi, Victor is an executive director of the Company and a Concert Party of Mr. Li; (c) George Colin Magnus, Kam Hing Lam, Hung Siu-lin, Katherine, Chung Sun Keung, Davy, Ip Tak Chuen, Edmond, Pau Yee Wan, Ezra and Woo Chia Ching, Grace are executive Directors and salaried employees of the Company; (d) Fok Kin-ning, Canning and Frank John Sixt are executive directors of Hutchison Whampoa Limited, a 49.9 per cent. owned associate company of the Company, and non-executive Directors of the Company have excluded themselves from the Independent Board Committee in order to avoid any perception of a conflict of interest which may arise from their dual capacities; (e) Chow Nin Mow, Albert who has been an employee of the Group for over 20 years and was a deputy managing director of the Company in 1997 before becoming a non-executive Director has also excluded himself from the Independent Board Committee in order to avoid any perception of a conflict of interest which may arise from his past or present connection with the Group and Mr. Li; (f) Chow Kun Chee, Roland is a director of a company associated with Mr. Li; and (g) Simon Murray who has been an employee of Hutchison Whampoa Limited for many years before becoming an independent non-executive Director has excluded himself from the Independent Board Committee in order to avoid any perception of a conflict of interest which may arise from his past or present connection with the Group and Mr. Li.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and have assumed that any representation made to us are true, accurate and complete in all material respects, and that the valuation conducted by the independent valuer are fair and reasonable (and information and representations made to such valuer are true and accurate in all material respects), as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them. We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Group.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1. Background and rationale

As stated in the "Letter from the Board", the Directors are of the view that the Acquisition provides a good opportunity for the Company to consolidate its property development business in Singapore and is consistent with the Company's strategy of replenishing its landbank when opportunities arise. The Directors also believe that the Company is ideally placed to apply its property development expertise to the Development and thereby enhance the Company's overall return from the completion of this project.

We note that the Company and its subsidiaries are principally engaged in the business of property development and investment, real estate agency and management and investment in securities. The Company is one of the leading property developers in Hong Kong and has a proven record in building quality multi-storey residential developments in Hong Kong and overseas including Singapore, Canada and the United Kingdom.

For these reasons and taking into account that the Acquisition provides an opportunity for the Company to take control of the Development in Singapore which property market is recovering and improving (as mentioned below), we concur with the Board's view that the Acquisition is in line with the principal business of the Group.

2. The Acquisition

Assets to be acquired

The Company has conditionally agreed to acquire from Mr. Li his entire interest in Equisite Taste together with the Shareholder's Loan. Equisite Taste's principal asset is its 52 per cent. interest in Japura Pte Ltd which in turn owns 100 per cent. interest in Japura Development, a company engaged in the development of a property site known as Costa Del Sol, located at Bayshore Road in Singapore. Upon completion of the Development which is expected to be completed in three phases from 2002 to 2003, Costa Del Sol will comprise seven 30-storey blocks of residential flats with basement carparks and communal facilities, and the proposed gross floor area of the Development is approximately 138,908 sq. m.. The current estimated total project cost of the Development (including land, construction and financing costs) amounts to approximately S$1.1 billion (approximately HK$4.96 billion) of which approximately S$900 million (approximately HK$4,059 million) has already been incurred. Of the remaining currently estimated total project cost of the Development of approximately S$200 million (approximately HK$902

million), upon Completion, 76 per cent. will be borne by the Company (representing approximately 0.48 per cent. of the audited consolidated net asset value of the Company as at 31st December, 1999) which we considered to be insignificant.

Japura Pte Ltd is currently owned as to 52 per cent. by Equisite Taste, 24 per cent. by Juralco Limited (a wholly owned subsidiary of the Company) and 24 per cent. by Kamenka Ltd. (a wholly owned subsidiary of Hutchison Whampoa Limited which in turn is 49.9 per cent. owned by the Company). As at the Latest Practicable Date, the Company has an effective indirect interest of approximately 36 per cent. in the Development. The Acquisition will therefore increase the Group's control and indirect interests in the Development to approximately 88 per cent. following Completion.

The Singapore residential property market has experienced a demand recovery (as evidenced by the increase in take-up rates of residential units from a total of 6,096 units in 1998 to 7,937 units in 1999, although the supply has decreased from 1998 by approximately 48.7 per cent. to 19,811 units in 1999) on the back of strong growth in gross domestic product ("GDP") since the end of 1998 where GDP increased from 0.4 per cent. in 1998 to 5.4 per cent. in 1999. Long-term fundamentals for the Singapore property market remain attractive on account of favourable government policy to promote private housing (as opposed to public housing), relatively low level of mortgage rate which has reduced from 6.75 per cent. in 1998 to 5.0 per cent. in 1999 and continuing estimated growth in GDP for 2000 of 6.5 per cent. (Sources: Singapore Property Sector Research dated 2nd May, 2000 and Regional Strategy April-June 2000 by ABN AMRO Asia Strategy Research). On this basis, we have no reason to doubt that the current demand recovery in the Singapore property market will not be sustained.

Basis of consideration

Subject to the Completion Adjustment, the Total Consideration for the entire issued share capital of Equisite Taste and for the Shareholder's Loan amounts to approximately HK$1,484 million, representing approximately 1 per cent. of the audited consolidated net asset value of the Company as at 31st December, 1999. We understand that the Total Consideration was negotiated on an arm's length basis between the parties involved and is equal to the face value of the Shareholder's Loan of approximately HK$1,850 million as at 16th May, 2000 less the unaudited consolidated deficit of Equisite Taste of approximately HK$366 million as at 16th May, 2000. The unaudited consolidated deficit of Equisite Taste was determined after adjusting for the independent valuation of the Development as at 16th May, 2000 of S$626.5 million (approximately HK$2,825 million), as valued by DTZ, an independent property valuer and was due to the provision for the diminution in value of the Development as a result of this re-valuation. We note that the valuation was prepared based on the Development's existing state of construction which we understand is approximately 15 per cent. complete. The valuation report on the Development prepared

by DTZ is set out in Appendix I to the Circular. Further details on the unaudited consolidated deficit of Equisite Taste as at 16th May, 2000 are set out in the "Letter from the Board" in the Circular.

The Completion Adjustment (to be settled in cash) is the adjustment to the Total Consideration calculated as the difference between the sum of the Shareholder's Loan and the consolidated net tangible assets of Equisite Taste as these are stated in the unaudited consolidated balance sheet of Equisite Taste as at 16th May, 2000 and the sum of these as they are stated in the audited consolidated balance sheet of Equisite Taste as at the date of Completion. In the event that the sum of the Shareholder's Loan and the consolidated net tangible assets of Equisite Taste as these are stated in the audited consolidated balance sheet of Equisite Taste as at the date of Completion is greater than the Total Consideration of approximately HK$1,484 million, the Company will pay Mr. Li the difference in cash. Conversely, in the event that the sum of the Shareholder's Loan and the consolidated net tangible assets of Equisite Taste as these are stated in the audited consolidated balance sheet of Equisite Taste as at the date of Completion is smaller than the Total Consideration, the Company will receive from Mr. Li the difference in cash.

We consider that the above basis in arriving at the Total Consideration (subject to Completion Adjustment) is acceptable and that the Total Consideration (subject to Completion Adjustment) to be fair and reasonable.

Consideration Shares

The Total Consideration payable by the Company will be satisfied by the allotment and issue of the Consideration Shares and the Completion Adjustment will be settled in cash. The Consideration Shares will be allotted and issued as fully paid to the Company at the higher of (a) HK$79.75 per Share, being the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement, or (b) the average closing price of the Shares for the five trading days immediately prior to the date of the EGM. Assuming the Consideration Shares are allotted at a price of HK$79.75 per Share, 18,608,098 Shares (representing approximately 0.81 per cent. of the Company's existing issued share capital and approximately 0.80 per cent. of the enlarged issued share capital of the Company) would be issued pursuant to the Acquisition Agreement. We consider the issue of the Consideration Shares to satisfy the Total Consideration to be a prudent financing method as it will not utilise the available resources of the Group but at the same time, the equity base of the Company will be strengthened.

Indemnity

Mr. Li has provided an undertaking (the "Undertaking") to the Company to indemnify the Company for any reduction in the consolidated net tangible assets of Equisite Taste as described below. In the event that the consolidated net tangible assets of

Equisite Taste as at the Determination Date (being six months after the issue of the final occupation permit in respect of the Development) are less than the consolidated net tangible assets of Equisite Taste as at Completion, Mr. Li will pay the difference to the Company within seven days after the due determination. The difference will be determined after taking into account the value of any unsold portion of the Development as valued by a professional valuer, distributions made and shares issued for cash by Equisite Taste and any other adjustments deemed appropriate by the auditors of Equisite Taste. The indemnity will not cover, inter alia, events not connected with development and sale of the Development and changes in taxation, laws and regulations. We concur with the Directors that the Company has limited risk from the Acquisition.

Conditions

The Acquisition is conditional upon the satisfaction of the conditions (or waiver by Mr. Li in the case of condition (e)) as set out in the section headed "Conditions of the Acquisition" in the "Letter from the Board" in the Circular on or before 31st August, 2000 (or such other date as the parties involved may agree), failing which the Acquisition Agreement will lapse.

In arriving at our opinion with respect to the Acquisition Agreement, we have considered the following:

(a) The Group's portion of the funding obligation for the construction of the Development is insignificant (as mentioned above) and the Company will have sufficient resources to fulfill. Furthermore, the Acquisition is not expected to have any material impact on the financial position of the Group in the near term.

(b) The issue of the Consideration Shares will have a small dilution effect on the aggregate holding in the Company of the Independent Shareholders from approximately 65.1 per cent. down to approximately 64.5 per cent. (assuming the Consideration Shares are issued at a price of HK$79.75 each).

(c) The Acquisition provides an opportunity for the Company to consolidate its investment in the Development from the current indirect effective interest of approximately 36 per cent. to approximately 88 per cent. following Completion. It is expected that the Acquisition will enhance the Company's overall return from the completion of the Development.

(d) Mr. Li has provided the Undertaking to the Company.

(e) As at the Latest Practicable Date, Mr. Li has no intention to introduce any changes in the business of the Company, including any redeployment of the fixed assets of the Company.

(f) If the Consideration Shares are allotted and issued at a price of HK$79.75 per Share, the issue price of HK$79.75 per Share represents:

(i) the lowest price at which the Consideration Shares may be allotted and issued and equals the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement;

(ii) a premium of approximately HK$18.06 or 29.3 per cent. over the audited consolidated net asset value of the Group as at 31st December, 1999 of approximately HK$61.69 per Share. For illustration purposes, as at the Latest Practicable Date, seven other major property developers currently listed on the Stock Exchange ("Comparables") traded at an average discount of approximately 46.7 per cent. to the historical net asset value;

(iii) a premium of approximately HK$16.15 or 25.4 per cent. over the pro forma adjusted unaudited net asset value of the Group of approximately HK$63.60 per Share (as set out in the pro forma adjusted unaudited consolidated statement of net asset value of the Group after Completion in Appendix III to the Circular);

(iv) a premium of HK$7.25 or 10 per cent. over the closing price of HK$72.50 as quoted on the Stock Exchange on the Latest Practicable Date;

(v) a discount of HK$1.65 or approximately 2.0 per cent. to the average closing price of HK$81.40 per Share as quoted on the Stock Exchange from 10th May, 2000 to 17th May, 2000 (both days inclusive), the last five trading days prior to the announcement in respect of the Acquisition Agreement on 17th May, 2000;

(vi) a discount of HK$3.80 or approximately 4.5 per cent. to the average closing price of HK$83.55 per Share as quoted on the Stock Exchange from 3rd May, 2000 to 17th May, 2000 (both days inclusive), the last 10 trading days prior to the announcement in respect of the Acquisition Agreement on 17th May, 2000;

(vii) a historical price earnings ratio ("PER") of approximately 3.1 times the audited earnings per Share of approximately HK$25.84 for the financial year ended 31st December, 1999. However, it should be noted that the profit attributable to Shareholders of approximately HK$59.4 billion for the financial year ended 31st December, 1999 included the Group's share of a one-off gain of approximately HK$57.7 billion from the disposal of the shareholding in Orange

plc by Hutchison Whampoa Limited, a 49.9 per cent. associated company of the Company. Should this non-recurring gain be excluded, the profit attributable to Shareholders for the financial year ended 31st December, 1999 would be approximately HK$1.7 billion, equivalent to approximately HK$0.74 per Share, and the issue price of HK$79.75 per Share would represent a PER of approximately 107.8 times which is favourable to the Company and compares favourably with the average historical PER of the Comparables of approximately 9.9 times as at the Latest Practicable Date.

On the above basis, we consider the issue price of the Consideration Shares to be fair and reasonable.

On the basis that (a) the Singapore property market is recovering and improving; (b) the basis in arriving at the Total Consideration (subject to Completion Adjustment) is acceptable; (c) the Consideration Shares will be issued at the higher of HK$79.75 per Share or the average closing price of the Shares for the five trading days immediately prior to the date of the EGM (being market rate); (d) Mr. Li has provided the Undertaking to the Company which will limit the Company's risk from the Acquisition; and (e) the Acquisition will improve slightly the underlying net asset value of the Company and enhance the Company's overall return from the completion of the Development, we consider the Acquisition and the issue of the Consideration Shares to be fair and reasonable so far as the Independent Shareholders are concerned and that the terms of the Acquisition Agreement are fair and reasonable and are in the interest of the Group and its Shareholders.

3. Whitewash Waiver

Upon the issuance of the Consideration Shares, the direct shareholding and deemed interests under the SDI Ordinance of Mr. Li and his Concert Parties in the Company will increase from approximately 34.9 per cent. to over 35 per cent. of the enlarged issued share capital of the Company, which would then give rise to a mandatory general offer obligation under Rule 26 of the Takeovers Code. Mr. Li has, therefore, made an application to the Executive for the Whitewash Waiver pursuant to Note 1 to the Notes on Dispensations from Rule 26 of the Takeovers Code. **The Executive has indicated that it will grant the Whitewash Waiver to Mr. Li and his Concert Parties on the condition that the Whitewash Waiver is approved by the Independent Shareholders on a vote taken by way of a poll at the EGM.**

Currently, Mr. Li and his Concert Parties hold an aggregate of approximately 34.9 per cent. in the existing issued share capital of the Company. Apart from them, we understand from the Company that there is currently no other substantial shareholder holding more than 10 per cent. of the existing issued share capital of the Company. Consequently, we are of the view that Mr. Li and his Concert Parties already have a significant degree of influence over the Company at present. Following Completion, Mr. Li and his Concert Parties' aggregate interests in the Company will increase from approximately 34.9 per cent. to over 35 per cent.

Independent Shareholders should note that if the Whitewash Waiver is not granted or approved, the Acquisition will not proceed. Given our view that the Acquisition (including the issue of the Consideration Shares) are fair and reasonable so far as the Independent Shareholders are concerned and that the Acquisition is in the interest of the Company and its Shareholders, Mr. Li and his Concert Parties already have a significant degree of influence over the Company and that the grant of the Whitewash Waiver is essential to the Acquisition, we consider the grant of the Whitewash Waiver to be fair and reasonable so far as the Independent Shareholders are concerned.

4. Creeper Authorisation

Under Note 15 to Rule 26.1 of the Takeovers Code, if the Whitewash Waiver is granted and approved, Mr. Li and his Concert Parties will be precluded from acquiring additional voting rights of the Company pursuant to Rule 26 of the Takeovers Code for a period of 12 months immediately following Completion unless such further acquisition is authorised by the passing of a separate resolution by the Independent Shareholders at the EGM by way of a poll.

Under the Acquisition Agreement, the Creeper Authorisation condition can be waived by Mr. Li. Mr. Li has not yet decided on the action he would take should the Creeper Authorisation not be approved by the Independent Shareholders.

If the Whitewash Waiver is granted and approved but the Creeper Authorisation is not obtained, Mr. Li and his Concert Parties would be deemed to have a lowest percentage shareholding in the Company of 35 per cent. and would thereby be free to acquire Shares up to 40 per cent.. If the Creeper Authorisation is obtained, Mr. Li and his Concert Parties would be free to acquire Shares up to approximately 40.5 per cent. (subject to the final determination of the issue price of the Consideration Shares). As such, we consider that the Creeper Authorisation would not be prejudicial to the interest of the Independent Shareholders in that the position of Mr. Li and his Concert Parties will not be substantially improved by reason only of the Creeper Authorisation. In addition, we are of the view that the Creeper Authorisation may enhance the liquidity of the Shares as Mr. Li and his Concert Parties will be allowed to deal in the Shares, subject to a maximum purchase of up to 5 per cent. of the issued share capital of the Company during the 12-month period immediately following Completion. Accordingly, we consider the Creeper Authorisation is fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATION

Having considered the above principal factors and reasons and the terms of the Acquisition Agreement, we consider the terms of the Acquisition (including the issue of the Consideration Shares) to be fair and reasonable so far as the Independent Shareholders are concerned and that the Acquisition (including the issue of the Consideration Shares) is in the

interest of Independent Shareholders and the Group as a whole. We also consider that the granting of the Whitewash Waiver and the Creeper Authorisation are fair and reasonable in the circumstances so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of ordinary resolutions numbered 1, 2 and 3 to approve the Acquisition (including the issue of the Consideration Shares) and the grant of the Whitewash Waiver and the Creeper Authorisation as detailed in the notice of the EGM set out on pages 290 to 292 of the Circular.

Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited
Adam Young
Director


DTZ Debenham Tie Leung
International Property Advisers
戴德梁行

29 May, 2000

The Directors
Cheung Kong (Holdings) Limited
7/F Cheung Kong Center
2 Queen's Road Central
Hong Kong

Dear Sirs,

RE: LOT 8752W MUKIM 27 (URA LAND PARCEL @ BAYSHORE ROAD) SINGAPORE 1646

In accordance with your instructions for us to undertake a valuation of the above mentioned property ("the subject property"), we confirm that we have carried out site inspections, made relevant searches & enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of the subject property in its existing state of construction as at 16 May, 2000.

Our valuation of the property is our opinion of its open market value which is intended to mean "the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transactions had acted knowledgeably, prudently and without compulsion."

Our valuation has been made on the assumption that the owners sell the property on the open market without the benefit of deferred term contracts, leasebacks, joint ventures or any similar arrangements which would serve to increase the value of the property.

We have relied to a very considerable extent on information given to us by you particularly in relation to matters such as site area, planning & design parameters, planning application and construction cost incurred up to the material date of valuation. We have had no reason to doubt the truth and accuracy of the information provided to us by you and have been advised that no material facts have been omitted.

Information on Town Planning is obtained from the set of Master Plan, Development Guide Plans (DGP) and Written Statement published by the competent authority. Unless otherwise instructed, we do not normally carry out requisitions with the various public authorities to confirm that the property is not adversely affected by any public schemes such as road improvements.

We have not been provided with copies of the title documents relating to the property but have caused searches to be made at the Singapore Land Registry. However, we have not searched the original documents to verify ownership or to verify any amendments.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We enclose herewith our valuation certificate.

Yours faithfully,
for and on behalf of
DTZ DEBENHAM TIE LEUNG (SEA) PTE LTD
Yam Kah Heng
Executive Director
BSc (Est Man) FSISV
(Appraiser Licence No. AD041-2002198E)

Notes: Mr. Yam Kah Heng is an experienced surveyor who has about 22 years' experience in the valuation of properties in Singapore.

VALUATION CERTIFICATE

Property	:	Lot 8752W Mukim 27 (URA Land Parcel @ Bayshore Road) Singapore 1646
Legal Description	:	Lot 8752W Mukim 27
Site Area	:	Approximately 39,702.1 sq.m. and subject to survey.
Tenure	:	99 years commencing from 5 May 1997.
Registered Proprietor	:	Japura Development Pte Ltd
Town Planning	:	Under the 1998 Master Plan, the subject site is zoned residential at maximum gross plot ratio of 3.5.
Planning Approval	:	Written Permission was granted on 24 December 1999 for a proposed condominium housing development comprising 7 blocks of 30-storey residential flats (906 units) with basement carparks and ancillary facilities. The approved gross floor area is 138,908.03 sq.m. The overall gross plot ratio is 3.4987.
Proposed Development	:	The proposed development, known as Costa Del Sol, comprises 7 blocks of 30-storey residential flat (Total: 906 units of apartment and 6 units of shop) with basement carparks/ communal facilities.

The development is based on the following planning control and design parameters:

Planning Control

Proposed Plot Ratio	:	3.4987
Proposed Gross Floor Area (GFA)	:	138,908.03 sq.m.
Maximum Building Height	:	30 storeys

Design Parameters

Saleable Area for Apartments (Total: 906 units)	:	119,229 sq.m. (inclusive of roof terrace & PES)
Saleable Area for shops (Total: 6 units)	:	399 sq.m.

Communal facilities will include clubhouse with air-conditioned event wall, gymnasium, sauna & changing rooms, poolside cafe & management office; main pool with aquaducts; jacuzzi; lap pool; diving pool with spring boards; children's pool with slide; river pool & fun pool; wind surfing practice facility; wind surfing storage shed; poolside deck; 3 tennis courts; golf putting green; 3 golf driving courts; jogging track with fitness stations; foot reflexology path; 2 children play areas; lawn for outdoor activities; garden pavillion and BBQ pits.

We were informed by the management of Cheung Kong (Holdings) Limited that the total construction costs, including professional fees, is in the region of S$200,000,000/- and the actual construction costs incurred up to 16 May 2000 is S$22,190,849.59/-.

The development is currently under construction. It is expected to be completed by 31 December 2003.

Current Open Market Value of the Subject Site in its existing state of construction	:	S$626,500,000/- (Singapore Dollars Six Hundred, Twenty-Six Million And Five Hundred Thousand)
Material Date of Valuation	:	16 May 2000

The following is a letter from DTZ DTLL in connection with their valuation of the property interests of the Company, its subsidiaries and certain associated companies excluding the properties referred to in Note 3 of Appendix III:


DTZ Debenham Tie Leung
International Property Advisers
戴德梁行

Formerly C Y Leung & Company
原梁振英測量師行

29th May, 2000

The Directors
Cheung Kong (Holdings) Limited
7th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value property interests held by Cheung Kong (Holdings) Limited (referred to as the "Company"), its subsidiaries and certain associated companies (together referred to as the "Group") in Hong Kong, the People's Republic of China (the "PRC"), Singapore and the United Kingdom, we confirm that we have inspected the properties, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such property interests as at 31st March, 2000 (the "date of valuation").

Our valuation of each of the property interests represents its open market value which we would define as intended to mean "an opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Unless otherwise stated, our valuations have been made on the assumption that the Group sells the property interests on the open market without the benefit of deferred term contracts, leasebacks, management agreements or any similar arrangements which could serve to affect the values of the property interests. In addition, no forced sale situation in any manner is assumed in our valuations.

In the course of our valuation of the property interests in the PRC, we have assumed that transferable land use rights in respect of the property interests for their respective specific terms at nominal annual land use fees have been granted and that any premium payable has already been fully paid. We have relied on the advice on PRC law provided to us by the Group regarding the title to each of the property interests and the interests of the Group in the properties situated in the PRC although we have not been provided with legal opinions in respect of the title to some of the property interests in the PRC. In valuing all the property interests in the PRC, we have unless otherwise stated assumed that the Group has an enforceable title to each of the property interests and has free and uninterrupted rights to use, occupy or assign the property interests for the whole of the respective unexpired terms as granted.

In valuing the property interests in Hong Kong the Government Leases of which expired before 30th June, 1997, we have taken into account that under the provisions contained in Annex III of the Joint Declaration of the Government of the United Kingdom and the Government of the People's Republic of China on the Question of Hong Kong as well as in the New Territories Leases (Extension) Ordinance such leases have been extended without premium until 30th June, 2047 and that rents of three per cent. of the rateable values are charged per annum from the date of extension.

In valuing the property interests in Groups I and V, which are held by the Group in Hong Kong and the PRC respectively for investment or disposal purposes, we have adopted the investment approach of valuation by considering the capitalized income derived from the existing tenancies with due provision for any reversionary income potential of the property interests or where appropriate, by the direct comparison approach assuming sale of each of the property interests in its existing state and by making reference to comparable sales evidence as available in the relevant market.

In valuing the property interests in Groups II and VII which are held by the Group in Hong Kong and the PRC respectively for future development, we have valued them by the comparison method.

In valuing the property interests in Groups III and VI, which are held by the Group in Hong Kong and the PRC respectively under development, we have unless otherwise stated valued these property interests on the basis that these properties will be developed and completed in accordance with the Group's development proposals provided to us. We have assumed that approvals for the proposals have been obtained. In arriving at our opinion of value, we have valued each of such property interests by the direct comparison approach by making reference to comparable transactions in the locality and have allowed for the construction costs that will be expended to complete the development to reflect the quality of the completed development. The "capital value if completed" represents our opinion of the aggregate selling prices of the development assuming that it were completed at the date of valuation.

In valuing the property interests in Group IV, which are development rights held by the Group in Hong Kong, we have valued each of these property interests in accordance with the terms about costs and profits sharing as provided in the development agreements. The capital value in existing state represents the value of the interest attributable to the Group in each of these development agreements and is arrived at by calculating the net present value of the estimated outlays and incomes which the Group is responsible and entitled under the development contract.

In valuing the property interests in Group VIII and IX which are held by the Group in the PRC for operation, we have generally valued them by the investment method.

Regarding the property interests in Group X and XI which are held by the Group in Singapore and United Kingdom respectively, we have valued them on same basis as the properties in Hong Kong and the PRC.

We have not been provided with copies of the title documents relating to the property interests in Hong Kong, Singapore and the United Kingdom but we have caused searches to be made at the appropriate Land Registries in Hong Kong and Singapore. In respect of the property interests in the PRC, we have been provided with extracts of documents in relation to the titles to the property interests. No searches have been made in respect of the PRC and United Kingdom property interests. However, we have not inspected the original documents to ascertain any amendments.

In the course of our valuation, we have relied to a very considerable extent on the information given by the Group on PRC law and its interest in the properties in the PRC. We have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, completion date of buildings, identification of buildings, number of parking spaces, particulars of occupancy, lettings, rental incomes and revenue, terms of joint venture or joint development agreements, development schemes, construction costs expended, estimated outstanding construction costs, interests attributable to the Group, site and floor areas and all relevant matters.

Dimension, measurements and areas included in the valuation certificates attached are based on information provided to us and are therefore only approximations. We have no reason to doubt the truth and accuracy of the information provided to us by the Group which is material to the valuations. We were also advised by the Group that no material facts have been omitted from the information provided.

We have inspected the exterior of the properties. However, we have not carried out investigations on site to determine the suitability of the soil conditions and the services etc. for any future development. Regarding those properties which are held for or under development, our valuations are prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurrred during the construction period. Moreover, no structural survey has been made, but in the course of our inspections, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out to any of the services. Unless otherwise stated, we have not been able to carry out detailed on–site measurements to verify the site and floor areas of the properties and we have assumed that the areas shown on the documents handed to us are correct.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

Unless otherwise stated, all sums stated in the valuations are in Hong Kong dollars. The exchange rates adopted in our valuations as at 31st March, 2000 are S$1=HK$4.51, £1=HK$12.405, US$1=HK$7.77 and HK$1=RMB1.07 which were approximately the prevailing exchange rates as at the date of valuation, and there has been no significant fluctuation in the exchange rates between that date and the date of this letter.

We enclose herewith a summary of valuations and our valuation certificates.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
Chiu Kam Kuen
Registered Professional Surveyor
F.H.K.I.S., F.R.I.C.S., F.H.K.F.A.
Executive Director

Note: Mr. Chiu Kam Kuen is a Chartered Surveyor who has about 16 years' experience in the valuation of properties in Hong Kong and over 10 years' experience in the valuation of properties in the PRC.

SUMMARY OF VALUATIONS

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
Group I – Property interests held by the Group in Hong Kong for investment or disposal				
1.	Trendy Centre, 682-684 Castle Peak Road, Lai Chi Kok, Kowloon	351,700,000	25	87,925,000
2.	3rd Floor, 42C Macdonnell Road, Mid-Levels, Hong Kong	4,100,000	100	4,100,000
3.	Shop Nos. 44, 85, 86, 87, 88, 89, 90, 91, 92 and 93 on 1st Floor of the commercial complex, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong	39,000,000	50	19,500,000
4.	Various units and 22 car parking spaces in New Treasure Centre, 10 Ng Fong Street, San Po Kong, Kowloon	118,500,000	100	118,500,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
5.	Various light boxes and advertising spaces at Yue Man Centre, 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon	3,800,000	70	2,660,000
6.	Factory Unit 14 on 4th Floor, Space Nos. 1 and 2 of the roof, Car Parking Space No. P58 on 1st Floor and Car Parking Space Nos. P56 and L41 on 2nd Floor, Vanta Industrial Centre, 21-33 Tai Lin Pai Road, Kwai Chung, New Territories	8,200,000	100	8,200,000
7.	Lorry Parking Spaces 1 and 2 on Ground Floor Level of Podium B, Julimount Garden, 1-5 Hin Tai Street, Shatin, New Territories	600,000	60	360,000
8.	Various workshop units, 7 private car parking spaces and 2 lorry parking spaces, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon	30,300,000	100	30,300,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
9.	Units 1 to 3 and 5 to 8 on 16th Floor, Wayland House, 55 Shek Pai Wan Road, Aberdeen, Hong Kong	3,900,000	100	3,900,000
10.	Roof Nos. 2, 3 and 4, Hong Man Industrial Centre, 2 Hong Man Street, Chai Wan, Hong Kong	400,000	100	400,000
11.	Unit No. 101A on Basement Floor, Hunghom Commercial Centre, 37–39 Ma Tau Wai Road, Hung Hom, Kowloon	100,000	100	100,000
12.	Flat A on 26th Floor and Flats B on 21st and 28th Floors of Tower 1, Flat B on 21st Floor of Tower 2 and Flat D on 23rd Floor of Tower 3, and 97 carparks on Lower Ground and Upper Ground Floors, Robinson Heights, 8 Robinson Road, Mid-Levels, Hong Kong	73,500,000	100	73,500,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
13.	Lorry Parking Spaces L1 and L2 on Ground Floor, Wang Lung Industrial Building, 48-56 Wang Lung Street, Tsuen Wan, New Territories	700,000	100	700,000
14.	Car Parking Space Nos. L41, L42, L43, L44, L52, L53, L54 and L55 on Ground Floor at 760-762 Cheung Sha Wan Road and Car Parking Space Nos. L1and L2 on 4th Floor and Car Parking Space No. P14 on 4th Floor at 481 Castle Peak Road, Cheung Sha Wan, Kowloon	5,500,000	100	5,500,000
15.	Portion of shopping arcade and 34 private car parking spaces in Tsing Yi Garden, Tsing Yi, New Territories	205,500,000	70	143,850,000
16.	Portions of Ground Floor, Podium Block and 143 car parking spaces in Locwood Court, Kingswood Villas, Tin Shui Wai, Yuen Long, New Territories	67,500,000	98.47	66,467,250

	Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
17.	Kindergarten premises and 5 kindergarten car parking spaces (Nos. K1 to K5) and 2 kindergarten loading and unloading bays and Car Parking Space Nos. P113, P119 and P120 on Lower Ground Floor, Sherwood Court, Kingswood Villas, 3 Tin Wu Road, Tin Shui Wai, Yuen Long, New Territories	27,500,000	98.47	27,079,250
18.	Kindergarten and 7 open commercial car parking spaces on Ground Floor, Chestwood Court, Kingswood Villas, 8 Tin Shui Road, Tin Shui Wai, Yuen Long, New Territories	16,900,000	98.47	16,641,430
19.	Kindergartens A and B and 143 car parking spaces, Maywood Court, Kingswood Villas, 9 Tin Lung Road, Tin Shui Wai, Yuen Long, New Territories	96,100,000	98.47	94,629,670

	Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
20.	Kindergarten premises and Car Park Nos. 1 to 12 on Basement, Kenswood Court, Kingswood Villas, 2 Tin Lung Road, Tin Shui Wai, Yuen Long, New Territories	56,900,000	98.47	56,029,430
21.	Commercial Podium (excluding Market Stalls Nos. 1-40 on Level 1, Unit Nos. 327 and 328 on Level 3 and the whole of Level 7), Jubilee Garden, 2-18 Lok King Street, Fo Tan, Shatin, New Territories	171,600,000	68.5	117,546,000
22.	Flat B on 39th Floor, Broadview Villa, 20 Broadwood Road, Happy Valley, Hong Kong	26,600,000	100	26,600,000
23.	Flat A on 39th Floor, Broadview Villa, 20 Broadwood Road, Happy Valley, Hong Kong	26,600,000	100	26,600,000

	Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
24.	Kindergarten, Vista Paradiso (Phase 1), 2 Hang Ming Street, Ma On Shan, Shatin, New Territories	11,100,000	50	5,550,000
25.	Kindergarten in Site A and 334 car parking spaces, 10 and 12 Laguna Street, Laguna City, Lam Tin, Kowloon	155,800,000	50	77,900,000
26.	Car Park Nos. P1, P2, P5, P6, P8, P9, P12 to P14 and P18 to P26 on Lower Basement and Car Park Nos. P2 to P12, P14 to P17, P21, P23, P26, P30 and P40 to P44 on Upper Basement, Concordia Plaza, 1 Science Museum Road, Tsim Sha Tsui, Kowloon	27,300,000	50	13,650,000
27.	Car Park Nos. P8 to P12 and P20 to P23 on Ground Floor, Hong Wah Mansion, 18 Nam Hong Street, Shau Kei Wan, Hong Kong	2,500,000	100	2,500,000

	Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
28.	Car Parking Space Nos. 2 to 5, 7 to 11, 14 and 17 to 20 on 5th Basement, Ronsdale Garden, 25 Tai Hang Drive, Tai Hang, Hong Kong	4,200,000	100	4,200,000
29.	4 car parking spaces in Phase 3, Laguna City, Lam Tin, Kowloon	1,600,000	100	1,600,000
30.	The whole of Level 3, Car Park Spaces 9, 10, 97 and 98 on Level 1, Car Park Spaces 20-55, 60-83, 83A and 84-91 on Level 2, Bicycle Parking Areas on Levels 1 and 2, Waldorf Garden, 1 Tuen Lee Street, Tuen Mun, New Territories	210,000,000	25	52,500,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
31.	Various shops and office units of Ngan Shing Commercial Centre and City One Plaza, the wet market, various kindergartens, shops and non-domestic units on ground floors of various residential blocks, 314 car parking spaces of Ngan Shing Commercial Centre, 671 car parking spaces of City One Plaza and 1 car parking space on 1st Floor of Blocks 34 to 36, City One Shatin, Shatin, New Territories	2,565,000,000	25	641,250,000
32.	Car Parks Nos. 1 to 33 on First Floor, Nos. 34 to 67 on Second Floor, Nos. 68 to 101 on Third Floor, Nos. 102 to 136 on Fourth Floor and Nos. 137 to 200 on Fifth Floor, Sherwood Court, 12-20 Kwai Sing Lane, Happy Valley, Hong Kong	46,000,000	100	46,000,000
33.	Shop Nos. 1001 to 1014 and 1019 to 1043 on 1st Floor, United Centre, 95 Queensway, Central, Hong Kong	192,000,000	100	192,000,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
34.	CEF Lend Lease Plaza, 663 King's Road, North Point, Hong Kong	690,000,000	60.92	420,348,000
35.	Car Parks Nos. 1 to 12, 53 to 59 and 65 to 78 on Fifth Floor together with adjoining spaces, if any, Shun Tak Centre, 168-200 Connaught Road Central, Central, Hong Kong	55,000,000	54.05	29,727,500
36.	9th to 12th Floors and 15th Floor, Wayland House, 55 Shek Pai Wan Road, Aberdeen, Hong Kong	19,000,000	100	19,000,000
37.	Portions (including 402 car parking spaces) of The Center, 99 Queen's Road Central, Central, Hong Kong	8,744,000,000	100	8,744,000,000
38.	121 car parking spaces on the Third, Fourth and Fifth floors, North Point Centre, 278-288 King's Road, North Point, Hong Kong	36,000,000	100	36,000,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
39.	97 car parks on the reclaimed land adjacent to Sea View Estate, North Point, Hong Kong	29,000,000	100	29,000,000
40.	An open land at Watson Road, North Point, Hong Kong	8,800,000	100	8,800,000
41.	Modern Warehouse, 6 Shing Yip Street, Kwun Tong, Kowloon	377,000,000	100	377,000,000
42.	8 Tung Yuen Street, Yau Tong, Kowloon	55,000,000	100	55,000,000
43.	Kindergarten on Ground Floor, Laguna City Phase III, 99 Cha Kwo Ling Road, Lam Tin, Kowloon	20,000,000	100	20,000,000
44.	Centre De Laguna, Laguna City Phase III, 93 Cha Kwo Ling Road, Lam Tin, Kowloon	104,000,000	100	104,000,000
45.	Workshop Unit No. 7 on 1st Floor of Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon	12,500,000	100	12,500,000

	Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
46.	Commercial development on Levels 2 and 3 and Public Car Parking Space Nos. 1-290 at the Basement Floor, Ma On Shan Plaza of Bayshore Towers, 608 Sai Sha Road, Shatin, New Territories	769,000,000	100	769,000,000
47.	67 car parks in the Basement, portions of Ground Floor and 1st Floor, 2nd Floor, reserved podium roof on 3rd Floor and portion of the external walls, East Asia Gardens, 16 Tsuen Wah Street, Tsuen Wan, New Territories	247,400,000	100	247,400,000
48.	91 car parks and Market Stalls Nos. 1-40 on Level 1, the nursery and clinic on Level 3 and the whole of Level 7, Commercial Complex, Jubilee Garden, 2-18 Lok King Street, Fo Tan, Shatin, New Territories	70,000,000	68.5	47,950,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
49.	Portions of Prosperity Center, (including 91 private car parking spaces, 13 lorry parking spaces and 1 container parking space), Chong Yip Street, Kwun Tong, Kowloon	285,500,000	100	285,500,000
50.	Shopping centre of Phases 1 and 2, 608 private car parking spaces and 47 loading and unloading spaces of Kingswood Ginza, 15 Tin Shing Road, Tin Shui Wai, Yuen Long, New Territories	1,330,000,000	98.47	1,309,651,000
51.	2 residential units, 4 kindergartens and 244 car parking spaces in various phases of South Horizons, Ap Lei Chau, Hong Kong	190,000,000	30	57,000,000
52.	Harbour Plaza Resort City, 12 and 18 Tin Yan Road, Tin Shui Wai, Yuen Long, New Territories	2,148,800,000	98.47	2,115,923,360

	Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
53.	Harbour Plaza, North Point, 665 King's Road, North Point, Hong Kong	1,443,300,000	60.91	879,114,030
54.	Various apartment units, town houses and 66 car parking spaces in The Portofino, 88 Pak To Avenue, Clear Water Bay, Sai Kung, New Territories	1,520,000,000	100	1,520,000,000
55.	Flat F on 27th Floor and Flat A on 28th Floor of Tower 1 and Car Parking Space Nos. P276, P404 on Basement 1, Nos. P082, P087, P094, P095, P100, P103, P104 and P114 on Basement 2 and No. P186 on Level 1 in Phase 1 of Vista Paradiso, 2 Hang Ming Street, Ma On Shan, Shatin, New Territories	12,000,000	50	6,000,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
56.	Flat F on 3rd Floor of Tower 1 and Flat B on 26th Floor of Tower 10 in Phase 1 of Vista Paradiso, 2 Hang Ming Street, Ma On Shan, Shatin, New Territories	9,800,000	50	4,900,000
57.	Flat B on 3rd Floor of Towers 4 and 5 and Flat G on 3rd Floor of Tower 8 in Phase 2 of Vista Paradiso, 2 Hang Ming Street, Ma On Shan, Shatin, New Territories	10,600,000	50	5,300,000
58.	Various residential units and 11 car parking spaces in Villa D'Arte, 55 Wun Sha Street, Tai Hang, Hong Kong	24,500,000	90	22,050,000
59.	Unit 3 on 17th Floor, Unit 8 on 18th Floor and Unit 6 on 20th Floor, Wayland House, 55 Shek Pai Wan Road, Aberdeen, Hong Kong	1,700,000	100	1,700,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
60.	Various residential units and 129 car parking spaces in Deerhill Bay, Tai Po Road, Tai Po, New Territories	429,400,000	87	373,578,000
61.	29 car parking spaces on the ground floor in The Paramount, 23 Shan Tong Road, Tai Po, New Territories	7,200,000	35	2,520,000
62.	Car Parking Space Nos. P143 and P144 on Level 1 in Bayshore Towers, 608 Sai Sha Road, Ma On Shan, Shatin, New Territories	700,000	100	700,000
63.	Flats C and D on 18th Floor of Block 23 in Laguna City, 15 Laguna Street, Lam Tin, Kowloon	5,850,000	50	2,925,000
64.	Commercial centre and 30 motor cycle parking spaces in Phase 1 of Villa Esplanada, 8 Nga Ying Chau Street, Tsing Yi, New Territories	97,000,000	22.5	21,825,000

	Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
65.	Various residential units, 294 private car parking spaces and 50 visitor car parking spaces in Phases I and II of Villa Esplanada, 8 Nga Ying Chau Street, Tsing Yi, New Territories	210,000,000	22.5	47,250,000
66.	Car Parking Space Nos. R131, R154 and R185 on 5th Floor in Phase 1 of Tierra Verde, 33 Tsing King Road, Tsing Yi, New Territories	1,200,000	20	240,000
67.	Flats A, C, D, E, F and G on 31st Floor of Block 8, Maywood Court, Kingswood Villas, 9 Tin Lung Road, Tin Shui Wai, Yuen Long, New Territories	11,100,000	98.47	10,930,170
68.	Commercial portion of Deerhill Bay, Tai Po Road, Tai Po, New Territories	32,200,000	87	28,014,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
69.	Car Parking Space Nos. P305, P306 and P355 on Basement 1 of Phase 1 and Car Parking Space Nos. P004, P013 and P053 on Level 2 of Phase 2, Laguna City, Lam Tin, Kowloon	2,400,000	50	1,200,000
70.	Various units at 760-762 Cheung Sha Wan Road and 481 Castle Peak Road, Cheung Sha Wan, Kowloon	2,450,000	100	2,450,000
71.	Various residential units and 41 car parking spaces in Greenfields, 1 Fung Kam Street, Yuen Long, New Territories	29,100,000	7	2,037,000
72.	Car Parking Space Nos. 1 to 59 on Car Park Floor 4 and Nos. 1 to 52 on Car Park Floor 5 in The Grand Panorama, 10 Robinson Road, Mid-Levels, Hong Kong	55,500,000	50	27,750,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
73.	Car Parking Space Nos. P020 and P021 on 2nd Floor, Connaught Garden, 155 Connaught Road West, Sai Ying Pun, Hong Kong	600,000	100	600,000
74.	Shopping arcades on the ground, first and second floors and 52 car parking spaces in Phase II of Belvedere Garden, and 19 car parking spaces in Phase III of Belvedere Garden, 620-625 Castle Peak Road, Tsuen Wan, New Territories	255,000,000	15	38,250,000
75.	Commercial portion and 17 car parking spaces in Belair Monte, 3 Ma Sik Road, Fanling, New Territories	138,900,000	8	11,112,000
76.	Car Parking Space Nos. P005 to P011 on Basement Floor, Lynwood Court, Kingswood Villas, 3 Tin Kwai Road, Tin Shui Wai, Yuen Long, New Territories	2,100,000	98.47	2,067,870

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
77.	Car Parking Space Nos. P001 to P028 on 1st Floor, Sherwood Court, 12-20 Kwai Sing Lane, Happy Valley, Hong Kong	8,400,000	100	8,400,000
			Sub total:	19,676,950,960

Group II – Property interests held by the Group in Hong Kong for future development

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
78.	Various agricultural lots in Demarcation District No. 11, Yuen Long, New Territories	242,500,000	100	242,500,000
79.	Various agricultural lots in Demarcation District No. 11, Yuen Long, New Territories	318,500,000	90	286,650,000
80.	Various agricultural lots in Demarcation District No. 36, Tai Po, New Territories	33,000,000	100	33,000,000
81.	Various agricultural lots in Demarcation District Nos. 92 and 95, Sheung Shui, New Territories	333,300,000	100	333,300,000

	Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
82.	An agricultural lot in Demarcation District No. 123, Yuen Long, New Territories	430,500,000	51.33	220,975,650
83.	Various agricultural lots in Demarcation District Nos. 103 and 109, Yuen Long, New Territories	31,700,000	100	31,700,000
84.	Various agricultural lots in Demarcation District No. 107, Yuen Long, New Territories	18,100,000	100	18,100,000
85.	Various agricultural lots in Demarcation District Nos. 106 and 113, Yuen Long, New Territories	51,200,000	100	51,200,000
86.	Various agricultural lots in Demarcation District No. 112, Yuen Long, New Territories	45,800,000	100	45,800,000
87.	Various agricultural lots in Demarcation District No. 106, Yuen Long, New Territories	86,200,000	100	86,200,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
88.	Various agricultural lots in Demarcation District No. 110, Yuen Long, New Territories	101,100,000	100	101,100,000
89.	Various agricultural lots in Demarcation District No. 116, Yuen Long, New Territories	700,000	70	490,000
90.	Various agricultural lots in Demarcation District No. 123, Yuen Long, New Territories	900,000	100	900,000
91.	Various agricultural lots in Demarcation District No. 131, Tuen Mun, New Territories	1,600,000	100	1,600,000
92.	Various agricultural lots in Demarcation District No. 133, Yuen Long, New Territories	2,000,000	100	2,000,000
93.	Various agricultural lots in Demarcation District No. 395, Tuen Mun, New Territories	700,000	100	700,000
94.	Various agricultural lots in Demarcation District No. 379, Tuen Mun, New Territories	1,400,000	100	1,400,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
95.	Various agricultural lots in Demarcation District No. 229, Sai Kung, New Territories	5,700,000	100	5,700,000
96.	Various agricultural lots in Demarcation District No. 137, Tuen Mun, New Territories	2,400,000	76	1,824,000
97.	Various building lots in Survey District No. 1, San Po Kong, Kowloon	106,300,000	100	106,300,000
			Sub total:	1,571,439,650

Group III – Property interests held by the Group in Hong Kong under development

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
98.	No. 1 Star Street, Wanchai, Hong Kong	164,000,000	100	164,000,000
99.	Various units in Manhattan Heights, 28 New Praya Kennedy Town, Kennedy Town, Hong Kong	1,376,000,000	100	1,376,000,000

	Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
100.	80-90 Des Voeux Road West, Sheung Wan, Hong Kong The Remaining Portions of Inland Lot Nos. 3999, 4000, 4001, 4002, 4003, 4004 and 4005.	254,000,000	100	254,000,000
101.	Harbourfront Landmark, Wan Hoi Street, Hunghom, Kowloon	3,260,000,000	50	1,630,000,000
102.	Peninsula Heights, 63 Broadcast Drive, Kowloon Tong, Kowloon	1,370,000,000	50	685,000,000
103.	University Court, 167-169 Boundary Street, Prince Edward, Kowloon	176,000,000	100	176,000,000
104.	Kowloon Inland Lot No. 11086, Junction of Austin Road and Canton Road, Kowloon	3,457,000,000	42.5	1,469,225,000
105.	New Kowloon Inland Lot No. 6277, Beacon Hill Road, Kowloon Tong, Kowloon	3,276,000,000	100	3,276,000,000

	Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
		HK$	*%*	*HK$*
106.	Kowloon Inland Lot No. 11107, Hoi Fan Road, West Kowloon Reclamation, Kowloon	1,342,000,000	100	1,342,000,000
107.	Sections A, B, C and the Remaining Portion of Kowloon Inland Lot No. 4013, Mok Cheong Street, Tokwawan, Kowloon	3,234,000,000	40	1,293,600,000
108.	Kwai Chung Town Lot No. 474, Lai King Hill Road, Kwai Chung, New Territories	1,237,000,000	50	618,500,000
109.	Villa Esplanada, Phase 3, Tsing Yi, New Territories	2,866,000,000	22.5	644,850,000
110.	Monte Vista, Phases 1 and 2, Ma On Shan, Shatin, New Territories	5,399,000,000	50	2,699,500,000
111.	Sheffield Villas, Hung Shui Kiu, New Territories	107,000,000	50	53,500,000

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
	HK$	*%*	*HK$*
112. Shatin Town Lot No. 461, On Chun Street, Ma On Shan, Shatin, New Territories	600,000,000	51	306,000,000
113. Tin Shui Wai Town Lot No. 27, Tin Shui Wai, Yuen Long, New Territories	629,000,000	60	377,400,000
114. Tsing Yi Town Lot No. 140, Tsing Yi, New Territories	1,870,000,000	30	561,000,000
		Sub total:	16,926,575,000

Group IV– Development rights held by the Group in Hong Kong

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
115. The Group's attributable interest in a property development project at Queen Street, Sheung Wan, Hong Kong		*Note (1)*	760,000,000
116. The interest Group's attributable in a property development project at Laguna Verde, (including kindergarten and 187 car parking spaces at Basements 1 and 2 in Phase 1, 769 car parking spaces in Phase 2, Phase 3, Phase 4, and Commercial and Carpark Complex) Hunghom, Kowloon		*Note (1)*	10,530,100,000

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
	HK$	*%*	*HK$*
117. The Group's attributable interest in a property development project at The Metropolis, Hunghom, Kowloon		*Note (1)*	1,502,000,000
118. The Group's attributable interest in a property development project at Tung Chung Town Lot No. 5, Tung Chung, Lantau Island, New Territories		*Note (1)*	3,391,000,000
119. The Group's attributable interest in a property development project at New Kowloon Inland Lot No. 6320, Cheung Sha Wan, Kowloon		*Note (1)*	2,279,000,000
		Sub total:	18,462,100,000

Group V – Property interests held by the Group in the PRC for investment or disposal

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
120. Units 601-611 on Level 6, Beijing Tower, 10 Dongchangan Street, Dongcheng District, Beijing	45,000,000	50	22,500,000
121. 106 houses in The Four Seasons Villas, 983 Huamu Road, Pudong New District, Shanghai	517,000,000	50	258,500,000

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
	HK$	*%*	*HK$*
122. The whole of Block A, 56 units in Block B and 79 car parks, Cheung Fat Gardens, 28 Lane 290, Pan Yu Lu, Changning District, Shanghai	206,000,000	50	103,000,000
123. The Commercial Podium and Office Tower of Chongqing Metropolitan Plaza, 68 Zhourong Road, Yuzhong District, Chongqing	1,913,000,000	50	956,500,000
124. Unsold units in Phase I, Pacific Plaza, Lots A-11, 12, 13, 14, Qingdao Dongbu Development Area, Qingdao, Shandong Province	70,000,000	30	21,000,000
125. Unsold units in Phase II.1, Pacific Plaza, Lots A-11, 12, 13, 14, Qingdao Dongbu Development Area, Qingdao, Shandong Province	43,000,000	15.3	6,579,000

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
	HK$	*%*	*HK$*
126. 53 unsold villas in Phase 1.1 and 1.2 of Laguna Verona, situated in Hwang Gang Lake Composite Development, Houjie Town, Dongguan, Guangdong Province	45,000,000	46.27	20,821,500
		Sub total:	1,388,900,500

Group VI – Property interests held by the Group in the PRC under development

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
127. Sheraton Shenyang Lido Hotel, 386 Qingnian Avenue, Heping District, Shenyang, Liaoning Province	325,000,000	70	227,500,000
128. Phases II to V, Four Seasons, Huamu, Pudong New District, Shanghai	260,000,000	50	130,000,000
129. Sheraton Chengdu Lido Hotel, 15 Renmin Central Road Section 1 (formerly known as 11-29 Renmin Central Road and 47-78 Dongyuheyuan Street), Qingyang District, Chengdu, Sichuan Province	253,000,000	70	177,100,000

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
	HK$	*%*	*HK$*
130. Phase II.2, Pacific Plaza, Lots A-11, 12, 13, 14, Qingdao Dongbu Development Area, Qingdao, Shandong Province	24,000,000	15.3	3,672,000
131. Phases I and II of Fang 1 and Phase I of Fang 3A, San Fang Qi Xiang Project, Gulou District, Fuzhou, Fujian Province	358,000,000	89	318,620,000
132. Phase I, Le Parc, Futian District, Shenzhen, Guangdong Province	323,000,000	50	161,500,000
		Sub total:	1,018,392,000

Group VII – Property interests held by the Group in the PRC for future development

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
133. Site 2, Huasi Lu, Huamu, Pudong New District, Shanghai	303,000,000	31	93,930,000
134. Walton Plaza, Phases II & III, Xuhui District, Shanghai	293,000,000	39.2	114,856,000

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
	HK$	*%*	*HK$*
135. Phases 1.3 and 1.4 of Laguna Verona, situated in Hwang Gang Lake Composite Development, Houjie Town, Dongguan, Guangdong Province	144,000,000	46.27	66,628,800
136. Phases 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 of Laguna Verona, having a total site area of approximately 2, 776, 716 sq.m., situated in Hwang Gang Lake Composite Development, Houjie Town, Dongguan, Guangdong Province	420,000,000	46.27	194,334,000
137. Tangjiawan, Zhuhai, Guangdong Province	217,000,000	50	108,500,000
138. Lot G, Huangsha Metro Station, Liwan District, Guangzhou, Guangdong Province	292,000,000	50	146,000,000
139. Phases II to IV, Le Parc, Futian District, Shenzhen, Guangdong Province	445,000,000	50	222,500,000

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
	HK$	*%*	*HK$*
140. Sites in Xuedairenzhuang Village, Tianzhu Town, Shunyi District, Beijing	1,365,000,000	35	477,750,000
		Sub total:	1,424,498,800

Group VIII – Property interests held by the Group in the PRC for operation

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
141. Harbour Plaza Chongqing Hotel, Wuyi Road, Yuzhong District, Chongqing	312,000,000	49	152,880,000
142. Harbour Plaza Golf Club situated in Hwang Gang Lake Composite Development, Houjie Town, Dongguan, Guangdong Province	265,000,000	42.21	111,856,500
		Sub total:	264,736,500

Property interest	Capital value in existing state as at 31st March, 2000	The Group's interest	Capital value in existing state as at 31st March, 2000 attributable to the Group
	HK$	*%*	*HK$*
Group IX – Operating/Development rights held by Group in the PRC			
143. The Group's attributable interest in Westgate Mall, 1038 Nanjing West Road, Jingan District, Shanghai		*Note (2)*	370,573,955
144. The Group's attributable interest in Oriental Plaza, 1-31 Dongchangan Street, Dongcheng District, Beijing		*Note (2)*	2,830,000,000
145. The Group's attributable interest in Holiday Inn Lido Hotel, Jiangtai Road, Chaoyang District, Beijing		*Note (2)*	746,000,000
		Sub total:	3,946,573,955
Group X – Property interests held by the Group in Singapore			
146. Lots 601W and 874P Town Subdivision 27 at Cairnhill Circle, Singapore	1,718,310,000 (S$381,000,000)	50	859,155,000
147. Lots 8752W Mukim 27 (URA Land Parcel@ Bayshore Road) Singapore 1646	2,773,650,000 (S$615,000,000)	24	665,676,000
		Sub total:	1,524,831,000

Property interest	Capital value in existing state as at 31st March, 2000 *HK$*	The Group's interest *%*	Capital value in existing state as at 31st March, 2000 attributable to the Group *HK$*
Group XI – Property interests held by the Group in The United Kingdom			
148. Belgravia Place, Graham Terrace, Belgravia, London SW1, United Kingdom	483,795,000 (£39,000,000)	42.5	205,612,875
149. Montevetro, Battersea Church Road, London SW11, United Kingdom	769,110,000 (£62,000,000)	22.5	173,049,750
150. Albion and Bridge Wharves, Wandsworth, London, United Kingdom	384,555,000 (£31,000,000)	45	173,049,750
151. 10 Regent Court (Royal Gate) and 14 car parking spaces, Wrights Lane, Kensington, London W8, United Kingdom	24,810,000 (£2,000,000)	28	6,946,800
		Sub total	558,659,175
		Grand Total	66,763,657,540

Notes:

1. Joint venture

2. In arriving at our opinion of value of the interest held by the Group in the property, we have taken into account the terms and conditions stipulated in the contract for incorporation of the co-operative joint venture company, in which the development and operation rights of the property are vested, in particular respect of the profit sharing arrangements between the relevant joint venture parties.

Group I – Property interests held by the Group in Hong Kong for investment or disposal

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
1.	Trendy Centre, 682-684 Castle Peak Road, Lai Chi Kok, Kowloon New Kowloon Inland Lot No. 6224	The property comprises a 30-storey industrial/office development completed in 1998. The total gross floor area of the property is approximately 16,119.57 sq.m. (173,511 sq.ft.). In addition, there are a total of 79 car parking spaces. The property is held from the Government for a term commencing from 24th July, 1996 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	A total gross floor area of 14,855.63 sq.m. (159,906 sq.ft.) is subject to various tenancies with the latest expiring in March, 2003 at a total rent of about HK$1,866,380 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$344,890.	HK$351,700,000 (25% interest attributable to the Group: HK$87,925,000)

Note: The registered owner of the property is Shandah Garment Factory Limited and the Group holds 25% attributable interest in the property through a joint venture with the registered owner.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
2.	3rd Floor, 42C Macdonnell Road, Mid-Levels, Hong Kong 1/5th share of and in Sub-section 3 of Section A of Inland Lot No. 1388	The property comprises a residential unit in a residential development completed in the 1950's. The gross floor area of the property is approximately 109.62 sq.m. (1,180 sq.ft.). The property is held from the Government for a term of 999 years commencing from 26th October, 1896. The Government rent payable for Sub-section 3 of Section A of Inland Lot No. 1388 is HK$20 per annum.	The property is subject to a tenancy expiring in August, 2004 at a rent of HK$15,000 per month.	HK$4,100,000

Note: The registered owner of the property is Cheuk Kin Investment Company Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
3.	Shop Nos. 44, 85, 86, 87, 88, 89, 90, 91, 92 and 93 on 1st Floor of the commercial complex, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong 263/227600th shares of and in Inland Lot No. 8423	The property comprises 10 shop units on the 1st floor of a 4-storey commercial podium in Admiralty Centre erected above the Admiralty Mass Transit Railway Station. The development was completed in 1980. The total gross floor area of the property is approximately 392.42 sq.m. (4,224 sq.ft.). The property is held from the Government for a term of 75 years commencing from 18th August, 1978 renewable for a further term of 75 years. The Government rent payable for Inland Lot No. 8423 is HK$1,000 per annum.	The property is subject to a tenancy expiring in December, 2000 at a rent of HK$245,000 per month.	HK$39,000,000 (50% interest attributable to the Group: HK$19,500,000)

Note: The registered owner of the property is Mass Transit Railway Corporation and the Group holds 50% attributable interest in the property through a joint venture with the registered owner.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
4.	Various units and 22 car parking spaces in New Treasure Centre, 10 Ng Fong Street, San Po Kong, Kowloon Portion of New Kowloon Inland Lot No. 4864	The property comprises various industrial/office units and 22 car parking spaces in an industrial/office development completed in 1995. The total gross floor area of the property is approximately 8,500.28 sq.m. (91,497 sq.ft.). The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The industrial/office units are subject to various tenancies with the latest expiring in February, 2003 at a total rent of HK$623,607 per month. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in February, 2000 was HK$124,121.	HK$118,500,000

Note: The registered owner of the property is Haskins Investments Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
5.	Various light boxes and advertising spaces at Yue Man Centre, 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon Portion of Kun Tong Inland Lot No. 115	The property comprises various light boxes and advertising spaces in a composite development completed in 1987. The property is held from the Government for a term of 21 years commencing from 1st July, 1955 renewed for a further term of 21 years and has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to various tenancies with the latest expiring in January, 2001 at a total rent of HK$63,200 per month.	HK$3,800,000 (70% interest attributable to the Group: HK$2,660,000)

Note: The registered owner of the property is Nanyang Cotton Mill Limited and the Group holds 70% attributable interest in the property through a joint venture with the registered owner.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
6.	Factory Unit 14 on 4th Floor, Space Nos. 1 and 2 of the roof, Car Parking Space No. P58 on 1st Floor and Car Parking Space Nos. P56 and L41 on 2nd Floor, Vanta Industrial Centre, 21-33 Tai Lin Pai Road, Kwai Chung, New Territories Portion of the Remaining Portion of Lot No. 696 in Demarcation District No. 445	The property comprises an industrial unit, roofs, one lorry parking space and 2 private car parking spaces in an industrial development completed in 1988. The total gross floor area of the property is approximately 1,541.25 sq.m. (16,590 sq.ft.), excluding the parking spaces. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time of the property per annum.	The property (except the car parking spaces) is subject to a tenancy expiring in December, 2001 at a rent of HK$48,656 per month. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$6,700.	HK$8,200,000

Note: The registered owner of the property is Haynes Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
7.	Lorry Parking Spaces 1 and 2 on Ground Floor Level of Podium B, Julimount Garden, 1-5 Hin Tai Street, Shatin, New Territories 30/31512th shares of and in the Remaining Portion of Sha Tin Town Lot No. 167	The property comprises 2 lorry parking spaces in a residential development completed in 1987. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 and has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time of the property per annum.	The property is vacant.	HK$600,000 (60% interest attributable to the Group: HK$360,000)

Note: The registered owner of the property is Julimount Limited in which the Group holds 60% attributable interest .

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
8.	Various workshop units, 7 private car parking spaces and 2 lorry parking spaces,Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon Portion of Sections F and H of Kowloon Marine Lot No. 113	The property comprises various workshop units, 7 private car parking spaces and 2 lorry parking spaces in an industrial development completed in 1989. The total gross floor area of the property is approximately 3,200.39 sq.m. (34,449 sq.ft.), excluding the parking spaces. The property is held from the Government for terms of 75 years commencing from 15th September, 1972. The Government rent payable for the Remaining Portion of Kowloon Marine Lot No. 113 is HK$18,426 per annum.	A total gross floor area of approximately 2,219.90 sq.m. (23,895 sq.ft.). The property is subject to various tenancies with the latest expiring in January, 2003 at a total rent of HK$140,208 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$31,485.	HK$30,300,000

Notes:

(1) The registered owner of the property is Green Island Cement Company, Limited.

(2) The property is subject to an agreement for sale and purchase in favour of Maranta Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
9.	Units 1 to 3 and 5 to 8 on 16th Floor, Wayland House, 55 Shek Pai Wan Road, Aberdeen, Hong Kong 251/7000th shares of and in Aberdeen Inland Lot Nos. 202, 203 and 204	The property comprises the whole of the 16th floor of a commercial development completed in 1996. The total gross floor area of the property is approximately 232.44 sq.m. (2,502 sq.ft.). The property is held from the Government for terms of 999 years commencing from 13th December, 1888. The total Government rent payable for Aberdeen Inland Lot Nos. 202, 203 and 204 is HK$14 per annum.	A total gross floor area of approximately 199.09 sq.m. (2,143 sq.ft.) is subject to various tenancies with the latest expiring in January, 2002 at a total rent of HK$28,700 per month. The remainder of the property is vacant.	HK$3,900,000

Notes:

(1) The registered owner of the property is Springrun Limited.

(2) The property is subject to an agreement for sale and purchase in favour of Maranta Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
10.	Roof Nos. 2, 3 and 4, Hong Man Industrial Centre, 2 Hong Man Street, Chai Wan, Hong Kong 3/8370th shares of and in Chai Wan Inland Lot No. 125	The property comprises 3 top roof areas in an industrial development completed in 1986. The total roof area is approximately 78.32 sq.m. (843 sq.ft.). The property is held from the Government for a term of 75 years commencing from 18th April, 1984 renewable for a further term of 75 years. The Government rent payable for Chai Wan Inland Lot No. 125 is HK$1,000 per annum.	The property is subject to various tenancies with the latest expiring in July, 2001 at a total rent of HK$25,000 per month. The remainder of the property is vacant.	HK$400,000

Note: The registered owner of the property is Sprado Company Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
11.	Unit No. 101A on Basement Floor, Hunghom Commercial Centre, 37-39 Ma Tau Wai Road, Hung Hom, Kowloon 1/12841st share of and in the Remaining Portion of Section O of Kowloon Marine Lot No. 40	The property comprises a shop unit in a commercial development completed in 1983. The gross floor area of the property is approximately 9.20 sq.m. (99 sq.ft.). The property is held from the Government for a term of 75 years commencing from 15th September, 1897. The Government rent payable for the Remaining Portion of Kowloon Marine Lot No. 40 is HK$185,292 per annum.	The property is subject to a tenancy expiring in June, 2000 at a rent of HK$600 per month.	HK$100,000

Note: The registered owner of the property is Thorogood Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
12.	Flat A on 26th Floor and Flats B on 21st and 28th Floors of Tower 1, Flat B on 21st Floor of Tower 2 and Flat D on 23rd Floor of Tower 3, and 97 carparks on Lower Ground and Upper Ground Floors, Robinson Heights, 8 Robinson Road, Mid-Levels, Hong Kong Portion of Sub-section 1 of Section D of Inland Lot No. 59 and Sections A and B and the Remaining Portion of Inland Lot No. 579	The property comprises 5 residential units and 97 car parking spaces in a residential development completed in 1989. The total gross floor area of the property is approximately 464.51 sq.m. (5,000 sq.ft.), excluding the car parking spaces. The property is held from the Government for terms of 999 years commencing from 12th December, 1845 and 8th March, 1858 for Inland Lot No. 59 and Inland Lot No. 579 respectively. The Government rents payable for Inland Lot No. 59 and Inland Lot No. 579 are HK$180 per annum and 9 pounds 7 s. respectively.	A total gross floor area of approximately 201.97 sq.m. (2,174 sq.ft.) is subject to various tenancies with the latest expiring in January, 2002 at a total rent of HK$56,000 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$637,401.	HK$73,500,000

Note: The registered owner of the property is Thorogood Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
13.	Lorry Parking Spaces L1 and L2 on Ground Floor, Wang Lung Industrial Building, 48-56 Wang Lung Street, Tsuen Wan, New Territories 36/17671st shares of and in Tsuen Wan Town Lot No. 125	The property comprises 2 lorry parking spaces in an industrial development completed in 1989. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy expiring in December, 2000 at a rent of HK$6,200 per month.	HK$700,000

Note: The registered owner of the property is Thorogood Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
14.	Car Parking Space Nos. L41, L42, L43, L44, L52, L53, L54 and L55 on Ground Floor at 760-762 Cheung Sha Wan Road, and Car Parking Space Nos. L1 and L2 on 4th Floor and Car Parking Space No. P14 on 4th Floor at 481 Castle Peak Road, Cheung Sha Wan, Kowloon Portions of the Remaining Portion and Section C of New Kowloon Inland Lot No. 3516	The property comprises 10 lorry parking spaces and 1 private car parking space in two industrial developments completed in 1989. The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to various tenancies with the latest expiring in January, 2001 at a total rent of HK$45,887 per month.	HK$5,500,000

Note: The registered owner of the property is Thorogood Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
15.	Portion of shopping arcade and 34 private car parking spaces in Tsing Yi Garden, Tsing Yi, New Territories Portion of Tsing Yi Town Lot No. 101	The property comprises portion of a shopping arcade and 34 private car parking spaces in a residential complex development completed in 1986. The total gross floor area of the property is approximately 7,324.04 sq.m. (78,836 sq.ft.), excluding the car parking spaces. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	A total gross floor area of 6,628.86 sq.m. (71,353 sq.ft.) is subject to various tenancies with the latest expiring in January, 2003 at a total rent of HK$1,484,305 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in February, 2000 was HK$62,845.4.	HK$205,500,000 (70% interest attributable to the Group: HK$143,850,000)

Note: The registered owner of the property is Tsing-Yi Realty, Limited in which the Group holds 70% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
16.	Portions of Ground Floor, Podium Block and 143 car parking spaces in Locwood Court, Kingswood Villas, Tin Shui Wai, Yuen Long, New Territories Portion of the Remaining Portion of Tin Shui Wai Town Lot No. 1	The property comprises part of the shopping centre and 143 car parking spaces in a residential complex development completed in 1992. The total gross floor area of the property is approximately 650.97 sq.m. (7,007 sq.ft.), excluding the car parking spaces. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy expiring in June, 2001 at a total rent of HK$325,000 per month. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$263,459.	HK$67,500,000 (98.47% interest attributable to the Group: HK$66,467,250)

Note: The registered owner of the property is Tin Shui Wai Development Limited in which the Group holds 98.47% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
17.	Kindergarten premises and 5 kindergarten car parking spaces (Nos. K1 to K5) and 2 kindergarten loading and unloading bays, and Car Parking Space Nos. P113, P119 and P120 on Lower Ground Floor, Sherwood Court, Kingswood Villas, 3 Tin Wu Road, Tin Shui Wai, Yuen Long, New Territories Portion of the Remaining Portion of Tin Shui Wai Town Lot No. 2	The property comprises the kindergarten premises, 5 car parking spaces and 2 loading and unloading bays and 3 additional car parking spaces in a residential complex development completed in 1993. The total gross floor area of the property is approximately 1,841.79 sq.m. (19,825 sq.ft.) plus roof area of 654.59 sq.m. (7,046 sq.ft.), excluding the car parking spaces and loading and unloading bays. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy expiring in August, 2001 at a total rent of HK$268,000 per month.	HK$27,500,000 (98.47% interest attributable to the Group: HK$27,079,250)

Note: The registered owner of the property is Tin Shui Wai Development Limited in which the Group holds 98.47% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
18.	Kindergarten and 7 open commercial car parking spaces on Ground Floor, Chestwood Court, Kingswood Villas, 8 Tin Shui Road, Tin Shui Wai, Yuen Long, New Territories Portion of the Remaining Portion of Tin Shui Wai Town Lot No. 3	The property comprises a kindergarten and 7 open car parking spaces in a residential development completed in 1993. The total gross floor area of the property is approximately 1,060.11 sq.m. (11,411 sq.ft.), excluding the car parking spaces. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy expiring in May, 2001 at a total rent of HK$145,000 per month. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$9,800.	HK$16,900,000 (98.47% interest attributable to the Group: HK$16,641,430)

Note: The registered owner of the property is Tin Shui Wai Development Limited in which the Group holds 98.47% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
19.	Kindergartens A and B and 143 car parking spaces, Maywood Court, Kingswood Villas, 9 Tin Lung Road, Tin Shui Wai, Yuen Long, New Territories Portion of Tin Shui Wai Town Lot No. 6	The property comprises 2 kindergartens and 143 car parking spaces in a residential complex development completed in 1997. The total gross floor area of the property is approximately 3,805.83 sq.m. (40,966 sq.ft.), excluding the car parking spaces. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to 2 tenancies both expiring in August, 2002 at a total rent of HK$200,000 per month. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$188,996.	HK$96,100,000 (98.47% interest attributable to the Group: HK$94,629,670)

Note: The registered owner of the property is Tin Shui Wai Development Limited in which the Group holds 98.47% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
20.	Kindergarten premises and Car Park Nos. 1 to 12 on Basement, Kenswood Court, Kingswood Villas, 2 Tin Lung Road, Tin Shui Wai, Yuen Long, New Territories Portion of the Remaining Portion of Tin Shui Wai Town Lot No. 7	The property comprises the kindergarten premises and 12 car parking spaces in a residential complex development completed in 1994. The gross floor area of the property is approximately 3,813.55 sq.m. (41,049 sq.ft.), excluding all the car parking spaces and loading and unloading bays. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy expiring in August, 2002 at a total rent of HK$265,000 per month. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in February, 2000 was HK$31,904.	HK$56,900,000 (98.47% interest attributable to the Group: HK$56,029,430)

Note: The registered owner of the property is Tin Shui Wai Development Limited in which the Group holds 98.47% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
21.	Commercial Podium (excluding Market Stalls Nos. 1-40 on Level 1, Unit Nos. 327 and 328 on Level 3 and the whole of Level 7), Jubilee Garden, 2-18 Lok King Street, Fo Tan, Shatin, New Territories Portion of Sha Tin Town Lot No. 87	The property comprises most part of the commercial podium in a residential complex development completed in 1986. The total gross floor area of the property is approximately 12,762.91 sq.m. (137,380 sq.ft.). The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	A total gross floor area of approximately 9,806.76 sq.m. (105,560 sq.ft.) is subject to various tenancies with the latest expiring in July, 2004 at a total rent of HK$990,942 per month. The remainder of the property is vacant.	HK$171,600,000 (68.5% interest attributable to the Group: HK$117,546,000)

Note: The registered owner of the property is Yee Pang Realty Limited in which the Group holds 68.5% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
22.	Flat B on 39th Floor, Broadview Villa, 20 Broadwood Road, Happy Valley, Hong Kong Portion of Inland Lot No. 8812	The property comprises a residential unit on the 39th floor of a residential development completed in 1995. The gross floor area of the property is approximately 291.16 sq.m. (3,134 sq.ft.). The property is held from the Government for a term commencing from 19th July, 1991 and expiring on 30th June, 2047. The Government rent payable for the property is HK$22,680 per annum.	The property is subject to a tenancy expiring in March, 2002 at a total rent of HK$72,920 per month.	HK$26,600,000

Note: The registered owner of the property is Hillwin Investment Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
23.	Flat A on 39th Floor, Broadview Villa, 20 Broadwood Road, Happy Valley, Hong Kong Portion of Inland Lot No. 8812	The property comprises a residential unit on the 39th floor of a residential development completed in 1995. The gross floor area of the property is approximately 291.16 sq.m. (3,134 sq.ft.). The property is held from the Government for a term commencing from 19th July, 1991 and expiring on 30th June, 2047. The Government rent payable for the property is HK$22,680 per annum.	The property is subject to a tenancy expiring in March, 2002 at a total rent of HK$72,920 per month.	HK$26,600,000

Note: The registered owner of the property is Wingchem International Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
24.	Kindergarten, Vista Paradiso (Phase 1), 2 Hang Ming Street, Ma On Shan, Shatin, New Territories 693/181797th shares of and in Sha Tin Town Lot No. 338	The property comprises a kindergarten in a residential complex development completed in 1998. The gross floor area of the property is approximately 692.49 sq.m. (7,454 sq.ft.). The property is held from the Government for a term commencing from 25th March, 1993 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy expiring in July, 2002 at a rent of HK$250,000 per month.	HK$11,100,000 (50% interest attributable to the Group: HK$5,550,000)

Note: The registered owner of the property is Concord Property Development Limited in which the Group holds 50% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
25.	Kindergarten in Site A and 334 car parking spaces, 10 and 12 Laguna Street, Laguna City, Lam Tin, Kowloon Portion of New Kowloon Inland Lot No. 6055	The property comprises a kindergarten and 334 car parking spaces in a residential complex development completed in 1994. The gross floor area of the property is approximately 1,379.97 sq.m. (14,854 sq.ft.), excluding the car parking spaces. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy expiring in March, 2001 at a total rent of HK$213,900 per month. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in January, 2000 was HK$448,763.	HK$155,800,000 (50% interest attributable to the Group: HK$77,900,000)

Note: The registered owner of the property is Ranon Limited in which the Group holds 50% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
26.	Car Park Nos. P1, P2, P5, P6, P8, P9, P12 to P14 and P18 to P26 on Lower Basement and Car Park Nos. P2 to P12, P14 to P17, P21, P23, P26, P30 and P40 to P44 on Upper Basement, Concordia Plaza, 1 Science Museum Road, Tsim Sha Tsui, Kowloon Portion of Kowloon Inland Lot No. 10999	The property comprises 42 car parking spaces in a commercial development completed in 1994. The property is held from the Government for a term commencing from 15th January, 1992 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is let on monthly or hourly basis. The total income of the property in March, 2000 is HK$110,000.	HK$27,300,000 (50% interest attributable to the Group: HK$13,650,000)

Note: The registered owner of the property is Terrific Investment Limited in which the Group holds 50% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
27.	Car Park Nos. P8 to P12 and P20 to P23 on Ground Floor, Hong Wah Mansion, 18 Nam Hong Street, Shau Kei Wan, Hong Kong Portion of Shau Kei Wan Inland Lot No. 797	The property comprises 9 car parking spaces in a composite development completed in 1985. The property is held from the Government for a term of 75 years commencing from 1st December, 1923 renewed for a further term of 75 years. The Government rent payable for the property is HK$5,866 per annum.	The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$23,534.	HK$2,500,000

Note: The registered owner of the property is Dah Chung Industrial Company Limited. The Group holds 100% attributable interest in the property through a joint venture with the owner.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
28.	Car Parking Space Nos. 2 to 5, 7 to 11, 14 and 17 to 20 on 5th Basement, Ronsdale Garden, 25 Tai Hang Drive, Tai Hang, Hong Kong 14/5379th shares of and in the Remaining Portion of Inland Lot No. 5710 and the Extension thereto	The property comprises 14 car parking spaces in a residential development completed in 1986. The property is held from the Government for a term of 75 years commencing from 13th November, 1939 renewable for a further term of 75 years. The Government rent payable for Inland Lot No. 5710 is HK$1,000 per annum.	9 car parking spaces are subject to various tenancies with the latest expiring in August, 2000 at a total rent of HK$18,900 per month. The remainder of the property is vacant.	HK$4,200,000

Note: The registered owner of the property is Grayhill Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
29.	4 car parking spaces in Phase 3, Laguna City, Lam Tin, Kowloon Portion of New Kowloon Inland Lot No. 6055	The property comprises 4 car parking spaces in a residential complex development completed in 1994. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in January, 2000 was HK$14,000.	HK$1,600,000

Note: The registered owner of the property is Kin On Development Company Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
30.	The whole of Level 3, Car Park Spaces 9, 10, 97 and 98 on Level 1, Car Park Spaces 20-55, 60-83, 83A and 84-91 on Level 2, Bicycle Parking Areas on Levels 1 and 2, Waldorf Garden, 1 Tuen Lee Street, Tuen Mun, New Territories Portion of Tuen Mun Town Lot No. 194	The property comprises all the shop units on level 3, 73 car parking spaces and bicycle parking areas on levels 1 and 2 of a 4-storey commercial/car parking/garden podium in a residential complex development completed in 1982. The total gross floor area of the property is approximately 7,510.41 sq.m. (80,842 sq.ft.), excluding all car parking spaces and bicycle parking areas. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to various tenancies. The total rental income for the period from January to March, 2000 was about HK$5,380,000. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces for the period from January to March, 2000 was about HK$310,000.	HK$210,000,000 (25% interest attributable to the Group: HK$52,500,000)

Note: The registered owner of the property is Waldorf Realty Limited in which the Group holds 25% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
31.	Various shops and office units of Ngan Shing Commercial Centre and City One Plaza, the wet market, various kindergartens, shops and non-domestic units on ground floors of various residential blocks, 314 car parking spaces of Ngan Shing Commercial Centre, 671 car parking spaces of City One Plaza and 1 car parking space on 1st Floor of Blocks 34 to 36, City One Shatin, Shatin, New Territories Portions of the Remaining Portion of Section A, Section B, Section C and Section L of Sha Tin Town Lot No. 1	**Ngan Shing Commercial Centre** The property comprises all shop and office units of a commercial/car parking complex with a total gross floor area of approximately 14,328.50 sq.m. (154,232 sq.ft.) together with 314 car parking spaces. **City One Plaza** The property comprises all shop units, counters, a cinema and a restaurant of a commercial complex with a total gross floor area of approximately 18,247.77 sq.m. (196,419 sq.ft.) together with 671 car parking spaces. **Wet Market** The property comprises all stalls within a wet market on ground floor of Blocks 34 to 36 with a total gross floor area of approximately 2,557.79 sq.m. (27,532 sq.ft.).	The property is subject to various tenancies. The total rental income for the period from January to March, 2000 was about HK$128,260,000.	HK$2,565,000,000 (25% interest attributable to the Group: HK$641,250,000)

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
	Other shops and car park The property comprises various shops and commercial units scattered on ground floors of various residential towers with a total gross floor area of approximately 3,371.05 sq.m. (36,286 sq.ft.). In addition, the property comprises a car parking space on 1st floor of the common podium of Blocks 34 to 36. The property was completed in various stages between 1981 and 1988. The total gross floor area of the property, excluding the parking spaces, is approximately 38,505.11 sq.m. (414,469 sq.ft.). The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.		

Note: The registered owners of the property are Paramatta Investment Company Limited and Maxon Investment Limited in which the Group holds 25% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
32.	Car Parks Nos. 1 to 33 on First Floor, Nos. 34 to 67 on Second Floor, Nos. 68 to 101 on Third Floor, Nos. 102 to 136 on Fourth Floor and Nos. 137 to 200 on Fifth Floor, Sherwood Court, 12-20 Kwai Sing Lane, Happy Valley, Hong Kong	The property comprises 200 public car parks on the first to fifth floors of Sherwood Court which is a residential development completed in 1989. The development consists of two residential tower blocks (one with 20 storeys and the other with 17 storeys) erected over a 6–level podium which accommodates five storeys of car parks plus several community centres on ground floor. Portion of the property on 5th floor are open car parks.	The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$248,063.	HK$46,000,000
	1800/20098th shares of and in Inland Lot No. 8601	The property is held from the Government for a term of 75 years commencing from 26th April, 1985 renewable for a further term of 75 years. The Government rent payable for the lot is HK$1,000 per annum.		

Note: The registered owner of the property is Haynes Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
33.	Shop Nos. 1001 to 1014 and 1019 to 1043 on 1st Floor, United Centre, 95 Queensway, Central, Hong Kong. 4070/74554th shares of and in Inland Lot No. 8469	The property comprises 39 shop units on the first floor of a 37-storey commercial building. The ground floor to the sixth floor of the building are used for commercial purpose. The seventh floor is used for car parking purpose while the remaining upper floors are used for office purpose except that the 20th floor and the 36th floor which are used for accommodation of refuge area, air-conditioning machine room, gondola, pump room, sprinkler tank etc.. The building was completed in about 1981. The total gross floor area of the property is approximately 3,508.73 sq.m. (37,768 sq.ft.). The property is held from the Government for a term of 75 years from 4th August, 1978 renewable for a further term of 75 years. The Government rent payable for the lot is HK$1,000 per annum.	The property is subject to a tenancy for a term expiring in April, 2002 at a rent of HK$1,361,368 per month.	HK$192,000,000

Note: The registered owner of the property is Pofield Investments Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
34.	CEF Lend Lease Plaza, 663 King's Road, North Point, Hong Kong Inland Lot No. 8885	The property comprises a 30-storey (including the two basement levels) commercial building completed in 1999. In addition, the property provides 43 car parks on the first and second basements of the building. The total gross floor area of the property (excluding the car parking spaces) is approximately 20,248.51 sq.m. (217,955 sq.ft.). The property is held from the Government for a term commencing from 24th January, 1996 and expiring on 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	The property is subject to various tenancies with the latest expiring in June, 2006 at a total rent of about HK$2,534,275 per month. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$114,560.	HK$690,000,000 (60.92% interest attributable to the Group: HK$420,348,000)

Note: The registered owners of the property are Conestoga Limited and Randash Investment Limited in which the Group holds 60.92% attributable interest, with them holding the property as tenants in common.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
35.	Car Parks Nos. 1 to 12, 53 to 59 and 65 to 78 on Fifth Floor together with adjoining spaces, if any, Shun Tak Centre, 168-200 Connaught Road Central, Central, Hong Kong 132/33888th shares of and in Inland Lot No. 8517	The property comprises 33 car parks on the fifth floor of Shun Tak Centre which is a commercial complex comprising two office blocks built over 6-storey commercial/car parking podium completed in about 1986. Although as designated on the registered floor plan, the property consists of 33 car parks, it was observed upon site inspection that in fact these car parks were sub-divided into about some 50 car parking spaces. The property is held from the Government for a term of 75 years commencing from 31st December, 1980 renewable for a further term of 75 years. The Government rent payable for the lot is HK$1,000 per annum.	The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$789,849.	HK$55,000,000 (54.05% interest attributable to the Group: HK$29,727,500)

Notes:

(1) The registered owner of the property is Shun Tak Centre Limited.

(2) The property is subject to an agreement for sale and purchase and a supplemental agreement both in favour of Granlai Company Limited in which the Group holds 54.05% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
36.	9th to 12th Floors and 15th Floor, Wayland House, 55 Shek Pai Wan Road, Aberdeen, Hong Kong 1255/7000th shares of and in Aberdeen Inland Lot Nos. 202, 203 and 204	The property comprises a total of 35 office units on five floors of a 27-storey commercial building completed in late 1996. The total gross floor area of the property is approximately 1,162.21 sq.m. (12,510 sq.ft.). The property is held from the Government for terms of 999 years commencing from 13th December, 1888. The total Government rent payable for Aberdeen Inland Lot Nos. 202, 203 and 204 is HK$14 per annum.	The property is subject to two tenancies with the latest expiring in December, 2001 at a total rent of HK$146,000 per month.	HK$19,000,000

Notes:

(1) The registered owner of the property is Springrun Limited.

(2) The property is subject to an agreement for sale and purchase in favour of Pine Fragrance Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
37.	Portions (including 402 car parking spaces) of The Center, 99 Queen's Road Central, Central, Hong Kong Portion of Inland Lot No. 8827	The property comprises 402 car parking spaces on the basement 1 to basement 3, whole of the 1st floor (the entrance hall floor), the 19th to 59th floors, 61st to 72nd floors and 75th to 79th floors together with the display spaces at the upper ground floor, entrance hall floor, 6th floor, 42nd floor and top roof level of a 73-storey (including the three basement levels) commercial/office building completed in June 1998. The total gross floor area of the property (excluding the car parking spaces and the display spaces) is approximately as follows:–	A total gross floor area of 100,909.42 sq.m. (1,086,189 sq.ft.) is subject to various tenancies with the latest expiring in June, 2007 at a total rent of HK$32,724,650 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$2,215,986.	HK$8,744,000,000

Floor	Uses	Approximate Gross Floor Area sq.m.	sq.ft.
1st	Shops	1,269.97	13,670
19th-59th, 61st-72nd & 75th-79th (excluding 40th, 41st, 70th & 71st floors which are mechanical floors and 42nd floor)	Offices	110,790.69	1,192,551
42nd	Restaurant/ Office	1,774.34	19,099
		113,835.00	1,225,320

The property is held from the Government for a term commencing from 24th November, 1995 and expiring on 30th June, 2047.

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
	The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.		

Notes:

(1) The registered owner of the display spaces located at upper ground floor, entrance hall floor, 6th floor, 42nd floor and top roof level is The Center (Display Spaces) Limited which is wholly owned by the Group whilst the registered owner of the remainder of the property is Land Development Corporation.

(2) The property is subject to various agreements for sale and purchase in favour of various subsidiaries of the Company

(3) 79th floor of The Center is subject to an agreement for sub-sale and sub-purchase in favour of Timeless Software Limited for a consideration of HK$178,375,500. Our valuation has included such consideration.

(4) There are no 2nd to 5th, 13th, 14th, 24th, 34th, 44th, 54th, 64th and 74th floors designated within the building whilst the 7th, 8th, 40th, 41st, 70th and 71st floors of the building are mechanical floors.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
38.	121 car parking spaces on the Third, Fourth and Fifth floors, North Point Centre, 278-288 King's Road, North Point, Hong Kong 121/3708th shares of and in Inland Lot No. 8267	The property comprises 121 car parking spaces on the third, fourth and fifth floors of a 28-storey composite building completed in about 1974. The property is held from the Government for a term of 75 years commencing from 25th April, 1972 renewable for a further term of 75 years. The Government rent payable for the lot is HK$1,168 per annum.	The property is subject to a tenancy expiring in March, 2000 at a rent of HK$350,000 per month.	HK$36,000,000

Note: The registered owner of the property is Tremendous Wealth Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
39.	97 car parks on the reclaimed land adjacent to Sea View Estate, North Point, Hong Kong Portion of the Remaining Portion of Marine Lot No. 293 and the Extension thereto	The property comprises 64 private car parking spaces, 20 lorry parking spaces and 13 coach parking spaces on a piece of open land at the north-western end of Watson Road in North Point. The property is held from the Government for a term of 75 years commencing from 5th November, 1906 renewed for a further term of 75 years. The Government rent payable for Marine Lot No. 293 is HK$289,934 per annum.	The property is subject to a licence expiring in August, 2000 at a rent of HK$250,000 per month.	HK$29,000,000

Notes:

(1) The registered owner of the property is China Cement Company (Hong Kong) Limited.

(2) The property is subject to an agreement for sale and purchase in favour of Pako Wise Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
40.	An open land at Watson Road, North Point, Hong Kong Portion of the Remaining Portion of Marine Lot No. 293 and the Extension thereto	The property comprises a piece of open land situated at Watson Road at the waterfront of North Point. The property comprises a site area of approximately 795.52 sq.m. (8,563 sq.ft.). The property is held from the Government for a term of 75 years commencing from 5th November, 1906 renewed for a further term of 75 years. The Government rent payable for Marine Lot No. 293 is HK$289,934 per annum.	The property is subject to a licence expiring in December, 2000 at a rent of HK$109,100 per month.	HK$8,800,000

Notes:

(1) The registered owner of the property is China Cement Company (Hong Kong) Limited.

(2) The property is subject to an agreement for sale and purchase in favour of Pako Wise Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
41.	Modern Warehouse, 6 Shing Yip Street, Kwun Tong, Kowloon Kun Tong Inland Lot No. 62	The property comprises a 24-storey industrial/office building erected on a 3-storey car park podium. The building was completed in 1996. The car park podium comprises a total of 60 private car parks as designated on the registered floor plan. However, we are advised that the car parks are in fact sub-divided into 101 private car parks. The total gross floor area of the property (excluding the car parking spaces) is approximately 22,296.54 sq.m. (240,000 sq.ft.). The property is held from the Government for a term of 21 years commencing from 1st July, 1955 renewed for a further term of 21 years and has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	A total gross floor area of 19,743.78 sq.m. (212,522 sq.ft.) is subject to various tenancies with the latest expiring in March, 2003 at a total rent of HK$2,094,691 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$278,642.	HK$377,000,000

Note: The registered owners of the property are Bandick Limited (wholly owned by the Group) and other subsidiaries of the Company.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
42.	8 Tung Yuen Street, Yau Tong, Kowloon Situated in Yau Tong Marine Lot No. 69	The property comprises a 5-storey godown building erected on a waterfront site with a registered site area of approximately 2,107.95 sq.m. (22,690 sq.ft.). The building was completed in about 1977. Portion of the ground floor is occupied by a concrete batching company. The front portion of the ground floor is used for loading and unloading area whilst the open area at seaward side and at the rear with a gross floor area of approximately 1,320.88 sq.m. (14,218 sq.ft.) is used for concrete batching. The gross floor area of the property (excluding roof area of approximately 1,158.40 sq.m. (12,469 sq.ft.)) is approximately as follows:–	Portion of the ground floor is let for concrete batching purposes for a term expiring in April, 2001 at a rent of HK$580,000 per month. A gross floor area of approximately 425.49 sq.m. (4,580 sq.ft.) is let for a term expiring in April, 2001 at a rent of HK$35,037 per month. The remainder of the property is vacant.	HK$55,000,000

	Approximate Gross Floor Area	
	sq.m.	sq.ft.
Portion of G/F (used for concrete batching)	1,320.88	14,218
The remainder	5,848.57	62,954

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
		The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.		

Note: The registered owner of the property is Glass Bead Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
43.	Kindergarten on Ground Floor, Laguna City Phase III, 99 Cha Kwo Ling Road, Lam Tin, Kowloon 110/11965th shares of and in New Kowloon Inland Lot No. 6100	The property comprises a kindergarten on the ground floor in a commercial/ recreational/car parking podium of a composite development upon which seven residential towers are erected. The development was completed in 1992. The gross floor area of the property is approximately 1,292.92 sq.m. (13,917 sq.ft.). The property is held from the Government for a term expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy for a term expiring in June, 2001 at a rent of HK$230,000 per month.	HK$20,000,000

Note: The registered owner of the property is Jingcofield Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
44.	Centre De Laguna, Laguna City Phase III, 93 Cha Kwo Ling Road, Lam Tin, Kowloon 225/11965th shares of and in New Kowloon Inland Lot No. 6100	The property comprises a 2-storey shopping arcades in Phase III of a composite development upon which seven residential towers are erected. The development was completed in 1992. The total gross floor area of the property is approximately as follows:–	A total gross floor area of 2,394.46 sq.m. (25,774 sq.ft.) is subject to various tenancies with the latest expiring in May, 2003 at a total rent of approximately HK$746,148 per month. The remainder of the property is vacant.	HK$104,000,000

Floor	Approximate Gross Floor Area sq.m.	sq.ft.
Ground	2,268.77	24,421
Upper Ground	433.11	4,662
	2,701.88	29,083

The property is held from the Government for a term expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.

Note: The registered owner of the property is Jingcofield Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
45.	Workshop Unit No. 7 on 1st Floor of Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon 227/13205th shares of and in Sections F and H of Kowloon Inland Lot No. 113	The property comprises a workshop unit on the 1st floor of a 15-storey (including basement and ground floor) industrial building completed in 1989. The gross floor area of the property is approximately 1,672.80 sq.m. (18,006 sq.ft.). The property is held from the Government for a term of 75 years commencing from 15th September, 1972. The Government rent payable for the whole lot is HK$40,866 per annum.	The property is subject to two tenancies with the latest expiring in February, 2001 at a total monthly rent of HK$105,950 per month.	HK$12,500,000

Note: The registered owner of the property is Pako Wise Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
46.	Commercial development on Levels 2 and 3 and Public Car Parking Space Nos. 1-290 at the Basement Floor, Ma On Shan Plaza of Bayshore Towers, 608 Sai Sha Road, Shatin, New Territories 41899/94970th shares of and in Sha Tin Town Lot No. 382	The property comprises a shopping arcade on levels two and three together with 290 car parking spaces in the basement of a 4-storey (including basement) commercial podium known as Ma On Shan Plaza on which six residential towers are erected. The property was completed in 1994 and has a gross floor area (excluding the car parking spaces) of approximately 28,801.93 sq.m. (310,024 sq.ft.). The property is held from the Government for a term commencing from 6th December, 1991 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	A total gross floor area of 26,968.04 sq.m. (290,284 sq.ft.) is subject to various tenancies with the latest expiring in March, 2005 at a total rent of approximately HK$5,294,380 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$407,290.	HK$769,000,000

Note: The registered owner of the property is Poko Shine Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
47.	67 car parks in the Basement, portions of Ground Floor and 1st Floor, 2nd Floor, reserved podium roof on 3rd Floor and portion of the external walls, East Asia Gardens, 16 Tsuen Wah Street, Tsuen Wan, New Territories 4121/8400th shares of and in Tsuen Wan Town Lot No. 247	The property comprises 67 car parks in the basement, portions of the shopping arcades on the ground and 1st floors, the whole of 2nd floor, the podium roof on the 3rd floor and portion of the external walls of a 5-storey (including basement) commercial podium known as Smartland on which two residential towers are erected. The property was completed in about 1981 and the total gross floor area (excluding roof and the external walls) is approximately as follows:– **Floor / Approximate Gross Floor Area sq.m. / sq.ft.** Ground 3,648.83 39,276 1st 3,251.67 35,001 2nd 4,577.02 49,267 Total 11,477.52 123,544 The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for time being of the property per annum.	A total gross floor area of 11,267.74 sq.m. (121,286 sq.ft.) is subject to various tenancies with the latest expiring in July, 2002 at a total rent of approximately HK$1,687,917 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$272,484.	HK$247,400,000

Note: The registered owner of the property is Quick Switch Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
48.	91 car parks and Market Stalls Nos. 1-40 on Level 1, the nursery and clinic on Level 3 and the whole of Level 7, Commercial Complex, Jubilee Garden, 2-18 Lok King Street, Fo Tan, Shatin, New Territories Portion of Sha Tin Town Lot No. 87	The property comprises 91 car parks and 40 market stalls on Level 1, the nursery and clinic on Level 3 and the whole of Level 7 in a 7-storey commercial centre of a residential estate complex completed in 1986. The total floor area of the property (excluding the car parks) is as follows:– Approximate Area (sq.m. / sq.ft.) Market Stalls Nos. 1-40 on Level 1: 332.31 / 3,577 (net area) Nursery and clinic on Level 3: 449.28 / 4,836 (gross floor area) Whole of Level 7: 2,306.11 / 24,823 (gross floor area) The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$247,394. A total net area of approximately 272.02 sq.m. (2,928 sq.ft.) of Level 1 and a total gross floor area of approximately 2,533.35 sq.m. (27,269 sq.ft.) of Levels 3 and 7 are subject to various tenancies with the latest expiring in April, 2003 at a total rent of approximately HK$348,332 per month. The remainder of the property is vacant.	HK$70,000,000 (68.5% interest attributable to the Group: HK$47,950,000)

Note: The registered owner of the property is Yee Pang Realty Limited in which the Group holds 68.5% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
49.	Portions of Prosperity Center (including 91 private car parking spaces, 13 lorry parking spaces and 1 container parking space), Chong Yip Street, Kwun Tong, Kowloon Kun Tong Inland Lot No. 729	The property comprises 91 private car parking spaces, 13 lorry parking spaces and 1 container parking space on the ground, 2nd, 3rd and 5th floors together with the ground floor, 6th to 16th floors, portion of 17th floor, 18th to 19th floors, portions of 20th and 23rd floors, the 25th to 27th floors and portions of 28th and 29th floors of a 26-storey industrial/office building completed in late 1998. The total gross floor area of the property (excluding the car parking spaces) is approximately 16,789.67 sq.m. (180,724 sq.ft.). The property is held from the Government for a term commencing from 6th August, 1994 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	A total gross floor area of 16,675.77 sq.m. (179,498 sq.ft.) is subject to various tenancies with the latest expiring in December, 2005 at a total rent of approximately HK$1,422,889 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$250,089.	HK$285,500,000

Notes:

(1) The registered owner of the property is Prodes Company Limited which is wholly owned by the Group.

(2) The property is subject to an agreement for sale and purchase in favour of Winrise Champion Limited (formerly known as Winrise Limited) which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
50.	Shopping centre of Phases 1 and 2, 608 private car parking spaces and 47 loading and unloading spaces of Kingswood Ginza, 15 Tin Shing Road, Tin Shui Wai, Yuen Long, New Territories Portion of Tin Shui Wai Town Lot No. 4	Kingswood Ginza comprises 2 phases completed in 1998 and 1999. Phase 1 is a hotel/commercial development consisting of 24 storeys erected over a 2-level basement. Basement 2 is designed to accommodate hotel offices, back-of-the-house facilities, changing rooms and car parking spaces. Basement 1 is designed to accommodate hotel offices, back-of-the-house facilities and car parking spaces. Ground to 2nd Floors accommodate the hotel entrance lobby, front office, lounge, restaurant, coffee shops, various retail units and 4 mini cinemas. 3rd Floor is designed to accommodate open tennis court, open children's play area and the like. 5th to 27th Floors (there being no 4th, 13th, 14th and 24th Floors) provide hotel guest rooms and ancillary accommodation. Phase 2 provides similar accommodation as Phase 1 but comprises an additional guest room floor, a staff canteen and health club. In addition, an open swimming pool and a children's pool are provided on 3rd Floor.	A total gross floor area of 39,324.79 sq.m. (423,292 sq.ft.) is subject to various tenancies with the latest expiring in May, 2009 at a total rent of about HK$6,660,594 per month. The remainder of the property is vacant. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$564,996.	HK$1,330,000,000 (98.47% interest attributable to the Group: HK$1,309,651,000)

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
	The subject property comprises all of the retail and cinema accommodations of Phases 1 and 2 and consists of the retail floor space on Ground to 2nd Floors, and a total of 608 private car parking spaces and 47 loading and unloading spaces on Basements 1 and 2 of these two phases. The total gross floor area of the retail and cinema accommodations of the property is approximately 44,867.61 sq.m. (482,955 sq.ft.) respectively, excluding the car parking, loading and unloading spaces. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.		

Note: The registered owner of the property is Tin Shui Wai Development Limited in which the Group holds 98.47% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
51.	2 residential units, 4 kindergartens and 244 car parking spaces in various phases of South Horizons, Ap Lei Chau, Hong Kong Portion of the Remaining Portion of Aplichau Inland Lot No. 121	The property comprises 2 residential units, 4 kindergartens and 244 car parking spaces in a residential development completed in phases. The area of the property (excluding the car parking spaces) is approximately as follows: Approximate Area: sq.m. / sq.ft. Kindergartens: 3,868.54 / 41,641 (saleable area) Residential units: 170.48 / 1,835 (gross floor area) The property is held from the Government for a term commencing from 28th January, 1988 and expiring on 31st March, 2040. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	With the exception of 1 residential unit which is vacant, the property is subject to various tenancies with the latest expiring in March, 2002 at a total rent of HK$576,980 per month. The car parking spaces are let on monthly or hourly basis. The total income of the car parking spaces in March, 2000 is HK$338,343.	HK$190,000,000 (30% interest attributable to the Group: HK$57,000,000)

Note: The registered owner of the property is Secan Limited in which the Group holds 30% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
52.	Harbour Plaza Resort City, 12 and 18 Tin Yan Road, Tin Shui Wai, Yuen Long, New Territories Portion of Tin Shui Wai Town Lot No. 4	The development comprises 2 phases completed in 1998 and 1999. Phase 1 is a hotel/commercial development consisting of 24 storeys erected over a 2-level basement. Basement 2 is designed to accommodate hotel offices, back-of-the-house facilities, changing rooms and car parking spaces. Basement 1 is designed to accommodate hotel offices, back-of-the-house facilities and car parking spaces. Ground to 2nd Floors accommodate the hotel entrance lobby, front office, lounge, restaurant, coffee shops, various retail units and 4 mini cinemas. 3rd Floor is designed to accommodate open tennis court, open children's play area and the like. 5th to 27th Floors (there being no 4th, 13th, 14th and 24th Floors) provide hotel guest rooms and ancillary accommodation. Phase 2 provides similar accommodation as Phase 1 but comprises an additional guest room floor, a staff canteen and health club. In addition, an open swimming pool and a children's pool are provided on 3rd Floor.	The property is operated as a hotel and a serviced apartment under the name of Harbour Plaza Resort City.	HK$2,148,800,000 (98.47% interest attributable to the Group: HK$2,115,923,360)

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
	The subject property comprises the hotel block and the serviced apartment tower (excluding the retail and cinema accommodations of the shopping centre, car parking spaces and loading/unloading spaces thereof) which consist of a total of 561 hotel guest rooms, 541 serviced suites and 10 hotel car parking spaces. The total gross floor area of the hotel/serviced apartment blocks is approximately 61,532 sq.m. (662,330 sq.ft.). The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.		

Note: The registered owner of the property is Tin Shui Wai Development Limited in which the Group holds 98.47% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
53.	Harbour Plaza North Point, 665 King's Road, North Point, Hong Kong Inland Lot No. 8885	Harbour Plaza North Point is a hotel development consisting of 32 storeys erected over a 2-level basement. Basement 1 is designed to accommodate hotel offices, back-of-the-house facilities, staff canteen, coined laundry, health centre and car parking spaces. Basement 2 is designed to accommodate hotel offices, back-of-the-house facilities and staff changing room. 1st Floor accommodates the hotel/serviced apartment entrance lobbies, deli corner, parking, loading and unloading areas. 2nd Floor accommodates the front office, a coffee shop and bar lounge. 3rd Floor is designed to accommodate a restaurant and changing rooms for swimming pool. 4th Floor accommodates swimming pool, jacuzzi and plant room. 5th to 33rd Floors (there being no 4th, 13th, 14th and 24th Floors) provide hotel guest rooms, serviced apartments and studio flats. There are also 2 mechanical floors and a roof top which accommodate plants and a building management unit respectively. The property comprises a total of 186 hotel guest rooms, 380 serviced suites and 6 hotel car parking spaces.	The property is operated as a hotel and a serviced apartment under the name of Harbour Plaza North Point.	HK$1,443,300,000 (60.91% interest attributable to the Group: HK$879,114,030)

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
	The total gross floor area of the property is approximately 31,873.47 sq.m. (343,086 sq.ft.). The property is held from the Government for a term commencing from 24th January, 1996 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.		

Note: The registered owner of the property is Randash Investment Limited in which the Group holds 60.91% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
54.	Various apartment units, town houses and 66 car parking spaces in The Portofino, 88 Pak To Avenue, Clear Water Bay, Sai Kung, New Territories Portion of Lot No. 849 in Demarcation District No. 225	The property comprises 20 apartments units, 47 town houses units and 66 car parking spaces in a residential development completed in 1999. The total gross floor area of the property is approximately as follows:–	The property is vacant.	HK$1,520,000,000

	Approximate Gross Floor Area sq.m.	sq.ft.
Apartment Units	4,865.11	52,368
Town House	15,795.80	170,026
Garden	6,469.90	69,642
Flat Roof	3,160.35	34,018
Roof	707.36	7,614
Garage	1,437.20	15,470

The property is held from the Government for a term commencing from 1st July, 1994 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.

Notes:

(1) The property comprises the followings:–

(a)

Apartment Block	Floors	Units
1	1st, 2nd, 3rd, 5th, 6th, Garden and Roof	A, B, C and D

(b) Car Parking Spaces Nos. P001 to P066 on Basement Floor.

(c) Town House Units Nos. 90, 92, 96, 100, 102, 106, 108, 110, 112, 116, 118, 120 to 123, 125 to 132, 135 to 137, 139, 150, 151, 156, 157, 160 to 163, 165 to 167, 170, 172, 176, 178, 180 to 183 and 188

(2) The registered owner of the property is Biro Investment Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
55.	Flat F on 27th Floor and Flat A on 28th Floor of Tower 1 and Car Parking Space Nos. P276, P404 on Basement 1, Nos. P082, P087, P094, P095, P100, P103, P104 and P114 on Basement 2 and No. P186 on Level 1 in Phase 1 of Vista Paradiso, 2 Hang Ming Street, Ma On Shan, Shatin, New Territories Portion of Sha Tin Town Lot No. 338	The property comprises 2 residential units and 11 car parking spaces in a residential development completed in 1998. The total gross floor area of the property is approximately 236.16 sq.m. (2,542 sq.ft.) excluding the area of car parking spaces. The property is held from the Government for a term commencing from 25th March, 1993 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$12,000,000 (50% interest attributable to the Group: HK$6,000,000)

Note: The registered owner of the property is Concord Property Development Limited in which the Group holds 50% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
56.	Flat F on 3rd Floor of Tower 1 and Flat B on 26th Floor of Tower 10 in Phase 1 of Vista Paradiso, 2 Hang Ming Street, Ma On Shan, Shatin, New Territories Portion of Sha Tin Town Lot No. 338	The property comprises 2 residential units in a residential development completed in 1998. The total gross floor area of the property is approximately 239.78 sq.m. (2,581 sq.ft.). The property is held from the Government for a term commencing from 25th March, 1993 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$9,800,000 (50% interest attributable to the Group: HK$4,900,000)

Note: The registered owner of the property is Concord Property Development Limited in which the Group holds 50% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
57.	Flat B on 3rd Floor of Towers 4 and 5 and Flat G on 3rd Floor of Tower 8 in Phase 2 of Vista Paradiso, 2 Hang Ming Street, Ma On Shan, Shatin, New Territories Portion of Sha Tin Town Lot No. 338	The property comprises 3 residential units in a residential development completed in 1999. The total gross floor area of the property is approximately 260.03 sq.m. (2,799 sq.ft.). The property is held from the Government for a term commencing from 25th March, 1993 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$10,600,000 (50% interest attributable to the Group: HK$5,300,000)

Note: The registered owner of the property is Concord Property Development Limited in which the Group holds 50% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
58.	Various residential units and 11 car parking spaces in Villa D'Arte, 55 Wun Sha Street, Tai Hang, Hong Kong Portion of Inland Lot No. 8857	The property comprises 6 residential units and 11 car parking spaces in a residential development completed in 1999. The total gross floor area of the property is approximately 340.21 sq.m. (3,662 sq.ft.) excluding the area of car parking spaces. The property is held from the Government for a term commencing from 11th November, 1996 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$24,500,000 (90% interest attributable to the Group: HK$22,050,000)

Notes:

(1) The property comprises the followings:

(a)

Floors	Flats
18	A
19	A and B
20	B
23	B
29	C

(b) Car Parking Spaces Nos. P001 to P003, P007, P008, P013, P014, P016, P017, P019 and P020

(2) The registered owner of the property is Foo Yik Estate Company Limited (which is wholly owned by the Group) which holds 90% attributable interest in the property.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
59.	Unit 3 on 17th Floor, Unit 8 on 18th Floor and Unit 6 on 20th Floor, Wayland House, 55 Shek Pai Wan Road, Aberdeen, Hong Kong 107/7000th shares of and in Aberdeen Inland Lot Nos. 202, 203 and 204	The property comprises 3 units in a commercial development completed in 1996. The total gross floor area of the property is approximately 99.03 sq.m. (1,066 sq.ft.). The property is held from the Government for a term of 999 years commencing from 13th December, 1888. The Government rent payable for Aberdeen Inland Lot Nos. 202, 203 and 204 is HK$14 per annum.	The property is vacant.	HK$1,700,000

Notes:

(1) The registered owner of the property is Springrun Limited.

(2) The property is subject to an agreement for sale and purchase dated 14th November, 1996 in favour of Maranta Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
60.	Various residential units and 129 car parking spaces in Deerhill Bay, Tai Po Road, Tai Po, New Territories Portion of Tai Po Town Lot No. 135	The property comprises 42 residential units and 129 car parking spaces in a residential development completed in 1998. The total gross floor area of the property is approximately 5,551.10 sq.m. (59,752 sq.ft.) excluding the area of car parking spaces. The property is held from the Government for a term commencing from 17th November, 1993 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$429,400,000 (87% interest attributable to the Group: HK$373,578,000)

Note:

(1) The property comprises the followings:–

(a)

Block	Floors	Flats
2	1	A, B, C, D, E
	2	B, D, E
	3	A, E
	5	B
	6	A, B
	7	A, B
	9	B
	11	A, B
3	1	D, E
	2	B
	5	B
	7	B
	9	B

Block	Floors	Flats
5	1	D
	2	A, B, E
	3	A, B, E
	5	A, B
	8	B
	10	B
6	1	A, B, C
	2	B
	3	A
	5	B
	7	A

(b) Car Parking Spaces Nos. P010, P011, P091, P092, P094 on Basement, Nos. P022, P040 to P048, P050 to P052, P056 to P058, P060 to P065, P067, P071 to P078, P120 to P122, P129, P137, P142, P144, P146, P148, P149, P155 to P157, P159 to P161, P164, P166, P167, P169 to P171, P176 to P178, P184, P185 on Basement 1, Nos. P007, P013 to P017, P038 to P056, P059 to P065, P067, P073 to P075, P079, P120, P123, P124, P141 to P143, P158 to P160, P164 to P166, P171, P172, P174, P175, P177 to P179, P184 to P186, P189 to P191, P193, P194, P199 and P200 on Basement 2.

(2) The registered owners of the property are The Church Body of the Chinese Anglican Church in Hong Kong (now known as Church Body of the Hong Kong Sheng Kung Hui) and The Bishop of Victoria Hong Kong (now known as Hong Kong Sheng Kung Hui Foundation) with them holding the property as tenants in common with shares of 44/100 and 56/100 respectively, and the Group holds 87% attributable interest in the property through a joint venture with the registered owners.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
61.	29 car parking spaces on the ground floor in The Paramount, 23 Shan Tong Road, Tai Po, New Territories Portion of Tai Po Town Lot No. 97	The property comprises 29 car parking spaces on the ground floor in a residential development completed in 1998. The property is held from the Government for a term commencing from 26th September, 1995 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$7,200,000 (35% interest attributable to the Group: HK$2,520,000)

Notes:

(1) The numbering of car parking spaces are P028, P105, P107, P109, P117 to P124, P130 to P135, P144 to P147, P149 to P152 and P172 to P174.

(2) The registered owner of the property is Perfect Idea Limited in which the Group holds 35% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
62.	Car Parking Space Nos. P143 and P144 on Level 1 in Bayshore Towers, 608 Sai Sha Road, Ma On Shan, Shatin, New Territories Portion of Sha Tin Town Lot No. 382	The property comprises 2 car parking spaces on level 1 in a residential development completed in 1994. The property is held from the Government for a term commencing from 6th December, 1991 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$700,000

Note: The registered owner of the property is Poko Shine Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
63.	Flats C and D on 18th Floor of Block 23 in Laguna City, 15 Laguna Street, Lam Tin, Kowloon Portion of New Kowloon Inland Lot No. 6055	The property comprises 2 residential units in a residential development completed in 1994. The total gross floor area of the property is approximately 142.33 sq.m. (1,532 sq.ft.). The property is held from the Government for a term commencing from 1st July, 1898 which has been statutorily extended to 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$5,850,000 (50% interest attributable to the Group: HK$2,925,000)

Note: The registered owner of the property is Ranon Limited in which the Group holds 50% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
64.	Commercial centre and 30 motor cycle parking spaces in Phase 1 of Villa Esplanada, 8 Nga Ying Chau Street, Tsing Yi, New Territories Portion of Tsing Yi Town Lot No. 129	The property comprises the commercial centre and 30 motor cycle parking spaces in a residential development completed in 1998. The total gross floor area of the property is approximately 2,991.45 sq.m. (32,200 sq.ft.), excluding the motor cycle parking spaces. The property is held from the Government for a term commencing from 10th June, 1993 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The car parking spaces are let on monthly or hourly basis.	HK$97,000,000 (22.5% interest attributable to the Group: HK$21,825,000)

Note: The registered owner of the property is Harvest Fair Investment Limited in which the Group holds 22.5% attributable interest.

APPENDIX II VALUATION OF THE GROUP'S

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
65.	Various residential units, 294 private car parking spaces and 50 visitor car parking spaces in Phases I and II of Villa Esplanada, 8 Nga Ying Chau Street, Tsing Yi, New Territories Portion of Tsing Yi Town Lot No. 129	The property comprises various residential units, 294 private car parking spaces and 50 visitor car parking spaces in a residential development completed in 1999. The total gross floor area of the property is approximately 1,946.21 sq.m. (20,949 sq.ft.) excluding the car parking spaces. The property is held from the Government for a term commencing from 10th June, 1993 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$210,000,000 (22.5% interest attributable to the Group: HK$47,250,000)

Notes:

(1) The property comprises the followings:

Block	Floor(s)	Flat(s)
5	30th, 31st, 32nd, 33rd, 35th and 36th	B
	37th	G
	39th	EF
6	29th, 36th, 37th and 38th	B
	37th	G
	39th	AB and CD
7	35th, 36th and 37th	G

(2) The registered owner of the property is Harvest Fair Investment Limited in which the Group holds 22.5% attributable interest.

APPENDIX II VALUATION OF THE GROUP'S

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
68.	Commercial portion of Deerhill Bay,Tai Po Road, Tai Po, New Territories Portion of Tai Po Town Lot No. 135	The property comprises the commercial space in a residential development completed in 1998. The total gross floor area of the property is approximately 1,500.00 sq.m. (16,146 sq.ft.). The property is held from the Government for a term commencing from 17th November, 1993 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$32,200,000 (87% interest attributable to the Group: HK$28,014,000)

Note: The registered owners of the property are The Church Body of The Chinese Anglican Church in Hong Kong (now known as Church Body of the Hong Kong Sheng Kung Hui) and The Bishop of Victoria Hong Kong (now known as Hong Kong Sheng Kung Hui Foundation) with them holding the property as tenants in common with shares of 44/100 and 56/100 shares respectively, and the Group holds 87% attributable interest in the property through a joint venture with the registered owner.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
69.	Car Parking Space Nos. P305, P306 and P355 on Basement 1 of Phase 1 and Car Parking Space Nos. P004, P013 and P053 on Level 2 of Phase 2, Laguna City, Lam Tin, Kowloon Portion of New Kowloon Inland Lot No. 6055	The property comprises 6 car parking spaces in a residential development completed in 1990 and 1991. The property is held from the Government for a term commencing from 1st July, 1898 which has been statutorily extended to 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$2,400,000 (50% interest attributable to the Group: HK$1,200,000)

Note: The registered owner of the property is Ranon Limited in which the Group holds 50% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
70.	Various units at 760-762 Cheung Sha Wan Road and 481 Castle Peak Road, Cheung Sha Wan, Kowloon Portions of the Remaining Portion and Section C of New Kowloon Inland Lot No. 3516	The property comprises various units in two industrial developments completed in 1977 and 1980. The total gross floor area of the property is approximately 462.00 sq.m. (4,973 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended to 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$2,450,000

Notes:

(1) The property comprises the followings:

Building	Floor(s)	Unit(s)
760-762 Cheung Sha Wan Road	3	001, 002 and E
	4	C002, C007 to C016
	10	C002 to C004
481 Castle Peak Road	4	C036 to C040
	11	002, 003, C004 to C006

(2) The registered owner of the property is Thorogood Estates Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
71.	Various residential units and 41 car parking spaces in Greenfields, 1 Fung Kam Street, Yuen Long, New Territories Portion of Yuen Long Town Lot No. 463	The property comprises 11 residential units and 41 car parking spaces in a residential development completed in 1998. The total gross floor area of the property is approximately 819.12 sq.m. (8,817 sq.ft.) excluding the area of the car parking spaces. The property is held from the Government for a term commencing from 26th May, 1994 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$29,100,000 (7% interest attributable to the Group: HK$2,037,000)

Notes:

(1) The property comprises the followings

(a)

Block	Floors	Flats
1	1	A
1	43	A
1	45	A
1	46	A, D and E
2	1	A, B and E
2	46	D and E

(b) Car Parking Spaces Nos. 004, 006, 008, 010, 011, 013, 016, 027, 031, 032, 034, 035, 037, 039, 041, 042, 044 to 062 and 064 to 069.

(2) The registered owner of the property is Moricrown Limited in which the Group holds 7% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
72.	Car Parking Space Nos. 1 to 59 on Car Park Floor 4 and Nos. 1 to 52 on Car Park Floor 5 in The Grand Panorama, 10 Robinson Road, Mid-Levels, Hong Kong Portion of The Remaining Portion of Inland Lot No. 58, the Remaining Portion of Section B of Inland Lot No. 58, The Remaining Portion of Sub-section 3 of Section A of Inland Lot No. 58, the Remaining Portion of Inland Lot No. 148, The Remaining Portion of Section A of Inland Lot No. 148, The Remaining Portion of Sub-section 1 of Section A of Inland Lot No. 148, The Remaining Portion of Inland Lot No. 149 and The Remaining Portion of Inland Lot No. 578	The property comprises 111 car parking spaces in a residential development completed in 1992. Inland Lot Nos. 58, 148, 149 and 578 are held from the Government for terms of 999 years from 1st September, 1857, 8th March, 1858, 22nd January, 1844 and 8th March, 1858 respectively. The annual Government rent payable for the respective whole lots are as follows:– **Inland Lot No.** — **Government Rent** 58 — 7 pounds 8 shillings 6 pence 148 — HK$146 149 — 25 pounds 11 shillings 10 pence 578 — HK$34	The property is vacant.	HK$55,500,000 (50% interest attributable to the Group: HK$27,750,000)

Note: The registered owner of the property is Markreal Investment Limited in which the Group holds 50% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
73.	Car Parking Space Nos. P020 and P021 on 2nd Floor, Connaught Garden, 155 Connaught Road West, Sai Ying Pun, Hong Kong Portion of The Remaining Portion of Marine Lot No. 95	The property comprises 2 car parking spaces in a residential development completed in 1985. The property is held from the Government for a term of 999 years commencing from 27th July, 1892. The Government rent payable for the lot is HK$316 per annum.	The property is vacant.	HK$600,000

Note: The registered owner of the property is Tai Poon Company Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
74.	Shopping arcades on the ground, first and second floors and 52 car parking spaces in Phase II of Belvedere Garden, and 19 car parking spaces in Phase III of Belvedere Garden, 620–625 Castle Peak Road, Tsuen Wan, New Territories Portions of Tsuen Wan Town Lot No. 316 Plot A and Tsuen Wan Town Lot No. 316 Plot B	The property comprises shopping arcades on the ground, first and second floors and a total of 71 car parking spaces in a residential development completed in phases between 1990 and 1991. The total gross floor area of the property (excluding the area of car parking spaces) is approximately as follows:– **Approximate Gross Floor Area** *sq.m.* / *sq.ft.* Ground 2,648.64 / 28,510 1st 4,263.19 / 45,889 2nd 4,240.06 / 45,640 Total 11,151.89 / 120,039 The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Portions of the property with a total gross floor area of approximately 8,081.66 sq.m. (86,991 sq.ft.) are subject to various tenancies. The remainder of the property is vacant.	HK$255,000,000 (15% interest attributable to the Group: HK$38,250,000)

Note: The registered owners of the property are Ling Fung Development Limited, Wilmington Land Company Limited and Quebostar Limited (in which the Group holds 15% attributable interest) with them holding the property as tenants in common with 1538/4883, 870/4883 and 2475/4883 shares respectively.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
75.	Commercial portion and 17 car parking spaces in Belair Monte, 3 Ma Sik Road, Fanling, New Territories Portion of Fanling Sheung Shui Town Lot No. 126	The property comprises the commercial space and 17 car parking spaces in a residential development completed in 1998. The total gross floor area of the property is approximately 6,234.02 sq.m. (67,103 sq.ft.) excluding the area of car parking spaces. The property is held from the Government for a term commencing from 26th May, 1994 and expiring on 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$138,900,000 (8% interest attributable to the Group: HK$11,112,000)

Note: The registered owner of the property is Direct Profit Development Limited in which the Group holds 8% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
76.	Car Parking Space Nos. P005 to P011 on Basement Floor, Lynwood Court, Kingswood Villas, 3 Tin Kwai Road, Tin Shui Wai, Yuen Long, New Territories Portion of the Remaining Portion of Tin Shui Wai Town Lot No. 5	The property comprises 7 car parking spaces in a residential development completed in 1996. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended to 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$2,100,000 (98.47% interest attributable to the Group: HK$2,067,870)

Note: The registered owner of the property is Tin Shui Wai Development Limited in which the Group holds 98.47% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
77.	Car Parking Space Nos. P001 to P028 on 1st Floor, Sherwood Court, 12-20 Kwai Sing Lane, Happy Valley, Hong Kong Portion of Inland Lot No. 8601	The property comprises 28 car parking spaces on the 1st floor in a residential development completed in 1989. The property is held from the Government for a term of 75 years commencing from 26th April, 1985 and renewable for a further term of 75 years. The Government rent payable for the lot is HK$1,000 per annum.	The property is vacant.	HK$8,400,000

Note: The registered owner of the property is Haynes Estates Limited which is wholly owned by the Group.

Group II – Property interests held by the Group in Hong Kong for future development

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
78.	Various agricultural lots in Demarcation District No. 11, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 75,163.79 sq.m. (809,063 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$242,500,000

Note: The registered owners of the property are Cheerful Castle Limited, Gainley Limited, Jet Well Investments Limited, Plenty Gain Limited, Sarin Limited, Sino Vantage Limited and Thistleberry Limited which are all wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
79.	Various agricultural lots in Demarcation District No. 11, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 98,668.90 sq.m. (1,062,072 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$318,500,000 (90% interest attributable to the Group: HK$286,650,000)

Note: The registered owner of the property is Verda Max Limited in which the Group holds 90% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
80.	Various agricultural lots in Demarcation District No. 36, Tai Po, New Territories	The property comprises various agricultural lots with a total site area of approximately 20,474.73 sq.m. (220,390 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$33,000,000

Note: The registered owner of the property is Express Time Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
81.	Various agricultural lots in Demarcation District Nos. 92 and 95, Sheung Shui, New Territories	The property comprises various agricultural lots with a total site area of approximately 154,840.12 sq.m. (1,666,699 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$333,300,000

Note: The registered owner of the property is Hilder Company Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
82.	An agricultural lot in Demarcation District No. 123, Yuen Long, New Territories	The property comprises an agricultural lot with a site area of approximately 799,976.96 sq.m. (8,610,952 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$430,500,000 (51.33% interest attributable to the Group: HK$220,975,650)

Note: The registered owner of the property is Mutual Luck Investment Limited in which the Group holds 51.33% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
83.	Various agricultural lots in Demarcation District Nos. 103 and 109, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 29,458.19 sq.m. (317,088 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$31,700,000

Note: The registered owner of the property is Delight World Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
84.	Various agricultural lots in Demarcation District No. 107, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 16,865.48 sq.m. (181,540 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$18,100,000

Note: The registered owner of the property is Allex Development Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
85.	Various agricultural lots in Demarcation District Nos. 106 and 113, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 47,613.43 sq.m. (512,511 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$51,200,000

Note: The registered owners of the property are Jetkind Limited, Sunfex Limited and Ansett Limited which are all wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
86.	Various agricultural lots in Demarcation District No. 112, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 42,553.42 sq.m. (458,045 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$45,800,000

Note: The registered owners of the property are Tenox Development Limited and Ansett Limited which are all wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
87.	Various agricultural lots in Demarcation District No. 106, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 26,718.78 sq.m. (287,601 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$86,200,000

Note: The registered owners of the property are Maxchief Limited and Fartex Investments Limited which are all wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
88.	Various agricultural lots in Demarcation District No. 110, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 31,327.39 sq.m. (337,208 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$101,100,000

Note: The registered owner of the property is Pacific Top Development Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
89.	Various agricultural lots in Demarcation District No. 116, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 668.90 sq.m. (7,200 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$700,000 (70% interest attributable to the Group: HK$490,000)

Note: The registered owner of the property is Jabrin Limited in which the Group holds 70% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
90.	Various agricultural lots in Demarcation District No. 123, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 2,832.78 sq.m. (30,492 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$900,000

Note: The registered owner of the property is Top Win Investment Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
91.	Various agricultural lots in Demarcation District No. 131, Tuen Mun, New Territories	The property comprises various agricultural lots with a total site area of approximately 4,988.02 sq.m. (53,691 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$1,600,000

Note: The registered owner of the property is Top Win Investment Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
92.	Various agricultural lots in Demarcation District No. 133, Yuen Long, New Territories	The property comprises various agricultural lots with a total site area of approximately 9,712.37 sq.m. (104,544 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$2,000,000

Note: The registered owner of the property is Hilder Company Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
93.	Various agricultural lots in Demarcation District No. 395, Tuen Mun, New Territories	The property comprises various agricultural lots with a total site area of approximately 2,387.63 sq.m. (25,700.4 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$700,000

Note: The registered owner of the property is Hilder Company Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
94.	Various agricultural lots in Demarcation District No. 379, Tuen Mun, New Territories	The property comprises various agricultural lots with a total site area of approximately 4,614.64 sq.m. (49,672 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$1,400,000

Note: The registered owners of the property are Top Win Investment Limited and Galaxy Power Investment Limited which are all wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
95.	Various agricultural lots in Demarcation District No. 229, Sai Kung, New Territories	The property comprises various agricultural lots with a total site area of approximately 5,341.81 sq.m. (57,499.2 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$5,700,000

Note: The registered owner of the property is Top Win Investment Limited which is wholly owned by the Group.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
96.	Various agricultural lots in Demarcation District No. 137, Tuen Mun, New Territories	The property comprises various agricultural lots with a total site area of approximately 11,169.23 sq.m. (120,225.6 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$2,400,000 (76% interest attributable to the Group: HK$1,824,000)

Note: The registered owner of the property is Jurado Limited in which the Group holds 76% attributable interest.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
97.	Various building lots in Survey District No. 1, San Po Kong, Kowloon	The property comprises various building lots with a total site area of approximately 2,470.36 sq.m. (26,591 sq.ft.). The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Some of the lots are subject to various monthly tenancies at a total rent of about HK$30,000 per month. The remainder of the property is vacant.	HK$106,300,000

Note: The registered owner of the property is Sai Ling Realty Limited which is wholly owned by the Group.

Group III – Property interests held by the Group in Hong Kong under development

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
98.	No. 1 Star Street, Wanchai, Hong Kong The Remaining Portion of Section A of Inland Lot No. 2837	The property comprises a proposed 34-storey residential tower to be erected upon a 5-storey (including ground and mezzanine floors) podium for car parking and catholic church purposes. Superstructure work is in progress. The development is scheduled to be completed in March, 2001. Upon completion, the total residential gross floor area of the development will be approximately 9,318 sq.m. (100,299 sq.ft.) plus a total number of 13 car parking spaces. The property is held from the Government for a term of 75 years commencing from 22nd August, 1928 renewable for a further term of 75 years. The Government rent payable for Section A of Inland Lot No. 2837 is HK$184 per annum.	As at the date of valuation, the property is under development.	HK$164,000,000

Notes:

(1) The registered owner of the property is Arenal Limited which is wholly owned by the Group.

(2) The total development cost is estimated to be about HK$186,016,000 and the construction cost expended up to the date of valuation is about HK$72,815,000.

(3) Approximately 2,446 sq.m. (26,325 sq.ft.) gross floor area has been presold at a total consideration of HK$137,217,000. Such amount of consideration has been included in our valuation.

(4) The capital value if completed of the property is HK$557,625,000, including the agreed consideration for the presold units.

(5) The property is subject to a revenue sharing arrangement with a third party.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
99.	Various units in Manhattan Heights, 28 New Praya Kennedy Town, Kennedy Town, Hong Kong 15118/33795th shares of and in Section A of Sub-section 1, the Remaining Portion of Sub-section 1, Sub-section 2 and the Remaining Portion of Section B, Section E and the Remaining Portion of Marine Lot No. 245	The property comprises various units of a 48-storey residential building erected upon a 4-storey commercial/ car parking/ recreation podium recently completed in 2000. The total gross floor area of the property is approximately 13,345 sq.m. (143,646 sq.ft.) with a total number of 54 car parking spaces. The breakdown of the total gross floor area is as follows:– Residential : 13,071 sq.m. (140,698 sq.ft.) Commercial : 274 sq.m. (2,948 sq.ft.) The property is held from the Government under six Government Leases each for a term of 999 years commencing from 24th June, 1892. The total Government rent payable for the Remaining Portion, the Remaining Portion of Section B and Subsection 1 of Section B of Marine Lot No. 245 is HK$378 per annum.	As at the date of valuation, the property is vacant.	HK$1,376,000,000

Notes:

(1) The registered owner of the property is Kamos Limited which is wholly owned by the Group.

(2) The total development cost is estimated to be about HK$241,616,000 and the construction cost expended up to the date of valuation is about HK$211,014,000.

(3) Approximately 11,358 sq.m. (122,261 sq.ft.) gross floor area has been presold at a total consideration of HK$1,205,518,000. Such amount of consideration has been included in our valuation.

(4) The capital value if completed of the property is HK$1,406,922,000, including the agreed consideration for the presold units.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
100.	80-90 Des Voeux Road West, Sheung Wan, Hong Kong The Remaining Portions of Inland Lot Nos. 3999, 4000, 4001, 4002, 4003, 4004 and 4005.	The property comprises a site with a registered site area of approximately 972.41 sq.m. (10,467 sq.ft.) on which a residential and commercial development is proposed to be developed. The development is scheduled to be completed in June, 2002. Upon completion, the total gross floor area of the development will be approximately 9,064.52 sq.m. (97,571 sq.ft.). The breakdown of the total gross floor area is as follows:– Residential : 8,462.23 sq.m. (91,088 sq.ft.) Commercial : 602.29 sq.m. (6,483 sq.ft.) The property is held from the Government for a term of 999 years commencing from 3rd October, 1901. The Government rent payable for I.L. Nos. 3999 to 4005 is HK$240 per annum.	As at the date of valuation, the property is a vacant building ready for re-development.	HK$254,000,000

Notes:

(1) The registered owner of the property is Million Rise Investments Limited which is wholly owned by the Group.

(2) The property is subject to a Debenture in favour of CEF (Capital Markets) Limited

(3) The capital value if completed of the property is HK$491,233,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
101.	Harbourfront Landmark, Wan Hoi Street, Hunghom, Kowloon Kowloon Inland Lot No. 11055	The property comprises a site with a registered site area of approximately 7,402 sq.m. (79,675 sq.ft.) on which a residential and commercial development is being developed. Superstructure work is in progress. The development is scheduled to be completed in October, 2001. Upon completion, the total gross floor area of the development will be approximately 62,443 sq.m. (672,136 sq.ft.) with a total number of 138 car parking spaces. The breakdown of the total gross floor area is as follows:– Residential : 55,504 sq.m. (597,445 sq.ft.) Commercial : 6,939 sq.m. (74,691 sq.ft.) The property is held from the Government for a term commencing from 3rd June, 1997 and expiring on 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is under development.	HK$3,260,000,000 (50% interest attributable to the Group: HK$1,630,000,000)

Notes:

(1) The registered owner of the property is Marketon Investment Limited in which the Group holds 50% attributable interest.

(2) The property is subject to a Modification Letter dated 8th December, 1999 vide Memorial No. 7936635.

(3) The total development cost is estimated to be about HK$1,047,000,000 and the construction cost expended up to the date of valuation is about HK$299,000,000.

(4) The capital value if completed of the property is HK$5,228,365,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
102.	Peninsula Heights, 63 Broadcast Drive, Kowloon Tong, Kowloon New Kowloon Inland Lot No. 5104	The property comprises 2 blocks of 18-storey (including garden floor and basements 1-3) residential development. The development is recently completed in 2000. Upon completion, the total residential gross floor area of the development will be approximately 21,302 sq.m. (229,295 sq.ft.) with a total number of 190 car parking spaces and 20 motor-cycle parking spaces. The property is held from the Government for a term of 99 years commencing from 1st July, 1898 which has been statutorily extended until 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is vacant.	HK$1,370,000,000 (50% interest attributable to the Group: HK$685,000,000)

Notes:

(1) The registered owner of the property is Southern Mount Limited in which the Group holds 50% attributable interest.

(2) The property is subject to a Modification Letter dated 21st April, 1997 vide Memorial No. 7042672.

(3) The total development cost is estimated to be about HK$333,696,000 and the construction cost expended up to the date of valuation is about HK$244,240,000.

(4) Approximately 17,890 sq.m. (192,565 sq.ft.) gross floor area has been presold at a total consideration of HK$996,585,670. Such amount of consideration has been included in our valuation.

(5) The capital value if completed of the property is HK$1,460,654,000, including the agreed consideration for the presold units.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
103.	University Court, 167–169 Boundary Street, Prince Edward, Kowloon Section A of New Kowloon Inland Lot No. 2491	The property comprises a site with a registered site area of approximately 1,357.49 sq.m. (14,612 sq.ft.) on which a residential development is being developed. Superstructure work is in progress. The development is scheduled to be completed in December, 2000. Upon completion, the total residential gross floor area of the development will be approximately 4,072 sq.m. (43,831 sq.ft.) plus a total number of 36 car parking spaces. The property is held from the Government for a term of 75 years commencing from 1st July, 1898 renewed for a further term of 24 years which has been statutorily extended until 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is under development.	HK$176,000,000

Notes:

(1) The registered owner of the property is Champful Limited which is wholly owned by the Group.

(2) The property is subject to a Modification Letter dated 21st November, 1998 vide Memorial No. 7625893.

(3) The total development cost is estimated to be about HK$61,811,000 and the construction cost expended up to the date of valuation is about HK$17,019,000.

(4) The capital value if completed of the property is HK$246,704,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
104.	Kowloon Inland Lot No. 11086, Junction of Austin Road and Canton Road, Kowloon	The property comprises a site with a registered site area of approximately 10,486 sq.m. (112,871 sq.ft.) on which a residential and commercial development is being developed. Substructure work is in progress. The development is scheduled to be completed in June, 2002. Upon completion, the total gross floor area of the development will be approximately 96,534 sq.m. (1,039,092 sq.ft.) plus a total number of 341 car parking spaces. The breakdown of the total gross floor area is as follows:– Residential : 80,805 sq.m. (869,785 sq.ft.) Commercial : 15,729 sq.m. (169,307 sq.ft.) The property is held from the Government for a term of 50 years commencing from 9th April, 1998. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum..	As at the date of valuation, the property is under development.	HK$3,457,000,000 (42.5% interest attributable to the Group: HK$1,469,225,000)

Notes:

(1) The registered owner of the property is Konorus Investment Limited in which the Group holds 42.5% attributable interest.

(2) The total development cost is estimated to be about HK$1,262,089,000 and the construction cost expended up to the date of valuation is about HK$65,038,000.

(3) The capital value if completed of the property is HK$6,430,152,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
105.	New Kowloon Inland Lot No. 6277, Beacon Hill Road, Kowloon Tong, Kowloon	The property comprises a site with a registered site area of approximately 41,578 sq.m. (447,546 sq.ft.) on which a residential development is proposed to be developed. Demolition work is in progress. The development is scheduled to be completed in July, 2003. Upon completion, the total residential gross floor area of the development will be approximately 72,480 sq.m. (780,175 sq.ft.) plus a total number of 604 car parking spaces. The property is held from the Government for a term of 50 years commencing from 30th June, 1999. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is under development.	HK$3,276,000,000

Notes:

(1) The registered owner of the property is Match Power Investment Limited which is wholly owned by the Group.

(2) The total development cost is estimated to be about HKS1,316,444,000 and the construction cost expended up to the date of valuation is about HK$9,253,000.

(3) The capital value if completed of the property is HK$6,699,432,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
106.	Kowloon Inland Lot No. 11107, Hoi Fan Road, West Kowloon Reclamation, Kowloon	The property comprises a site with a registered site area of approximately 6,943 sq.m. (74,734 sq.ft.) on which a residential and commercial development is proposed to be developed. The development is scheduled to be completed in December, 2003. Upon completion, the total gross floor area of the development will be approximately 52,072 sq.m. (560,503 sq.ft.) plus a total number of 222 car parking spaces. The breakdown of the total gross floor area is as follows:– Residential : 45,129 sq.m. (485,769 sq.ft.) Commercial : 6,943 sq.m. (74,734 sq.ft.) The property is held from the Government for a term of 50 years commencing from 13th December, 1999. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is a clear site.	HK$1,342,000,000

Notes:

(1) The registered owner of the property is Global Coin Limited which is wholly owned by the Group.

(2) The capital value if completed of the property is HK$3,163,872,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
107.	Sections A, B, C and the Remaining Portion of Kowloon Inland Lot No. 4013, Mok Cheong Street, Tokwawan, Kowloon	The property comprises a site with a registered site area of approximately 15,052.21 sq.m. (162,022 sq.ft.) on which a residential and commercial development is proposed to be developed. Demolition work is in progress. The development is scheduled to be completed in February, 2003. Upon completion, the total gross floor area of the development will be approximately 139,128 sq.m. (1,497,574 sq.ft.) plus a total number of 500 car parking spaces. The breakdown of the total gross floor area is as follows:– Residential : 116,550 sq.m. (1,254,544 sq.ft.) Commercial : 22,578 sq.m. (243,030 sq.ft.) The property is held from the Government for a term of 75 years commencing from 9th May, 1938 renewable for a further term of 75 years. The Government rent payable for Kowloon Inland Lot No. 4013 is HK$1,860 per annum.	As at the date of valuation, the property is under development.	HK$3,234,000,000 (40% interest attributable to the Group: HK$1,293,600,000)

Notes:

(1) The registered owner of Sections A, B and C of Kowloon Inland Lot No. 4013 is Nanyang Brothers Properties Limited and the registered owners of the Remaining Portion of Kowloon Inland Lot No. 4013 are Bonder Way Investment Limited (3/10th shares), Silverland Limited (3/10th shares) and Zhong Xing No. 1 Investment Fund Limited in which the Group holds 40% attributable interest (4/10th shares) (as tenants in common).

(2) The capital value if completed of the property is HK$7,490,995,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
108.	Kwai Chung Town Lot No. 474, Lai King Hill Road, Kwai Chung, New Territories	The property comprises a site with a registered site area of approximately 8,920 sq.m. (96,015 sq.ft.) on which a residential and commercial development is being developed. Substructure work is in progress. The development is scheduled to be completed in September, 2002. Upon completion, the total gross floor area of the development will be approximately 52,046 sq.m. (560,223 sq.ft.) with a total number of 140 car parking spaces. The breakdown of the total gross floor area is as follows:– Residential : 42,700 sq.m. (459,623 sq.ft.) Commercial : 9,346 sq.m. (100,600 sq.ft.) The property is held from the Government for a term of 50 years commencing from 17th July, 1998. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is under development.	HK$1,237,000,000 (50% interest attributable to the Group: HK$618,500,000)

Notes:

(1) The registered owner of the property is Central More Limited in which the Group holds 50% attributable interest.

(2) The property is subject to a Debenture incorporating a Legal Charge in favour of CEF (Capital Markets) Limited (The Agent) as agent and trustee for the finance parties.

(3) The total development cost is estimated to be about HK$778,961,000 and the construction cost expended up to the date of valuation is about HK$81,581,000.

(4) The capital value if completed of the property is HK$2,696,048,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
109.	Villa Esplanada, Phase 3, Tsing Yi, New Territories Portion of Tsing Yi Town Lot No. 129.	The property comprises a site with a site area of approximately 11,200 sq.m. (120,557 sq.ft.) on which a residential development is being developed. Superstructure work is in progress. The development is scheduled to be completed in August, 2001. Upon completion, the total gross floor area of the development will be approximately 79,647 sq.m. (857,320 sq.ft.) with a total number of 206 car parking spaces. The property is held from the Government for a term commencing from 10th June, 1993 and expiring on 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is under development.	HK$2,866,000,000 (22.5% interest attributable to the Group: HK$644,850,000)

Notes:

(1) The registered owner of the property is Harvest Fair Investment Limited in which the Group holds 22.5% attributable interest.

(2) The total development cost is estimated to be about HK$1,130,800,000 and the construction cost expended up to the date of valuation is about HK$431,500,000.

(3) The capital value if completed of the property is HK$4,369,001,540.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
110.	Monte Vista, Phases 1 and 2, Ma On Shan, Shatin, New Territories Shatin Town Lot No. 446	The property comprises a site with a registered site area of approximately 25,825 sq.m. (277,980 sq.ft.) on which a residential development is being developed into two phases and completed in 2000. The total gross floor area of the development is approximately 129,126 sq.m. (1,389,912 sq.ft.) plus a total number of 1,174 car parking spaces. The property is held from the Government for a term commencing from 4th March, 1996 and expiring on 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the development is vacant.	HK$5,399,000,000 (50% interest attributable to the Group: HK$2,699,500,000)

Notes:

(1) The registered owner of the property is Wonder Pacific Investment Limited in which the Group holds 50% attributable interest.

(2) The total development cost is estimated to be about HK$1,864,000,000 and the construction cost expended up to the date of valuation is about HK$1,414,000,000.

(3) Approximately 86,981 sq.m. (936,267 sq.ft.) gross floor area and 624 car parking spaces have been presold at a total consideration of HK$3,581,147,000. Such amount of consideration has been included in our valuation.

(4) The capital value if completed of the property is HK$5,848,601,000, including the agreed consideration for the presold units.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
111.	Sheffield Villas, Hung Shui Kiu, New Territories Lot No. 4295 in Demarcation District No. 124	The property comprises two blocks of 8-storey residential development completed in 2000. The total gross floor area of the development is approximately 4,032 sq.m. (43,400 sq.ft.) plus a total number of 48 car parking spaces. The property is held from the Government for a term commencing from 11th March, 1997 and expiring on 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is vacant.	HK$107,000,000 (50% interest attributable to the Group: HK$53,500,000)

Notes:

(1) The registered owner of the property is Roboton Limited in which the Group holds 50% attributable interest.

(2) The total development cost is estimated to be about HK$64,032,000 and the construction cost expended up to the date of valuation is about HK$48,776,000.

(3) Approximately 3,654 sq.m. (39,330 sq.ft.) gross floor area and 40 car parking spaces have been presold at a total consideration of HK$100,049,300. Such amount of consideration has been included in our valuation.

(4) The capital value if completed of the property is HK$122,003,000, including the agreed consideration for the presold units.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
112.	Shatin Town Lot No. 461, On Chun Street, Ma On Shan, Shatin, New Territories	The property comprises a site with a registered site area of approximately 8,000 sq.m. (86,112 sq.ft.) on which a hotel and commercial development is proposed to be developed. Substructure work is in progress. The development is scheduled to be completed in January, 2002. Upon completion, the total gross floor area of the development will be approximately 56,000 sq.m. (602,784 sq.ft.) The property is held from the Government for a term of 50 years commencing from 26th March, 1998. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is under development.	HK$600,000,000 (51% interest attributable to the Group: HK$306,000,000)

Notes:

(1) The registered owner of the property is Towerich Limited in which the Group holds 51% attributable interest.

(2) The total development cost is estimated to be about HK$763,116,000 and the construction cost expended up to the date of valuation is about HK$60,469,000.

(3) The capital value if completed of the property is HK$1,786,650,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
113.	Tin Shui Wai Town Lot No. 27, Tin Shui Wai, Yuen Long, New Territories	The property comprises a site with a registered site area of approximately 14,901 sq.m. (160,394 sq.ft.) on which a residential development is proposed to be developed. The development is scheduled to be completed in March, 2003. Upon completion, the total gross floor area of the development will be approximately 74,505 sq.m. (801,972 sq.ft.) plus a total number of 216 car parking spaces. The property is held from the Government for a term of 50 years commencing from 14th October, 1999. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is a clear site.	HK$629,000,000 (60% interest attributable to the Group: HK$377,400,000)

Notes:

(1) The registered owner of the property is Wisdom Choice Investment Limited in which the Group holds 60% attributable interest.

(2) The capital value if completed of the property is HK$2,080,529,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
114.	Tsing Yi Town Lot No. 140, Tsing Yi, New Territories	The property comprises a site with a registered site area of approximately 24,900 sq.m. (268,024 sq.ft.) on which a hotel and commercial development is proposed to be developed. The development is scheduled to be completed in June, 2003.Upon completion, the total gross floor area of the development will be approximately 236,530 sq.m. (2,546,009 sq.ft.) with a total number of 228 car parking spaces. The breakdown of the total gross floor area is as follows:– Commercial : 11,000 sq.m. (118,404 sq.ft.) Hotel : 225,530 sq.m. (2,427,605 sq.ft.) The property is held from the Government for a term commencing from 7th December, 1998 and expiring on 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is a clear site.	HK$1,870,000,000 (30% interest attributable to the Group: HK$561,000,000)

Notes:

(1) The registered owner of the property is Matrica Limited in which the Group holds 30% attributable interest.

(2) The total development cost is estimated to be about HK$2,663,650,000 and the construction cost expended up to the date of valuation is about HK$35,000,000.

(3) The capital value if completed of the property is HK$9,002,231,000.

Group IV– Development rights held by the Group in Hong Kong

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
115.	The Group's attributable interest in a property development project at Queen Street, Sheung Wan, Hong Kong To be known as Inland Lot No. 8897	The property interest comprises the Group's attributable interest in the development right in a site with a site area of approximately 7,964 sq.m. (85,724 sq.ft.) on which a residential and commercial development is proposed to be developed into two phases. Substructure work is in progress. Phase 1 and phase 2 of the development are scheduled to be completed in October, 2001 and March, 2002 respectively. Upon completion, the total gross floor area of the development will be approximately 60,921 sq.m. (655,754 sq.ft.) with a total number of 179 car parking spaces. The breakdown of the total gross floor area is as follows:– Residential : 60,553 sq.m. (651,793 sq.ft.) Commercial : 368 sq.m. (3,961 sq.ft.) Land grant negotiation with the government is being in progress.	As at the date of valuation, the property is under development.	HK$760,000,000

Notes:

(1) The property is subject to a joint development with the Land Development Corporation and our valuation represents the attributable value of the interest held by the Group on the terms stipulated in the agreement.

(2) The total development cost is estimated to be HK$1,113,000,000 and the construction cost expended up to the date of valuation is about HK$160,000,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
116.	The interest Group's attributable in a property development project at Laguna Verde, (including kindergarten and 187 car parking spaces at Basements 1 and 2 in Phase 1, 769 car parking spaces in Phase 2, Phase 3, Phase 4, and Commercial and Carpark Complex) Hunghom, Kowloon Portion of Kowloon Inland Lot No. 11056	The property interest comprises the Group's attributable interest in the development right in a residential and commercial development which is being developed in phases. Phases 1, 2 and 3 are completed. Superstructure work of Phase 4 and the commercial and carpark complex is in progress. The commercial and carpark complex and Phase 4 of the development are scheduled to be completed in September, 2000 and June, 2001 respectively. The total gross floor area of the property is approximately as follows: Kindergarten in Phase 1 : 762 sq.m. (8,202 sq.ft.) Residential (Phases 3 and 4) : 282,106 sq.m. (3,036,589 sq.ft.) Commercial : 25,338 sq.m. (272,738 sq.ft.) Car parking spaces Phase 1 : 187 Phase 2 : 769 Remaining phases : 736	The kindergarten in Phase 1 is subject to a tenancy expiring in August 2000 at a rent of HK$132,000 per month. The car parking spaces in Phase 1 are let on monthly or hourly basis. The car parking spaces in Phase 2 and the property at Phase 3 are vacant. The remainder of the property is under development.	HK$10,530,100,000

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
	The property is held from the Government for a term commencing from 4th April, 1995 and expiring on 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.		

Notes:

(1) The registered owner of the property is Kar Ho Development Company Limited and the Group holds 50% attributable interest in the property through a joint venture with the registered owner.

(2) The property is subject to a Modification Letter dated 23rd September, 1999 vide Memorial No. 7883026.

(3) The total development cost in respect of Phases 3, 4 and Commercial/Carpark Complex is estimated to be about HK$4,126,000,000 and the construction cost expended up to the date of valuation is about HK$2,036,000,000.

(4) Approximately 101,344.85 sq.m. (1,090,876 sq.ft.) gross floor area of Phase 3 has been presold at a total consideration of HK$5,853,027,800. Such amount of consideration has been included in our valuation.

(5) The property is subject to a joint development with the registered owner and our valuation represents the attributable value of the interest held by the Group on the terms stipulated in the agreement.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
117.	The Group's attributable interest in a property development project at The Metropolis, Hunghom, Kowloon Kowloon Inland Lot No. 11077	The property interest comprises the Group's attributable interest in the development right in a site with a registered site area of approximately 50,058 sq.m. (538,824 sq.ft.) on which a hotel, commercial and office development is proposed to be developed. Superstructure work is in progress. The development is scheduled to be completed in March, 2001. Upon completion, the total gross floor area of the development will be approximately 132,218 sq.m. (1,423,195 sq.ft.) plus a total number of 433 car parking spaces. The breakdown of the total gross floor area is as follows:– Commercial : 33,721 sq.m. (362,973 sq.ft.) Office : 58,497 sq.m. (629,662 sq.ft.) Hotel : 40,000 sq.m. (430,560 sq.ft.) In addition, there is an area of 2,000 sq.m. (21,528 sq.ft.) for the back-of-the-house-facilities. The property is held from the Government for a term commencing from 14th February, 1997 and expiring on 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is under development.	HK$1,502,000,000

Notes:

(1) The registered owner of the property is Kowloon-Canton Railway Corporation.

(2) The total development cost is estimated to be about HK$3,144,417,000 and the construction cost expended up to the date of valuation is about HK$1,129,875,000.

(3) The property is subject to a joint development with the registered owner and our valuation represents the attributable value of the interest held by the Group on the terms stipulated in the agreement.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
118.	The Group's attributable interest in a property development project at Tung Chung Town Lot No. 5, Tung Chung, Lantau Island, New Territories	The property interest comprises the Group's attributable interest in the development right in a site with a registered site area of approximately 67,900 sq.m. (730,876 sq.ft.) on which a residential and commercial development is proposed to be developed in three phases. Substructure work is in progress. Phases 1, 2 and 3 of the development are scheduled to be completed in June, 2002, December, 2002 and June, 2003 respectively. Upon completion, the total gross floor area of the development will be approximately 412,300 sq.m. (4,437,997 sq.ft.) plus a total number of 1,177 car parking spaces. The breakdown of the total gross floor area is as follows:– Residential: 407,300 sq.m. (4,384,177 sq.ft.) Commercial: 5,000 sq.m. (53,820 sq.ft.) The property is held from the Government for a term commencing from 26th June, 1997 and expiring on 30th June, 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is under development.	HK$3,391,000,000

Notes:

(1) The registered owner of the property is Mass Transit Railway Corporation.

(2) The property is subject to two Modification Letters and a Waiver Letter dated 16th August, 1999, 24th February, 2000 and 21st July, 1999 respectively and vide Memorial Nos. 275045, 280575 and 275046 respectively.

(3) The total development cost is estimated to be about HK$5,583,026,000 and the construction cost expended up to the date of valuation is about HK$456,500,000.

(4) The property is subject to a joint development with the registered owner and our valuation represents the attributable value of the interest held by the Group on the terms stipulated in the agreement.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
119.	The Group's attributable interest in a property development project at New Kowloon Inland Lot No. 6320, Cheung Sha Wan, Kowloon	The property interest comprises the Group's attributable interest in the development right in a site with a registered site area of approximately 19,473 sq.m. (209,607 sq.ft.) on which a residential, commercial and hotel development is proposed to be developed. The development is scheduled to be completed in September, 2003. Upon completion, the total gross floor area of the development will be approximately 159,775 sq.m. (1,719,818 sq.ft.) plus a total number of 583 car parking spaces. The breakdown of the total gross floor area is as follows:– Residential: 112,673 sq.m. (1,212,812 sq.ft.) Commercial: 3,099 sq.m. (33,358 sq.ft.) Hotel: 44,003 sq.m. (473,648 sq.ft.) The property is held from the Government for a term of 50 years commencing from 14th August, 1999. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	As at the date of valuation, the property is a clear site.	HK$2,279,000,000

Notes:

(1) The registered owners of the property are Supreme News Development Limited (162,136/1,000,000th shares), Super Admiral Limited (351,322/1,000,000th shares), The Lucky Dragon Development (H.K.) Limited (189,297/1,000,000th shares), Spurling Company Limited (144,110/1,000,000th shares) and Superwill Development Limited (153,135/1,000,000th shares) as tenants in common.

(2) The property is subject to a joint development with the registered owners and our valuation represents the attributable value of the interest held by the Group on the terms stipulated in the agreement.

Group V– Property interests held by the Group in the PRC for investment or disposal

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
120.	Units 601-611 on Level 6, Beijing Tower, 10 Dongchangan Street, Dongcheng District, Beijing	The property comprises 11 office units on the 6th level of a 13-storey (including 3-storey basement) commercial building completed in about 1995. The property has a total gross floor area of approximately 23,799 sq.ft. (2,210.94 sq.m.). The land use rights of the property have been granted for a term due to expire on 26th September, 2043	The various units of the property are subject to various tenancies at a total current rent of approximately US$54,565.52 per month.	HK$45,000,000 (50% interest attributable to the Group: HK$22,500,000)

Notes:

(1) According to eleven Real Estate Title Certificates all dated 18th October, 1999, the titles to the various units of the property are held by various companies as listed below in each of which the Group holds 50% attributable interest. The land use rights have been granted for a term due to expire on 26th September, 2043. Details of the various certificates are summarised as follows:–

Certificate No.	Unit No.	Gross floor area	Title held by
0520013	601	188.05 sq.m.	長安一號有限公司 (Glory East Assets Ltd.)
0520014	602	223.31 sq.m.	長安二號有限公司 (Honor Rich Assets Ltd.)
0520015	603	223.49 sq.m.	長安三號有限公司 (Yield Success Assets Ltd.)
0520016	604	285.69 sq.m.	長安四號有限公司 (Excellent Fountain Assets Ltd.)
0520017	605	286.18 sq.m.	長安五號有限公司 (Golden Dragon Assets Ltd.)
0520018	606	224.64 sq.m.	長安六號有限公司 (Wise Champion Assets Ltd.)
0520019	607	224.64 sq.m.	長安七號有限公司 (Salger Properties Ltd.)
0520020	608	286.08 sq.m.	長安八號有限公司 (Nuvak Properties Ltd.)
0520021	609	110.46 sq.m.	長安九號有限公司 (Shima Properties Ltd.)
0520022	610	86.82 sq.m.	長安十號有限公司 (Oatdial Properties Ltd.)
0520023	611	71.58 sq.m.	長安十一號有限公司 (Danahar Properties Ltd.)

(2) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Glory East Assets Ltd., Honor Rich Assets Ltd., Yield Success Assets Ltd., Excellent Fountain Assets Ltd., Golden Dragon Assets Ltd., Wise Champion Assets Ltd., Salger Properties Ltd., Nuvak Properties Ltd., Shima Properties Ltd., Oatdial Properties Ltd. and Danahar Properties Ltd. are in possession of respective proper legal titles to the respective units of the property and are entitled to transfer the respective units of the property together with the residual term of the land use rights at no extra land premium or other onerous payments payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be freely disposed of to both local and overseas purchasers.

(3) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	N/A
Grant Contract for State-owned Land Use Rights	N/A
Planning Permit for Construction Works	N/A
Real Estate Title Certificate	Yes
Business Licence	N/A

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
121.	106 houses in The Four Seasons Villas, 983 Huamu Road, Pudong New District, Shanghai	The property comprises 106 blocks of 3-storey villa houses in The Four Seasons Villas. The villa houses were completed between 1998 and 1999. The property has a total gross floor area of approximately 415,060 sq.ft. (38,560.06 sq.m.), inclusive of basement area but exclusive of garage, balcony, flat roof and garden areas. The land use rights of the property have been granted for a term of 70 years from 5th May, 1995 to 4th May, 2065.	88 houses of the property, comprising a total gross floor area of 30,949.77 sq.m., are subject to various terms of tenancy at a total rent of US$465,911.70 per month. The remaining portion of the property is currently vacant.	HK$517,000,000 (50% interest attributable to the Group: HK$258,500,000)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (95) 299 dated 17th August, 1995, the land use rights of The Four Seasons Villas, comprising a total site area of 246,491 sq.m., have been granted to 長匯發展(上海)有限公司 (Bayswater Developments (Shanghai) Ltd.) in which the Group holds 50% attributable interest for a term of 70 years from 5th May, 1995 to 4th May, 2065 for "commodity housing for local and overseas sales" use.

(2) According to Real Estate Title Certificate No. (1998) 003537, the title to 46 villa houses in The Four Seasons Villas, comprising a total gross floor area of 16,836.18 sq.m., is vested in Bayswater Developments (Shanghai) Ltd..

According to Real Estate Title Certificate No. (1999) 000315, the title to 50 villa houses in The Four Seasons Villas, comprising a total gross floor area of 18,673.96 sq.m., is vested in Bayswater Developments (Shanghai) Ltd..

(3) According to Business Licence No. 307245, Bayswater Developments (Shanghai) Ltd. has been incorporated as a wholly-owned foreign enterprise with a registered capital of US$30,000,000 and an operation period from 31st December, 1994 to 30th December, 2014.

(4) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Bayswater Developments (Shanghai) Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payments payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be freely disposed of to both local and overseas purchasers.

(5) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	N/A
Planning Permit for Construction Works	N/A
Real Estate Title Certificate	Yes (part)
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
122.	The whole of Block A, 56 units in Block B and 79 car parks, Cheung Fat Gardens, 28 Lane 290, Pan Yu Lu, Changning District, Shanghai	Cheung Fat Gardens is erected on an irregular-shaped site with an area of approximately 56,263 sq.ft. (5,227 sq.m.). Cheung Fat Gardens comprises two 28-storey residential towers (Blocks A & B) plus a car park basement. Cheung Fat Gardens was completed in 1996. The property comprises 95 units and residents' clubhouse in Block A, 56 units in Block B and 79 car parks in Cheung Fat Gardens. The total gross floor area of the 151 residential units and the residents' clubhouse is approximately 222,227 sq.ft. (20,645.36 sq.m.). The car park basement accommodates 69 car parks. Another 10 car parks are located on Ground Level. The land use rights of the property have been granted for a term from 14th February, 1999 to 18th March, 2063 for residential use.	According to the latest information, 70 units, with a total gross floor area of approximately 8,994.03 sq.m., and 4 car parks were subject to various tenancies at a total monthly rentals of approximately HK$1,685,147, inclusive of management fees and ancillary service charges. The latest expiry dates of such tenancies shall be in 2001. The remaining units and car parks of the property were vacant.	HK$206,000,000 (50% interest attributable to the Group: HK$103,000,000)

Notes:

(1) The property comprises the following portions of Cheung Fat Gardens:–

(a) **Block A (95 units and residents' clubhouse)**

Level	Unit No.	No. of units
2	Residents' clubhouse	–
3 – 22 (each)	A, B, C, D	80
23	A, B (duplex units), C, D	4
24	A, C, D	3
25	A, B (duplex unit), C, D	4
26	A, D	2
27	A, B (duplex units)	2

(b) **Block B (56 units)**

Level	Unit No.	No. of units
2 – 4 (each)	E, F, G, H	12
5	F, G, H	3
6	E, F, H	3
7 – 8 (each)	E, F, G, H	8
9 – 11 (each)	E, F, H	9
13 – 15 (each)	E, F	6
17 – 20 (each)	F	4
21	F, G, H	3
22	F	1
24	F, G	2
25	F, H (duplex units)	2
26	F	1
27	G, H (duplex units)	2

(c) **10 car parks on Ground Level and 69 car parks in basement**

(2) According to various Sale and Purchase Contracts and the Supplements entered into between Shanghai Non-Ferrous Metals Hing Fung Properties Development Limited ("the Vendor") and Crownity Limited ("the Purchaser") on 21st February, 1999, the Vendor has sold the above-said property (in note (1)) in Cheung Fat Gardens to the Purchaser.

According to the information, the total consideration was US$25,150,000.

(3) According to various Real Estate Title Certificates issued by the Shanghai Housing and Land Administrative Bureau in 1999, the legal title to the above-said property (in note (1)) in Cheung Fat Gardens, No. 28, Lane 290, Pan Yu Lu is vested in Crownity Limited in which the Group holds 50% attributable interest. The site area of Cheung Fat Gardens is approximately 5,227 sq.m. The land use term is 14th February, 1999 to 18th March, 2063 for residential use.

The approximate gross floor areas of the whole of Block A and 56 units in Block B are as follows:–

	Approximate gross floor area
	sq.m.
The whole of Block A	12,872.49
56 units in Block B	7,772.87
Total:	20,645.36

(4) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Crownity Limited is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and costs of ancillary utility services have been settled in full;

(iii) the design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to third parties inside or outside the PRC.

(5) In accordance with the information provided by the Group, the status of title and grant of major approvals and licenses are as follows:–

Sale and Purchase Contract	Yes
Real Estate Title Certificate	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
123.	The Commercial Podium and Office Tower of Chongqing Metropolitan Plaza, 68 Zhourong Road, Yuzhong District, Chongqing	The property occupies an irregular-shaped site with an area of approximately 152,526 sq.ft. (14,170 sq.m.). The property comprises the commercial podium and the office tower of a commercial/hotel/office complex. The podium was completed in 1997 whilst the tower blocks above the podium were completed in late 1998. The gross floor areas of the commercial podium and the office tower are approximately 1,184,834 sq.ft. (110,073.73 sq.m.) and 587,901 sq.ft. (54,617.37 sq.m.) respectively. In addition, the basement of the property accommodates a total of 406 car parking spaces. The land use rights of the property have been granted for a term of 50 years from 31st August, 1994.	Various retail and office portions of the property are subject to various tenancies at a total rent of approximately HK$63,533,586 per annum. In addition, the average gross income arising from the car parking spaces in 1999 was approximately HK$2,332,372 per annum.	HK$1,913,000,000 (50% interest attributable to the Group: HK$956,500,000)

Notes:

(1) According to Certificate for the Use of State-owned Land No. 071 dated 29th August, 1997, the land use rights of a portion of Chongqing Metropolitan Plaza, comprising a site area of 14,170 sq.m., have been granted to 和記實業(重慶)有限公司 (Hutchison Enterprises (Chongqing) Co., Ltd.) in which the Group holds 50% attributable interest for a term of 50 years from 31st August, 1994 for composite use.

(2) According to Real Estate Certificate Nos. 100102 and 100145, the title to the office tower and commercial podium of the property, comprising gross floor areas of 54,617.37 sq.m. and 110,073.73 sq.m. respectively, is vested in Hutchison Enterprises (Chongqing) Co., Ltd..

(3) According to Grant Contract for State-owned Land Use Rights No. (1993) 12 entered into between the State Land Bureau of Chongqing ("the Grantor") and 深圳長和實業有限公司 and Chesgold Ltd. ("the Grantees") on 5th October, 1993, the Grantor has agreed to grant the land use rights of the property to the Grantees. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:–

(i)	Site area	:	18,717 sq.m.
(ii)	Gross floor area	:	231,560 sq.m., including basement area
(iii)	Use of land	:	office, commercial (retail), hotel, apartment, entertainment and food and beverage
(iv)	Land use term	:	50 years from the date of issue of the Certificate for the Use of State-owned Land
(v)	Land premium	:	The Grantees shall pay a land grant fee of RMB20,000,000 and shall also surrender 13,500 sq.m. of gross floor area to the government for market use together with 8 escalators and 2 cargo lifts.
(vi)	Building covenant	:	The land user shall complete the construction of the commercial podium before December 1998.

(4) According to Business Licence No. 04408, Hutchison Enterprises (Chongqing) Co., Ltd. has been incorporated as a sino-foreign co-operative joint venture enterprise (Hong Kong capital) with a registered capital of RMB470,000,000 and an operation period from 18th November, 1993 to 17th November, 2008.

(5) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Hutchison Enterprises (Chongqing) Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payments payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be freely disposed of to both local and overseas purchasers.

(6) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Planning Permit for Construction Works	N/A
Real Estate Title Certificate	Yes
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
124.	Unsold units in Phase I, Pacific Plaza, Lots A-11, 12, 13, 14, Qingdao Dongbu Development Area, Qingdao, Shandong Province	Pacific Plaza occupies a site with a total site area of approximately 238,192 sq.ft. (22,128.60 sq.m.). Pacific Plaza is planned to be developed into 2 phases. Phase I is completed. The property comprises the unsold units in Phase I of Pacific Plaza. The approximate gross floor area of the property is as follows:– (see table below) The land use rights of the property have been granted for a term due to expire on 31st December, 2052 for office, commercial and residential uses.	The property is currently vacant.	HK$70,000,000 (30% interest attributable to the Group: HK$21,000,000)

	Approximate gross floor area	
	sq.ft.	*sq.m.*
Office	26,700	2,480.49
Commercial	81,732	7,593.09
	108,432	10,073.58

Notes:

(1) According to the Grant Contract for State-owned Land Use Rights No. (1992) 24 entered into between Qingdao Dongbu Area Development Command Office (Party A) and Shanghai Sifang Real Estate Industry Company and Forton Investment Limited (Party B) on 3rd August, 1992, Party A has agreed to grant the land use rights of Lots A-11, 12, 13 and 14 of Qingdao Dongbu Development Area to Party B.

Subsequently Shanghai Sifang Real Estate Industry Company and Forton Investment Limited together with a third party have incorporated a co-operative joint venture company known as Qingdao Sihe Property Development Co., Ltd. in which the Group holds 30% attributable interest to hold the title to the property.

The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Site area	:	26,224 sq.m. (subject to site survey result) According to the Joint Venture Contract dated 28th December, 1992, the actual site area is 22,128.60 sq.m.
(ii)	Use of land	:	Office, commercial, residential
(iii)	Land use term	:	Due to expire on 31st December, 2052
(iv)	Land premium	:	RMB39,336,000
(v)	Plot ratio	:	3

(2) According to Business Licence No. 000978, Qingdao Sihe Property Development Co., Ltd. has been established with a registered capital of RMB64,000,000 for an operation period from 16th June, 1993 to 15th June, 2013.

(3) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Qingdao Sihe Property Development Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(4) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	No
Grant Contract for State-owned Land Use Rights	Yes
Real Estate Title Certificate	No
Joint Venture Contract	Yes
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
125.	Unsold units in Phase II.1, Pacific Plaza, Lots A-11, 12, 13, 14, Qingdao Dongbu Development Area, Qingdao, Shandong Province	Pacific Plaza occupies a site with a total site area of approximately 238,192 sq.ft. (22,128.60 sq.m.) Pacific Plaza is planned to be developed into 2 phases. Phase II is subdivided into II.1 and II.2. Phase II.1 is completed. The property comprises the unsold units in high-rise residential buildings of Phase II.1 of Pacific Plaza. The total approximate gross floor area of the property is 88,200 sq.ft. (8,193.98 sq.m.). The land use rights of the property have been granted for a term due to expire on 31st December, 2052 for office, commercial and residential uses.	The property is currently vacant.	HK$43,000,000 (15.3% interest attributable to the Group: HK$6,579,000)

Notes:

(1) According to Grant Contract for State-owned Land Use Rights No. (1992) 24 entered into between Qingdao Dongbu Area Development Command Office (Party A) and Shanghai Sifang Real Estate Industry Company and Forton Investment Limited (Party B) on 3rd August, 1992, Party A has agreed to grant the land use rights of Lots A-11, 12, 13 and 14 of Qingdao Dongbu Development Area to Party B.

Subsequently Shanghai Sifang Real Estate Industry Company and Forton Investment Limited together with a third party have incorporated a co-operative joint venture company known as Qingdao Sihe Property Development Co., Ltd. in which the Group holds 30% attributable interest to hold the title to the property.

The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Site area	:	26,224 sq.m. (subject to site survey result) According to the Joint Venture Contract dated 28th December, 1992, the actual site area is 22,128.60 sq.m.
(ii)	Use of land	:	Office, commercial, residential

(iii) Land use term : Due to expire on 31st December, 2052

(iv) Land premium : RMB39,336,000

(v) Plot ratio : 3

(2) According to Business Licence No. 000978, Qingdao Sihe Property Development Co., Ltd. has been established with a registered capital of RMB64,000,000 for an operation period from 16th June, 1993 to 15th June, 2013.

(3) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Qingdao Sihe Property Development Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(4) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	No
Grant Contract for State-owned Land Use Rights	Yes
Real Estate Title Certificate	No
Joint Venture Contract	Yes
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
126.	53 unsold villas in Phase 1.1 and 1.2 of Laguna Verona, situated in Hwang Gang Lake Composite Development, Houjie Town, Dongguan, Guangdong Province	The property comprises 53 villas in Phases 1.1 and 1.2 of Laguna Verona completed in 1996. The total gross floor area of the property is, as advised by the Group, approximately 124,812 sq.ft. (11,595.32 sq.m.). The land use rights of the property have been granted for a term of 70 years from September 1992 to September 2062 for commodity house, villa and ancillary facilities uses.	The property is currently vacant.	HK$45,000,000 (46.27% interest attributable to the Group: HK$20,821,500)

Notes:

(1) The property comprises the following Houses of Phase 1.1 and 1.2 of Laguna Verona:

House No. 3125, 3129, 3370, 3122, 2163, 2203, 2209, 2237, 2238, 2239, 2252, 2253, 2303, 2330, 2332, 3316, 3317, 3320, 3321, 3322, 2202, 3107, 3112, 3113, 2120, 2315, 2316, 2320, 2321, 2335, 2336, 2338, 2572, 2580, 2582, 3310, 3311, 3516, 3528, 3127, 2561, 3117, 3210, 3237, 2121, 2357, 3526, 2552, 2218, 3318, 3319, 3513, 2583

(2) According to Certificate for the Use of State-Owned Land No. (1992) 17 dated 28th September, 1992 issued by the People's Government of Guangdong Province, the land uses rights of Phase 1 of Lakeview (now known as Laguna Verona) (comprising Phases 1.1, 1.2, 1.3 and 1.4) comprising a site area of approximately 630,000 sq.m. have been granted to Dongguan Asia Commercial Hwang Gang Lake Development Company Limited ("Dongguan Asia Commercial") in which the Group holds 46.27% attributable interest with a land use term of 70 years from September 1992 to September 2062 for commodity house, villa and ancillary facilities uses.

(3) According to Grant Contract for State-owned Land Use Rights No. (1992) 84 entered into between Dongguan Land Administrative Bureau (Party A) and Dongguan Asia Commercial (Party B) on 5th September, 1992. Party A has agreed to grant the land use rights of land, comprising a site area of 630,000 sq.m., to Party B at a land premium of RMB6,300,000 for the development of Hwang Gang Lake Commercial/Residential Villa District.

(4) According to the Approval in respect of the Plot Ratio of Hwang Gang Lake Commercial Development dated 1st January, 1993 issued by Dongguan Houjie Town People's Government City and Town Construction Planning Office, the plot ratio of Dongguan Lakeview shall be 1.1.

(5) According to the Business Licence No. 004634 dated 30th October, 1992 with amendment on 11th August, 1999, Dongguan Asia Commercial has been established with a registered captial of US$49,510,000 and has an operation period from 30th October, 1992 to 29th October, 2042.

(6) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Dongguan Asia Commercial is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(7) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Joint Venture Contract with Supplementary Agreements	Yes
Business Licence	Yes
Permits for the Pre-sale of Commodity House	Yes

Group VI – Property interests held by the Group in the PRC under development

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
127.	Sheraton Shenyang Lido Hotel, 386 Qingnian Avenue, Heping District, Shenyang, Liaoning Province	The property occupies an irregular-shaped site with an area of approximately 176,110 sq.ft. (16,361 sq.m.). The property is planned to comprise a 610-room tourist class hotel with retail area. The proposed development is scheduled for completion in December 2000. The property is planned to comprise a total gross floor area of approximately 861,120 sq.ft. (80,000 sq.m.). The land use rights of the property have been granted for respective terms due to expire on 1st July, 2042 and 16th September, 2047 respectively.	The property is currently under construction.	HK$325,000,000 (70% interest attributable to the Group: HK$227,500,000)

Notes:

(1) According to Certificate of the Use of State-owned Land No. (1999)0139 dated 27th July, 1999, the land use rights of the land situated at 370 Qingnian Avenue, comprising a site area of 2,966 sq.m., have been granted to 長和（瀋陽）物業有限公司 (Changhe (Shenyang) Property Co., Ltd.) in which the Group holds 70% attributable interest for a term due to expire on 16th September, 2047 for "Office" use.

According to Certificate for the Use of State-owned Land No. (2000)0500 dated 29th December, 1999, the land use rights of the land situated at 386 Qingnian Avenue, comprising a site area of 13,395 sq.m., have been granted to 長陽國際酒店（瀋陽）有限公司 (Changyang International Hotel (Shenyang) Co., Ltd.) in which the Group holds 70% attributable interest for a term due to expire on 1st July, 2042 for "Composite" uses.

(2) According to Planning Permit for Construction Works No. (93)954 issued by the Planning Bureau of Shenyang on 9th July, 1993, the development scale of the property is permitted to comprise a total gross floor area of 140,000 sq.m..

(3) According to Business Licence No. 02602, Changyang International Hotel (Shenyang) Co., Ltd. has been incorporated as an equity joint venture enterprise (Hong Kong capital) with a registered capital of US$12,000,000 and an operation period from 2nd December, 1994 to 1st December, 2024.

According to Business Licence No. 100491, Changhe (Shenyang) Property Co., Ltd. has been incorporated as a co-operative enterprise (Taiwan, Hong Kong and Macau capital) with a registered capital of US$8,800,000 and an operation period from 11th December, 1998 to 10th December, 2048.

As advised by the Group, the registered capital of Changhe (Shenyang) Property Co., Ltd. has been increased to US$11,300,000.

(4) As advised by the Group, as at the date of valuation, the total construction cost expended on the development was in the sum of approximately RMB713,000,000 and the outstanding cost to complete the same is estimated to be RMB138,000,000. We have taken into account such costs in our valuation.

(5) The capital value if completed of the property is HK$436,000,000.

(6) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Changyang International Hotel (Shenyang) Co., Ltd. and Changhe (Shenyang) Property Co., Ltd. are in possession of a proper legal title to the property and are entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payments payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the proposed development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata–titled basis, may be freely disposed of to both local and overseas purchasers.

(7) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	N/A
Planning Permit for Construction Works	Yes
Real Estate Title Certificate	N/A
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
128.	Phases II to V, Four Seasons, Huamu, Pudong New District, Shanghai	The property comprises portion of Site 1 of Four Seasons. The total site area of Site 1 of Four Seasons is approximately 2,653,229 sq.ft. (246,491 sq.m.) The property is planned to be developed into a residential development with total gross floor area of approximately 819,394 sq.ft. (76,123.56 sq.m.). The land use rights of the property have been granted for a term of 70 years from May 1995 to May 2065.	The property is currently under construction.	HK$260,000,000 (50% interest attributable to the Group: HK$130,000,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (95) 299 dated 17th August, 1995, the land use rights of The Four Seasons Villas, comprising a total site area of 246,491 sq.m., have been granted to 長匯發展(上海)有限公司 (Bayswater Developments (Shanghai) Ltd.) in which the Group holds 50% attributable interest for a term of 70 years from 5th May, 1995 to 4th May, 2065 for "commodity housing for local and overseas sales" use.

(2) According to the Grant Contract for State-owned Land Use Rights No. (1994) 006 dated 24th February, 1994 with Supplementary Agreements dated 4th April, 1995, the salient terms are as follows:

(i)	Total site area	:	246,491 sq.m.
(ii)	Total land premium	:	US$9,879,931
(iii)	Plot ratio	:	0.45
(iv)	Uses	:	Residential
(v)	Land use term	:	70 years

(3) According to Business Licence No. 307245, Bayswater Developments (Shanghai) Ltd. has been incorporated as a wholly owned foreign enterprise with a registered capital of US$30,000,000 and an operation period from 31st December, 1994 to 30th December, 2014.

(4) As advised by the Group, as at the date of valuation, the total construction cost expended on the development was in the sum of HK$67,600,000 and the outstanding cost to complete the same is estimated to be HK$451,000,000. We have taken into account such costs in our valuation.

(5) The capital value if completed of the property is HK$953,000,000.

(6) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

   (i) Bayswater Developments (Shanghai) Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

   (ii) all land premium and other costs of ancillary utilities services have been settled in full;

   (iii) the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

   (iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(7) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Joint Venture Contract	N/A
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
129.	Sheraton Chengdu Lido Hotel, 15 Renmin Central Road Section 1 (formerly known as 11–29 Renmin Central Road and 47–78 Dongyuheyuan Street), Qingyang District, Chengdu, Sichuan Province	The property occupies an irregular-shaped site with an area of approximately 49,673 sq.ft. (4,614.69 sq.m.). The property is planned to comprise a 423-room tourist class hotel with retail area. The proposed development is scheduled for completion in June 2000. The property is planned to comprise a total gross floor area of approximately 606,562 sq.ft. (56,350.98 sq.m.). The land use rights of the property have been granted for a term of 50 years from August 1998.	The property is currently under construction.	HK$253,000,000 (70% interest attributable to the Group: HK$177,100,000)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (1998) 237 dated August 1998, the land use rights of the property, comprising a site area of 4,614.69 sq.m., have been granted to 成都長天有限公司 (Chengdu Changtian Co., Ltd.) and 成都長都實業開發有限公司(Chengdu Changdu Enterprise Development Co., Ltd.) in which the Group holds 70% attributable interest respectively for a term of 50 years for "hotel and composite services" uses.

(2) According to Grant Contract for State-owned Land Use Rights No. (1998) 28 entered into between the State Land Bureau of Chengdu ("the Grantor") and Chengdu Changtian Co., Ltd. and Chengdu Changdu Enterprise Development Co., Ltd. ("the Grantees") on 11th August, 1998, the Grantor has agreed to grant the land use rights situated at 11-29 Renmin Central Road and 47-78 Dongyuheyuan Street to the Grantees. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:–

(i)	Site area	:	4,614.69 sq.m.
(ii)	Use of land	:	Hotel and composite services
(iii)	Land use term	:	50 years
(iv)	Land premium	:	RMB3,460,000

(3) According to Planning Permit for Construction Works No. (96)492 issued by the Planning Bureau of Chengdu on 18th September, 1996, the development scale of the property is permitted to comprise a total gross floor area of 68,000 sq.m..

(4) According to Business Licence No. 0268, Chengdu Changtian Co., Ltd. has been incorporated as a sino-foreign co-operative enterprise (Hong Kong capital) with a registered capital of RMB98,000,000 and an operation period from 18th June, 1998 to 17th June, 2048.

According to Business Licence No. 0267, Chengdu Changdu Enterprise Development Co., Ltd. has been incorporated as a sino-foreign co-operative enterprise (Hong Kong capital) with a registered capital of RMB90,000,000 and an operation period from 18th June, 1998 to 17th June, 2048.

(5) The opinion of the Group's legal adviser on PRC law states, inter alia, that:–

(i) The Land Administrative Bureau of Chengdu has entered into respective Grant Contracts for State-owned Land Use Rights with and has issued Certificate for the Use of State-owned Land to Chengdu Changtian Co., Ltd. and Chengdu Changdu Enterprise Development Co., Ltd. in respect of the land use rights of the land with a site area of 4,614.69 sq.m..

(ii) Chengdu Changtian Co., Ltd. and Chengdu Changdu Enterprise Development Co., Ltd. may legally transfer, lease and mortgage the land use rights during the land use term of 50 years.

(6) As advised by the Group, as at the date of valuation, the total construction cost expended on the development was in the sum of approximately RMB143,000,000 and the outstanding cost to complete the same is estimated to be RMB193,000,000. We have taken into account such costs in our valuation.

(7) The capital value if completed of the property is HK$433,000,000.

(8) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Chengdu Changtian Co., Ltd. and Chengdu Changdu Enterprise Development Co., Ltd. are in possession of a proper legal title to the property and are entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payments payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the proposed development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be freely disposed of to both local and overseas purchasers.

(9) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Planning Permit for Construction Works	Yes
Real Estate Title Certificate	N/A
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
130.	Phase II.2, Pacific Plaza, Lots A-11, 12, 13, 14, Qingdao Dongbu Development Area, Qingdao, Shandong Province	Pacific Plaza occupies a site with an area of approximately 238,192 sq.ft. (22,128.60 sq.m.). Pacific Plaza is planned to be developed into 2 Phases. Phase II is subdivided into Phase II.1 and II.2. Phase II.2 is under development. The property comprises Phase II.2 of Pacific Plaza. The property is planned to be developed into a residential development with a total gross floor area of 247,214 sq.ft. (22,966.74 sq.m.). The land use rights of the property have been granted for a term to expire on 31st December, 2052 for office, commercial and residential uses.	The property is currently under construction.	HK$24,000,000 (15.3% interest attributable to the Group: HK$3,672,000)

Notes:

(1) According to Grant Contract for State-owned Land Use Rights No. (1992) 24 entered into between Qingdao Dongbu Area Development Command Office (Party A) and Shanghai Sifang Real Estate Industry Company and Forton Investment Limited (Party B) on 3rd August, 1992, Party A has agreed to grant the land use rights of Lots A-11, 12, 13 and 14 of Qingdao Dongbu Development Area to Party B. *The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:*

(i)	Site area	:	26,224 sq.m. (subject to site survey result) According to the Joint Venture Contract dated 28th December, 1992, the actual site area is 22,128.60 sq.m.
(ii)	Use of land	:	Office, commercial, residential
(in)	Land use term	:	Due to expire on 31st December, 2052
(iv)	Land premium	:	RMB39,336,000
(v)	Plot ratio	:	3

Subsequently Shanghai Sifang Real Estate Industry Company and Forton Investment Limited together with a third party have incorporated a co-operative joint venture company known as Qingdao Sihe Property Development Co., Ltd. in which the Group holds 30% attributable interest to hold the title to the property.

(2) According to Business Licence No. 000978, Qingdao Sihe Property Development Co., Ltd. has been established with a registered capital of RMB64,000,000 for an operation period from 16th June, 1993 to 15th June, 2013.

(3) As advised by the Group, as at the date of valuation, the total construction cost expended on the development was in the sum of HK$100,000 and the outstanding construction cost to complete the same is estimated to be HK$84,500,000.

(4) The capital value if completed of the property is HK$143,000,000.

(5) We have relied on the information provided by the Group and and prepared our valuation on the following assumptions:

(i) Qingdao Sihe Property Development Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(6) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	No
Grant Contract for State-owned Land Use Rights	Yes
Real Estate Title Certificate	N/A
Joint Venture Contract	Yes
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
131.	Phases I and II of Fang 1 and Phase I of Fang 3A, San Fang Qi Xiang Project, Gulou District, Fuzhou, Fujian Province	The property occupies an irregular-shaped site with an area of approximately 459,868 sq.ft. (42,722.80 sq.m.). The proposed development is planned to comprise a composite development with a total gross floor area of approximately 1,710,410 sq.ft. (158,901 sq.m.) and a basement area of approximately 247,916 sq.ft. (23,032 sq.m.). Phases I and II of Fang 1 are scheduled for completion by June 2001 and December 2001 respectively whilst Phase I of Fang 3A is scheduled for completion by December 2004. The land use rights of the property have been granted for respective terms of 70 years for residential use and 50 years for other/composite uses.	The property is currently under construction.	HK$358,000,000 (89% interest attributable to the Group: HK$318,620,000)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (1999) 00768B issued by the Land Administrative Bureau of Fuzhou on 26th August, 1999, the land use rights of a portion of the property, comprising a site area of 30,281.80 sq.m., have been granted to 福建閩長置業有限公司 (Fujian Men Cheung Development Co., Ltd.) in which the Group holds 89% attributable interest for respective terms of 70 years for residential use and 50 years for other uses from 10th May, 1994.

According to Certificate for the Use of State-owned Land No. (1999) 00769B issued by the Land Administrative Bureau of Fuzhou on 26th August, 1999, the land use rights of a portion of the property, comprising a site area of 3,992 sq.m., have been granted to Fujian Men Cheung Development Co., Ltd. for respective terms of 70 years for residential use and 50 years for composite uses from 10th May, 1994.

According to Certificate for the Use of State-owned Land No. (1999) P06661 issued by the Land Administrative Bureau of Fuzhou on 26th August, 1999, the land use rights of a portion of the property, comprising a site area of 6,153 sq.m., have been granted to Fujian Men Cheung Development Co., Ltd. for respective terms of 70 years for residential use and 50 years for composite uses from 3rd June, 1999.

According to Approval Letter for Construction Land No. 0288665 issued by the Land Administrative Bureau of Fuzhou on 30th December, 1999, the permitted user of a portion of the property, comprising a site area of 2,296 s.m., is Fujian Men Cheung Development Co., Ltd..

(2) According to Grant Contract for State-owned Land Use Rights No. (1993) 038 entered into between the Land Administrative Bureau of Fuzhou ("the Grantor") and 長江實業(福建)有限公司 ("the Grantee") on 13th May, 1993, the Grantor has agreed to grant the land use rights of San Fang Qi Xiang Project to the Grantee. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:–

(i)	Site area	:	440,666 sq.m. (661 Mu)
(ii)	Gross floor area	:	930,000 sq.m.
(iii)	Use of land	:	Commercial, tourism, cultural, entertainment and residential
(iv)	Land use term	:	70 years for residential use and 50 years for other/composite uses from the date of issue of the Certificate for the Use of State–owned Land
(v)	Land premium	:	RMB989,500 per Mu (inclusive of demolition and resettlement costs); the Grantee shall also pay to the Grantor 5% of the profit generated from the development of the site on an annual basis
(vi)	Building covenant	:	the Grantee shall complete at least 80% of the development within 7 years from the date of signing this contract and obtaining the first portion of the land (43 Mu)

According to the Supplemental Contract entered into between the Grantor and 福建長江福輝集團有限公司 (Fujian Cheung Kong Fu Hui Holdings Co., Ltd.) on 23rd February, 1994, the total developable gross floor area of San Fang Qi Xiang Project is increased to 1,023,000 sq.m. with the amount of land premium remained unchanged.

According to the Supplemental Contract II entered into between the Grantor and Fujian Cheung Kong Fu Hui Holdings Co., Ltd. on 26th September, 1997, a piece of land comprising San Fang Qi Xiang Project with a site area of 6.44 Mu (4,293 sq.m.) will be transferred to the Electricity Bureau of Fuzhou and the land premium (based on RMB989,500 per Mu) will be refunded.

As advised by the Group, 長江實業(福建)有限公司 had been invested by Cheung Kong (Holdings) Limited and 香港福輝首飾有限公司 and renamed as Fujian Cheung Kong Fu Hui Holdings Co., Ltd.. Subsequently 香港福輝首飾有限公司 had withdrawn its investment and Fujian Cheung Kong Fu Hui Holdings Co., Ltd. was renamed as Fujian Men Cheung Development Co., Ltd..

(3) According to Planning Permit for Construction Works No. (99)004 issued by the Urban Planning Bureau of Fuzhou on 18th January, 1999, the development scale of the composite block in Phase 1 of the property is permitted to comprise a total gross floor area of 103,831 sq.m..

(4) According to Business No. 000876, Fujian Men Cheung Development Co., Ltd. has been incorporated as a wholly-owned foreign enterprise with a registered capital of US$42,000,000 and an operation period from 12th May, 1993 to 12th May, 2063.

(5) The opinion of the Group's legal adviser on PRC law states, inter alia, that:–

(i) Fujian Men Cheung Development Co., Ltd. has legally obtained the land development rights of the property.

(ii) Fujian Men Cheung Development Co., Ltd. has obtained relevant planning permits and pre-sale permits in respect of the property and may legally carry out sale of the property.

(6) As advised by the Group, as at the date of valuation, the total construction cost expended on the development was in the sum of approximately RMB195,000,000 and the outstanding cost to complete the same is estimated to be RMB340,000,000. We have taken into account such costs in our valuation.

(7) The capital value if completed of the property is HK$895,000,000.

(8) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Fujian Men Cheung Development Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payments payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be freely disposed of to both local and overseas purchasers.

(9) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Planning Permit for Construction Works	Yes (part)
Real Estate Title Certificate	N/A
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
132.	Phase I, Le Parc, Futian District, Shenzhen, Guangdong Province	The property comprises Phase I of Le Parc. The whole Le Parc occupies a site with an area of 1,679,292 sq.ft. (156,010 sq.m.). The property is planned to be developed into a residential development with a total gross floor area of approximately 1,151,748 sq.ft. (107,000 sq.m.). The land use rights of the property have been granted for a term of 70 years from 28th July, 1998 to 27th July, 2068 for residential and ancillary uses.	The property is currently under construction.	HK$323,000,000 (50% interest attributable to the Group: HK$161,500,000)

Notes:

(1) According to Grant Contract for State-owned Land Use Rights No. (1998) 9003 entered into between State Land and Planning Bureau of Shenzhen (Party A) and Bayswater Developments Limited (Party B) on 28th July, 1998 and its Supplementary Agreement entered into between State Land and Planning Bureau of Shenzhen, Bayswater Developments Limited and Hutchison Whampoa Properties (Shenzhen) Co., Ltd. on 8th July, 1999, Party A has agreed to grant the land use rights of the land lot nos. B203-0009, B203-0010, B203-0011, B203-0006, B203-0007 and B203-0008 to Hutchison Whampoa Properties (Shenzhen) Co., Ltd. in which the Group holds 50% attributable interest. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows-.

(i)	Site area	:	156,010.80 sq.m.
(ii)	Gross floor area	:	Not exceed 437,905 sq.m., of which 402,000 sq.m. of residential and 6,000 sq.m. of commercial can be sold as commodity housing and the remaining area is public facilities. The total gross floor area of public facilities is 29,905 sq.m., of which 15,705 sq.m. will be delivered to the government at the costs whilst the other public facilities will be delivered to the government at no consideration. Portions of the land of these public facilities with site area of 36,000 sq.m. and the land for public transportation stops will be also delivered to the government.
(iii)	Use of land	:	Residential and ancillary uses
(iv)	Land use term	:	70 years from 28th July, 1998 to 27th July, 2068
(v)	Land premium	:	RMB112,039,262
(vi)	Building covenant	:	The entire development shall be completed before 27th July, 2006.

(2) According to six Real Estate Title Certificates Nos. 3000039345, 3000039346, 3000039347, 3000039348, 3000039349 and 3000039350 issued by the People's Government of Shenzhen, the land use rights of land lot nos. B203-0006, B203-0007, B203-0008, B203-0009, B203-0010 and B203-0011 with total site area of 156,010 sq.m. have been granted to Hutchison Whampoa Properties (Shenzhen) Co., Ltd. for a term of 70 years from 28th July, 1998 to 27th July, 2068 for residential use.

(3) According to Planning Permit for Construction Land No. 1998-003 issued by State Land and Planning Bureau of Shenzhen on 25th June, 1998, Hutchsion Whampoa Properties (Shenzhen) Co., Ltd. is permitted to develop residential development with ancillary facilities of total gross floor area of 437,905.16 sq.m. and a site of 156,394.7 sq.m.

(4) According to Business Licence No. 305826, Hutchison Whampoa Properties (Shenzhen) Co., Ltd. has been incorporated as a sole-proprietorship enterprise (foreign investor) with a registered capital of US$54,000,000 and an operation period from 13th July, 1998 to 13th July, 2028.

(5) As advised by the Group, as at the date of valuation, the total construction cost expended on the development was in the sum of approximately HK$72,500,000 and the outstanding cost to complete the same is estimated to be HK$366,000,000. We have taken into account such costs in our valuation.

(6) Portion of the development with a gross floor area of 46,581 sq.m. is pre-sold at a total consideration of HK$351,000,000. The capital value if completed of the property is HK$856,000,000.

(7) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Hutchison Whampoa Properties (Shenzhen) Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(8) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	N/A
Grant Contract for State-owned Land Use Rights	Yes
Real Estate Title Certificate	Yes (for land portion)
Joint Venture Contract	N/A
Business Licence	Yes

Group VII – Property interests held by the Group in the PRC for future development

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
133.	Site 2, Huasi Lu, Huamu, Pudong New District, Shanghai	The property comprises a site with an area of approximately 4,873,509 sq.ft. (452,760 sq.m.). The property is planned to be developed into a residential development with a total gross floor area of approximately 1,639,629 sq.ft. (152,325.25 sq.m.) for villas and low rise buildings and a school of 88,263 sq.ft. (8,199.83 sq.m.). The land use rights of the property have been granted for a term from 12th November, 1993 to 12th November, 2063 for residental use.	The property is currently vacant.	HK$303,000,000 (31% interest attributable to the Group: HK$93,930,000)

Notes:

(1) According to Certificate for the Use of State-owned Land No. 015 issued by Shanghai Pudong New Area Composite Planning and Land Bureau on 12th November, 1993, the land use rights of a piece of land situated at Huamu, comprising a site area of 452,760 sq.m., have been granted to Shanghai Pudong New Area Land Development Holdings Limited for a term of 70 years from 12th November, 1993 to 12th November, 2063 for residential use.

According to the remarks in the said Certificate, 20% of the land shall be handed over to the government after development.

Shanghai Pudong New Area Land Development Holdings Limited and Bayswater Developments Limited have agreed to incorporate a co-operative joint venture company known as Shanghai Helian Property Development Co., Ltd. in which the Group holds 31% attributable interest to hold the title to the property.

(2) According to Business Licence No.311540, Shanghai Helian Property Development Co., Ltd. has been established with a registered capital of US$15,050,000 and an operation period from 18th July, 1997 to 17th July, 2027.

(3) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Shanghai Helian Property Development Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(4) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	Yes*
Grant Contract for State-owned Land Use Rights	N/A
Joint Venture Contract	Yes
Business Licence	Yes

* Currently in the name of the PRC party of the Joint Venture. The land title will be transferred to the Joint Venture by stages.

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
134. Walton Plaza, Phases II & III, Xuhui District, Shanghai	The property comprises a site with an area of approximately 319,788 sq.ft. (29,709 sq.m.). The property is planned to be developed into a domestic sale residential development with a total gross floor area of approximately 1,287,373 sq.ft. (119,600.80 sq.m.). The land use rights of the property have been granted for a term of 50 years from 2nd March, 1995 to 1st March, 2045 for composite uses.	The property is currently vacant.	HK$293,000,000 (39.2% interest attributable to the Group: HK$114,856,000)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (1997) 100225 dated 25th July 1997, the land use rights of the property, comprising a total site area of 29,709 sq.m., have been granted to Shanghai Xin Hui Property Development Co., Ltd. and Shanghai Hehui Property Development Co., Ltd. in which the Group holds ultimately 39.2% attributable interest for a term of 50 years from 2nd March, 1995 to 1st March, 2045.

(2) According to Grant Contract for State-owned Land Use Rights of Shanghai No. (1993) 125 entered into between the Land Administrative Bureau of Shanghai (Party A) and Montoya (HK) Limited (70%), Shanghai Sifang Realty Enterprise Co., Ltd. (15%) and Shanghai Xuhui District Urban Construction Development Company (15%) (all referred to as Party B) on 7th September, 1993, Party A has agreed to grant the land use rights of Lot No. 48 of 14 Jiefang, Changle Road to Party B. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Site area	:	4,749 sq.m.
(ii)	Gross floor area	:	Not exceed 23,745 sq.m., of which residential area not exceed 30% of total gross floor area
(iii)	Use of land	:	Composite (commercial, office and residential)
(iv)	Land use term	:	50 years (70 years for any independent residential building provided that the site area is clearly delineated.)
(v)	Land premium	:	US$1,887,728
(vi)	Building covenant	:	the entire development shall be completed before 30th June, 1998

(3) According to Grant Contract for State-owned Land Use Rights of Shanghai No. (1994) 139 entered into between the Land Administrative Bureau of Shanghai (Party A) and Hildon Development Limited (80%), Shanghai Sifang Realty Enterprise Co., Ltd. (5%) and Shanghai Xuhui District Urban

Construction Development Company (15%) (all referred to as Party B) on 23rd December, 1994, Party A has agreed to grant the land use rights of Lot No. 58 of 14 Jiefang, Changle Road to Party B. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Site area	:	24,960 sq.m.
(ii)	Gross floor area	:	Not exceed 124,800 sq.m.
(iii)	Use of land	:	Composite (commercial, office and residential)
(iv)	Land use term	:	50 years (70 years for any independent residential building provided that the site area is clearly delineated.)
(v)	Land premium	:	US$10,296,000
(vi)	Building covenant	:	the entire development shall be completed before 30th June, 2000.

(4) According to the Business Licence No. 003502, Shanghai Xin Hui Property Development Co., Ltd. has been incorporated as a co-operative enterprise (Hong Kong, Macau and Taiwan capital) with a registered capital of US$15,600,000 and an operation period from 10th March, 1993 to 9th March, 2043.

(5) According to Business Licence No. 020656, Shanghai Hehui Property Development Co., Ltd. has been incorporated as a co-operative enterprise (Hong Kong, Macau and Taiwan capital) with a registered capital of US$46,330,000 and an operative period from 25th September, 1995 to 24th September, 2045.

(6) As advised by the Group, as at the date of valuation, the total construction cost expended on the development was in the sum of approximately HK$28,400,000. We have taken into account such costs in our valuation.

(7) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Shanghai Xin Hui Property Development Co., Ltd. and Shanghai Hehui Property Development Co., Ltd. are in possession of a proper legal title to the property and are together entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(8) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Joint Venture Contract	Yes
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
135.	Phases 1.3 and 1.4 of Laguna Verona, situated in Hwang Gang Lake Composite Development, Houjie Town, Dongguan, Guangdong Province	The property comprises Phases 1.3 and 1.4 of Phase 1 of Laguna Verona. The total site area of Phase 1 is approximately 6,781,320 sq.ft. (630,000 sq.m.). As advised by the Group, the property is planned to be developed for houses and low-rise residential buildings with a total planned gross floor area of approximately 1,277,698 sq.ft. (118,701 sq.m.). The land use rights of the property have been granted for a term of 70 years from September 1992 to September 2062 for commodity house, villa and ancillary facilities use.	The property comprises vacant building lots. The access roads connecting to Phases 1.1 and 1.2 and the property was completed.	HK$144,000,000 (46.27% interest attributable to the Group: HK$66,628,800)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (1992) 17 dated 28th September, 1992 issued by the People's Government of Guangdong Province, the land use rights of Phase 1 of Lakeview (now known as Laguna Verona) (comprising Phases 1.1, 1.2, 1.3 and 1.4) comprising a site area of approximately 630,000 sq.m. have been granted to Dongguan Asia Commercial Hwang Gang Lake Development Limited ("Dongguan Asia Commercial") in which the Group holds 46.27% attributable interest with a land use term of 70 years from September 1992 to September 2062 for commodity house, villa and ancillary facilities uses.

(2) According to Grant Contract of State-owned Land Use Rights No. (1992) 84 entered into between Dongguan Land Administrative Bureau (Party A) and Dongguan Asia Commercial (Party B) on 5th September, 1992, Party A has agreed to grant the land use rights of land, comprising a site area of 630,000 sq.m., to Party B at a land premium of RMB6,300,000 for the development of Hwang Gang Lake Commercial/Residential Villa District.

(3) According to the Approval in respect of the Plot Ratio of Hwang Gang Lake Composite Development dated 1st January, 1993 issued by Dongguan Houjie Town People's Government City and Town Construction Planning Office, the plot ratio of Dongguan Lakeview shall be 1.1.

(4) According to the Business Licence No. 004634 dated 30th October, 1992 with amendment on 11th August, 1999, Dongguan Asia Commercial has been established with a registered capital of US$49,510,000 and has an operation period from 30th October, 1992 to 29th October, 2042.

(5) As advised by the Group, the contracted site improvement costs attributable to the property as at 31st March, 2000 was approximately HK$124,060,000. As instructed, in the course of our valuation, we have taken into account such costs.

(6) We have relied on the information provided by the Group and prepared our valuation on the following assumption:–

(i) Dongguan Asia Commercial is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities;

(iv) the building covenant can be extended with the approval of the relevant parties without payment of any extra charges; and

(v) the property, whether as a whole or on a strata–titled basis, may be disposed of freely to both local and overseas purchasers.

(7) In accordance with the information provided to us by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Joint Venture Contract with Supplementary Agreements	Yes
Business Licence	Yes
Permits for the Pre-sale of Commodity House	No

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
136.	Phases 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 of Laguna Verona, having a total site area of approximately 2,776,617 sq.m., situated in Hwang Gang Lake Composite Development, Houjie Town, Dongguan, Guangdong Province	The property comprises Phases 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 of Laguna Verona, having a total site area of approximately 29,887,505 sq.ft. (2,776,617 sq.m.). The property is planned to be developed as a large scale residential development comprising various detached or semi-detached houses, town houses, low and high-rise residential buildings together with ancillary facilities. The total planned gross floor area of property, as advised by the Group, is approximately 22,292,029 sq.ft. (2,070,980 sq.m.). According to Certificate for the Use of State-owned Land Nos. (1994) 450-453, Grant Contract for State-owned Land Use Rights No. (1993) 428 and 6 Application Forms of the Grant Contract for State-owned Land Use Rights, the land use rights of the property have been granted for respective terms of 70 years for commercial/residential/ recreational and ancillary facilities uses.	The property is mainly undeveloped site grown with grasses and bushes.	HK$420,000,000 (46.27% interest attributable to the Group: HK$194,334,000)

Notes:

(1) According to four Certificates for the Use of State-owned Land Nos. (1994) 450-453 all dated 6 August 1994 issued by the People's Government of Guangdong Province, the land use rights of a site comprising a total site area of approximately 198,950 sq.m. (2,141,498 sq.ft.) have been granted to Dongguan Asia Commercial Hwang Gang Lake Development Limited (hereinafter referred to as "Dongguan Asia Commercial") in which the Group holds 46.27% attributable interest with the respective land use terms of 70 years from April 1994 to April 2064 for commercial/residential uses.

Details of the various certificates are as follows:–

Certificate No.	Approximate site area	
	(sq.m.)	*(sq.ft.)*
(1994) 450	66,550	716,344
(1994) 451	54,000	581,256
(1994) 452	36,900	397,192
(1994) 453	41,500	446,706
Total:	**198,950**	**2,141,498**

(2) According to four Grant Contracts for State-owned Land Use Rights Nos. (1993) 430, 431, 432 & 485 entered into between Dongguan Land Administrative Bureau (Party A) and Dongguan Asia Commercial (Party B), Party A has agreed to grant the land use rights of 4 pieces of land to Party B for the development of Hwang Gang Lake Commercial/Residential Villa District. The total land premium is RMB1,989,500. The salient conditions stipulated in the said contracts are summarised as follows:

Contract No.	Approximate Site Area *(sq.m.)*	Development Covenant
(1993) 430	66,550	Before 30/12/1997*
(1993) 431	54,000	Before 30/12/1996*
(1993) 432	36,900	Before 30/12/1996*
(1993) 485	41,500	Before 30/12/1997*
	198,950	

* *Save for force majeure events.*

We notice that the development covenant has expired. As instructed, in the course of our valuation, we have assumed that the development covenant has been extended by the relevant government authorities without payment of any substantial charges.

(3) According to Grant Contract for State-owned Land Use Rights No. (1993) 428 entered into between Dongguan Land Administrative Bureau (Party A) and Dongguan Asia Commercial (Party B), Party A has agreed to grant the land use rights of a piece of land, comprising a site area of 3,040 sq.m., to Party B at a land premium of RMB30,400. The land use term will be 70 years for villa uses.

As advised by the Group, this piece of land was formerly used for show house purposes. It is currently a vacant land.

(4) According to five Grant Contract for State-owned Land Use Rights issued by Dongguan Land Administrative Bureau, the land use rights of the site, comprising a total site area of approximately 2,509,877 sq.m., have been granted to Dongguan Asia Commercial for commercial/residential/ recreational and ancillary facilities uses with respective land use term of 70 years.

Details of the said contracts are as follows:–

Contract No.	Approximate site area	
	(sq.m.)	*(sq.ft.)*
(1998) 257	633,336	6,817,228
(1998) 254	408,234	4,394,231
(1998) 256	248,334	2,673,067
(1998) 258	656,670	7,068,396
(1998) 255	563,303	6,063,393
Total:	**2,509,877**	**27,016,315**

(5) According to an Application Form of the Grant Contract for State-owned Land Use Rights dated 7th April, 1993 issued by the Dongguan Land Administrative Bureau, consent is granted to Dongguan Asia Commercial for the acquisition of the site with an area of 64,750 sq.m. for road uses.

(6) As advised by the Group, the property is planned to be developed on the above-mentioned sites. Therefore, according to the Certificates for the Use of State-owned Land, Grant Contracts for State-owned Land Use Rights and the Application Form, the total site area of the property is as follows:–

	Approximate site area	
	(sq.m.)	*(sq.ft.)*
4 Certificates for the Use of State-owned Land	198,950	2,141,498
1 Grant Contract for State-owned Land Use Rights	3,040	32,723
5 Grant Contracts for State-owned Land Use Rights	2,509,877	27,016,315
1 Application Form	64,750	696,969
Total:	**2,776,617**	**29,887,505**

(7) According to the Notice dated 23rd January, 1996 issued by Dongguan Land Administrative Bureau, the procedures of application for the Certificate for the Use of State-owned Land, for the remaining portion of land within the 7,000 Mu land (as advised, that refers to the whole Hwang Gang Lake Composite Development) of Dongguan Asia Commercial, are being processed.

(8) According to the Approval in respect of the Plot Ratio of Hwang Gang Lake Composite Development dated 1st January, 1993 issued by Dongguan Houjie Town People's Government City and Town Construction Planning Office, the plot ratio of Dongguan Lakeview shall be 1.1.

(9) According to the Business Licence No. 004634 dated 30th October, 1992 with amendment on 11th August, 1999, Dongguan Asia Commercial has been established with a registered capital of US$49,510,000 and an operation period from 30th October, 1992 to 29th October, 2042.

(10) As advised by the Group, the contracted site improvement costs attributable to the property as at 31st March, 2000 was approximately HK$18,999,000. As instructed, in the course of our valuation, we have taken into account such costs.

(11) We have relied on the information provided by the Group and prepared our valuation on the following assumption:–

(i) Dongguan Asia Commercial is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development of the property are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(12) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	Yes (Part)
Grant Contract for State-owned Land Use Rights	Yes (Part)
Joint Venture Contract with Supplementary Agreement	Yes
Business Licence	Yes
Permits for the Pre-sale of Commodity House	No

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
137.	Tangjiawan, Zhuhai, Guangdong Province	The property comprises a site with an area of approximately 4,797,208 sq.ft. (445,671.50 sq.m.) The property is planned to be developed into a residential development with shopping facilities. The planned total gross floor area is approximately 4,797,213 sq.ft. (445,671.95 sq.m.) The land use rights of the property have been granted for a term from 9th February, 1999 to 30th January, 2049.	Portion of the property is under development.	HK$217,000,000 (50% interest attributable to the Group: HK$108,500,000)

Notes:

(1) According to Grant Contract for State-owned Land Use Rights of Zhuhai No. (1998) 64 entered into between State Land Bureau of Zhuhai (Party A) and Zhu Kuan Real Estate Exploitation Corporation Ltd. of Zhuhai S.E.Z. (Party B) on 5th December, 1998, Party A has agreed to grant the land use rights of a site situated at the east side of Tangjia Pearl World to Party B. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Site area	:	445,671.5 sq.m.
(ii)	Plot ratio	:	1
(iii)	Use of land	:	Commercial/residential and villa
(iv)	Land use term	:	50 years from 5th December, 1998 to 5th December, 2048
(v)	Land premium	:	RMB280,773,045
(vi)	Building covenant	:	The entire development shall be completed before December, 2008.

(2) According to Real Estate Title Certificate No. 1912799, the land use rights of the site situated at the east side of Tangjia Pearl World with site area of 445,671.50 sq.m. have been granted to Zhu Kuan Real Estate Exploitation Corporation Ltd. of Zhuhai S.E.Z. for a term from 9th February, 1999 to 30th January, 2049 for Villa use.

(3) According to the Transfer Permit for State-owned Land Use Right No. (99) 3787 issued by State Land Bureau of Zhuhai on 9th February, 1999, Zhu Kuan Real Estate Exploitation Corporation Ltd. of Zhuhai S.E.Z. is permitted to transfer the land use rights of a site situated at the east side of Tangjia Pearl World with site area of 445,671.5 sq.m. for villa use to Zhuhai Heguang Property Development Company Ltd.. The land use term of the site is from 9th February, 1999 to 30th January, 2049.

(4) According to the Articles of Association of Hutchison Whampoa Properties (Zhuhai) Company Limited, Zhuhai Heguang Property Development Company Ltd. is renamed as Hutchison Whampoa Properties (Zhuhai) Company Limited in which the Group holds 50% attributable interest.

(5) According to Business Licence No. 000462, Hutchison Whampoa Properties (Zhuhai) Company Limited has been incorporated as a wholly-owned foreign enterprise with a registered capital of US$15,000,000 and an operation period from 8th July, 1994 to 8th July, 2024.

(6) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Hutchison Whampoa Properties (Zhuhai) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(7) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	N/A
Grant Contract for State-owned Land Use Rights	Yes
Real Estate Title Certificate	Yes (for land portion)
Business Licence	Yes

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
138. Lot G, Huangsha Metro Station, Liwan District, Guangzhou, Guangdong Province	The property comprises an irregular-shaped site having an area of approximately 369,065 sq.ft. (34,287 sq.m.). The proposed development is planned to comprise a high-rise commercial/residential development with a total gross floor area of approximately 1,868,738 sq.ft. (173,610 sq.m.). The land use rights of the property have been granted for respective terms of 70 years for residential use and 50 years for other use from the date of issue of the Certificate for the use of state-owned land.	The property is currently vacant.	HK$292,000,000 (50% interest attributable to the Group: HK$146,000,000)

Notes:

(1) According to the Co-operative Joint Venture Contract entered into between 廣州市地下鐵道總公司 (Guangzhou Metro Corporation) ("Party A") and 雅和有限公司 (Afford Limited) ("Party B") on 7th December, 1993, the two parties agreed to jointly operate a co-operative joint venture enterprise known as 廣州捷一雅和房地產開發有限公司 (Guangzhou Metro-Ford Property Development Co., Ltd.) in which the Group holds 50% attributable interest to develop the property. The property will be granted with the land use rights of a land having a site area of approximately 34,287 sq.m. and a developable gross floor area of 173,610 sq.m.. The land use rights will be granted for respective terms of 70 years for residential use and 50 years for other use from the date of issue of the Certificate for the Use of State-owned Land.

(2) According to Business Licence No. 000389, Guangzhou Metro–Ford Property Development Co., Ltd. has been incorporated with a registered capital of HK$400,000,000 and an operation term from 31st December, 1993 to 31st December, 2013.

(3) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Guangzhou Metro-Ford Property Development Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payments payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the proposed development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be freely disposed of to both local and overseas purchasers.

(4) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	N/A
Grant Contract for State-owned Land Use Rights	N/A
Planning Permit for Construction Works	N/A
Real Estate Title Certificate	N/A
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
139.	Phases II to IV, Le Parc, Futian District, Shenzhen, Guangdong Province	The property comprises Phases II to IV of Le Parc. The whole Le Parc occupies a site with an area of 1,679,292 sq.ft (156,010 sq.m.). The property is planned to be developed into a residential development with ancillary shopping facilities. The planned total gross floor area is approximately 3,239,882 sq.ft. (300,992.38 sq.m.). The land use rights of the property have been granted for a term of 70 years from 28th July, 1998 to 27th July, 2068 for residential and ancillary uses.	The property is currently vacant.	HK$445,000,000 (50% interest attributable to the Group: HK$222,500,000)

Notes:

(1) According to Grant Contract for State-owned Land Use Rights No. (1998) 9003 entered into between State Land and Planning Bureau of Shenzhen (Party A) and Bayswater Developments Limited (Party B) on 28th July, 1998 and its Supplementary Agreement entered into between State Land and Planning Bureau of Shenzhen, Bayswater Developments Limited and Hutchison Whampoa Properties (Shenzhen) Co., Ltd. on 8th July, 1999, Party A has agreed to grant the land use rights of the land lot nos. B203-0009, B203-0010, B203-0011, B203-0006, B203-0007 and B203-0008 to Hutchison Whampoa Properties (Shenzhen) Co., Ltd. in which the Group holds 50% attributable interest. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Site area	:	156,010.80 sq.m.
(ii)	Gross floor area	:	Not exceed 437,905 sq.m., of which 402,000 sq.m. of residential and 6,000 sq.m. of commercial can be sold as commodity housing and the remaining area is public facilities. The total gross floor area of public facilities is 29,905 sq.m., of which 15,705 sq.m. will be delivered to the government at the costs whilst the other public facilities will be delivered to the government at no consideration. Portions of the land of these public facilities with site area of 36,000 sq.m. and the land for public transportation stops will be also delivered to the government.
(iii)	Use of land	:	Residential and ancillary uses.
(iv)	Land use term	:	70 years from 28th July, 1998 to 27th July, 2068
(v)	Land premium	:	RMB112,039,262
(vi)	Building covenant	:	The entire development shall be completed before 27th July, 2006.

(2) According to six Real Estate Title Certificates Nos. 3000039345, 3000039346, 30000393347, 3000039348, 3000039349, and 3000039350 issued by the People's Government of Shenzhen, the land use rights of land lot nos. B203-0006, B203-0007, B203-0008, B203-0009, B203-0010 and B203-0011 with total site area of 156,010 sq.m. have been granted to Hutchison Whampoa Properties (Shenzhen) Co., Ltd. for a term of 70 years from 28th July, 1998 to 27th July, 2068 for residential use.

(3) According to Planning Permit for Construction Use Land No. 1998-003 issued by State Land and Planning Bureau of Shenzhen on 25th June, 1998, Hutchison Whampoa Properties (Shenzhen) Co., Ltd. is permitted to develop residential development with ancillary facilities of total gross floor area of 437,905.16 sq.m. and a site of 156,394.7 sq.m.

(4) According to Business Licence No. 305826, Hutchison Whampoa Properties (Shenzhen) Co., Ltd. has been incorporated as a sole-proprietorship enterprise (foreign investor) with a registered capital of US$54,000,000 and an operation period from 13th July, 1998 to 13th July, 2028.

(5) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Hutchison Whampoa Properties (Shenzhen) Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(6) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	N/A
Grant Contract for State-owned Land Use Rights	Yes
Realt Estate Title Certificate	Yes (for land portion)
Joint Venture Contract	N/A
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
140.	Sites in Xuedairenzhuang Village, Tianzhu Town, Shunyi District, Beijing	The property comprises 4 pieces of contiguous site with a total site of approximately 13,675,662 sq.ft. (1,270,500 sq.m.). The property is planned to be developed into a residential development with a total gross floor area of approximately 6,273,621 sq.ft. (638,575 sq.m.). The land use rights of the property have been granted for respective terms of 70 years from 1st January, 1995, 1st January, 1996 and 1st January, 1997 respectively.	The property is currently vacant.	HK$1,365,000,000 (35% interest attributable to the Group: HK$477,750,000)

Notes:

(1) According to 4 Certificates for the Use of State-owned Land Nos. (93)90, (93)91, (93)92, (93)93 all issued by Beijing Land Administrative Bureau in November, 1993, the legal titles of the sites with a total site area of approximately 1,270,500 sq.m., are respectively vested in Beijing Fu Wah Real Estates Development Co., Ltd., Beijing Niceline Real Estates Development Co., Ltd., Beijing Chang Le Real Estates Development Co., Ltd., and Beijing PO Garden Real Estates Development Co., Ltd. in each of which the Group holds 35% attributable interest for a land use term of 70 years for villas/apartments project uses.

(2) According to 4 Grant Contracts for State-owned Land Use Rights (Grant of Raw Land) all dated 12th November, 1993 together with its respective Supplementary Agreement all dated 26th June, 1995, which all entered into between Beijing Land Administrative Bureau (Party A) and the respective Beijing Fu Wah Real Estates Development Co., Ltd., Beijing Niceline Real Estates Development Co., Ltd., Beijing Chang Le Real Estates Development Co., Ltd., and Beijing PO Garden Real Estates Development Co., Ltd. (collectively referred to as Party B), Party A has agreed to grant the land use rights of the property

to the respective Party B. The salient conditions as stipulated in the said contract are, inter alia, cited as follows:

(i)	Company Name of Party B	:	Beijing Fu Wah Real Estates Development Co., Ltd.	Beijing Niceline Real Estates Development Co., Ltd.	Beijing Chang Le Real Estates Development Co., Ltd.	Beijing PO Garden Real Estates Development Co., Ltd.
(ii)	Site Area	:	293,300 sq.m.	216,600 sq.m.	358,600 sq.m.	402,000 sq.m.
(iii)	Land Use Term	:	70 years from 1/1/1996 to 31/12/2065	70 years from 1/1/1996 to 31/12/2065	70 years from 1/1/1997 to 31/12/2066	70 years from 1/1/1995 to 31/12/2064
(iv)	Land Premium	:	RMB137,825,250	RMB90,092,250	RMB153,392,250	RMB 192,915,000
(v)	Permitted Use	:	Villa/Apartment	Villa/Apartment	Villa/Apartment	Villa/Apartment
(vi)	Plot ratio	:	0.5	0.5	0.5	0.5
(vii)	Permitted Gross Floor Area	:	148,000 sq.m.	110,000 sq.m.	180,000 sq.m.	210,000 sq.m.
(viii)	Green Area Ratio	:	≤ 50%	≤ 50%	≤ 50%	≤ 50%

(3) According to 4 Business Licences all issued by the People's Republic of China National Commerce and Industry Executive Administration Bureau on 20th July, 1995, the following companies are duly incorporated in the PRC. Details of the said licences are, inter alia, cited as follows:

Licence No.	003599 (2-2)	003597 (2-1)	003598 (2-1)	003600 (2-2)
Company Name of the Joint Venture	Beijing Fu Wah Real Estates Development Co., Ltd.	Beijing Niceline Real Estates Development Co., Ltd.	Beijing Chang Le Real Estates Development Co., Ltd.	Beijing PO Garden Real Estates Development Co., Ltd.
Registered Capital	US$8,000,000	US$8,000,000	US$12,000,000	US$12,000,000
Joint Venture Period	6/1/1993 to 5/1/2013	6/1/1993 to 5/1/2013	6/1/1993 to 5/1/2013	6/1/1993 to 5/1/2013

(4) The legal opinion of the Group's legal adviser on PRC law states, inter alias, that:

(i) By virtue of having obtained the respective Business Licence, Beijing Fu Wah Real Estates Development Co., Ltd. (the "Fu Wah Joint Venture"), Beijing Niceline Real Estates Development Co., Ltd. (the "Niceline Joint Venture"), Beijing Chang Le Real Estates Development Co., Ltd. (the "Chang Le Joint Venture") and Beijing PO Garden Real Estates Development Co., Ltd. (the "PO Garden Joint Venture") have been duly incorporated and are validily existing under the laws of the PRC as Sino-foreign cooperative joint ventures with limited liability and capable of suing and being sued.

(ii) In accordance with the respective Grant Contracts for State-owned Land Use Rights and by virtue of having obtained the respective Certificates the Use of State-owned Land, the Fu Wah Joint Venture, the Niceline Joint Venture, the Chang Le Joint Venture and the PO Garden Joint Venture duly own the respective portion of the granted land use rights of the property with a total site area of 1,270,500 sq.m. with a term of 70 years from 1st January, 1995, 1st January, 1996 and 1st January, 1997 for the purpose of constructing villas and apartments. The aforesaid Grant Contracts for State-owned Land Use Rights are valid, legally binding and enforceable in accordance with their terms.

(iii) By virtue of having obtained the respective Certificates for the Use of State-owned Land, the respective Planning Permits for Construction Land and the respective Planning Permits for Construction Works, the Fu Wah Joint Venture, the Niceline Joint Venture, the Chang Le Joint Venture and the PO Garden Joint Venture are entitled to develop and construct on the respective portion of the property subject to the terms of such certificates and permits.

(iv) The land use rights of the Land and each of the units and the buildings duly constructed on it (the "Development") are freely transferable by way of transfer, mortgage or letting.

(v) All land permium payable under the respective Grant Contracts for State-owned Land Use Rights and the law of the PRC have been paid and discharged by the Fu Wah Joint Venture, the Niceline Joint Venture, the Chang Le Joint Venture and PO Garden Joint Venture respectively.

(5) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Beijing Fu Wah Real Estates Development Co., Ltd., Beijing Niceline Real Estates Development Co., Ltd., Beijing Chang Le Real Estates Development Co., Ltd. and Beijing PO Garden Real Estate Development Co., Ltd. are together in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development of the property are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(6) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights with Supplementary Agreements	Yes
Joint Venture Contract with Supplementary Agreements	Yes
Business Licence	Yes

Group VIII – Property interests held by the Group in the PRC for operation

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
141.	Harbour Plaza Chongqing Hotel, Wuyi Road, Yuzhong District, Chongqing	The property occupies an irregular-shaped site wth an area of approximately 48,976 sq.ft. (4,550 sq.m.). The property comprises an international class hotel with 391 hotel suites, 34 apartment suites and retail areas. The development was completed in 1998. The property has a total gross floor area of approximately 556,895 sq.ft. (51,736.81 sq.m.). The land use rights of the property have been granted for a term from 31st August, 1994 to 31st August, 2044.	The property is operating as a hotel under business licence No. 00637 for a term from 10th March, 1999 to 10th March, 2029.	HK$312,000,000 (49% interest attributable to the Group: HK$152,880,000)

Notes:

(1) According to Certificate for the Use of State-owned Land No. 072 dated 29th August, 1997, the land use rights of the property, comprising a site area of 4,550 sq.m., have been granted to香港志鉅有限公司 (Chesgold Ltd.) in which the Group holds 50% attributable interest for a term of 50 years from 31st August, 1994 for composite use.

Subsequently Chesgold Ltd. has incorporated a co-operative joint venture company in which Chesgold Ltd. holds 98% attributable interest to hold the title to the property.

(2) According to Real Estate Certificate No. 100110, the title to the property, comprising a total gross floor area of 51,736.81 sq.m., is vested in 重慶海逸酒店有限公司 (Harbour Plaza Chongqing Co., Ltd.) in which the Group holds 49% attributable interest.

(3) According to Grant Contract for State-owned Land Use Rights No. (1993) 12 (1) entered into between the State Land Bureau of Chongqing ("the Grantor") and Chesgold Ltd. and 深圳長和實業有限公司 ("the Grantees") on 18th November, 1993, the Grantor has agreed to grant the land use rights of the property to the Grantees. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Site area	:	4,550 sq.m.
(ii)	Gross floor area	:	56,282 sq.m., including basement area
(in)	Use of land	:	Office, commercial (retail), hotel, apartment, entertainment and food and beverage
(iv)	Land use term	:	50 years from 31st August, 1994
(v)	Land premium	:	The Grantees shall pay a consolidated land grant fee of RMB3,250,000.
(vi)	Building covenant	:	The land user shall complete the development before December 1998.

Subsequently the Grantees have incorporated a co-operative joint venture company known as Harbour Plaza Chongqing Co., Ltd. to hold the title to the property.

(4) According to Business Licence No. 00637, Harbour Plaza Chongqing Co., Ltd. has been incorporated as an equity joint venture enterprise (Hong Kong capital) with a registered capital of US$22,800,000 and an operation period from 10th March, 1999 to 10th March, 2029.

(5) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Harbour Plaza Chongqing Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payments payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the property may be freely disposed of to both local and overseas purchasers.

(6) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Planning Permit for Construction Works	N/A
Real Estate Title Certificate	Yes
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
142.	Harbour Plaza Golf Club, situated in Hwang Gang Lake Composite Development, Houjie Town, Dongguan, Guangdong Province	The property comprises a 27-hole golf course having a site area of approximately 1,323,339 sq.m. (1,985 Mu) completed in 1999. According to Grant Contract for State-owned Land Use Rights No. (1993) 1044 dated 8th March, 1994, the land use rights of the property will be granted for a term of 50 years commencing on the date of issue of the Certificate for the Use of State-owned Land for golf course and related ancillary facilities uses.	The property is operating as a golf club.	HK$265,000,000 (42.21% interest attributable to the Group: HK$111,856,500)

Notes:

(1) As advised, the golf club is planned to accommodate 1,500 members. 287 members have joined the club and the remaining membership available for joining is 1,213 numbers. In the course of our valuation as at the date of valuation, we have taken into account that the revenue from membership sale can only be derived from the remaining 1,213 members.

(2) According to the Grant Contract for State-owned Land Use Rights No. (1993) 1044 dated 8th March, 1994 entered into between Dongguan Hujing Holiday Country Co., Ltd. ("Holiday Country") in which the Group holds 42.21% attributable interest and Dongguan Land Administrative Bureau ("Grantor"), the Grantor has granted the land use rights of the land in its existing state to Holiday Country. The salient conditions stipulated are summarized as follows:–

(i)	Location	:	Houjie Town
(ii)	Site area	:	Approximately 1,323,339 sq.m. (1,985 Mu)
(iii)	Land use term	:	50 years commencing on the date of issue of the Certificate for the Use of State-owned Land
(iv)	Land premium	:	RMB19,850,085
(v)	Permitted use	:	Golf course and related ancillary facilities
(vi)	Plot ratio	:	≤ 0.0396
(vii)	Site coverage	:	≤ 3.5 per cent.

(viii) Total gross floor area : 52,400 sq.m.

(ix) Green area ratio : Not less than 50 per cent.

(x) Holiday Country will be entitled to transfer, lease and mortgage the land use right within the land use term.

Pursuant to the Supplementary Contracts, the total compensation costs (land premium) is RMB30,238,297.

(3) According to Business Licence No. 004075 dated 8th July, 1999, Holiday Country has been established with a registered capital of RMB200,500,000 and has a valid operation period from 28th August, 1993 to 27th August, 2023.

(4) As advised by the Group, the outstanding construction cost is approximately HK$26,600,000. As instructed, in the course of our valuation, we have taken into account such costs.

(5) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:

(i) Holiday Country is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii) the outstanding land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the property are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property may be disposed of freely to both local and overseas purchasers.

(6) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:

Certificate for the Use of State-owned Land	No
Grant Contract for State-owned Land Use Rights	Yes
Joint Venture Contract with Supplementary Agreements	Yes
Business Licence	Yes

Group IX– Operating/Development rights held by the Group in the PRC

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
143.	The Group's attributable interest in Westgate Mall, 1038 Nanjing West Road, Jingan District, Shanghai	Westgate Mall comprises an island site having an area of approximately 127,424 sq.ft. (11,838 sq.m.). Westgate Mall comprises a high-rise office building erected upon a multi-storey commercial podium and a basement. The development was completed in 1997. Westgate Mall has gross floor areas of 687,007 sq.ft. (63,824.50 sq.m.) and 366,546 sq.ft. (34,052.95 sq.m.) for retail and office uses respectively. In addition, the basement of Westgate Mall accommodates a total of 330 car parking spaces. Westgate Mall is operated under a co-operative joint venture which is for a period of 30 years from 4th August, 1994. Our valuation for the property is arrived at as if it were granted with land use rights for a term of not less than such period of operation of the co-operative joint venture.	Various retail and office portions of Westgate Mall are subject to various tenancies at a total rent of approximately HK$98,982,549 per annum.In addition, the average gross income arising from the car parking spaces in 1999 was approximately HK$1,150,381 per annum.	HK$370,573,955

Notes:

(1) According to the Provisional Certificate for the Use of State-owned Land issued by the Planning and Land Administrative Bureau of Jiangan District, Shanghai on 22nd January, 1993, the land use rights of Westgate Mall have been granted to 靜安區飲食公司 (Jingan District Catering Company) which is not linked to the Group for a term from 16th February, 1993 to 15th February, 1995. Such term has been extended to 31st December, 1997. The site area of the property is 11,838 sq.m..

(2) According to Business Licence No. 011110, 上海梅龍鎮廣場有限公司(Shanghai Westgate Mall Co., Ltd.) in which the Group holds 15.3% attributable interest has been incorporated as a sino-foreign co-operative enterprise with a registered capital of US$40,000,000 and an operation period from 4th August, 1994 to 3rd August, 2024.

(3) In arriving at our opinion of value of the interest held by the Group in Westgate Mall, we have taken into account the terms and conditions stipulated in the contract for incorporation of the co-operative joint venture company – Shanghai Westgate Mall Co., Ltd., in which the development and operation rights of Westgate Mall are vested, in particular respect of the profit sharing arrangement between the relevant joint venture parties.

(4) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Shanghai Westgate Mall Co., Ltd. is entitled to use, occupy and/or lease Westgate Mall and to all rental income receivable from leasing Westgate Mall during the residue of its operation term of 30 years from 4th August, 1994 to 3rd August, 2024;

(ii) all land premium and other costs of ancillary utilities services in respect of Westgate Mall have been settled in full;

(iii) the design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the economic interest of Shanghai Westgate Mall Co., Ltd. in operating Westgate Mall may be disposed of freely to third parties.

(5) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	N/A
Planning Permit for Construction Works	N/A
Real Estate Title Certificate	No
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
144.	The Group's attributable interest in Oriental Plaza, 1-31 Dongchangan Street, Dongcheng District, Beijing	Oriental Plaza occupies a roughly rectangular–shaped site with an area of approximately 862,003 sq.ft. (80,082 sq.m.). The proposed development is planned to comprise eight office blocks, three apartment blocks, a hotel and a commercial podium with a total gross floor area of approximately 6,060,132 sq.ft. (563,000 sq.m.). The proposed development is scheduled for completion by phases between October 2000 and June 2002. The land use rights of Oriental Plaza have been granted for a term of 50 years from 22nd April, 1999.	Oriental Plaza is currently under construction.	HK$2,830,000,000

Notes:

(1) According to Grant Contract for State-owned Land Use Rights No. (99) 086 entered into between the Housing and Land Administrative Bureau of Beijing ("the Grantor") and Beijing Oriental Plaza Co., Ltd. ("the Grantee") in which the Group holds 33.3775% attributable interest on 22nd April, 1999, the Grantor has agreed to grant the land use rights of the land situated at 1-31 Dongchangan Street to the Grantee. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:–

(i)	Site area	:	80,082 sq.m.
(ii)	Gross floor area	:	787,800 sq.m., of which 287,800 sq.m. is basement area
(iii)	Use of land	:	Composite (office, hotel, apartment, commercial, cultural, entertainment, storage, car park, exhibition and other public facilities)
(iv)	Land use term	:	50 years from the date of signing this contract
(v)	Land premium	:	RMB2,586,000,000 (inclusive of public facilities fee of RMB96,000,000)

(vi) Building covenant : The entire development shall be completed before 31st March, 2002.

(2) According to Planning Permit for Construction Works No. (2000) 0172 issued by the Urban Planning Administrative Bureau of Beijing on 14th February, 2000, the development scale of Oriental Plaza is permitted to comprise a total gross floor area of 874,800 sq.m..

(3) According to Business Licence No. 013296, Beijing Oriental Plaza Co., Ltd. has been incorporated as a co-operative enterprise (Hong Kong capital) with a registered capital of US$600,000,000 and an operation period from 25th January, 1999 to 24th January, 2049.

(4) The opinion of the Group's legal adviser on PRC law states, inter alia, that:–

(i) Beijing Oriental Plaza Co., Ltd. has settled part of the land premium in accordance with the schedule set out in the Grant Contract for State-owned Land Use Rights. The Housing and Land Administrative Bureau of Beijing is in the course of issuing the temporary Certificate for the Use of State-owned Land to Beijing Oriental Plaza Co., Ltd..

(ii) Beijing Oriental Plaza Co., Ltd. has obtained all relevant approvals from the government in respect of the development of Oriental Plaza. Upon full settlement of the land premium and full completion of the development, Beijing Oriental Plaza Co., Ltd. may obtain the Certificate for the Use of State-owned Land and Real Estate Title Certificate and may transfer, lease and mortgage the whole or part of Oriental Plaza.

(5) In arriving at our opinion of value of the interest held by the Group in Oriental Plaza, we have taken into account the terms and conditions stipulated in the contract for incorporation of the co-operative joint venture company – Beijing Oriental Plaza Co., Ltd., in which the development and operation rights of Oriental Plaza are vested, in particular respect of the profit sharing arrangement between the relevant joint venture parties.

(6) As advised by the Group, as at the date of valuation, the total construction cost expended on the development was in the sum of approximately US$619,000,000 and the outstanding cost to complete the same is estimated to be US$535,000,000. We have taken into account such costs in our valuation.

(7) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Beijing Oriental Plaza Co., Ltd. is in possession of a proper legal title to Oriental Plaza and is entitled to transfer Oriental Plaza together with the residual term of its land use rights at no extra land premium or other onerous payments payable to the government;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) Oriental Plaza, whether as a whole or on a strata–titled basis, may be freely disposed of to both local and overseas purchasers.

(8) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	No
Grant Contract for State-owned Land Use Rights	Yes
Planning Permit for Construction Works	Yes
Real Estate Title Certificate	N/A
Business Licence	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
145.	The Group's attributable interest in Holiday Inn Lido Hotel, Jiangtai Road, Chaoyang District, Beijing	Holiday Inn Lido Hotel occupies an irregular-shaped site with an area of approximately 1,286,137 sq.ft. (119,485 sq.m.). Holiday Inn Lido Hotel comprises a 726-room tourist class hotel with apartment and office areas. The development was completed in 1986. Holiday Inn Lido Hotel has gross floor areas of approximately 951,398 sq.ft. (88,387 sq.m.), 781,488 sq.ft. (72,602 sq.m.) and 193,020 sq.ft. (17,932 sq.m.) for hotel, apartment and office uses respectively, totaling 1,925,906 sq.ft. (178,921 sq.m.). Holiday Inn Lido Hotel is operated under a co-operative joint venture which is for a term due to expire on 16th February, 2016. Our valuation for the property is arrived at as if it were granted with land use rights for a term of not less than such period of operation of the joint venture.	Holiday Inn Lido Hotel is currently operating as a hotel for a term of 30 years from 15th February, 1986 to 15th February, 2016.	HK$746,000,000

Notes:

(1) According to Business Licence No. 000055, Lido Hotel Co., Ltd. in which the Group holds 60% attributable interest during the period from 1st January, 1993 to 15th February, 2006 and 40% attributable interest during the period from 16th February, 2006 to 15th February, 2016, has been incorporated as a sino-foreign co-operative enterprise (Hong Kong Capital) with a registered capital of US$46,300,000 and an operation period from 22nd August, 1983 to 21st August, 2013.

As advised by the Group, the registered capital of Lido Hotel Co., Ltd. has been increased to US$76,340,000 and the co-operative period has been extended to 15th February, 2016.

(2) In arriving at our opinion of value of the interest held by the Group in Holiday Inn Lido Hotel, we have taken into account the terms and conditions stipulated in the contract for incorporation of the co-operative joint venture company – Lido Hotel Co., Ltd., in which the development and operation rights of Holiday Inn Lido Hotel are vested, in particular respect of the profit sharing arrangement between the relevant joint venture parties.

(3) We have relied on the information provided by the Group and prepared our valuation on the following assumptions:–

(i) Lido Hotel Co., Ltd. is entitled to operate Holiday Inn Lido Hotel throughout the residual term of its co-operative joint venture period due to expire on 16th February, 2016;

(ii) all land premium and other costs of ancillary utilities services have been fully settled;

(iii) the design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant authorities; and

(iv) the economic interest of Lido Hotel Co., Ltd. in operating Holiday Inn Lido Hotel may be freely disposed of to third parties.

(4) In accordance with the information provided by the Group, the status of title and grant of major approvals and licences are as follows:–

Certificate for the Use of State-owned Land	N/A
Grant Contract for State-owned Land Use Rights	N/A
Planning Permit for Construction Works	No
Real Estate Title Certificate	N/A
Business Licence	Yes

Group X – Property interest held by the Group in Singapore

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
146.	Lots 601W and 874P Town Subdivision 27 at Cairnhill Circle, Singapore	The property comprises 2 adjoining redevelopment sites with an almost triangular configuration and road frontage of about 173 m onto Cairnhill Circle. The total site area is approximately 14,598.4 sq.m. (157,137 sq.ft.). The property is held under freehold tenure.	Existing developments on site include a condominium development comprising one high-rise block and two low-rise blocks collectively known as Cairnhill Court and a part single/ part 2-storey detached house.	HK$1,718,310,000 (S$381,000,000) (50% interest attributable to the Group: HK$859,155,000)

Notes:

(1) The registered owners of Lot 601W Town Subdivision 27 are all the registered subsidiary proprietors of the strata lots of Cairnhill Court whilst Lot 874P Town Subdivision 27 is registered under the name of a single proprietor. Agreements to purchase from those owners by Glenfield Investments Pte Ltd in which the Group holds 50% attributable interest have been executed.

(2) Under the Singapore Master Plan (1998 Edition), the property is zoned residential at a maximum allowable gross plot ratio of 2.8.

(3) Outline Planning Permission was granted on 2nd February, 2000 vide DC 48/49-2(241299-05A1) for the proposed erection of a 20-storey flat development on Lot 874P Town Subdivision 27.

Outline Planning Permission was granted on 16th February, 2000 vide DC 713/57-4(030100-31C1) for the proposed erection of a 20-storey condominium development on Lot 601W Town Subdivision 27.

We were informed that Development Charge amounting to S$34,539,815 is payable for increasing the gross plot ratio to 2.8.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
147.	Lot 8752W Mukim 27 (URA Land Parcel @ Bayshore Road) Singapore 1646	The property comprises a residential development site for condominium development to be known as Costa Del Sol. Upon completion, it will comprise 906 apartment units with total saleable floor area of approximately 119,229 sq.m. (1,283,381 sq.ft.) (inclusive of roof terrace & PES) and 6 shop units with total saleable floor area of 399 sq.m.. The site area of the property is approximately 39,702.1 sq.m. (427,353 sq.ft.). The property is held for a term of 99 years commencing from 5th May, 1997.	The condominium development is under construction and is scheduled for completion by 31st December, 2003.	HK$2,773,650,000 (S$615,000,000) (24% interest attributable to the Group : HK$665,676,000)

Notes:

(1) The registered owner of the property is Japura Development Pte Ltd. in which the Group holds 24% (as at 31st March, 2000) attributable interest.

(2) Under the Singapore Master Plan (1998 Edition), the subject site is zoned residential at maximum gross plot ratio of 3.5.

(3) Written Permission was granted on 24th December, 1999 for a proposed condominium housing development comprising 7 blocks of 30-storey residential flats (906 units) with basement carparks and ancillary facilities. The approved gross floor area is 138,908.03 sq.m. (1,495,206 sq.ft.). The overall gross plot ratio is 3.4987.

(4) The total development cost is estimated to be about S$200,000,000 and the construction cost expended up to the date of valuation is about S$18,675,000.

(5) The capital value if completed of the property is S$1,056,700,000.

Group XI – Property interests held by the Group in the United Kingdom

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
148.	Belgravia Place, Graham Terrace, Belgravia, London SW1, United Kingdom	The property comprises a site with a site area of approximately 4,389 sq.m. (47,243 sq.ft.) upon which a residential development is proposed to be erected as to comprise the following: – 28 houses with car parking spaces (net floor area of approximately 9,356.84 sq.m. (100,717 sq.ft.). – 13 apartments and 14 car parking spaces (net floor area of approximately 1,456.71 sq.m. (15,680 sq.ft.). The property is held freehold under title number NGL755739.	The property is under construction and is scheduled for completion in March, 2001.	HK$483,795,000 (£39,000,000) (42.5% interest attributable to the Group: HK$205,612,875)

Notes:

(1) The registered owner of the property is Maraket Limited in which the Group holds 42.5% attributable interest.

(2) The outstanding construction cost required to complete the development as at 31st March, 2000 was £18,659,000, excluding fees.

(3) The capital value if completed of the development is £70,000,000.

(4) Up to 31st March, 2000, a total of 22 houses, 13 apartments and 14 car parking spaces had been pre-sold at £56,209,750. Our valuation has included such consideration.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
149.	Montevetro, Battersea Church Road, London SW11, United Kingdom	The property is a residential development comprising two phases erected on a site with a site area of approximately 8,996 sq.m. (96,833 sq.ft.). One phase has been completed and the other one is nearing completion. Upon completion, the whole development will comprise 103 apartments divided into 5 blocks in a slender wedge shaped building rising from 3 storeys to 20 storeys with a total net floor area of approximately 15,329 sq.m. (165,000 sq.ft.) and 179 car parking spaces. The property is held freehold under title number TGL21119.	Phase 1 comprising 3 blocks of 43 units was completed in 1999. Phase 2 comprising 2 blocks of 60 units is under construction and is scheduled for completion in May and August, 2000.	HK$769,110,000 (£62,000,000) (22.5% interest attributable to the Group: HK$173,049,750)

Notes:

(1) The registered owners of the property are MV Properties Ltd. and Taylor Woodrow Capital Development, with them holding equal shares in the property. The Group holds 45% attributable interest in MV Properties Ltd. Taylor Woodrow Capital Development is unrelated to the Group.

(2) The outstanding construction cost required to complete the development as at 31st March, 2000 was £2,000,000, excluding fees.

(3) The capital value if completed of the development is £69,000,000.

(4) Up to 31st March, 2000, only 7 apartments in Phase I remained in the ownership, of which 4 had been pre-sold at £4,141,996. For Phase 2, 59 apartments remained in the ownership, of which 55 had been pre-sold at £53,282,000. Our valuation has included such consideration.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
150.	Albion and Bridge Wharves, Wandsworth, London, United Kingdom	The property comprises a site with a site area of approximately 12,913.42 sq.m. (139,000 sq.ft.) upon which a development is proposed to be erected as to comprise the following: – 11-storey residential/ commercial building comprising 190 private residential units (gross area of approximately 40,166.02 sq.m. (432,347 sq.ft.) and retail, office, leisure space (gross area of approximately 4,944.26 sq.m. (53,220 sq.ft.)). – 5-storey building comprising 45 residential units (gross area of approximately 589.93 sq.m. (6,350 sq.ft.)). – 5-storey commercial building with B1 office space (gross area of approximately 4,090.12 sq.m. (44,026 sq.ft.)). – 299 car parking spaces, predominantly underground. The property is held freehold under 4 different title numbers: TGL135974 (Albion Wharf) TGL197201 (5/6 Hester Road) SGL256333 (Bus Depot, Bridge Wharf) SGL165454 (Bus Depot, Hester Road)	The property is planned to commence construction in mid-2000 and is scheduled for completion in end of 2003.	HK$384,555,000 (£31,000,000) (45% interest attributable to the Group: HK$173,049,750)

Notes:

(1) The registered owner of the property is Albion Properties Limited in which the Group holds 45% attributable interest.

(2) The construction cost expended up to February, 2000 is £3,700,000.

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2000
151.	10 Regent Court (Royal Gate) and 14 car parking spaces, Wrights Lane, Kensington, London W8, United Kingdom	The property comprises a penthouse unit and 14 car parking spaces in a residential development completed in 1998. The area of the property is approximately 267 sq.m. (2,870 sq.ft.). The property is held freehold under title number NGL111663.	The property is vacant.	HK$24,810,000 (£2,000,000) (28% interest attributable to the Group: HK$6,946,800)

Note: The registered owner of the property is Hutchison IDH Limited in which the Group holds 28% attributable interest.

All monetary values contained in this appendix are denominated in Hong Kong dollars and cents, unless stated otherwise.

Set out below is a summary of the audited consolidated profit and loss account of the Group for each of the five financial years ended 31st December, 1999, which have been extracted from the audited financial statements of the Group.

GROUP FINANCIAL SUMMARY

Profit and Loss Account
($ million)

	1995	1996	1997	1998	1999
Turnover	12,309	13,202	7,857	11,865	8,193
Profit before taxation	12,573	15,734	19,031	7,322	59,265
Taxation	(1,387)	(1,600)	(1,320)	(1,169)	(774)
Profit after taxation	11,186	14,134	17,711	6,153	58,491
Minority interests	(61)	(369)	(109)	(41)	882
Profit attributable to shareholders	11,125	13,765	17,602	6,112	59,373
Dividends	(2,727)	(3,170)	(3,722)	(2,665)	(3,170)
Profit for the year retained	8,398	10,595	13,880	3,447	56,203
Earnings per share ($)	5.06	6.02	7.66	2.66	25.84
Dividend per share ($)	1.20	1.38	1.62	1.16	1.38

Set out below is the audited financial statements of the Group for the year ended 31st December, 1999, which have been extracted from the 1999 annual report of the Group.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st December, 1999

	Note	1999 *$ Million*	1998 *$ Million*
Turnover	(2)		
Group activities		3,142	6,120
Share of property sales of jointly controlled entities		5,051	5,745
		8,193	11,865
Group turnover	(2)	3,142	6,120
Other revenue		1,993	904
Operating costs			
Property and related costs		(2,144)	(3,394)
Salaries and related expenses		(590)	(646)
Lease and depreciation charges		(139)	(215)
Interest expenses		(667)	(839)
Other expenses		(141)	(123)
		(3,681)	(5,217)
Share of results of jointly controlled entities		1,077	3,261
Provision for property projects		(1,263)	(2,450)
Operating profit		1,268	2,618
Share of results of associates	(3)	57,997	4,704
Profit before taxation	(4)	59,265	7,322
Taxation	(5)	(774)	(1,169)
Profit after taxation		58,491	6,153
Minority interests		882	(41)
Profit attributable to shareholders	(6)	59,373	6,112
Dividends	(7)	(3,170)	(2,665)
Profit for the year retained		56,203	3,447
Earnings per share	(8)	$25.84	$2.66

CONSOLIDATED BALANCE SHEET

As at 31st December, 1999

	Note	1999 $ Million	1998 $ Million
Non-current assets			
Fixed assets	(9)	21,290	13,936
Associates	(11)	105,642	50,857
Jointly controlled entities	(12)	23,106	25,430
Investments in securities	(13)	1,229	2,443
Long term loans		519	878
		151,786	93,544
Current assets			
Investments in securities	(13)	2,773	2,297
Stock of properties	(14)	13,961	10,723
Debtors, deposits and prepayments		1,773	2,181
Bank balances and deposits		3,337	4,313
		21,844	19,514
Current liabilities			
Bank and other loans	(15)	7,428	4,814
Creditors and accrued expenses		4,628	4,766
Proposed final dividend		2,412	2,022
Provision for taxation		412	588
Net current assets		6,964	7,324
Non-current liabilities			
Bank and other loans	(15)	10,238	10,245
Deferred items	(16)	33	12
Minority interests		6,736	5,163
		17,007	15,420
Total net assets		141,743	85,448
Representing:			
Share capital	(17)	1,149	1,149
Share premium		7,856	7,856
Reserves	(18)	1,958	1,866
Retained profits	(19)	130,780	74,577
Total shareholders' funds		141,743	85,448

NOTES TO FINANCIAL STATEMENTS

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and comply with the Statements of Standard Accounting Practice ("SSAPs") in Hong Kong.

The presentation in the current year's financial statements has been modified in order to comply with the requirements of the SSAP 1 (Revised) "Presentation of Financial Statements", SSAP 2 (Revised) "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies" and SSAP 24 "Accounting for Investments in Securities" which became effective during the year. Comparative figures have been reclassified to conform with the current year's presentation.

(b) Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries made up to 31st December, and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in note (1)(d) and note (1)(e) below respectively.

Results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included as from their effective dates of acquisition to the end of the year or up to the dates of disposal as the case may be. Goodwill on consolidation of subsidiaries is charged to reserves in the year in which it arises.

(c) Subsidiaries

A subsidiary is a company in which more than 50% of its issued voting capital is held long term by the Group. Investments in subsidiaries are carried at cost less provision for diminution in value where appropriate.

(d) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has a long term equity interest and of which its financial and operating policies are under contractual arrangements jointly controlled by the Group and other parties.

Investments in jointly controlled entities are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Where the investment cost in a jointly controlled entity is not expected to be fully recoverable in accordance with the contract terms upon dissolution of the jointly controlled entity at the expiry of the contractual arrangement, the expected shortfall is amortised on a straight line basis over the remaining contractual period.

Results of jointly controlled entities are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December.

(e) Associates

An associate is a company, not being a subsidiary or jointly controlled entity, in which the Group has a long term equity interest of not less than 20% and the Group exercises significant influence over its management.

Investments in associates are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Any significant differences between the acquisition costs and the fair values attributable to the underlying net assets of the associates at the dates of acquisition are dealt with as premium or goodwill. Goodwill on acquisition is charged to reserves in the year in which it arises.

Results of associates are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December, after adjusting, where practicable, for inconsistency with the Group's accounting policies.

(f) Investments in securities

In previous years, long term investments in securities were carried at cost less provision for diminution in value where appropriate and short term investments in securities were stated at the lower of cost and net realisable value.

In order to comply with SSAP 24 "Accounting for Investments in Securities" which became effective during the year, the accounting policy for investments in securities has been changed to adopt the benchmark treatment as stated therein. The change in accounting policy has no material effect on the profit attributable to shareholders and retained profits for 1998 and 1999.

Investments in securities intended to be held on a continuing basis, which are not investments in subsidiaries, jointly controlled entities or associates, are classified as investment securities and are carried at cost less provision for diminution in value where appropriate. Results of these investments are included in the profit and loss account only to the extent of dividends and interests received and receivable.

Other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the profit and loss account.

(g) Fixed assets

Fixed assets, other than investment and hotel properties, are stated at cost or valuation less depreciation or provision for diminution in value where appropriate.

Investment properties, which are held for rental, are stated at their open market values at the year end date under fixed assets. Annual valuations are undertaken by independent professional valuers. Increases in valuations are credited to investment property revaluation reserve whereas decreases in valuations are firstly set off against revaluation reserve and thereafter charged to the profit and loss account. When revalued investment properties are sold, the relevant revaluation surplus or deficit is transferred to the profit and loss account.

Hotel properties, which are held for hotel operation, are stated at cost less provision for diminution in value where appropriate under fixed assets. Costs of significant improvements are capitalised and costs incurred to maintain the hotel properties in their continual good condition are charged to the profit and loss account in the year in which they are incurred.

No depreciation is provided on investment and hotel properties with an unexpired lease term of over 20 years. When the unexpired lease term is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

Leasehold land is amortised over the remaining term of the lease on a straight-line basis. Buildings on the leasehold land are depreciated at the annual rates of 2% to 4% on the cost of the respective building. Other fixed assets are depreciated on a straight-line basis at the annual rates of 5% to 33$^1/_3$% based on their respective estimated useful lives.

(h) Stock of properties

Stock of properties are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to sale proceeds received after the balance sheet date less selling expenses, or by management estimates based on prevailing market condition.

Costs of properties include acquisition costs, development expenditure, interests and other direct costs attributable to such properties. The carrying values of properties held by subsidiaries are adjusted in the consolidated financial statements to reflect the Group's actual acquisition costs where appropriate.

(i) Revenue recognition

When properties under development are sold, income is recognised when the property is completed and the relevant occupation permit is issued by the Authorities. Payments received from the purchasers prior to this stage are recorded as customers' deposits received and are deducted from the value of stock of properties.

Rental income is recognised on a straight-line basis over the terms of the respective leases. Income from real estate agency and management is recognised when the services are rendered. Interest income is recognised on a time proportion basis that takes into account the effective yield on the asset; and dividend income is recognised when the right to receive payment is certain.

(j) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at that date. Transactions during the year are converted at the rates of exchange ruling at the dates of transactions. Exchange differences are included in the profit and loss account.

For financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies, balance sheet items are translated at the year end rates of exchange and results for the year are translated at the average rates of exchange during the year. Exchange differences are dealt with in the reserves.

(k) Taxation

Provision for Hong Kong taxation is calculated at the prevailing rate on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated at the applicable local rates on the estimated assessable profits of the individual company concerned.

Tax deferred or accelerated by the effect of timing difference is provided, using the liability method, to the extent that it is probable that a liability or an asset will crystallise.

(l) Borrowing costs

Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition and development of properties which necessarily take a substantial period of time to complete.

2. TURNOVER

The principal activities of the Group are property development and investment, real estate agency and management and investment in securities.

Turnover of the Group recognised during the year was as follows:

	1999	**1998**
	$ Million	*$ Million*
Proceeds from property sales	2,320	5,239
Gross rental income	336	280
Income from real estate agency and management	486	601
	3,142	6,120

In addition, the Group also accounts for its proportionate share of the proceeds from property sales of jointly controlled entities. Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

3. SHARE OF RESULTS OF ASSOCIATES

The share of results of associates in 1999 included the Group's share of profit of $57,665 million arising from disposal of the shareholding in Orange plc by Hutchison Whampoa Limited, after adjusting for the Group's carrying cost in Hutchison Whampoa Limited attributable to Orange plc.

4. PROFIT BEFORE TAXATION

	1999 *$ Million*	1998 *$ Million*
Profit before taxation is arrived at after charging:		
Interest expenses		
Bank and other loans repayable within 5 years	1,007	1,439
Other loans not repayable within 5 years	1	–
	1,008	1,439
Less: Interest capitalised (see note (a) below)	(341)	(600)
	667	839
Directors' emoluments (see note (b) below)		
Salaries, allowances and benefits in kind	75	73
Contribution to retirement scheme	7	7
Discretionary bonus	41	29
	123	109
Less: Amount paid back	(11)	(11)
	112	98
Auditors' remuneration	5	4
Costs of properties sold	1,595	2,782
Operating lease charges – properties	93	163
Depreciation	46	52
Impairment losses on investment securities	28	116
and after crediting:		
Net rental income	187	211
Interest income from banks	201	317
Income from listed investments		
Share of results of associate	57,860	4,864
Dividend from investments in securities	19	101
Interest from investments in securities	28	50
Income from unlisted investments		
Share of results of jointly controlled entities	1,077	3,261
Share of results of associates	137	(160)
Dividend from investments in securities	12	4
Interest from jointly controlled entities	669	937
Interest from investments in securities	111	60
Net holding gains/(losses) on other investments	1,022	(761)

Notes:

(a) Interest was capitalised to property development projects at the average annual rate of approximately 7% (1998 – 7%).

(b) Directors' emoluments included directors' fee of $85,000 (1998 – $85,000). Other than a director's fee of $5,000 each, no other emoluments was paid to the Chairman, Mr. Li Ka-shing, and the independent non–executive directors, save for those who acted as members of the Audit Committee, an additional $5,000 each was paid. Certain directors received directors' remuneration from associates of which $11 million (1998 – $11 million) was paid back to the Company.

Directors' emoluments (including the five highest paid individuals in the Group) are within the following bands:

	1999 Number of Directors	1998 Number of Directors
Nil – $1,000,000	9	9
$7,500,001 – $8,000,000	–	1
$9,000,001 – $9,500,000	1	2
$10,000,001 – $10,500,000	1	1
$10,500,001 – $11,000,000	1	–
$11,000,001 – $11,500,000	1	–
$12,000,001 – $12,500,000	–	1
$13,000,001 – $13,500,000	1	1
$15,000,001 – $15,500,000	1	–
$17,500,001 – $18,000,000	–	1
$19,500,001 – $20,000,000	1	–
$28,500,001 – $29,000,000	–	1
$32,500,001 – $33,000,000	1	–

5. TAXATION

	1999 *$ Million*	1998 *$ Million*
Company and subsidiaries		
Hong Kong profits tax	47	143
Overseas tax	–	4
Deferred tax	8	(5)
Jointly controlled entities		
Hong Kong profits tax	145	458
Overseas tax	34	38
Associates		
Hong Kong profits tax	409	392
Overseas tax	131	139
	774	1,169

Hong Kong profits tax is provided for at the rate of 16% (1998 – 16%).

6. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders dealt with in the profit and loss account of the Company is $4,025 million (1998 – $3,398 million).

7. DIVIDENDS

	1999 *$ Million*	1998 *$ Million*
Interim dividend paid at $0.33 (1998 – $0.28) per share	758	643
Proposed final dividend at $1.05 (1998 – $0.88) per share	2,412	2,022
	3,170	2,665

8. EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders and on 2,297,556,240 shares (1998 – 2,297,556,240 shares) in issue during the year.

9. FIXED ASSETS

	Land and buildings in Hong Kong	Land and buildings outside Hong Kong	Investment properties in Hong Kong	Hotel properties in Hong Kong	Other assets	Total
	$ Million	*$ Million*	*$ Million*	*$ Million*	*$ Million*	*$ Million*
Group						
Cost or valuation						
At 1st January, 1999	3,050	2	10,805	–	233	14,090
Additions/transfers	(2,857)	7,811	1,160	2,264	133	8,511
Disposals	–	–	–	–	(25)	(25)
Deficits on revaluation	–	–	(205)	–	–	(205)
At 31st December, 1999	193	7,813	11,760	2,264	341	22,371
Accumulated depreciation/ provision						
At 1st January, 1999	–	–	–	–	154	154
Depreciation	–	–	–	–	46	46
Diminution in value	372	–	–	891	–	1,263
Written back on disposals/transfers	(372)	–	–	–	(10)	(382)
At 31st December, 1999	–	–	–	891	190	1,081
Net book value						
At 31st December, 1999	193	7,813	11,760	1,373	151	21,290
Net book value						
At 31st December, 1998	3,050	2	10,805	–	79	13,936

At the balance sheet date:

(a) certain properties in Hong Kong with aggregate carrying value of $12,941 million (1998 – $13,462 million) and certain properties outside Hong Kong with aggregate carrying value of $7,811 million (1998 – Nil) were held under medium term leases, all other properties were held under long leases; and

(b) certain properties with aggregate carrying value of $391 million (1998 – Nil) were pledged as securities for bank loans.

	Other assets
	$ Million
Company	
Cost	
At 1st January, 1999	97
Additions	69
Disposals	(10)
At 31st December, 1999	156
Accumulated depreciation	
At 1st January, 1999	77
Depreciation	19
Written back on disposals	(5)
At 31st December, 1999	91
Net book value at 31st December, 1999	65
Net book value at 31st December, 1998	20

Analysis of cost and valuation of the Group's fixed assets at 31st December, 1999:

	Land and buildings in Hong Kong	Land and buildings outside Hong Kong	Investment properties in Hong Kong	Hotel properties in Hong Kong	Other assets	Total
	$ Million	*$ Million*	*$ Million*	*$ Million*	*$ Million*	*$ Million*
At 1999 professional valuation	–	–	11,760	–	–	11,760
At cost	193	7,813	–	2,264	341	10,611
	193	7,813	11,760	2,264	341	22,371

Investment properties of the Group have been revalued at 31st December, 1999 by DTZ Debenham Tie Leung, professional valuers, on an open market value basis. Gross rental income derived from investment properties during the year amounted to $269 million (1998 – $210 million).

10. SUBSIDIARIES

	Company	
	1999	1998
	$ Million	*$ Million*
Unlisted investments in subsidiaries	2,267	2,267
Amounts due from subsidiaries	24,579	22,820
Amounts due to subsidiaries	(10,846)	(8,424)
	16,000	16,663

Particulars regarding the principal subsidiaries are set out in Appendix 1.

11. ASSOCIATES

	Group		Company	
	1999	1998	1999	1998
	$ Million	*$ Million*	*$ Million*	*$ Million*
Listed investments in an associate	104,017	49,313	–	–
Unlisted investments in associates	1,257	1,358	1,045	1,330
	105,274	50,671	1,045	1,330
Amounts due from associates	397	469	48	48
Amounts due to associates	(29)	(283)	(3)	(256)
	105,642	50,857	1,090	1,122
Market value of investments in an associate – listed in Hong Kong	218,830	106,026	–	–

Particulars regarding the principal associates are set out in Appendix 2.

12. JOINTLY CONTROLLED ENTITIES

	Group		Company	
	1999	1998	1999	1998
	$ Million	*$ Million*	*$ Million*	*$ Million*
Unlisted investments in jointly controlled entities	5,764	9,925	145	145
Amounts due from jointly controlled entities	20,304	17,134	5,891	4,721
Amounts due to jointly controlled entities	(2,962)	(1,629)	(151)	(151)
	23,106	25,430	5,885	4,715

Particulars regarding the principal jointly controlled entities are set out in Appendix 3.

13. INVESTMENTS IN SECURITIES

	Group		Company	
	1999	1998	1999	1998
	$ Million	*$ Million*	*$ Million*	*$ Million*
Investment securities				
Equity securities – unlisted	348	229	14	27
Equity securities – listed in Hong Kong	54	58	–	–
Debt securities – listed in Hong Kong	106	35	–	–
	508	322	14	27
Other investments				
Equity securities – unlisted	71	–	–	–
Debt securities – unlisted	1,993	1,904	–	–
Equity securities – listed in Hong Kong	1,029	1,138	–	–
Debt securities – listed in Hong Kong	1	81	–	–
Equity securities – listed overseas	30	1,022	–	–
Debt securities – listed overseas	370	273	–	–
	3,494	4,418	–	–
Less: Amounts classified under current assets	2,773	2,297	–	–
	721	2,121	–	–
Amounts classified under non-current assets	1,229	2,443	14	27
Market value of investment securities				
– listed in Hong Kong	160	94	–	–
Market value of other investments				
– listed in Hong Kong	1,030	1,323	–	–
– listed overseas	400	1,320	–	–
	1,590	2,737	–	–

14. STOCK OF PROPERTIES

	Group		Company	
	1999	1998	1999	1998
	$ Million	*$ Million*	*$ Million*	*$ Million*
Properties for/under development	8,940	4,346	–	–
Joint development projects	5,764	8,585	–	–
Properties for sale	2,207	577	3	3
	16,911	13,508	3	3
Less: Customers' deposits received	2,950	2,785	–	–
	13,961	10,723	3	3

At the balance sheet date, certain stock of properties amounting to $1,140 million (1998 – $511 million) were carried at net realisable value.

15. BANK AND OTHER LOANS

	Group		Company	
	1999	1998	1999	1998
	$ Million	*$ Million*	*$ Million*	*$ Million*
Bank loans repayable				
within 1 year	7,408	2,476	–	–
after 1 year but not exceeding 2 years	4,376	6,168	–	–
after 2 years but not exceeding 5 years	3,180	3,726	–	–
Other loans repayable				
within 1 year	20	2,338	–	–
after 1 year but not exceeding 2 years	332	–	–	–
after 2 years but not exceeding 5 years	1,850	351	–	–
after 5 years	500	–	–	–
	17,666	15,059	–	–
Less: Amounts classified under current liabilities	7,428	4,814	–	–
Amounts classified under non-current liabilities	10,238	10,245	–	–

At the balance sheet date:

(a) bank loans amounting to $188 million (1998 – Nil) were secured by fixed assets; and

(b) other loans included US$45,340,000 floating rate notes issued in 1994 which carry interest at the rate of 0.7% above the 3 months LIBOR and will mature in January, 2001 (at the options of the floating rate noteholders, US$2,550,000 was redeemed after the balance sheet date), and the following fixed rate notes and bonds issued during the year:

$1,250,000,000	8.15% notes due February 2002
$300,000,000	7.88% bonds due November 2004
$300,000,000	7.75% bonds due December 2004
$500,000,000	7.88% bonds due December 2006

All the notes and bonds were issued by Cheung Kong Finance Cayman Limited, a wholly owned subsidiary, and are guaranteed by the Company and listed on the Luxembourg Stock Exchange.

16. DEFERRED ITEMS

	Group		**Company**	
	1999	**1998**	**1999**	**1998**
	$ Million	*$ Million*	*$ Million*	*$ Million*
Deferred taxation	10	2	3	1
Other deferred income	23	10	–	–
	33	12	3	1

Deferred taxation is mainly caused by accelerated tax depreciation allowances in excess of depreciation expenses. No provision has been made for the revaluation surplus of investment properties as they do not constitute timing differences. There were no significant unprovided timing differences at the balance sheet date.

17. SHARE CAPITAL

	1999 *No. of shares*	1998 *No. of shares*	1999 *$ Million*	1998 *$ Million*
Authorised:				
Shares of $0.5 each	2,800,000,000	2,800,000,000	1,400	1,400
Issued and fully paid:				
Shares of $0.5 each	2,297,556,240	2,297,556,240	1,149	1,149

18. RESERVES

	Group		Company	
	1999 *$ Million*	1998 *$ Million*	1999 *$ Million*	1998 *$ Million*
Capital reserve				
Balance at 1st January and 31st December	345	345	199	199
Exchange translation reserve				
Balance at 1st January	31	29	1	1
Company and subsidiaries	11	–	–	–
Share of translation reserve				
Jointly controlled entities	(14)	3	–	–
Associates	1	(1)	–	–
Balance at 31st December	29	31	1	1
Investment property revaluation reserve				
Balance at 1st January	1,490	2,267	600	799
Revaluation surplus/(deficits)				
Company and subsidiaries	(155)	(583)	–	–
Jointly controlled entities	351	13	–	–
Associates	6	(207)	–	(199)
Deficit on completion of properties previously transferred from investment properties for development	(108)	–	–	–
Balance at 31st December	1,584	1,490	600	600
	1,958	1,866	800	800

19. RETAINED PROFITS

	Group		Company	
	1999	1998	1999	1998
	$ Million	*$ Million*	*$ Million*	*$ Million*
Balance at 1st January	74,577	71,130	13,217	12,484
Profit for the year retained	56,203	3,447	855	733
Balance at 31st December	130,780	74,577	14,072	13,217

At the balance sheet date, retained profits of the Group included $77,558 million (1998 – $21,607 million) retained by associates and $2,679 million (1998 – $2,696 million) retained by jointly controlled entities, and the Company's reserves available for distribution to shareholders amounted to $13,537 million (1998 – $12,397 million).

20. EMPLOYEES RETIREMENT SCHEMES

The principal employees retirement schemes operated by the Group are defined contribution schemes. Contributions are made by either the employer only or both the employer and the employees at rates ranging from 5% to 10% on the employees' salary.

The Group's costs on employees retirement schemes for the year were $42 million (1998 – $44 million). Forfeited contributions during the year amounting to $6 million (1998 – $2 million) were used to reduce current year's contributions.

21. CHARGES ON ASSETS

At the balance sheet date, certain assets of the Group with aggregate carrying value of $586 million (1998 – $158 million) were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

22. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date:

(a) the Group had capital commitments as follows:
- (i) contracted but not provided for
  - fixed assets – $1,010 million (1998 – $417 million)
  - investment in jointly controlled entities – Nil (1998 – $3,942 million)
- (ii) authorised but not contracted for
  - fixed assets – $61 million (1998 – Nil)

(b) the Group's share of capital commitments of the jointly controlled entities were as follows:
   (i) contracted but not provided for – $56 million (1998 – $437 million)
   (ii) authorised but not contracted for – $827 million (1998 – $1,471 million)

(c) the Company provided guarantees for bank and other loans as follows:
   (i) utilised by subsidiaries – $17,466 million (1998 – $15,047 million)
   (ii) utilised by jointly controlled entities – $2,030 million (1998 – $2,722 million)
   (iii) utilised by associates and affiliated companies – $168 million (1998 – $235 million)
   and certain subsidiaries provided guarantees for bank and other loans utilised by jointly controlled entities amounted to $448 million (1998 – $104 million), and utilised by associates and affiliated companies amounted to $2 million (1998 – $27 million);

(d) the Company provided guarantees for the minimum revenue to be shared by the other parties of various joint development projects undertaken by subsidiaries and jointly controlled entities amounted to $1,222 million (1998 – $1,353 million) and $125 million (1998 – $125 million) respectively; and

(e) the Group provided guarantee for the total payment of $4,606 million, being the Group's attributable share of the guaranteed return receivable by the other party of a co-operative joint venture, to be made in the next 50 years.

23. RELATED PARTY TRANSACTIONS

During the year and in the ordinary course of business, the Group undertook various transactions with related parties on normal commercial terms, including advances made to, repayments received from, and guarantees provided for associates and jointly controlled entities. The outstanding balances with associates and jointly controlled entities at the balance sheet date were disclosed in notes (11) and (12), interest received on such advances during the year were disclosed in note (4), and guarantees provided for bank and other loans utilised by associates and jointly controlled entities were disclosed in note (22). Other than the aforementioned, there were no other significant related party transactions required for disclosure in the financial statements.

24. APPROVAL OF FINANCIAL STATEMENTS

The financial statements reported in Hong Kong dollars were approved by the board of directors on 23rd March, 2000.

APPENDIX 1

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries will be of excessive length and therefore the following list contains only the particulars of the subsidiaries which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company		Principal Activities
			Directly	Indirectly	
Able Success International Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Agrila Limited	HK$	2		100	Property development
Arenal Limited	HK$	2		100	Property development
Bandick Limited	HK$	2		100	Property investment
Biro Investment Limited	HK$	10,000		100	Property development
Bonder Way Investment Limited	HK$	2		100	Property development
Champful Limited	HK$	100		100	Property development
Cheung Kong Finance Cayman Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Finance Company Limited	HK$	2,500,000	100		Treasury operation
Cheung Kong Holdings (China) Limited	HK$	2		100	Investment holding in the Mainland projects
Cheung Kong International Limited	HK$	20	100		Investment holding
Cheung Kong Investment Company Limited	HK$	20	100		Investment holding
Cheung Kong Property Development Limited	HK$	2	100		Project management
Cheung Kong Real Estate Agency Limited	HK$	2		100	Real estate agency services
Citybase Property Management Limited	HK$	100,000		100	Property management
Conestoga Limited	HK$	10,000		60.9	Property investment
Foo Yik Estate Company Limited	HK$	70,000	100		Property development
Gingerbread Investments Limited (British Virgin Islands)	US$	1		100	Property development
Glass Bead Limited (British Virgin Islands)	US$	1		100	Property investment
Global Coin Limited	HK$	2		100	Property development
Goodwell Property Management Limited	HK$	100,000		100	Property management
Great Poka Limited	HK$	2		100	Property development
Haskins Investments Limited	HK$	2		100	Property development
Hong Kong Property Services (Agency) Holdings Limited	HK$	100,000		88.8	Real estate agency services
Hui Xian Investment Limited	US$	10,000		33.4	Investment in property project

Name	Issued Ordinary Share Capital Nominal Value	Effective percentage held by the Company Directly	Indirectly	Principal Activities
Jingcofield Limited (British Virgin Islands)	US$ 1		100	Property investment
Kamos Limited	HK$ 2		100	Property development
Marymount Limited (British Virgin Islands)	US$40,000,000		100	Securities & fund investment
Match Power Investment Limited	HK$ 2		100	Property development
Million Rise Investments Limited	HK$ 2		100	Property development
Montaco Limited	HK$ 100		87	Property development
Mutual Luck Investment Limited	HK$ 30,000		51.3	Property development
Nobleway Investment Limited (British Virgin Islands)	US$ 1		100	Securities & fund investment
Pako Wise Limited	HK$ 2	100		Property investment
Pofield Investments Limited (British Virgin Islands)	US$ 1		100	Property investment
Poko Shine Limited	HK$ 2		100	Property investment
Quick Switch Limited (British Virgin Islands)	US$ 1		100	Property investment
Randash Investment Limited	HK$ 110		60.9	Property investment
Super Winner Development Limited	HK$ 2		100	Property development
The Center (Holdings) Limited (British Virgin Islands)	US$ 1		100	Property investment
Towerich Limited	HK$ 2		51	Property development
Winbest Enterprises Limited (British Virgin Islands)	US$ 1		100	Securities & fund investment
Winchesto Finance Company Limited	HK$15,000,000	100		Finance
Winrise Champion Limited (British Virgin Islands)	US$ 1		100	Property investment
Wisdom Choice Investment Limited	HK$ 2		60	Property development
Yee Pang Realty Limited	HK$ 10,000		68.5	Property investment
Yick Ho Limited	HK$ 6,000,000		100	Investment in hotel projects

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Able Success International Limited	Europe
Cheung Kong Finance Cayman Limited	Europe
Cheung Kong Holdings (China) Limited	The Mainland
Hui Xian Investment Limited	The Mainland
Marymount Limited	Asia Pacific
Nobleway Investment Limited	Asia Pacific
Winbest Enterprises Limited	Asia Pacific
Yick Ho Limited	The Mainland

APPENDIX 2

The Directors are of the opinion that a complete list of the particulars of all the associates will be of excessive length and therefore the following list contains only the particulars of the associates which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Issued Ordinary Share Capital held by the Company		Principal Activities
	Directly	Indirectly	
CEF Holdings Limited	50		Loan financing & capital market services
Harbour Plaza Hotel Management (International) Limited (British Virgin Islands)		50	Hotel management
Hong Kong Concord Holdings Limited		40	Trading & securities investment
Hutchison Whampoa Limited		49.9	Telecommunications, ports, trading, property, energy, infrastructure & investment
Metro Broadcast Corporation Limited		50	Radio broadcasting
Mightypattern Limited	25		Property investment

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Hong Kong Concord Holdings Limited	The Mainland

APPENDIX 3

The Directors are of the opinion that a complete list of the particulars of all the jointly controlled entities will be of excessive length and therefore the following list contains only the particulars of the jointly controlled entities which materially affect the results or assets of the Group. All the jointly controlled entities below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Ownership Interest held by the Company		Principal Activities
	Directly	Indirectly	
Albion Properties Limited (United Kingdom)		45	Property development
Bayswater Developments Limited (British Virgin Islands)		50	Property development
Central More Limited		50	Property development
Chesgold Limited		50	Property investment
Cheung Wo Hing Fung Enterprises Limited (British Virgin Islands)		35	Property investment
Clayton Power Enterprises Limited		50	Property development
Concord Property Development Limited (British Virgin Islands)		50	Property development
Cosmos Wide International Limited		50	Property development
Harvest Fair Investment Limited		22.5	Property development
Japura Development Pte Ltd (Singapore)		24	Property development
Konorus Investment Limited		42.5	Property development
Marketon Investment Limited		50	Property development
Matrica Limited		30	Property development
Nanyang Brothers Properties Limited		50	Property development
Ostani Limited		50	Finance
Roboton Limited		50	Property development
Shinta Limited		20	Property development
Sinclair Profits Limited (British Virgin Islands)		50	Property development
Southern Mount Limited		50	Property development
Super Lion Enterprises Limited	50		Property development
Tin Shui Wai Development Limited		48.25	Property investment
Vigour Limited		50	Property development
Wonder Pacific Investment Limited		50	Property development

The principal area of operation of the above jointly controlled entities were in Hong Kong except the following:

Name	Area of Operation
Albion Properties Limited	United Kingdom
Bayswater Developments Limited	The Mainland
Chesgold Limited	The Mainland
Cheung Wo Hing Fung Enterprises Limited	The Mainland
Japura Development Pte Ltd	Singapore
Sinclair Profits Limited	The Mainland

PRO FORMA ADJUSTED UNAUDITED CONSOLIDATED STATEMENT OF NET ASSET VALUE OF THE GROUP AFTER COMPLETION

The following statement is based on the audited net assets of the Group as at 31st December, 1999 and adjusted as follows:

	HK$ million
Audited net assets of the Group as at 31st December, 1999	141,743
Net surplus arising from the revaluation of the Group's property interests (note 1) (note 3)	4,066
Pro forma net asset of the Group before the Acquisition	145,809
Net tangible assets acquired through investment in the entire issued share capital of Equisite Taste and the Shareholder's Loan	1,484
Pro forma net assets of the Group upon Completion (note 2)	147,293
Pro forma net assets value of the Group based on the enlarged share capital of 2,316,164,338 Shares (note 4)	HK$63.60 per share

Note 1 For basis of valuation of the Group's property interests, please refer to the valuation report prepared by DTZ DTLL, the text of which is set out in Appendix II of this circular. In accordance with the Group's accounting policies based on the historical cost convention, the surplus of HK$4,066 million arising from the revaluation of the Group's property interests as at 31st March, 2000 will not be incorporated into the Group's financial statements for the year ending 31st December, 2000.

Note 2 Pro forma net assets of the Group upon Completion has not taken into account the difference between the market value of the Group's investment in Hutchison Whampoa Limited as at the Latest Practicable Date and the Group's carrying cost in Hutchison Whampoa Limited of about HK$81,408 million, representing about HK$35.15 per Share based on the enlarged issued share capital of 2,316,164,338 Shares immediately following Completion.

Note 3 The following property interests of the Company, its subsidiaries and certain associated companies are not included in the valuation report prepared by DTZ DTLL as at 31st March, 2000, the text of which is set out in Appendix II of this circular:

Description	Group's interest in the property	Group's book carrying cost *HK$million*
Hong Kong		
Hung Shui Kiu LRT Depot, Yuen Long	joint venture	15.8
29-51 Wo Yi Hop Road, Kwai Chung	joint venture	0.9
15-17 Oil Street, North Point	joint venture	46.0
Tiger Balm Garden, Tai Hang	100.00%	13.2
Industrial building,Tai Po Industrial Estate	60.00%	49.3
Various other properties	33.3%~100%	40.4
The Mainland		
Si Ping Road, Honkou, Shanghai	10.00%	3.1
Shanghai Everbright City, Shanghai	10.00%	194.8
Land development in Hainan Yangpu	10.00%	100.0
Factory building in Dongguan	23.63%	6.6
China Hotel, Guangzhou	18.00%	0.1
Malaysia		
Jasin Lalang Estate, Melaka	10.00%	40.3
Menara Landmark (office and commercial), Johor Bahru	23.33%	4.6
USA		
6 properties in New Mexico and Texas	100.00%	42.3
	Total	557.4

In addition, the Group acquired a 50% interest in NKIL 6275, West Kowloon, Hong Kong at a Government land auction in April, 2000 for HK$950 million.

The Directors are of the view that a revaluation of the properties listed above would not result in any material change to the aggregate pro forma statement of net assets of the Group.

Note 4 Assuming the Consideration Shares are allotted at a price of HK$79.75 per Share, being the closing price of the Shares as quoted on the Stock Exchange on the date of the Acquisition Agreement.

INDEBTEDNESS

At the close of business on 30th April, 2000, being the latest practicable date prior to the printing of this Circular for the purpose of this statement of indebtedness, the Group had outstanding borrowings of about HK$20,020 million comprising bank loans of approximately HK$13,680 million of which about HK$188 million were secured and other loans of about HK$6,340 million. Certain assets of the Group with a total book value of about HK$679 million have been pledged to secure loan facilities utilised by subsidiaries and affiliated companies. The Group had contingent liabilities of about HK$2,699 million representing guarantees for bank loans utilised by certain associates, jointly controlled entities and affiliated companies.

In addition, the Group provided guarantees (i) for the minimum revenue to be shared by the other parties of various joint development projects undertaken by the subsidiaries and jointly controlled entities amounted to about HK$1,347 million and (ii) for the total payment of about HK$4,606 million, being the Group's attributable share of the guaranteed return receivable by the other party of a co-operative joint venture, to be made in the next 50 years.

Foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 30th April, 2000.

Save as aforesaid and apart from intra-group liabilities, the Group did not have any mortgages, charges, debentures or other loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, hire purchase or finance lease commitments, liabilities under acceptances (other than normal trade bills) or acceptance credits or any guarantees or other material contingent liabilities outstanding at the close of business on 30th April, 2000.

The Directors have confirmed that, save as disclosed above, there has been no material change in the indebtedness of the member companies of the Group since 30th April, 2000.

MATERIAL ADVERSE CHANGES

The Directors are not aware of any material adverse changes in the financial or trading position or prospects of the Group since 31st December, 1999, being the date to which the latest audited consolidated financial statements of the Group were made up.

SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of the Company is HK$1,400 million divided into 2,800,000,000 Shares; the issued share capital of the Company is HK$1,148,778,120 divided into 2,297,556,240 Shares. No Share has been issued by the Company since the end of the last financial year of the Company. The Company has no outstanding options, warrants or conversion rights affecting any Shares. All Shares rank pari passu in all respects, including as to dividends, voting and capital.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules and the Takeovers Code for the purpose of giving information with regard to the Company and the Acquisition. The Directors, Mr. Li and Mr. Li Tzar Kuoi, Victor collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

2. MARKET PRICES

(a) The table below sets out the closing prices of the Shares quoted on the Stock Exchange on (i) the last day on which trading in the Shares took place in each of the six calendar months immediately preceding the announcement of the Acquisition on 17th May, 2000; (ii) 17th May, 2000, being the last trading day prior to the announcement of the Acquisition and (iii) the Latest Practicable Date:

Date	**Closing price of Shares**
	HK$
30th November, 1999	87.25
30th December, 1999	98.75
31st January, 2000	98.25
29th February, 2000	103.50
31st March, 2000	116.50
28th April, 2000	93.00
17th May, 2000	79.75
Latest Practicable Date	72.50

(b) The highest and lowest closing market prices of the Shares recorded on the Stock Exchange during the period between 17th November, 1999 (the date six months prior to the announcement of the Acquisition) and the Latest Practicable Date were HK$120.00 and HK$72.50 respectively on 11th February, 2000, and 25th May, 2000 respectively.

3. DISCLOSURE OF INTERESTS

(a) Directors' Interest

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which were required to be disclosed in accordance with the Takeovers Code or notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 of or Part I of the Schedule to the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein were as follows:

(i) Interests in the Company

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	32,133,000	771,705,406 (Note 1)	803,838,406
Li Tzar Kuoi, Victor	220,000	–	–	771,705,406 (Note 1)	771,925,406
George Colin Magnus	56,000	10,000	–	150,000 (Note 3)	216,000
Kam Hing Lam	10,000	–	–	–	10,000
Hung Siu-lin, Katherine	20,000	–	–	–	20,000
Leung Siu Hon	628,100	64,500	–	–	692,600
Yeh Yuan Chang, Anthony	–	384,000	–	–	384,000
Chow Kun Chee, Roland	65,600	–	–	–	65,600

(ii) Interests in Associated Corporations

Hutchison Whampoa Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,944,547,978 (Note 2)	1,944,547,978
Li Tzar Kuoi, Victor	–	–	840,000	1,944,547,978 (Note 2)	1,945,387,978
George Colin Magnus	800,000	9,000	–	–	809,000
Leung Siu Hon	10,000	26,000	–	–	36,000
Fok Kin-ning, Canning	875,089	–	35,000 (Note 5)	–	910,089
Chow Nin Mow, Albert	89	–	–	–	89
Chow Kun Chee, Roland	45,392	–	–	–	45,392

Cheung Kong Infrastructure Holdings Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,912,109,945 (Note 4)	1,912,109,945
Li Tzar Kuoi, Victor	–	–	–	1,912,109,945 (Note 4)	1,912,109,945
Kam Hing Lam	100,000	–	–	–	100,000

Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, by virtue of their interests in the share capital of the Company as described in Note 1 and as Directors of the Company are deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SDI Ordinance.

Also by virtue of their interests as discretionary beneficiaries of certain discretionary trusts as described in Note 1 and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the shares of the following subsidiaries and associated companies of the Company held by Li Ka-Shing Unity Trustee Company Limited (and companies it controls) as trustee of The Li Ka-Shing Unity Trust:

Subsidiary	**Number of Ordinary Shares**
Beautiland Company Limited	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
Tsing-Yi Realty, Limited	945,000

Associated Company	**Number of Ordinary Shares**
Believewell Limited	1,000
Queboton Limited	1,000

In addition, Mr. Li Ka-shing is deemed to be interested in 7,500 shares of Wing Shaw Limited, an associated company of the Company, by virtue of his interest in part of such interests through his private company and his deemed interest in the remainder of such interests through those discretionary trusts and unit trust referred to in Note 2(b). Mr. Li Ka-shing is also deemed to be interested in 3 shares of Tosbo Limited, a subsidiary of the Company, by virtue of his interest through his private company.

Notes:

1. The two references to 771,705,406 shares relate to the same block of shares in the Company. Such shares are held by Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust and by companies controlled by Li Ka-Shing Unity Trustee Company Limited as trustee of the The Li Ka-Shing Unity Trust. All issued and outstanding units in The Li Ka-Shing Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of Li Ka-Shing Unity Trustee Company Limited and of the trustees of the aforementioned discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited. Mr. Li Ka-shing owns more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited and accordingly is taken to be interested in the 771,705,406 shares in the Company under the SDI Ordinance.

2. The two references to 1,944,547,978 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

   (a) 1,936,547,978 shares held by certain subsidiaries of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note 1 as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard; and

   (b) 8,000,000 shares held by a unit trust. All issued and outstanding units of such unit trust are held by discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of the trustees of the aforementioned unit trust and discretionary trusts are owned by Li Ka-Shing Castle Holdings Limited in which Mr. Li Ka-shing owns more than one-third of its issued share capital and accordingly, Mr. Li Ka-shing is taken to be interested in the 8,000,000 shares in HWL under the SDI Ordinance.

3. Such interests are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

4. The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

   (a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor by virtue of their deemed interest in the shares of the Company as discretionary beneficiaries of certain discretionary trusts as described in Note 1 above, are deemed to be interested in such shares of CKI held by the subsidiary of HWL.

   (b) 3,603,000 shares held by Pennywise Investments Limited ("Pennywise") and 1,825,000 shares held by Triumphant Investments Limited ("Triumphant"). Pennywise and Triumphant are companies controlled by Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust. Mr. Li Tzar Kuoi, Victor is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his interests as discretionary beneficiary of certain discretionary trusts as described in Note 1 above and as a Director of CKI. Mr. Li Ka-shing is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his deemed interest in Li Ka-Shing Unity Trustee Company Limited and the trustees of those discretionary trusts as described in Note 1 above.

5. These shares are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

As at the Latest Practicable Date, Mr. Li Tzar Kuoi, Victor had a corporate interest in a notional amount of HK$25,000,000 in the 8.15% Notes due 2002 and a notional amount of HK$24,000,000 in the 7.50% Notes due 2003 both issued by Cheung Kong Finance Cayman Limited. Such interests are held through a company in which he is entitled to control one-third or more of the

voting rights at its general meetings. Further, Mr. Li Tzar Kuoi, Victor's wife had a notional amount of HK$40,000,000 in the 7.50% Notes due 2003 issued by Cheung Kong Finance Cayman Limited.

As at the Latest Practicable Date, Mr. Fok Kin-ning, Canning had a personal interest in 100,000 ordinary shares in Hutchison Telecommunications (Australia) Limited, and a corporate interest in a notional amount of US$11,000,000 in the 6.95% Notes due 2007 issued by Hutchison Whampoa Finance (CI) Limited. Such interests in the Notes are held through a company which is equally owned by him and his wife.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Save as disclosed above and in the following paragraphs headed "Holding of Shares of Mr. Li and his Concert Parties" and "Other holdings in Shares", as at the Latest Practicable Date, there was no other interests in the securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which are required to be disclosed in accordance with the Takeovers Code or notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance or which are required pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein and kept by the Company or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

(iii) Interests in assets of the Group

As at the Latest Practicable Date, none of the Directors, Rothschild, DTZ and DTZ DTLL has, or has had, any interest, either directly or indirectly, in any assets which have been since 31st December, 1999, the date on which the latest published accounts of the Group were made up, acquired, disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to the Company or any of its subsidiaries.

(iv) Interests in contracts

As at the Latest Practicable Date, no Director was materially interested in any contract or arrangement subsisting which is significant in relation to the business of the Group taken as a whole.

(b) Holdings of Shares of Mr. Li and his Concert Parties

As at the Latest Practicable Date, the holding of Shares of Mr. Li and his Concert Parties comprised 771,705,406 Shares held by The Li Ka-Shing Unity Trust (whose address is care of 26th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong), 32,133,000 Shares held by Foris Investment Limited (a company wholly and beneficially owned by Mr. Li, whose registered office is situate at P.O.Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands and whose directors are Messrs. Li Tzar Kuoi, Victor, George Colin Magnus, Ip Tak Chuen, Edmond and Pau Yee Wan, Ezra) and 220,000 Shares held by Mr. Li Tzar Kuoi, Victor (whose address is care of 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong).

(c) Other holdings of Shares

As at the Latest Practicable Date:

(i) BNP Prime Peregrine (together with persons controlling, controlled by or under the same control as BNP Prime Peregrine) held 1,100,611 Shares;

(ii) the following persons under the same control as HSBC held the following interests in Shares:

Shareholder	Number of Shares
Hang Seng Insurance Company Limited	2,449,200
Cheer Free Investments Limited	2,300,000
Haseba Investment Company Limited	1,741,000

These Shares were all acquired prior to 17th November, 1999, the date six months prior to the announcement of the Acquisition.

(iii) the Staff Provident Fund of Cheung Kong (Holdings) Limited, a pension fund of the Company, held 34,000 Shares.

As at the Latest Practicable Date and save as disclosed under this subsection headed "Disclosure of Interests":

(iv) Mr. Li has no shareholding (including Shares and convertible securities, warrants, options and derivatives in respect of Shares) in the Company;

(v) none of Mr. Li's Concert Parties owns or controls any Shares or any convertible securities, warrants, options or derivatives in respect of Shares;

(vi) none of BNP Prime Peregrine, Rothschild, DTZ and DTZ DTLL owns or controls any Shares or any convertible securities, warrants, options or derivatives in respect of Shares;

(vii) the Directors are not interested in any Shares or any convertible securities, warrants, options or derivatives in respect of Shares; and

10. GENERAL

(a) The secretary of the Company is Ms. Eirene Yeung, who is a solicitor of the High Court of the Hong Kong Special Administrative Region and of the Supreme Court of Judicature in England and Wales.

(b) The share registrar of the Company is Central Registration Hong Kong Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The following are the qualifications of the experts who have given an opinion or advice which is contained in the circular:

Name	Qualification
Rothschild	Investment adviser registered under the Securities Ordinance
DTZ	Professional property valuer
DTZ DTLL	Professional property valuer

(d) As at the Latest Practicable Date, none of Rothschild, DTZ and DTZ DTLL has any shareholding or any beneficial interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(e) The letter and recommendation given by Rothschild and the valuation reports of DTZ and DTZ DTLL are given as of the date of this circular for incorporation herein.

(f) Save and except for the Acquisition Agreement or in connection with obtaining the consent as referred to in paragraph (g) of the section headed "Conditions of the Acquisition" in the letter from the Board in this circular, there is no agreement or arrangement between Mr. Li, any of the directors of the Company or any other person which is conditional on the outcome of the Acquisition, the Whitewash Waiver or the Creeper Authorisation or otherwise connected with the Acquisition, the Whitewash Waiver or the Creeper Authorisation.

(g) Save and except for the Acquisition Agreement or in connection with obtaining the consent as referred to in paragraph (g) of the section headed "Conditions of the Acquisition" in the letter from the Board in this circular, there is no agreement or arrangement between any of the directors of the Company or any other person which

is conditional on the outcome of the Acquisition, the Whitewash Waiver or the Creeper Authorisation or otherwise connected with the Acquisition, the Whitewash Waiver or the Creeper Authorisation.

(h) There are no benefits which will be given to any Director as compensation for loss of office or otherwise in connection with the Acquisition or the Whitewash Waiver or the Creeper Authorisation.

(i) In the case of any inconsistency, the English text of this circular and the form of proxy shall prevail over the Chinese text.

(j) HSBC's registered office is at 1 Queen's Road Central, Hong Kong.

(k) Mr. Li's address is care of 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

(l) There is no person who has any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Mr. Li or his Concert Parties.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the offices of Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, One Connaught Place, Hong Kong up to and including 14th June, 2000:

(a) the Memorandum and Articles of Association of the Company;

(b) the Acquisition Agreement;

(c) the letter from the Independent Board Committee, the text of which is set out on page 18 of this circular;

(d) the letter from Rothschild as set out on pages 19 to 28 of this circular;

(e) the letter and valuation certificate relating to the Development by DTZ, the text of which is set out in Appendix I to this circular;

(f) the letter and valuation certificates relating to the Group's property interests by DTZ DTLL, the texts of which are set out in Appendix II to this circular;

(g) the written consents referred to in paragraph 9 of this Appendix; and

(h) the annual reports of the Company for the years ended 31st December, 1998 and 31st December, 1999.



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Cheung Kong (Holdings) Limited (the "Company") will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong at 2:30 p.m. on Wednesday, 14th June, 2000 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. **"THAT**

   (a) a conditional agreement (the "Acquisition Agreement", a copy of which marked "A" has been produced to the meeting and signed by the Chairman of the meeting for the purpose of identification) dated 17th May, 2000 between the Company and Mr. Li Ka-shing ("Mr. Li"), pursuant to which, the Company agreed to acquire or procure the acquisition from Mr. Li of the entire issued share capital of Equisite Taste Investments Limited ("Equisite Taste") and the entire amount of loans owing by Equisite Taste to Mr. Li as at completion of the acquisition for a total consideration of HK$1,483,995,826, subject to the completion adjustment as provided in the Acquisition Agreement which will be settled by cash, to be satisfied by the allotment and issue of new shares of HK$0.50 each in the capital of the Company ("Share") to Mr. Li (or as he may direct), credited as fully paid at a price per Share equal to the higher of the average closing price of the Shares over the immediately preceding five trading days prior to the date of the meeting and the closing price of the Shares as quoted on The Stock Exchange of Hong Kong Limited on the date of the Acquisition Agreement of HK$79.75 per Share (the "Consideration Shares") be and is hereby approved, ratified and confirmed;

   (b) all other transactions contemplated by the Acquisition Agreement be and are hereby approved; and

   (c) the directors of the Company be and they are hereby authorised on behalf of the Company to

      (i) allot and issue to Mr. Li (or as he may direct) the Consideration Shares credited as fully paid pursuant to the Acquisition Agreement, such Consideration Shares shall rank pari passu in all respects with the existing Shares in issue as at the date of allotment of the Consideration Shares;

(ii) sign, seal, execute, perfect, deliver and do all such documents, deeds, acts, matters and things as they may in their discretion consider necessary or desirable for the purpose of or in connection with implementation of the Acquisition Agreement and the exercise or enforcement of any of the Company's rights under the Acquisition Agreement including, inter alia, upon the Acquisition Agreement becoming unconditional, the authority to complete the Acquisition Agreement and/or to procure completion of the same and to make and agree such variations of a non-material nature in the terms of the Acquisition Agreement as they may in their discretion consider to be desirable and in the interests of the Company."

2. "**THAT** conditional upon the passing of Ordinary Resolution No.1 as set out in the notice convening this meeting, the waiver in respect of any obligation of Mr. Li Ka-shing and his Concert Parties (having the meaning ascribed to the term "persons acting in concert" under the Hong Kong Code on Takeovers and Mergers) to make a mandatory offer for all the shares of the Company which would (save for the waiver) otherwise arise as a result of the allotment and issue of the Consideration Shares (as defined in Ordinary Resolution No. 1 as set out in the notice convening this meeting) to Mr. Li Ka-shing (or as he may direct) under Rule 26 of the Hong Kong Code on Takeovers and Mergers be and is hereby approved."

3. "**THAT** conditional upon the passing of Ordinary Resolutions Nos.1 and 2 as set out in the notice convening this meeting, Mr. Li Ka-shing and his Concert Parties (having the meaning ascribed to the term "persons acting in concert" under the Hong Kong Code on Takeovers and Mergers) be and are hereby authorised to acquire any additional shares in the Company during a period of 12 months immediately following the date of allotment and issue of the Consideration Shares (as defined in Ordinary Resolution No. 1 as set out in the notice convening this meeting) pursuant to Note 15 to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers."

By order of the Board
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

Hong Kong, 29th May, 2000

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and on a poll, vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint holders of any share, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

(3) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or any adjourned meeting.

(4) In accordance with the Rules Governing the Listing of Securities on the Stock Exchange, Note 1 of the Notes on dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers and Note 15 to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers, Mr. Li Ka-shing and his Concert Parties (having the meaning ascribed to the term "persons acting in concert" under the Hong Kong Code on Takeovers and Mergers) and his associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange) will abstain from voting on Ordinary Resolutions Nos. 1, 2 and 3 as set out above and Ordinary Resolutions Nos. 2 and 3 as set out above will be determined by way of a poll.

附註：

(1) 凡有權出席大會並於會上投票之股東，均有權委派一位代表代其出席，並代其投票。所委派之代表毋須為本公司之股東。

(2) 倘屬聯名股份登記持有人，其中任何一位聯名持有人均有權親自或委派代表於大會上就該等股份投票，猶如其為唯一有權投票者；惟倘超過一位聯名持有人親自或委派代表出席股東特別大會，則唯有在股東名冊內就該等股份排名首位之持有人方有權投票。

(3) 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會及其任何續會指定舉行時間48小時前送達本公司註冊辦事處，地址為香港皇后大道中2號長江集團中心7樓，方為有效。填妥及交回代表委任表格後，股東仍可出席大會及其任何續會，並於大會或其任何續會上投票。

(4) 根據聯交所證券上市規則、香港公司收購及合併守則第26條豁免註釋1以及香港公司收購及合併守則第26.1條註釋15之規定，李嘉誠先生及其一致行動人士(具香港公司收購及合併守則賦予該詞之相同涵義)及其聯繫人等(定義見聯交所證券上市規則)將就上文所述第一、二及三項普通決議案放棄投票，而上文第二及三項普通決議案將以投票方式表決。

(ii) 就彼等酌情於旨在或關乎落實該協議及根據收購協議行使或履行本公司任何權利(其中包括於收購協議成為無條件時，完成收購協議及／或促使他人完成收購協議以及對收購協議條款作出及同意作出彼等認為適宜及符合本公司利益之非事關重大之更改等方面之權力)方面簽署、蓋章、執行、完善、交付及作出認為必需或適宜之一切有關文件、契據、行動、事宜及事情。」

2. 「**動議**待召開大會通告所載第一項普通決議案獲通過後，批准豁免李嘉誠先生及其一致行動人士(具香港公司收購及合併守則賦予該詞之相同涵義)根據香港公司收購及合併守則第26條就因李嘉誠先生(或其指定人士)獲配發及發行代價股份(定義見召開大會通告所載之第一項普通決議案)而須提出強制收購本公司全部股份之責任(獲豁免除外)。」

3. 「**動議**待召開大會通告所載第一及二項普通決議案獲通過後，授權李嘉誠先生及其一致行動人士(具香港公司收購及合併守則賦予該詞之相同涵義)於緊隨配發及發行代價股份(定義見召開大會通告所載之第一項普通決議案)日期後十二個月內，根據香港公司收購及合併守則第26.1條註釋15規定，增持本公司任何股份。」

承董事會命
長江實業(集團)有限公司
公司秘書
楊逸芝

香港，二零零零年五月二十九日



長江實業(集團)有限公司

(於香港註冊成立之有限公司)

茲通告 長江實業(集團)有限公司(「本公司」)謹訂於二零零零年六月十四日(星期三)下午二時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，藉以考慮並酌情通過(不論修訂與否)下列決議案為本公司普通決議案：

普通決議案

1. 「**動議**：

(a) 批准、追認及確認本公司與李嘉誠先生(「李先生」)於二零零零年五月十七日簽訂之有條件協議(「收購協議」，其註有「A」字樣之副本已提交大會並由大會主席簽署以資識別)，據此，本公司同意向李先生收購或促使他人向李先生收購Equisite Taste Investments Limited(「Equisite Taste」)之全部已發行股本以及Equisite Taste截至完成收購當日欠負李先生之貸款全額，總代價為1,483,995,826港元，惟須按收購協議規定作出完成收購調整(須以現金支付)，並將以向李先生(或其指定人士)配發及發行本公司股本中每股面值0.50港元入賬列作繳足之新股份(「股份」)方式支付，每股作價相等於緊接大會日期前五個交易日股份平均收市價與於收購協議日期香港聯合交易所有限公司所報之股份收市價每股79.75港元兩者之較高者(「代價股份」)；

(b) 批准收購協議擬進行之所有其他交易；及

(c) 授權本公司董事代表本公司

(i) 根據收購協議向李先生(或其指定人士)配發及發行入賬列作繳足之代價股份，而該等代價股份與於代價股份配發日期已發行之股份在各方面均享有同等權益；

(h) 概無董事因收購事項、清洗交易豁免或漸進購股授權將獲得任何實益作為失去職位之補償。

(i) 本通函之中英文本如有歧異，概以英文本為準。

(j) 滙豐投資之註冊辦事處地址為香港皇后大道中1號。

(k) 李先生之地址為轉交香港皇后大道中2號長江集團中心七樓。

(l) 概無人士與李先生或其一致行動人士訂立收購守則22條註釋8所指之安排。

11. 備查文件

自本通函刊發之日至二零零零年六月十四日(包括該日)期間之一般辦公時間內，下列文件副本將在胡關李羅律師行之辦事處(地址為香港康樂廣場1號怡和大廈27樓)可供查閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 收購協議；

(c) 獨立董事委員會函件，全文載於本通函第18頁。

(d) 本通函第19至第28頁所載洛希爾函件；

(e) DTZ發出有關物業項目之函件及估值證書，其全文載於本通函附錄一；

(f) 戴德梁行發出有關本集團物業權益之函件及估值證書，其全文載於本通函附錄二；

(g) 本附錄第9段所述之同意書；及

(h) 本公司截至一九九八年十二月三十一日及一九九九年十二月三十一日止年度之年報。

10. 一般事項

(a) 本公司之秘書為楊逸芝女士，乃香港特別行政區高等法院律師及英國和威爾斯最高法院律師。

(b) 本公司之股份登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室。

(c) 以下為於本通函中給予意見或建議之專業人士之資格：

姓名	資格
洛希爾	根據證券條例註冊之投資顧問
DTZ	專業物業估值師
戴德梁行	專業物業估值師

(d) 於最後實際可行日期，洛希爾、DTZ及戴德梁行概無於本集團之成員中擁有任何實際權益或擁有權利（不論具法律約束力與否）認購或委派他人認購本集團任何成員之證券。

(e) 洛希爾發出之函件及推薦書及DTZ與戴德梁行發出之估值報告於本通函日期發出以收錄於本通函內。

(f) 除收購協議或在獲取本通函內董事會函件中「收購事項之條件」一節(g)段所指之同意外，李先生、本公司任何董事或任何其他人士概無訂立協議或安排，而該等協議或安排乃須視乎收購事項、清洗交易豁免或漸進購股授權或與收購事項、清洗交易豁免或漸進購股授權有關之其他方面之結果而定。

(g) 除收購協議或在獲取本通函董事會函件中「收購事項之條件」一節(g)段所指之同意外，本公司任何董事或任何其他人士概無訂立協議或安排，而該等協議或安排乃須視乎收購事項、清洗交易豁免或漸進購股授權或與收購事項、清洗交易豁免或漸進購股授權有關之其他方面之結果而定。

除上文所披露者外，由一九九九年十一月十七日至最後實際可行日期止期間：

a. 李先生或其一致行動人士概無買賣股份或可換股證券、認股權證、購股權或股份衍生工具；

b. 董事概無買賣股份或可換股證券、認股權證、購股權或股份衍生工具；及

c. 本公司附屬公司及本公司或本公司附屬公司之僱員退休金概無買賣股份或可換股證券、認股權證、購股權或股份衍生工具。

6. 重大合約

本公司或本集團任何其他成員概無於二零零零年五月十七日公佈日期前兩年內訂立對本集團整體業務而言確屬或可屬重大合約（非循日常業務訂立者）。

7. 訴訟

本公司或其任何附屬公司概無涉及任何重大之訴訟或仲裁，且據董事所知，本公司或其任何附屬公司概無任何尚未了結或已提出或面臨重大之訴訟或仲裁。

8. 服務合約

概無董事現有或擬與本公司或其任何附屬公司訂立聘用之公司不可於一年內毋須作出賠償（法定賠償除外）而終止之服務合約。

概無董事與本公司或任何附屬公司或聯營公司訂立仍持續有效超過十二個月或於二零零零年五月十七日前六個月內訂立或修訂之服務合約。

9. 同意

洛希爾、DTZ及戴德梁行各自已就本通函之刊發發出同意書，表示同意按本通函形式及涵義，轉載彼等各自之函件及／或報告及引述彼等之名稱，彼等迄今亦無撤回彼等各自之同意書。

(viii) 本公司附屬公司概無擁有或控制任何股份或可換股證券、認股權證、購股權或股份衍生工具。本公司及其附屬公司之僱員退休金亦無擁有或控制任何股份或可換股證券、認股權證、購股權或股份衍生工具。

4. 主要股東

根據披露權益條例第十六條一項而制定之主要股東登記冊所示，於最後實際可行日期，除上述披露有關董事持有之權益外，本公司得知，Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身分及Li Ka-Shing Unity Trustee Corporation Limited 以The Li Ka-Shing Unity Discretionary Trust信託人身分，根據披露權益條例，均被視作持有上述第3段附註(一)所指之 771,705,406 股本公司股份。

除上文所披露者外，據董事所知，概無任何人士於最後實際可行日期直接或間接擁有本公司或其附屬公司已發行股本面值之10%或以上之權益。

5. 買賣

由一九九九年十一月十七日至最後實際可行日期止期間：

(a) 獨立非執行董事梁肇漢先生曾買賣之股份如下：

日期	股數數目	每股成交價	買賣性質
二零零零年四月十八日	10,000	90.75港元	買入
二零零零年四月十九日	5,000	88.25港元	買入
二零零零年四月二十日	5,000	86.00港元	買入
二零零零年五月九日	10,000	80.25港元	買入

(b) 與滙豐投資受同一控制權之Hang Seng Investment Management Limited曾買賣之股份如下：

日期	股數數目	每股成交價	買賣性質
一九九九年十一月三十日	60,000	86.75港元	買入
一九九九年十二月七日	20,000	94.75港元	沽出
一九九九年十二月十六日	40,000	92.594港元	沽出

(b) 李先生及其一致行動人士之持股量

截至最後實際可行日期，李先生及其一致行動人士之持股量包括：771,705,406股股份由The Li Ka-Shing Unity Trust持有（該信託地址為轉交香港中環康樂廣場1號怡和大廈二十六樓）；32,133,000股股份由Foris Investment Limited（為李先生全資實益擁有之公司持有。該公司註冊辦事處地址為P.O.Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands。其董事為李澤鉅、麥理思、葉德銓及鮑綺雲各人）；及220,000股股份由李澤鉅先生持有（李澤鉅先生地址為轉交香港皇后大道中2號長江集團中心7樓）。

(c) 其他股權

截至最後實際可行日期：

(i) BNP百富勤（連同擁有BNP百富勤控制權、BNP百富勤擁有控制權或與BNP百富勤同受一控制權之人士）持有1,100,611股股份。

(ii) 下列一如滙豐投資受同一控制權之人士持有下列股份權益：

股東	股份數目
Hang Seng Insurance Company Limited	2,449,200
Cheer Free Investments Limited	2,300,000
Haseba Investment Company Limited	1,741,000

此等股份全數於公佈收購事項前滿六個月當日，即一九九九年十一月十七日前購入。

(iii) 長江實業（集團）有限公司職員公積金（本公司之僱員退休金計劃）持有34,000股股份。

截至最後實際可行日期，除本分段「權益披露」所披露者外：

(iv) 李先生並無擁有本公司其他權益（包括股份及可換股證券、認股權證、購股權及股份衍生工具）；

(v) 李先生之一致行動人士概無擁有或控制任何其他股份或任何可換股證券、認股權證、購股權或股份衍生工具；

(vi) BNP百富勤、洛希爾、DTZ及戴德梁行概無擁有或控制任何股份或可換股證券、認股權證、購股權或股份衍生工具；

(vii) 董事概無擁有任何其他股份權益（或可換股證券、認股權證、購股權或股份衍生工具）；及

港幣二千五百萬元將於二零零二年到期、息率為8.15釐的票據，及面值為港幣二千四百萬元、將於二零零三年到期、息率為7.50釐的票據。此外李澤鉅先生之妻子持有由Cheung Kong Finance Cayman Limited發行面值為港幣四千萬元、將於二零零三年到期、息率為7.50釐的票據。

於最後實際可行日期，霍建寧先生持有100,000股Hutchison Telecommunications (Australia) Limited普通股，另外，霍建寧先生與其妻子持有同等權益之公司則持有面值為一千一百萬美元由Hutchison Whampoa Finance (CI) Limited發行將於二零零七年到期、息率為6.95釐的票據。

若干董事代本公司及其他附屬公司在若干附屬公司受託持有董事資格股份。

除上文所披露者及下文有關「李先生及其一致行動人士之持股量」與「其他股權」之段落外，於最後實際可行日期，概無董事及行政總裁擁有在本公司及任何相聯法團（定義見披露權益條例）之證券中之權益，以致須根據收購守則披露或根據披露權益條例第28條須知會本公司及聯交所或根據披露權益條例第29條所述須登記於由本公司保存之登記冊或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

(iii) 於本集團資產之權益

於最後實際可行日期，概無董事、洛希爾、DTZ及戴德梁行於本公司或其任何附屬公司自一九九九年十二月三十一日（即本集團最新刊發之賬目編製之日）起向本公司或其任何附屬公司購入、出售或租賃或建議購入、出售或租賃之任何資產中直接或間接擁有任何權益。

(iv) 於合約之權益

於最後實際可行日期，概無董事於對本集團整體業務而言屬重大之已訂立之任何合約或安排中擁有重大權益。

(二) 上述兩處所提及之1,944,547,978股和記黃埔有限公司(「和黃」)股份,實指同一股份權益,其中包括:

(甲) 1,936,547,978股,由本公司若干附屬公司持有。李嘉誠先生及李澤鉅先生作為本公司董事,透過附註(一)所述,其中包括作為該等全權信託之可能受益人身分,被視為持有該等股份權益。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與女兒,及李澤楷先生;及

(乙) 8,000,000股,由一單位信託持有。該單位信託所發行之全部信託單位由兩個全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與女兒,及李澤楷先生。

根據披露權益條例,李嘉誠先生被視為持有上述之8,000,000股和黃股份,因李嘉誠先生擁有Li Ka-Shing Castle Holdings Limited三分之一以上之發行股本,上述各單位信託及全權信託之信託人三分之一以上發行股本,由 Li Ka-Shing Castle Holdings Limited 擁有。

(三) 該股份權益由一信託控制之公司持有,該信託之可能受益人包括麥理思先生。

(四) 上述兩處所提及之 1,912,109,945 股長江基建集團有限公司(「長建」)股份,實指同一股份權益,其中包括:

(甲) 1,906,681,945 股由和黃一附屬公司持有。本公司之若干附屬公司持有和黃已發行股本超過三分之一。作為上文附註(一)所述若干全權信託之可能受益人而被視為持有本公司之股份權益,李嘉誠先生及李澤鉅先生均被視為持有該和黃附屬公司所持有之該等長建股份權益。

(乙) 3,603,000 股由 Pennywise Investments Limited(「Pennywise」)持有及1,825,000股由 Triumphant Investments Limited(「Triumphant」)持有。Pennywise 及 Triumphant 為 Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 之信託人身分控制之公司。作為上文附註(一)所述若干全權信託之可能受益人及身為長建董事,李澤鉅先生被視為持有 Pennywise 及 Triumphant 所持有之該等長建股份權益。作為上文附註(一)所述被視為擁有 Li Ka-Shing Unity Trustee Company Limited 及若干全權信託之信託人之權益,李嘉誠先生被視為持有由 Pennywise 及 Triumphant 所持有之長建股份權益。

(五) 該等股份乃由一間霍建寧先生及其妻子持有同等權益之公司持有。

於最後實際可行日期,一間由李澤鉅先生擁有三分之一以上發行股本之公司持有由Cheung Kong Finance Cayman Limited發行面值為

再者，因作為附註(一)所述若干全權信託之可能受益人及作為本公司董事，李嘉誠先生及李澤鉅先生被視為持有下述本公司附屬公司及聯營公司由Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身分(及其控制之公司)持有之股份權益：

附屬公司	**普通股股數**
美地有限公司	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
青衣地產有限公司	945,000

聯營公司	**普通股股數**
Believewell Limited	1,000
Queboton Limited	1,000

李嘉誠先生被視為持有本公司聯營公司Wing Shaw Limited之7,500股普通股，因他透過其私人公司持有該等股份其中部分權益及透過附註(二)(乙)所述之全權信託及單位信託被視為持有該等股份之其餘部分權益。李嘉誠先生亦因透過其私人公司所持有之股份權益而被視為持有本公司附屬公司Tosbo Limited之3股普通股。

附註：

(一) 上述兩處所提及之771,705,406股本公司股份，實指同一股份權益。該股份權益由Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身分及其控制之公司持有。The Li Ka-Shing Unity Trust所發行之全部信託單位由Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身分及另一全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與女兒，及李澤楷先生。

根據披露權益條例，李嘉誠先生被視為持有上述之771,705,406股本公司股份，因李嘉誠先生擁有Li Ka-Shing Unity Holdings Limited三分之一以上發行股本；Li Ka-Shing Unity Trustee Company Limited及上述各全權信託之信託人三分之一以上發行股本由Li Ka-Shing Unity Holdings Limited擁有。

(ii) 聯營公司之權益

和記黃埔有限公司

董事姓名	普通股數目				
	個人權益	家族權益	公司權益	其他權益	總計
李嘉誠	–	–	–	1,944,547,978 (附註二)	1,944,547,978
李澤鉅	–	–	840,000	1,944,547,978 (附註二)	1,945,387,978
麥理思	800,000	9,000	–	–	809,000
梁肇漢	10,000	26,000	–	–	36,000
霍建寧	875,089	–	35,000 (附註五)	–	910,089
周年茂	89	–	–	–	89
周近智	45,392	–	–	–	45,392

長江基建集團有限公司

董事姓名	普通股數目				
	個人權益	家族權益	公司權益	其他權益	總計
李嘉誠	–	–	–	1,912,109,945 (附註四)	1,912,109,945
李澤鉅	–	–	–	1,912,109,945 (附註四)	1,912,109,945
甘慶林	100,000	–	–	–	100,000

根據披露權益條例，李嘉誠先生及李澤鉅先生，作為本公司董事及因被視為持有附註(一)所述之本公司股份，而被視為持有由本公司持有之本公司附屬及聯營公司股份權益。

3. 權益披露

(a) 董事權益

於最後實際可行日期，本公司之董事及行政總裁在本公司及任何相聯公司(定義見披露權益條例)之證券中，擁有根據披露權益條例第28條或根據上市公司董事進行證券交易之標準守則須根據收購守則披露或知會本公司及聯交所之權益(包括根據披露權益條例第31條或附表第一部分被視作或當作擁有之權益)或根據披露權益條例第29條須記於該條所述登記冊之權益如下：

(i) 本公司之權益

董事姓名	普通股數目				
	個人權益	家族權益	公司權益	其他權益	總計
李嘉誠	–	–	32,133,000	771,705,406 (附註一)	803,838,406
李澤鉅	220,000	–	–	771,705,406 (附註一)	771,925,406
麥理思	56,000	10,000	–	150,000 (附註三)	216,000
甘慶林	10,000	–	–	–	10,000
洪小蓮	20,000	–	–	–	20,000
梁肇漢	628,100	64,500	–	–	692,600
葉元章	–	384,000	–	–	384,000
周近智	65,600	–	–	–	65,600

1. 責任聲明

本通函乃遵照上市規則及收購守則提供有關本公司及收購事項之資料。各董事、李先生及李澤鉅先生願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及確信，本通函所表達之意見乃經審慎考慮後達至，並且本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

2. 市價

(a) 下表載列於(i)緊接二零零零年五月十七日公佈收購事項前六個曆月各月中股份交易之最後一天；(ii)二零零零年五月十七日，即公佈收購事項前之最後一個交易日；及(iii)最後實際可行日期，聯交所所報股份之收市價：

日期	股份收市價
	港元
一九九九年十一月三十日	87.25
一九九九年十二月三十日	98.75
二零零零年一月三十一日	98.25
二零零零年二月二十九日	103.50
二零零零年三月三十一日	116.50
二零零零年四月二十八日	93.00
二零零零年五月十七日	79.75
最後實際可行日期	72.50

(b) 由一九九九年十一月十七日（公佈收購事項前六個月當日）至最後實際可行日期止期間，聯交所錄得股份之最高及最低收市價分別為二零零零年二月十一日之120.00港元及二零零零年五月二十五日之72.50港元。

此外，本集團為(i)附屬公司及共同發展公司所經營之若干合作發展項目就對方可收取之最低收益所作之擔保約為1,347,000,000港元；及(ii)合作經營企業就對方可收取之保證利潤按集團所佔比例在未來50年應支付之總數約4,606,000,000港元作出擔保。

外幣款額已按於二零零零年四月三十日辦公時間結束時之概約滙率換算為港元。

除上文所述或集團各公司之間之債務外，本集團於二零零零年四月三十日辦公時間結束時並無任何按揭、抵押、債券或其他已發行而尚未償還或同意發行之債務股本、銀行透支、貸款或其他類似債務、租購合約或財務租約之承擔、承兑票據（正常貿易票據除外）之負債或承兑信貸或任何擔保或其他重大或然債務。

董事已確定，除上文所披露者外，本集團之成員公司之債務自二零零零年四月三十日並無出現任何重大轉變。

重大逆轉

據董事所知，自一九九九年十二月三十一日（即本集團最近期之經審核綜合賬目之結算日）以來，本集團之財務或營業狀況或前景並無任何重大逆轉。

股本

截至最後實際可行日期，本公司法定股本為1,400,000,000港元，分為2,800,000,000股股份；本公司已發行股本為1,148,778,120港元，分為2,297,556,240股股份。自本公司上個財政年度年結日以來，本公司並無發行股份。本公司並無尚未行使之購股權、認股權證或影響股份之換股權等。所有股份在各方面享有同等權益，包括股息、投票權及資本。

註3 本公司、其附屬公司及部份聯營公司之下列物業權益並未包括入由戴德梁行編製截至2000年3月31日之估值報告，其全文載於本通函附錄二：

概況	本集團所佔物業權益	本集團賬面置存成本 (百萬港元)
香港		
元朗洪水橋輕鐵站	合作發展	15.8
葵涌和宜合道29-51號	合作發展	0.9
北角油街15-17號	合作發展	46.0
大坑虎豹別墅	100.00%	13.2
大埔工業邨工業大廈	60.00%	49.3
其他各項物業	33.3%－100%	40.4
中國大陸		
上海虹口西平道	10.00%	3.1
上海嘉里不夜城	10.00%	194.8
海南洋浦開發區發展地盤	10.00%	100.0
東莞廠廈	23.63%	6.6
廣州中國大酒店	18.00%	0.1
馬來西亞		
Jasin Lalang Estate, Melaka	10.00%	40.3
Menara Landmark (辦公室及商場)，Johor Bahra	23.33%	4.6
美國		
新墨西哥州及德克薩斯州六項物業	100.00%	42.3
	總數	557.4

此外，本集團於2000年4月在政府土地拍賣會上奪得香港西九龍新九龍內地段6275號一半權益，代價為950,000,000港元。

董事認為，若重估上述物業，不會對本集團備考資產淨值總報表構成重大改變。

註4 假設代價股份按每股股份79.75港元配發，而該配發價乃聯交所於收購協議日期所報之股份收市價。

債務

於二零零零年四月三十日(本通函付印前為編製本債務聲明之最後實際可行日期)辦公時間結束時，本集團之尚未償還借貸約為20,020,000,000港元，包括銀行貸款約13,680,000,000港元，其中約188,000,000港元為有抵押，及其他貸款約6,340,000,000港元。本集團之若干資產賬面總值約679,000,000港元為附屬公司及聯繫公司之借款作抵押。本集團之或然負債約為2,699,000,000港元，此乃為若干聯營公司、共同發展公司及聯繫公司所動用之銀行貸款作出之擔保。

本集團於完成收購後之未經審核經調整綜合資產淨值備考報表

下述報表乃基於本集團於一九九九年十二月三十一日之經審核資產淨值並經調整如下：

	百萬港元
本集團於一九九九年十二月三十一日之經審核資產淨值	141,743
因重估本集團物業權益所產生之淨盈餘(註1)(註3)	4,066
收購事項前本集團備考資產淨值	145,809
投資於Equisite Taste全部已發行股本及股東貸款所購入之有形資產淨值	1,484
本集團於完成收購時之備考資產淨值(註2)	147,293
本集團備考資產淨值（按已擴大股本2,316,164,338股計算）(註4)	每股股份63.60港元

註1　有關本集團物業權益估值基準，請參閱由戴德梁行編製之估值報告，其全文載於本通函附錄二。基於本集團根據歷史成本法之會計政策，本集團於二零零零年三月三十一日重估物業權益所產生之為數4,066,000,000港元之盈餘不會列入本集團截至二零零零年十二月三十一日止年度之財務報表。

註2　本集團於完成收購時之備考資產淨值並不包括本集團截至最後實際可行日期於和記黃埔有限公司之投資市值與本集團於和記黃埔有限公司投資賬面值兩者之差額約81,408,000,000港元；按完成收購後經擴大已發行股本2,316,164,338股股份計算，相當於每股股份約35.15港元。

附錄三

董事會認為將本集團全部共同發展公司資料列出會過於冗長，故此現時只將對本集團之業績或資產有重要影響之共同發展公司列出。除特別註明外，下列之共同發展公司均於香港註冊。

名稱	本公司擁有所有者權益之百分率 直接	間接	主要業務
Albion Properties Limited（英國）		45	物業發展
Bayswater Developments Limited（英屬處女群島）		50	物業發展
Central More Limited		50	物業發展
志鉅有限公司		50	物業投資
Cheung Wo Hing Fung Enterprises Limited（英屬處女群島）		35	物業投資
威頓企業有限公司		50	物業發展
Concord Property Development Limited（英屬處女群島）		50	物業發展
高仕威國際有限公司		50	物業發展
勝暉投資有限公司		22.5	物業發展
Japura Development Pte Ltd（新加坡）		24	物業發展
康利時投資有限公司		42.5	物業發展
裕盛通投資有限公司		50	物業發展
Matrica Limited		30	物業發展
南洋兄弟置業有限公司		50	物業發展
Ostani Limited		50	財務
樂保頓有限公司		50	物業發展
康富達有限公司		20	物業發展
Sinclair Profits Limited（英屬處女群島）		50	物業發展
萬寶勝有限公司		50	物業發展
超隆企業有限公司	50		物業發展
天水圍發展有限公司		48.25	物業投資
Vigour Limited		50	物業發展
奇彩投資有限公司		50	物業發展

除下列公司外，上列各共同發展公司之主要業務經營地區皆在香港：

名稱	業務經營地區
Albion Properties Limited	英國
Bayswater Developments Limited	內地
志鉅有限公司	內地
Cheung Wo Hing Fung Enterprises Limited	內地
Japura Development Pte Ltd	新加坡
Sinclair Profits Limited	內地

附錄二

董事會認為將本集團全部聯營公司資料列出會過於冗長，故此現時只將對本集團之業績或資產有重要影響之聯營公司列出。除特別註明外，下列之聯營公司均於香港註冊。

名稱	本公司擁有已發行普通股股權之百分率 直接	間接	主要業務
加拿大怡東集團有限公司	50		財務貸款及融資服務
Harbour Plaza Hotel Management (International) Limited (英屬處女群島)		50	酒店管理
香港長和控股有限公司		40	貿易及證券投資
和記黃埔有限公司		49.9	電訊、港口、貿易、物業、能源、基建及投資
新城廣播有限公司		50	電台廣播
Mightypattern Limited	25		物業投資

除下列公司外，上列各公司之主要業務經營地區皆在香港：

名稱	業務經營地區
香港長和控股有限公司	內地

(二) 本集團攤佔共同發展公司之資本性承擔如下：

(i) 已簽約但未有在賬目上作出準備 － $56,000,000 (1998年 － $437,000,000)

(ii) 已批准但未簽約 － $827,000,000 (1998年 － $1,471,000,000)

(三) 本公司為下列公司之銀行及其他借款作出擔保如下：

(i) 附屬公司 － $17,466,000,000 (1998年 － $15,047,000,000)

(ii) 共同發展公司 － $2,030,000,000 (1998年 － $2,722,000,000)

(iii) 聯營公司及聯繫公司 － $168,000,000 (1998年 － $235,000,000)

此外，若干附屬公司為共同發展公司之銀行及其他借款總額達$448,000,000 (1998年 － $104,000,000) 以及聯營公司與聯繫公司之銀行及其他借款總額達$2,000,000 (1998年 － $27,000,000) 作出擔保；

(四) 本公司為附屬公司及共同發展公司所經營之若干合作發展項目就對方可收取之最低收益所作之擔保分別為$1,222,000,000 (1998年 － $1,353,000,000) 及$125,000,000 (1998年 － $125,000,000)；及

(五) 本集團為一合作經營企業就對方可收取之保証利潤按集團所佔比例在未來50年應支付之總數$4,606,000,000作出擔保。

23. 有關連人士交易

年度內，本集團與有關連人士於日常業務範圍內按一般商業條款進行若干交易，包括向聯營公司及共同發展公司貸款、其還款及為其作出擔保。於資產負債表結算日，聯營公司及共同發展公司之借貸結餘已於附註(11)及(12)披露，年度內有關貸款之利息收入已於附註(4)披露，而為聯營公司及共同發展公司之銀行及其他借款所作出之擔保已於附註(22)披露。除上述外，本集團並無其他重大有關連人士交易須於財務報表內披露。

24. 財務報表核准

以港元為單位之財務報表已於2000年3月23日獲董事會核准。

19. 保留溢利

	集團		總公司	
	1999	1998	1999	1998
	百萬元	百萬元	百萬元	百萬元
1月1日結餘	74,577	71,130	13,217	12,484
本年度保留溢利	56,203	3,447	855	733
12月31日結餘	130,780	74,577	14,072	13,217

於資產負債表結算日，本集團之保留溢利包括仍保留於聯營公司之溢利$77,558,000,000（1998年 －$21,607,000,000）及仍保留於共同發展公司之溢利$2,679,000,000（1998年 －$2,696,000,000）。本公司可派發給股東之儲備為$13,537,000,000（1998年 － $12,397,000,000）。

20. 僱員退休金計劃

本集團提供之主要僱員退休金計劃為界定供款計劃。供款方式包括只由僱主供款或僱主及僱員兩者共同供款，供款額為僱員薪金5%至10%。

年度內，本集團之僱員退休金計劃支出為$42,000,000（1998年 － $44,000,000）。年度內，喪失權利之供款為$6,000,000（1998年 － $2,000,000），已用作減低本年度之供款。

21. 資產按揭

於資產負債表結算日，本集團之若干資產總賬面值$586,000,000（1998年 － $158,000,000）為附屬公司及聯繫公司之借款作抵押。

22. 承擔及或有負債

於資產負債表結算日：

（一）本集團之資本性承擔如下：

(i) 已簽約但未有在賬目上作出準備
固定資產 － $1,010,000,000（1998年 － $417,000,000）
共同發展公司投資 － 無（1998年 － $3,942,000,000）

(ii) 已批准但未簽約
固定資產 － $61,000,000（1998年 － 無）

17. 股本

	1999 股數	1998 股數	1999 百萬元	1998 百萬元
法定股本：				
每股面值五角	2,800,000,000	2,800,000,000	1,400	1,400
實收股本：				
每股面值五角	2,297,556,240	2,297,556,240	1,149	1,149

18. 儲備

	集團		總公司	
	1999 百萬元	1998 百萬元	1999 百萬元	1998 百萬元
資本儲備				
1月1日及12月31日結餘	345	345	199	199
匯兌儲備				
1月1日結餘	31	29	1	1
總公司及附屬公司	11	–	–	–
攤佔匯兌儲備				
共同發展公司	(14)	3	–	–
聯營公司	1	(1)	–	–
12月31日結餘	29	31	1	1
投資物業重估儲備				
1月1日結餘	1,490	2,267	600	799
重估增值/(減值)				
總公司及附屬公司	(155)	(583)	–	–
共同發展公司	351	13	–	–
聯營公司	6	(207)	–	(199)
自投資物業撥轉以作發展之物業於建成時之減值	(108)	–	–	–
12月31日結餘	1,584	1,490	600	600
	1,958	1,866	800	800

於資產負債表結算日：

(一)銀行借款總額達$188,000,000(1998年 — 無)以固定資產為抵押；及

(二)其他借款包括於1994年發行之US$45,340,000浮息票據，其利率以三個月倫敦銀行同業拆息加0.7%計算並於2001年1月到期(其中US$2,550,000之票據已於資產負債表結算日後應票據持有人之要求被贖回)；及下列於年度內發行之定息票據及債券：

$1,250,000,000	8.15%於2002年2月到期票據
$300,000,000	7.88%於2004年11月到期債券
$300,000,000	7.75%於2004年12月到期債券
$500,000,000	7.88%於2006年12月到期債券

所有票據及債券皆由本集團之全資附屬公司Cheung Kong Finance Cayman Limited發行，並由本公司擔保及於盧森堡上市。

16. 遞延項目

	集團		總公司	
	1999	**1998**	**1999**	**1998**
	百萬元	*百萬元*	*百萬元*	*百萬元*
遞延稅項	10	2	3	1
其他遞延收益	23	10	—	—
	33	12	3	1

遞延稅項主要乃由於稅務折舊減項比賬面折舊為大。鑑於重估投資物業之增值並不構成稅務上之時間差異，故無須作出遞延稅項預備。於資產負債表結算日，並無重大未作出稅項預備之時間差異。

14. 物業存貨

	集團		總公司	
	1999	1998	1999	1998
	百萬元	百萬元	百萬元	百萬元
發展中或待發展物業	8,940	4,346	–	–
合作發展物業	5,764	8,585	–	–
待售物業	2,207	577	3	3
	16,911	13,508	3	3
減：客戶訂金	2,950	2,785	–	–
	13,961	10,723	3	3

於資產負債表結算日，若干物業存貨總額達$1,140,000,000（1998年 – $511,000,000）以變現淨值列賬。

15. 銀行及其他借款

	集團		總公司	
	1999	1998	1999	1998
	百萬元	百萬元	百萬元	百萬元
銀行借款之還款期				
不超過一年	7,408	2,476	–	–
超過一年但不多於二年	4,376	6,168	–	–
超過二年但不多於五年	3,180	3,726	–	–
其他借款之還款期				
不超過一年	20	2,338	–	–
超過一年但不多於二年	332	–	–	–
超過二年但不多於五年	1,850	351	–	–
超過五年	500	–	–	–
	17,666	15,059	–	–
減：列作流動負債	7,428	4,814	–	–
列作非流動負債	10,238	10,245	–	–

13. 證券投資

	集團		總公司	
	1999	1998	1999	1998
	百萬元	百萬元	百萬元	百萬元
投資性證券				
權益證券－非上市	348	229	14	27
權益證券－香港上市	54	58	–	–
債務證券－香港上市	106	35	–	–
	508	322	14	27
其他投資				
權益證券－非上市	71	–	–	–
債務證券－非上市	1,993	1,904	–	–
權益證券－香港上市	1,029	1,138	–	–
債務證券－香港上市	1	81	–	–
權益證券－海外上市	30	1,022	–	–
債務證券－海外上市	370	273	–	–
	3,494	4,418	–	–
減：列作流動資產	2,773	2,297	–	–
	721	2,121	–	–
列作非流動資產	1,229	2,443	14	27
投資性證券市值				
－香港上市	160	94	–	–
其他投資市值				
－香港上市	1,030	1,323	–	–
－海外上市	400	1,320	–	–
	1,590	2,737	–	–

10. 附屬公司

	總公司	
	1999	**1998**
	百萬元	*百萬元*
非上市附屬公司投資	2,267	2,267
借附屬公司款項	24,579	22,820
欠附屬公司款項	(10,846)	(8,424)
	16,000	16,663

有關各主要附屬公司之資料詳列於附錄一。

11. 聯營公司

	集團		總公司	
	1999	**1998**	**1999**	**1998**
	百萬元	*百萬元*	*百萬元*	*百萬元*
上市聯營公司投資	104,017	49,313	–	–
非上市聯營公司投資	1,257	1,358	1,045	1,330
	105,274	50,671	1,045	1,330
借聯營公司款項	397	469	48	48
欠聯營公司款項	(29)	(283)	(3)	(256)
	105,642	50,857	1,090	1,122
香港上市聯營公司投資之市值	218,830	106,026	–	–

有關各主要聯營公司之資料詳列於附錄二。

12. 共同發展公司

	集團		總公司	
	1999	**1998**	**1999**	**1998**
	百萬元	*百萬元*	*百萬元*	*百萬元*
非上市共同發展公司投資	5,764	9,925	145	145
借共同發展公司款項	20,304	17,134	5,891	4,721
欠共同發展公司款項	(2,962)	(1,629)	(151)	(151)
	23,106	25,430	5,885	4,715

有關各主要共同發展公司之資料詳列於附錄三。

	其他資產
	百萬元
總公司	
成本值	
1999年1月1日	97
增添	69
出售	(10)
1999年12月31日	156
累積折舊	
1999年1月1日	77
折舊	19
出售撥回	(5)
1999年12月31日	91
1999年12月31日賬面淨值	65
1998年12月31日賬面淨值	20

本集團固定資產於1999年12月31日之成本值及估值分析如下：

	房地產		投資物業	酒店物業		
	香港	香港以外	香港	香港	其他資產	總值
	百萬元	百萬元	百萬元	百萬元	百萬元	百萬元
1999年專業估值	–	–	11,760	–	–	11,760
成本值	193	7,813	–	2,264	341	10,611
	193	7,813	11,760	2,264	341	22,371

本集團投資物業於1999年12月31日由專業估值師戴德梁行按公開市價重估。年度內，來自投資物業之毛租金收入為$269,000,000（1998年 — $210,000,000）。

附註：

(一) 本年度物業發展項目利息資本化之平均年息率約為7%（1998年 － 7%）。

(二) 董事酬金包括董事袍金$85,000（1998年 － $85,000）。主席李嘉誠先生及各獨立非執行董事每人收取$5,000之董事袍金，而作為審核委員會成員的獨立非執行董事則每人額外收取$5,000，除此之外，並無收取任何其他薪酬。若干董事從聯營公司收取董事薪酬，其中$11,000,000（1998年 － $11,000,000）轉付予總公司。

董事酬金（包括集團五名獲最高酬金之人士）可按金額劃分為下列組別：

	1999 董事人數	1998 董事人數
無 － $1,000,000	9	9
$7,500,001 － $8,000,000	－	1
$9,000,001 － $9,500,000	1	2
$10,000,001 － $10,500,000	1	1
$10,500,001 － $11,000,000	1	－
$11,000,001 － $11,500,000	1	－
$12,000,001 － $12,500,000	－	1
$13,000,001 － $13,500,000	1	1
$15,000,001 － $15,500,000	1	－
$17,500,001 － $18,000,000	－	1
$19,500,001 － $20,000,000	1	－
$28,500,001 － $29,000,000	－	1
$32,500,001 － $33,000,000	1	－

4. 除税前溢利

	1999 百萬元	1998 百萬元
除税前溢利已扣除下列項目：		
利息支出		
銀行及須於五年內償還之其他借款	1,007	1,439
不須於五年內償還之其他借款	1	—
	1,008	1,439
減：資本化之利息（見下列附註（一））	(341)	(600)
	667	839
董事酬金（見下列附註（二））		
薪金、津貼及福利	75	73
退休金供款	7	7
酌定花紅	41	29
	123	109
減：轉付予總公司金額	(11)	(11)
	112	98
核數師酬金	5	4
已售物業成本	1,595	2,782
營運租約支出－房地產	93	163
折舊	46	52
投資性證券之降值虧損	28	116
計入項目包括：		
租金淨收入	187	211
銀行利息	201	317
上市投資收入		
攤佔聯營公司之損益	57,860	4,864
證券投資股息	19	101
證券投資利息	28	50
非上市投資收入		
攤佔共同發展公司之損益	1,077	3,261
攤佔聯營公司之損益	137	(160)
證券投資股息	12	4
共同發展公司利息	669	937
證券投資利息	111	60
持有其他投資之獲利/(虧蝕)淨額	1,022	(761)

（五）聯營公司

聯營公司乃指本集團持有其股本權益不少於20%作為長期投資而非附屬公司或共同發展公司，及對其行政管理有重大影響之公司。

資產負債表內聯營公司投資之賬面值包括成本值及本集團所佔該等公司自購入後之累積損益及儲備，並扣除自其所收取之股息及降值準備。於購入時收購成本與所佔聯營公司淨資產之合理價值若有任何重大差距，以收購折扣或溢價處理。收購時所產生之溢價於購入之年度在儲備賬內撇除。

本集團以聯營公司截至12月31日止之財務報表，經與本集團不一致之會計政策在可行情況下作出調整後，將本集團自購入後應攤佔之損益計入本集團之財務報表內。

（六）證券投資

過去之年度長期投資之證券均以成本值扣除適當之降值準備入賬；而短期投資之證券均以成本值及變現淨值之較低者入賬。

因應於年中生效之會計實務準則第二十四條「證券投資的會計處理」，證券投資之會計政策已更改為以其中所述之標準方法入賬。更改此項會計政策對1998年度及1999年度之股東應佔溢利及保留溢利無重大影響。

投資之證券若擬持續擁有但不屬於附屬公司、共同發展公司或聯營公司，乃列作投資性證券並以成本值扣除適當之降值準備入賬。投資收益以所收取及應收取之股息及利息入賬。

其他投資皆以合理價值於資產負債表內列賬，合理價值之轉變則計入損益賬內。

（七）固定資產

固定資產除投資及酒店物業外以成本值或估值減適當的折舊或降值準備列賬。

持作收租之投資物業以該等物業之年底結算日市值列入固定資產項，每年皆由獨立專業估值師作出估值。估值增加之數撥入投資物業重估儲備內，若估值減少則先從重估儲備扣除，不敷之數在損益賬內撇除。當售出已估值之投資物業，有關重估增值或減值轉入損益賬內。

財務報表附註

1. 主要會計政策

(一)編制基準

本財務報表除若干物業及證券投資予以估值，乃根據傳統歷史成本法編制，並符合香港之會計實務準則。

本年度財務報表之表達形式已根據於年中生效之會計實務準則第一條修訂本「財務報表的表達形式」、會計實務準則第二條修訂本「期內之淨損益，基本錯誤及會計政策的變更」及會計實務準則第二十四條「證券投資的會計處理」所需予以修改。比較數字經予重新編列以符合本年度之賬項表達形式。

(二)綜合準則

本集團之綜合財務報表包括總公司及所有直接與間接附屬公司截至12月31日止年度之財務報表。投資於共同發展公司及聯營公司之權益亦分別按附註第(1)(四)及(1)(五)項所述之原則合併計入綜合財務報表內。

年度內購入或售出之附屬公司、共同發展公司及聯營公司，本集團祗將其自購入後至年終或截至售出日止期間之業績計入綜合財務報表內。因綜合附屬公司而產生之合併商譽於購入之年度在儲備賬內撇除。

(三)附屬公司

附屬公司乃指本集團持有其有投票權之已發行股本50%以上並作為長期投資之公司。該等投資均以成本值扣除適當之降值準備後入賬。

(四)共同發展公司

共同發展公司乃指本集團長期持有其股本權益，及根據合約安排其財政和營運政策均由本集團及其他參與者共同控制之公司。

資產負債表內共同發展公司投資之賬面值包括成本值及本集團所佔該等公司自購入後之累積損益及儲備，並扣除自其所收取之股息及降值準備。如預期投資共同發展公司之成本於合約期滿清盤時，按合約條款不能全數收回，則預期之欠數於餘下合約期間以直線攤銷。

本集團以共同發展公司截至12月31日止之財務報表計算本集團自購入後攤佔其損益計入本集團之財務報表內。

附註：

(一) 除税前溢利與經營業務之現金流入(流出)淨額對賬

	1999 百萬元	1998 百萬元
除税前溢利	59,265	7,322
利息收入	(1,054)	(1,364)
利息支出	667	839
	58,878	6,797
股息收入	(31)	(105)
攤佔共同發展公司之損益	(1,077)	(3,261)
攤佔聯營公司之損益	(57,997)	(4,704)
物業項目減值準備	1,263	2,450
投資(溢利)虧損	(915)	931
折舊	46	52
(增加)減少物業存貨	(3,062)	8,903
增加(減少)客戶訂金	165	(3,134)
(增加)減少應收賬款、按金及預付款項	559	(1,545)
增加(減少)應付賬款及費用	(481)	3,819
兑換差額及其他項目	4	(55)
經營業務之現金流入(流出)淨額	(2,648)	10,148

(二) 年度內融資情況變動分析

	其他借款 百萬元	銀行借款 百萬元	少數股東權益 百萬元	1999 總額 百萬元	1998 總額 百萬元
1月1日結餘	2,689	12,370	5,163	20,222	20,177
融資之現金流入(流出)淨額	13	2,594	2,498	5,105	(894)
少數股東攤佔之溢利及儲備	–	–	(917)	(917)	30
少數股東權益增加	–	–	–	–	1,057
已付少數股東股息	–	–	(8)	(8)	(148)
12月31日結餘	2,702	14,964	6,736	24,402	20,222

(三) 現金及現金等值項目

	1999 百萬元	1998 百萬元
銀行存款及定期存款	3,337	4,313
減：超過三個月之定期存款	–	(1,000)
	3,337	3,313

綜合現金流動狀況表

截至1999年12月31日止年度

	附註	1999 百萬元	1998 百萬元
經營業務之現金流入(流出)淨額	(一)	(2,648)	10,148
投資回報及財務收支			
共同發展公司股息		1,063	1,430
聯營公司股息		2,917	2,908
證券投資股息		31	117
已收利息		1,026	1,378
已付利息		(1,055)	(1,403)
已付股東股息		(2,780)	(3,469)
已付少數股東股息		(8)	(148)
投資回報及財務收支之現金流入淨額		1,194	813
稅項			
已付利得稅		(223)	(137)
投資業務			
減持附屬公司權益		–	108
投資共同發展公司		(486)	(2,443)
購入聯營公司		(2)	(58)
售出聯營公司		91	–
墊付共同發展公司		(1,942)	(3,972)
墊付聯營公司		(248)	(172)
購入證券投資		(382)	(181)
售出/贖回證券投資		2,154	1,106
收回(借出)長期貸款		43	(25)
增添固定資產		(3,638)	(8,938)
售出固定資產		6	1
減少超過三個月之定期存款		1,000	–
投資業務之現金流出淨額		(3,404)	(14,574)
融資前之現金流出淨額		(5,081)	(3,750)
融資			
新做銀行借款		2,594	635
新做(償還)其他借款		13	(3,618)
少數股東注資		2,498	2,089
融資之現金流入(流出)淨額	(二)	5,105	(894)
增加(減少)現金及現金等值項目		24	(4,644)
1月1日現金及現金等值項目		3,313	7,957
12月31日現金及現金等值項目	(三)	3,337	3,313

綜合收益及虧損確認表

截至1999年12月31日止年度

	1999 百萬元	1998 百萬元
附屬公司、共同發展公司及聯營公司財務報表伸算之匯兑收益(虧損)	(2)	2
投資物業之重估增值(減值)	202	(777)
自投資物業撥轉以作發展之物業於建成時之減值	(108)	—
綜合損益計算表以外確認之淨收益(虧損)	92	(775)
本年度之溢利	59,373	6,112
收益及虧損確認總額	59,465	5,337

資產負債表

1999年12月31日結算

	附註	1999 百萬元	1998 百萬元
非流動資產			
固定資產	(9)	65	20
附屬公司	(10)	16,000	16,663
聯營公司	(11)	1,090	1,122
共同發展公司	(12)	5,885	4,715
證券投資	(13)	14	27
長期貸款		51	63
		23,105	22,610
流動資產			
物業存貨	(14)	3	3
應收賬款、按金及預付款項		114	140
應收股息		1,930	622
銀行存款及定期存款		1,299	1,778
		3,346	2,543
流動負債			
應付賬款及費用		159	91
擬派末期股息		2,412	2,022
税項準備		–	17
流動資產淨值		775	413
非流動負債			
遞延項目	(16)	3	1
資產淨值總額		23,877	23,022
上列項目代表：			
股本	(17)	1,149	1,149
股本溢價		7,856	7,856
儲備	(18)	800	800
保留溢利	(19)	14,072	13,217
股東權益總額		23,877	23,022

綜合資產負債表

1999年12月31日結算

	附註	1999 百萬元	1998 百萬元
非流動資產			
固定資產	(9)	21,290	13,936
聯營公司	(11)	105,642	50,857
共同發展公司	(12)	23,106	25,430
證券投資	(13)	1,229	2,443
長期貸款		519	878
		151,786	93,544
流動資產			
證券投資	(13)	2,773	2,297
物業存貨	(14)	13,961	10,723
應收賬款、按金及預付款項		1,773	2,181
銀行存款及定期存款		3,337	4,313
		21,844	19,514
流動負債			
銀行及其他借款	(15)	7,428	4,814
應付賬款及費用		4,628	4,766
擬派末期股息		2,412	2,022
税項準備		412	588
流動資產淨值		6,964	7,324
非流動負債			
銀行及其他借款	(15)	10,238	10,245
遞延項目	(16)	33	12
少數股東權益		6,736	5,163
		17,007	15,420
資產淨值總額		141,743	85,448
上列項目代表：			
股本	(17)	1,149	1,149
股本溢價		7,856	7,856
儲備	(18)	1,958	1,866
保留溢利	(19)	130,780	74,577
股東權益總額		141,743	85,448

下文乃摘錄自本集團一九九九年度報告書內截至一九九九年十二月三十一日止年度經審核財務報表。

綜合損益計算表

截至1999年12月31日止年度

	附註	1999 百萬元	1998 百萬元
營業額	(2)		
集團業務		3,142	6,120
攤佔共同發展公司之物業銷售		5,051	5,745
		8,193	11,865
集團營業額	(2)	3,142	6,120
其他收益		1,993	904
營運成本			
物業及有關成本		(2,144)	(3,394)
薪金及有關支出		(590)	(646)
租約及折舊支出		(139)	(215)
利息支出		(667)	(839)
其他支出		(141)	(123)
		(3,681)	(5,217)
攤佔共同發展公司之損益		1,077	3,261
物業項目減值準備		(1,263)	(2,450)
營業溢利		1,268	2,618
攤佔聯營公司之損益	(3)	57,997	4,704
除稅前溢利	(4)	59,265	7,322
稅項	(5)	(774)	(1,169)
除稅後溢利		58,491	6,153
少數股東權益		882	(41)
股東應佔溢利	(6)	59,373	6,112
股息	(7)	(3,170)	(2,665)
本年度保留溢利		56,203	3,447
每股溢利	(8)	$25.84	$2.66

除另有註明外，本附錄所列之金額均以港元及港仙為單位。

下文乃摘錄自本集團經審核財務報表內截至一九九九年十二月三十一日止五個財政年度各年之本集團經審核綜合損益計算表概要。

集團財務概要

損益賬

（百萬元）

	1995	1996	1997	1998	1999
營業額	12,309	13,202	7,857	11,865	8,193
除税前溢利	12,573	15,734	19,031	7,322	59,265
税項	(1,387)	(1,600)	(1,320)	(1,169)	(774)
除税後溢利	11,186	14,134	17,711	6,153	58,491
少數股東權益	(61)	(369)	(109)	(41)	882
股東應佔溢利	11,125	13,765	17,602	6,112	59,373
股息	(2,727)	(3,170)	(3,722)	(2,665)	(3,170)
年內保留溢利	8,398	10,595	13,880	3,447	56,203
每股溢利（元）	5.06	6.02	7.66	2.66	25.84
每股股息（元）	1.20	1.38	1.62	1.16	1.38

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
151. 10 Regent Court (Royal Gate) and 14 car parking spaces, Wrights Lane, Kensington, London W8, United Kingdom	該物業包括已於一九九八年落成之一幢住宅發展項目中之一個頂樓單位及14個停車位。 物業面積約267平方米(2,870平方呎)。 物業按永久業權持有，業權編號為NGL 111663。	該物業現為空置。	24,810,000港元(2,000,000英磅) (貴集團應佔28%權益：6,946,800港元)

附註： 該物業之註冊業主為 貴集團持有28%應佔權益之Hutchison IDH Limited。

附註：

(1) 該物業之註冊業主為　貴集團持有45%應佔權益之Albion Properties Limtied。

(2) 截至二零零零年二月支出之建築費用為3,700,000英磅。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
150. Albion and Bridge Wharves, Wandsworth, London, United Kingdom	該物業包括地盤面積約12,913.42平方米(139,000平方呎)之地盤，建議興建發展項目包括： － 11層高住宅／商業大樓，包括190個私人住宅單位(建築面積約40,166.02平方米(432,347平方呎))及商舖、辦公室及休憩空間(建築面積約4,944.26平方米(53,220平方呎))。 － 五層高樓宇，包括45個之住宅單位(建築面積約589.93平方米(6,350平方呎))。 － 五層高商業大樓，連地庫1辦公室面積(建築面積約4,090.12平方米(44,026平方呎))。 － 299個停車位，主要位於地下。 該物業按永久業權持有，包括4個不同業權編號： TGL135974 (Albion Wharf), TGL197201 (5/6 Hester Road) SGL256333 (Bridge Wharf巴士站) SGL165454 (Hester Road巴士站)	該物業計劃於二零零零年中開始動工興建，並計劃於二零零三年底落成。	384,555,000港元 (31,000,000英磅) (貴集團應佔45%權益：173,049,750港元)

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
149. Montevetro, Battersea Church Road, London SW11, United Kingdom	該物業為一住宅發展項目，包括於地盤面積約8,996平方米(96,833平方呎)之地盤上興建兩期之項目。第一期已落成而另一期快將落成。 落成後，整項發展將包括103個住宅單位，分為五幢由3層高至20層高楔形排列之樓房，樓宇實用面積約為15,329平方米(165,000平方呎)及179個停車位。 物業按永久業權持有，業權編號為TGL21119。	第一期包括3幢樓宇共43個單位，已於一九九九年落成。 第二期包括2幢樓宇共60個單位，正在興建中，計劃於二零零零年五月及八月完工。	769,110,000港元 (62,000,000英磅) (貴集團應佔22.5%權益：173,049,750港元)

附註：

(1) 該物業之註冊業主為MV Properties Ltd.及Taylor Woodrow Capital Development，各佔一半業權。 貴集團持有MV Properties Ltd. 45%應佔權益，Taylor Woodrow Capital Development則與 貴集團並無關連。

(2) 完成發展所須之未繳建築費用於二零零零年三月三十一日為2,000,000英鎊(不包括費用)。

(3) 該物業之假設完成資本值為69,000,000英磅。

(4) 截至二零零零年三月三十一日，只有第一期7個住宅單位仍為業權所有，其中4個單位已以4,141,996英鎊預售。而第二期有59個住宅單位仍為業權所有，其中55個已以53,282,000英鎊預售。吾等之估值已包括該項考慮。

第十一類－貴集團在英國持有之物業權益

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
148. Belgravia Place, Graham Terrace, Belgravia, London SW1, United Kingdom	該物業包括一幅面積約4,389平方米(47,243平方呎)之地盤。建議興建住宅發展項目，包括： － 28間洋房連停車位(淨建築面積約9,356.84平方米)(100,717平方呎) － 13間住宅單位及14個停車位(淨建築面積約1,456.71平方米(15,680平方呎) 該物業按永久業權持有，業權編號NGL 755739。	該物業正在興建中，計劃於二零零一年三月完工。	483,795,000港元(39,000,000英鎊) (貴集團應佔42.5%權益：205,612,875港元)

附註：

(1) 該物業之註冊業主為Maraket Limited(貴集團持有其42.5%應佔權益)。

(2) 截至二零零零年三月三十一日，完成發展所須之尚未支付建築費用為18,659,000英鎊(不包括費用)。

(3) 該物業之假設完成資本值為70,000,000英鎊。

(4) 截至二零零零年三月三十一日，合共22間洋房、13個住宅單位及14個停車位已以56,209,750英鎊預售。吾等之估值已包括該項考慮。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
147. 新加坡（碧灣路URA地段）Mukim 27 8752W地段	該物業包括一幅住宅發展地盤，用以興建名為旭日灣之多層住宅物業。 該物業落成後共有906個住宅單位，實用總面積約119,229平方米（1,283,381平方呎），（包括天台及PES）及6個舖位，實用總面積399平方米。 物業佔地面積約39,702.1平方米（427,353平方呎）。 該物業保有業權年期為99年，由一九九七年五月五日起計。	該多層住宅物業正在興建中，計劃於二零零三年十二月三十一日完工。	2,773,650,000港元(615,000,000新加坡元) （貴集團應佔24%權益：665,676,000港元）

附註：

(1) 該物業之註冊業主為Japura Development Pte Ltd（於二零零零年三月三十一日，貴集團持有該公司24%應佔權益）。

(2) 新加坡總發展藍圖（一九九八年版）將該發展用地劃為住宅用途，總地積比率上限為3.5。

(3) 發展多層住宅物業之建議於一九九九年十二月二十四日獲得書面批准，是一項七幢三十層高連地庫停車場及公用設施之發展項目（906個單位）。獲批准之總建築面積為138,908.03平方米（1,495,206平方呎）。整體之總地積比率為3.4987。

(4) 總發展成本估計約為200,000,000新加坡元，已付建築成本截至估值當日約為18,675,000新加坡元。

(5) 物業落成後資產值為1,056,700,000新加坡元。

第十類－貴集團在新加坡持有之物業權益

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
146. Lots 601W and 874P Town Subdivision 27 at Cairnhill Circle, Singapore	該物業包括兩幅相連重建地盤，大概為三角形，向Cairnhill Circle之臨街長度約173米。 地盤總面積約為14,598.4平方米(157,137平方呎)。 該物業按永久業權持有。	地盤之現有發展包括一幢高層樓宇及兩幢低層樓房，統稱為Cairnhill Court及部份單層／部份兩層高之獨立洋房。	1,718,310,000港元 (381,000,000新加坡元) (貴集團應佔50%權益：859,155,000港元)

附註：

(1) 市分區27號601W地段之註冊業主全部均為Cairnhill Court分層地段之註冊業主，而市分區27號874P地段則以一名獨立業主名義註冊登記。 貴集團持有50%應佔權益之Glenfield Investments Pte Ltd已簽立協議購入該等業主之業權。

(2) 根據新加坡總規劃圖(一九九八年版)，該物業處於住宅區，其最高許可總地積比率為2.8。

(3) 建議於市分區27號874P地段興建一幢20層高之住宅發展項目之規劃許可證於二零零零年二月二日獲授出，編號為DC48/49-2 (241299-05A1)。

建議於市分區27號601W地段興建一幢20層高之住宅發展項目之規劃許可證於二零零零年二月十六日獲授出，編號為DC713/57-4 (030100-31C1)。

吾等獲悉就增加總地積比率至2.8須支付34,539,815新加坡元之發展費用。

(v) 地價 ： 人民幣2,586,000,000元(包括公用設施費用人民幣96,000,000元)

(vi) 建築規約 ： 整個發展項目須於二零零二年三月三十一日落成

(2) 根據由北京市城市規劃管理局於二零零零年二月十四日發出之建設規劃工程許可證(編號：(2000) 0172)，北京東方廣場有限公司獲許可之發展比率包括總建築面積874,800平方米。

(3) 根據營業執照(編號：013296)，北京東方廣場有限公司以註冊資本600,000,000美元註冊成立為合作合營企業(香港資本)，經營期自一九九九年一月二十五日至二零四九年一月二十四日。

(4) 貴集團之中國法律顧問之意見呈述如下：

(i) 北京東方廣場有限公司已根據國有土地使用權出讓合同載列之時間支付部份地價。北京市房屋土地管理局正在發出臨時國有土地使用證予北京東方廣場有限公司。

(ii) 北京東方廣場有限公司已就北京東方廣場發展項目取得所有有關之政府批文。於悉數支付地價及發展項目完全落成後，北京東方廣場有限公司可取得國有土地使用證及房地產證及可轉讓、出租及按揭全部或部份北京東方廣場。

(5) 吾等在為 貴集團於北京東方廣場所持權益作出估值意見時，吾等已考慮成立擁有北京東方廣場發展及經營權之北京東方廣場有限公司之合約條款，特別是有關各合營方之利潤分享安排。

(6) 根據 貴集團指出，於估值日，發展項目之總已付建築成本為619,000,000美元，而未繳總建築成本估計為535,000,000美元，吾等已於估值時計入該成本。

(7) 吾等依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 北京東方廣場有限公司擁有北京東方廣場之合法業權，並有權將北京東方廣場及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付其他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 北京東方廣場之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 北京東方廣場可全部或分層自由售予本地及海外買家。

(8) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	無
國有土地使用權出讓合同	有
建設規劃工程許可證	有
房地產證	不適用
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
144. 貴集團於北京市東城區東長安街1至31號北京東方廣場之應佔權益	北京東方廣場為一個面積約862,003平方呎(80,082平方米)之長方形地盤。 該建議發展項目計劃包括8幢辦公大樓、3幢住宅大樓、1間酒店及一個總建築面積約6,060,132平方呎(563,000平方米)之商業裙樓。 北京東方廣場發展項目計劃分期發展，並分別擬定於二零零零年十月至二零零二年六月間分期落成。 北京東方廣場之土地使用權由一九九九年四月二十二日起為期50年。	北京東方廣場現正興建中。	2,830,000,000港元

附註：

(1) 根據北京市房屋土地管理局(「授予人」)與　貴集團擁有33.3775%應佔權益之北京東方廣場有限公司(「承授人」)於一九九九年四月二十二日訂立之國有土地使用權出讓合同(編號：(99) 086)，授予人同意將位於東長安街1至31號之土地使用權授予承授人，上述合同之主要條款及條件如下：

(i) 地盤面積　：80,082平方米

(ii) 建築面積　：787,800平方米，其中287,800平方米為地庫面積

(iii) 用途　：綜合(辦公樓、酒店、住宅、商業、文化、娛樂、倉庫、停車場、展覽及其他公用設施)

(iv) 土地使用年期　：合同簽署日起計50年

一九九三年二月十六日至一九九五年二月十五日，其後經延至一九九七年十二月三十一日屆滿。該物業地盤面積為11,838平方米。

(2) 根據營業執照011110號， 貴集團持有15.3%應佔權益之上海梅龍鎮廣場有限公司已註冊成立為中外合作合營企業，註冊資本為40,000,000美元，合營期由一九九四年八月四日至二零二四年八月三日。

(3) 吾等在為 貴集團於梅龍鎮廣場所持權益作出估值意見時，吾等已考慮成立擁有梅龍鎮廣場發展及經營權之上海梅龍鎮有限公司之合約條款，特別是有關各合營方之利潤分享安排。

(4) 吾等依賴 貴集團提供之資料，並就下列假設作出估值：

(i) 上海梅龍鎮廣場有限公司有權，以使用、佔用及／或租賃梅龍鎮廣場，及於由一九九四年八月四日至二零二四年八月三日之30年期尚餘期間享有從租賃該物業應收之全部租金收入；

(ii) 梅龍鎮廣場之所有地價及其他配套公用設施服務之成本已悉數支付；

(iii) 發展項目之設計及施工符合當地規劃條例，並經有關當局批准；及

(iv) 上海梅龍鎮廣場有限公司於經營梅龍鎮廣場之經濟權益可自由出售予第三者。

(5) 根據 貴集團提供之資料，有關業權之狀況及所載之主要批文及執照如下：

國有土地使用證	有
國有土地使用權出讓合同	不適用
建設工程規劃許可證	不適用
房地產證	無
營業執照	有

第九類 — 貴集團在中國持有之營運／發展權益

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
143. 貴集團於上海市靜安區南京西路1038號梅龍鎮廣場之應佔權益	梅龍鎮廣場包括一處約127,424平方呎(11,838平方米)之多面向街地盤。 梅龍鎮廣場包括一幢多層辦公大樓，基座包括多層商業平台連地庫。該發展項目於一九九七年完成。 該物業零售及辦公室建築面積分別為687,007平方呎(63,824.50平方米)及366,546平方呎(34,052.95平方米)。此外，梅龍鎮廣場地庫共設車位330個。 梅龍鎮廣場以合作合營方式運作，年期由一九九四年八月四日起計30年。吾等對該物業估值按假設該物業獲批准土地使用權年期不短於合作合營期計算。	梅龍鎮廣場多個零售及辦公室部份按租約租出，每年租金總額約98,982,549港元。此外，一九九九年車位帶來平均總收入約1,150,381港元。	370,573,955港元

附註：

(1) 根據上海市靜安區規劃國土局於一九九三年一月二十二日簽發之臨時國有土地使用證，梅龍鎮廣場之土地使用權已授予與 貴集團概無關連之靜安區飲食公司，年期由

(ix) 綠化率 ： 不少於50%

(x) 東莞湖景將獲授權在土地使用期內轉讓、租賃及抵押土地使用權。

根據補充合同，總賠償費用(地價)為人民幣30,238,297元。

(3) 根據於一九九九年七月八日所簽發的營業執照(編號：004075)，東莞湖景已以註冊資本人民幣200,500,000元成立，有效經營期由一九九三年八月二十八日起計至二零二三年八月二十七日。

(4) 貴集團指出，未支付建築成本約26,600,000港元。根據指示，吾等於進行估值時，已計入上述成本。

(5) 吾等依據 貴集團提供的資料，以如下假設預備吾等之估值：

(i) 東莞湖景擁有該物業的正式法定擁有權，並獲授權在土地使用權餘下年期轉讓該物業，而毋須付予政府額外的地價或其他繁苛費用；

(ii) 全部地價及其他附屬使用服務費用已付清；

(iii) 該物業發展計劃之設計及興建是符合有關的條例及規定，並已獲得有關當局的批准；及

(iv) 該物業可自由售予本地及海外買家。

(6) 根據 貴集團提供的資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	沒有
國有土地使用權出讓合同	有
附有補充協議的合營合同	有
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
142. 位於廣東省東莞市厚街鎮環崗湖綜合開發區之海逸高爾夫球會	該物業包括一個擁有27個高爾夫球洞場地，地盤面積約1,323,339平方米(1,985畝)，於一九九九年完成。 根據一九九四年三月八日所簽發的國有土地使用權出讓合同(編號：(1993)1044)，該物業獲授予的土地使用期為五十年，由國有土地使用證簽發作為高爾夫球場地及有關附屬設施用途之日起計。	該物業現正用作經營一個高爾夫球會。	265,000,000港元 (貴集團應佔權益為42.21%：111,856,500港元)

附註：

(1) 根據指示，該高爾夫球會計劃招收一千五百名會員，現已有二百八十七名會員加入。吾等於估值日進行估值時，所計入售出會員會籍所得之收入時，只計入餘下可供加入之一千二百一十三名會員會籍。

(2) 根據東莞市土地管理局(「授予人」)與東莞湖景渡假村有限公司(「東莞湖景」)於一九九四年三月八日所訂立的國有土地使用權出讓合同(編號：(1993) 1044)，授予人同意以現況授予東莞湖景土地使用權。上述合同所規定之主要條件概述如下：

(i) 地點 ： 厚街鎮

(ii) 地盤面積 ： 約1,323,339平方米(1,985畝)

(iii) 土地使用期 ： 國有土地使用證簽發日起計五十年

(iv) 地價 ： 人民幣19,850,085元

(v) 許可使用 ： 高爾夫球場地及有關附屬設施

(vi) 地積比率 ： ≤ 0.0396

(vii) 地盤覆蓋率 ： ≤ 3.5%

(viii) 總建築面積 ： 52,400平方米

(3) 根據重慶市國土局(「授予人」)與香港志鉅有限公司及深圳長和實業有限公司(「承授人」)於一九九三年十一月十八日所訂立的國有土地使用權轉讓合同(編號:(1993) 12 (1)),授予人同意授予承授人物業的土地使用權。上述合同所規定之主要條款及條件(其中包括)下列各項:

(i) 地盤面積 : 4,550平方米

(ii) 總建築面積 : 56,282平方米包括地庫範圍

(iii) 土地用途 : 辦公大樓、商業(零售)、酒店、寓所、娛樂及飲食

(iv) 土地使用期 : 由一九九四年八月三十一日起計,為期五十年

(v) 地價 : 承授人須支付綜合土地授予費人民幣3,250,000元。

(vi) 建築契約 : 整個發展須於一九九八年十二月前完成。

其後承授人成立合作合營企業重慶海逸酒店有限公司以持有該物業業權。

(4) 根據營業執照(編號:00637),重慶海逸酒店有限公司已以註冊資本22,800,000美元成立為一間合資合營企業(香港資本),以及 貴集團指出,經營期由一九九九年三月十日起計至二零二九年三月十日。

(5) 吾等依據 貴集團提供的資料,以如下假設預備吾等之估值:

(i) 重慶海逸酒店有限公司擁有該物業的正式法定擁有權,並獲授權在土地使用權餘下年期轉讓該物業,而毋須付予政府額外的地價或其他繁苛費用;

(ii) 全部地價及其他附屬使用服務費用已付清;

(iii) 該物業發展計劃之設計及興建是符合有關的條例及規定,並已獲得有關當局的批准;及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(6) 根據 貴集團提供的資料,業權狀況及授予主要批文與許可證之情況如下:

國有土地使用證	有
國有土地使用權出讓合同	有
建設工程規劃許可證	不適用
房地產證	有
營業執照	有

第八類 － 貴集團在中國持作經營之物業權益

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
141. 重慶市渝中區五一路重慶海逸酒店	該物業包括一個不規則形狀地盤，面積約48,976平方呎(4,550平方米)。 該物業包括一間國際級酒店，有391個酒店套房、34個寓所套房及購物區。該發展已於一九九八年完成。 該物業之總建築面積約556,895平方呎(51,736.81平方米)。 該物業獲授予的土地使用期由一九九四年八月三十一日起計至二零四四年八月三十一日。	根據營業執照(編號：00637)，該物業現正經營一間酒店，為期由一九九九年三月十日起計至二零二九年三月十日。	312,000,000港元 (貴集團應佔權益為49%：152,880,000港元)

附註：

(1) 根據於一九九七年八月二十九日所簽發的國有土地使用證(072號)，該物業之部份土地使用權(地盤面積為4,550平方米)已授予香港志鉅有限公司，由一九九四年八月三十一日起計為期五十年作為綜合用途。

其後香港志鉅有限公司成立一間其持有98%應佔權益之合作合營公司以持有該物業。

(2) 根據房地產證(編號：100110)，該物業的業權(總建築面積為51,736.81平方米)歸予　貴集團持有49%應佔權益之重慶海逸酒店有限公司。

(v) 所有土地使用權出讓合同及中國法律之地價已由富華合營企業、麗來合營企業、長樂合營企業及寶苑合營企業支付。

(5) 吾等依據　貴集團提供的資料，以如下假設預備吾等之估值：

(i) 北京富華房地產開發有限公司、北京麗來房地產開發有限公司、北京長樂房地產開發有限公司及北京寶苑房地產開發有限公司共同擁有該物業的正式法定擁有權，並獲授權在土地使用權餘下年期轉讓該物業，而毋須付予政府額外的地價或其他繁荷費用；

(ii) 全部地價及其他附屬使用服務費用已付清；

(iii) 該物業發展計劃之設計及興建是符合有關的條例及規定，並已獲得有關當局的批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(6) 根據　貴集團提供的資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有
附有補充協議的國有土地使用權出讓合同	有
附有補充協議的合營合同	有
營業執照	有

上述合同所規定之主要條件(其中包括)下列各項：

		北京富華房地產開發有限公司	北京麗來房地產開發有限公司	北京長樂房地產開發有限公司	北京寶苑房地產開發有限公司
(i)	乙方公司名稱	北京富華房地產開發有限公司	北京麗來房地產開發有限公司	北京長樂房地產開發有限公司	北京寶苑房地產開發有限公司
(ii)	地盤面積	293,300平方米	216,600平方米	358,600平方米	402,000平方米
(iii)	土地使用期	為期70年由1/1/1996起計至31/12/2065	為期70年由1/1/1996起計至31/12/2065	為期70年由1/1/1997起計至31/12/2066	為期70年由1/1/1995起計至31/12/2064
(iv)	地價	人民幣137,825,250元	人民幣90,092,250元	人民幣153,392,250元	人民幣192,915,000元
(v)	准許使用	別墅／寓所	別墅／寓所	別墅／寓所	別墅／寓所
(vi)	地積比率	<0.5	<0.5	<0.5	<0.5
(vii)	准許建築面積	<148,000平方米	110,000平方米	180,000平方米	210,000平方米
(viii)	綠化率	≤50%	≤50%	≤50%	≤50%

(3) 根據於一九九五年七月二十日所簽發的四份營業執照，以下公司已妥當地在中華人民共和國成立。上述執照詳情(其中包括)下列各項：

執照編號	003599(2-2)	003597(2-1)	003598(2-1)	003600(2-2)
合營公司名稱	北京富華房地產開發有限公司	北京麗來房地產開發有限公司	北京長樂房地產開發有限公司	北京寶苑房地產開發有限公司
註冊資本	8,000,000美元	8,000,000美元	12,000,000美元	12,000,000美元
合營期	6/1/1993至5/1/2013	6/1/1993至5/1/2013	6/1/1993至5/1/2013	6/1/1993至5/1/2013

(4) 貴集團之中國法律顧問之意見呈述如下：

(i) 由於已獲取有關之營業執照，北京富華房地產開發有限公司(「富華合營企業」)、北京麗來房地產開發有限公司(「麗來合營企業」)、北京長樂房地產開發有限公司(「長樂合營企業」)及北京寶苑房地產開發有限公司(「寶苑合營企業」)已按中國法律正式地成立及有效地以中外合作合營有限公司形式經營，並可起訴及被起訴。

(ii) 根據國有土地使用權出讓合同及因已取得有關之國有土地使用證，富華合營企業、麗來合營企業、長樂合營企業、寶苑合營企業正式地擁有該出讓土地使用權之物業之有關部份。該有關部份之地盤總面積為1,270,500平方米，年期由一九九五年一月一日、一九九六年一月一日及一九九七年一月一日起計，為期七十年，作興建別墅及寓所用途。上述國有土地使用權出讓合同按其條款有效、具約束力及可強制執行。

(iii) 該建築工程由於已取得有關之國有土地使用證、建設用地規劃許可證、建設工程規劃許可證、富華合營企業、麗來合營企業、長樂合營企業及寶苑營企業根據該權證及許可證之條款有權發展及興建該物業之有關部份。

(iv) 該土地之土地使用權及於該土地上興建之每一個單位及大廈均可以轉讓、按揭或以租賃形式自由轉讓。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
140.	位於北京市順義區天竺鎮薛大人莊村的地盤	該物業包括4幅相連地盤，總面積約13,675,662平方呎（1,270,500平方米）。 該物業計劃發展為一住宅發展項目。總建築面積約6,273,621平方呎（638,575平方米）。 該物業獲授予土地使用權為期七十年，由一九九五年一月一日、一九九六年一月一日、一九九七年一月一日起計。	該物業現正空置。	1,365,000,000港元 （貴集團應佔權益為35%：477,750,000港元）

附註：

(1) 根據所有由北京市土地管理局於一九九三年十一月所簽發的四份國有土地使用證（編號：(93) 90、(93) 91、(93) 92、(93) 93），該地盤的法定擁有權（總地盤面積約1,270,500平方米）分別授予 貴集團分別持有35%應佔權益之北京富華房地產開發有限公司、北京麗來房地產開發有限公司、北京長樂房地產開發有限公司及北京寶苑房地產開發有限公司，分別為期七十年作為別墅／寓所項目之用。

(2) 根據所有北京市土地管理局（甲方）分別與北京富華房地產開發有限公司、北京麗來房地產開發有限公司、北京長樂房地產開發有限公司及北京寶苑房地產開發有限公司（共同稱為乙方）於一九九三年十一月十二日所訂立四份國有土地使用權出讓合同（原土地出讓）及其分別於一九九五年六月二十六日所訂立的補充協議，甲方同意授予乙方各方物業之土地使用權。

(iii) 用途 : 住宅及配套設施用途

(iv) 土地使用年期 : 由一九九八年七月二十八日至二零六八年七月二十七日為期70年

(v) 地價 : 人民幣112,039,262元

(vi) 建築規約 : 整個發展項目須於二零零六年七月二十七日前完成。

(2) 根據深圳市人民政府簽發之六份房地產證編號3000039345、3000039346、3000039347、3000039348、3000039349及3000039350，地段編號B203-0006、B203-0007、B203-0008、B203-0009、B203-0010及B203-0011總地盤面積為156,010平方米之土地使用權，已授予和記黃埔地產(深圳)有限公司作住宅用途，為期70年，即由一九九八年七月二十八日至二零六八年七月二十七日止。

(3) 根據由於一九九八年六月二十五日發出之建設規劃工程許可證(1998)003號，和記黃埔地產(深圳)有限公司獲允許發展總建築面積為437,905平方米之配套設施及總建築面積為156,394.7平方米之地盤。

(4) 根據營業執照305826號，和記黃埔地產(深圳)有限公司以註冊資本54,000,000美元註冊成立為獨資企業(外國資本)，經營期自一九九八年七月十三日至二零二八年七月十三日。

(5) 吾等依據 貴集團提供的資料，以如下假設預備吾等之估值：

(i) 和記黃埔地產(深圳)有限公司擁有該物業的正式法定擁有權，並獲授權在土地使用權餘下年期轉讓該物業，而毋須付予政府額外的地價或其他繁苛費用；

(ii) 全部地價及其他附屬使用服務費用已付清；

(iii) 該物業發展計劃之設計及興建是符合有關的條例及規定，並已獲得有關當局的批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(6) 根據 貴集團提供的資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	不適用
國有土地使用權出讓合同	有
房地產證	有(土地部份)
合營合同	不適用
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
139. 廣東省深圳市福田區黃埔雅苑第二至四期	該物業包括黃埔雅苑的第二至四期，整個黃埔雅苑佔地盤面積約1,679,292平方呎(156,010平方米)。 該物業計劃發展為一附有附屬購物設施的住宅發展項目。計劃總建築面積約3,239,882平方呎(300,992.38平方米)。 該物業已獲授予土地使用權，由一九九八年七月二十八日至二零六八年七月二十七日，為期七十年，供住宅及配套設施用途。	該物業現正空置。	445,000,000港元 (貴集團應佔權益為50%：222,500,000港元)

附註：

(1) 根據深圳市國土局規劃局(甲方)與長滙發展有限公司(乙方)於一九九八年七月二十八日訂立之國有土地使用權出讓合同(1998)9003號及深圳市國土局規劃局、長滙發展有限公司及和記黃埔地產(深圳)有限公司於一九九九年七月八日訂立之補充合同，甲方已同意將地段B203-0009,B203-0010,B203-0011,B203-0006,B203-0007及B203-0008之土地使用權授予 貴團持有50%應佔權益的和記黃埔地產(深圳)有限公司，上述合同之主要條款及條件如下：

(i) 地盤面積 ： 156,010.80平方米

(ii) 建築面積 ： 不超過437,905平方米，其中402,000平方米住宅及6,000平方米商業面積可作為商品房屋出售，而其餘地區為公用設施。公用設施之總建築面積29,905為平方米，其中15,075平方米會以成本給予政府，而其他公用設施會以零代價給予政府。該等面積為36,000平方米之公用設施土地及公共交通站之土地部份亦會給予政府。

(iii) 該物業發展計劃之設計及興建是符合有關的條例及規定，並已獲得有關當局的批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(4) 根據 貴集團提供的資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	不適用
國有土地使用權出讓合同	不適用
建設工程規劃許可證	不適用
房地產證	不適用
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
138. 廣東省廣州市荔灣區黃沙地鐵站G地塊	該物業包括一個不規則形狀地盤，面積約369,065平方呎(34,287平方米)。 該物業計劃發展為一多層商業／住宅發展項目。總建築面積約1,868,738平方呎(173,610平方米)。 該物業已獲授予土地使用權，由國有土地使用證簽發日起計分別作住宅用途七十年及其他用途五十年。	該物業現正空置。	292,000,000港元 (貴集團應佔權益為50%：146,000,000港元)

附註：

(1) 根據廣州市地下鐵道總公司(甲方)與 貴集團持有50%應佔權益之雅和有限公司(乙方)於一九九三年十二月七日所訂立的合作合營合同，雙方同意聯合經營一間合作合營企業，名為廣州捷一雅和房地產開發有限公司，以發展該物業。該物業將獲授予一幅地盤面積約34,287平方米的土地之土地使用權及可發展建築面積173,610平方米。土地使用權由國有土地使用證簽發日起計，授予分別作住宅用途七十年及其他用途五十年。

(2) 根據營業執照(編號：000389)，廣州捷一雅和房地產開發有限公司已以註冊資本400,000,000港元成立，經營期由一九九三年十二月三十一日起計至二零一三年十二月三十一日。

(3) 吾等依據 貴集團提供的資料，以如下假設預備吾等之估值：

(i) 廣州捷一雅和房地產開發有限公司擁有該物業的正式法定擁有權，並獲授權在土地使用權餘下年期轉讓該物業，而毋須付予政府額外的地價或其他繁苛費用；

(ii) 全部地價及其他附屬使用服務費用已付清；

(4) 根據和記黃埔地產(珠海)有限公司的公司章程，珠海和光房地產發展有限公司易名為　貴集團持有50%應佔權益之和記黃埔房地產(珠海)有限公司。

(5) 根據營業執照(編號：000462)，和記黃埔房地產(珠海)有限公司已成立為全外資企業，註冊資本為15,000,000美元，經營期由一九九四年七月八日起計至二零二四年七月八日。

(6) 吾等依據　貴集團提供的資料，以如下假設預備吾等之估值：

(i) 和記黃埔房地產(珠海)有限公司擁有該物業的正式法定擁有權，並獲授權在土地使用權餘下年期轉讓該物業，而毋須付予政府額外的地價或其他繁苛費用；

(ii) 全部地價及其他附屬使用服務費用已付清；

(iii) 該物業發展計劃之設計及興建是符合有關的條例及規定，並已獲得有關當局的批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(7) 根據　貴集團提供的資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	不適用
國有土地使用權出讓合同	有
房地產證	有(土地部份)
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
137. 廣東省珠海市唐家灣	該物業包括一個地盤，總地盤面積約4,797,208平方呎(445,671.50平方米)。 該物業計劃發展為一附有購物設施的住宅發展項目。計劃建築面積約4,797,213平方呎(445,671,95平方米)。 該物業已獲授予為期由一九九九年二月九日起計至二零四九年一月三十日的土地使用權。	部份物業還未發展。	217,000,000港元 (貴集團應佔權益為50%：108,500,000港元)

附註：

(1) 根據珠海市國土局(甲方)與珠海經濟特區珠光房地產開發有限公司(乙方)於一九九八年十二月五日所訂立的國有土地使用權出讓合同(編號：(1998) 64)，甲方同意授予乙方位於唐家珍珠樂園東面的地盤之土地使用權。上述合同所規定之主要條款及條件(其中包括)如下：

(i) 地盤面積　：445,671.5平方米

(ii) 地積比率　：1

(iii) 土地用途　：商業／住宅及別墅

(iv) 土地使用期　：由一九九八年十二月五日起計至二零四八年十二月五日，為期五十年

(v) 地價　：人民幣280,773,045元

(vi) 建築契約　：整個發展須於二零零八年十二月前完成。

(2) 根據房地產證(編號：1912799)，於唐家珍珠樂園東面地盤面積445,671.50平方米之地盤之土地使用權已授予珠海經濟特區珠光房地產開發有限公司，年期由一九九九年二月九日至二零四九年一月三十日作別墅用途。

(3) 根據珠海市國土局於一九九九年二月九日簽發的國有土地使用權轉讓批准(編號：(99) 3787)，珠海經濟特區珠光房地產開發有限公司獲准轉讓位於唐家珍珠樂園東面的地盤(地盤面積為445,671.5平方米)之土地使用權予珠海和光房地產發展有限公司作別墅用途。上述土地使用期由一九九九年二月九日起計至二零四九年一月三十日。

(10) 貴集團指出，於二零零零年三月三十一日投入該物業的合同地盤改善成本約為18,999,000港元。根據指示，吾等於進行估值時已計入上述成本。

(11) 吾等依據　貴集團提供的資料，以如下假設預備吾等之估值：

(i) 東莞冠亞擁有該物業的正式法定擁有權，並獲授權在土地使用權餘下年期轉讓該物業，而毋須付予政府額外的地價或其他繁苛費用；

(ii) 全部地價及其他附屬使用服務費用已付清；

(iii) 該物業發展計劃之設計及興建是符合有關的條例及規定，並已獲得有關當局的批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(12) 根據　貴集團提供的資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有(部份)
國有土地使用權出讓合同	有(部份)
附有補充協議的合營合同	有
營業執照	有
商品房屋預售許可證	沒有

該等合同詳情如下：

合同編號	地盤面積約數	
	(平方米)	*(平方呎)*
(1998)257	633,336	6,817,228
(1998)254	408,234	4,394,231
(1998)256	248,334	2,673,067
(1998)258	656,670	7,068,396
(1998)255	563,303	6,063,393
合計：	**2,509,877**	**27,016,315**

(5) 根據東莞市土地管理局一九九三年四月七日發出之一份國有土地使用權出讓合同的申請書，授予東莞冠亞同意書以收購該面積為64,750平方米地盤，作道路用途。

(6) 貴集團指出，該物業計劃發展為上述項目。因此，根據國有土地使用證、國有土地使用權出讓合同及申請書，物業的地盤總面積如下：

	地盤面積約數	
	(平方米)	*(平方呎)*
國有土地使用證	198,950	2,141,498
1份國有土地使用權出讓合同	3,040	32,723
5份國有土地使用權出讓合同	2,509,877	27,016,315
1份申請書	64,750	696,969
合計：	**2,776,617**	**29,887,505**

(7) 根據東莞市土地管理局一九九六年一月二十三日發出的通告，東莞冠亞7,000畝地(據指出即整個環崗綜合開發區)餘下部份土地的國有土地使用證申請正在進行中。

(8) 根據由東莞市厚街鎮人民政府城鄉建設規劃辦公室於一九九三年一月一日就有關環崗湖綜合開發區的地積比率所發的批文，東莞湖景的地積比率為1.1。

(9) 根據一九九二年十月三十日(於一九九九年八月十一日修訂)發出的營業執照(編號：004634)，東莞冠亞以註冊資本49,510,000美元成立，經營期由一九九二年十月三十日起計至二零四二年十月二十九日。

各份證書詳情如下：

證書編號	**地盤面積約數**	
	(平方米)	*(平方呎)*
(1994) 450	66,550	716,334
(1994) 451	54,000	581,256
(1994) 452	36,900	397,192
(1994) 453	41,500	446,706
合計：	**198,950**	**2,141,488**

(2) 根據東莞市土地管理局（甲方）與東莞冠亞（乙方）所訂立的四份國有土地使用權出讓合同，甲方同意授予乙方四幅土地的土地使用權以發展環岡湖商住別墅區。總地價為人民幣1,989,500元。該等合同所規定之主要條件概述如下：

合同編號：	**地盤面積約數**	**發展契約**
	(平方米)	
(1993) 430	66,550	30/12/1997前 *
(1993) 431	54,000	30/12/1996前 *
(1993) 432	36,900	30/12/1996前 *
(1993) 485	41,500	30/12/1997前 *
	198,950	

**除了不可抗力事件。*

吾等知道發展契約已過期。根據指示，吾等於進行估值時，已知該發展契約在不需支付任何巨額費用下已由有關政府機構延長。

(3) 根據東莞市土地管理局（甲方）與東莞冠亞（乙方）所訂立的國有土地使用權出讓合同（編號：(1993) 428），甲方同意以人民幣30,400元地價授予乙方一幅面積3,040平方米地盤的土地使用權。土地使用權為期七十年作為別墅用途。

貴集團指出，此地之前用途為劇院，而現正空置。

(4) 根據東莞市土地管理局發出的五份國有土地使用權出讓合同，總地盤面積約2,509,877平方米之地盤之土地使用權授予東莞冠亞，作為商業／住宅／休憩及附屬設施用途，土地使用權為期七十年。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
136. 位於廣東省東莞市厚街鎮環崗湖綜合開發區之海逸豪庭第2、3、4、5、6、7、8、9、10及11期，總地盤面積約2,776,617平方米	該物業包括海逸豪庭的第2、3、4、5、6、7、8、9、10及11期，總地盤面積約29,887,505平方呎(2,776,617平方米)。 該物業計劃發展為一大型住宅發展項目包括多個獨立或半獨立洋房、獨立洋房、低層及多層住宅大樓及附屬設施。 貴集團指出，該物業的總計劃建築面積約22,292,029平方呎(2,070,980平方米)。 根據國有土地使用證(編號:(1994) 450-453)、國有土地使用權出讓合同(編號:(1993) 428)及6份國有土地使用權出讓合同申請書，該物業已獲授予上述土地使用權為期七十年作為商業／住宅／休憩及附屬設施用途。	該物業主要是一個未發展的地盤，種有草木。	420,000,000港元 (貴集團應佔權益為46.27%：194,334,000港元)

附註：

(1) 根據廣東省人民政府一九九四年八月六日簽發的四份國有土地使用證(編號:(1994) 450-453)，將總地盤面積約198,950平方米(2,141,498平方呎)的土地使用權授予 貴集團持有46.27%應佔權益之東莞冠亞環崗湖商住區建造有限公司(下文簡稱為「東莞冠亞」)，土地使用年期由一九九四年四月至二零六四年四月為期七十年，作為商業／住宅用途。

(4) 根據一九九二年十月三十日之營業執照004634號(於一九九九年八月十一日修改)，東莞冠亞以註冊資本49,510,000美元註冊成立，經營期自一九九二年十月三十日至二零四二年十月二十九日。

(5) 根據 貴集團建議，該物業於三零零零年三月三十一日已簽約之地盤改善費用約為124,060,000港元。根據指示，於估值時吾等已計及該等成本。

(6) 吾等依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 東莞冠亞擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付其他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該物業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；

(iv) 建築規約於有關人士同意後，可於不用支付額外費用之情況下延長；及

(v) 該物業可全部或分層自由售予本地及海外買家。

(7) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有
國有土地使用權出讓合同	有
合營合同連補充協議	有
房地產證	有
商品房屋預售許可證	無

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
135. 位於廣東省東莞市厚街鎮環崗湖綜合開發區海逸豪庭第1.3及1.4期	該物業包括海逸豪庭第一期之1.3及1.4期。第一期地盤之總建築面積約6,781,320平方呎(630,000平方米)。 按 貴集團建議，該物業計劃發展為洋房及低密度大廈，總建築面積為1,277,698平方呎(118,701平方米)。 該物業作洋房、別墅及配套設施用途，土地使用權由一九九二年九月至二零六二年九月，為期70年。	該物業包括空置之大廈地段。 該物業及連接該物業第1.1及1.2期之通道已落成。	144,000,000港元 (本集團應佔權益為46.27%：66,628,800港元)

附註：

(1) 根據由廣東省人民市政府於一九九二年九月二十八日發出之國有土地使用證(1992)17號，地盤面積約630,000平方米之湖景第一期(現稱海逸豪庭)(包括1.1,1.2,1.3,1.4期)之土地使用權已授予 貴集團持有46.27%應佔權益之東莞冠亞環崗湖商住區建造有限公司(「東莞冠亞」)，洋房、別墅及配套設施用途，土地使用權由一九九二年九月至二零六二年九月，為期70年。

(2) 根據東莞市土地管理局(甲方)與東莞冠亞(乙方)於一九九二年九月五日訂立之國有土地使用權出讓合同(1992)84號，甲方同意將地盤面積630,000平方米之土地使用權以6,300,000人民幣授予乙方，供發展環崗湖商業住宅別墅區。

(3) 根據由東莞市厚街鎮人民政府城鄉建設規劃辦公室於一九九三年一月一日發出有關環崗湖綜合開發區地積比率之批文，東莞湖景之地積比率須為1.1。

業有限公司(5%)及上海市徐滙區城市建設開發總公司(15%)(以上全作乙方)於一九九四年十二月二十三日訂立之國有土地使用權出讓合同(1994)139號,甲方同意將長樂路14號街坊地段58號之土地使用權授予乙方。上述合同之主要條款及條件如下:

(i) 地盤面積 : 24,960平方米

(ii) 建築面積 : 不超過124,800平方米

(iii) 用途 : 綜合(商業、辦公樓、住宅)

(iv) 土地使用年期 : 50年(70年-任何獨立住宅大廈(除地盤面積已劃定外))

(v) 地價 : 10,296,000美元

(vi) 建築規約 : 整個發展項目於二零零零年六月三十日前完成。

(4) 根據營業執照003502號,上海新滙房產開發有限公司以註冊資本15,600,000美元註冊成合作合營企業(香港、澳門及台灣資本),經營期自一九九三年十月三日至二零四三年三月九日。

(5) 根據營業執照020656號,上海和滙房產開發有限公司以註冊資本46,330,000美元註冊成合作合營企業(香港、澳門及台灣資本),經營期自一九九五年九月二十五日至二零四五年九月二十四日。

(6) 根據 貴集團建議,於估值日,發展項目之已付建築成本為28,400,000港元,吾等已於估值時考慮該成本。

(7) 吾等依賴 貴集團所提供之資料,並按下列假設進行估值:

(i) 上海新滙房產開發有限公司及上海和滙房產開發有限公司擁有該物業之合法業權,並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付其他繁重開支;

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足;

(iii) 該物業之設計及興建全部符合當地規劃條例,並已獲有關政府當局批准;及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(8) 根據 貴集團所提供之資料,業權狀況及授予主要批文與許可證之情況如下:

國有土地使用證	有
國有土地使用權出讓合同	有
合營合同	有
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
134. 上海市徐匯區華爾登廣場第II及第III期	該物為一個總地盤面積約319,788平方呎(29,709平方米)之地盤。 該物業計劃發展成為一個總建築面積為1,287,373平方呎(119,600.80平方米)之供本地銷售之住宅發展項目。 該物業作綜合用途，土地使用權由一九九五年三月二日至二零四五年三月一日，為期50年。	該物業現正空置。	293,000,000港元 (本集團應佔權益為39.2%：114,856,000港元)

附註：

(1) 根據日期為一九九七年七月二十五日之國有土地使用證(1997)100225號，該物業地盤面積為29,709平方米之土地使用權已授予　貴集團最終持有39.2%之應佔權益之上海和滙房產開發有限公司及上海新滙房產開發有限公司，年期由一九九五年三月二日至二零四五年三月一日，為期50年。

(2) 根據上海市土地管理局(甲方)與蒙托亞(香港)有限公司(70%)、上海市四方房地產實業有限公司(15%)及上海市徐滙區城市建設開發總公司(15%)(以上全作乙方)於一九九三年九月七日訂立之國有土地使用權出讓合同(1993)125號，甲方同意將長樂路14號街坊地段48號之土地使用權授予乙方，上述合同之主要條款及條件如下：

(i)	地盤面積	：	4,749平方米
(ii)	建築面積	：	不超過23,745平方米，其中住宅面積不會超過總建築面積30%
(iii)	用途	：	綜合(商業、辦公樓、住宅)
(iv)	土地使用年期	：	50年(70年－任何獨立住宅大廈(除地盤面積已劃定外))
(v)	地價	：	1,887,728美元
(vi)	建築規約	：	整個發展項目於一九九八年六月三十日前完成。

(3) 根據上海市土地管理局(甲方)與香港曉中發展有限公司(80%)，上海市四方房地產實

(2) 根據營業執照311540號，上海和聯房產開發有限公司以註冊資本15,050,000美元註冊成立，經營期自一九九七年七月十八日至二零二七年七月十七日。

(3) 吾等依賴　貴集團所提供之資料，並按下列假設進行估值：

(i) 上海和聯房產開發有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該物業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(4) 根據　貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有*
國有土地使用權出讓合同	不適用
合營合同	有
營業執照	有

* 現時以合營企業之中國方之名義。土地業權會分段階轉讓予合營企業。

第七類－貴集團在中國持作未來發展之物業權益

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
133. 上海市浦東新區花木花四路第二地盤	該物業包括一個總地盤面積約4,873,509平方呎(452,760平方米)之地盤。 該物業計劃發展成一個總建築面積約1,639,629平方呎(152,325.25平方米)之住宅發展項目，作別墅及低密度大廈及面積為88,263平方呎(8,199.83平方米)之學校用途。 該物業之土地使用權期限由一九九三年十一月十二日至二零六三年十一月十二日。乃用作住宅用途。	該物業為一空置地盤。	303,000,000港元 (本集團應佔權益為31%：93,930,000港元)

附註：

(1) 根據由上海浦東新區綜合規劃國土局於一九九三年十一月十二日發出之國有土地使用證015號，一幅位於花木，地盤面積為452,760平方米之土地之土地使用權已授予上海市浦東新區土地發展控股公司，由一九九三年十一月十二日至二零六三年十一月十二日為期70年，作住宅用途。

根據上述權證，土地之20%須會於發展後交予政府。

上海市浦東新區土地發展控股公司及Bayswater Developments Limited同意透過成立一合作合營企業名為上海和聯房產開發有限公司持有該物業業權。 貴集團擁有該合營企業31%權益。

(2) 根據深圳市人民政府簽發之六份房產權證編號3000039345、3000039346、3000039347、3000039348、3000039349及3000039350，地段編號B203-0006、B203-0007、B203-0008、B203-0009、B203-0010及B203-0011及地盤總建築面積為156,010平方米之土地使用權，已授予和記黃埔地產(深圳)有限公司作住宅用途，為期70年，即由一九九八年七月二十八日至二零六八年七月二十七日止。

(3) 根據由於一九九八年六月二十五日發出之建設規劃工程許可證(1998)003號，和記黃埔地產(深圳)有限公司獲允許發展總建築面積為437,905平方米之配套設施及總建築面積為156,394.7平方米之地盤。

(4) 根據營業執照305826號，和記黃埔地產(深圳)有限公司以註冊資本54,000,000美元註冊成獨資企業(外國資本)，經營期自一九九八年七月十三日至二零二八年七月十三日。

(5) 根據　貴集團建議，於估值日，發展項目之已投入總建築成本為人民幣72,500,000元，而未繳總建築成本估計為人民幣366,000,000元，吾等已於估值時考慮該成本。

(6) 發展項目總建築面積為46,581平方米之部份已以351,000,000港元之總代價出售。若落成後，該物業之資本值為856,000,000港元。

(7) 吾等依賴　貴集團所提供之資料，並按下列假設進行估值：

(i) 和記黃埔地產(深圳)有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該物業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(8) 根據　貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	不適用
國有土地使用權出讓合同	有
房地產證	有(土地部份)
合營合同	不適用
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
132. 廣東省深圳市福田區黃埔雅苑第一期	該物業為黃埔雅苑一期整個黃埔雅苑包括一個總地盤面積1,679,292平方呎(156,010平方米)之地盤。 該物業計劃包括發展成一個總建築面積為1,151,748平方呎(107,000平方米)之住宅發展項目。 該物業作住宅及其他／綜合用途之土地使用權由一九九八年七月二十八日至二零六八年七月二十七日為期70年。	該物業現正發展中。	323,000,000港元 (本集團應佔權益之50%：161,500,000港元)

附註：

(1) 根據深圳市規劃國土局(甲方)與長滙發展有限公司(乙方)於一九九八年七月二十八日訂立之土地使用權出讓合同(1998)9003號及深圳市規劃國土局、長滙發展有限公司及和記黃埔地產(深圳)有限公司於一九九九年七月八日訂立之補充合同，甲方已同意將地段B203-0009,B203-0010,B203-0011,B203-0006,B203-0007及B203-0008之土地使用權授予　貴團持有50%應佔權益之和記黃埔地產(深圳)有限公司，上述合同之主要條款及條件如下：

(i)	地盤面積	：	156,010.80平方米
(ii)	建築面積	：	不超過437,905平方米，其中402,000平方米為住宅及6,000平方米為商場可作商品房屋出售，而其餘地區為公用設施。公用設施之總建築面積29,905為平方米，其中15,075平方米會以成本給予政府，而其他公用設施會以零代價給予政府。該等面積為36,000平方米之公用設施土地及共公交通站之土地部份亦會給予政府。
(iii)	用途	：	住宅及配套設施用途
(iv)	土地使用年期	：	由一九九八年七月二十八日至二零六八年七月二十七日為期70年
(v)	地價	：	人民幣112,039,262元
(vi)	建築規約	：	整個發展項目須於二零零六年七月二十七日前完成。

繳總建築成本估計為人民幣340,000,000元，吾等已於估值時考慮該成本。

(7) 若落成後，該物業之資本值為895,000,000港元。

(8) 吾等依賴　貴集團所提供之資料，並按下列假設進行估值：

(i) 福建閩長置業有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(9) 根據　貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有
國有土地使用權出讓合同	有
建設工程規劃許可證	有(部份)
房地產證	不適用
營業執照	有

(2) 根據福州市土地管理局(授予人)與長江實業(福建)有限公司(承授人)於一九九三年五月十三日訂立之國有土地使用權出讓合同(1993)038號，授予人同意將三坊七巷項目之土地使用權授予承授人，上述合同之主要條款及條件如下：

(i) 地盤面積 : 440,666平方米(661畝)

(ii) 建築面積 : 930,000平方米

(iii) 用途 : 商業、旅遊、文化、娛樂及住宅

(iv) 土地使用年期 : 住宅及其他／綜合用途之土地使用權由土地使用權證發出日期起計分別為70年及50年

(v) 地價 : 每畝為人民幣989,500元(包括拆卸及徙置費用)；另外承授人須將每年從發展地盤所得收益之5%支付授予人

(vi) 建築規約 : 授予人須於簽署此合同及取得該土地首部份(43畝)於七年內最少完成發展項目80%

根據授予人與福建長江福輝集團有限公司於一九九四年二月二十三日訂立之補充合同，三坊七巷項目可發展建築面積增加至平1,023,000平方米而地價會維持不變。

根據授予人與福建長江福輝集團有限公司於一九九七年九月二十六日訂立之補充合同，一幅包括三坊七巷項目之土地將會轉讓至福州市電力局而地價(按每畝989,500人民幣)將會退還。

根據 貴集團建議，長江實業有限公司及香港福輝首飾有限公司投資於長江實業(福建)有限公司並將之易名為福建長江福輝集團有限公司。其後，香港福輝首飾有限公司退出投資，而福建長江福輝集團有限公司易名為福建長置業有限公司。

(3) 根據由福州市城市規劃局於一九九九年一月十八日發出之建設規劃工程許可證(99)004號，該物業第一期之綜合大樓之建設規模包括總建築面積103,831平方米。

(4) 根據營業執照000876號，福建閩長置業有限公司以註冊資本42,000,000美元註冊為全外資企業，經營期自一九九三年五月十二日至二零六三年五月十二日。

(5) 貴集團之中國法律顧問之意見呈述如下：

(i) 福建閩長置業有限公司已合法地取得該物業之土地發展權。

(ii) 福建閩長置業有限公司已取得該物業之有關規劃許可證及預售許可證，並可合法地預售該物業。

(6) 根據 貴集團建議，於估值日，發展項目之總建築成本為人民幣195,000,000元，而未

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
131. 福建省福州市鼓樓區三坊七巷項目一坊1.2期及三坊A 1期	該物為一個總地盤面積約459,868平方米(42,722.80平方米)之不規則形狀地盤。 該物業計劃包括一個總建築面積為1,710,410平方呎(158,901平方米)之綜合發展項目及一個面積約247,916平方呎(23,032平方米)之地庫。一坊之I.2期分別擬定於二零零一年六月及二零零一年十二月落成，而第三坊A 1期擬定於二零零四年十二月落成。 該物業作住宅及其他／綜合用途，土地使用權分別為70年及50年。	該物業現正興建中。	358,000,000港元 (貴集團應佔權益為89%：318,620,000港元)

附註：

(1) 根據由福州市土地管理局於一九九九年八月二十六日發出之國有土地使用證(1999)00768B號，該物業地盤面積為30,281.80平方米之部份之土地使用權已授予貴集團持有89%應佔權益之福建閩長置業有限公司，作住宅及其他／綜合用途，土地使用權由一九九四年五月十日為期分別70年及50年。

根據由福州市土地管理局於一九九九年八月二十六日發出之國有土地使用證(1999)00766B號，該物業地盤面積為3,992平方米之部份之土地使用權已授予福建閩長置業有限公司，住宅及其他／綜合用途，土地使用權由一九九四年五月十日為期分別70年及50年。

根據由福州市土地管理局於一九九九年八月二十六日發出之國有土地使用證 (1999)P06661號，該物業地盤面積為6,135平方米之部份之土地使用權已授予福建閩長置業有限公司，住宅及其他／綜合用途，土地使用權由一九九九年六月三日為期分別70年及50年。

根據由福州市土地管理局於一九九九年十二月三十日發出之建設用地批准書0288665號，該物業地盤面積為2,296平方米之部份之允許使用者為福建閩長置業有限公司。

(2) 根據營業執照000978號，青島四和房地產發展有限公司以註冊資本人民幣64,000,000元成立，經營期自一九九三年六月十六日至二零一三年六月十五日。

(3) 根據 貴集團建議，該發展項目於估值當日之總建築成本為100,000港元而為完成發展項目之未付建築成本為84,500,000港元。

(4) 物業落成後之資本值為143,000,000港元。

(5) 本行依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 青島四和房地產發展有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付其他繁苛開支；

(ii) 所有地價及其他配套設施服務費用經已悉數繳足；

(iii) 該物業之設計及興建全部符合當地規劃法規，並已獲有關當局批准；及

(iv) 該物業可全部或分層自由售予當地及海外買家。

(6) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	無
國有土地使用權出讓合同	有
房地產證	不適用
合營合同	有
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
130. 山東省青島市青島東部開發區太平洋廣場第II.2期地A11,12,13,14號	太平洋廣場為一個面積約238,192平方呎(22,128.60平方米)之地盤。 太平洋廣場計劃分兩期發展。第二期再分為II.1及II.2期。第II.2期現正發展中。 該物業包括太平洋廣場第II.2期。 該物業按計劃發展為總建築面積約247,214平方呎(22,996.74平方米)之住宅發展項目。 該物業作寫字樓、商業及住宅用途，土地使用權於二零五二年十二月三十一日屆滿。	該物業現正發展中。	24,000,000港元 (貴集團應佔權益為15.3%：3,672,000港元)

附註：

(1) 根據青島市東部地區開發指揮部(甲方)與上海四方房地產實業公司及和達投資有限公司(乙方)於一九九二年八月三日訂立之國有土地使用權出讓合同(1992)24號，甲方同意將青島東部開發區地段A-11,12,13,14號之土地使用權授予乙方，合同之主要條款及條件如下：

(i)	地盤面積	：	26,224平方米(取決於土地測量結果) 根據一九九二年十二月二十八日之合營合同，地盤實際面積為22,128.60平方米
(ii)	用途	：	寫字樓，商業，住宅
(iii)	土地使用年期	：	於二零五二年十二月三十一日屆滿
(iv)	地價	：	人民幣39,336,000元
(v)	地積率	：	3

其後上海四方房地產實業公司與和建投資有限公司及第三方成立一家合作合營企業名為青島四和房地產發展有限公司； 貴集團應佔該物業業權30%權益。

(4) 根據營業執照0268號，成都長天有限公司以註冊資本人民幣98,000,000元註冊成為中外合作企業（香港資本），經營期自一九九八年六月十八日至二零四八年六月十七日。

根據營業執照0267號，成都長都實業開發有限公司以註冊資本人民幣90,000,000元註冊成為中外合作企業（香港資本），經營期自一九九八年六月十八日至二零四八年六月十七日。

(5) 貴集團之中國法律顧問之意見呈述如下：

(i) 就地盤面績4,614.69平方米之土地使用權，成都市國土局與成都長天有限公司及成都長都實業開發有限公司訂立有關之國有土地使用權合同，並發國有出土地使用權證。

(ii) 成都長天有限公司及成都實業開發有限公司於土地使用年期50年內可合法地轉讓、出租或按揭該土地使用權。

(6) 根據　貴集團建議，於估值日，發展項目已投入之總建築成本為人民幣143,000,000元，而未繳總建築成本估計為人民幣193,000,000元，吾等已於估值時計入該成本。

(7) 若落成後，該物業之資本值為433,000,000港元。

(8) 吾等依賴　貴集團所提供之資料，並按下列假設進行估值：

(i) 成都長天發展有限公司及成都長都實業開源有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該物業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(9) 根據　貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有
國有土地使用權出讓合同	有
建設工程規劃許可證	有
房地產證	不適用
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
129. 四川省成都市青羊區人民中路一段15號（前稱人民中路11至29號及東御河沿街47至78號）成都天府麗都喜來登飯店	該物業為一個面積約49,673平方呎（4,614.69平方米）之不規則形狀地盤。 該物業計劃包括一間有423間房間並附商用地區之酒店，建議發展項目擬定於二零零零年六月落成。 該物業計劃包括總建築面積約606,562平方呎（56,350.98平方米）。 該物業之土地使用權由一九九八年八月起為期50年。	該物業現正興建中。	253,000,000港元 （貴集團應佔權益為70%：177,100,000港元）

附註：

(1) 根據日期為一九九八年八月之國有土地使用證(1998)237號，該物業之地盤總面積為4,614.69平方米之土地使用權授予 貴集團分別持有70%應佔權益之成都長天有限公司及成都長都實業開發有限公司作酒店綜合服務用途，為期50年。

(2) 根據成都市國土局（授予人）與成都長天有限公司及成都長都實業開發有限公司（承批人）於一九九八年八月十一日訂立之國有土地使用權出讓合同(1998) 28號，授予人同意授出位於人民中路 11至29號及東御河街47至48號之土地使用權授予承授人，上述合同之主要條款及條件如下：

(i) 地盤面積 ： 4,614.69平方米

(ii) 用途 ： 酒店及綜合服務

(iii) 土地使用年期 ： 50年

(iv) 地價 ： 人民幣3,460,000元

(3) 根據由成都市規劃局於一九九六年九月十八日發出之建設工程規劃許可證(96) 492號，該物業之建設規模包括總建築面積68,000平方米。

(6) 吾等依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 長匯發展(上海)有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(7) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有
國有土地使用權出讓合同	有
合營合同	不適用
營業執照	有

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
128.	上海市浦東新區花木四季雅苑第二至五期	該物業包括四季雅苑第一地盤之部份。四季雅苑第一地盤之總面積約2,653,229平方呎(246,491平方米)。 該物業計劃發展成一個住宅發展項目，總建築面積約819,394平方呎(76,123.56平方米)。 該物業之土地使用權由一九九五年五月至二零六五年五月止，為期70年。	該物業現正發展中。	260,000,000港元 (貴集團應佔權益為50%：130,000,000港元)

附註：

(1) 根據日期為一九九五年八月十七日之國有土地使用證(95) 299號，地盤總面積為246,491平方米之四季雅苑之土地使用權授予 貴集團持有50%應佔權益之長匯發展(上海)有限公司作供本地及海外銷售之商品房屋用途，年期由一九九五年五月五日至二零六五年五月四日，為期70年。

(2) 根據日期為一九九四年二月二十四日之國有土地使用權出讓合同(1994) 006號附日期為一九九五年四月四日之補充協議，其主要條款如下：

(i) 地盤總面積：246,491平方米

(ii) 總地價：9,879,931美元

(iii) 地積比率：0.45

(iv) 用途：住宅

(v) 土地使用年期：70年

(3) 根據營業執照307245號，長匯發展(上海)有限公司以註冊資本30,000,000美元註冊成為全外資企業，經營期自一九九四年十二月三十一日至二零一四年十二月三十日。

(4) 根據 貴集團建議，於估值日，發展項目之總建築成本為67,600,000港元，而未繳總建築成本估計為451,000,000港元，吾等已於估值時計入該成本。

(5) 落成後該物業之資本值為953,000,000港元。

根據營業執照100491號，長和（瀋陽）物業有限公司以註冊資本8,800,000美元註冊成立合作企業（香港、台灣及澳門資本），經營期自一九九八年十二月十一日至二零四八年十二月十日。

根據 貴集團建議，長和（瀋陽）物業有限公司之註冊資本已增至11,300,000美元。

(4) 根據 貴集團建議，於估值日，發展項目已投入之總建築成本約為人民幣713,000,000元，而未繳總建築成本估計為人民幣138,000,000元，吾等已於估值時計入該成本。

(5) 若落成後該物業之資本值為436,000,000港元。

(6) 吾等依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 長陽國際酒店（瀋陽）有限公司及長和（瀋陽）物業有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(7) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有
國有土地使用權出讓合同	不適用
建設規劃工程許可證	有
房地產證	不適用
營業執照	有

第六類－貴集團在中國持有之發展中物業權益

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
127. 遼寧省瀋陽市和平區青年大街386號瀋陽麗都喜來登酒店	該物業為一個面積約176,110平方呎(16,361平方米)之不規則形狀地盤。 該物業計劃包括一間有610間房間附購物區的酒店並定於二零零零年十二月落成。 該物業計劃包括總建築面績約861,120平方呎(80,000平方米)。 該物業授出之土地使用權分別於二零四二年七月一日及二零四七年九月十六日屆滿。	該物業現正興建中。	325,000,000港元 (貴集團應佔權益為70%：227,500,000港元)

附註：

(1) 根據日期為一九九九年七月二十七日之國有土地使用權證(1999) 0139號，位於青年大街370號地盤面積包括2,966平方米之土地使用權授予 貴集團持有70%應佔權益之長和(瀋陽)物業有限公司作辦公樓用途，年期至二零四七年九月十六日屆滿。

根據日期為一九九九年十二月二十九日之國有土地使用證(2000) 0500號，該包括地盤面積13,395平方米位於青年大街386號之土地之土地使用權已授予 貴集團持有70%應佔權益之長陽國際酒店(瀋陽)有限公司作綜合用途，年期至二零四二年七月一日屆滿。

(2) 根據由瀋陽市規劃局於一九九三年七月九日發出之建設工程規劃許可證(93) 954號，該物業之建設規模包括總建築面積140,000平方米。

(3) 根據營業執照02602號，長陽國際酒店(瀋陽)有限公司以註冊資本12,000,000美元註冊成立合資企業(香港資本)，經營期自一九九四年十二月二日至二零二四年十二月一日。

(4) 根據由東莞市厚街鎮人民政府城鄉建設規劃辦公室於一九九三年一月一日發出有關環崗湖綜合開發區地積比率之批文，環崗湖之地積比率為1.1。

(5) 根據一九九二年十月三十日發出之營業執照004634號(於一九九九年八月十一日修訂)，東莞冠亞以註冊資本49,510,000美元註冊成立，經營期自一九九二年十月三十日至二零四二年十月二十九日。

(6) 吾等依賴　貴集團所提供之資料，並按下列假設進行估值：

(i) 東莞冠亞擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付其他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該物業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(7) 根據　貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有
國有土地使用權出讓合同	有
附補充協議之合營合同	有
營業執照	有
商品房屋預售許可證	有

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
126.	廣東省東莞市厚街鎮環崗湖綜合開發區海逸豪庭第1.1及1.2期之53個未售別墅	該物業包括海逸豪庭第1.1及1.2期之53間別墅，於一九九六年落成。 據 貴集團表示，該物業之總建築面積約124,812平方呎(11,595.32平方米)。 該物業作商品房屋、別墅、及附屬設施用途，土地使用權由一九九二年九月至二零六二年九月，為期七十年。	該物業現正空置。	45,000,000港元 (貴集團應佔權益為46.27%：20,821,500港元)

附註：

(1) 該物業包括下列海逸豪庭1.1及1.2期之洋房：

洋房號碼： 3125, 3129, 3370, 3122, 2163, 2203, 2209, 2237, 2238, 2239, 2252, 2253, 2303, 2330, 2332, 3316, 3317, 3320, 3321, 3322, 2202, 3107, 3112, 3113, 2120, 2315, 2316, 2320, 2321, 2335, 2336, 2338, 2572, 2580, 2582, 3310, 3311, 3516, 3528, 3127, 2561, 3117, 3210, 3237, 2121, 2357, 3526, 2552, 2218, 3318, 3319, 3513, 2583

(2) 根據廣東省人民市政府於一九九二年九月二十八日發出之國有土地使用權之土地使用證(1992)17號，湖景第一期(現稱海逸豪庭)(包括第1.1,1.2,1.3,1.4期，面積約630,000平方米已授予 貴集團持有46.27%應佔權益之東莞冠亞環崗湖商住區建造有限公司(「東莞冠亞」)。該物業作商品房屋、別墅及附屬設施用途，由一九九二年九月至二零六二年九月，為期70年。

(3) 根據東莞市土地管理局(甲方)與Dongguan Asia Commercial(乙方)於一九九二年九月五日訂立之土地使用權出讓合同(1992)84號，甲方同意以地價人民幣6,300,000元將地盤面積630,000平方米之土地使用權授予乙方，作發展環崗湖商業／住宅別墅區。

合同之主要條款及條件如下：

(i)	地盤面積	：	26,224平方米(受制於土地測量結果) 根據一九九二年十二月二十八日之合營合同，地盤實際面積為22,128.60平方米
(ii)	用途	：	辦公樓，商業，住宅
(iii)	土地使用年期	：	於二零五二年十二月三十一日屆滿
(iv)	地價	：	人民幣39,336,000元
(v)	地積比率	：	3

(2) 根據營業執照000978號，青島四和房地產發展有限公司以註冊資本人民幣64,000,000元成立，經營期自一九九三年六月十六日至二零一三年六月十五日。

(3) 吾等依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 青島四和房地產發展有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(4) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	無
國有土地使用權出讓合同	有
房產證	無
合營合同	有
營業執照	有

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
125.	山東省 青島市 青島東部開發區 地段A11,12,13,14號 青島太平洋中心 第II.1期未售單位	青島太平洋中心為一個總地盤面積約238,192平方呎(22,128.60平方米)之地盤。 青島太平洋中心計劃分兩期發展。第二期再分為II.1及II.2。第II.1期已落成。 該物業包括青島太平洋中心第II.1期多層式住宅大廈之未售部分。 該物業之總建築面積概約88,200平方呎(8,193.98平方米)。 該物業作辦公樓、商業及住宅用途之土地使用權至二零五二年十二月三十一日屆滿。	該物業現正空置。	43,000,000港元 (貴集團應佔權益為15.3%：6,579,000港元)

附註：

(1) 根據青島市東部地區開發指揮部(甲方)與上海四方房地產實業公司及和達投資有限公司(乙方)於一九九二年八月三日訂立之國有土地使用權出讓合同(1992)24號，甲方同意將青島東部開發區地段A-11,12,13及14號之土地使用權授予乙方。

其後上海四方房地產實業公司與和達投資有限公司連同第三者已註冊成立合作合營企業，名為青島四和房地產發展有限公司，而 貴集團擁有該物業30%應佔業權。

其後上海四方房地產實業公司與和達投資有限公司連同第三者已註冊成立合作合營企業，名為青島四和房地產發展有限公司，而 貴集團擁有該物業30%應佔業權。

上述合同主要條款如下：

(i) 地盤面積 ： 26,224平方米(受制於土地測量結果)根據一九九二年十二月二十八日之合營合同，地盤實際面積為22,128.60平方米

(ii) 用途 ： 辦公樓，商業，住宅

(iii) 土地使用年期 ： 於二零五二年十二月三十一日屆滿

(iv) 地價 ： 人民幣39,336,000元

(v) 地積比率 ： 3

(2) 根據營業執照000978號，青島四和房地產發展有限公司以註冊資本人民幣64,000,000元成立，經營期自一九九三年六月十六日至二零一三年六月十五。

(3) 吾等依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 青島四和房地產發展有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(4) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	無
國有土地使用權出讓合同	有
房地產證	無
合營合同	有
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
124. 山東省青島市青島東部開發區地段A11,12,13,14號青島太平洋中心第一期未售單位	青島太平洋中心為一個地盤總面積約238,192平方呎(22,128.60平方米)之地盤。 青島太平洋中心計劃分兩期發展。第一期已落成。 該物業包括青島太平洋中心第一期之未售單位。 該物業之總建築面積概約如下：	該物業現正空置。	70,000,000港元 (貴集團應佔權益為30%：21,000,000港元)

	概約建築面積	
	平方米	平方呎
辦公樓	26,700	2,480.49
商業	81,732	7,593.09
	108,432	10,073.58

該物業作辦公樓，商業及住宅用途，土地使用權至二零五二年十二月三十一日屆滿。

附註：

(1) 根據青島市東部地區開發指揮部(甲方)與上海四方房地產實業公司及和達投資有限公司(乙方)於一九九二年八月三日訂立之國有土地使用權出讓合同(1992)24號，甲方同意將青島東部開發區地段A-11,12,13,14號之土地使用權授予乙方。

(3) 根據重慶市國土局(授予人)與深圳長和實業有限公司及志鉅有限公司(承授人)於一九九三年十月五日訂立之國有土地使用權出讓合同(1993)12號，授予人同意將物業之土地使用權授予承授人，上述合同之主要條款及條件如下：

(i) 地盤面積 ： 18,717平方米

(ii) 建築面積 ： 231,560平方米，包括地庫

(iii) 用途 ： 辦公樓、商業(店鋪)、酒店、住宅、娛樂及飲食

(iv) 土地使用年期 ： 國有土地使用證發出日起計50年

(v) 地價 ： 承授人須支付人民幣20,000,000元之土地出讓費，亦須將約13,500平方米之建築面積撥給政府作街市及8部自動電梯及2部載貨升降機用途。

(vi) 建築規約 ： 該物業之商場部份須於一九九八年十二月前完成。

(4) 根據營業執照04408號，和記實業(重慶)有限公司以註冊資本人民幣470,000,000元註冊成立為中外合作合營企業(香港資本)，經營期自一九九三年十一月十八日至二零零八年十一月十七日。

(5) 吾等依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 和記實業(重慶)有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付其他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該物業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(6) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有
國有土地使用權出讓合同	有
建設工程規劃許可證	不適用
房地產證	有
營業執照	有

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
123. 重慶市渝中區鄒容路68號重慶大都會廣場商場及辦公樓	該物業為一個面積約152,526平方呎(14,170平方米)之不規則形狀地盤。 該物業包括商場及辦公樓的商業/酒店/辦公樓綜合建築物。商場於一九九七年落成而位於商場之上的大樓於一九九八年底落成。 該商場及辦公樓之總建築面積分別約1,184,834平方呎(110,073.73平方米)及587,901平方呎(54,617.37平方米)。此外，該物業之地庫容納406個停車位。 該物業之土地使用權由一九九四年八月三十一日起，為期50年。	該物業多個商鋪及辦公樓部份根據多份租約出租，每年租金總額約為63,533,586港元。 此外，於一九九九年從停車場所得之租金平均總收入約為2,332,372港元。	1,913,000,000港元 (貴集團應佔權益為50%：956,500,000港元)

附註：

(1) 根據日期為一九九七年八月二十九日之國有土地使用證(071)號，重慶大都會廣場地盤面積包括14,170平方米之土地使用權授予 貴集團持有50%應佔權益之和記實業(重慶)有限公司作綜合用途，年期自一九九四年八月三十一日起，為期50年。

(2) 根據房地產證100102及100145號，該物業之辦公樓及商場包括建築面積分別為54,617.37平方米及110,073.73平方米之業權已歸予和記實業(重慶)有限公司。

A座整座及B座56個單位之建築面積概約如下:

	概約建築面積
	平方米
整座A座及B座56個單位	12,872.49
	7,772.87
總計	20,645.36

(4) 吾等依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 冠志有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付他繁重開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(iii) 該業之設計及興建全部符合當地規劃條例，並已獲有關政府當局批准；及

(iv) 該物業可全部或分層自由售予本地及海外買家。

(5) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

買賣合同	有
房地產證	有

附註：

(1) 長發花園包括下列部份:

(a) A座(95個單位及住客會所)

層數	單位	單位數目
2	住客會所	—
3-22(每一層)	A,B,C,D,	80
23	A,B,(覆式單位),C,D,	4
24	A,C,D	3
25	A,B,(覆式單位),C,D,	4
26	A,D	2
27	A,B,(覆式單位)	2

(b) B座(56個單位)

層數	單位	單位數目
2-4(每一層)	E,F,G,H	12
5	F,G,H	3
6	E,F,H	3
7-8(每一層)	E,F,G,H	8
9-11(每一層)	E,F,H	9
13-15(每一層)	E,F	6
17-20(每一層)	F	4
21	F,G,H	3
22	F	1
24	F,G	2
25	F,H(覆式單位)	2
26	F	1
27	G,H(覆式單位)	2

(c) 10個位於地面及69個位於地庫之停車位。

(2) 根據上海有色慶豐房地產有限公司(賣方)與冠志有限公司(買方)於一九九九年二月二十一日訂立之多份買賣合同及補充合同,賣方將上述於長發花園之物業(附註一)售予買方。

根據該項資料,總代價為25,150,000美元。

(3) 根據由上海市房屋土地管理局於一九九九年發出之房地產證上述位於番禺路290弄28號之長發花園物業之法定業權(附註一)歸予　貴集團持有50%應佔權益之冠志有限公司。長發花園地盤面積約5,227平方米,作住宅用途,土地使用年期由一九九九年二月十四日至二零六三年三月十八日。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
122. 上海市長寧區番禺路290弄28號，長發花園A座整座及B座56個單位及79個停車位	長發花園建於一個面積約56,263平方呎(5,227平方米)之不規則形狀之地盤。 長發花園包括兩幢28層高之住宅大廈(A及B座)及地庫停車場。長發花園於一九九六年落成。 該物業包括位於A座之95個單位及住客會所及位於B座之56個單位及79個停車位。 該151個住宅單位及住客會所之總建築面積約222,227平方呎(20,645.36平方米)。 地庫停車場可容納69個停車位，其他10個停車位位於地面。 該物業作住宅用途，土地使用權由一九九九年二月十四日至二零六三年三月十八日。	根據最新之資料，總建築面積約8,944.03平方米之70個單位及4個停車位根據多份租約出租，每月租金總額為1,685,147港元(包括管理費用及附屬設施費用)。 該等租約最遲於二零零一年屆滿。 該物業之其他單位及停車位均空置。	206,000,000港元 (貴集團應佔權益為50%：103,000,000港元)

(iii) 該發展項目之設計及興建全部符合當地規劃法規，並已獲有關當局批准；及

(iv) 該物業可全部或分層自由售予當地及海外買家。

(5) 根據 貴集團所提供之資料，業權狀況及授予主要批文與許可證之情況如下：

國有土地使用證	有
國有土地使用權出讓合同	不適用
建設工程規劃許可證	不適用
房地產證	有(部份)
營業執照	有

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
121.	上海市浦東新區花木路983號四季雅苑106幢別墅	該物業包括四季雅苑106幢3層高別墅。各幢別墅於一九九八年及一九九九年期間相繼落成。 該物業總建築面積約415,060平方呎(38,560.06平方米)，包括地庫範圍，但不包括車庫、陽台、平台及花園。 該物業之土地使用權由一九九五年五月五日至二零六五年五月四日止，為期70年。	該物業其中88幢別墅(總建築面積30,949.77平方米)以不同年期之租約出租，每月租金收入總額465,911.70美元。該物業餘下部分目前空置。	517,000,000港元 (貴集團應佔權益為50%：258,500,000港元)

附註：

(1) 根據一九九五年八月十七日之國有土地使用證(95) 299號，地盤總面積為246,491平方米之四季雅苑之土地使用權授予 貴集團持有50%應佔權益之長匯發展(上海)有限公司在當地及海外作商品房用途銷售，年期由一九九五年五月五日至二零六五年五月四日，為期70年。

(2) 根據房地產證(1998)003537號，四季雅苑其中46幢別墅(總建築面積16,836.18平方米)之業權授予長滙發展(上海)有限公司。

根據房地產證(1999)000315號，四季雅苑其中50幢別墅(總建築面積18,673.96平方米)之業權授予長滙發展(上海)有限公司。

(3) 根據營業執照307245號，長匯發展(上海)有限公司以註冊資本30,000,000美元註冊成為外國獨資企業，經營期自一九九四年十二月三十一日至二零一四年十二月三十日。

(4) 吾等依賴 貴集團所提供之資料，並按下列假設進行估值：

(i) 長匯發展(上海)有限公司擁有該物業之合法業權，並有權將該物業及其土地使用權之餘下年期轉讓而不用支付額外地價或向政府支付其他繁苛開支；

(ii) 所有地價及其他附屬設施服務費用經已悉數繳足；

(ii) 所有地價及其他配套公用設施服務之成本已悉數支付；

(iii) 發展項目之設計及施工符合當地規劃條例，並經有關當局批准；及

(iv) 該物業(不論整體業權或分割業權)可自由售予當地及海外買家。

(3) 根據 貴集團提供之資料，有關業權之狀況及所獲之主要批文及執照如下：

國有土地使用證	不適用
國有土地使用權出讓合同	不適用
建設工程規劃許可證	不適用
房地產證	有
營業執照	不適用

第五類 — 貴集團在中國持作投資或出售之物業權益

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
120.	北京市 東城區 東長安街 10號 長安大廈6樓 601-611室	該物業包括約於一九九五年落成之13層高(包括三層地庫)商廈第六層之11個辦公室單位。 該物業總建築面積約為23,799平方呎(2,210.94平方米)。 該物業之土地使用權已批出，於二零四三年九月二十六日屆滿。	該物業各單位根據多份租約出租，目前租金總額每月約54,565.52美元。	45,000,000港元 (貴集團應佔權益為50%：22,500,000港元)

附註：

(1) 根據11份日期為一九九九年十月十八日之房地產證，該物業各單位之業權由　貴集團分別持有50%應佔權益之公司所擁有，土地使用權之到期日為二零四三年九月二十六日。現概述如下：

證書編號	單位編號	建築面積	業權持有人
0520013	601	188.05平方米	長安一號有限公司
0520014	602	223.31平方米	長安二號有限公司
0520015	603	223.49平方米	長安三號有限公司
0520016	604	285.69平方米	長安四號有限公司
0520017	605	286.18平方米	長安五號有限公司
0520018	606	224.64平方米	長安六號有限公司
0520019	607	224.64平方米	長安七號有限公司
0520020	608	286.08平方米	長安八號有限公司
0520021	609	110.46平方米	長安九號有限公司
0520022	610	86.82平方米	長安十號有限公司
0520023	611	71.58平方米	長安十一號有限公司

(2) 吾等依賴　貴集團提供之資料，並就下列假設作出估值：

(i) 長安一號有限公司、長安二號有限公司、長安三號有限公司、長安四號有限公司、長安五號有限公司、長安六號有限公司、長安七號有限公司、長安八號有限公司、長安九號有限公司、長安十號有限公司及長安十一號有限公司擁有該物業所屬單位各自正式法定業權，及有權於尚餘年期內轉讓該物業所屬單位，而毋須向政府支付額外地價或其他繁苛款項；

附註：

(1) 該物業註冊共同業主為Supreme New Development Limited（佔1,000,000份之162,136份）、Super Admiral Limited（佔1,000,000份之351,322份）、the Lucky Dragon Development (H. K.) Limited（佔1,000,000份之189,297份）、Spurling Company Limited（佔1,000,000份之144,110份）及Superwill Development Limited（佔1,000,000份之153,135份）。

(2) 該物業受制於與註冊業主之一項共同發展，吾等之估值反映 貴集團應佔之物業發發展權權益。。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
119. 貴集團於九龍長沙灣物業發展項目應佔之權益 九龍長沙灣新九龍內地段6320號	該物業權益包括 貴集團應佔一幅註冊面積約19,473平方米(209,607平方呎)之土地之權益，其上擬發展住宅、商業及酒店項目，預定發展權於二零零三年九月落成。 落成後，發展項目總建築面積將約為159,775平方米(1,719,818平方呎)，並加車位合共583個。總建築面積分列如下： 住宅：112,673平方米(1,212,812平方呎) 商業：3,099平方米(33,358平方呎) 酒店：44,003平方米(473,648平方呎) 該物業之官批年期由一九九九年八月十四日起計50年。地段應付政府地租每年為相當於該物業當時的應課差餉租值約3%。	於估值日，該物業地盤已清理妥當。	2,279,000,000港元

附註：

(1) 該物業註冊業主為地下鐵路公司。

(2) 該物業受限於日期分別為一九九九年八月十六日、二零零零年二月二十四日及一九九九年七月二十一日之兩份批約修訂書及一份豁免書，以及契約備忘錄275045號、280575號及275046號。

(3) 總發展成本估計約為5,583,026,000港元，而截至估值日已支付建築成本約456,500,000港元。

(4) 該物業受制於與註冊業主之一項共同發展，吾等之估值反映協議條款下　貴集團應佔之權益。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
118. 貴集團於新界大嶼山東涌市物業發展項目應佔之權益 新界大嶼山東涌東涌市地段5號	該物業權益包括 貴集團應佔一幅註冊面積約67,900平方米(730,876平方呎)之土地發展權之權益，其上擬分三期發展商住項目。下層結構工程尚在施工。三期發展項目預計分別於二零零二年六月、二零零零年十二月及二零零三年六月完成。 落成後，發展項目總建築面積將約為412,300平方米(4,437,997平方呎)，並加車位合共1,177個。總建築面積分列如下： 住宅：407,300平方米(4,384,177平方呎) 商業： 5,000平方米(53,800平方呎) 該物業之官批年期由一九九七年六月二十六日至二零四七年六月三十日。地段應付政府地租相等於地段當時每年應課差餉租值3%。	於估值日，該物業尚在發展。	3,391,000,000港元

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
117. 貴集團於九龍紅磡國際都會物業發展項目應佔之權益 九龍內地段11077號	該物業權益包括一幅註冊面積約50,058平方米(538,824平方呎)之土地發展權，其上擬發展酒店、商業及辦公室發展項目。上蓋工程現正進行中。發展項目預定於二零零一年三月完成。 落成後，發展項目總建築面積將約為132,218平方米(1,423,195平方呎)，加車位共433個。總建築面積分列如下： 商業： 33,721平方米(362,973平方呎) 辦公室 58,497平方米(629,662平方呎) 酒店： 40,000平方米(430,560平方呎) 此外，亦有2,000平方米(21,528平方呎)面積之後勤大廈設施 該物業之官批年期由1997年2月14日至2047年6月30日。該地段應付地租每年為相等於該地段當時的每年應課差餉租值3%。	於估值日，該物業尚在發展。	1,502,000,000港元

附註：

(1) 該物業註冊業主為九廣鐵路公司。

(2) 總發展成本估計約為3,144,417,000港元，而截至估值日已支出建築成本約1,129,875,000港元。

(3) 該物業受制於與註冊業主之一項共同發展，吾等之估值反映協議之條款下 貴集團應佔之權益。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
	該物業之官批年期由一九九五年四月四日，至二零四七年六月三十日。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。		

附註：

(1) 該物業之註冊業主為Kar Ho Development Company Limited， 貴集團透過與註冊業主以合作方式擁有該物業50%權益。

(2) 該物業乃受限於一九九九年九月二十三日契約號碼為7883026之批約修訂書。

(3) 第三、四住宅及商業及停車場綜合建築物總發展成本估計約為4,126,000,000港元而於估值日已支付之建築成本約2,036,000,000港元。

(4) 第三期約101,344.85平方米（1,090,876平方呎）之建築面積以總代價5,853,027,800港元預售。該代價數額已計入估值中。

(5) 該物業受制於與註冊業主之一項共同發展，吾等之估值代表在協議條款下 貴集團應佔之權益。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
116. 貴集團應佔之物業發展項目權益於九龍紅磡海逸豪園(包括第一期幼稚園及地庫第一層及地庫第二層之187個車位，第二期769個車位，第三、第四期、商業及停車場大樓) 九龍內地段11056號	該物業權益包括　貴集團應佔發展權之權益。分期發展住宅及商業項目。第一、二及三期已經完成。第四期及商業及停車場綜合建築物之上蓋物業工程現正進行中。發展項目停車場綜合建築物及第四期分別擬定於二零零零年九月及二零零一年六月落成。 該物業總建築面積細分如下：	位於第一期之幼稚園現已租出，租約屆滿期為二零零零年八月月租132,000港元。一期車位按月或按時鐘出租。 二期車位及第三期發展為空置，該物業餘下部份現正發展中。	10,530,100,000港元

幼稚園：(第一期)	762平方米 (8,202平方呎)
住宅　：(第3及4期)	282,106平方米 (3,036,589平方呎)
商業　：	25,338平方米 (272,738平方呎)
車位：	
第一期	187
第二期	769
其餘	736

第四類－貴集團在香港持有之發展權益

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
115. 貴集團於香港上環皇后街物業發展應佔之權益 將名為內地段8897號	該物業權益包括一註冊地盤面積約為7,964平方米(85,724平方呎)之地盤　貴集團應佔發展權之權益。擬發展兩期住宅及酒店發展項目。下層結構現正進行中。發展項目第一期及第二期分別擬定於二零零一年十月及二零零二年三月落成。 於落成時，發展項目總建築面積約60,921平方米(655,754平方呎)，並有179個停車位。總建築面積細分如下： 住宅：60,553平方米(651,793平方呎) 商業：368平方米(3,961平方呎) 現正與政府洽談批地事宜。	於估值日，該物業現正發展中。	760,000,000港元

附註：

(1) 該物業受制於與土地發展公司之一項共同發展，吾等之估值反映在協議條款下　貴集團應佔之權益。

(2) 總發展成本估計為1,113,000,000港元而於估值日之已付建築成本約160,000,000港元。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
114. 新界 青衣 青衣市 地段140號	該物業包括一註冊地盤面積約為24,900平方米（268,024平方呎）之地盤。擬發展酒店及商業發展項目。發展項目擬定於二零零三年六月落成。 於落成後，發展項目總建築面積約236,530平方米（2,546,009平方呎），並有228個停車位。總建築面積分拆如下： 商業：　11,000平方米（118,404平方呎） 酒店：　225,530平方米（2,427,605平方呎） 該物業之官批年期，由一九九八年十二月七日至二零四七年六月三十日。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現已清理地盤。	1,870,000,000港元 （貴集團應佔權益為30%：561,000,000港元）

附註：

(1) 該物業之註冊業主為　貴集團持有30%應佔權益之Matrica Limited。

(2) 總發展成本估計約為2,663,650,000港元而於估值日已支付之建築成本約35,000,000港元。

(3) 該物業建成後之資本值為9,002,231,000港元。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
113. 新界元朗天水圍天水圍市地段27號	該物業包括一註冊地盤面積約為14,901平平方米(160,394平方呎)之地盤。擬發展住宅項目。發展項目擬定於2003年三月落成。 於落成後，發展項目總建築面積約74,505平方米(801,972平方呎)，並設有216個停車位 該物業之官批年期為五十年，由一九九九年十月十四日起。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業為已清理地盤。	629,000,000港元 (貴集團應佔權益為60%：377,400,000港元)

附註：

(1) 該物業之註冊業主為 貴集團持有60%應佔權益之Wisdom Choice Investment Limited。

(2) 該物業建成後之資本值為2,080,529,000港元。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
112. 新界沙田馬鞍山鞍駿街沙田市地段461號	該物業包括一註冊地盤面積約為8,000平方米(86,112平方呎)之地盤。擬發展酒店及商業發展項目。下層結構整工程現正進行中。該發展項目將於二零零二年一月落成。 於落成後，發展項目總建築面積約56,000平方米(602,784平方呎)， 該物業之官批年期，由一九九八年三月二十六日起，為期50年。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現正發展中。	600,000,000港元 (貴集團應佔權益為51%：306,000,000港元)

附註：

(1) 該物業之註冊業主為　貴集團持有51%應佔權益之Towerrich Limited。

(2) 總發展成本估計約為763,116,000港元，而於估值日已支付之建築成本約60,469,000港元。

(3) 該物業建成後之資本值為1,786,650,000港元。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
111. 新界 洪水橋 瑞豐華庭 丈量約份124地段4295號	該物業包括兩幢於二零零零年落成之8層高住宅發展項目。 發展項目總建築面積約4,032平方米(43,400平方呎)，加共48個停車位。 該物業之官批年期，由一九九七年三月十一日起至二零四七年六月三十日。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現正空置。	107,000,000港元 (貴集團應佔權益為50%：53,500,000港元)

附註：

(1) 該物業之註冊業主為 貴集團持有50%應佔權益之Roboton Limited。

(2) 總發展成本估計約為64,032,000港元而於估值日已支付之建築成本約48,776,000港元。

(3) 約3,654平方米(39,330平方呎)之建築面積及40個停車位以總代價100,049,300港元預售。該代價數額已計入估值中。

(4) 該物業建成後之資本值為122,003,000港元，包括預售單位之協議售價。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
110. 新界 沙田 馬鞍山 翠擁華庭第一期及第二期 沙田市地段446號	該物業包括一註冊地盤面積約為25,825平方米(277,980平方呎)之地盤。正發展兩期住宅發展項目。上蓋物業工程現正進行中，於二零零零年落成。 發展項目總建築面積約129,126平方米(1,389,912平方呎)，並有1,174個停車位。 該物業之官批年期，由一九九六年三月四日起至二零四七年六月三十日。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業為空置。	5,399,000,000港元 (貴集團應佔權益為50%：2,699,500,000港元)

附註：

(1) 該物業之註冊業主為　貴集團持有50%權益之Wonder Pacific Investment Limited。

(2) 總發展成本估計約為1,864,000,000港元而於估值日已支付之建築成本約1,414,000,000港元。

(3) 約86,981平方米(936,267平方呎)之建築面積及624個停車位以總代價3,581,147,000港元預售。該代價數額已計入估值中。

(4) 該物業建成後之資本值5,848,601,000港元，包括預售單位之協議售價。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
109. 新界 青衣 灝景灣三期 青衣市地段129號部份	該物業包括一註冊地盤面積約為11,200平方米（120,557平方呎）之地盤。正發展住宅及商業發展項目。上蓋物業工程現正進行中。發展項目擬定於二零零一年八月落成。 於落成時，發展項目總建築面積約79,647平方米（857,320平方呎），並有206個停車位。 該物業之官批年期，由一九九三年六月十日起至二零四七年六月三十日。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現正發展中。	2,866,000,000港元 （貴集團應佔權益為22.5%：644,850,000港元）

附註：

(1) 該物業之註冊業主為 貴集團持有22.5%應佔權益之Harvest Fair Investment Limited。

(2) 總發展成本估計約為1,130,800,000港元而於估值日之已付建築成本約431,500,000港元。

(3) 該物業建成後之資本值為4,369,001,540港元。

附註：

(1) 該物業之註冊業主為　貴集團持有50%權益之Central More Limited。

(2) 該物業乃受限於一項債券，載有向作為融資方之代理及受託人之CEF (Capital Markets)Limited（代理）作出之法定押記。

(3) 總發展成本估計約為778,961,000港元而於估值日已支付之建築成本約81,581,000港元。

(4) 該物業建成後之資本值為2,696,048,000港元。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
108. 新界 葵涌 荔景山道 葵涌市地段474號	該物業包括一註冊地盤面積約為8,920平方米 (96,015平方呎)之地盤，擬發展住宅及商業發展項目。地基工程現正進行中。發展項目擬定於2002年九月落成。 於落成時，發展項目總建築面積約52,046平方米（560,223平方呎），並有140個停車位。總建築面積細分如下： 住宅： 42,700平方米 (459,623平方呎) 商業： 9,346平方米 (100,600平方呎) 該物業之官批年期，由一九九八年七月十七日起為期50年。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現正發展中。	1,237,000,000港元 (貴集團應佔權益為50%：618,500,000港元)

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
107. 九龍土瓜灣木廠街九龍內地段4013號之A, B, C段及餘段	該物業包括一註冊地盤面積約為15,052.21平方米（162,022平方呎）之地盤。擬發展住宅及商業發展項目。拆卸工程現正進行中。發展項目擬定於二零零三年二月落成。 於落成時，發展項目總建築面積約139,128平方米（1,497,574平方呎），另有500個停車位。總建築面積細分如下： 住宅：116,550平方米（1,254,544平方呎） 商業：22,578平方米（243,030平方呎） 該物業之官批年期，由一九三八年五月九日起為期75年，可再續約75年。九龍地段4013號之應付地租每年為1,860港元。	於估值日，該物業現正發展中。	3,234,000,000港元 （貴集團應佔權益為40%：1,293,600,000港元）

附註：

(1) 九龍內地段4013號A,B及C段之註冊業主為南洋兄弟置業有限公司，而餘段之註冊業主為保特威投資有限公司（10份之3份）、Silverland Limited（10份之3份）及 貴集團持有40%應佔權益之Zhong Xing No.1 Investment Fund Limited（10份之4份）分權共有。

(2) 該物業建成後之資本值為7,490,995,000港元。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
106.	九龍 西九龍 填海區海帆路 九龍內地段 11107號	該物業包括一註冊地盤面積約為6,943平方米(74,734平方呎)之地盤。擬發展住宅及商業發展項目。發展項目擬定於二零零三年十二月落成。 於落成時，發展項目總建築面積約52,072平方米(560,503平方呎)，另有222個停車位。總建築面積分拆如下： 住宅： 45,129平方米 (485,769平方呎) 商業： 6,943平方米 (74,734平方呎) 該物業之官批年期，由一九九九年十二月十三日起為期50年。應付地租每年為相當於該物業的應課差餉租值的3%。	於估值日，該物業現正空置。	1,342,000,000港元

附註：

(1) 該物業之註冊業主為 貴集團全資擁有之Global Coin Limited。

(2) 該物業建成後之資本值約3,163,872,000港元。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
105. 九龍 九龍塘 筆架山道 新九龍內地段 6277號	該物業包括一註冊地盤面積約為41,578平方米(447,546平方呎)之地盤。擬發展住宅項目。拆卸工程現正進行中。發展項目擬定於二零零三年七月落成。 於落成時，發展項目住宅總建築面積約72,480平方米(780,175平方呎)，另有604個停車位。 該物業之官批年期，由一九九九年六月三十日起，為期50年。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現正發展中。	3,276,000,000港元

附註：

(1) 該物業之註冊業主為 貴集團全資擁有之Match Power Investment Limited。

(2) 總發展成本估計約為1,316,444,000港元而於估值日之已付建築成本約9,253,000港元。

(3) 該物業建成後之資本值約6,699,432,000港元。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
104.	九龍廣東道及柯士甸道交界九龍內地段11086號	該物業包括一註冊地盤面積約為10,486平方米(112,871平方呎)之地盤。現正發展住宅及商業發展項目。上蓋物業工程現正進行中。發展項目擬定於二零零二年六月落成。 於落成時，發展項目總建築面積約96,534平方米(1,039,092平方呎)，另有341個停車位。總建築面積細分如下： 住宅：80,805平方米(869,785平方呎) 商業：15,729平方米(169,307平方呎) 該物業之官批年期，由一九九八年四月九日起，為期50年。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現正發展中。	3,457,000,000港元 (貴集團應佔權益為42.5%：1,469,225,000港元)

附註：

(1) 該物業之註冊業主為　貴集團持有42.5%應佔權益之康利時投資有限公司。

(2) 總發展成本估計為1,262,089,000港元而於估值日之已付建築成本約65,038,000港元。

(3) 該物業建成後之資本值為6,430,152,000港元。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
103.	九龍 太子道 界限街167-169號 翰林苑 新九龍內地段 2491號A段	該物業包括一個註冊地盤面積約為1,357.49平方米(14,612平方呎)之地盤。現正發展住宅發展項目。上蓋物業工程現正進行中。發展項目擬定於二零零零年十二月落成。 於落成時，發展項目總住宅建築面積約4,072平方米(43,831平方呎)，另有36個停車位。 該物業之官批年期，由一八九八年七月一日起，為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現正發展中。	176,000,000港元

附註：

(1) 該物業之註冊業主為 貴集團全資擁有之中孚有限公司。

(2) 該物業乃受限於一九九八年十一月二十一日契約號碼為7625893之批約修訂書。

(3) 總發展成本估計約為61,811,000港元而於估值日之已付建築成本約17,019,000港元。

(4) 該物業建成後之資本值為246,704,000港元。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
102. 九龍 九龍塘 廣播道63號 星輝豪庭 新九龍內地段5104號	該物業包括2幢18層高(包括花園及1至3層地庫)之住宅發展項目。該物業最近於二零零零年落成。 於落成時，發展項目住宅總建築面積約21,302平方米(229,295平方呎)，並有190個停車位及20個電單車車位。 該物業之官批年期，由一八九八年七月一日起為期99年，且已法定續期至二零四七年六月三十日為止。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現正空置。	1,370,000,000港元 (貴集團應佔權益為50%：685,000,000港元)

附註：

(1) 該物業之註冊業主為　貴集團持有50%應佔權益之Southern Mount Limited。

(2) 該物業乃受限於一九九七年四月二十一日契約號碼為7042672之批約修訂書。

(3) 總發展成本估計約為333,696,000港元，而於估值日之已付建築成本約244,240,000港元。

(4) 約17,890平方米(192,565平方呎)之建築面積以總代價996,585,670港元預售。該代價數額已計入估值中。

(5) 該物業建成後之資本值為1,460,654,000港元，包括預售單位之協議售價。

附註：

(1) 該物業之註冊業主為　貴集團持有50%應佔權益之Marketon Investment Limited。

(2) 該物業乃受限於一九九九年十二月八日契約號碼為7936635之批約修訂書。

(3) 總發展成本估計約為1,047,000,000港元，而於估值日之已付建築成本約為299,000,000港元。

(4) 該物業建成後之資本值為5,228,365,000港元。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
101. 九龍紅磡環海街海名軒 九龍內地段11055號	該物業包括一個註冊地盤面積約為7,402平方米(79,675平方呎)之地盤。擬發展住宅及商業項目。上蓋物業工程現正進行中，並定於二零零一年十月落成。 於落成時，發展項目總建築面積約62,443平方米(672,136平方呎)及138個停車位，總建築面積分拆如下： 住宅： 55,504平方米(597,445平方呎) 商業： 6,939平方米(74,691平方呎) 該物業之官批年期，由一九九七年六月三日起，為期75年，至二零四七年六月三十日為止。該物業應付地租每年為相當於該物業當時的應課差餉租值的3%。	於估值日，該物業現正發展中。	3,260,000,000港元 (貴集團應佔權益為50%：1,630,000,000港元)

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
100.	香港 上環 德輔道西80-90號 內地段3999、4000、4001、4002、4003、4004及4005號之餘段	該物業包括一個登記地盤面積約為972.41平方米(10,467平方呎)之地盤，擬發展住宅及商業項目，並定於二零零二年六月落成。 於落成時，發展項目總建築面積約9,064.52平方米(97,571平方呎)，總建築面積細分如下： 住宅： 8,462.23平方米(91,088平方呎) 商業： 602.29平方米(6,483平方呎) 該物業之官批年期，由一九零一年十月三日起，為期999年。內地段3999至4005號之應付地租每年為240港元。	於估值日，該物業已空置預備重新發展。	254,000,000港元

附註：

(1) 該物業之註冊業主為 貴集團全資擁有之兆旺投資有限公司。

(2) 該物業乃受限於CEF (Capital Markets)Limited之一項債券。

(3) 該物業建成後之資本值為491,233,000港元。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
99.	香港堅尼地城高逸華軒多個單位 海旁地段245號第A段1分段、餘段第1分段、B段第2分段及餘段、E段及餘段之33795份之15118份	該物業包括一幢於二零零零年新近落成建於4層高商業／停車場／休憩平台上之48層住宅大樓之多個單位。 該物業總建築面積約13,345平方米（143,646平方呎），並共有54個停車位，總建築面積細分如下： 住宅：13,071平方米（140,698平方呎） 商業：274平方米（2,948平方呎） 該物業根據六份政府土地契約持有，每一份均由一八九二年六月二十四日起，為期九九九年。海旁地段245號餘段、B段餘段及B段第1分段之應付地租每年為378港元。	於估值日，該物業現正發展中。	1,376,000,000港元

附註：

(1) 該物業之註冊業主為　貴集團全資擁有之Kamos Limited。

(2) 總發展成本估計為241,616,000港元，而於估值日之已付建築成本約為211,014,000港元。

(3) 約11,358平方米（122,261平方呎）之住宅建築面積以總代價1,205,518,000港元預售。該代價數額已計入估值中。

(4) 該物業建成後之資本值為1,406,922,000港元，包括預售單位之協議售價。

第三類－貴集團在香港持有之發展中物業權益

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
98.	香港 灣仔 滙星壹號 內地段2837A分段餘段	該物業包括一幢擬興建於5層高平台上之34層住宅大樓(包括地下及夾層)，平台擬作停車場及教堂用途。上蓋物業工程現正進行中。發展項目擬定於二零零一年三月落成。 於落成時，發展項目住宅總建築面積約9,318平方米(100,229平方呎)，另有13個停車位。 該物業之官批年期，由一九二八年八月二十二日起，為期75年，可再續約75年。內地段2,837號A段之應付地租每年為184港元。	於估值日，該物業現正發展中。	164,000,000港元

附註：

(1) 該物業之註冊業主為 貴集團全資擁有之佳趣有限公司。

(2) 總發展成本估計為約186,016,000港元，而於估值日之已付建築成本約為72,815,000港元。

(3) 約2,446平方米(26,325平方呎)之總建築面積以總代價137,217,000港元預售。該代價數額已計入估值中。

(4) 該物業建成後之資本值為557,625,000港元，包括預售單位之協議售價。

(5) 該物業受與第三者一項收入共享協議所限制。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
96.	新界 屯門 丈量約份137號 若干農地地段	該物業包括多塊農地地段，地盤總面積約11,169.23平方米(120,225.6平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	2,400,000港元 (貴集團應佔權益為76%：1,824,000港元)

附註：該物業之註冊業主為　貴集團持有76%應佔權益之Jurado Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
97.	九龍 新蒲崗 測量約分第一號 若干屋地	該物業包括多塊屋地，地盤總面積約2,470.36平方米(26,591平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	部份地段已按不同月租合約出租，每月總租金收入約為30,000港幣。其餘物業現正空置。	106,300,000港元

附註：該物業之註冊業主為　貴集團全資擁有之世寧地產有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
94.	新界 屯門 丈量約份379號 若干農地地段	該物業包括多塊農地地段，地盤總面積約4,614.64平方米 (49,672平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	1,400,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Top Win Investment Limited及Galaxy Power Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
95.	新界 西貢 丈量約份229號 若干農地地段	該物業包括多塊農地地段，地盤總面積約5,341.81平方米 (57,499.2平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	5,700,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Top Win Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
92.	新界 元朗 丈量約份133號 若干農地地段	該物業包括多塊農地地段，地盤總面積約9,712.37平方米(104,544平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	2,000,000港元

附註：該物業之註冊業主為　貴集團全資擁有之Hilder Company Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
93.	新界 屯門 丈量約份395號 若干農地地段	該物業包括多塊農地地段，地盤總面積約2,387.63平方米(25,700.4平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	700,000港元

附註：該物業之註冊業主為　貴集團全資擁有之Hilder Company Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
90.	新界 元朗 丈量約份123號 若干農地地段	該物業包括多塊農地地段，地盤總面積約2,832.78平方米(30,492平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	900,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Top Win Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
91.	新界 屯門 丈量約份131號 若干農地地段	該物業包括多塊農地地段，地盤總面積約4,988.02平方米(53,691平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	1,600,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Top Win Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
88.	新界 元朗 丈量約份110號 若干農地地段	該物業包括多塊農地地段，地盤總面積約31,327.39平方米（337,208平方呎）。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	101,100,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Pacific Top Development Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
89.	新界 元朗 丈量約份116號 若干農地地段	該物業包括多塊農地地段，地盤總面積約668.90平方米（7,200平方呎）。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	700,000港元 （貴集團應佔權益為70%：490,000港元）

附註： 該物業之註冊業主為 貴集團持有70%應佔權益之 Jarbin Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
86.	新界 元朗 丈量約份112號 若干農地地段	該物業包括多塊農地地段，地盤總面積約42,553.42平方米（458,045平方呎）。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	45,800,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Tenox Development Limited及Ansett Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
87.	新界 元朗 丈量約份106號 若干農地地段	該物業包括多塊農地地段，地盤總面積約26,718.78平方米（287,601平方呎）。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	86,200,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Maxchief Limited及Fartex Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
84.	新界 元朗 丈量約份107號 若干農地地段	該物業包括多塊農地地段，地盤總面積約16,865.48平方米(181,540平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	18,100,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Allex Development Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
85.	新界 元朗 丈量約份106及113號若干 農地地段	該物業包括多塊農業地段，地盤總面積約47,613.43平方米(512,511平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	51,200,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Jetkind Limited、Sunfex Limited及Ansett Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
82.	新界 元朗 丈量約份123號 一塊農地地段	該物業包括一塊農地地段，地盤總面積約799,976.96平方米(8,610,952平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	430,500,000港元 (貴集團應佔權益為51.33%：220,975,650港元)

附註：該物業之註冊業主為 貴集團持有51.33%應佔權益之Mutual Luck Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
83.	新界 元朗 丈量約份103及109號若干 農地地段	該物業包括多塊農地地段，地盤總面積約29,458.19平方米(317,088平方呎)。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	31,700,000港元

附註：該物業之註冊業主為 貴集團全資擁有之Delight World Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
80.	新界 大埔 丈量約份36號 若干農地地段	該物業包括多塊農地地段，地盤總面積約20,474.73平方米(220,390平方呎）。 該物業之官批年期，由一八九八年七月一日起，為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	33,000,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Express Time Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
81.	新界 上水 丈量約份92及95號若干農地地段	該物業包括多塊農地地段，地盤總面積約154,840.12平方米(1,666,699平方呎）。 該物業之官批年期，由一八九八年七月一日起為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	333,300,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Hilder Company Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
79.	新界 元朗 丈量約份11號 若干農地地段	該物業包括多塊農地地段，地盤總面積約98,668.90平方米(1,062,072平方呎)。 該物業之官批年期，由一八九八年七月一日起，為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	318,500,000港元 (貴集團應佔權益為90%：286,650,000港元)

附註： 該物業之註冊業主為　貴集團持有90%應佔權益之Verda Max Limited。

第二類－貴集團在香港持作未來發展之物業權益

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
78.	新界 元朗 丈量約份11號 若干農地地段	該物業包括多塊農地地段，地盤面積概約75,163.79平方米(809,063平方呎)。 該物業之官批年期，由一八九八年七月一日起，為期75年，可再續約24年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	242,500,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Cheerful Castle Limited, Gainly Limited, Jet Well Investments Limited, Plenty Gain Limited, Sarin Limited, Sino Vantage Limited 及 Thistleberry Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
77.	香港 跑馬地 桂成里12-20號 誠和閣一樓P001至P028車位 內地段8601號部份	該物業包括於一九八九年落成，位於一住宅發展項目一樓之28個停車位。 該物業之官批年期由一九八五年四月二十六日起，為期75年，可再續約75年。應付地租每年為1,000港元。	該物業現正空置。	8,400,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Haynes Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
76.	新界 元朗 天水圍天葵路3號 嘉湖山莊麗湖居 地庫 P005至P011車位 天水圍市地段5號 餘段部份	該物業包括於一九九六年落成，位於一住宅發展項目之7個停車位。 該物業之官批年期由一八九八年七月一日為期起99年，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	2,100,000港元 (貴集團應佔權益為98.47%：2,067,870港元)

附註： 該物業之註冊業主為 貴集團持有98.47%應佔權益之天水圍發展有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
75.	新界 粉嶺 馬適路3號 綠悠軒商業部份及17個車位 粉嶺上水市地段126號部份	該物業包括於一九九八年落成，位於一住宅發展項目之商業部份及17個停車位。 該物業之總建築面積約為6,234.02平方米(67,103平方呎)，不包括停車場。 該物業之官批年期由一九九四年五月二十六日起至二零四七年六月三十日止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	138,900,000港元 (貴集團應佔權益為8%：11,112,000港元)

附註： 該物業之註冊業主為　貴集團持有8%應佔權益之Direct Profit Development Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
74.	新界 荃灣 青山道620-625號 麗城花園第二期 地面、一樓及二樓商場及52個車位、第三期19個車位 荃灣市地段316A號及荃灣市地段316B號部份	該物業包括於一九九零年至一九九一年落成，位於一住宅發展項目之地面、一及二樓商場及71個停車位。 該物業之總建築面積概約如下(不包括停車位面積)：	該物業總建築面積約為8,081.66平方米(86,991平方呎)之部份乃連各種租約，其餘物業現正空置。	255,000,000港元 (貴集團應佔權益為15%：38,250,000港元)

	概約建築面積	
	平方米	平方呎
地面	2,648.64	28,510
一樓	4,263.19	45,889
二樓	4,240.06	45,640
	11,151,89	120,039

該物業之官批年期由一八九八年七月一日起，為期99年，且已法定續期二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。

附註：該物業之註冊業主為Ling Fung Development Limited、Wilmington Land Company Limited及貴集團持有15%應佔權益之Quebostar Limited分權共有，業權分別為4,883份之1,538份、870份及2,475份。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
73.	香港 西營盤 干諾道西155號 高樂花園 2樓P020及 P021號車位 海旁地段95號餘段部份	該物業包括於一九八五年落成，位於一住宅發展項目之2個停車位。 該物業之官批年期由一八九二年七月二十七日起，為期九九九年。應付地租每年為316港元。	該物業現正空置。	600,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Tai Poon Company Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
72.	香港中半山羅便臣道10號嘉兆臺4樓1至59號車位及5樓1至52號車位 內地段58號餘段，內地段58號B段餘段，A段之3分段餘段。內地段148號餘段，A段餘段，A段之第1分段餘段。內地段149號及578號餘段之部份。	該物業包括於一九九二年落成，位於一住宅發展項目之111個停車位。 地段58號，148號，149號及578號之官批年期，分別由一八五七年九月一日、一八五八年三月八日、一八四四年一月二十二日及一八五八年三月八日起，為期九九九年。各地段之每年應付地租如下：	該物業現正空置	55,500,000港元 (貴集團應佔權益為50%：27,750,000港元)

內地段	地租
58	7鎊8司令6便士
148	146港元
149	25鎊11司令10便士
578	34港元

附註： 該物業之註冊業主為 貴集團持有50%應佔權益之Markreal Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
71.	新界 元朗 鳳琴街1號 雍翠豪園多個住宅單位及 41個車位 元朗市地段463號部份	該物業包括於一九九八年落成，位於一住宅發展項目之11個住宅單位及41個停車位　。 該物業之總建築面積約為819.12平方米(8,817平方呎)，不包括停車位面積。 該物業之官批年期由一九九四年五月二十六日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	29,100,000港元 (貴集團應佔權益為7%：2,037,000港元)

附註：

(1) 該物業包括如下：

(a)

座數	層數	單位
1	1	A
1	43	A
1	45	A
1	46	A，D及E
2	1	A，B及E
2	46	D，及E

(b) 停車位號碼004、006、008、010、011、013、016、027、031、032、034、035、037、039、041、042、044至062及064至069。

(2) 該物業之註冊業主為　貴集團持有7%應佔權益之Moricrown Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
70.	九龍長沙灣長沙灣道760-762號及青山道481號多個單位 新九龍內地段3516號C段及餘段之部份	該物業包括於一九七七年及一九八零年落成之兩幢工業樓宇內之若干個單位。 該物業之總建築面積約為462平方米(4,973平方呎)。 該物業之官批年期由一八九八年七月一日起計75年續期24年，且法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	2,450,000港元

附註：

(1) 該物業包括如下：

大廈	層數	單位
長沙灣道760-762號	3	001, 002及E
	4	C002,C007至C016
	10	C002至C004
青山道481號	4	C036至C040
	11	002, 003, C004至C006

(2) 該物業之註冊業主為 貴集團全資擁有之Thorogood Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
69.	九龍 藍田 麗港城第一期 地庫第一層 P305、P306及 P355號車位、 第二期第二層 P004、P013 及P053號車位 新九龍內地段 6055號部份	該物業包括於一九九零年及一九九一年落成，位於一住宅發展項目之6個停車位。 該物業之官批年期由一八九八年七月一日，且已法定續期至二零四七年六月三十日為止。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	2,400,000港元 （貴集團應佔權益為50%：1,200,000港元）

附註： 該物業之註冊業主為 貴集團持有50%應佔權益之Ranon Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
68.	新界 大埔 大埔道 鹿茵山莊商業部份 大埔市地段135號部份	該物業包括於一九九八年落成，位於一住宅發展項目之商用地方。 該物業之總建築面積約為1,500.00平方米(16,146平方呎)。 該物業之官批年期由一九九三年十一月十七日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	32,200,000港元 (貴集團應佔權益為87%：28,014,000港元)

附註： 該物業之註冊業主為The Church Body of The Chinese Anglican Church in Hong Kong(現稱香港聖公會管業委員會)及The Bishop of Victoria Hong Kong(現稱香港聖公會基金)分權共有，業權分別為100份之44份及100份之56份。而 貴集團透過與註冊業主以合資方式擁有該物業87%權益。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
67.	新界 元朗 天水圍 天龍路9號 嘉湖山莊 美湖居 第八座 31樓A、C、D、E、F及G室 天水圍市地段6號部份	該物業包括於一九九七年落成，位於一住宅發展項目之6個住宅單位。 該物業之總建築面積約為382.85平方米(4,121平方呎)。 該物業之官批年期由一八九八年七月一日起，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	11,100,000港元 (貴集團應佔權益為98.47%：10,930,170港元)

附註： 該物業之註冊業主為　貴集團持有98.47%應佔權益之天水圍發展有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
66.	新界 青衣 青敬路33號 盈翠半島 第一期五樓 R131、R154及 R185號車位 青衣市地段132號部份	該物業包括於一九九八年落成，位於一住宅發展項目之3個停單位。 該物業之官批年期由一九九六年三月七日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	1,200,000港元 （貴集團應佔權益為20%：240,000港元）

附註： 該物業之註冊業主為香港地鐵公司。 貴集團透過與註冊業主以合作方式持有該物業20%權益。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
65.	新界 青衣 牙鷹洲街8號 灝景灣 第一及二期若干個住宅單位、294個私家車車位及50個訪客車位 青衣市地段129號部份	該物業包括於一九九九年落成，位於一住宅發展項目之若干個住宅單位、294個私家車車位及50個訪客車位。 該物業之總建築面積約為1,946.21平方米(20,949平方呎)，不包括停車位面積。 該物業之官批年期，由一九九三年六月十日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	210,000,000港元 (貴集團應佔權益為22.5%：47,250,000港元)

附註：

(1) 該物業包括如下：

座數	層數	單位
5	第30、31、32、33、35及36	B
	37	G
	39	E F
6	29、36、37及38	B
	37	G
	39	AB及CD
7	35、36及37	G

(2) 該物業之註冊業主為　貴集團持有22.5%應佔權益之Harvest Fair Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
64.	新界 青衣 牙鷹洲街8號 灝景灣第一期商場及 30個電單車車位 青衣市內地段129號部份	該物業包括於一九九九八年落成，位於一住宅發展項目之商場及30個電單車車位。 該物業總建築面積約為2,991.45平方米(32,200平方呎)，不包括電單車車位面積。 該物業之官批年期由一九九三年六月十日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	停車位按月或按小時租出。	97,000,000港元 (貴集團應佔權益為22.5%：21,825,000港元)

*附註：*該物業之註冊業主為 貴集團持有22.5%應佔權益之Harvest Fair Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
63.	九龍 藍田 麗港街15號 麗港城第二十三座18樓C及D室 新九龍內地段6055號部份	該物業包括於一九九四年落成，位於一住宅發展項目之2個住宅單位。 該物業之總建築面積約為142.33平方米(1,532平方呎)。 該物業之官批年期由一八九八年七月一日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	5,850,000港元 (貴集團應佔權益為50%：2,925,000港元)

附註：該物業之註冊業主為 貴集團持有50%應佔權益之Ranon Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
62.	新界 沙田 馬鞍山 西沙路608號 海栢花園 第一層P143及 P144號車位 沙田市地段382號 部份	該物業包括於一九九四年落成，位於一住宅發展項目第一層之2個停車位。 該物業之官批年期由一九九一年十二月六日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	700,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Poko Shine Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
61.	新界 大埔 山塘路23號 盈峰翠邸地下 29個車位 大埔市地段97號 部份	該物業包括於一九九八年落成，位於一住宅發展項目之地面29個停車位。 該物業之官批年期由一九九五年九月二十六日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	7,200,000港元 （貴集團應佔權益為35%：2,520,000港元）

附註：

(1) 車位之號碼為P028, P105, P107, P109, P117 至P124, P130至P135, P144至P147, P149至及P152, P172至P174。

(2) 該物業之註冊業主為 貴集團擁有35%應佔權益之Perfect Idea Limited。

座數	層數	單位
5	1	D
	2	A,B,E,
	3	A,B,E
	5	A,B
	8	B
	10	B
6	1	A,B,C
	2	B
	3	A
	5	B
	7	A

(b) 於地庫之停車位號碼P010, P011, P091, P092及P094於地庫一層之停車位號碼P022, P040至P048, P050至P052, P056 至P058, P060至P065, P067, P071至P078, P120 至P122, P129, P137, P142, P144, P146, P148, P149, P155至P157, P159至P161, P164, P166, P167, P169至P171, P176至P178, P184及P185,於地庫二層之停車位號碼P007, P013至P017, P038至P056, P059至P065, P067, P073至P075, P079, P120, P123, P124, P141至P143, P158至P160, P164至P166, P171, P172, P174, P175, P177至P179, P184至P186, P189至P191, P193, P194, P199至P200。

(2) 該物業之註冊業主為The Church Body of the Chinese Anglican Church in Hong Kong(現稱香港聖公會基金)及The Bishop of Victoria Hong Kong(現稱香港聖公會管業委員會)分權共有，業權分別為100份之44份及100份之56份。而 貴集團透過與註冊業主以合作方式擁有該物業87%應佔權益。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
60.	新界 大埔 大埔道鹿茵山莊 若干個住宅單位 及129個車位 大埔市地段135號 部份	該物業包括於一九九八年落成，位於一個住宅發展項目之42個住宅單位及129個車位。 該物業之總建築面積約5,551.10平方米(59,752平方呎)，不包括停車位面積。 該物業之官批年期由一九九三年十一月十七日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	429,400,000港元 (貴集團應佔權益為87%：373,578,000港元)

附註：

(1) 該物業包括：

(a) 座數	層數	單位
2	1	A,B,C,D,E
	2	B,D,E
	3	A,E
	5	B
	6	A,B
	7	A,B
	9	B
	11	A,B
3	1	D,E
	2	B
	5	B
	7	B
	9	B

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
59.	香港 香港仔 石排灣道55號 匯賢大廈 十七樓3室、 十八樓8室及 二十樓6室 香港仔內地段202、203及204號7000份之107份	該物業包括於一九九六年落成，位於一商業發展項目之3個單位。 該物業之總建築面積約99.03平方米（1,066平方呎）。 該物業之官批年期為九九九年，由一八八八年十二月十三日開始。香港仔內地段202, 203及204號之應付地租每年為14港元。	該物業現正空置。	1,700,000港元

附註：

(1) 該物業之註冊業主為Springrun Limited。

(2) 根據一項於一九九六年十一月十四日作出之買賣合約，該物業已售予 貴集團全資擁有之Maranta Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
58.	香港大坑浣沙街55號雍藝軒若干個住宅單位及11個車位 內地段8857號部份	該物業包括於一九九九年落成之住宅發展項目之6個住宅單位及11個車位。 該物業之總建築面積概約為340.21平方米(3,662平方呎),不包括停車位面積。 該物業之官批年期由一九九六年十一月十一日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	24,500,000港元 (貴集團應佔權益為90%:22,050,000港元)

附註:

(1) 該物業包括:

(a)

層數	單位
18	A
19	A及B
20	B
23	B
29	C

(b) 停車位為P001至P003、P007、P008、P013、P014、P016、P017、P019及P020號。

(2) 該物業之註冊業主為　貴集團全資擁有之Foo Yik Estate Company Limited,佔該物業90%之權益。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
57.	新界沙田馬鞍山恒明街2號聽濤雅苑第二期第8座3樓G室、第4及第5座3樓B室 沙田市地段338號部份	該物業包括於一九九九年落成住宅發展項目之3個住宅單位。 該物業的總建築面積約260.03平方米(2,799平方呎)。 該物業之官批年期由一九九三年三月二十五日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	10,600,000港元 (貴集團應佔50%權益為：5,300,000港元)

附註： 該物業的註冊業主為　貴集團持有50%應佔權益之Concord Property Development Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
56.	新界沙田 馬鞍山恒明街2號 聽濤雅苑第一期 第一座3樓F室及 第十座26樓B室 沙田市地段338號 部份	該物業包括於一九九八年落成住宅發展項目之2個住宅單位。 該物業的總建築面積約239.78平方米(2,581平方呎)。 該物業之官批年期由一九九三年三月二十五日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	9,800,000港元 (貴集團應佔50%權益為: 4,900,000港元)

附註: 該物業的註冊業主為　貴集團持有50%應佔權益之Concord Property Development Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
55.	新界 沙田 馬鞍山 恒明街2號 聽濤雅苑第一期 第一座27樓F室和28樓A室及地庫一樓停車位P276、P404，地庫二樓停車位P082、P087、P094、P095、P100、P103、P104及P114及一樓停車位P186 沙田市地段338號部份	該物業包括於一九九八年落成的住宅發展項目之2個住宅單位及11個停車位。 該物業的總建築面積約236.16平方米(2,542平方呎)並不包括停車位面積。 該物業之官批年期由一九九三年三月二十五日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	12,000,000港元 (貴集團應佔50%權益為：6,000,000港元)

附註： 該物業之註冊業主為 貴集團持有50%應佔權益之Concord Property Development Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
54.	新界 西貢 清水灣 栢濤徑 88號 柏濤灣 若干個住宅 單位、洋房及 66個車位 丈量約份225地段 849號之部份	該物業包括於一九九九年落成之20個住宅單位，47個洋房單位及66個車位之住宅發展項目。 該物業之總建築面積概約如下： 概約之建築面積（平方米／平方呎） 位宅單位 4,865.11／52,368 洋房 15,795.80／170,026 花園 6,469.90／69,642 平台 3,160.35／34,018 天台 707.36／7,614 車房 1,437.20／15,470 該物業之官批年期由一九九四年七月一日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業現正空置。	1,520,000,000港元

附註：

(1) 該物業包括如下：

(a)

住宅大廈座數	層數	單位
1	第一、二、三、五、六層，花園及天台	A,B,C及D

(b) 位於地庫，號數P001至P066之停車位

(c) 洋房單位由90、92、96、100、102、106、108、110、112、116、118、120至123、125至132、135至137、139、150、151、156、157、160至163、165至167、170、172、176、178、180至183及188號

(2) 該物業之註冊業主為 貴集團全資擁有之Biro Investment Ltd.。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
	總建築面積約為31,873.47平方米(343,086平方呎) 該物業之官批年期由一九九六年一月二十四日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。		

附註： 該物業之註冊業主為　貴集團持有60.91%應佔權益之Randash Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
53.	香港 北角 英皇道665號 北角海逸酒店 內地段8885號	北角海逸酒店為一個建於兩層高地庫上之32層高酒店／商業發展項目。第一層地庫設計為容納酒店辦公室、酒店後勤設施、職員餐廳、自助洗衣房、健身室及停車位。第二層地庫設計為包括酒店辦公室、酒店後勤設施及職員更衣室。一樓包括酒店／服務住宅入口大堂、食物外賣部、停車位及卸貨區。二樓設計包括辦公室總部、咖啡室及酒廊。三樓設計為高級餐廳及游泳池更衣室。四樓提供游泳池、按摩浴池及電錶房。 5至33樓(不設4、13、14及24樓)提供酒店客房、服務住宅及開放式住宅。 此外，該物業還有兩層設計為容納電錶房及大廈管理中心之機電層及大廈天台。 該物業包括共186間酒店客房，380間服務式套房及6個酒店停車位。	該物業會以北角海逸酒店之名義作為酒店及服務式住宅。	1,443,300,000港元 (貴集團應佔60.91%權益為：879,114,030港元)

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
	有關物業包括酒店大樓及服務式住宅大樓(不包括購物中心之店鋪及電影院設施、停車位及起卸區)包括561間酒店客房，541間服務式套房及10個酒店停車位。 酒店／服務式住宅大廈之總建築面積約為61,532平方米(662,330平方呎) 該物業之官批年期由一八九八年七月一日為期九十九年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。		

附註： 該物業的註冊業主為　貴集團持有98.47%應佔權益之天水圍發展有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
52.	新界 元朗 天水圍 天恩路12及18號 嘉湖海逸酒店 天水圍市地段4號之部份	該發展包括兩期於一九九八及一九九九年落成之物業。 一期為一個建於兩層高地庫上之24層高酒店／商業發展項目。第二層地庫設計包括酒店辦公室、酒店後勤設施、更衣室及停車位。第一層地庫設計為酒店辦公室、酒店後勤設施及停車位。地下至二樓包括酒店入口大堂、辦公室總部、酒廊、餐廳酒樓、咖啡店、各式零售店鋪及4間迷你電影院。第三層設計包括戶外網球場、戶外兒童遊樂場等等。第五至二十七層(該大廈並無第四、十三、十四及二十四層)提供酒店客房及附屬設施。 第二期提供與第一期相似之設施，惟包括一額外的客房層、職員餐廳及健身室。此外，第三層亦提供室外泳池及兒童泳池。	該物業會以嘉湖海逸酒店之名作為酒店及服務式住宅。	2,148,800,000港元 (貴集團應佔權益為98.47% 2,115,923,360港元)

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
51.	香港鴨脷洲海怡半島二個住宅單位、四間幼稚園及244個停車位 鴨脷洲內地段121號餘段之部份	該物業位於一個住宅發展內之2個住宅單位，4間幼稚園及244個停車位。 該物業的概約之建築面積（不包括停車位面積）如下： 概約面積 平方米 平方呎 幼稚園 3,868.54 41,641 （實用面積） 住宅單位 170.48 1,835 （建築面積） 該物業之官批年期，由一九八八年一月二十八日至二零四零年三月三十一日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	該物業其中一個住宅單位現正空置。其他單位已按多項租約出租，最遲於二零零二年三月屆滿，每月租金收入總額約576,980港元。 停車位按月或按小時租出。泊車位於二零零零年三月之收入為338,343港元。	190,000,000港元 （貴集團應佔權益為30%：57,000,000港元）

附註： 該物業的註冊業主為 貴集團持有30%應佔權益Secan Limited。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
	有關物業包括第一期及第二期的所有零售及電影院設施及包括地下至第二層之零售樓面，及共608個私家停車位及此兩層地庫第一及二層的47個上落貨車位。 物業之零售及電影院設施之總建築面積為約44,867.61平方米(482,955平方呎)，並不包括停車位、載貨及卸貨車位。 該物業之官批年期，由一八九八年七月一日至二零四七年六月三十日，為期99年。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。		

附註： 該物業之註冊業主為 貴集團持有98.47%應佔權益之天水圍發展有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
50.	新界 元朗 天水圍天城路15號嘉湖銀座第一、二期商場、608個私家車車位及47個上落貨車位 天水圍市地段4號部份	嘉湖銀座包括一、二期，於一九九八年及一九九九年落成。 一期為一個建於兩層高地庫上之24層高酒店／商業發展項目。第二層地庫設計為容納酒店辦公室、酒店後勤設施、更衣室及停車位。第一層地庫設計為酒店辦公室、酒店後勤設施及停車位。地下至二樓包括酒店入口大堂、辦公室總部、酒廊、餐廳酒樓、咖啡店、各式零售店鋪及4間迷你電影院。第三層設計包括戶外網球場、戶外兒童遊樂場等等。第五至第二十七層(該大廈並無第四、十三、十四及二十四層)提供酒店客房及附屬設施。 第二期提供與第一期相似之設施，惟包括一額外的客房層、職員餐廳及健身室。此外，第三層亦提供室外泳池及兒童泳池。	總建築面積約為39,324.79平方米(423,292平方呎)已按多項租約出租，最遲於二零零九年五月屆滿，每月租金收入總額約6,660,594港元。該物業之餘下部份現正空置。 停車位按月或按小時租出。泊車位於二零零零年三月之收入為564,996港元。	1,330,000,000港元 (貴集團應佔權益為98.47%：1,309,651,000港元)

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
49.	九龍 觀塘 創業街創富中心部份 (包括91個私家車車位、13個貨車車位及1個貨櫃車車位) 觀塘內地段729號	該物業包括於一九九八年落成26層工業／商業建築物位於地下、2樓、3樓及5樓之91個私家車停車位、13個貨車停車位及1個貨櫃車停車位連地下、6樓至16樓、部份17樓、18至19樓、部份20樓及23樓、25至27樓及部份28樓及29樓。 該物業之總建築面積(並不包括停車場)約為16,789.67平方米(180,724平方呎)。 該物業之官批年期由一九九四年八月六日起至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	總建築面積約為16,675.77平方米(179,498平方呎)現正根據多份租約租出，最後之租約屆滿期為二零零五年十二月，月租總額為1,422,889港元。該物業餘下部份現正空置。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為250,089港元。	285,500,000港元

附註：

(1) 該物業之註冊業主為　貴集團全資擁有之Prodes Company Limited。

(2) 根據一項買賣合約該物業已售予　貴集團全資擁有之Winrise Champion Limited(前稱Winrise Limited)。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
48.	新界 沙田 火炭樂景街2-18號 銀禧花園 商業大樓、 第七層全層、 第三層幼兒所 及診所、 第一層街市檔位 1-40號及91個車位 沙田市地段 87號部份	該物業包括於一九八六年落成住宅屋村綜合建築物之7層商業中心91個私家車停車位、第1層40個街市檔位、第3層之托兒所及診所及第7層全層。 該物業之總面積(並不包括停車場)約為： 總建築面積約為 平方米 平方呎 第1層1至40號街市檔位 332.31 3,577 (實用面積) 第3層之托兒所及診所 449.28 4,836 (建築面積) 第7層全層 2,306.11 24,823 (建築面積) 該物業之官批年期由一八九八年七月一日起，為期99年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	停車位按月或按小時出租。停車位於二零零零年三月之收入總額為247,394港元。 第1層總實用面積約為272.02平方米(2,928平方呎)及第3層及第7層總建築面積約為2,533.35平方米(27,269平方呎)現正根據多份租約租出，最後之租約屆滿期為二零零三年四月，月租總額為348,332港元。該物業餘下部份現正空置。	70,000,000港元 (貴集團應佔權益為68.5%：47,950,000港元)

附註： 該物業之註冊業主為　貴集團持有68.5%應佔權益之Yee Pang Realty Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
47.	新界 荃灣 荃華街16號 東亞花園3樓平台、2樓、1樓及地面部份、外牆部份及地庫67個車位 荃灣市地段247號之8400份之4121份	該物業包括位於一名叫Smartland之5層(包括地庫)商業平台連兩座住宅大廈之地庫67個私家車停車位、部份地下及1樓購物廊、2樓全層、3樓平台及部份外牆。 該物業於一九八一年落成，總建築面積(並不包括天台及外牆)約為： 層數 / 總建築面積約為 平方米 / 平方呎 地下 3,648.83 39,276 1樓 3,251.67 35,001 2樓 4,577.02 49,267 11,477.52 123,544 該物業之官批年期由一八九八年七月一日起，為期99年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時的應課差餉租值的3%。	總建築面積約為11,267.74平方米(121,286平方呎)現正根據多份租約租出，最後之租約屆滿期為二零零二年七月，月租總額為1,687,917港元。該物業餘下部份現正空置。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為272,484港元。	247,400,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Quick Switch Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
46.	新界 沙田 西沙路608號 海栢花園 馬鞍山廣場 第二、三層商業發展及 地庫公共停車場 1-290號車位 沙田市地段382號 94970份 之41899份	該物業包括位於馬鞍山廣場之4層商業平台連六座住宅大廈之第二層及第三層購物廊連地庫290個私家車停車位。 該物業於一九九四年落成，總建築面積約為28,801.93平方米(310,024平方呎)，不包括停車位。 該物業之官批年期由一九九一年十二月六日起至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	總建築面積約為26,968.04平方米(290,284平方呎)現正根據多份租約租出，最後之租約屆滿期為二零零五年三月，月租總額為5,294,380港元。該物業餘下部份現正空置。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為407,290港元。	769,000,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Poko Shine Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
45.	九龍 紅磡 鶴翔街1號維港中心 第一座一樓7號工場單位 新九龍內地段113號F及H段13205份之227份	該物業包括於一九八九年落成15層高(包括地庫及地下)工業建築物之一樓一個工場單位。該物業之總建築面積約為1,672.80平方米(18,006平方呎)。 該物業之官批年期由一九七二年九月十五日起計75年。該地段現應付地租每年40,866港元。	該物業現正根據兩份租約租出，最後之租約屆滿期為二零零一年二月，月租總額為105,950港元。	12,500,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Pako Wise Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
44.	九龍 藍田 茶果嶺道93號 麗港城第三期城中城 新九龍內地段6100號11965份之225份	該物業包括位於一混合發展項目第三期連七座住宅大廈之兩層高購物廊。該發展項目於一九九二年落成。 該物業之總建築面積約為：	總建築面積約為2,394.46平方米(25,774平方呎)現正根據多份租約租出，最後之租約屆滿期為二零零三年五月，月租總額約為746,148港元。該物業餘下部份現正空置。	104,000,000港元

層數	總建築面積約為平方米	總建築面積約為平方呎
地下	2,268.77	24,421
地下高層	433.11	4,662
	2,701.88	29,083

該物業之官批年期至二零四七年六月三十日到期。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。

附註： 該物業之註冊業主為　貴集團全資擁有之Jingcofield Limited。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
	該物業之官批年期由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。		

附註：該物業之註冊業主為 貴集團全資擁有之Glass Bead Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
43.	九龍 藍田 茶果嶺道99號 麗港城第三期地面之幼稚園 新九龍內地段6100號11965份之110份	該物業包括位於一混合發展項目商業／遊憩／停車平台連七座住宅大廈地下之一所幼稚園。該發展項目於一九九二年落成。該物業之總建築面積約為1,292.92平方米（13,917平方呎）。 該物業之官批年期至二零四七年六月三十日到期。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據一份租約租出，租約之屆滿期為二零零一年六月，月租為230,000港元。	20,000,000港元

附註：該物業之註冊業主為 貴集團全資擁有之Jingcofield Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
42.	九龍 油塘東源街8號 位於油塘海旁地段69號	該物業包括建於一註冊地盤面積約為2,107.95平方米(22,690平方呎)之海旁土地上之5層貨倉建築物。建築物於一九七七年落成。地下部份為一混凝土配料公司佔用。地下前面部份用作起卸區，而向海及後面部份露天地方用作混凝土配料的面積約為1,320.88平方米(14,218平方呎)。 該物業之總建築面積(並不包括面積約為1,158.40平方米(12,469平方呎)之天台)：	地下部份現正租出用作混凝土配料，租約屆滿期為二零零一年四月，月租為580,000港元。總建築面積約為425.49平方米(4,580平方呎)現正根據一份租約租出，租約屆滿期為二零零一年四月，月租為35,037港元。該物業餘下部份現正空置。	55,000,000港元

	總建築面積約為	
	平方米	平方呎
地下部份(用作混凝土配料)	1,320.88	14,218
其餘	5,848.57	62,954

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
41.	九龍 觀塘成業街6號摩登倉 觀塘內地段62號	該物業包括3層停車平台連上蓋24層工業／寫字樓建築物。建築物於一九九六年落成。 註冊樓面平面圖指定該物業包括60個私家車停車位。但獲知該停車場已被細分為101個私家車停車位。 該物業之總建築面積約為22,296.54平方米(240,000平方呎)，不包括停車位。 該物業之官批年期由一九五五年七月一日起為期21年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	總建築面積約為19,743.78平方米(212,522平方呎)現正根據多份租約租出，最遲於二零零三年三月屆滿，月租總額為2,094,691港元。該物業餘下部份現正空置。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為278,642港元。	377,000,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Bandick Limited及　貴公司之多間附屬公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
40.	香港 北角屈臣道空地 海旁地段293號餘段之部份及擴建部份	該物業包括位於北角屈臣道海旁之一露天土地。該物業包括一面積約為795.52平方米(8,563平方呎)之地盤。 該物業之官批年期由一九零六年十一月五日起為期75年，可續期75年。海旁地段293號現應付地租每年為289,934港元。	該物業現正根據一許可證租出，許可證之屆滿期為二零零零年十二月，月租為109,100港元。	8,800,000港元

附註：

(1) 該物業之註冊業主為China Cement Company (Hong Kong) Limited。

(2) 根據一項買賣合約該物業已售予　貴集團全資擁有之Pako Wise Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
38.	香港 北角 英皇道278至288號 北角中心3樓、4樓及5樓之121個車位 內地段8267號3708份之121份	該物業包括於一九七四年落成之28層綜合用途樓宇第三、四及五層之121個私家車停車位。 該物業之官批年期由一九七二年四月二十五日起為期75年，可續期75年。該地段現應付地租每年為1,168港元。	該物業現正根據一份租約租出，租約之屆滿期為二零零零年三月，月租為350,000港元。	36,000,000港元

附註：該物業之註冊業主為　貴集團全資擁有之Tremendous Wealth Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
39.	香港 北角 海景大廈隔鄰填海地 97個車位 海旁地段293號餘段之部份及擴建部份	該物業包括位於北角屈臣道西北端一露天土地之64個私家車停車位、20個貨車停車位及13個旅遊車停車位。 該物業之官批年期由一九零六年十一月五日起為期75年，可續期75年。海旁地段293號現應付地租每年為289,934港元。	該物業現正根據一許可證租出，許可證之屆滿期為二零零零年八月，月租為250,000港元。	29,000,000港元

附註：

(1) 該物業之註冊業主為China Cement Company (Hong Kong) Limited。

(2) 根據一項買賣合約該物業已售予　貴集團全資擁有之Pako Wise Limited。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
	該物業現應付地租每年為相當於該物業當時應課差餉租值3%。		

附註：

(1) 該物業地下高層、入口大堂樓層、6樓、42樓及天台之展覽位註冊業主為 貴集團全資擁有之The Center (Display Spaces) Limited，另該物業其餘部份之註冊業主為土地發展公司。

(2) 該物業根據多項買賣合約已售予 貴公司之多間附屬公司。

(3) 中環中心79樓受以Timeless Software Limited為受益人及代價為178,375,500港元之轉售及轉購協議所限制。吾等之估值已顧及此作價。

(4) 該建築物沒有2樓至5樓、13樓、14樓、24樓、34樓、44樓、54樓、64樓及74樓另7樓、8樓、40樓、41樓、70樓及71樓為電機房。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
37.	香港中環皇后大道中99號中環中心部份單位(包括402個車位) 內地段8827號之部份	該物業包括於一九九八年六月落成之73層高商業／辦公室建築物(包括三層地庫)之402個位於地庫第一至第三層之私家車停車位、1樓全層(入口大堂樓層)、19樓至59樓、61樓至72樓及75樓至79樓連地下高層、入口大堂樓層、6樓、42樓及天台之展覽位。 該物業之總建築面積(並不包括停車位及展覽位)約為：	總建築面積約為100,909.42平方米(1,086,189平方呎)現正根據多份租約租出，最遲於二零零七年六月屆滿，月租總額為32,724,650港元。該物業餘下部份現正空置。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為2,215,986港元。	8,744,000,000港元

層數	用途	樓面面積約為	
		平方米	平方呎
一樓	商舖	1,269.97	13,670
19樓至59樓、61樓至72樓及75樓至79樓(並不包括40樓、41樓、70樓及71樓之電機房及42樓)	辦公室	110,790.69	1,192,551
42樓	食肆／辦公室	1,774.34	19,099
		113,835.00	1,225,320

該物業之官批年期由一九九五年十一月二十四日起至二零四七年六月三十日。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
36.	香港 香港仔 石排灣道55號 滙賢大廈9至12樓及15樓 香港仔內地段202、203及204號7000份之1255份	該物業包括於一九九六年落成之27層高商業建築物五層35個辦公室單位。 該物業之總建築面積約為1,162.21平方米(12,510平方呎)。 該物業之官批年期由一八八八年十二月十三日起為期999年。香港仔內地段202、203及204號現應付地租每年總數為14港元。	該物業現正根據兩份租約租出，最遲於二零零一年十二月屆滿，月租總額為146,000港元。	19,000,000港元

附註：

(1) 該物業之註冊業主為Springrun Limited。

(2) 該物業受以 貴集團全資擁有之Pine Fragrance Limited為受益人之一項買賣協議所限制。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
35.	香港 中環 干諾道中168至200號 信德中心5樓1至12、53至59、及65至78號車位(以及相連空地(如有)) 內地段8517號33888份之132份	該物業包括約於一九八六年落成之6層商場／車場平台連上蓋兩幢辦公室大廈之商業綜合建築物信德中心第五層33個私家車停車位。雖然註冊樓面平面圖指定該物業包括33個私家車停車位，但根據實地視察所見，該停車場已被細分為50多個私家車停車位。 該物業之官批年期由一九八零年十二月三十一日起計為期75年，可再續期75年。該地段現應付地租每年1,000港元。	停車位按月或按小時出租。停車位於二零零零年三月之收入總額為789,849港元。	55,000,000港元 (貴集團應佔54.05%權益：29,727,500港元)

附註：

(1) 該物業之註冊業主為信德中心有限公司。

(2) 該物業受以 貴集團持有54.05%應佔權益之Granlai Company Limited為受益人之一項買賣協議及一項補充協議所限制。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
34.	香港北角英皇道663號加怡保險千禧廣場 內地段8885號	該物業包括於一九九九年落成之30層高商業建築物(包括兩層地庫)。 此外，該物業包括43個位於建築物第一及第二層地庫之停車位。 該物業之總建築面積約為20,248.51平方米(217,955平方呎)，不包括停車位。 該物業之官批年期由一九九六年一月二十四日至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據多份租約租出，最遲於二零零六年六月屆滿，月租總額為2,534,275港元。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為114,560港元。	690,000,000港元 (貴集團應佔60.92%權益為：420,348,000港元)

附註：該物業之註冊業主為 貴集團持有60.92%應佔權益之Randash Investment Limited及Conestoga Limited分權共有。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
33.	香港中環金鐘道95號統一中心商場一樓1001號至1014號及1019號至1043號商鋪 內地段8469號74554份之4070份	該物業包括37層高商業大廈之39個商鋪單位。該大廈地下至六樓為商業用途。七樓為停車場用途，其餘上層樓數為辦公室用途，20樓及36樓則用作垃圾站、空調機房、吊船工作台、泵房、消防花灑儲水池等等。該大廈於一九八一年落成。 該物業之總建築面積約為3,508.73平方米(37,768平方呎)。 該物業之官批年期由一九七八年八月四日起計75年，可續期75年。該物業現應付地租每年1,000港元。	該物業現正根據一份租約租出，租約之屆滿期為二零零二年四月，月租為1,361,368港元。	192,000,000港元

*附註：*該物業之註冊業主為 貴集團全資擁有之Pofield Investments Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
32.	香港跑馬地桂成里12-20號誠和閣第一層1至33號車位、第二層34至67號車位、第三層68至101號車位、第四層102至136號車位及第五層137至200號車位 內地段8601號20098份之1800份	該物業包括於一九八九年落成之住宅發展項目誠和閣第一至第五層之200個公共私家車停車位。該項目包括坐落於6層平台(連五層停車場加位於地下之多個社區中心)之上之兩座住宅大廈(一座20層高及一座17層高)。部份位於五樓之該物業為露天停車位。 該物業之官批年期由一九八五年四月二十六日起計75年,可續期75年。該物業現應付地租每年1,000港元。	車位現正按月或按小時租出,二零零零年三月之月租總收入為248,063港元。	46,000,000港元

*附註:*該物業之註冊業主為　貴集團全資擁有之Haynes Estates Limited。

物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
	其他商舖及停車場 該物業包括分佈在不同住宅大廈地下之多個商舖及商業單位，總建築面積約為3,371.05平方米(36,286平方呎)。此外，該物業包括位於第34座至第36座公用平台之一個私家車停車位。 該物業分不同階段於一九八一年至一九八八年間落成。 該物業之總建築面積約為38,505.11平方米(414,469平方呎)，不包括停車位。 該物業之官批年期由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。		

附註： 住宅單位之註冊業主為 貴集團持有25%應佔權益之Paramatta Investment Limited及Maxon Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
31.	新界沙田沙田第一城銀城商業中心及第一城中心多個商鋪及寫字樓單位、濕街市、多間幼稚園、住宅座地面多個商鋪及非住宅單位、銀城商業中心314個車位、第一城中心671個車位及第34至36座1樓1個車位 沙田市地段1號A段之餘段、B、C及L段之部份	**銀城商業中心** 該物業包括一個商業／停車綜合建築物之所有商鋪及商業單位，總建築面積約為14,328.50平方米(154,232平方呎)及314個私家車停車位。 **沙田第一城中心** 該物業包括一個商業綜合建築物之所有商鋪單位、櫃台、一間戲院及一間食肆，總建築面積約為18,247.77平方米(196,419平方呎)及671個私家車停車位。 **濕街市** 該物業包括一個位於第34座至第36座一個街市之所有檔位，總建築面積約為2,557.79平方米(27,532平方呎)。	該物業現正根據多份租約租出，於二零零零年一月至三月之月租總額為128,260,000港元。	2,565,000,000港元 (貴集團應佔權益為25%：641,250,000港元)

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
30.	新界屯門屯利街1號華都花園第三層全層、第二層20-55、60-83、83A及84-91號車位、第一層9、10、97及98號車位、及第一、二層單車車位 屯門市地段194號之部份	該物業包括於一九八二年落成之住宅綜合建築物之商業／停車／花園平台第3層所有商鋪單位、第1層及第2層73個私家車停車位及單車停車位。 該物業之總建築面積約為7,510.41平方米(80,842平方呎)，不包括私家車停車位及單車停車位。 該物業之官批年期由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據多份租約租出，二零零零年一月至三月之月租總額為5,380,000港元。 停車位按月或按小時出租。停車位於二零零零年一月至三月之收入總額為310,000港元。	210,000,000港元 (貴集團應佔權益為25%：52,500,000港元)

附註：該物業之註冊業主為　貴集團持有25%應佔權益之Waldorf Realty Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
28.	香港 大坑大坑徑25號 龍華花園地庫第五層 2至5、7至11、14及17至20號車位 內地段5710號餘段5379份之14份及其伸延部份	該物業包括於一九八六年落成之住宅發展項目之14個私家車停車位。 該物業之官批年期，由一九三九年十一月十三日起計75年，可續約75年。內地段5710號現應付地租每年1,000港元。	9個停車位現正根據多份租約租出，最後之租約屆滿期為二零零零年八月，月租總額為18,900港元。該物業餘下部份現正空置。	4,200,000港元

*附註：*該物業之註冊業主為　貴集團全資擁有之Grayhill Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
29.	九龍 藍田 麗港城第三期 4個車位 新九龍內地段6055號之部份	該物業包括於一九九四年落成之住宅綜合建築物發展項目之4個私家車停車位。 該物業之官批年期，由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	停車位按月或按小時出租。停車位於二零零零年一月之收入總額為14,000港元。	1,600,000港元

*附註：*該物業之註冊業主為　貴集團全資擁有之Kin On Development Company Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
27.	香港 筲箕灣 南康街18號 康華大廈地下 P8至P12及P20至 P23號車位 筲箕灣內地段797 號之部份	該物業包括於一九八五年落成之綜合發展項目之9個私家車停車位。 該物業之官批年期由一九二三年十二月一日起75年，可續期75年。該物業現應付地租每年5,866港元。	停車位按月或按小時出租。於二零零零年三月之收入總額為23,534港元。	2,500,000港元

附註： 該物業之註冊業主為Dah Chung Industrial Company Limited。 貴集團透過與業主以合作方式，擁有該物業100%權益。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
26.	九龍 尖沙咀 科學館道1號 康宏廣場地庫上層P2至P12、P14至P17、P21、P23、P26、P30及P40至P44車位及地庫下層P1、P2、P5、P6、P8、P9、P12至P14及P18至P26車位 九龍內地段10999號之部份	該物業包括於一九九四年落成之商業發展項目之42個私家車停車位。 該物業之官批年期由一九九二年一月十五日起至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	該物業按月或按小時出租。於二零零零年三月之收入總額為110,000港元。	27,300,000港元 (貴集團應佔50%權益為：13,650,000港元)

附註： 該物業之註冊業主為　貴集團持有50%應佔權益之Terrific Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
25.	九龍藍田麗港城麗港街10及12號A地段幼稚園及334個車位 新九龍內地段6055號之部份	該物業包括於一九九四年落成之住宅綜合建築物發展項目之一所幼稚園及334個私家車停車位。 該物業之總建築面積約為1,379.97平方米(14,854平方呎)，不包括私家車停車位。 該物業之官批年期由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據一份租約租出，租約之屆滿期為二零零一年三月，月租為213,900港元。 停車位按月或按小時出租。停車位於二零零零年一月之收入總額為448,763港元。	155,800,000港元 (貴集團應佔50%權益為：77,900,000港元)

附註： 該物業之註冊業主為　貴集團持有50%應佔權益之Ranon Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
24.	新界 沙田 馬鞍山恒明街2號 聽濤雅苑第一期 幼稚園 沙田市338號地段 181797份之693份	該物業包括於一九九八年落成之住宅綜合建築物發展項目之一所幼稚園。 該物業之總建築面積約為692.49平方米(7,454平方呎)。 該物業之官批年期由一九九三年三月二十五日起至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據一份租約租出，租約於二零零二年七月屆滿，月租為250,000港元。	11,100,000港元 (貴集團應佔50%權益為：5,550,000港元)

附註： 該物業之註冊業主為 貴集團持有50%應佔權益之Concord Property Development Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
23.	香港跑馬地樂活道20號樂活台39樓A室 內地段8812號之部份	該物業包括於一九九五年落成之住宅發展項目一個位於39樓之住宅單位。 該物業之總建築面積約為291.16平方米(3,134平方呎)。 該物業之官批年期由一九九一年七月十九日起至二零四七年六月三十日。該物業須付地租每年為22,680港幣。	該物業現正根據一份租約租出，租約於二零零二年三月屆滿，月租為72,920港元。	26,600,000港元

附註：該物業之註冊業主為　貴集團全資擁有之Wingchem International Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
22.	香港跑馬地樂活道20號樂活台39樓B室 內地段8812號之部份	該物業包括於一九九五年落成之住宅發展項目一個位於39樓之住宅單位。 該物業之總建築面積約為291.16平方米(3,134平方呎)。 該物業之官批年期由一九九一年七月十九日起至二零四七年六月三十日。該物業須付地租每年為22,680港元。	該物業現正根據一份租約租出，租約於二零零二年三月屆滿，月租為72,920港元。	26,600,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Hillwin Investment Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
21.	新界沙田火炭樂景街2-18號銀禧花園商場平台(不包括第一層街市樓1-40號檔攤、第三層327及328號及第七層全層) 沙田市地段87號之部份	該物業包括於一九八六年落成之住宅綜合建築物發展項目之大部份商業平台。 該物業之總建築面積約為12,762.91平方米(137,380平方呎)。 該物業之官批年期由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	總建築面積約為9,806.76平方米(105,560平方呎)現正根據多份租約租出，最遲於二零零四年七月屆滿，每月租金總額為990,942港元。該物業餘下部份現正空置。	171,600,000港元 (貴集團應佔68.5%權益為：117,546,000港元)

附註： 該物業之註冊業主為　貴集團持有68.5%應佔權益之Yee Pang Realty Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
20.	新界 元朗 天水圍天龍路2號 嘉湖山莊景湖居 幼稚園物業及 地庫1-12號車位 天水圍市地段7號 餘段之部份	該物業包括於一九九四年落成之住宅綜合建築物發展項目之一個幼稚園物業及12個私家停車位。 該物業之總建築面積約為3,813.55平方米(41,049平方呎)，不包括所有停車位及上落客貨區。 該物業之官批年期由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據一份租約租出，租約於二零零二年八月屆滿，月租為265,000港元。 停車位按月或按小時出租。停車位於二零零零年二月之收入總額為31,904港元。	56,900,000港元 (貴集團應佔98.47%權益為：56,029,430港元)

附註：該物業之註冊業主為　貴集團持有98.47%應佔權益之天水圍發展有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
19.	新界 元朗 天水圍天龍路9號 嘉湖山莊美湖居 幼稚園A及B及 143個車位 天水圍市地段6號 之部份	該物業包括於一九九七年落成之住宅綜合建築物發展項目之2所幼稚園及143個私家車停車位。 該物業之總建築面積約為3,805.83平方米(40,966平方呎)，不包括私家車停車位。 該物業之官批年期，由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據兩份租約租出，兩份租約於二零零二年八月屆滿，每月租金總額為200,000港元。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為188,996港元。	96,100,000港元 (貴集團應佔98.47%權益為：94,629,670港元)

附註： 該物業之註冊業主為 貴集團持有98.47%應佔權益之天水圍發展有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
18.	新界 元朗 天水圍天瑞路8號 嘉湖山莊翠湖居 幼稚園及 地下7個露天商業 車位 天水圍 市地段3號 餘段之部份	該物業包括於一九九三年落成之住宅發展項目之一所幼稚園及7個露天停車位。 該物業之總建築面積約為1,060.11平方米(11,411平方呎)，不包括私家車停車位。 該物業之官批年期由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據一份租約租出，租約於二零零一年五月屆滿，月租為145,000港元。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為9,800港元。	16,900,000港元 (貴集團應佔98.47%權益為：16,641,430港元)

附註： 該物業之註冊業主為 貴集團持有98.47%應佔權益之天水圍發展有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
17.	新界 元朗 天水圍 天湖路3號 嘉湖山莊賞湖居幼稚園物業及5個幼稚園車位(編號K1至K5)及2個幼稚園專用上落客貨位及低層地下私家車位P113、P119及P120號 天水圍市地段2號餘段之部份	該物業包括於一九九三年落成之住宅綜合建築物發展項目之一個幼稚園物業、5個停車位及2個上落客區及3個額外停車位。 該物業之總建築面積約為1,841.79平方米(19,825平方呎)連天台面積654.59平方米(7,046平方呎)，不包括停車位及上落客區。 該物業之官批年期由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據一份租約租出，租約於二零零一年八月屆滿，每月租金總額為268,000港元。	27,500,000港元 (貴集團應佔98.47%權益為：27,079,250港元)

附註： 該物業之註冊業主為　貴集團持有98.47%應佔權益之天水圍發展有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
16.	新界 元朗 天水圍 嘉湖山莊 樂湖居地下之部份、平台 及143個車位 天水圍市地段1號餘段之部份	該物業包括於一九九二年落成之住宅綜合建築物之部份購物中心及143個車位。 該物業之總建築面積約為650.97平方米(7,007平方呎)，不包括停車位。 該物業之官批年期由一八九八年七月一日起，為期99年，且法定續期至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據一份租約租出，租約於二零零一年六月屆滿，月租為325,000港元。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為263,459港元。	67,500,000港元 (貴集團應佔98.47%權益為：66,467,250港元)

附註： 該物業之註冊業主為 貴集團持有98.47%應佔權益之天水圍發展有限公司。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
15.	新界青衣青怡花園部份商場及34個私家車車位 青衣市地段101號部份	該物業包括於一九八六年落成之住宅發展項目之部份購物商場及34個私家車停車位。 該物業之總建築面積約為7,324.04平方米(78,836平方呎)，並不包括停車位。 該物業之官批年期由一八九八年七月一日起，為期99年，且法定續期至二零四七年六月三十日。該物業須付地租每年為相當於該物業當時應課差餉租值3%。	總建築面積約為6,628.86平方米(71,353平方呎)現正根據多份租約租出，最遲於二零零三年一月屆滿，每月租金收入總額為1,484,305港元。該物業餘下部份現正空置。 停車位按月或按小時出租。停車位於二零零零年二月之收入總額為62,845.4港元。	205,500,000港元 (貴集團應佔70%權益為：143,850,000港元)

附註： 該物業之註冊業主為　貴集團持有70%應佔權益之Tsing-Yi Realty, Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
14.	九龍 長沙灣 長沙灣道 760-762號 地下L41、 L42、L43、 L44、L52、 L53、L54及L55 號車位及 青山道481號 4樓L1號、 L2號車位、4樓 P14號車位 新九龍內地段 3516號C段及部 份餘段	該物業包括於一九八九年落成之兩個工業發展項目10個貨車停車位及1個私家車停車位。 該物業之官批年期由一八九八年七月一日起計為期75年，已續期24年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據多份租約租出，最遲於二零零一年一月屆滿，月租45,887港元。	5,500,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Thorogood Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
13.	新界荃灣 橫龍街48－56號 宏龍工業大廈 地下L1、L2號貨車停車位 荃灣市地段125號 17671份之36份	該物業包括於一九八九年落成之工業發展項目2個貨車停車位。 該物業之官批年期由一八九八年七月一日起計為期99年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據一份租約租出，租約屆滿期為二零零零年十二月，月租6,200港元。	700,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Thorogood Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
12.	香港半山區羅便臣道8號樂信臺第一座26樓A室、21樓及28樓B室第2座21樓B室、第3座23樓D室、上及下層地下97個停車位 內地段59號D段之部份第一分段及內地段579號之A段B段及餘段	該物業包括於一九八九年落成之住宅發展項目5個住宅單位及97個私家車停車位。 該物業之總建築面積約為464.51平方米(5,000平方呎)，不包括停車位。 內地段59號及內地段579號之官批年期分別為由一八四五年十二月十二日及一八五八年三月八日起，為期999年。59號內地段及579號內地段現應付地租每年分別為180港元及9英鎊7先令正。	總建築面積約為201.97平方米(2,174平方呎)現正根據多份租約租出，最遲於二零零二年一月屆滿，月租總額為56,000港元。該物業餘下部份現正空置。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為637,401港元。	73,500,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Thorogood Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
10.	香港 柴灣 康民街2號 康民工業中心 天台2、3及4號 柴灣內地段125號8370份之3份	該物業包括於一九八六年落成之工業發展項目3個天台面積。 天台之總面積約為78.32平方米（843平方呎）。 該物業之官批年期由一九八四年四月十八日起為期75年，可續期75年。柴灣內地段125號現應付地租每年為1,000港元。	該物業現正根據多份租約租出，最遲於二零零一年七月屆滿，月租總額為25,000港元。該物業餘下部份現正空置。	400,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Sprado Company Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
11.	九龍 紅磡 馬頭圍道37-39號 紅磡商業中心 地庫101A單位 九龍海旁地段40號O段餘段12841份之1份	該物業包括於一九八三年落成之商業發展項目一個商舖單位。 該物業之建築面積約為9.20平方米（99平方呎）。 該物業之官批年期由一八九七年九月十五日起為期75年。九龍海旁地段40號餘段須付地租每年為185,292港元。	該物業現正根據一份租約租出，租約屆滿期為二零零零年六月，月租600港元。	100,000港元

附註： 該物業之註冊業主為　貴集團全資擁有之Thorogood Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
8.	九龍紅磡鶴翔街1號維港中心第1座多個工廠單位、7個私家車車位及2個貨車車位 九龍海旁地段113號F及H段之部份	該物業包括於一九八九年落成之工業發展項目中多個工場單位、7個私家停車位及2個貨車停車位。 該物業之總建築面積約為3,200.39平方米(34,449平方呎)，不包括停車位。 該物業之官批年期由一九七二年九月十五日起為期75年。九龍海旁地段113號餘段須付地租每年為18,426港元。	總建築面積約為2,219.90平方米(23,895平方呎)現正根據多份租約租出，最遲於二零零三年一月屆滿，月租總額為140,208港元。該物業餘下部份現正空置。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為31,485港元。	30,300,000港元

附註：

(1) 該物業之註冊業主為青洲英坭(集團)有限公司。

(2) 根據一項買賣合約，該物業已售予 貴集團全資擁有之Maranta Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
9.	香港香港仔石排灣道55號匯賢大廈16樓1至、5至8號單位 香港仔內地段202, 203及204號7000份之251份	該物業包括於一九九六年落成之商業發展項目16樓全層。 該物業之總建築面積約為232.44平方米(2,502平方呎)。 該物業之官批年期由一八八八年十二月十三日起為期999年。香港仔內地段202、203及204號現應付總地租每年為14港元。	總建築面積約為199.09平方米(2,143平方呎)現正根據多份租約租出，最遲於二零零二年一月屆滿，月租總額為28,700港元。該物業餘下部份現正空置。	3,900,000港元

附註：

(1) 該物業之註冊業主為Springrun Limited。

(2) 根據一項買賣合約，該物業已售予 貴集團全資擁有之Maranta Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
6.	新界葵涌 大連排道21-33號 宏達工業中心 4樓工廠單位 14號、天台第1、 2號空地、1樓P58 號車位、2樓P56 號及L41號車位 丈量約份445號地段696號餘段之部份	該物業包括於一九八八年落成之工業發展項目中一個工業單位、2個天台空地、一個貨車停車位及2個私家車停車位。 該物業之總建築面積約為1,541.25平方米(16,590平方呎),不包括停車位。 該物業之官批年期由一八九八年七月一日起為期99年,且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	該物業(除停車位外)現正根據一份租約租出,租約屆滿期為二零零一年十二月,月租48,656港元。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為6,700港元。	8,200,000港元

附註: 該物業之註冊業主為 貴集團全資擁有之Haynes Estates Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
7.	新界沙田 顯泰街1-5號 瑞峰花園 地面平台B貨車 1號及2號位 沙田市地段167號餘段31512份之30份	該物業包括於一九八七年落成之住宅發展項目之2個貨車停車位。 該物業之官批年期由一八九八年七月一日起為期99年,且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正空置。	600,000港元 (貴集團應佔60%權益為:360,000港元)

附註: 該物業之註冊業主為 貴集團持有60%應佔權益之Julimount Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
4.	九龍新蒲崗五芳街10號新寶中心多個單位及22個車位 新九龍內地段4864號部份	該物業包括於一九九五年落成之工業／寫字樓發展項目中多個工業／寫字樓單位及22個停車位。 該物業之總建築面積約為8,500.28平方米(91,497平方呎)。 該物業之官批年期由一八九八年七月一日起為期99年，且法定續期至二零四七年六月三十日。該物業現應付地租每年相當於該物業當時應課差餉租值3%。	工業／寫字樓單位現正根據多份租約租出，最遲於二零零三年二月屆滿，月租總額為623,607港元。 停車位按月或按小時出租。停車位於二零零零年二月之收入總額為124,121港元。	118,500,000港元

附註：該物業之註冊業主為 貴集團全資擁有之Haskins Investments Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
5.	九龍觀塘牛頭角道300及302號裕民中心多個燈箱及廣告位 觀塘內地段115號部份	該物業包括於一九八七年落成之綜合發展項目之多個燈箱及廣告位。 該物業之官批年期由一九五五年七月一日起為期21年，可續期21年，且法定續期至二零四七年六月三十日。該物業現應付地租每年為相當於該物業當時應課差餉租值3%。	該物業現正根據多份租約租出，最遲於二零零一年一月屆滿，月租總額為63,200港元。	3,800,000港元 (貴集團應佔70%權益為：2,660,000港元)

附註：該物業之註冊業主為Nanyang Cotton Mill Limited，貴集團透過與註冊業主合資而應佔該物業70%權益。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
2.	香港半山區麥當勞道42C號3樓 內地段1388號A段第3分段之5份之一份	該物業包括於五十年代落成之住宅發展項目之一個住宅單位。 該物業之總建築面積約為109.62平方米(1,180平方呎)。 該物業之官批年期由一八九六年十月二十六日起為期999年。內地段1388號A段之第3分段現應付地租為每年20港元。	該物業現已租出，租約屆滿期為二零零四年八月，月租15,000港元。	4,100,000港元

附註： 該物業之註冊業主為 貴集團全資擁有之Cheuk Kin Investment Company Limited。

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
3.	香港金鐘夏慤道18號海富中心商場1樓44, 85, 86, 87, 88, 89, 90, 91, 92及93號商舖 內地段8423號227600份之263份	該物業包括位於金鐘地鐵站上蓋海富中心4層高商業平台1樓之10間商舖。該發展項目於一九八零年落成。 該物業之總建築面積約為392.42平方米(4,224平方呎)。 該物業之官批年期由一九七八年八月十八日起為期75年，可續期75年。內地段8423號現應付地租為每年1,000港元。	該物業現已租出，租約屆滿期為二零零零年十二月，月租245,000港元。	39,000,000港元 (貴集團應佔50%權益為：19,500,000港元)

附註： 該物業之註冊業主為地下鐵路公司，貴集團透過與註冊業主合作而應佔該物業50%權益。

第一類 － 貴集團在香港持作投資或出售之物業權益

	物業權益	概況及年期	佔用詳情	於二零零零年三月三十一日現況下資本值
1.	九龍荔枝角青山道682-684號潮流工貿中心 新九龍內地段6224號	該物業包括於一九九八年落成之30層高工業／寫字樓樓宇。 該物業之總建築面積約為16,119.57平方米(173,511平方呎)，另共有79個停車位。 該物業之官批年期由一九九六年七月二十四日至二零四七年六月三十日。該物業須付地租每年相當於該物業當時應課差餉租值3%。	總建築面積約為14,855.63平方米(159,906平方呎)現正根據多份租約出租，最遲於二零零三年三月屆滿，每月租金收入總額約1,866,380港元。該物業之餘下部份現正空置。 停車位按月或按小時出租。停車位於二零零零年三月之收入總額為344,890港元。	351,700,000港元 (貴集團應佔25%權益為：87,925,000港元)

附註： 該物業之註冊業主為申達製衣有限公司， 貴集團透過與註冊業主成立之合資公司而應佔該物業25%權益。

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
第十一類 － 貴集團在英國持有之物業權益			
148. Belgravia Place, Graham Terrace, Belgravia, London SW1, United Kingdom	483,795,000 39,000,000英鎊	42.5	205,612,875
149. Montevetro, Battersea Church Road, London SW11, United Kingdom	769,110,000 62,000,000英鎊	22.5	173,049,750
150. Albion and Bridge Wharves, Wandsworth, London, United Kingdom	384,555,000 31,000,000英鎊	45	173,049,750
151. 10 Regent Court (Royal Gate) and 14 car parking spaces, Wrights Lane, Kensington, London W8, United Kingdom	24,810,000 2,000,000英鎊	28	6,946,800
		小計：	558,659,175
		總計：	66,763,657,540

附註：

1. 合營項目

2. 就　貴集團於該物業持有之權益之價值達至吾等之意見時，吾等已考慮到合作經營公司(擁有該物業之發展及經營權)註冊成立之合約中訂明之條款及條件，尤其是合營公司之有關各方之利潤分攤安排。

物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
第九類 — 貴集團在中國持有之經營／開發權益			
143. 貴集團於上海市靜安區南京西路1038號梅龍鎮廣場應佔權益		附註(2)	370,573,955
144. 貴集團於北京市東城區東長安街1-31號北京東方廣場應佔權益		附註(2)	2,830,000,000
145. 貴集團於北京市朝陽區將台路北京麗都假日飯店應佔權益		附註(2)	746,000,000
		小計：	3,946,573,955
第十類 — 貴集團在新加坡持有之物業權益			
146. Lots 601W and 874P Town Subdivision 27 at Cairnhill Circle, Singapore	1,718,310,000 (381,000,000 新加坡元)	50	859,155,000
147. 新加坡(碧灣路URA地段) Mukim 27 8752W地段	2,773,650,000 (615,000,000 新加坡元)	24	665,676,000
		小計：	1,524,831,000

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
140. 北京市順義區天竺鎮薛大人莊村地盆	1,365,000,000	35	477,750,000
		小計：	1,424,498,800

第八類 — 貴集團在中國持作經營之物業權益

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
141. 重慶市渝中區五一路重慶海逸酒店	312,000,000	49	152,880,000
142. 廣東省東莞市厚街鎮環崗湖綜合開發區之海逸高爾夫球會	265,000,000	42.21	111,856,500
		小計：	264,736,500

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
135. 廣東省東莞市厚街鎮環崗湖綜合開發區之海逸豪庭第1.3及1.4期	144,000,000	46.27	66,628,800
136. 廣東省東莞市厚街鎮環崗湖綜合開發區之海逸豪庭第2、3、4、5、6、7、8、9、10及11期(總地盆面積約2,776,716平方米)	420,000,000	46.27	194,334,000
137. 廣東省珠海市唐家灣	217,000,000	50	108,500,000
138. 廣東省廣州市荔灣區黃沙地鐵站G地塊	292,000,000	50	146,000,000
139. 廣東省深圳市福田區黃埔雅苑第二至四期	445,000,000	50	222,500,000

物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
130. 山東省青島市 青島東部開發區 A11、12、13、14地段 太平洋中心第二期2	24,000,000	15.3	3,672,000
131. 福建省福州市 鼓樓區三坊七巷項目 一坊1.2期及三坊A 1期	358,000,000	89	318,620,000
132. 廣東省深圳市 福田區 黃埔雅苑第一期	323,000,000	50	161,500,000
		小計：	1,018,392,000

第七類 － 貴集團在中國持作未來發展之物業權益

物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
133. 上海市浦東新區 花木 花四路 第二地盆	303,000,000	31	93,930,000
134. 上海市 徐匯區 華爾登廣場 第二及第三期	293,000,000	39.2	114,856,000

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
126. 廣東省東莞市厚街鎮環崗湖綜合開發區之海逸豪庭第1.1及1.2期53間未售出別墅	45,000,000	46.27	20,821,500
		小計：	1,388,900,500

第六類 — 貴集團在中國持有之發展中物業權益

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
127. 遼寧省瀋陽市和平區青年大街386號瀋陽麗都喜來登飯店	325,000,000	70	227,500,000
128. 上海市浦東新區花木四季雅苑第二至第五期	260,000,000	50	130,000,000
129. 四川省成都市青羊區人民中路一段15號（前稱人民中路11至29號及東御河沿街47至78號）成都天府麗都喜來登飯店	253,000,000	70	177,100,000

物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
122. 上海市 長寧區番禺路 290弄28號 長發花園A座全幢、 B座56個單位及79個停車位	206,000,000	50	103,000,000
123. 重慶市 渝中區鄒容路68號 重慶大都會廣場 商場及辦公樓	1,913,000,000	50	956,500,000
124. 山東省青島市 青島東部開發區 A-11、12、13、14地段 太平洋中心第一期 未售出單位	70,000,000	30	21,000,000
125. 山東省青島市 青島東部開發區 A-11、12、13、14地段 太平洋中心 第二期1未售出單位	43,000,000	15.3	6,579,000

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
117. 貴集團於九龍紅磡國際都會物業發展項目應佔之權益		附註(1)	1,502,000,000
118. 貴集團於新界大嶼山東涌東涌市地段5號物業發展項目應佔之權益		附註(1)	3,391,000,000
119. 貴集團於九龍長沙灣新九龍內地段6320號物業發展項目應佔之權益		附註(1)	2,279,000,000
		小計：	18,462,100,000

第五類 — 貴集團在中國持作投資或出售之物業權益

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
120. 北京市東城區東長安街10號長安大廈6樓601-611室	45,000,000	50	22,500,000
121. 上海市浦東新區花木路983號四季雅苑106間洋房	517,000,000	50	258,500,000

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
112. 新界 沙田 馬鞍山鞍駿街 沙田市地段461號	600,000,000	51	306,000,000
113. 新界 元朗 天水圍 天水圍市地段27號	629,000,000	60	377,400,000
114. 新界 青衣 青衣市地段140號	1,870,000,000	30	561,000,000
		小計：	16,926,575,000

第四類 — 貴集團在香港持有之發展權益

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
115. 貴集團於 香港上環皇后街 物業發展項目應佔之權益		附註(1)	760,000,000
116. 貴集團於 九龍紅磡 海逸豪園 包括第一期幼稚園、 地庫第一層及地庫第二層 187個車位、第二期769個車位、 第三期、第四期商業及 停車場綜合大樓， 物業發展項目應佔之權益		附註(1)	10,530,100,000

物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
106. 九龍 西九龍填海區 海帆道 九龍內地段11107號	1,342,000,000	100	1,342,000,000
107. 九龍 土瓜灣 木廠街 九龍內地段4013號A、B、C段及餘段	3,234,000,000	40	1,293,600,000
108. 新界 葵涌 荔景山道 葵涌市地段474號	1,237,000,000	50	618,500,000
109. 新界 青衣 灝景灣第三期	2,866,000,000	22.5	644,850,000
110. 新界 沙田 馬鞍山 翠擁華庭第1及第2期	5,399,000,000	50	2,699,500,000
111. 新界 洪水橋 瑞豐華庭	107,000,000	50	53,500,000

物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
100. 香港 上環 德輔道西80-90號 內地段3999、4000、4001、4002、4003、4004及4005號之餘段	254,000,000	100	254,000,000
101. 九龍 紅磡 環海街 海名軒	3,260,000,000	50	1,630,000,000
102. 九龍 九龍塘 廣播道63號 星輝豪庭	1,370,000,000	50	685,000,000
103. 九龍 太子 界限街167-169號 翰林苑	176,000,000	100	176,000,000
104. 九龍 柯士甸道及廣東道交界 九龍內地段11086號	3,457,000,000	42.5	1,469,225,000
105. 九龍 九龍塘 畢架山道 新九龍內地段6277號	3,276,000,000	100	3,276,000,000

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
95. 新界 西貢 丈量約份第229號 多塊農地	5,700,000	100	5,700,000
96. 新界 屯門 丈量約份第137號 多塊農地	2,400,000	76	1,824,000
97. 九龍 新蒲崗 測量約份第1號 多塊屋地地段	106,300,000	100	106,300,000
		小計：	1,571,439,650

第三類 － 貴集團在香港持有之發展中物業權益

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
98. 香港 灣仔 滙星壹號	164,000,000	100	164,000,000
99. 香港 堅尼地城 堅尼地城海傍28號 高逸華軒多個單位	1,376,000,000	100	1,376,000,000

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
88. 新界 元朗 丈量約份第110號 多塊農地	101,100,000	100	101,100,000
89. 新界 元朗 丈量約份第116號 多塊農地	700,000	70	490,000
90. 新界 元朗 丈量約份第123號 多塊農地	900,000	100	900,000
91. 新界 屯門 丈量約份第131號 多塊農地	1,600,000	100	1,600,000
92. 新界 元朗 丈量約份第133號 多塊農地	2,000,000	100	2,000,000
93. 新界 屯門 丈量約份第395號 多塊農地	700,000	100	700,000
94. 新界 屯門 丈量約份第379號 多塊農地	1,400,000	100	1,400,000

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
82. 新界 元朗 丈量約份第123號 一塊農地	430,500,000	51.33	220,975,650
83. 新界 元朗 丈量約份第103及109號 多塊農地	31,700,000	100	31,700,000
84. 新界 元朗 丈量約份第107號 多塊農地	18,100,000	100	18,100,000
85. 新界 元朗 丈量約份第106及113號 多塊農地	51,200,000	100	51,200,000
86. 新界 元朗 丈量約份第112號 多塊農地	45,800,000	100	45,800,000
87. 新界 元朗 丈量約份第106號 多塊農地	86,200,000	100	86,200,000

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
77. 香港 跑馬地 桂成里12-20號 誠和閣 1樓P001至P028號車位	8,400,000	100	8,400,000
		小計：	19,676,950,960

第二類 — 貴集團在香港持作未來發展之物業權益

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
78. 新界 元朗 丈量約份第11號 多塊農地	242,500,000	100	242,500,000
79. 新界 元朗 丈量約份第11號 多塊農地	318,500,000	90	286,650,000
80. 新界 大埔 丈量約份第36號 多塊農地	33,000,000	100	33,000,000
81. 新界 上水 丈量約份第92及95號 多塊農地	333,300,000	100	333,300,000

物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
73. 香港 西營盤 干諾道西155號 高樂花園2樓P020及P021車位	600,000	100	600,000
74. 新界 荃灣 青山公路620-625號 麗城花園第二期地下 1樓及2樓之商場及52個車位 及第三期19個車位	255,000,000	15	38,250,000
75. 新界 粉嶺 馬適路3號 綠悠軒 商業部份及 17個車位	138,900,000	8	11,112,000
76. 新界 元朗 天水圍天葵路3號 嘉湖山莊麗湖居 地庫P005至P011號車位	2,100,000	98.47	2,067,870

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
69. 九龍 藍田 麗港城第一期地庫1層 P305、P306及P355號車位、 第二期第2層P004、P013 及P053號車位	2,400,000	50	1,200,000
70. 九龍 長沙灣 長沙灣道760-762號 及青山道481號 多個單位	2,450,000	100	2,450,000
71. 新界 元朗 鳳琴街1號 雍翠花園 多個住宅單位及 41個車位	29,100,000	7	2,037,000
72. 香港 半山區 羅便臣道10號 嘉兆臺停車場4樓1至59號車位及 5樓1至52號車位	55,500,000	50	27,750,000

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
65. 新界 青衣 牙鷹洲街8號 灝景灣第一、二期 多個住宅單位、 294個私家車車位及 50個訪客車位	210,000,000	22.5	47,250,000
66. 新界 青衣 青敬路33號 盈翠半島 第一期5樓R131、R154及 R185號車位	1,200,000	20	240,000
67. 新界 元朗 天水圍 天龍路9號 嘉湖山莊 美湖居第8座31樓 A、C、D、E、F及G室	11,100,000	98.47	10,930,170
68. 新界 大埔 大埔道 鹿茵山莊商業部份	32,200,000	87	28,014,000

	物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
60.	新界 大埔 大埔道 鹿茵山莊 多個住宅單位及129個車位	429,400,000	87	373,578,000
61.	新界 大埔 山塘路23號 盈峰翠邸 地下29個車位	7,200,000	35	2,520,000
62.	新界 沙田 馬鞍山 西沙路608號海栢花園 第一層P143及P144號車位	700,000	100	700,000
63.	九龍 藍田 麗港街15號 麗港城23座 18樓C、D室	5,850,000	50	2,925,000
64.	新界 青衣 牙鷹洲街8號 灝景灣第一期商業中心及 30個電單車車位	97,000,000	22.5	21,825,000

	物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
56.	新界 沙田 馬鞍山恒明街2號 聽濤雅苑第一期 第1座3樓F室、 第10座26樓B室	9,800,000	50	4,900,000
57.	新界 沙田 馬鞍山恒明街2號 聽濤雅苑第二期 第4及第5座3樓B室、 第8座3樓G室	10,600,000	50	5,300,000
58.	香港 大坑 浣沙街55號 雍藝軒多個住宅單位 及11個車位	24,500,000	90	22,050,000
59.	香港 香港仔 石排灣道55號 匯賢大廈17樓3號室、 18樓8號室及20樓6號室	1,700,000	100	1,700,000

物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
53. 香港 北角 英皇道665號 北角海逸酒店	1,443,300,000	60.91	879,114,030
54. 新界 西貢 清水灣 栢濤徑88號 栢濤灣多個住宅單位、 洋房及66個車位	1,520,000,000	100	1,520,000,000
55. 新界 沙田 馬鞍山恒明街2號 聽濤雅苑 第一座27樓F室和 28樓A室及第一期地庫1層 P276、P404號車位， 地庫2層P082、 P087、P094、P095、P100、 P103、P104及P114號車位， 及第一層P186號車位	12,000,000	50	6,000,000

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
49. 九龍 觀塘 創業街 創富中心之部份 (包括91個私家車車位、 13個貨車車位及 1個貨櫃車車位)	285,500,000	100	285,500,000
50. 新界 元朗 天水圍天城路15號 嘉湖銀座第一、二期 購物中心、608個私家車車位及 47個上落貨位	1,330,000,000	98.47	1,309,651,000
51. 香港 鴨脷洲 海怡半島多期 2個住宅單位、 4間幼稚園及 244個停車位	190,000,000	30	57,000,000
52. 新界 元朗 天水圍 天恩路12及18號 嘉湖海逸酒店	2,148,800,000	98.47	2,115,923,360

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
46. 新界 沙田 西沙路608號 海栢花園馬鞍山廣場 第2、3層商場及 地庫停車場1-290號公共停車位	769,000,000	100	769,000,000
47. 新界 荃灣 荃華街16號 東亞花園 地庫67個車位， 部份地下及1樓、2樓、 3樓專用平台天台及 部份外牆	247,400,000	100	247,400,000
48. 新界 沙田 火炭樂景街2-18號 銀禧花園商場、 第一層街市1-40號檔攤及 91個車位、第3層幼兒所及 診所及第7層全層	70,000,000	68.5	47,950,000

	物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
39.	香港 北角 海景大廈隔鄰填海地 97個車位	29,000,000	100	29,000,000
40.	香港 北角屈臣道空地	8,800,000	100	8,800,000
41.	九龍 觀塘成業街6號摩登倉	377,000,000	100	377,000,000
42.	九龍 油塘東源街8號	55,000,000	100	55,000,000
43.	九龍 藍田茶果嶺道99號 麗港城第三期地下幼稚園	20,000,000	100	20,000,000
44.	九龍 藍田 茶果嶺道93號 麗港城第三期城中城	104,000,000	100	104,000,000
45.	九龍 紅磡 鶴翔街1號 維港中心 第一座1樓7號工場單位	12,500,000	100	12,500,000

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
34. 香港 北角 英皇道663號 加怡保險千禧廣場	690,000,000	60.92	420,348,000
35. 香港 中環 干諾道中168至200號 信德中心5樓1至12、53至59 及65至78號車位 連同相連位置(如有)	55,000,000	54.05	29,727,500
36. 香港 香港仔 石排灣道55號 匯賢大廈9至12樓 及15樓	19,000,000	100	19,000,000
37. 香港 中環 皇后大道中99號 中環中心部份單位 (包括402個車位)	8,744,000,000	100	8,744,000,000
38. 香港 北角 英皇道278至288號 北角中心3樓、4樓及5樓 121個車位	36,000,000	100	36,000,000

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
31. 新界 沙田 沙田第一城 銀城商業中心及 第一城中心多個商舖及 寫字樓單位、濕貨街市、 多間幼稚園、多個商舖及 多幢住宅大廈地下之 非住宅單位、 銀城商業中心314個車位、 第一城中心671個車位及 第34至36座1樓1個車位	2,565,000,000	25	641,250,000
32. 香港 跑馬地 桂成里12-20號 誠和閣 第一層1至33號車位、 第二層34至67號車位、 第三層68至101號車位、 第四層102至136號車位及 第五層137至200號車位	46,000,000	100	46,000,000
33. 香港中環 金鐘道95號 統一中心 商場一樓1001至1014及 1019至1043號商舖	192,000,000	100	192,000,000

物業權益	於二零零零年三月三十一日現況下資本值 港元	貴集團之權益 百分比	貴集團應佔權益於二零零零年三月三十一日現況下資本值 港元
28. 香港 大坑 大坑徑25號 龍華花園地庫第五層 2至5、7至11、 14及17至20號車位	4,200,000	100	4,200,000
29. 九龍 藍田 麗港城第三期 4個車位	1,600,000	100	1,600,000
30. 新界 屯門 屯利街1號 華都花園 第三層全層、 第一層9、10、97及98號車位、 第二層20-55、60-83、 83A及84-91號車位、 及第一及第二層單車車位	210,000,000	25	52,500,000

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
24. 新界 沙田 馬鞍山恒明街2號 聽濤雅苑第一期 幼稚園	11,100,000	50	5,550,000
25. 九龍 藍田 麗港城麗港街10及12號 A地段幼稚園及 334個車位	155,800,000	50	77,900,000
26. 九龍 尖沙咀 科學館道1號 康宏廣場地庫下層P1、P2、 P5、P6、P8、P9、P12至P14及 P18至P26車位及 地庫上層P2至P12、 P14至P17、P21、P23、P26、 P30及P40至P44車位	27,300,000	50	13,650,000
27. 香港 筲箕灣 南康街18號 康華大廈 地下P8至P12及 P20至P23號車位	2,500,000	100	2,500,000

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
20. 新界 元朗 天水圍天龍路2號 嘉湖山莊景湖居 幼稚園物業及 地庫1-12號車位	56,900,000	98.47	56,029,430
21. 新界 沙田 火炭樂景街2-18號 銀禧花園商業平台 (不包括第一層 街市1-40號檔攤、 第三層327及328號單位及 第七層全層)	171,600,000	68.5	117,546,000
22. 香港 跑馬地 樂活道20號 樂活臺39樓B室	26,600,000	100	26,600,000
23. 香港 跑馬地 樂活道20號 樂活臺39樓A室	26,600,000	100	26,600,000

物業權益	於二零零零年三月三十一日現況下資本值 *港元*	貴集團之權益 *百分比*	貴集團應佔權益於二零零零年三月三十一日現況下資本值 *港元*
17. 新界 元朗 天水圍 天湖路3號 嘉湖山莊賞湖居 幼稚園物業及5個幼稚園車位（編號K1至K5）及2個幼稚園專用上落客區及低層地下P113、P119及P120號車位	27,500,000	98.47	27,079,250
18. 新界 元朗 天水圍天瑞路8號 嘉湖山莊翠湖居 幼稚園及地下 7個露天商業車位	16,900,000	98.47	16,641,430
19. 新界 元朗 天水圍天龍路9號 嘉湖山莊美湖居 幼稚園A及B及143個車位	96,100,000	98.47	94,629,670

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
13. 新界荃灣 橫龍街48-56號 宏龍工業大廈 地下L1及L2貨車 停車位	700,000	100	700,000
14. 九龍長沙灣 長沙灣道760-762號 地下L41、L42、L43、L44、 L52、L53、L54及L55號車位及 青山道481號 4樓L1及L2號車位及 4樓P14號車位	5,500,000	100	5,500,000
15. 新界青衣 青怡花園部份商場及 34個私家車車位	205,500,000	70	143,850,000
16. 新界 元朗 天水圍 嘉湖山莊 樂湖居地下之部份， 平台及143個車位	67,500,000	98.47	66,467,250

	物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
		港元	*百分比*	*港元*
9.	香港 香港仔 石排灣道55號 滙賢大廈 16樓1至3號、 5至8號單位	3,900,000	100	3,900,000
10.	香港 柴灣 康民街2號 康民工業中心 天台2、3及4號	400,000	100	400,000
11.	九龍 紅磡 馬頭圍道37-39號 紅磡商業中心 地庫101A單位	100,000	100	100,000
12.	香港半山區羅便臣道8號 樂信臺第一座26樓A室、 21樓B室及28樓B室， 第2座21樓B室， 第三座23樓D室及 低層地下及上層地下97個車位	73,500,000	100	73,500,000

	物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
		港元	*百分比*	*港元*
5.	九龍觀塘 牛頭角道300及302號 裕民中心 多個燈箱及廣告位	3,800,000	70	2,660,000
6.	新界葵涌 大連排道21-33號 宏達工業中心 4樓工廠單位 14號、天台第1、2號空地， 停車場1樓P58號車位、 2樓P56號及L41號車位	8,200,000	100	8,200,000
7.	新界沙田 顯泰街1-5號 瑞峰花園 平台B地下 1號及2號貨車位	600,000	60	360,000
8.	九龍紅磡 鶴翔街1號 維港中心第1座 多個工廠單位及 2個貨車車位及 7個私家車車位	30,300,000	100	30,300,000

估值概要

物業權益	於二零零零年三月三十一日現況下資本值	貴集團之權益	貴集團應佔權益於二零零零年三月三十一日現況下資本值
	港元	*百分比*	*港元*
第一類 — 貴集團在香港持作投資或出售之物業權益			
1. 九龍荔枝角青山道682-684號潮流工貿中心	351,700,000	25	87,925,000
2. 香港半山區麥當勞道42C號3樓	4,100,000	100	4,100,000
3. 香港金鐘夏慤道18號海富中心商場1樓商舖44, 85, 86, 87, 88, 89, 90, 91, 92及93號	39,000,000	50	19,500,000
4. 九龍新蒲崗五芳街10號新寶中心多個單位及22個車位	118,500,000	100	118,500,000

估值證書內所載之尺寸、量度及面積乃依據吾等所獲文件所載資料計算，故僅為約數。吾等亦無理由懷疑　貴集團提供予吾等而對估值重要之資料之真實準確程度。吾等亦獲　貴集團表示所提供的資料並無遺漏任何重大事項。

吾等曾視察該等物業之外部。然而，吾等並無進行實地視察，以決定土壤情況及設施等是否適宜作日後發展。就持作發展或發展中物業而言，吾等之估值乃假設此等方面均令人滿意，及於施工期間不會產生額外開支或延誤。同時，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重之損壞。然而，吾等無法呈報該等物業有無腐朽、蟲蛀或任何其他結構損壞。吾等亦無對該等設施進行測試。除另有説明外，吾等並無詳細實地量度樓宇之地盤及建築面積，而吾等假設提供予吾等之文件所載之面積均為正確。

吾等之估值並無考慮該等物業權益之任何抵押、按揭或拖欠之債項，以及出售時可能須承擔之任何開支或税項。除另有説明外，吾等假設該等物業權益概不附帶可影響其價值之繁重負擔、限制及支銷。

除另有説明外，估值之所有金額均以港元列出。於二零零零年三月三十一日估值時所採用之滙率為1新加坡元兑4.51港元、1英鎊兑12.405港元、1美元兑7.77港元及1港元兑人民幣1.07元，乃估值日期之概約適用滙率，而於估值日期至本函件日期之滙率並無重大波動。

茲隨附吾等之估值概要及估值證書。

此　致

香港
皇后大道中2號
長江集團中心7樓
長江實業(集團)有限公司
列位董事　台照

代表
戴德梁行有限公司
執行董事
趙錦權
註冊專業測量師
F.H.K.I.S., F.R.I.C.S., F.H.K.F.A
謹啟

二零零零年五月二十九日

附註： 趙錦權先生為特許測量師，在評估香港物業方面約有16年經驗，而在評估中國物業方面有超過10年經驗。

吾等就　貴集團分別於香港及中國持有之第三及第六類發展中物業權益估值時，除另有說明外，乃以該等物業將按　貴集團提供予吾等之發展方案進行發展及落成之基準而對該等物業權益進行估值。吾等假設該等發展方案已取得批准。於達致吾等之估值意見時，吾等採納直接比較法，參考當地可作比較之交易，並計及已支出及將用作完成發展之建築成本，從而為各項物業權益進行估值。「假設完成資本值」乃指假設有關發展項目於估值日期已經完成，吾等對其總售價之意見。

在對第四類物業權益(即　貴集團於香港持有之發展項目權益)作出估值時，吾等乃根據發展協議內所定之成本與溢利分攤條款評估該等物業權益之價值。現況下之資本值指　貴集團於各項發展協議中之權益之價值，乃按　貴集團根據發展合約所負責之估計支出及有權分享之收入之現時淨值計出。

在評估　貴集團持有位於中國作營運用途之第八及第九類物業權益時，吾等一般採用投資法。

至於　貴集團持有分別位於新加坡及英國之第十及第十一類物業權益方面，吾等採用與評估香港及中國物業相同之基準進行估值。

吾等並無獲提供有關於香港、新加坡及英國之物業權益之業權文件副本，但吾等曾前往香港及新加坡之土地註冊處查冊。就於中國持有之物業權益，吾等已獲物業權益業權之摘要文件。但無就中國及英國之物業權益查冊。然而，吾等並無查閱原有文件以確認任何修訂。

吾等在估值時頗大程度信賴　貴集團給予吾等有關中國法律及其於中國之物業權益之資料。吾等亦接納　閣下給予吾等有關規劃許可、法定通告、地役權、年期、樓宇落成日期、樓宇識別、車位數量、佔用詳情、出租、租金收入及收益、合營或合作發展協議之條款、發展計劃、已付建築費、估計未支付建築費、　貴集團應佔權益、地盤及建築面積及所有其他相關資料。

(d) 不考慮具有特殊權益之有意買家之任何追加出價；及

(e) 交易雙方均在知情、審慎及並非被迫之情況下進行交易。」

除非另有指明，吾等之估值乃假定　貴集團於公開市場將物業權益出售而無憑藉遞延條款合約、售後租回，管理協議或任何類以安排，以影響該等物業權益之價值。此外，亦假設並無任何形式之強制出售情況。

在評估位於中國之物業權益時，吾等假設各物業權益之可轉讓土地使用權已按特定年期以象徵式土地使用年費出讓，而應付之地價亦已悉數繳付。縱使對於部份中國物業吾等並無獲得關於權益之業權之法律意見，吾等乃倚賴　貴集團所提供有關各項中國物業權益之業權及所佔該等物業權益之中國法律意見。在所有中國物業權益進行估值時，除非另有指明，吾等假設　貴集團擁有各項物業權益之有效業權並可於獲批之土地使用年期屆滿前之整段期間內不受干擾情況下自由使用、佔用或轉讓各項物業之權益。

吾等在評估該等已於一九九七年六月三十日之前屆滿按政府土地契約而持有之香港物業權益時，已顧及英國政府與中國政府就香港問題訂立之聯合聲明附件三及新界租約(續期)條例所載規定，即該等契約可免補地價續期至二零四七年六月三十日，且由續期之日起該等物業每年須繳付相當於當時應課差餉租值百分之三之地稅。

在評估　貴集團持有分別位於香港及中國作投資或出售用途之第一及第五類物業權益時，吾等已採納投資法，即將現有租約期限所得的租金收入撥作資本，並已考慮物業權益於租約期滿後租金收入增加之可能性，或在適當情況下以直接比較法，假設物業權益在現況下出售，並參考有關市場上可作比較之成交實例為各項物業權益進行估值。

在評估　貴集團持有分別位於香港及中國作日後發展用途之第二及第七類物業權益時，吾等使用比較法。

以下為戴德梁行就本公司、其附屬公司及部份聯營公司之物業權益（不包括附錄三附註3所指之物業）之估值函件：


DTZ Debenham Tie Leung
International Property Advisers
戴德梁行

Formerly C Y Leung & Company
原梁振英測量師行

敬啟者：

吾等謹遵照　閣下之指示，對長江實業（集團）有限公司（以下簡稱「貴公司」）及其附屬公司及部份聯營公司（以下統稱「貴集團」）在香港、中華人民共和國（「中國」）、新加坡及英國所持有之物業權益進行估值。吾等證實曾視察該等物業、作出有關查詢及蒐集吾等認為必要之其他資料，以向　閣下呈述吾等對此等物業權益於二零零零年三月三十一日（「估值日期」）之價值之意見。

吾等對各項物業權益進行之估值乃吾等根據公開市值所作出之意見，所謂公開市值，就吾等所下定義而言，乃指「預期某項物業權益於估值日期在下列假定情況下以現金代價無條件完成出售，可合理取得之最高價格：

(a) 有自願賣方；

(b) 於估值日期前，有一段合理時間（視乎物業之性質及市況）適當地推銷權益、協商價格及條款，以及完成銷售；

(c) 於任何較早假定交換合約之日，市況、價值水平及其他情況均與估值日期相同；

設計參數

公寓（合共906個）之實用面積：119,229方米（連天台及PES)

商舖（合共6個）實用面積：399方米

公用設施將包括有空調之活動禮堂、健身室、蒸汽浴室及更衣室、池畔餐廳及管理處；泳池主場館連水道；按摩池；波浪池；跳水池（連跳水台）；小童池（連滑梯）；瀑布池及嬉水池；滑浪練習設施；滑板儲存處；池畔台；3個網球場；高爾夫輕擊區；3個高爾夫練球場；緩跑徑連健身站；足部按摩徑；2處兒童遊樂場；戶外草地；花園庭台樓閣及燒烤場。

據長江實業（集團）有限公司管理層表示，總建築成本（連專業費用）約為200,000,000新加坡元，而截至二零零零年五月十六日已支付之實際建築費用為22,190,849.59新加坡元。

物業項目現正施工，預計於二零零三年十二月三十一日竣工。

有關地盤於建築現況下之目前公開市值：626,500,000新加坡元（陸億貳仟陸佰伍拾萬新加坡元）

估值關鍵日期：二零零零年五月十六日

估值證書

物業	：	地段8752W Mukim 27 (碧灣路URA地皮)新加坡1646
法律概述	：	地段8752W Mukim 27
地盤面積	：	約39,702.1方米，有待測量。
年期	：	一九九七年五月五日起計九十九年。
註冊業主	：	Japura Development Pte. Ltd
城市規劃	：	根據一九九八年總綱圖則，有關地盤劃為住宅用地，最高地積總比率為3.5。
規劃批文	：	批文已於一九九九年十二月二十四日批出，獲批物業為建議之公寓式住宅發展項目，包括七幢30層高住宅大廈(共906個單位)，連地庫車場及配套設施。核准樓面面積為138,908.03方米。總體地積總比率為3.4987。
建議物業項目	：	建議物業項目名為旭日灣，包括有七幢30層高住宅大廈(合共906個公寓單位及6個舖位)，連地庫車場／公用設施。

物業項目基於下列規劃管制及設計參數：

規劃管制

建議地積地率	：	3.4987
建議樓面面積	：	138,908.03方米
樓高	：	最高30層

(e) 交易雙方均在知情、審慎及並非被迫之情況下進行交易。」

吾等之估值假定業主乃於公開市場將有關物業出售而無憑藉遞延條款合約、售後租回、合資合營企業或任何類似安排，以提高有關物業之價值。

吾等在頗大程度上信賴　閣下所提供之資料，尤其是下列事項，例如地盤面積、規劃及設計參數、規劃申請及截至估值關鍵日期所支付之建築成本。吾等沒理由懷疑　閣下所提供資料之真實及準確性，並獲告知謂當中沒有遺漏重大事實。

城市規劃資料取自主管當局刊發之總綱圖則、發展指引圖則及書面聲明。除另有指示外，吾等一般並無請求各有關當局確認有關物業不受諸如道路改善之公共計劃之不利影響。

吾等未獲提供有關物業之業權文件文本，但已就有關物業前往新加坡土地註冊署進行查冊，但吾等並無查閱文件正本以證實業權，或查核任何修訂。

吾等之估值並無考慮有關物業之任何抵押、按揭或拖欠之債項，以及出售時可能須承擔之任何開支或稅項。除另有說明外，吾等假設有關物業概不附帶可影響其價值之繁重負擔、限制及支銷。

隨函附奉吾等之估值證書。

此　致

長江實業（集團）有限公司
香港皇后大道中2號
長江集團中心7樓
列位董事　台照

代表
DTZ DEBENHAM TIE LEUNG (SEA) PTE LTD
執行董事
Yam Kah Heng
BSc (Est Man) FSISV
（估值師執照編號：AD041-2002198E）
謹啟

二零零零年五月二十九日

註：Yam Kah Heng先生為富經驗測量師，對新加坡物業估值方面具備約22年工作經驗。


DTZ Debenham Tie Leung
International Property Advisers
戴德梁行

Formerly C Y Leung & Company
原梁振英測量師行

敬啟者：

有關新加坡1646地段8752W Mukim 27（碧灣路URA地皮）

吾等遵照　閣下之指示，對上述物業（「有關物業」）進行估值。吾等證實曾視察有關物業，作出有關查詢及查冊，並蒐集吾等認為必要之其他資料，以向　閣下呈述吾等對有關物業截至二零零零年五月十六日於施工現況下之目前公開市值之意見。

吾等對有關物業進行之估值乃吾等根據公開市值所作出之意見，所謂公開市值，就吾等所下定義而言，乃指「預期某項物業於估值之日在下列假定情況下以現金代價條件完成出售，可合理取得之最高價格：

(a) 有自願賣方；

(b) 於估值之日前，有一段合理時間（視物業之性質及市況）適當地推銷權益、協商價格及條款，以及完成銷售；

(c) 於任何較早假定交換合約之日，市況、價值水平及其他情況均與估值之日相同；

(d) 不考慮具有特殊興趣之有意買家之任何追加出價；及

豁免及漸進購股授權在此情況下對獨立股東公平合理。因此，吾等建議獨立董事委員會向獨立股東推薦投票贊成普通決議案第1、2及3項，以批准收購事項(包括代價股份發行)與授予清洗交易豁免及漸進購股授權，有關詳情載於通函第290至第292頁之股東特別大會通告。

此致

長江實業(集團)有限公司獨立董事委員會

代表
洛希爾父子(香港)有限公司
董事
楊安德

二零零零年五月二十九日

倘若清洗交易豁免不獲授予或批准，收購事項不會落實。鑑於吾等認為收購事項(包括發行代價股份)對獨立股東公平合理，且收購事項符合　貴公司及其股東利益；李先生及其一致行動人士已對　貴公司有重大影響力，加上授予清洗交易豁免對收購事項事關重大，所以，吾等認為授予清洗交易豁免對獨立股東公平合理。

4. 漸進購股授權

根據收購守則第26.1條註釋15，倘若清洗交易豁免獲得授予及批准，則李先生及其一致行動人士在緊隨完成收購後之十二個月內不可額外購取　貴公司之投票權，除非獨立股東於股東特別大會上以書面投票方式另行通過決議案批准額外購入股份則當別論。

根據收購協議，有關漸進購股授權之條件，李先生可予豁免。倘若獨立股東不批准漸進購股授權，李先生尚未決定屆時會採用何種行動。

倘授予及批准清洗交易豁免但不獲漸進購股授權，李先生及其一致行動人士將被視為持有　貴公司35%之最低持股量，據此可自由購入股份以達最多約40%水平。倘獲得漸進購股授權，李先生及其一致行動人士將可自由購入股份以達最多約40.5%水平，惟須視乎代價股份發行價最終釐定。因此，吾等認為，漸進購股授權不會損害獨立股東利益，即李先生及其一致行動人士處境將不會純粹出於漸進購股授權而大為改觀。此外，吾等認為，漸進購股授權可提高股份流通量，理由是李先生及其一致行動人士將獲准買賣股份，惟於緊隨完成收購後十二個月內購買數目最多為　貴公司已發行股份5%。所以，吾等認為漸進購股授權對獨立股東公平合理。

推薦意見

在考慮了以上主要因素及理由，以及收購協議條款後，吾等認為收購事項之條款(包括代價股份發行)對獨立股東而言公平合理，且收購事項(包括代價股份發行)符合獨立股東以至　貴集團整體之利益。吾等亦認為授予清洗交易

溢利包括 貴集團於所持有49.9%股權之聯營公司和記黃埔有限公司出售Orange plc股權一次過所得約57,700,000,000港元收益中所佔之部分。倘排除此非經常收益，截至一九九九年十二月三十一日止財政年度股東應佔溢利將約為1,700,000,000港元，相等於每股約0.74港元，而發行價每股79.75港元相當於約107.8倍市盈率，對 貴公司有利，且遠高於同類公司截至最後實際可行日期約9.9倍之平均歷史市盈率。

基於此，吾等認為代價股份發行價屬公平合理。

基於(a)新加坡地產市場復甦，氣氛好轉；(b)總代價（有待作出完成收購調整）所按基準可以接受；(c)代價股份將按每股79.75港元或股份於緊接股東特別大會日期前五個交易日之平均收市價（市價）發行，以較高者為準；(d)李先生已向 貴公司作出承諾，這將使 貴公司在收購事項中風險有限；及(e)收購事項將稍為提高 貴公司相關資產淨值，以及 貴公司可因物業項目落成而從中獲取更高整體回報，吾等認為發行代價股份就獨立股東而言屬公平合理，收購協議條款同屬公平合理，且符合 貴集團及股東之利益。

3. 清洗交易豁免

代價股份發行後，李先生及其一致行動人士直接持有及根據披露權益條例被視作持有 貴公司之股份權益，將由佔 貴公司現有已發行股本約34.9%上升至擴大後已發行股本逾35%，因而須按收購守則第26條提出強制全面收購建議。因此，李先生已根據收購守則第26條豁免註釋1向執行理事申請清洗交易豁免。**執行理事已表示會授予李先生及其一致行動人士清洗交易豁免，惟須獨立股東於股東特別大會上以書面投票方式批准後方可作實。**

目前，李先生及其一致行動人士合共持有 貴公司現有已發行股本約34.9%。除上述人士外，吾等從 貴公司得悉，目前並無其他主要股東持有 貴公司現有已發行股本10%以上。因此，吾等認為，李先生及其一致行動人士現時對 貴公司有重大影響力。於完成收購後，李先生及其一致行動人士於 貴公司之總持股量將由約34.9%增至35%以上。

(e) 截至最後實際可行日期，李先生無意對　貴公司之業務，包括　貴公司固定資產之調配方面作出改動。

(f) 倘若代價股份按每股79.75港元配發及發行，則發行價每股79.75港元：

(i) 即為代價股份可配發及發行之最低價格，相等於股份於收購協議簽訂當日在聯交所所報之收市價；

(ii) 較　貴集團於一九九九年十二月三十一日經審核每股綜合資產淨值約61.69港元高出約18.06港元或29.3%。舉例而言，截至最後實際可行日期，目前聯交所其他七家上市地產發展公司(「同類公司」)股份以較過往資產淨值平均折讓約46.7%價格成交；

(iii) 較　貴集團未經審核經調整備考資產淨值每股約63.60港元溢價約16.15港元或25.4%(見通函附錄三內載之　貴集團於完成收購後未經審核備考經調整綜合資產淨值報表)；

(iv) 較於最後實際可行日期在聯交所所報之收市價72.5港元溢價7.25港元或10%；

(v) 較二零零零年五月十日至二零零零年五月十七日(包括首尾兩日)，即二零零零年五月十七日收購協議宣佈當日以前五個交易日在聯交所所報之平均收市價81.40港元折讓1.65港元或約2.0%；

(vi) 較二零零零年五月三日至二零零零年五月十七日(包括首尾兩天)，即二零零零年五月十七日收購協議公佈當日以前十個交易日在聯交所所報之平均收市價每股83.55港元折讓3.80港元或約4.5%；

(vii) 相當於3.1倍之歷史市盈率(按截至一九九九年十二月三十一日止財政年度經審核之每股盈利約25.84港元計算)。然而，應注意截至一九九九年十二月三十一日止年度約為59,400,000,000港元之股東應佔

物業項目獲發最終入伙紙後滿6個月之日）之綜合有形資產淨值少於Equisite Taste於完成收購當日綜合有形資產淨值，李先生須於正式釐定後7天內向 貴公司支付差額。釐定差額時，將計及經專業估值師估值之物業項目未售出部份之價值、Equisite Taste所作出之分派及發行換取現金之股份，以及Equisite Taste核數師認為適合之任何其他調整。賠償保證不適用於（其中包括）物業項目之發展及銷售以外之事件以及税項、法規之改變。吾等贊同董事觀點，即 貴公司在收購事項中風險有限。

條件

收購事項須待在通函中「董事會函件」有關「收購事項之條件」一節所載之條件於二零零零年八月三十一日或協議各方另行議定之日期或之前達成（或李先生豁免其中第(e)項條件）後，方可作實，否則收購協議作廢。

吾等在達致有關收購協議之意見時考慮了以下各項：

(a) 貴集團就興建物業項目而須按本身所佔比重提供資金金額不大（見上文）及 貴公司有足夠資源撥付。再者，預計收購事項在近期內不會對 貴集團財政狀況產生重大影響。

(b) 發行代價股份將稍微攤薄獨立股東在 貴公司之總體持股量，約由65.1%下降至64.5%（假定代價股份按每股79.75港元發行）。

(c) 收購事項讓 貴公司鞏固在物業項目之投資，由目前約36%之間接實質權益增至完成收購後之88%左右。預計收購事項將提高 貴公司從完成物業項目所得之整體回報。

(d) 李先生已向 貴公司作出承諾。

通函附錄一。Equisite Taste截至二零零零年五月十六日未經審核綜合虧絀詳載於通函「董事會函件」一節。

完成收購調整(以現金支付)指按Equisite Taste截至二零零零年五月十六日未經審核綜合資產負債表所列Equisite Taste之股東貸款與綜合有形資產淨值兩者之和及Equisite Taste截至完成收購日期之經審核綜合資產負債表所列之股東貸款和綜合有形資產淨值之和之間差額而作出之總代價調整。倘若Equisite Taste截至完成收購日期經審核綜合資產負債表所列之股東貸款及Equisite Taste綜合有形資產淨值兩者之和高於為數約1,484,000,000港元之總代價, 貴公司將以現金支付差額予李先生。相反,倘若Equisite Taste截至完成收購日期經審核綜合資產負債表所列之股東貸款及Equisite Taste綜合有形資產淨值兩者之和少於總代價, 貴公司可從李先生收取現金差額。

吾等認為,上述達致總代價(須作完成收購調整)之基準可以接受,而總代價(須作完成收購調整)屬公平合理。

代價股份

貴公司應付之總代價將通過配發及發行代價股份支付,及完成收購調整以現金支付。繳足予 貴公司之代價股份將按(a)股份於收購協議簽訂當日在聯交所所報之收市價每股79.75港元,或(b)緊接召開股東特別大會日期前五個交易日在聯交所所報之平均收市價(以較高者為準)配發及發行。假設代價股份之配發價為每股79.75港元,則根據收購協議發行之股份數目將為18,608,098股,約等於 貴公司現有已發行股本0.81%及經擴大已發行股本0.80%。吾等認為以發行代價股份支付總代價之融資方法審慎,原因是此舉不會耗用 貴集團可動用資源,但同時卻可加強 貴公司之股權基礎。

賠償保證

李先生已向 貴公司作出承諾(「承諾」),就下述Equisite Taste綜合有形資產減少而向 貴公司作出賠償保證。倘Equisite Taste截至釐定日期(即

餘現時估計總工程成本約200,000,000新加坡元（約902,000,000港元），於完成收購時，其中76%（相當於　貴公司於一九九九年十二月三十一日經審核綜合資產淨值約0.48%）將由　貴公司支付，而吾等認為，相對於一九九九年十二月三十一日經審核綜合資產淨值而言，這金額不大。

Japura Pte Ltd目前股權之52%由Equisite Taste持有，24%由Juralco Limited（貴公司之全資附屬公司）持有，其餘24%由Kamenka Ltd.（和記黃埔有限公司之全資附屬公司，而　貴公司持有和記黃埔有限公司49.9%股權）持有。於最後實際可行日期，　貴公司在物業項目中間接擁有實質權益約36%，完成收購後可增加　貴集團在物業項目之控制及間接權益達88%左右。

新加坡本地生產總值增長率由一九九八年之0.4%上升至一九九九年5.4%。在此經濟強勁增長下，新加坡住宅物業市場在一九九八年底起需求重現。雖然供應量在一九九九年下跌約48.7%至19,811個單位，但住宅單位吸納量則由一九九八年共6,096個單位增至一九九九年共7,937個單位，復甦程度可見一班。新加坡地產市場長遠經濟基調在下列方面仍屬利好，如政府推出優惠政策鼓勵公民自置居所（不適用於公營房屋）、低息按揭貸款（利率從一九九八年之6.75%降至一九九九年之5.0%）、二零零零年本地生產總值增長估計高達6.5%（資料來源：二零零零年五月二日新加坡地產行業研究及ABN AMRO亞洲策略研究二零零零年四月至六月之地區策略）。鑑此，吾等沒有理由懷疑新加坡地產市場目前需求復甦步伐不會持續下去。

代價基準

在作出完成收購調整前，Equisite Taste全部已發行股本及股東貸款之總代價約為1,484,000,000港元，相當於　貴公司於一九九九年十二月三十一日經審核綜合資產淨值1%。吾等知悉總代價乃經協議各方按公平原則磋商議定，並相等於二零零零年五月十六日之股東貸款面值約1,850,000,000 港元減去Equisite Taste於二零零零年五月十六日之未經審核綜合虧絀約366,000,000港元。Equisitie Taste之未經審核綜合虧絀按DTZ就物業項目於二零零零年五月十六日所作之獨立估值約626,500,000新加坡元（約2,825,000,000港元）予以調整後釐定，及出於在估值後對物業項目減值之撥備。吾等亦知悉價值根據物業項目之建築現況評估，即按吾等所知約15%項目完成進度進行評估。DTZ就物業項目所作之估值報告載於

主要因素及理由

吾等在達致意見時主要考慮了以下因素及理由：

1. 背景及論據

正如「董事會函件」所述，董事會認為收購事項提供良機讓　貴公司鞏固新加坡地產發展業務，並且貫徹　貴公司保持充沛土地儲備以待良機之策略。董事會同時相信　貴公司具備理想條件在物業項目中發揮專長，從而待有關項目落成後增加　貴公司之整體回報。

吾等知道，　貴公司及其附屬公司主要從事物業發展及投資、地產代理、樓宇管理及證券投資。　貴公司乃香港首屈一指之發展商，在香港及海外如新加坡、加拿大及英國發展優質多層住宅物業方面素有經驗。

由於上述原因及考慮到　貴公司可藉收購事項獲取位於新加坡之物業項目控制權，而當地地產市場正在復甦，氣氛好轉（見下文），吾等同意董事會之觀點，即收購項目與　貴集團之主要業務互相配合。

2. 收購事項

待收購之資產

貴公司有條件同意向李先生購入Equisite Taste之全部股權及股東貸款。Equisite Taste之主要資產為所佔Japura Pte Ltd之52%股權，而Japura Pte Ltd則持有Japura Development之100%股權。Japura Development從事發展位於新加坡碧灣路名為旭日灣之物業項目。旭日灣將提供七幢三十層高連地庫停車場及公用設施之住宅物業，擬建上蓋樓面面積約為138,908方米，預計由二零零二年至二零零三年分三期相繼落成。物業項目總工程成本（包括土地、建築及融資成本），目前估計為1,100,000,000新加坡元（約4,960,000,000港元），其中約900,000,000新加坡元（約4,059,000,000港元）已支出。至於物業項目其

根據收購守則第2.1條，由梁肇漢、葉元章及郭敦禮組成之獨立董事委員會經已成立，就收購協議之條款與授予清洗交易豁免及漸進購股授權進行考慮。下列董事並非獨立董事委員會成員，原因在於：(a)李先生乃 貴集團主席，同時是Equisite Taste之實益擁有人；(b)李澤鉅乃 貴公司執行董事及一致行動人士；(c)麥理思、甘慶林、洪小蓮、鍾慎強、葉德銓、鮑綺雲及吳佳慶乃 貴公司執行董事及受薪僱員；(d)霍建寧及陸法蘭乃和記黃埔有限公司（貴公司持有49.9%股權之聯營公司）之執行董事及 貴公司之非執行董事，為免因雙重身份引起可被視為利益衝突之情況，選擇不加入獨立董事委員會；(e)周年茂任職 貴集團超過二十年，於一九九七年出任非執行董事前，曾出任 貴公司副董事總經理，周先生亦選擇不加入獨立董事委員會，以免因其過去或現在與 貴集團及李先生之淵源而引起可被視為利益衝突之情況；(f)周近智乃一家與李先生有關連之公司董事；及(g)馬世民出任獨立非執行董事前，曾受僱於和記黃埔有限公司多年；現為免因過去或現在與 貴集團及李先生之淵源而引起利益衝突情況，已選擇不加入獨立董事委員會。

吾等在擬備推薦意見時依賴了 貴公司所提供之資料及事實，並假定了向吾等所作之任何陳述在各主要環節上皆為真確、準確及完整，及獨立估值師所作出之估值（即在此所述日期之估值）公平及合理（且向該估值師所給予之資料及作出之陳述在各主要環節上俱為真確及準確），同時可以信賴。吾等亦假設通函所載或所指之一切資料、陳述及意見均為公平合理，且可信賴。董事會告知吾等當中無重大之遺漏，據吾等所知，並無任何致使提供之資料及作出之陳述不真實、不準確或產生誤導之事實或情況存在。吾等無理由懷疑董事會向吾等提供之資料及作出之陳述之真確性、準確性及完整性。各董事願就通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認據彼等所知及所信，並無遺漏任何其他事實，致令通函之任何聲明產生誤導。吾等認為已獲得充分資料以達致有根據之見解，作為吾等合理建議之根據。然而，吾等並無就 貴集團之業務及事務進行獨立深入之調查。



洛希爾父子(香港)有限公司

香港

中環

歷山大廈

16樓

敬啟者：

關連及股份交易

及

申請清洗交易豁免

及漸進購股授權

關於二零零零年五月二十九日發予各股東通函(「通函」)中詳述之收購協議(本函件為通函其中部份)，洛希爾獲　貴公司委任為獨立財務顧問，就收購事項之條款(包括代價股份發行)及授權授予清洗交易豁免及漸進購股授權是否對獨立股東公平合理且符合獨立股東之利益，向獨立董事委員會提供意見。

除文意另有所指外，本函件用語之涵義與通函之釋義相同。

根據上市規則，收購事項(包括代價股份發行)構成　貴公司一項關連交易，因此根據上市規則須於股東特別大會得到獨立股東之批准。收購事項(包括代價股份發行)亦根據上市規則構成一項股份交易。此外，由於根據收購協議發行代價股份會使李先生及其一致行動人士直接持有及根據披露權益條例視為持有之權益於完成收購後由目前之34.9%增至35%以上，以致須根據收購守則第26條提出強制全面收購建議，因此，李先生已向執行理事申請授予清洗交易豁免，惟須在股東特別大會上由獨立股東以書面投票方式批准後方可作實。



長江實業(集團)有限公司

(於香港註冊成立之有限公司)

敬啟者：

關連及股份交易
及
申請清洗交易豁免
及漸進購股授權

吾等已獲委為獨立董事委員會成員，就收購事項、授予清洗交易豁免及漸進購股授權向　閣下提供意見。上述事項詳見二零零零年五月二十九日致　貴公司股東通函(「該通函」)內載之董事會函件。本函為該通函其中部分。除文意另有所指外，本文所用詞彙與該通函所界定者具相同涵義。

敬請參閱洛希爾意見函件(見該通函第19至第28頁)、董事會函件(見該通函第5至第17頁)、以及該通函附錄所載之其他資料。

吾等已考慮洛希爾就收購事項、授予清洗交易豁免及漸進購股授權所經研究過之因素及理由及彼等在這方面之意見(見上述意見函件)。吾等認為，收購事項以及配發及發行代價股份符合　貴公司利益，而收購事項條款對獨立股東而言屬公平合理。此外，鑑於清洗交易豁免及漸進購股授權乃收購事項之先決條件，因此，吾等認為授予清洗交易豁免及漸進購股授權亦符合　貴公司利益，及對獨立股東而言屬公平合理。鑑於此，吾等建議　閣下於股東特別大會上投票贊成將提呈批准收購事項及授予清洗交易豁免及漸進購股授權之普通決議案。

此　致

長江實業(集團)有限公司
列位獨立股東　台照

獨立董事委員會
獨立非執行董事
梁肇漢

獨立非執行董事
葉元章

獨立非執行董事
郭敦禮

二零零零年五月二十九日

(iii)批准漸進購股授權(以投票方式表決)。李先生、其一致行動人士及其聯繫人等(定義見上市規則)由於在收購事項、清洗交易豁免及漸進購股授權中擁有權益(合共持有804,058,406股股份，約佔本公司已發行股本34.9%)，彼等將於投票表決上述決議案時棄權。有關李先生及其一致行動人士之持股量其他詳情，請參閱附錄四「權益披露」一節。

本文件隨附股東特別大會適用之代表委任表格。無論 閣下能否出席股東特別大會，務請按代表委任表格上印備之指示填妥表格，並盡快而無論如何須於股東特別大會指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港皇后大道中二號長江集團中心七樓。 閣下填妥及交回代表委任表格後，仍可親自出席股東特別大會及其任何續會，並於會上投票。

13. 推薦意見

務請 閣下留意(i)本通函所載獨立董事委員會函件，內載獨立董事委員會就批准及追認收購協議、授權配發及發行代價股份及批准授予清洗交易豁免及漸進購股授權各事項向獨立股東作出之推薦意見；及(ii)本通函所載洛希爾函件，載有洛希爾就收購事項、授予清洗交易豁免及漸進購股授權向獨立董事委員會提供之意見以及洛希爾作出其意見之主要考慮因素及理由。

14. 其他資料

同時請 閣下留意於本通函附錄三所載有關本公司之財務資料、附錄一所載由DTZ就物業項目進行之物業估值、本通函附錄二所載由戴德梁行就本公司、其附屬公司及部份聯營公司之物業權益進行之估值，以及本通函四所載之一般資料。

此 致

列位獨立股東 台照

代表
長江實業(集團)有限公司
執行董事
葉德銓

二零零零年五月二十九日

擔實屬一致。李先生可能按收購守則26條增購股份。但李先生暫無定出其本人有意達致之特定持股量。李先生已確認有意透過其全資實益擁有之公司持有代價股份作為長期投資。李先生現擬於完成收購後維持本公司之業務不變。此外，李先生現時無意改變本公司之管理層而本公司亦擬繼續聘任其現有僱員。於最後實際可行日期，李先生無意改變本公司之業務，包括重新調動本公司之固定資產。

10. 一九九九年度業績回顧

截至一九九九年十二月三十一日止年度，本集團之經審核綜合除稅後純利約達59,373,000,000港元，較截至一九九八年十二月三十一日止年度約6,112,000,000港元增加約871%。有關增幅大致由於一九九九年之應佔聯營公司業績，包括本集團因和記黃埔有限公司出售Orange plc股權而產生之應佔溢利約57,665,000,000港元（經調整本集團之有關置存成本）增加所致。截至一九九九年十二月三十一日止年度，每股盈利約為25.84港元，較截至一九九八年十二月三十一日止年度約2.66港元增加約871%。截至一九九九年十二月三十一日止年度之營業額達約8,193,000,000港元，較截至一九九八年十二月三十一日止年度約11,865,000,000港元減少約31%。有關減幅大致由於一九九九年度之物業銷售所得款項約7,371,000,000港元較一九九八年度約10,984,000,000港元減少所致。於一九九九年十二月三十一日，本集團之資產淨值總額約為141,743,000,000港元。每股資產淨值於一九九九年十二月三十一日約達61.69港元。有關本集團之其他財務資料，請參見附錄三。

11. 上市申請

本公司將向聯交所上市委員會提呈代價股份之上市及買賣申請。

12. 股東特別大會

本通函第290頁至第292頁列載本公司訂於二零零零年六月十四日（星期三）下午二時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行之股東特別大會之通告，會上將提呈普通決議案以考慮及酌情(i)批准及追認收購協議及授權配發及發行代價股份；(ii)批准清洗交易豁免（以投票方式表決）；及

(h) 就收購協議所指交易獲取或進行所需或恰當之授權、登記、存檔、牌照、確覆、認可、裁定、決定、同意、准許及批准。

8. 清洗交易豁免及漸進購股授權

李先生及其一致行動人士持有本公司之股份數目，將因發行及配發代價股份，由佔本公司現有已發行股本約34.9%增至佔緊隨完成收購後本公司擴大後已發行股本逾35%，因而須按收購守則第26條提出強制收購建議(獲執行理事給予豁免除外)。董事已接獲李先生通知，謂已於二零零零年五月二十三日就此向執行理事提出申請清洗交易豁免，執行理事已表示會授予清洗交易豁免，惟有關豁免仍須待獨立股東於股東特別大會上以投票表決方式批准後方可作實。

收購守則第26.1條註釋15規定，當公司之獨立股東已豁免提出全面收購之規定，獲豁免之有關人士(連同與其一致行動之人士)不得在緊隨有關收購後十二個月期間購入該公司額外投票權，除非該項增購獲獨立股東以另行投票表決方式批准則除外。股東特別大會上將會提呈一項決議案，以授權李先生及其一致行動人士於緊隨代價股份配發及發行日期後十二個月期間額外購入股份。收購守則第26.1條註釋15亦規定，倘未能取得漸進購股授權，根據收購守則，李先生及其一致行動人士將被視為擁有最低百分比之股份持有量(相等於(i)35%；與(ii)李先生及其一致行動人士於緊隨代價股份配發及發行日期後之持股百分比少5%兩者之較高者)。因此，李先生及其一致行動人士可在高出35%水平之5%範圍內自由買賣投票權而不會引致收購守則規定之強制性收購。然而，倘獲得獨立股東之漸進購股授權，則李先生及其一致行動人士於緊隨發行代價股份後之十二個月期間內，將可自由購入及出售投票權，數量可在高出緊隨發行代價股份後彼等於本公司已發行股本中所持之權益百分比之5%範圍為限。

9. 未來意向

李先生認為，由於物業項目之權益將透過本公司合併，因此收購事項符合本公司長遠利益。李先生增持股份一事與李先生對本公司及其業務之信念及承

7. 收購事項之條件

本公司及李先生完成收購事項之責任，在下列條件於二零零零年八月三十一日或李先生及本公司另行議定之日期或之前達成(或李先生豁免下列第(e)項條件，此項條件為李先生唯一保留權利豁免之條件)後，方須履行：

(a) 獨立股東須於股東特別大會上通過普通決議案批准收購事項、收購協議訂明之代價股份配發及發行以及收購協議所指之其他交易。召開會議及獲取批准乃依據上市規則或聯交所另行規定而進行；

(b) 執行理事授予清洗交易豁免；

(c) 聯交所上市委員會批准代價股份上市及買賣，不論無條件或附帶李先生及本公司未有合理理由反對之條件；

(d) 獨立股東於股東特別大會上以投票表決方式通過決議案(按收購守則第26條之豁免註釋1所規定或證監會同意之其他規定)，批准豁免李先生(及／或其一致行動人士)因收購事項、收購協議訂明之代價股份發行及配發，及／或收購協議所指之其他交易而須提出強制收購全部股份之責任；

(e) 按收購守則第26.1條註釋15規定，獨立股東於股東特別大會上以投票表決方式另行通過決議案批准李先生及／或其一致行動人士於緊接發行代價股份後十二個月期間購入額外股份；

(f) 按規定須獲新加坡市區重建局就物業項目之土地同意收購協議所指之交易進行；

(g) 大多數貸款人同意及豁免因收購協議所指交易而導致未履行銀行貸款協議之責任規定，並解除李先生依據或有關銀行貸款協議及李先生按銀行貸款協議就若干責任所提供之擔保而須履行之一切責任；及

若果真出現減幅以致李先生被要求履行賠償保證之責任，則本公司將就此作出公佈，及非執行董事將就李先生是否已履行其根據上述賠償保證之責任表達意見。上述資料亦會載入本公司於作出公佈後之下一期年報。

6. 進行收購事項之理由

本公司及其附屬公司主要從事物業發展及投資、地產代理、樓宇管理及證券投資。

本公司為香港首要地產發展商之一，在本港及海外發展優質之多層住宅物業素有經驗。董事相信此等專長有利本公司發展有關物業項目，待該項目落成後更可提升本公司之整體回報。

此外，新加坡住宅地產市場自九八年後期漸見復甦，收購事項有利本公司鞏固其於新加坡之物業發展業務，並貫徹本公司把握良機積極拓展土地儲備之策略。

再者，鑑於李先生將保證就若Equisite Taste綜合有形資產淨值（見上文第5段）有所減少，向本公司作出賠償。董事認為收購事項對本公司而言風險甚微。

整體而言，董事認為收購事項符合本公司及其股東之利益。

董事又認為，經計及須對物業項目提供本身所佔比重之建造資金外，收購事項在短期內不會對本集團財政狀況構成重大影響。經計及物業項目現時估計工程成本（包括土地、建築及融資成本）為1,100,000,000新加坡元（約4,960,000,000港元），而其中約900,000,000新加坡元（約4,059,000,000港元）已經支付，以及本公司財政狀況，董事認為，本公司透過內部資源或沿用目前銀行貸款或另覓新融資安排各方面，將具備充足資源按本身所佔比重以應物業項目資金需求。

假設代價股份之配發價為每股79.75港元，則根據收購協議發行之代價股份數目將為18,608,098股，相等於本公司現有已發行股本約0.81%及其擴大後已發行股本約0.80%。

總代價乃經李先生與本公司按公平原則磋商議定，並相等於二零零零年五月十六日之股東貸款面值相等於約1,850,000,000港元，以及Equisite Taste於二零零零年五月十六日之未經審核綜合虧絀（經計及少數股東權益）相等於約366,000,000港元之總數。根據Equisite Taste截至二零零零年五月十六日未經審核綜合資產負債表，其股東貸款以外之有形資產淨值約1,484,000,000港元，其中主要為物業項目之權益約2,825,000,000港元（經DTZ於二零零零年五月十六日對物業項目獨立估值後作出物業項目減值準備），及其淨負債（包括少數股東權益）約1,341,000,000港元。董事認為收購事項之條款乃按照正常商業條款釐定。

「完成收購調整」指按Equisite Taste截至二零零零年五月十六日之未經審核綜合資產負債表所列之股東貸款與綜合資產淨值兩者之和及Equisite Taste截至完成收購日期之經審核綜合資產負債表所列之上述兩者之和之間差額而作出之總代價調整，並將由德勤•關黃陳方會計師行負責算定及以現金支付。若因完成收購調整而增加總代價，此增幅將由本公司支付予李先生，及若出現減幅，則由李先生支付予本公司。

5. 賠償保證

李先生已向本公司承諾，就下述Equisite Taste綜合有形資產淨值減少而向本公司作出賠償保證。倘Equisite Taste截至釐定日期（即物業項目獲發最終入伙紙後滿六個月之日）之綜合有形資產淨值少於Equisite Taste於完成收購當日綜合有形資產淨值，李先生須於正式釐定後七天內向本公司支付差額。釐定差額時，將計及經專業估值師估值之物業項目未售出部份之價值、Equisite Taste所作出之分派及發行換取現金之股份，以及Equisite Taste核數師認為適合之任何其他調整。賠償保證不適用於（其中包括）物業項目之發展及銷售以外之事件以及稅項、法規之改變。

以下為物業項目之位置圖。


TANAH MERAH MRT
BEDOK VIEW PRIMARY & SECONDARY
BEDOK THEATRE & CHANGI THEATRE
PRINCESS THEATRE
BEDOK MRT
BEDOK SOUTH PRIMARY & SECONDARY
TO JAPANESE SCHOOL
TO SINGAPORE EXPO & TAMPINES BUSINESS PARK
TEMASEK PRIMARY & SECONDARY
OPERA ESTATE PRIMARY
TEMASEK JUNIOR COLLEGE
CHAI CHEE SECONDARY
SEAFOOD RESTAURANTS
TO AIRPORT
NATIONAL WINDSURFING CENTRE
EAST COAST PARK
ST STEPHEN'S SCHOOL
CAFES
PUBS
RESTAURANTS
COSTA DEL SOL
SIGLAP SECONDARY (FORMER)
ST. ANDREW'S COMMUNITY HOSPITAL
SIGLAP CENTRE
SEKOLAH INDONESIA
TO SHOPPING AT MARINE PARADE
BEDOK JETTY
EAST COAST SAILING CENTRE
FOOD COURT
SEAFOOD CENTRE
ST. PATRICK'S SECONDARY
VICTORIA JUNIOR COLLEGE
CHIJ KATONG CONVENT
EAST COAST PARK
NGEE ANN PRIMARY
TO CITY & CENTRAL BUSINESS DISTRICT
UPPER CHANGI ROAD
NEW UPPER CHANGI ROAD
BEDOK SOUTH ROAD
BEDOK SOUTH AVENUE 3
BEDOK SOUTH AVENUE 1
UPPER EAST COAST ROAD
EAST COAST PARKWAY
EAST COAST PARK SERVICE ROAD
FRANKEL AVENUE
SIGLAP ROAD
MARINE PARADE ROAD
BAYSHORE ROAD

4. 總代價

Equisite Taste全部已發行股本及股東貸款之總代價為1,483,995,826港元，並須作完成收購調整。

根據收購協議，總代價將以發行及配發代價股份之方式支付，並須作完成收購調整，有關調整將以現金支付。代價股份之配發及發行價(當作已繳足論)，相等於股份於緊接召開股東特別大會之日前五個交易日在聯交所錄得之平均收市價，或股份於收購協議簽訂當日在聯交所錄得之收市價(即每股79.75港元)，以較高者為準。

3. 有關所購入資產之資料

Equisite Taste之主要資產為持有Japura Pte Ltd已發行股本之52%權益，而Japura Pte Ltd則持有Japura Development已發行股本之100%權益。Japura Development為一間於新加坡註冊成立之公司，從事發展位於新加坡碧灣路名為旭日灣之物業項目。Equisite Taste截至二零零零年五月十六日之未經審核綜合虧絀約為366,000,000港元。

物業項目落成後將為七幢三十層高連地庫停車場及公用設施之住宅物業，計劃中物業項目之上蓋樓面總面積約為138,908方米，預計分三期落成。物業項目第一期預計於二零零二年年底落成。第二期及第三期分別預計於二零零三年年中及二零零三年年底落成。按獨立專業估值師DTZ報告，物業項目於二零零零年五月十六日之估值為626,500,000新加坡元（約2,825,000,000港元）。有關DTZ就物業項目編製之函件及估值證書載於本通函附錄一。目前物業項目總工程費用（包括土地、建築及融資成本）估計為1,100,000,000新加坡元（約4,960,000,000港元）。物業項目打樁工程已於一九九九年一月完竣，而建築工程已於一九九九年十一月展開。於最後實際可行日期，物業項目已完成約15%，而已支出項目成本約達900,000,000新加坡元（約4,059,000,000港元）。物業項目正以銀行借貸及股東貸款撥付。

根據現行計劃，物業項目將以海洋為主題之豪華型項目推出市場，其設施包括滑浪練習設施、滑浪板擺放處及管理海灣、4米深之潛水池、不規則型渡假式游泳池、奧運會標準長度游泳池、兒童游泳池、滑水梯及按摩池。其他設施包括3個網球場、高爾夫球輕擊區、高爾夫練球場及健身室。

(ii) 以緊接完成收購後本公司擴大後已發行股本為基準


李先生
(附註3)
>35%
本公司
49.9%
和記黃埔有限公司
100%
100%
Juralco Limited
Kamenka Ltd.
100%
Equisite Taste
Investments Limited
24%
24%
52%
Japura Pte Ltd
100%
Japura Development
Pte Ltd

附註：

(1) 部分中層控股公司未在圖中顯示。

(2) 請參見下文標題為「清洗交易豁免」一段。

(3) 李先生及其一致行動人士將會持有本公司擴大後已發行股本逾35%。請參見下文標題為「總代價」一段。

2. 收購事項

根據收購協議，本公司將根據協議所載條款及條件向李先生購入或促使他人購入Equisite Taste之全部已發行股本（現為1股面值1美元之已繳足股份）及股東貸款之權益。

Equisite Taste持有Japura Pte Ltd已發行股本之52%權益，而Japura Pte Ltd則持有Japura Development已發行股本之100%權益。Japura Pte Ltd及Japura Development均於新加坡註冊成立。Japura Pte Ltd為一間投資控股公司，而Japura Development則從事發展位於新加坡碧灣路名為旭日灣之物業項目。

根據收購協議，總代價將以發行及配發代價股份之方式支付，並須作完成收購調整；有關調整將以現金支付。根據收購協議，完成收購日期為收購協議條件全部達成及／或豁免（如適用）後之第三個工作天，預計約為二零零零年六月十九日。

收購事項所涉各方於完成收購前及緊接完成收購後之關係載於下列圖表：

(i) 完成收購前


李先生
34.9%
（附註2）
本公司
49.9%
和記黃埔有限公司
100%
100%
100%
Equisite Taste Investments Limited
Juralco Limited
Kamenka Ltd.
52%
24%
24%
Japura Pte Ltd
100%
Japura Development Pte Ltd

附註：

(1) 部分中層控股公司未在圖中顯示。

(2) 李先生及其一致行動人士持有本公司現有已發行股本約34.9%。

免因彼等與本集團及李先生在過去或目前之淵源或雙重身份而產生任何利益衝突，乃要求豁免加入獨立董事委員會之責任。其他董事並無受委加入獨立董事委員會；因彼等均為本公司之受薪僱員，故不合乎資格出任獨立董事委員會成員。

洛希爾已獲委任就是否批准及追認收購協議、授權配發與發行代價股份及批准授予清洗交易豁免及漸進購股授權是否符合本公司利益及對獨立股東是否公平合理而向獨立董事委員會提供意見。

假設(i)獨立股東於股東特別大會上投票贊成收購事項、發行代價股份及以投票表決方式贊成清洗交易豁免及漸進購股授權；(ii)收購事項經已完成及(iii)代價股份之配發價為每股79.75港元（即股份於收購協議簽訂當日在聯交所錄得之收市價），則根據收購協議發行之代價股份數目將為18,608,098股，相等於本公司現有已發行股本約0.81%及擴大後已發行股本約0.80%。因此，李先生及其一致行動人士合共持有本公司之股份權益，將由佔本公司現有已發行股本約34.9%，增至佔緊接完成收購後本公司擴大後已發行股本約35.5%，而李先生及其一致行動人士不會因此須就收購守則第26條提出全面收購建議。相應地獨立股東之總持股權益，將由佔本公司現有已發行股本約65.1%，攤薄至佔緊接完成收購後本公司擴大後已發行股本約64.5%。

於收購事項公佈日期前之六個月期間，李先生及其一致行動人士並無購入任何股份，及自該公佈以來並無購入或出售任何股份。

本通函旨在為　閣下提供有關收購事項、發行代價股份、清洗交易豁免及漸進購股授權之進一步資料；及列出洛希爾分別就收購事項、發行代價股份、清洗交易豁免及漸進購股授權而向獨立董事委員會發出之意見函件及獨立董事委員會就收購事項、發行代價股份、清洗交易豁免及漸進購股授權提供之推薦及意見，及召開股東特別大會事宜。

Taste全部權益及股東貸款，總代價1,483,995,826港元，全數以發行及配發代價股份予李先生（或其指定人士）之方式支付，惟須作完成收購調整。代價股份將按入賬列作繳足方式配發及發行，每股作價相當於股份於緊接召開股東特別大會之日前五個交易日在聯交所錄得之平均收市價，或股份於收購協議簽訂當日在聯交所錄得之收市價每股79.75港元，以較高者為準。李先生亦同意若Equisite Taste綜合有形資產淨值（見下文第5段）有所減少，向本公司作出賠償保證。

李先生為本公司之董事兼主席，並連同其一致行動人士合共持有804,058,406股股份，約佔本公司現有已發行股本的34.9%，即2,297,556,240股股份。

根據上市規則，收購事項構成本公司一項關連交易，亦為本公司一項股份交易。

李先生及其一致行動人士持有股份數目，將因配發及發行代價股份，由佔本公司現有已發行股本約34.9%，增至佔緊接完成收購後本公司擴大後已發行股本逾35%，因此已向執行理事提出清洗交易豁免之申請，而執行理事已表示會授予清洗交易豁免，惟須待獨立股東於股東特別大會上以投票表決方式批准。

收購協議、配發與發行代價股份及授予清洗交易豁免及漸進購股授權等須獲獨立股東批准，另清洗交易豁免及漸進購股授權方面須以投票表決方式批准後方可作實。

由梁肇漢、葉元章及郭敦禮組成之獨立董事委員會，已獲委任就批准及追認收購協議、授權配發與發行代價股份及批准授予清洗交易豁免及漸進購股授權向獨立股東提供意見。周年茂曾任職本集團逾二十年，其於一九九七年出任本公司非執行董事，在此之前，周先生曾擔任本公司副董事總經理。霍建寧及陸法蘭為和記黃埔有限公司之執行董事及本公司之非執行董事。周近智為一間與李先生有關連之公司董事。馬世民於成為本公司獨立非執行董事之前，曾於和記黃埔有限公司任職多年。周年茂、霍建寧、陸法蘭、周近智及馬世民為



長江實業(集團)有限公司

(於香港註冊成立之有限公司)

主席:
李嘉誠

董事總經理兼副主席:
李澤鉅

副主席:
麥理思

副董事總經理:
甘慶林

董事:

洪小蓮	梁肇漢**
鍾慎強	霍建寧*
葉德銓	陸法蘭*
鮑綺雲	周年茂*
吳佳慶	葉元章**
	周近智**
	馬世民**
	郭敦禮**

* *非執行董事*
** *獨立非執行董事*

註冊辦事處:
香港
皇后大道中2號
長江集團中心7樓

敬啟者:

關連及股份交易

及

申請清洗交易豁免

1. 緒言

於二零零零年五月十七日,董事宣佈本公司及李先生於同日訂立一項收購協議。根據該協議,本公司同意向李先生收購或促使他人收購其持有之Equisite

「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「證監會」	指	證券及期貨事務監察委員會
「股份」	指	本公司股本中每股面值0.50港元之股份
「股東」	指	已發行股份之持有人
「股東貸款」	指	Equisite Taste欠負李先生之免息及憑通知隨時償還之貸款
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「總代價」	指	根據收購事項就Equisite Taste全部已發行股本及股東貸款須支付之總額1,483,995,826港元
「清洗交易豁免」	指	豁免李先生及其一致行動人士因收購協議訂明配發及發行代價股份予李先生(或其指定人士)而須提出強制收購全部股份之責任
「平方呎」	指	平方呎
「平方米」	指	平方米
「港元」	指	香港法定貨幣
「新加坡元」	指	新加坡法定貨幣
「美元」	指	美國法定貨幣

除另有訂明外,新加坡元換算為港元之匯率為1.00新加坡元兑4.51港元,美元換算為港元之匯率為1.00美元兑7.80港元。

「本集團」	指	本公司及其附屬公司及(倘文義另有所指)其聯營公司及／或共同發展公司
「滙豐投資」	指	李先生之財務顧問滙豐投資銀行亞洲有限公司，乃根據證券條例獲豁免之證券商及根據香港法例第155章銀行業條例註冊之持牌銀行
「Japura Development」	指	Japura Development Pte Ltd，一間於一九九七年三月二十一日在新加坡註冊成立之有限公司，由Japura Pte Ltd全資實益擁有
「李先生」	指	本公司董事兼主席李嘉誠先生
「獨立董事委員會」	指	董事會之獨立委員會，獲委任就批准及追認收購協議、授權配發及發行代價股份及批准授予清洗交易豁免及漸進購股授權各事項向獨立股東提供意見
「獨立股東」	指	不涉及收購事項或於其中並無利害關係之本公司獨立股東，不包括李先生、其一致行動人士及其聯繫人等(按上市規則定義)
「最後實際可行日期」	指	二零零零年五月二十五日，即本通函付印前為確認其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「大多數貸款人」	指	定義見銀行貸款協議
「洛希爾」	指	獨立董事委員會之獨立財務顧問洛希爾父子(香港)有限公司，乃根據證券條例註冊之投資顧問
「證券條例」	指	香港法例第333章證券條例

「代價股份」	指	本公司擬於完成收購時就支付總代價向李先生(或其指定人士)配發及發行入賬列作繳足之新股份，每股作價將按緊接召開股東特別大會日期前五個交易日在聯交所錄得之平均收市價或股份於收購協議簽訂當日在聯交所錄得之收市價每股79.75港元(以較高者為準)釐定
「漸進購股授權」	指	李先生及其一致行動人士因應收購守則第26.1條註釋15授權於緊隨代價股份發行日期後十二個月期間另購額外股份
「戴德梁行」	指	專業物業估值師戴德梁行有限公司
「釐定日期」	指	物業項目獲簽發最終入伙紙起計滿六個月當日
「物業項目」	指	位於新加坡碧灣路名為旭日灣之物業發展項目，落成後將為七幢三十層高連地庫停車場及公用設施之住宅物業
「董事」	指	本公司董事(不包括李先生及李澤鉅先生)
「DTZ」	指	專業物業估值師DTZ Debenham Tie Leung (Sea) Pte Ltd
「股東特別大會」	指	本公司就收購事項召開之股東特別大會
「Equisite Taste」	指	Equisite Taste Investments Limited，一間於一九九五年三月七日在英屬處女羣島註冊成立之有限公司，由李先生全資實益擁有
「執行理事」	指	證監會公司財務部執行理事及其代表

在本通函內，除文義另有所指外，下列詞語具有下列涵義：

「收購事項」	指	由本公司或本公司促使他人向李先生收購Equisite Taste全部已發行股本及股東貸款
「收購協議」	指	本公司與李先生就收購事項而於二零零零年五月十七日訂立之有條件協議
「銀行貸款協議」	指	就一項712,000,000美元（約5,553,600,000港元）定期貸款及循環信貸而於一九九七年四月二十九日訂立之貸款協議，訂約各方為(1)作為借款人之Japura Pte Ltd、(2)貸款協議訂明作為協辦籌辦人、貸款B之貸款人、籌辦人、聯席籌辦人、牽頭經辦人、聯席牽頭經辦人及貸款人之銀行及財務機構及(3)作為代理人之CEF (Capital Markets) Limited
「BNP百富勤」	指	本公司之財務顧問法國國家巴黎百富勤融資有限公司，乃根據證券條例註冊之投資顧問
「本公司」	指	長江實業（集團）有限公司，一間在香港註冊成立之有限公司，其股份於聯交所上市
「完成收購」	指	完成收購協議，預計完成日期為或約為二零零零年六月十九日或李先生及本公司另行議定之日期
「完成收購調整」	指	按Equisite Taste截至二零零零年五月十六日之未經審核綜合資產負債表所列之股東貸款與綜合有形資產淨值兩者之和及Equisite Taste截至完成收購日期之經審核綜合資產負債表所列之上述兩者之和之間差額而作出之總代價調整
「一致行動人士」	指	參照收購守則內「一致行動人士」之定義

目錄

頁次

本通函乃要件 請即處理

閣下如對本通函各方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下之所有長江實業(集團)有限公司股份，應立即將本通函連同隨附之代表委任表格交予買主、或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



長江實業(集團)有限公司

(於香港註冊成立之有限公司)

關連及股份交易
及
申請清洗交易豁免

長江實業(集團)有限公司之財務顧問

BNP百富勤

法國國家巴黎百富勤融資有限公司

李嘉誠先生之財務顧問

滙豐

滙豐投資銀行亞洲有限公司

獨立董事委員會之獨立財務顧問



洛希爾父子(香港)有限公司

獨立董事委員會之函件列載於本通函第18頁。

獨立董事委員會之獨立財務顧問洛希爾父子(香港)有限公司之函件列載於本通函第19頁至第28頁。

長江實業(集團)有限公司謹訂於二零零零年六月十四日(星期三)下午二時三十分，假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，召開大會之通告載於本通函第290頁至第292頁。無論 閣下能否出席股東特別大會，務請按照隨附之代表委任表格上印備之指示填妥並盡速交回該表格，惟無論如何須於大會或其任何續會指定舉行時間四十八小時前交回。 閣下交回代表委任表格後仍可親身出席大會及其任何續會，並於會上投票。

二零零零年五月二十九日

(15)

L Notices



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEUNG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED AND SHARE TRANSACTION AND APPLICATION FOR A WHITEWASH WAIVER

This announcement is further to the announcements of the Company dated 17th May, 2000 and 29th May, 2000 and the Circular of the Company dated 29th May, 2000.

At the EGM of the Company held on 14th June, 2000, all ordinary resolutions proposed, including the ordinary resolutions to (i) approve and ratify the Acquisition Agreement and to authorise the allotment and issue of the Consideration Shares; (ii) approve the Whitewash Waiver by way of a poll; and (iii) approve the Creeper Authorisation by way of a poll, have been passed by the Independent Shareholders.

Terms defined in the circular of Cheung Kong (Holdings) Limited (the "Company") dated 29th May, 2000 (the "Circular") shall have the same meanings when used in this announcement unless otherwise stated.

The Directors refer to the announcements of the Company dated 17th May, 2000 and 29th May, 2000 and the Circular of the Company dated 29th May, 2000 in relation to the Acquisition, the Whitewash Waiver and the Creeper Authorisation.

At the EGM held today, all ordinary resolutions as contained in the notice of the EGM set out in the Circular have been passed by the Independent Shareholders including the ordinary resolutions to (i) approve and ratify the Acquisition Agreement and to authorise the allotment and issue of the Consideration Shares, (ii) approve the Whitewash Waiver and (iii) approve the Creeper Authorisation. About 99.16% and about 99.63% of the votes casted by the Independent Shareholders present in person or by proxy or by a duly authorised representative at the EGM voted by way of poll in favour of the ordinary resolutions in respect of the Whitewash Waiver and the Creeper Authorisation respectively.

All conditions precedent to Completion have been satisfied. Pursuant to the Acquisition Agreement and upon Completion, 18,608,098 Consideration Shares will be issued to Mr. Li (or as he may direct) at a price of HK$79.75 per Share, which is the higher of the closing price of HK$79.75 per Share at the date of the Acquisition Agreement and the average closing price of HK$79.30 per Share over the five trading days immediately before the date of the EGM. Completion is expected to take place on 19th June, 2000.

Upon Completion, Mr. Li and his Concert Parties will hold 822,666,504 Shares. The issue of the Consideration Shares will result in an increase in the shareholding of Mr. Li and his Concert Parties from about 34.9 per cent. of the existing issued share capital of the Company prior to the Acquisition to about 35.5 per cent. of the issued share capital of the Company as enlarged by the issue of the Consideration Shares.

By Order of the Board of
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

Hong Kong, 14th June, 2000

The Directors, including Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

16



CHEUNG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED AND SHARE TRANSACTION AND APPLICATION FOR A WHITEWASH WAIVER

This announcement is further to the announcements of the Company dated 17th May, 2000 and 29th May, 2000, the Circular of the Company dated 29th May, 2000 and the announcement of the Company dated 14th June, 2000.

The Acquisition, including the allotment and issue of 18,608,098 Consideration Shares at a price of HK$79.75 per Share to a company wholly and beneficially owned by Mr. Li, was completed today. As a result, Mr. Li and his Concert Parties now hold 822,666,504 Shares, representing about 35.5 per cent. of the issued share capital of the Company as enlarged by the issue of the Consideration Shares.

Terms defined in the circular of Cheung Kong (Holdings) Limited (the "Company") dated 29th May, 2000 (the "Circular") shall have the same meanings when used in this announcement unless otherwise stated.

The Directors refer to the announcements of the Company dated 17th May, 2000 and 29th May, 2000, the Circular of the Company dated 29th May, 2000 and the announcement of the Company dated 14th June, 2000 in relation to the Acquisition, the Whitewash Waiver and the Creeper Authorisation.

The Directors are pleased to announce that Completion has taken place today.

As a result of the Acquisition, 18,608,098 Consideration Shares have been issued to a company wholly and beneficially owned by Mr. Li. Mr. Li and his Concert Parties now hold 822,666,504 Shares, representing about 35.5 per cent. of the issued share capital of the Company as enlarged by the issue of the Consideration Shares.

By Order of the Board of
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

Hong Kong, 19th June, 2000

The Directors, including Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



17

PRESS RELEASE 新聞稿

委任董事

本公司欣然宣佈由二零零零年七月一日起委任趙國雄先生爲本公司執行董事。趙先生現爲長江實業地產投資有限公司董事，負責集團之投資物業項目、物業買賣交易及海外物業發展。

長江實業(集團)有限公司

二零零零年六月三十日

Appointment of Director

The Company is pleased to announce the appointment of Mr. Chiu Kwok Hung, Justin as an Executive Director of the Company with effect from 1st July, 2000. Mr. Chiu is a Director of Cheung Kong Real Estate Limited and is responsible for the investment property portfolio, property dealings and overseas property developments of the Group.

Cheung Kong (Holdings) Limited

30th June, 2000

LM/g1/ckh.press release/p1

CHEUNG KONG (HOLDINGS) LIMITED

INTERIM REPORT FOR 2000

HIGHLIGHTS

	Six months ended 30/6/2000	Six months ended 30/6/1999
	HK$Million	HK$Million
Profit attributable to shareholders	17,395	4,920
Earnings per share	HK$7.57	HK$2.14
Dividends per share	HK$0.38	HK$0.33

- Continuing quality and value enhancement of properties to strengthen further our position in the property market
- Active expansion into the property markets of the Mainland and overseas countries through suitable investments
- Vigorous new technology development through strategic alliances with promising partners
- Strategic investments through the Hutchison Whampoa Group are accomplishing our goal of globalisation and diversification

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated net profit after tax for the first half of 2000 amounted to HK$17,395 million. Earnings per share were HK$7.57, representing an increase of 254% as compared to the same period last year. The unaudited consolidated profit and loss account for the six months ended 30th June, 2000 and the comparisons with the same period last year are set out in the accompanying table.

INTERIM DIVIDEND

The Directors have decided to pay an interim dividend for 2000 of HK$0.38 per share (HK$0.33 per share in 1999) to shareholders whose names appear on the Register of Members of the Company on 19th October, 2000. The dividend shows an increase of 15% over that of last year, and will be paid on 20th October, 2000.

BUSINESS REVIEW

1. **Projects Completed in the First Half Year of 2000:**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Manhattan Heights	Marine Lot No. 245 s.E, R.P., s.B R.P., s.B ss. 1 R.P., s.B ss. 2 and s.B ss. 1 s.A	29,820	41.8%
Peninsula Heights	New Kowloon Inland Lot No. 5104	21,300	50%
Costa del Sol, Laguna Verde	Kowloon Inland Lot No. 11056	95,421	Joint Venture
Monte Vista	Sha Tin Town Lot No. 446	129,125	50%
Sheffield Villas	Lot No. 4295 in D.D. 124, Yuen Long	4,032	50%

2. **Projects Scheduled for Completion during the Second Half Year:**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Shopping Arcade, Laguna Verde	Kowloon Inland Lot No. 11056	25,338	Joint Venture
University Court	Section A of New Kowloon Inland Lot No. 2491	4,072	100%
No. 1 Star Street	Section A of Inland Lot No. 2837	9,320	100%

3. **New Acquisitions and Joint Developments and Other Major Events:**

(1) In January 2000, the Group, Hutchison Whampoa Limited, The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited announced the formation of a joint venture called iBusinessCorporation.com to facilitate e-commerce businesses on the Internet.

Despite a major correction in the property market, the Group's profitability is ensured primarily based on the diversified and steady streams of profit contribution from the associated Hutchison Whampoa Group. Overseas businesses of the Hutchison Whampoa Group reported continuing good results with solid returns laying a strong platform for global expansion. A string of promising overseas investments were added during the period, reflecting again the focus of the Hutchison Whampoa Group on expanding its hi-tech investments and other core businesses around the globe, and demonstrating its traditional discipline of seizing growth opportunities while maintaining stability. Complementing its quality portfolio of local and overseas businesses, these investments will support the future growth of the Group and drive it towards new dimensions of development.

Hong Kong is expected to maintain the momentum for a strong economic recovery in the second half of 2000. China's impending admission to WTO and Hong Kong's ongoing technological development will present tremendous business opportunities for the local market. The Group is well poised to capture these opportunities for further investments in all areas, and is confident that both Hong Kong and the Mainland can look forward to a more promising economic future.

In the face of intensifying competition from market globalisation, the Group's focus on diversification and global expansion will be the cornerstone sustaining the competitive edge for its solid growth. With its innovative business strategies, prudent financial management and well established reputation, the Group will continue to enhance its existing core businesses, while capitalising on the synergies produced by various businesses in different arenas and geographical locations. I am fully confident about the medium and long term prospects for the Cheung Kong Group.

I take this opportunity to extend my thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 24th August, 2000

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June, 2000. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during this period.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June, 2000

	Note	Six months ended 30/6/2000	Six months ended 30/6/1999
		HK$Million	HK$Million
Turnover			
Group activities		4,550	[illegible]
Share of property sales of jointly controlled entities		2,890	3,125



Vision into Action

CHEUNG KONG (HOLDINGS) LIMITED | Interim Report 2000

CHEUNG KONG (HOLDINGS) LIMITED
NOTICE OF PAYMENT
OF INTERIM DIVIDEND, 2000

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated net profit after tax for the six months ended 30th June, 2000 amounted to HK$17,395 million which represents earnings of HK$7.57 per share. The Directors have resolved to pay an interim dividend for 2000 of HK$0.38 per share to shareholders whose names appear on the Register of Members of the Company on 19th October, 2000. The dividend will be paid on 20th October, 2000.

The Register of Members of the Company will be closed from Thursday, 12th October, 2000 to Thursday, 19th October, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 11th October, 2000.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 24th August, 2000

CHEUNG KONG (HOLDINGS) LIMITED
INTERIM REPORT FOR 2000

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated net profit after tax for the first half of 2000 amounted to HK$17,395 million. Earnings per share were HK$7.57, representing an increase of 254% as compared to the same period last year. The unaudited consolidated profit and loss account for the six months ended 30th June, 2000 and the comparisons with the same period last year are set out in the accompanying table.

INTERIM DIVIDEND

The Directors have decided to pay an interim dividend for 2000 of HK$0.38 per share (HK$0.33 per share in 1999) to shareholders whose names appear on the Register of Members of the Company on 19th October, 2000. The dividend shows an increase of 15% over that of last year, and will be paid on 20th October, 2000.

BUSINESS REVIEW

1. Projects Completed in the First Half Year of 2000:

Name	Location	Total Gross Floor Area	Group's Interest
		(sq. m.)	
Manhattan Heights	Marine Lot No. 245 s.E, R.P., s.B R.P., s.B ss. 1 R.P., s.B ss. 2 and s.B ss. 1 s.A	29,820	44.8%
Peninsula Heights	New Kowloon Inland Lot No. 5104	21,300	50%
Costa del Sol Laguna Verde	Kowloon Inland Lot No. 11056	95,421	Joint Venture
Monte Vista	Sha Tin Town Lot No. 446	129,125	50%
Sheffield Villas	Lot No. 4295 in D.D. 124 Yuen Long	4,032	50%

2. Projects Scheduled for Completion during the Second Half Year:

Name	Location	Total Gross Floor Area	Group's Interest
		(sq. m.)	
Shopping Arcade Laguna Verde	Kowloon Inland Lot No. 11056	25,338	Joint Venture
University Court	Section A of New Kowloon Inland Lot No. 2491	4,072	100%
No. 1 Star Street	Section A of Inland Lot No. 2837	9,320	100%

3. New Acquisitions and Joint Developments and Other Major Events:

(1) In January 2000, the Group, Hutchison Whampoa Limited, The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited announced the formation of a joint venture called iBusinessCorporation.com to facilitate e-commerce businesses on the Internet.

(2) In February 2000, a joint venture company equally owned by the Group and Hutchison Whampoa Limited acquired two properties in Cairnhill Circle, Singapore to be redeveloped together for residential purposes. The site area is approximately 14,600 sq. m. and the total gross floor area is about 40,870 sq. m. Completion is scheduled for 2003.

(3) In May 2000, an associated company which is 50% owned by the Group successfully bid for New Kowloon Inland Lot No. 6275, West Kowloon Reclamation Area at a Government auction. With an area of approximately 16,000 sq. m., the site is earmarked for a residential/commercial complex estimated to have a total developable gross floor area of about 134,900 sq. m. Completion is scheduled for 2003.

(4) In May 2000, the Company entered into an agreement with Mr. Li Ka-shing to acquire from him his 52% interest in the property development known as Costa del Sol in Singapore at a total consideration of about HK$1,484 million. The transaction was approved by shareholders at the Extraordinary General Meeting of the Company on 14th June, 2000 and was completed on 19th June, 2000. The consideration was satisfied by the issue of a total of 18,608,098 shares of the Company at a price of HK$79.75 per share. Together with the 24% interest originally held by the Company in the project, the Company now holds a total of 76% interest in the project.

(5) In June 2000, the Group completed the agreement with the owner to purchase the Tiger Balm Garden, Tai Hang. The site area of Inland Lot No. 5330 RP and the Extension thereto and Inland Lot No. 3564 and the Extensions thereto is about 8,600 sq. m. Lease modification is in progress.

(6) In August 2000, the Group obtained approval from the Town Planning Board for a planning application for various lots in DD11, Fung Yuen, Tai Po for a residential development. Total developable gross floor area for Phase I development is approximately 80,000 sq. m. Further design and planning are underway. Preparation for land exchange is also in progress.

(7) Approvals from the Town Planning Board were obtained for the Group's planning applications for various lots in DD110, Shek Kong and various lots in DD106, Yuen Kong. Both for residential purposes, the two sites have an area of about 26,000 sq. m. and 18,000 sq. m. respectively. Lease modification is in progress for the sites.

(8) During the period under review, the Group continued its policy of acquiring agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(9) The Group's property projects in the Mainland have been progressing on schedule, with satisfactory results both for sale and leasing.

4. Major Associated Company:

The associated Hutchison Whampoa Group recorded net profits after tax for the half year ended 30th June, 2000 of HK$31,126 million, representing an increase of 326% as compared to HK$7,313 million for the same period in 1999.

PROSPECTS

Hong Kong witnessed an encouraging growth in GDP during the first half of 2000. Escalating exports, improving internal demand and a reducing unemployment rate have kept its steady economic recovery on track, paving the way for a healthy economic transformation.

The local property market has stabilised in recent months following more than one year of consolidation in residential prices. The market outlook remains positive given a reasonable supply of land, stronger economic growth, and increasing employment. An improved supply-and-demand equilibrium is fundamental in supporting a healthier market that is less prone to volatility.

The Group always strives to strengthen its well established position in the property market with a major focus on developing large-scale projects that blend quality materials, sophisticated facilities and value added services. In line with this strategy, the Group is active in seizing suitable opportunities through channels such as direct land purchase and premium negotiations to acquire sizeable prime sites for future development. With its rich cash flow and strong financial strength, the Group is well placed to expand its land bank enhancing further its solid foundation for future growth.

Both the occupancy rate and rentals for grade-A commercial buildings such as The Center, one of the Group's flagship properties, have enjoyed satisfactory growth during the period, primarily fueled by increasing demand for office space from the high-technology sector. The Group will see a significant rise in its rental floor areas and further strengthening of its solid base of recurrent earnings as it continues to expand its quality portfolio of rental properties.

The Group is dedicated to expanding its market globally while further reinforcing its property business in Hong Kong. Selective investments are being explored and made in the Mainland and abroad to tap the potential of the property markets in those areas.

The recent restructuring of local Internet companies is positive as it helps to rationalise the information technology business and facilitates healthier development. Good progress has been made by the Group's new technology businesses. The Group will continue to foster its expansion through strategic alliances with promising partners both locally and globally in order to seize the investment opportunities arising from the information revolution. We are optimistic about the prospects for our businesses in the new technology arena.

Despite a major correction in the property market, the Group's profitability is ensured primarily based on the diversified and steady streams of profit contribution from the associated Hutchison Whampoa Group. Overseas businesses of the Hutchison Whampoa Group reported continuing good results with solid returns laying a strong platform for global expansion. A string of promising overseas investments were added during the period, reflecting again the focus of the Hutchison Whampoa Group on expanding its hi-tech investments and other core businesses around the globe, and demonstrating its traditional discipline of seizing growth opportunities while maintaining stability. Complementing its quality portfolio of local and overseas businesses, these investments will support the future growth of the Group and drive it towards new dimensions of development.

Hong Kong is expected to maintain the momentum for a strong economic recovery in the second half of 2000. China's impending admission to WTO and Hong Kong's ongoing technological development will present tremendous business opportunities for the local market. The Group is well poised to capture these opportunities for further investments in all areas, and is confident that both Hong Kong and the Mainland can look forward to a more promising economic future.

In the face of intensifying competition from market globalisation, the Group's focus on diversification and global expansion will be the cornerstone sustaining the competitive edge for its solid growth. With its innovative business strategies, prudent financial management and well established reputation, the Group will continue to enhance its existing core businesses, while capitalising on the synergies produced by various businesses in different arenas and geographical locations. I am fully confident about the medium and long term prospects for the Cheung Kong Group.

I take this opportunity to extend my thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 24th August, 2000

Consolidated Profit and Loss Account

For the six months ended 30th June, 2000

	Note	Six months ended 30/6/2000 HK$ Million	30/6/1999 HK$ Million
Turnover	(1)		
Group activities		**4,550**	773
Share of property sales of jointly controlled entities		**2,890**	3,325
		7,440	4,098
Group profit		**1,884**	402
Share of results of jointly controlled entities		**59**	982
Operating profit		**1,943**	1,384
Share of results of associates	(2)	**15,967**	3,894
Profit before taxation		**17,910**	5,278
Taxation	(3)	**(575)**	(360)
Profit after taxation		**17,335**	4,918
Minority interests		**60**	2
Profit attributable to shareholders		**17,395**	4,920
Interim dividend		**(880)**	(758)
Profit for the period retained		**16,515**	4,162
Earnings per share	(4)	**HK$7.57**	HK$2.14
Dividends per share		**HK$0.38**	HK$0.33

Notes:

(1) Turnover

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

(2) Share of results of associates

The share of results of associates for the period included the Group's share of profit of HK$24,985 million arising from disposal of the shareholding in Mannesmann AG by Hutchison Whampoa Limited and the Group's share of a provision of HK$14,991 million for the overseas investments made by Hutchison Whampoa Limited.

(3) Taxation

	2000 **HK$ Million**	*1999* HK$ Million
Company and subsidiaries		
Hong Kong profits tax	**215**	11
Overseas tax	**(7)**	–
Jointly controlled entities		
Hong Kong profits tax	**13**	130
Overseas tax	**11**	13
Associates		
Hong Kong profits tax	**172**	136
Overseas tax	**171**	70
	575	360

Hong Kong profits tax is provided for at the rate of 16% (1999 – 16%) on the estimated assessable profits for the period. Overseas taxation is provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

(4) Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders and on the weighted average of 2,298,783,148 shares (1999 – 2,297,556,240 shares) in issue during the period.

DIRECTORS' INTERESTS

As at 30th June, 2000, the interests of the Directors in the shares or debentures of the Company and its associated corporations as required to be recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

(a) Interests in the Company

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	62,741,098 (Note 1)	771,705,406 (Note 2)	834,446,504
Li Tzar Kuoi, Victor	220,000	–	500,000	771,705,406 (Note 2)	772,425,406
George Colin Magnus	56,000	10,000	–	150,000 (Note 4)	216,000
Kam Hing Lam	10,000	–	–	–	10,000
Hung Siu-lin, Katherine	20,000	–	–	–	20,000
Leung Siu Hon	628,100	64,500	–	–	692,600
Yeh Yuan Chang, Anthony	–	384,000	–	–	384,000
Chow Kun Chee, Roland	65,600	–	–	–	65,600

(b) Interests in Associated Corporations

Hutchison Whampoa Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	2,139,002,773 (Note 3)	2,139,002,773
Li Tzar Kuoi, Victor	–	–	971,000	2,139,002,773 (Note 3)	2,139,973,773
George Colin Magnus	880,000	9,900	–	–	889,900
Leung Siu Hon	11,000	28,600	–	–	39,600
Fok Kin-ning, Canning	962,597	–	38,500 (Note 6)	–	1,001,097
Chow Nin Mow, Albert	97	–	–	–	97
Chow Kun Chee, Roland	49,931	–	–	–	49,931
Simon Murray	16,000	–	–	–	16,000

Cheung Kong Infrastructure Holdings Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,912,109,945 (Note 5)	1,912,109,945
Li Tzar Kuoi, Victor	–	–	–	1,912,109,945 (Note 5)	1,912,109,945
Kam Hing Lam	100,000	–	–	–	100,000

Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, by virtue of their interests in the share capital of the Company as described in Note 2 and as Directors of the Company are deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SDI Ordinance.

Also by virtue of their interests as discretionary beneficiaries of certain discretionary trusts as described in Note 2 and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the shares of the following subsidiaries and associated companies of the Company held by Li Ka-Shing Unity Trustee Company Limited (and companies it controls) as trustee of The Li Ka-Shing Unity Trust:

Subsidiary	**Number of Ordinary Shares**
Beautiland Company Limited	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
Tsing-Yi Realty, Limited	945,000

Associated Company	**Number of Ordinary Shares**
Believewell Limited	1,000
Queboton Limited	1,000

In addition, Mr. Li Ka-shing is deemed to be interested in 3 shares of Tosbo Limited, a subsidiary of the Company, and 2 shares of Rasam Limited, an associated company of the Company, by virtue of his interest through his private companies.

Notes:

1. Such shares are held by certain companies in which Mr. Li Ka-shing is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings.

2. The two references to 771,705,406 shares relate to the same block of shares in the Company. Such shares are held by Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and by companies controlled by TUT as trustee of the LKS Unity Trust. All issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of TUT and of the trustees of the aforementioned discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited. Mr. Li Ka-shing owns more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited and accordingly is taken to be interested in the 771,705,406 shares in the Company under the SDI Ordinance.

3. The two references to 2,139,002,773 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

   (a) 2,130,202,773 shares held by certain subsidiaries of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note 2 as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard; and

   (b) 8,800,000 shares held by a unit trust. All issued and outstanding units of such unit trust are held by discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of the trustees of the aforementioned unit trust and discretionary trusts are owned by Li Ka-Shing Castle Holdings Limited in which Mr. Li Ka-shing owns more than one-third of its issued share capital and accordingly, Mr. Li Ka-shing is taken to be interested in the 8,800,000 shares in HWL under the SDI Ordinance.

4. Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

5. The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

   (a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor by virtue of their deemed interest in the shares of the Company as discretionary beneficiaries of certain discretionary trusts as described in Note 2 above, are deemed to be interested in such shares of CKI held by the subsidiary of HWL.

   (b) 3,603,000 shares held by Pennywise Investments Limited ("Pennywise") and 1,825,000 shares held by Triumphant Investments Limited ("Triumphant"). Pennywise and Triumphant are companies controlled by TUT as trustee of the LKS Unity Trust. Mr. Li Tzar Kuoi, Victor is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his interests as discretionary beneficiary of certain discretionary trusts as described in Note 2 above and as a Director of CKI. Mr. Li Ka-shing is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his deemed interest in TUT and the trustees of those discretionary trusts as described in Note 2 above.

6. These shares are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

As at 30th June, 2000, Mr. Li Tzar Kuoi, Victor had a corporate interest in a notional amount of HK$25,000,000 in the 8.15% Notes due 2002 and a notional amount of HK$24,000,000 in the 7.50% Notes due 2003 both issued by Cheung Kong Finance Cayman Limited. Such interests are held through a company in which he is entitled to control one-third or more of the voting rights at its general meetings. Further, Mr. Li Tzar Kuoi, Victor's wife had a notional amount of HK$40,000,000 in the 7.50% Notes due 2003 issued by Cheung Kong Finance Cayman Limited.

As at 30th June, 2000, Mr. Fok Kin-ning, Canning had a personal interest in 100,000 ordinary shares in Hutchison Telecommunications (Australia) Limited, and a corporate interest in a notional amount of US$11,000,000 in the 6.95% Notes due 2007 issued by Hutchison Whampoa Finance (CI) Limited. Such interests in the Notes are held through a company which is equally owned by him and his wife.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Apart from the above, as at 30th June, 2000 there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2000, the register required to be kept under Section 16(1) of the SDI Ordinance showed that, in addition to the interests disclosed above in respect of the Directors, the Company has been notified by Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust that each of them is taken to have an interest under the SDI Ordinance in the same 771,705,406 shares of the Company as described in Note 2 above.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June, 2000. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during this period.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

主要股東

根據證券(公開權益)條例第十六條一項而制定之主要股東登記冊所示,於二零零零年六月三十日,除上述披露有關董事持有之權益外,本公司得知,Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分及 Li Ka-Shing Unity Trustee Corporation Limited 以 The Li Ka-Shing Unity Discretionary Trust 信託人身分,根據證券(公開權益)條例,均被視作持有上述附註(二)所指之771,705,406股本公司股份。

購入、出售或贖回股份

截至二零零零年六月三十日止之六個月內,本公司並無贖回任何股份,而本公司或其任何附屬公司亦無購入或出售本公司任何股份。

最佳應用守則

本公司並無任何董事知悉任何資料,足以合理地指出本公司在本中期報告所包括會計期間的任何時間,未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

（五）上述兩處所提及之1,912,109,945股長江基建集團有限公司（「長建」）股份，實指同一股份權益，其中包括：

（甲）1,906,681,945股由和黃一附屬公司持有。本公司之若干附屬公司持有和黃已發行股本超過三分之一。作為上文附註（二）所述若干全權信託之可能受益人而被視為持有本公司之股份權益，李嘉誠先生及李澤鉅先生均被視為持有該和黃附屬公司所持有之該等長建股份權益。

（乙）3,603,000股由Pennywise Investments Limited（「Pennywise」）持有及1,825,000股由Triumphant Investments Limited（「Triumphant」）持有。Pennywise及Triumphant為TUT以LKS Unity Trust之信託人身分控制之公司。作為上文附註（二）所述若干全權信託之可能受益人及身為長建董事，李澤鉅先生被視為持有Pennywise及Triumphant所持有之該等長建股份權益。作為上文附註（二）所述被視為擁有TUT及若干全權信託之信託人之權益，李嘉誠先生被視為持有由Pennywise及Triumphant所持有之長建股份權益。

（六）該等股份乃由一間霍建寧先生及其妻子持有同等權益之公司持有。

於二零零零年六月三十日，一間由李澤鉅先生擁有三分之一以上發行股本之公司持有由Cheung Kong Finance Cayman Limited發行面值為港幣二千五百萬元將於二零零二年到期、息率為8.15釐的票據，及面值為港幣二千四百萬元、將於二零零三年到期、息率為7.50釐的票據。此外李澤鉅先生之妻子持有由Cheung Kong Finance Cayman Limited發行面值為港幣四千萬元、將於二零零三年到期、息率為7.50釐的票據。

於二零零零年六月三十日，霍建寧先生持有100,000股Hutchison Telecommunications (Australia) Limited普通股，另外，霍建寧先生與其妻子持有同等權益之公司則持有面值為一千一百萬美元由Hutchison Whampoa Finance (CI) Limited發行將於二零零七年到期、息率為6.95釐的票據。

若干董事代本公司及其他附屬公司在若干附屬公司受託持有董事資格股份。

除上述外，於二零零零年六月三十日，並無其他權益或優先權記載於按證券（公開權益）條例第二十九條規則而制定之登記冊內。

附註：

（一）該等股份乃由若干由李嘉誠先生擁有三分之一以上發行股本之公司持有。

（二）上述兩處所提及之771,705,406股本公司股份，實指同一股份權益。該股份權益由Li Ka-Shing Unity Trustee Company Limited（「TUT」）以The Li Ka-Shing Unity Trust（「LKS Unity Trust」）信託人身分及其控制之公司持有。LKS Unity Trust所發行之全部信託單位由Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身分及另一全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與兩名女兒，及李澤楷先生。

根據證券（公開權益）條例，李嘉誠先生被視為持有上述之771,705,406股本公司股份，因李嘉誠先生擁有Li Ka-Shing Unity Holdings Limited三分之一以上發行股本，TUT及上述各全權信託之信託人三分之一以上發行股本由Li Ka-Shing Unity Holdings Limited擁有。

（三）上述兩處所提及之2,139,002,773股和記黃埔有限公司（「和黃」）股份，實指同一股份權益，其中包括：

（甲）2,130,202,773股，由本公司若干附屬公司持有。李嘉誠先生及李澤鉅先生作為本公司董事，透過附註（二）所述，其中包括作為該等全權信託之可能受益人身分，被視為持有該等股份權益。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與兩名女兒，及李澤楷先生；及

（乙）8,800,000股，由一單位信託持有。該單位信託所發行之全部信託單位由兩個全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與兩名女兒，及李澤楷先生。

根據證券（公開權益）條例，李嘉誠先生被視為持有上述之8,800,000股和黃股份，因李嘉誠先生擁有Li Ka-Shing Castle Holdings Limited三分之一以上之發行股本，上述各單位信託及全權信託之信託人三分之一以上發行股本，由Li Ka-Shing Castle Holdings Limited擁有。

（四）該股份權益由一信託控制之公司持有，該信託之可能受益人包括麥理思先生。

根據證券(公開權益)條例，李嘉誠先生及李澤鉅先生，作為本公司董事，因被視為持有附註(二)所述之本公司股份，而被視為持有由本公司持有之本公司附屬及聯營公司股份權益。

再者，因作為附註(二)所述若干全權信託之可能受益人及作為本公司董事，李嘉誠先生及李澤鉅先生被視為持有下述本公司附屬公司及聯營公司由 Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分(及其控制之公司)持有之股份權益：

附屬公司	**普通股股數**
美地有限公司	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
青衣地產有限公司	945,000

聯營公司	**普通股股數**
Believewell Limited	1,000
Queboton Limited	1,000

李嘉誠先生因透過其若干私人公司所持有之股份權益而被視為持有本公司附屬公司Tosbo Limited之3股普通股及聯營公司 Rasam Limited 之2股普通股。

（二）相聯公司權益

和記黃埔有限公司

董事			普通股股數		
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	–	2,139,002,773 （附註三）	2,139,002,773
李澤鉅	–	–	971,000	2,139,002,773 （附註三）	2,139,973,773
麥理思	880,000	9,900	–	–	889,900
梁肇漢	11,000	28,600	–	–	39,600
霍建寧	962,597	–	38,500 （附註六）	–	1,001,097
周年茂	97	–	–	–	97
周近智	49,931	–	–	–	49,931
馬世民	16,000	–	–	–	16,000

長江基建集團有限公司

董事			普通股股數		
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	–	1,912,109,945 （附註五）	1,912,109,945
李澤鉅	–	–	–	1,912,109,945 （附註五）	1,912,109,945
甘慶林	100,000	–	–	–	100,000

董事權益

於二零零零年六月三十日，按證券（公開權益）條例第二十九條規則而制定之登記冊所載，董事持有之本公司及相聯公司股份或債券如下：

（一） 本公司權益

董事	普通股股數				
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	62,741,098（附註一）	771,705,406（附註二）	834,446,504
李澤鉅	220,000	–	500,000	771,705,406（附註二）	772,425,406
麥理思	56,000	10,000	–	150,000（附註四）	216,000
甘慶林	10,000	–	–	–	10,000
洪小蓮	20,000	–	–	–	20,000
梁肇漢	628,100	64,500	–	–	692,600
葉元章	–	384,000	–	–	384,000
周近智	65,600	–	–	–	65,600

附註：

（一）營業額

營業額不包括共同發展公司（集團攤佔之物業銷售所得除外）及上市與非上市聯營公司之營業額。

（二）攤佔聯營公司之損益

攤佔聯營公司之損益包括期內集團所佔和記黃埔有限公司出售 Mannesmann AG 股權所得之盈利港幣二百四十九億八千五百萬元及集團所佔和記黃埔有限公司為海外投資作出之撥備港幣一百四十九億九千一百萬元。

（三）稅項

	二零零零	一九九九
	港幣百萬元	港幣百萬元
總公司及附屬公司		
香港利得稅	**215**	11
海外稅項	**(7)**	—
共同發展公司		
香港利得稅	**13**	130
海外稅項	**11**	13
聯營公司		
香港利得稅	**172**	136
海外稅項	**171**	70
	575	360

香港利得稅準備乃根據期內估計應課稅溢利以稅率16%（一九九九年－16%）計算。海外稅項準備乃根據各個別公司估計應課稅溢利以該地之適用稅率計算。

（四）每股溢利

每股溢利乃根據股東應佔溢利，以期內已發行股份之加權平均股數2,298,783,148股（一九九九年－2,297,556,240股）計算。

綜合損益計算表

截至二零零零年六月三十日止六個月

	附註	截至二零零零年六月三十日止六個月 港幣百萬元	截至一九九九年六月三十日止六個月 港幣百萬元
營業額	(一)		
集團業務		**4,550**	773
攤佔共同發展公司之物業銷售		**2,890**	3,325
		7,440	4,098
集團溢利		**1,884**	402
攤佔共同發展公司之損益		**59**	982
營業溢利		**1,943**	1,384
攤佔聯營公司之損益	(二)	**15,967**	3,894
除税前溢利		**17,910**	5,278
税項	(三)	**(575)**	(360)
除税後溢利		**17,335**	4,918
少數股東權益		**60**	2
股東應佔溢利		**17,395**	4,920
中期股息		**(880)**	(758)
期內保留溢利		**16,515**	4,162
每股溢利	(四)	**港幣七元五角七分**	港幣二元一角四分
每股股息		**港幣三角八分**	港幣三角三分

主要聯營公司和記黃埔集團一直為本集團提供穩定及多元化的收益來源，集團雖面對較長的地產調整期，整體收益仍獲保障。和記黃埔集團的海外業務持續蓬勃發展，去年的豐碩成果不僅帶來可觀之溢利貢獻，更為其拓展全球化業務版圖立下穩固據點。期內落實的多項海外投資，一再貫徹和記黃埔集團在世界各地繼續致力拓展資訊科技及其他核心業務之策略，繼續推動集團整體業務跨向更遼闊的領域，但仍堅守「發展中不忘穩健」之大原則。

展望下半年，香港經濟將維持顯著的復甦步伐。中國加入世貿及本地科技繼續發展，將為各行各業提供無限商機，香港及內地經濟將更為蓬勃，而本集團將配合機會，加強各方面之投資。

隨著全球市場一體化，市場競爭將日趨激烈。在持續強化基本核心業務的同時，集團將積極實踐「企業全球化及業務多元化」之策略，把握不同業務範疇及地域所產生之協同效應，以持續集團業務之既有優勢。憑藉創新的業務策略、穩健的財務管理及良好的企業聲譽，集團將朝著全面化的發展方向穩步邁進。本人對長江集團之中期及長期發展均充滿信心。

本人謹藉此機會，對董事會同仁及本集團各部門員工期內之勤奮工作，忠誠服務及貢獻，深表謝意。

主席
李嘉誠

香港，二零零零年八月二十四日

業務展望

踏入千禧年以來，本地生產總值回復增長動力，外貿及內需持續改善，失業率逐步下調，反映整體經濟已由谷底回升，穩步向復甦及經濟轉型前進。

住宅價格經過年多之整固後，市場近月已轉趨穩定。隨著本地經濟復甦及就業情況持續改善，整體物業市場將可穩步向好。樓市的健康發展繫於供求平衡，本港土地維持適量供應將有助物業市場平穩發展。

積極發展規劃完善的大型物業項目，以優質建材、先進設施及增值服務提升物業質素，是集團強化地產業務的一貫策略。集團資金充裕、財務實力雄厚，將把握恰當時機，以補地價或收購等各種方式積極增添地點優越而具規模的土地，持續拓展土地儲備作發展優質物業之用。

優質甲級商廈如集團發展的中環中心，期內受惠於科技公司積極拓展業務，出租率及租金均有理想增長。集團一直致力加強提供穩定收益的投資物業組合，旗下收租樓面面積將持續有顯著擴展，進一步鞏固其經常性溢利基礎。

在致力鞏固本港地產業務之同時，集團亦將物色恰當投資機會，積極拓展內地及海外的物業市場，進一步實踐企業全球化之目標。

本地互聯網公司近期重整架構，將有助鞏固科技行業的基礎，促進其健康發展。集團在拓展高科技業務方面一直進展良好，為把握知識型經濟所帶來的發展機遇，集團將繼續於本港及外地物色優質夥伴，組成聯盟拓展有關業務，預料將有長足發展。

4. 於二零零零年五月，本公司與李嘉誠先生達成協議，向李先生購入其於新加坡物業項目旭日灣的百分之五十二權益，總代價約港幣十四億八千四百萬元。該交易已於二零零零年六月十四日召開之本公司股東特別大會上獲股東通過，並於六月十九日完成。本公司合共發行股份18,608,098股作為有關交易之代價，每股作價港幣79.75元。連同原先持有的百分之二十四權益，本公司現持有該項目合共百分之七十六權益。

5. 於二零零零年六月，本集團與大坑虎豹別墅業主完成買賣協議。該土地為內地段5330號與餘段及其延伸部分及內地段3564號及其延伸部分，地盤面積約八千六百平方米。地契修訂工作正在進行。

6. 於二零零零年八月，本集團獲城市規劃委員會批准，將大埔鳳園丈量約分11地段多段土地用途轉為興建住宅物業。該項目第一期之可建樓面面積約八萬平方米，現正進行新階段之設計及規劃工作，並積極籌備換地事宜。

7. 集團有關石崗丈量約分110段多段土地及元崗丈量約分106段多段土地之規劃申請，已獲城市規劃委員會批准。有關土地將作住宅用途，地盤面積分別約二萬六千平方米及一萬八千平方米，地契修訂工作正在進行。

8. 期間內本集團繼續購入具發展潛力之農地，部分農地現正進行不同階段之規劃設計及作出有關申請。

9. 集團在內地的地產項目均如期發展，出售或出租皆成績理想。

四. 主要聯營公司：

本集團聯營公司和記黃埔集團截至二零零零年六月三十日止半年之除稅後溢利為港幣三百一十一億二千六百萬元，一九九九年同期則為港幣七十三億一千三百萬元，上升百分之三百二十六。

二. 下半年度內預期完成之物業：

名稱	地點	上蓋樓面 總面積	本集團 所佔權益
		(方米)	
海逸豪園商場	九龍內地段11056號	25,338	合作發展
翰林苑	新九龍內地段 2491號A段	4,072	100%
滙星壹號	內地段2837號A段	9,320	100%

三. 購入或合作發展之主要物業及其他主要業務：

1. 於二零零零年一月，本集團與和記黃埔有限公司、香港上海滙豐銀行有限公司及恒生銀行有限公司宣佈合組滙網集團有限公司，以發展互聯網上的電子商貿活動。

2. 於二零零零年二月，本集團與和記黃埔有限公司各佔百分之五十權益之聯營公司購入新加坡市中心Cairnhill Circle的兩項物業，將合併重建成大型住宅發展項目，地盤面積約一萬四千六百平方米，上蓋樓面總面積約四萬零八百七十平方米，預計於二零零三年完成。

3. 於二零零零年五月，本集團持有百分之五十權益之聯營公司於政府官地拍賣中成功投得西九龍填海區新九龍內地段6275號土地，以興建商住物業。該地盤面積約一萬六千平方米，可建樓面面積則約為十三萬四千九百平方米。落成日期預計為二零零三年。

長江實業(集團)有限公司
二零零零年度中期報告

上半年度業績

本人謹向各股東報告，二零零零年度本集團上半年會計結算，除稅後未經審核之綜合純利為港幣一百七十三億九千五百萬元。每股溢利為港幣七元五角七分，較去年同期上升百分之二百五十四。截至二零零零年六月三十日止六個月之未經審核綜合損益計算表及上年度同期比對數字載於附表。

中期派息

董事會決定開派二零零零年度中期股息每股港幣三角八分(一九九九年度每股港幣三角三分)，給予二零零零年十月十九日已登記在股東名冊內之股東。上述中期股息將於二零零零年十月二十日派發。本年度中期股息較之去年增幅達百分之十五。

業務回顧

一. 上半年度已完成之物業：

名稱	地點	上蓋樓面總面積	本集團所佔權益
		(方米)	
高逸華軒	海傍地段245號之E分段，餘段，B分段之餘段，B分段之第一小分段之餘段，B分段之第二小分段及B分段之第一小分段之A分段	29,820	44.8%
星輝豪庭	新九龍內地段5104號	21,300	50%
海逸豪園悅濤灣	九龍內地段11056號	95,421	合作發展
翠擁華庭	沙田市地段446號	129,125	50%
瑞豐華庭	元朗丈量約分124地段第4295號	4,032	50%

長江實業(集團)有限公司
開派二零零零年度中期股息啟事

長江實業(集團)有限公司董事會宣佈，本集團截至二零零零年六月三十日止六個月之除稅後未經審核綜合純利為港幣一百七十三億九千五百萬元，即每股溢利為港幣七元五角七分。董事會現決定開派二零零零年度中期股息每股港幣三角八分，給予二零零零年十月十九日已登記在股東名冊內之股東。上述中期股息將於二零零零年十月二十日派發。

本公司將由二零零零年十月十二日(星期四)起至二零零零年十月十九日(星期四)止首尾兩天在內，暫停辦理股票過戶手續。已購買本公司股票人士為確保收取股息權利，請將購入之股票及填妥背面或另頁之過戶表格，於二零零零年十月十一日(星期三)下午四時前送達香港皇后大道東一百八十三號合和中心十七樓本公司股票過戶處香港中央證券登記有限公司辦理過戶登記手續。

承董事會命
公司秘書
楊逸芝

香港，二零零零年八月二十四日



高瞻遠矚 創建未來

長江實業（集團）有限公司 | 二零零零年度中期報告書

CHEUNG KONG (HOLDINGS) LIMITED 長江實業(集團)有限公司

(20)

PRESS RELEASE 新聞稿

委任獨立非執行董事

本公司欣然宣佈由辛巳年正月年初一（即二零零一年一月二十四日）起委任王葛鳴博士爲本公司獨立非執行董事。王博士長期參與香港社會事務，涉獵範疇廣泛。本公司深信委任王博士將對本集團全球業務之拓展有極大幫助。

長江實業（集團）有限公司

二零零一年一月二十四日

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Company is pleased to announce the appointment of Dr. Rosanna Wong Yick-ming as an Independent Non-executive Director of the Company with effect from 24th January, 2001. Dr. Wong has been an active participant in various public and community services in Hong Kong, and has a broad knowledge in a wide spectrum of areas. The Company is sure that, following her appointment, Dr. Wong will make great contributions to the development of the Group's global businesses.

Cheung Kong (Holdings) Limited

24th January, 2001

7-12/F Cheung Kong Center, 2 Queen's Road Central, Hong Kong Tel : (852) 2128 8888 / (852) 2526 6911 Fax : (852) 2845 2940



CHEUNG KONG (HOLDINGS) LIMITED

THE CHAIRMAN'S STATEMENT FOR 2000

HIGHLIGHTS

	2000	1999	Change
	HK$ Million	HK$ Million	
Profit before share of results of Hutchison Whampoa Group	2,387	2,036	+17%
Share of profit of Hutchison Whampoa Group	17,049	57,337	-70%
Profit attributable to shareholders	19,436	59,373	-67%
Earnings per share	HK$8.42	HK$25.84	-67%
Dividends per share	HK$1.60	HK$1.38	+16%

- Strengthening our property business with our customer-driven and market-oriented policy of continuous improvement and innovation.
- Exploiting the huge potential of new technology businesses to take advantage of the increasingly knowledge-based world economy.
- Pursuing our ongoing initiatives of diversification and globalisation to generate better returns for shareholders.
- Reinforcing our strong financial position to gear up for promising investment opportunities.

PROFIT FOR THE YEAR

The Group's audited consolidated net profit after tax for the year ended 31st December, 2000 amounted to HK$19,436 million (1999 - HK$59,373 million). Earnings per share were HK$8.42 (1999 - HK$25.84).

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.22 per share in respect of 2000, to shareholders whose names appear on the Register of Members of the Company on 24th May, 2001. This together with the interim dividend of HK$0.38 per share gives a total of HK$1.60 per share for the year (1999 - HK$1.38 per share), up 16% over the previous year. The proposed dividend will be paid on 29th May, 2001 following approval at the Annual General Meeting.

OPERATIONS REVIEW

The following are important events that took place during 2000:

1. Buildings completed during the year, further to those recorded in the 2000 Interim Report :

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Fisherman's Wharf	Kowloon Inland Lot No. 11056	25,338	Joint Venture
Office Building and Shopping Arcade *Beijing Oriental Plaza Phase I*	No.1, East Chang An Ave., Dong Cheng District, Beijing	188,000	33.3775%

2. Developments in Progress and Scheduled for Completion in 2001 :

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
No. 1 Star Street	The Remaining Portion of Section A of Inland Lot No. 2837	9,320	100%
University Court	Section A of New Kowloon Inland Lot No. 2491	4,072	100%
The Metropolis	Kowloon Inland Lot No. 11077	97,180	Joint Venture
Laguna Grande Laguna Verde	Kowloon Inland Lot No. 11056	121,280	Joint Venture
Ocean Vista Laguna Verde	Kowloon Inland Lot No. 11056	65,390	Joint Venture
Harbourfront Landmark	Kowloon Inland Lot No. 11055	62,460	50%
Villa Esplanada Phase III	Tsing Yi Town Lot No. 129	79,640	22.5%
Office Building, Hotel and Serviced Apartments Beijing Oriental Plaza Phase II	No.1, East Chang An Ave., Dong Cheng District, Beijing	328,000	33.3775%

3. New Acquisitions and Joint Developments and Other Major Events :

2. Venturing into New Technologies

The Group has been focusing on promoting new technology developments. As the world economy becomes increasingly knowledge and technology based, the Group's enterprising corporate culture embracing ongoing learning, innovation and improvement, combined with its professional team of hi-tech experts has enabled it to respond flexibly to and benefit from the latest technological trends. Given the promising prospects of new, value added technology businesses, the Group has positioned itself to pursue suitable investments with great potential in this area, such as biotechnology, e-commerce and other Internet-related businesses.

New technology businesses are normally long-term investments. However, the capital required is not necessarily large, given their potential for long-term growth and profitability. The Group is well poised to earn solid returns from these businesses when they mature in the next one or two years.

3. Diversification and Globalisation

The Group's active drive for diversification and globalisation has been underpinned not only by its own ventures, but also through strategic investments made by Hutchison Whampoa, which strengthen the Group's long term capacity for steady earnings growth and better returns and value creation for the shareholders.

The various local and overseas businesses of the Hutchison Whampoa Group achieved satisfactory growth during the year under review. Performance of its core businesses was particularly encouraging and the momentum of their steady earnings growth has continued. While no return has yet been recorded for some newly established businesses that require a longer initial investment period, such as the third generation mobile phone services, they are poised to open a new and more exciting chapter for the Hutchison Whampoa Group when they reach maturity in the next two or three years as their huge potential comes into full play. One of the enviable advantages of the Hutchison Whampoa Group is its strong liquidity position. Its cash and marketable securities total over HK$200 billion and this figure exceeds its total debt by a comfortable margin. This advantage will help it to carry out its strategic expansion plans and at the same time help cushion it against external changes and volatility.

The Hutchison Whampoa Group has developed a successful business model. Its initiatives of diversification and globalization have been the key to its success in minimising investment risks and mitigating any negative impact from a particular industry or geographic location. Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited are also active in expanding their footprints overseas, with their investments in Australia being the best example.

The guiding principle of the Cheung Kong Group has always been to advance while maintaining stability, and to nurture innovative ideas in order to increase momentum for solid growth. The shareholders' interest is our primary concern in guiding our investments, which will be made only at the right time and at the right price, and when the long-term potential of the market for value creation is sustainable. We are prudent not only in investments, but also in financial management. A good illustration is our traditional policy of maintaining a strong financial position with ample liquidity and a low debt ratio. The Cheung Kong Group will continue to reinforce its strong financial position so that we are fully prepared to seize new and attractive investment opportunities.

The two greatest intangible assets of the Cheung Kong Group are its excellent management team and its 100,000 diligent employees around the globe, and the good reputation that it has established over the years, and this has been reflected during the year under review when the Cheung Kong Group received top honours from several authoritative international business magazines, as recognition of its prudent and effective management. As a carefully diversified multi-national group, the Cheung Kong Group understands the importance of being alert to the dynamics and challenges of economic and political developments worldwide. Following its tradition of being market oriented, the Cheung Kong Group will continue to innovate and add value in order to stay on top of the latest trends and to increase its competitiveness.

We continue to be confident about the economic future of both Hong Kong and the Mainland. Hong Kong's prospects are positive as its economy is definitely recovering following the strong GDP growth recorded last year. The Mainland's overall economy is expected to be further boosted by two major catalysts: the Tenth Five-Year Plan adopted at the recent session of the National People's Congress, under which an encouraging GDP growth of an average of 7% per year over the next five years is forecast; and China's impending entry to WTO which will offer tremendous opportunities for investments, giving a further boost to its economic development. We are optimistic that, given these two favourable factors, the Greater China region is destined to be a more promising and exciting place for investments. While impressive returns have been made overseas, the Cheung Kong Group will continue to be based in Hong Kong and the Mainland, and remains steadfast in its diversification and globalisation strategies based on an even stronger foundation.

Our innovative and dedicated staff have been a major force supporting our solid growth. We take this opportunity to extend our thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year.

Li Ka-shing
Chairman

to be redeveloped together for residential purposes. The site area is approximately 14,600 sq. m. and the total gross floor area is about 40,870 sq. m. Completion is scheduled for 2003.

(2) In May 2000, an associated company which is 50% owned by the Group successfully bid for New Kowloon Inland Lot No. 6275, West Kowloon Reclamation Area at a Government auction. With an area of approximately 16,000 sq. m., the site is earmarked for a residential/commercial complex estimated to have a total developable gross floor area of about 134,900 sq. m. Completion is scheduled for 2003.

(3) In May 2000, the Group entered into an agreement with Mr. Li Ka-shing to acquire his 52% interest in the property development known as Costa del Sol in Singapore. The transaction was approved by shareholders at the Extraordinary General Meeting of the Company on 14th June, 2000 and completed on 19th June, 2000. The total consideration of HK$1,489 million was satisfied by the issue of 18,608,098 shares of the Company at a price of HK$79.75 per share with the balance in cash. Together with the 24% interest originally held by the Group in the project, the Group has a total 76% interest in the project.

(4) In June 2000, the Group completed the agreement with the owner to purchase the Tiger Balm Garden, Tai Hang. The site area of Inland Lot No. 5330 RP and the Extension thereto and Inland Lot No. 3564 and the Extensions thereto is about 8,600 sq. m. Lease modification is in progress.

(5) In August 2000, the Group obtained approval from the Town Planning Board for a planning application for various lots in DD11, Fung Yuen, Tai Po for a residential development. Total developable gross floor area for Phase I development is approximately 80,000 sq. m. Further design and planning are underway. Preparation for land exchange is also in progress.

(6) In August 2000, an associated company which is 22.5% owned by the Group acquired Lots Road Power Station, Chelsea, London, United Kingdom for residential and commercial purposes. The site area is approximately 25,000 sq. m. and the total developable net floor area is 54,600 sq. m. This project is scheduled for completion in phases from 2003 to 2006.

(7) In October 2000, an associated company which is 50% owned by the Group successfully bid for Tsuen Wan Town Lot No. 395, Area 40, Route Twisk, Tsuen Wan for residential development. The proposed development has a site area of approximately 25,600 sq. m. and a total developable gross floor area of 76,800 sq. m. and is planned for completion in 2004.

(8) In October 2000, a subsidiary of the Group acquired the remaining shares of Lot Nos. 289 and 309 in DD 444, 29-51 Wo Yi Hop Road, Kwai Chung, New Territories for a development comprising serviced apartments, hotel and retail space. The site area is about 7,870 sq. m. and the gross floor area is approximately 74,300 sq. m.

(9) In March 2001, an associated company in which the Group has a 33.33% interest was awarded the tender for Land Parcel A (comprising Land Parcels A1 and A2) at Marina Boulevard, Singapore to be developed for commercial purposes. With a total site area of approximately 15,600 sq. m. and a developable gross floor area of approximately 152,000 sq. m., the proposed project is scheduled for completion in 2006.

(10) Approvals from the Town Planning Board were obtained for the Group's planning applications for various lots in DD110, Shek Kong and various lots in DD106, Yuen Kong. The two sites have an area of about 26,000 sq. m. and 20,500 sq. m. respectively. Lease modification is in progress for the sites for residential purposes.

(11) During the year under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(12) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

(13) In January 2000, the Group, Hutchison Whampoa Limited, The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited announced the formation of a joint venture called iBusinessCorporation.com to facilitate e-commerce businesses and Internet related investments.

4. Major Associated Company :

The associated Hutchison Whampoa Group reported profits after tax of HK$34,118 million (1999 - HK$117,345 million), a drop of 71% as compared to the previous year.

PROSPECTS

The 21st century is an exciting era in which knowledge and information allied to new technologies will take the lead. To meet the opportunities and challenges ahead, continuous pursuit of knowledge and innovation should be the key to success in staying ahead of the changing trends. The Group strives to remain at the forefront by continuous improvement and innovation while at the same time following its traditional discipline of controlled expansion. In the years to come, the Group will focus on three main strategies that will ensure its solid growth in this exciting new era:

1. Strengthening its Core Business

Property development, the well-established core business of the Group, has been the cornerstone of its success over the years. The local property market is poised for a healthy growth to be accompanied by steady rises in both property transactions and residential prices, given the recent solid economic recovery and declining interest rates.

Our proactive and innovative strategies in different aspects of property development, from project planning and architectural design to the provision of related facilities and services, are all customer-oriented and market-driven. Tailored to meet the needs of different customer segments and the changing market trends, these strategies enhance the Group's competitive edge in the property market, and further improve its good reputation and pre-eminent market position. For instance, as part of its strategy in setting new standards of quality living, the Group is introducing the latest technology and value-added services to its property projects, in addition to the quality materials and sophisticated designs that have been widely acclaimed.

The Group has made it a long-term policy to build up a sizable quality landbank comprising rural and urban prime sites acquired at strictly controlled cost levels to support its various property development plans. Our existing landbank is sufficient to ensure a steady supply of quality properties in the coming four to five years.

The Group enjoyed satisfactory rental income in 2000 when occupancy rate and rental billings for Grade-A offices were boosted by increased demand. At the same time, our quality portfolio of investment properties has expanded significantly, following the completion of the office building and shopping arcade of the Beijing Oriental Plaza Phase I. As a visible addition to the Group's rental floor areas is expected in the next few years, the proportion of investment properties is set to rise further, contributing a steady stream of solid recurrent earnings to the Group.

The Group is committed to expanding globally while continuing to strengthen its foundation in Hong Kong. This is well demonstrated by its active pursuit of property investments in the Mainland and overseas markets in recent years whenever suitable opportunities have arisen. The Group's proven record and extensive experience in developing high quality properties in Hong Kong and overseas has placed it in a favourable position to tap the enormous potential of these markets.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong on Thursday, 24th May, 2001 at 2:20 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2000.
2. To declare a final dividend.
3. To elect Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(i) "THAT the authorised share capital of the Company be increased from HK$1,400,000,000 to HK$1,900,000,000 by the creation of 1,000,000,000 shares of HK$0.50 each, such new shares rank pari passu in all respects with the existing issued shares in the capital of the Company."

(ii) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares not exceeding twenty per cent of the existing issued share capital of the Company at the date of the Resolution until the next Annual General Meeting."

(iii) "THAT:-

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-
(1) the conclusion of the next Annual General Meeting of the Company;
(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and
(3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iv) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (ii) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (iii) set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the said Resolution."

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 22nd March, 2001

Notes:

1. Any Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and on a poll, vote in his stead. A proxy need not be a Member of the Company.
2. The Register of Members will be closed from Thursday, 17th May, 2001 to Thursday, 24th May, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 16th May, 2001.
3. Concerning item 5(i) above, the increase in authorised share capital is being proposed so that the mandate proposed to be given pursuant to item 5(ii) above can if approved be capable of being exercised in full.
4. Concerning item 5(ii) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the Members as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").
5. Concerning item 5(iii) above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefits of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, will be set out in a separate letter from the Company to be enclosed with the 2000 Annual Report.

CHEUNG KONG (HOLDINGS) LIMITED

FINANCIAL REVIEW

Liquidity and Financing

As at 31st December, 2000, the Group's borrowings amounted to HK$21.1 billion representing an increase of HK$3.4 billion over last year. The majority of the Group's borrowings is arranged on a medium term committed basis. Of the total borrowings at the year end date, the maturity profile spread over a period of ten years with HK$7.3 billion repayable within 1 year, HK$12.5 billion within 2 to 5 years and HK$1.3 billion within 6 to 10 years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$2.4 billion) over shareholders' funds, at approximately 11.7% (1999 - 10.1%) at the year end date.

With cash and marketable securities on hand as well as available banking facilities at the year end date, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. The majority of the Group's borrowings, approximately 84% of the total at year end, was in HK$ with the balance mainly in US$. While the Group derives its revenue and maintains cash balances mainly in HK$, it holds sufficient liquid investments denominated in US$ to cover its exposure to fluctuations in foreign exchange rates.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group (totalling HK$7 billion), interest rate swaps arrangements have been in place to convert the rates to floating rate basis. When appropriate and at times of interest rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of interest rate exposure.

Charges on Assets

As at 31st December, 2000, certain assets of the Group with aggregate carrying value of HK$813 million (1999 - HK$586 million) were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

Contingent Liabilities

As at 31st December, 2000,

(a) the Group's share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 49 years amounted to HK$4,609 million;
(b) the Company provided guarantees for loan financing as follows:
  (i) bank and other loans utilised by subsidiaries - HK$19,638 million (1999 - HK$17,466 million);
  (ii) bank loans utilised by jointly controlled entities - HK$1,492 million (1999 - HK$2,030 million);
  (iii) bank loans utilised by associates and affiliated companies - HK$155 million (1999 - HK$168 million);
  and certain subsidiaries provided guarantees for bank loans utilised by jointly controlled entities amounted to HK$692 million (1999 - HK$448 million); and
(c) the Company provided guarantees for the minimum revenue to be shared by the other parties of various joint development projects as follows:
  (i) projects undertaken by subsidiaries - Nil (1999 - HK$1,222 million);
  (ii) projects undertaken by jointly controlled entities - HK$125 million (1999 - HK$125 million).

Employees

The Group, including its subsidiaries but excluding associates, employed approximately 5,160 (1999 - 4,380) employees at the year end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$1,100 million (1999 - HK$934 million) for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

Consolidated Profit And Loss Account
For the year ended 31st December, 2000

	2000 HK$ Million	1999 HK$ Million
Turnover		
Group activities	5,715	3,142
Share of property sales of jointly controlled entities	3,626	5,051
	9,341	8,193
Group turnover	5,715	3,142
Investment and other income	1,111	1,993
Operating costs		
Property and related costs	(2,738)	(2,144)
Salaries and related expenses	(725)	(590)
Lease and depreciation charges	(130)	(139)
Interest expenses	(725)	(667)
Other expenses	(263)	(141)
	(4,581)	(3,681)
Share of results of jointly controlled entities	274	1,077

Share of results of jointly controlled entities	274	1,077
Provision for property projects	-	(1,263)
Operating profit	2,519	1,268
Share of results of associates	18,007	57,997
Profit before taxation	20,526	59,265
Taxation	(1,218)	(774)
Profit after taxation	19,308	58,491
Minority interests	128	882
Profit attributable to shareholders	19,436	59,373
Dividends	(3,706)	(3,170)
Profit for the year retained	15,730	56,203
Earnings per share	HK$8.42	HK$25.84
Dividends per share		
Interim dividend	HK$0.38	HK$0.33
Final dividend	HK$1.22	HK$1.05

Notes:

(1) Turnover

Turnover of Group activities comprises proceeds from property sales, gross rental income, income from real estate agency and management and revenue from hotel operation. In addition, the Group also accounts for its proportionate share of proceeds from property sales of jointly controlled entities as turnover. Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

(2) Share of results of associates

The share of results of associates in 2000 included the Group's share of profit of HK$24,985 million arising from disposal of the shareholding in Mannesmann AG by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$16,990 million made by Hutchison Whampoa Limited.

(3) Taxation	*2000 HK$ Million*	*1999 HK$ Million*
Company and subsidiaries		
Hong Kong profits tax	*261*	*47*
Overseas tax	*(7)*	*-*
Deferred tax	*2*	*8*
Jointly controlled entities		
Hong Kong profits tax	*34*	*145*
Overseas tax	*25*	*34*
Associates		
Hong Kong profits tax	*377*	*409*
Overseas tax	*526*	*131*
	1,218	*774*

Hong Kong profits tax is provided for at the rate of 16% (1999 - 16%) on the estimated assessable profits for the year. Overseas taxation is provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

(4) Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders and on the weighted average of 2,307,521,232 shares (1999 - 2,297,556,240 shares) in issue during the year.



If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.



CHEUNG KONG (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG UNDER THE COMPANIES ORDINANCE)

7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

Directors

LI Ka-shing *Chairman*
LI Tzar Kuoi, Victor *Managing Director and Deputy Chairman*
George Colin MAGNUS *Deputy Chairman*
KAM Hing Lam *Deputy Managing Director*
CHUNG Sun Keung, Davy *Executive Director*
IP Tak Chuen, Edmond *Executive Director*
PAU Yee Wan, Ezra *Executive Director*
WOO Chia Ching, Grace *Executive Director*
CHIU Kwok Hung, Justin *Executive Director*
LEUNG Siu Hon *Independent Non-executive Director*
FOK Kin-ning, Canning *Non-executive Director*
Frank John SIXT *Non-executive Director*
CHOW Kun Chee, Roland *Independent Non-executive Director*
WONG Yick-ming, Rosanna *Independent Non-executive Director*
HUNG Siu-lin, Katherine *Non-executive Director*
YEH Yuan Chang, Anthony *Independent Non-executive Director*
CHOW Nin Mow, Albert *Non-executive Director*
Simon MURRAY *Independent Non-executive Director*
KWOK Tun-li, Stanley *Independent Non-executive Director*

Company Secretary

Eirene YEUNG

4th April, 2001

Dear Shareholder(s),

Proposed Increase in Authorised Share Capital and General Mandates to Issue New Shares and to Repurchase Shares

This is the explanatory statement to provide requisite information to you for your consideration of the proposal, in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules").

Proposal to Increase the Authorised Share Capital of the Company

An ordinary resolution (set out as Ordinary Resolution No. 5(i) in the Notice of the Annual General Meeting) is to be proposed at the forthcoming Annual General Meeting to increase the authorised share capital of the Company from HK$1,400,000,000 to HK$1,900,000,000 by the creation of 1,000,000,000 shares of HK$0.50 each. Such new shares will rank pari passu in all respects as the existing issued shares in the capital of the Company.

As at 4th April, 2001 (the latest practicable date prior to the printing of this document), the authorised and issued fully paid share capital of the Company are as follows:

	HK$
Authorised :	
2,800,000,000 shares of HK$0.50 each	1,400,000,000
Issued and fully paid :	
2,316,164,338 shares of HK$0.50 each	1,158,082,169

Proposed General Mandate to Issue New Shares

A general mandate is proposed to be unconditionally given to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company at the date of the resolution until the next Annual General Meeting and the relevant resolution is set out as Ordinary Resolution No. 5(ii) in the Notice of the Annual General Meeting ("Ordinary Resolution (ii)"). The increase in authorised share capital is being proposed so that the mandate proposed to be given to the Directors to issue and dispose of additional shares as aforesaid can, if approved, be capable of being exercised in full.

Concerning Ordinary Resolution (ii), the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Listing Rules.

Proposal to Authorise the Repurchase of Shares of the Company

At the last Annual General Meeting of the Company held on 25th May, 2000, a general mandate was given to the Directors to exercise the power of the Company to repurchase shares of HK$0.50 each of the Company ("Share(s)"). Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting to be held on 24th May, 2001. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the forthcoming Annual General Meeting to give a fresh general mandate to the Directors to exercise the power of the Company to repurchase Share(s).

This is the explanatory statement, as required by the relevant rules set out in the Listing Rules on the Stock Exchange to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange ("Share Buy Back Rules"), to provide requisite information to you for your consideration of the proposal to authorise the Directors to exercise the power of the Company to repurchase Share(s) up to a maximum of 10% of the issued share capital of the Company at the date of the Ordinary Resolution No. 5 (iii) in the Notice of the Annual General Meeting ("Ordinary Resolution (iii)") during the Relevant Period referred to in item 5 of the Notice of the Annual General Meeting of the Company dated 22nd March, 2001 ("Repurchase Proposal").

This document also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Share Buy Back Rules

The Share Buy Back Rules permit companies whose primary listings are on the Stock Exchange to repurchase their fully paid-up shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

The Share Buy Back Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

(b) Source of Funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the company's constitutive documents and laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum Number of Shares to be Repurchased and Subsequent Issues

A maximum of 10% of the existing issued share capital of the company may be repurchased on the Stock Exchange and a company may not, without the prior approval of the Stock Exchange, issue new shares or announce a proposed new issue of shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which were outstanding prior to the repurchase).

(d) *Trading Restrictions*

All share repurchases on the Stock Exchange in any given calendar month are limited to a maximum of 25% of the trading volume of the company's shares in the immediately preceding calendar month. The Share Buy Back Rules also prohibit a company from making share repurchases on the Stock Exchange if the result of repurchase would be that less than 25% (or the prescribed minimum percentage for that company as determined by the Stock Exchange at the time of listing) of its issued share capital would be in public hands. A company shall not purchase its own shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(e) *Status of Repurchased Shares*

The Share Buy Back Rules require the listing of all repurchased shares to be automatically cancelled upon purchase and the share certificates to be cancelled and destroyed. Under the Companies Ordinance, the shares repurchased will be treated as cancelled but the aggregate amount of the company's authorised share capital will not be reduced.

(f) *Suspension of Repurchases*

The Share Buy Back Rules require any share buy back programme to be suspended after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information is made publicly available. In particular, during the period of one month immediately preceding either the preliminary announcement of a company's annual results or the publication of a company's interim report, a company may not purchase shares on the Stock Exchange, unless the circumstances are exceptional. In addition, the Stock Exchange reserves the right to prohibit a share repurchase programme on the Stock Exchange if a company breaches the Listing Rules.

(g) *Reporting Requirements*

Under the Share Buy Back Rules, share repurchases on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. on the following business day. In addition, the company's annual report is required to disclose information regarding share repurchases made during the year, including the number of shares repurchased each month, the purchase price per share or the highest and lowest price per share and the aggregate price paid. A company shall procure that any broker appointed by the company to effect the purchase of shares shall disclose to the Stock Exchange such information with respect to purchases made on behalf of the company as the Stock Exchange may request.

(h) Connected Parties

The Share Buy Back Rules prohibit a company from knowingly purchasing shares on the Stock Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of the company or any of its subsidiaries or their respective associates (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her shares to the company.

2. Share Capital

As at 4th April, 2001 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,316,164,338 Shares of HK$0.50 each.

Subject to the passing of Ordinary Resolution (ii) and on the basis that no further Shares are issued prior to the Annual General Meeting to be held on 24th May, 2001, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 231,616,433 Shares.

3. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

4. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st December, 2000. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. **Share Prices**

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

		Highest *(HK$)*	Lowest *(HK$)*
April	2000	116.50	84.75
May	2000	94.50	68.25
June	2000	89.25	72.00
July	2000	103.00	86.00
August	2000	104.50	91.00
September	2000	106.00	88.00
October	2000	95.75	84.50
November	2000	95.75	86.75
December	2000	103.50	86.00
January	2001	106.50	97.50
February	2001	104.00	91.50
March	2001	94.00	77.75

6. **Undertaking**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to Ordinary Resolution (iii) and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

7. Hong Kong Code on Takeovers and Mergers

If on exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeover Code").

As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

At the Extraordinary General Meeting of the Company held on 14th June, 2000 ("EGM"), the shareholders approved the Company's acquisition of 52% interest in the property development known as Costa del Sol in Singapore from Mr. Li Ka-shing (the "Acquisition") and waived any obligation of Mr. Li Ka-shing and his concert parties to make a mandatory offer under Rule 26 of the Takeover Code by virtue of the allotment and issue of Shares to him (or as he may direct) as consideration ("Consideration Shares") for the Acquisition. Subsequent to the allotment of 18,608,098 Consideration Shares, the beneficial interest of Mr. Li Ka-shing and his concert parties in the issued share capital of the Company increased from about 34.9% to approximately 35.5%. In addition, Mr. Li Ka-shing and his concert parties also obtained an authorisation ("Authorisation") from shareholders at the EGM to acquire additional Shares during the 12 month-period immediately following the date of allotment and issue of Consideration Shares of 19th June, 2000 for up to 5% of the issued share capital of the Company pursuant to Note 15 to Rule 26.1 of the Takeover Code.



As at 4th April, 2001 (the latest practicable date prior to the printing of this document), each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust and Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust is taken to have an interest under the Securities (Disclosure of Interests) Ordinance in the same block of 771,705,406 Shares, representing approximately 33.3% of the issued share capital of the Company. Apart from the foregoing, Mr. Li Ka-shing held 62,741,098 Shares through certain companies in which he beneficially owns more than one-third of their issued share capital. Mr. Li Tzar Kuoi, Victor also personally and through a company which is owned and controlled by him, held a total of 720,000 Shares in the Company. For the purpose of the Takeover Code, Mr. Li Tzar Kuoi, Victor is a concert party to Mr. Li Ka-shing. Mr. Li Ka-shing together with his concert parties are taken to have an interest in a total of 835,166,504 Shares, representing approximately 36% of the issued share capital of the Company. To the best of the knowledge and belief of the Company, no other person, together with his/her associates, was beneficially interested in Shares representing 10% or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to Ordinary Resolution (iii), then (if the present shareholdings otherwise remained the same) the attributable shareholding of Mr. Li Ka-shing and his concert parties would be increased to approximately 40% of the issued share capital of the Company. In the opinion of the Directors, such increase would be within the Authorisation granted at the EGM to Mr. Li Ka-shing and his concert parties.

The Directors have no present intention to exercise the Repurchase Proposal to such an extent as would result in takeover obligations.

8. Share Purchase made by the Company

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

Yours faithfully,

Li Ka-shing
Chairman

如董事會行使普通決議案丙授予之購回股份全部權力，(在現有持股情況保持不變下)李嘉誠先生及其一致行動人士被視為持有之本公司股權將約增加至40%。~~董事會認為，按此增加之股權將不會超出股東特別大會授予李嘉誠先生及其一致行動人士之購股授權。~~

董事會暫時無意行使購回股份之建議而導致其須進行強制收購。

八. 本公司購買股份

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

此致

長江實業(集團)有限公司列位股東　台照

主席

李嘉誠

謹啟

香港，二零零一年四月四日

七. 香港公司收購及合併守則

倘按照購回股份建議，本公司行使權力購回公司股份時，令其中一個股東佔有公司有表決權股份比例增加，就香港公司收購及合併守則(「收購守則」)第32條而言，該項增加將作為一項收購處理。

因此，任何一位股東或一致行動之多位股東可獲得或鞏固其對本公司之控制權，則須遵照收購守則第26及32條提出強制收購建議。

於二零零零年六月十四日召開之本公司股東特別大會(「股東特別大會」)上，股東已批准本公司向李嘉誠先生收購其於新加坡物業項目旭日灣的52%權益(「收購」)，及豁免李嘉誠先生及其一致行動人士須遵照收購守則第26條就本公司向李嘉誠先生(或其指定人士)配發及發行本公司股份作為收購之代價(「代價股份」)而提出強制收購建議之責任。於發行18,608,098股代價股份後，李嘉誠先生及其一致行動人士佔本公司已發行股本之權益，由原先約34.9%增至約35.5%。此外，於股東特別大會上，李嘉誠先生及其一致行動人士獲股東授權(「購股授權」)，根據收購守則第26.1條註釋15規定，可於緊隨配發及發行代價股份日期(即二零零零年六月十九日)後十二個月內增持本公司股份，惟須以本公司已發行股本的5%為限。

於二零零一年四月四日(本文件付印前之最後實際可行日期)，李嘉誠先生、李澤鉅先生、Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身分及Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身分，根據證券(公開權益)條例，均被視作持有本公司同一股份權益共771,705,406股，約相等於本公司已發行股本33.3%。除上述外，李嘉誠先生透過若干其實益擁有三分之一以上已發行股本之公司，額外持有62,741,098股本公司股份。此外，李澤鉅先生個人及透過其擁有及控制之公司，合共持有720,000股本公司股份。根據收購守則，李澤鉅先生為李嘉誠先生之一致行動人士。李嘉誠先生及其一致行動人士被視為持有本公司權益共835,166,504股，約相等於本公司已發行股本36%。據本公司所知及相信，並無任何其他人等連同其聯繫人士實益持有本公司已發行股本10%或以上。

五. 股份價格

本文件付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

		最高價 港元	最低價 港元
二零零零年	四月	116.50	84.75
二零零零年	五月	94.50	68.25
二零零零年	六月	89.25	72.00
二零零零年	七月	103.00	86.00
二零零零年	八月	104.50	91.00
二零零零年	九月	106.00	88.00
二零零零年	十月	95.75	84.50
二零零零年	十一月	95.75	86.75
二零零零年	十二月	103.50	86.00
二零零一年	一月	106.50	97.50
二零零一年	二月	104.00	91.50
二零零一年	三月	94.00	77.75

六. 承諾

董事會已向聯交所作出承諾，在行使購回股份授權時，只要有關規則及法例適用，彼等將根據普通決議案丙及按照上市規則及公司條例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)與其有關之聯繫人士有意於股東批准購回股份建議後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士(按上市規則之定義)通知，彼等目前有意在公司獲股東批准購回股份建議後，出售本公司股份予本公司，或已承諾不會向本公司出售本公司股份。

(8) 關連人士

購回股份規則規定，公司不得故意在聯交所向「關連人士」購回公司股份。關連人士即公司或公司任何附屬公司之董事，行政人員或主要股東或其聯繫人士(按上市規則之定義)，而關連人士亦不得故意向公司出售其股份。

二. 股本

於二零零一年四月四日(本文件付印前之最後實際可行日期)，本公司之已發行股本為2,316,164,338股，每股面值港幣五角。

如普通決議案乙獲得通過及在二零零一年五月二十四日股東週年大會舉行前並無發行額外股份，本公司根據購回股份建議，獲准購回本公司股份之數目將最多可達231,616,433股。

三. 購回股份之原因

董事會相信，購回股份建議符合本公司及本公司股東之最佳利益。

購回股份可提高本公司每股之資產淨值及/或溢利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及本公司股東時方予進行。

四. 用於購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於購回股份時而償還之股本必須在公司條例准許下由本公司可供分派之溢利及/或用於購回股份而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之購回股份建議，本公司之營運資金或資本與負債比率會有重大差別(相對於截至二零零零年十二月三十一日止年度年報內之已審核綜合賬目所披露之情況而言)。然而，董事會倘認為購回股份對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該購回股份權力。

(4) 買賣規限

任何一個月內在聯交所購回之股份總數最多不得超過上個月該公司股份成交量的25%。倘公司於聯交所購回股份後引致公眾人士所持有之發行股份少於25%(或少於聯交所規定之百分率)，則購回股份規則禁止公司購回股份。公司購回股份必須以現金支付或依據聯交所規則所規定之交易方式進行。

(5) 購回股份之地位

購回股份規則規定，所有購回股份之上市地位將自動註銷，而股票須予註銷及毀滅。根據公司條例規定，所有購回之股份將作為註銷處理，但公司之法定股本總額將不會因此而減低。

(6) 暫停購回股份

購回股份規則規定，在發生任何會影響股份價格之事宜後，或正在考慮可影響股份價格之決定時，公司須暫停購回股份計劃，直至該可影響股份價格之資料公佈為止。特別是在公司公佈初步年度業績或刊發公司中期報告前一個月內，公司不得在聯交所購回股份，惟特殊情況則除外。此外，倘公司違反上市規則，聯交所有權禁止該公司於聯交所進行購回股份計劃。

(7) 呈報規定

根據購回股份規則，在聯交所或其他地方購回股份後，必須於下一個營業日上午九時三十分前向聯交所呈報。此外，公司年報必須說明該年度購回股份之詳情，包括每月購回股份之數目，每股價格或每股最高及最低價格及支付之價格總額。公司須確保其委任購回股份之任何股票經紀，在聯交所提出要求時，向聯交所披露有關代表該公司購回股份之資料。

本文為說明函件，乃遵照聯交所上市規則之有關規則而發出，該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券（「購回股份規則」），並向閣下提供所需資料，以考慮授權予董事會行使本公司之權力購回本公司股份之建議，於有關期間內該購回須不得超過本公司於股東週年大會通告內所載第五（丙）項普通決議案（「普通決議案丙」）通過當日本公司已發行股本的10%，而普通決議案丙已載於日期為二零零一年三月二十二日之股東週年大會通告第五項內（「購回股份建議」）。

本文件亦構成公司條例第49BA（3）條所規定之備忘錄。

一．購回股份規則

購回股份規則准許在聯交所具有第一上市地位之公司在聯交所購回其已繳足股份，惟須遵守若干限制，現將其中最重要之限制概述如下：

(1) 股東批准

購回股份規則規定，在聯交所具有第一上市地位之公司在市場上購回之股份須事前經由普通決議案（以有關特定事項之特別批准或給予本公司董事會一般性授權行使該項購回之方式）批准。

(2) 資金來源

用於購回股份之資金必須依據公司組織文件及公司註冊或成立之所屬區域法例而可運用於此用途之資金撥支。

(3) 購回公司股份之最高限額及其後發行之股份

公司在聯交所購回之股份最多不超過發行股本的10%。除非得到聯交所之事先批准，公司並不得於緊隨購回股份三十天之期間內發行新股或宣佈建議發行新股（但依據認股權證、認購權或要求公司發行股份之類似文件，行使於購回日期前尚未行使之權利而須予發行之證券除外）。

增加本公司法定股本之建議

建議於本屆股東週年大會上動議一項普通決議案（股東週年大會通告內所載第五（甲）項普通決議案），將本公司之法定股本由港幣十四億元增大至港幣十九億元，增加共1,000,000,000股每股面值港幣五角股份。該等新增股份與本公司現已發行股份享有同等地位及權利。

於二零零一年四月四日（本文件付印前之最後實際可行日期），本公司之法定及實收股本如下：

	港元
法定股本：	
2,800,000,000股（每股面值港幣五角）	1,400,000,000
實收股本：	
2,316,164,338股（每股面值港幣五角）	1,158,082,169

授權董事會發行新股之建議

於股東週年大會通告內所載第五（乙）項普通決議案（「普通決議案乙」），建議無條件授權董事會增發及處理數量不超過本公司於本決議案通過之日之已發行股本的20%新股，此項授權有效至下屆股東週年大會。現動議增加法定股本，如上述授權董事會增發及處理新股之建議得到批准，可令該項授權得以全面行使。

有關普通決議案乙，董事會茲聲明：董事會現時並無任何計劃發行本公司之新股。要求股東授權之原因，乃遵照公司條例第57B條及上市規則而提出。

授權購回本公司股份之建議

本公司於二零零零年五月二十五日舉行之股東週年大會上授予董事會購回本公司每股面值港幣五角股份（「本公司股份」）之一般性授權，即將於二零零一年五月二十四日舉行之股東週年大會結束時失效，因此將於本屆股東週年大會上建議一項普通決議案，重新給予董事會一般性授權購回本公司股份。

閣下對本文件**如有任何疑問**，應諮詢股票經紀、銀行經理、律師、專業會計師或其他專業顧問。



長江實業（集團）有限公司

（根據公司條例於香港註冊成立）

香港皇后大道中二號長江集團中心七樓

董事

李嘉誠	主席	梁肇漢	獨立非執行董事
李澤鉅	董事總經理兼副主席	霍建寧	非執行董事
麥理思	副主席	陸法蘭	非執行董事
甘慶林	副董事總經理	周近智	獨立非執行董事
鍾慎強	執行董事	王募鳴	獨立非執行董事
葉德銓	執行董事	洪小蓮	非執行董事
鮑綺雲	執行董事	葉元章	獨立非執行董事
吳佳慶	執行董事	周年茂	非執行董事
趙國雄	執行董事	馬世民	獨立非執行董事
		郭敦禮	獨立非執行董事

公司秘書

楊逸芝

敬啟者：

增加法定股本
及授權董事會發行新股及購回本公司股份之建議

本文件載有香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所需之資料，以供閣下考慮上述建議。

CHEUNG KONG (HOLDINGS) LIMITED

INTERIM REPORT FOR 2001

HIGHLIGHTS

	Six months ended 30th June 2001	2000
	HK$ Million	HK$ Million
Profit attributable to shareholders	4,212	17,395
Earnings per share	HK$1.82	HK$7.57
Dividends per share	HK$0.38	HK$0.38

- Enhancing further our established position by bringing together our strengths in the local and overseas property businesses
- Progressing well in our active foray into the new technology arena to gain first-mover advantage
- Reinforcing our drive for diversification and globalisation through the solid progress of Hutchison Whampoa's strategic investments
- Our increased market responsiveness and innovative initiatives will improve our global competitiveness further

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated net profit after tax for the first half of 2001 amounted to HK$4,212 million. Earnings per share were HK$1.82.

INTERIM DIVIDEND

The Directors have declared an interim dividend for 2001 of HK$0.38 per share (HK$0.38 per share in 2000) to shareholders whose names appear on the Register of Members of the Company on 18th October, 2001. The dividend will be paid on 19th October, 2001.

BUSINESS REVIEW

1. Projects Completed in the First Half Year of 2001:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
No. 1 Star Street	The Remaining Portion of Section A of Inland Lot No. 2837	9,320	100%
Villa Esplanada Phase III	Tsing Yi Town Lot No. 129	79,640	22.5%
The Metropolis Hotel, Shopping Arcade and Office Tower	Kowloon Inland Lot No. 11077	97,180	Joint Venture
University Court	Section A of New Kowloon Inland Lot No. 2491	4,072	100%
Beijing Oriental Plaza Phase II Office Building	No. 1, East Chang An Ave., Dong Cheng District, Beijing	150,000	33.3775%

2. Projects Scheduled for Completion during the Second Half Year:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Laguna Grande Laguna Verde	Kowloon Inland Lot No. 11056	121,280	Joint Venture
Ocean Vista Laguna Verde	Kowloon Inland Lot No. 11056	65,390	Joint Venture
Harbourfront Landmark	Kowloon Inland Lot No. 11055	62,460	50%
Beijing Oriental Plaza Phase III Office Building, Hotel and Serviced Apartments	No. 1, East Chang An Ave., Dong Cheng District, Beijing	178,000	33.3775%

enable the Group to gain first-mover advantage in this exciting era led by knowledge and new technologies.

- The Group's initiatives for diversification and globalisation have continued. Riding on the solid progress of Hutchison Whampoa's strategic investments, the Group continues to build up and strengthen its quality assets around the globe, creating better value for its shareholders.

The drop in total profit of the Hutchison Whampoa Group for the first-half of the year was attributable to the provision made against the fall in share prices of telecommunications companies in which it has interests according to its prudent accounting policy. Momentum of business growth was maintained both locally and overseas, with solid performances recorded for all of its core businesses. Start-up operations such as the 3G mobile services are being tightly managed under the discipline of cost rationalisation and controlled expansion. While these businesses are currently at an investment stage, they are poised to become important earnings generators for the Group when they mature in the next two or three years. The Hutchison Whampoa Group is in an enviable position to meet the challenges and opportunities ahead supported by its strong financial foundation.

The Cheung Kong Group has been prudent in financial management and allocation of assets and talents. With the shareholders' interest in mind, the Group always strives to maintain its financial flexibility with substantial cash reserves in order to capture attractive investments at the right time and appropriate prices. The Group is focused on enhancing further its competitive edge in the fast-changing global arena. This vision is shared by all of its business divisions which are alert to the latest trends and are committed to strengthening their existing base while exploring new business opportunities. The dynamism and vitality that power the solid growth of the Group will continue to drive it forward in the years to come.

The global economic slowdown will inevitably have an impact on the recovery of Hong Kong's economy. However, I look forward to the long term economic prospects of Hong Kong and the Mainland with confidence and high expectations. The Greater China region is poised to exhibit increased vitality and will benefit from tremendous investment opportunities given China's continuing strong economic growth, its impending entry to the WTO and the hosting of the Olympic Games. The Cheung Kong Group will continue to be based in Hong Kong, the home base from which it thrives and excels as it continues to seek suitable expansion opportunities globally.

Our innovative and dedicated staff have been a major force supporting our solid growth. I take this opportunity to extend my thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 23rd August, 2001

FINANCIAL REVIEW

Liquidity and Financing

During the period, the Group issued bonds and notes in the total amount of

Consolidated Profit And Loss Account
For the six months ended 30th June, 2001

	Six months ended 30th June 2001 (Unaudited) HK$ Million	2000 (Unaudited) HK$ Million
Turnover		
Group activities	1,259	[illegible]
Share of property sales of jointly controlled entities	1,386	[illegible]
	2,645	[illegible]
Group turnover	[illegible]	[illegible]
Investment and other income	[illegible]	[illegible]
Operating costs		
Property and related costs	(700)	[illegible]
Salaries and related expenses	(325)	[illegible]
Interest expenses	[illegible]	[illegible]
Other expenses	(167)	(205)
	(1,543)	[illegible]
Share of results of jointly controlled entities	[illegible]	[illegible]
Operating profit	663	[illegible]
Share of results of associates	4,119	[illegible]
Profit before taxation	4,782	[illegible]
Taxation	(565)	[illegible]
Profit after taxation	4,217	[illegible]
Minority interests	(5)	[illegible]
Profit attributable to shareholders	4,212	17,395
Dividends		
Interim dividend	880	880
Earnings per share	HK$1.82	HK$7.57
Dividends per share	HK$0.38	HK$0.38

Notes:

(1) Turnover and contribution

The Group's turnover by operating activities and their respective contribution for the period are as follows:

	Turnover Six months ended 30th June 2001 HK$ Million	Turnover 2000 HK$ Million	Contribution Six months ended 30th June 2001 HK$ Million	Contribution 2000 HK$ Million
Property sales				
Company and subsidiaries	661	4,138	48	1,869
Jointly controlled entities	1,386	2,890	266	79
Property rental	358	223	268	157
Hotel operation	131	45	24	-
Real estate agency and management	109	144	25	20
	2,645	7,440	631	2,125
Investment and finance			416	362
Others (including share of results of jointly controlled entities)			(42)	(179)

Harbourfront Landmark	Kowloon Inland Lot No. 11055	62,400	30%
Beijing Oriental Plaza Phase III Office Building, Hotel and Serviced Apartments	No. 1, East Chang An Ave., Dong Cheng District, Beijing	178,000	33.3775%

3. **New Acquisitions and Joint Developments and other Major Events:**

(1) In March 2001, an associated company in which the Group has a 33.33% interest was awarded the tender for Land Parcel A (comprising Land Parcels A1 and A2) at Marina Boulevard, Singapore to be developed for commercial purposes. With a total site area of approximately 15,600 sq.m. and a developable gross floor area of approximately 152,000 sq.m., the proposed project is scheduled for completion in 2005.

(2) In May 2001, the Group as developer obtained approval from the Town Planning Board for the planning application for the development of Junk Bay Town Lot No. 1 sB and the remaining portion, Shek Kok Road. The site has an area of approximately 19,480 sq.m. and is planned for a residential development comprising a total developable gross floor area of approximately 97,400 sq.m. Lease modification is in progress.

(3) In May 2001, the Group executed the land grant with the Government in respect of Lot No. 815 in DD 110, Shek Kong, Yuen Long. Earmarked for a residential development with a total developable gross floor area of approximately 10,300 sq.m., the site has an area of about 25,800 sq.m.

(4) In July 2001, the Group reached an agreement with the Government for the land grant of Inland Lot No. 8972, Tiger Balm Garden, Tai Hang for residential purposes. The site area is approximately 7,230 sq.m. and the developable gross floor area is approximately 47,300 sq.m. Completion is scheduled for 2004.

(5) In July 2001, approval from the Town Planning Board was obtained for the planning application for various lots in DD 379, Siu Sau Tsuen, Tuen Mun for residential purposes. The project, a joint venture between the Group and another developer, has a site area of about 26,000 sq.m. Further design and planning are underway.

(6) During the period under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(7) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

4. **Major Associated Company:**

The associated Hutchison Whampoa Group recorded unaudited consolidated net profit after tax for the half year ended 30th June, 2001 of HK$7,193 million (2000: HK$31,126 million).

PROSPECTS

Following its established strategies, the Group continues to strengthen its property business, venture into new technologies and embark on diversification and globalisation. These underlying principles of the Group's various initiatives have consolidated its sound foundations and will continue to guide it in the future.

- The Group targets to strengthen its established position in the property market with even stronger fundamentals for further growth. Following successive interest rate cuts and the improving purchasing power of flat buyers, the local property market is set for recovery. The Group continues to enhance its responsiveness to the market through its ongoing pursuit of innovation and perfection, which will position it well for the anticipated market upturn.

  It has been the Group's policy to build up a sizable quality landbank by selective acquisitions of prime sites. Our existing landbank, comprising mainly of urban sites and agricultural land with prime locations and good potential for development, is sufficient to support our development in the next four or five years.

  The Group will continue its efforts in enriching its quality portfolio of investment properties which is expected to expand significantly in the next few years. This is in line with the Group's policy to increase progressively the recurrent earnings base from its rental properties.

  Good progress was reported for the Group's active foray into the Mainland and overseas property markets. The Group will continue to strengthen its presence in these markets by pursuing selective investments when appropriate opportunities arise. Building on its good reputation and experience in property development, the Group is positioned to develop further its property business based on the combined strengths of its local and overseas property portfolios.

- The Group is branching out into the new tech and hi-tech arena to capitalise on the synergies between its traditional businesses and new technologies. Active ventures have commenced in areas such as biotechnology, e-commerce and other Internet-related businesses following a disciplined approach to expansion. These businesses, usually long-term investments with low capital and high return, are expected to mature and provide profit contributions for the Group in one or two years. The Group's enterprising corporate culture, coupled with its professional

FINANCIAL REVIEW

Liquidity and Financing

During the period, the Group issued bonds and notes in the total amount of HK$900 million due 2004 and redeemed notes in the amount of HK$334 million due January this year. At 30th June, 2001, outstanding bonds and notes issued by the Group amounted to HK$8.9 billion.

Together with bank loans of HK$12.1 billion, the Group's total borrowings as at 30th June, 2001 was HK$21 billion, with no significant change from last year end date, and the maturity profile spread over a period of nine years with HK$5.9 billion repayable within 1 year, HK$13.8 billion within 2 to 5 years and HK$1.3 billion within 6 to 9 years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$1.7 billion) over shareholders' funds, at 11.8% at the interim period end date.

With cash and marketable securities on hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. The majority of the Group's borrowings, approximately 85% of the total at interim period end date, was in HK$ with the balance mainly in US$. While the Group derives its revenue and maintains cash balances mainly in HK$, it holds sufficient liquid investments denominated in US$ to cover its exposure to fluctuations in foreign exchange rates.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis. When appropriate and at times of interest rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of interest rate exposure.

Charges on Assets

As at 30th June, 2001, certain assets of the Group with aggregate carrying value of HK$824 million, with no significant change from last year end date, were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

Contingent Liabilities

As at 30th June, 2001, the Group's contingent liabilities, with no significant change from last year end date, were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 48 years amounted to HK$4,592 million;

(b) guarantees provided for bank loans utilised by jointly controlled entities amounted to HK$2,142 million, utilised by associates amounted to HK$109 million and utilised by affiliated companies amounted to HK$58 million;

(c) guarantees provided for the minimum revenue to be shared by the other parties of joint development projects undertaken by jointly controlled entities amounted to HK$100 million.

Employees

The Group, including its subsidiaries but excluding associates, employed approximately 5,200 employees at the interim period end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$521 million for the period. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

AUDIT COMMITTEE

The Group's interim report for the six months ended 30th June, 2001 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee since its establishment and it shall meet at least twice each year.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement of the Group for the six months ended 30th June, 2001 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the

Property rental	[illegible]	[illegible]	[illegible]	[illegible]
Hotel operation	131	45	24	-
Real estate agency and management	109	144	25	20
	2,645	7,440	631	2,125
Investment and finance			416	362
Others (including share of results of jointly controlled entities)			(42)	(179)
Interest expenses			(342)	(365)
Operating profit			663	1,943

Turnover of the Group's overseas operations, mainly from the Mainland, accounted for approximately 17% of the Group's turnover and their contributions were not material.

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

(2) Share of results of associates

The share of results of associates in 2001 included the Group's share of profit of HK$14,991 million arising from the merger of VoiceStream Wireless Corporation and Deutsche Telekom AG recognised by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$14,042 million made by Hutchison Whampoa Limited.

The share of results of associates in 2000 included the Group's share of profit of HK$24,985 million arising from disposal of the shareholding in Mannesmann AG by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$14,991 million made by Hutchison Whampoa Limited.

(3) Profit before taxation

	Six months ended 30th June 2001 HK$ Million	2000 HK$ Million
Profit before taxation is arrived at after charging/(crediting):		
Interest expenses	680	704
Less: Interest capitalized	(338)	(339)
	342	365
Costs of properties sold	572	2,024
Depreciation	30	25
Net realised and unrealised holding gains on other investments	(262)	(30)

(4) Taxation

	Six months ended 30th June 2001 HK$ Million	2000 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	27	215
Overseas tax	-	(7)
Deferred tax	(7)	-
Jointly controlled entities		
Hong Kong profits tax	11	13
Overseas tax	23	11
Associates		
Hong Kong profits tax	173	172
Overseas tax	338	171
	565	575

Hong Kong profits tax has been provided for at the rate of 16% (2000 - 16%) on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

(5) Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2000 - weighted average of 2,298,783,148 shares) in issue during the period.

(6) Review of interim financial statements

The interim financial statements are unaudited, but have been reviewed by the Audit Committee.



CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF PAYMENT OF INTERIM DIVIDEND 2001







reation

KONG (HOLDINGS) LIMIT

REPORT 2001

- Enhancing further our established position by bringing together our strengths in the local and overseas property businesses.

- Progressing well in our active foray into the new technology arena to gain first-mover advantage.

- Reinforcing our drive for diversification and globalisation through the solid progress of Hutchison Whampoa's strategic investments.

- Our increased market responsiveness and innovative initiatives will improve our global competitiveness further.

Contents

Notice of Payment of Interim Dividend, 2001

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated net profit after tax for the six months ended 30th June, 2001 amounted to HK$4,212 million which represents earnings of HK$1.82 per share. The Directors have declared an interim dividend for 2001 of HK$0.38 per share to shareholders whose names appear on the Register of Members of the Company on 18th October, 2001. The dividend will be paid on 19th October, 2001.

The Register of Members of the Company will be closed from Thursday, 11th October, 2001 to Thursday, 18th October, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 10th October, 2001.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 23rd August, 2001

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated net profit after tax for the first half of 2001 amounted to HK$4,212 million. Earnings per share were HK$1.82.

INTERIM DIVIDEND

The Directors have declared an interim dividend for 2001 of HK$0.38 per share (HK$0.38 per share in 2000) to shareholders whose names appear on the Register of Members of the Company on 18th October, 2001. The dividend will be paid on 19th October, 2001.

BUSINESS REVIEW

1. **Projects Completed in the First Half Year of 2001 :**

Name	**Location**	**Total Gross Floor Area** (sq. m.)	**Group's Interest**
No. 1 Star Street	The Remaining Portion of Section A of Inland Lot No. 2837	9,320	100%
Villa Esplanada Phase III	Tsing Yi Town Lot No. 129	79,640	22.5%
The Metropolis Hotel, Shopping Arcade and Office Tower	Kowloon Inland Lot No. 11077	97,180	Joint Venture
University Court	Section A of New Kowloon Inland Lot No. 2491	4,072	100%
Beijing Oriental Plaza Phase II Office Building	No. 1, East Chang An Ave., Dong Cheng District, Beijing	150,000	33.3775%

2. Projects Scheduled for Completion during the Second Half Year :

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Laguna Grande Laguna Verde	Kowloon Inland Lot No. 11056	121,280	Joint Venture
Ocean Vista Laguna Verde	Kowloon Inland Lot No. 11056	65,390	Joint Venture
Harbourfront Landmark	Kowloon Inland Lot No. 11055	62,460	50%
Beijing Oriental Plaza Phase III Office Building, Hotel and Serviced Apartments	No. 1, East Chang An Ave., Dong Cheng District, Beijing	178,000	33.3775%

3. New Acquisitions and Joint Developments and other Major Events :

(1) In March 2001, an associated company in which the Group has a 33.33% interest was awarded the tender for Land Parcel A (comprising Land Parcels A1 and A2) at Marina Boulevard, Singapore to be developed for commercial purposes. With a total site area of approximately 15,600 sq. m. and a developable gross floor area of approximately 152,000 sq. m., the proposed project is scheduled for completion in 2005.

(2) In May 2001, the Group as developer obtained approval from the Town Planning Board for the planning application for the development of Junk Bay Town Lot No. 1 sB and the remaining portion, Shek Kok Road. The site has an area of approximately 19,480 sq. m. and is planned for a residential development comprising a total developable gross floor area of approximately 97,400 sq. m. Lease modification is in progress.

(3) In May 2001, the Group executed the land grant with the Government in respect of Lot No. 815 in DD 110, Shek Kong, Yuen Long. Earmarked for a residential development with a total developable gross floor area of approximately 10,300 sq. m., the site has an area of about 25,800 sq. m.

(4) In July 2001, the Group reached an agreement with the Government for the land grant of Inland Lot No. 8972, Tiger Balm Garden, Tai Hang for residential purposes. The site area is approximately 7,230 sq. m. and the developable gross floor area is approximately 47,300 sq. m. Completion is scheduled for 2004.

(5) In July 2001, approval from the Town Planning Board was obtained for the planning application for various lots in DD 379, Siu Sau Tsuen, Tuen Mun for residential purposes. The project, a joint venture between the Group and another developer, has a site area of about 26,000 sq. m. Further design and planning are underway.

(6) During the period under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(7) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

4. Major Associated Company :

The associated Hutchison Whampoa Group recorded unaudited consolidated net profit after tax for the half year ended 30th June, 2001 of HK$7,193 million (2000: HK$31,126 million).

PROSPECTS

Following its established strategies, the Group continues to strengthen its property business, venture into new technologies and embark on diversification and globalisation. These underlying principles of the Group's various initiatives have consolidated its sound foundations and will continue to guide it in the future.

- The Group targets to strengthen its established position in the property market with even stronger fundamentals for further growth. Following successive interest rate cuts and the improving purchasing power of flat buyers, the local property market is set for recovery. The Group continues to enhance its responsiveness to the market through its ongoing pursuit of innovation and perfection, which will position it well for the anticipated market upturn.

  It has been the Group's policy to build up a sizable quality landbank by selective acquisitions of prime sites. Our existing landbank, comprising mainly of urban sites and agricultural land with prime locations and good potential for development, is sufficient to support our development in the next four or five years.

  The Group will continue its efforts in enriching its quality portfolio of investment properties which is expected to expand significantly in the next few years. This is in line with the Group's policy to increase progressively the recurrent earnings base from its rental properties.

  Good progress was reported for the Group's active foray into the Mainland and overseas property markets. The Group will continue to strengthen its presence in these markets by pursuing selective investments when appropriate opportunities arise. Building on its good reputation and experience in property development, the Group is positioned to develop further its property business based on the combined strengths of its local and overseas property portfolios.

- The Group is branching out into the new tech and hi-tech arena to capitalise on the synergies between its traditional businesses and new technologies. Active ventures have commenced in areas such as biotechnology, e-commerce and other Internet-related businesses following a disciplined approach to expansion. These businesses, usually long-term investments with low capital and high return, are expected to mature and provide profit contributions for the Group in one or two years. The Group's enterprising corporate culture, coupled with its professional team of hi-tech experts, efficient management and strong financial capabilities, will enable the Group to gain first-mover advantage in this exciting era led by knowledge and new technologies.

- The Group's initiatives for diversification and globalisation have continued. Riding on the solid progress of Hutchison Whampoa's strategic investments, the Group continues to build up and strengthen its quality assets around the globe, creating better value for its shareholders.

  The drop in total profit of the Hutchison Whampoa Group for the first-half of the year was attributable to the provision made against the fall in share prices of telecommunications companies in which it has interests according to its prudent accounting policy. Momentum of business growth was maintained both locally and overseas, with solid performances recorded for all of its core businesses. Start-up operations such as the 3G mobile services are being tightly managed under the discipline of cost rationalisation and controlled expansion. While these businesses are currently at an investment stage, they are poised to become important earnings generators for the Group when they mature in the next two or three years. The Hutchison Whampoa Group is in an enviable position to meet the challenges and opportunities ahead supported by its strong financial foundation.

The Cheung Kong Group has been prudent in financial management and allocation of assets and talents. With the shareholders' interest in mind, the Group always strives to maintain its financial flexibility with substantial cash reserves in order to capture attractive investments at the right time and appropriate prices. The Group is focused on enhancing further its competitive edge in the fast-changing global arena. This vision is shared by all of its business divisions which are alert to the latest trends and are committed to strengthening their existing base while exploring new business opportunities. The dynamism and vitality that power the solid growth of the Group will continue to drive it forward in the years to come.

The global economic slowdown will inevitably have an impact on the recovery of Hong Kong's economy. However, I look forward to the long term economic prospects of Hong Kong and the Mainland with confidence and high expectations. The Greater China region is poised to exhibit increased vitality and will benefit from tremendous investment opportunities given China's continuing strong economic growth, its impending entry to the WTO and the hosting of the Olympic Games. The Cheung Kong Group will continue to be based in Hong Kong, the home base from which it thrives and excels as it continues to seek suitable expansion opportunities globally.

Our innovative and dedicated staff have been a major force supporting our solid growth. I take this opportunity to extend my thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 23rd August, 2001

DIRECTORS' INTERESTS

As at 30th June, 2001, the interests of the Directors in the shares or debentures of the Company and its associated corporations as required to be recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

(a) **Interests in the Company**

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	62,741,098 (Note 1)	771,705,406 (Note 2)	834,446,504
Li Tzar Kuoi, Victor	220,000	–	500,000	771,705,406 (Note 2)	772,425,406
George Colin Magnus	56,000	10,000	–	150,000 (Note 5)	216,000
Kam Hing Lam	10,000	–	–	–	10,000
Leung Siu Hon	633,100	64,500	–	–	697,600
Chow Kun Chee, Roland	65,600	–	–	–	65,600
Hung Siu-lin, Katherine	20,000	–	–	–	20,000
Yeh Yuan Chang, Anthony	–	384,000	–	–	384,000

(b) Interests in Associated Corporations

Hutchison Whampoa Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	2,139,002,773 (Note 3)	2,139,002,773
Li Tzar Kuoi, Victor	–	–	1,086,770 (Note 4)	2,139,002,773 (Note 3)	2,140,089,543
George Colin Magnus	880,000	9,900	–	–	889,900
Leung Siu Hon	11,000	28,600	–	–	39,600
Fok Kin-ning, Canning	962,597	–	148,278 (Note 7)	–	1,110,875
Chow Kun Chee, Roland	49,931	–	–	–	49,931
Hung Siu-lin, Katherine	34,000	–	–	–	34,000
Yeh Yuan Chang, Anthony	–	100,000	–	–	100,000
Chow Nin Mow, Albert	97	–	–	–	97
Simon Murray	25,000	7,000	–	–	32,000

Cheung Kong Infrastructure Holdings Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,912,109,945 (Note 6)	1,912,109,945
Li Tzar Kuoi, Victor	–	–	–	1,912,109,945 (Note 6)	1,912,109,945
Kam Hing Lam	100,000	–	–	–	100,000

Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, by virtue of their interests in the share capital of the Company as described in Note 2 and as Directors of the Company are deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SDI Ordinance.

Also by virtue of their interests as discretionary beneficiaries of certain discretionary trusts as described in Note 2 and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the shares of the following subsidiaries and associated company of the Company held by Li Ka-Shing Unity Trustee Company Limited (and companies it controls) as trustee of The Li Ka-Shing Unity Trust:

Subsidiary	**Number of Ordinary Shares**
Beautiland Company Limited	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
Tsing-Yi Realty, Limited	945,000

Associated Company	**Number of Ordinary Shares**
Believewell Limited	1,000

In addition, Mr. Li Ka-shing is deemed to be interested in 4 shares of Tosbo Limited, a subsidiary of the Company, and 2 shares of Rasam Limited, an associated company of the Company, by virtue of his interest through his private companies.

Notes:

1. Such shares are held by certain companies in which Mr. Li Ka-shing is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings.

2. The two references to 771,705,406 shares relate to the same block of shares in the Company. Such shares are held by Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and by companies controlled by TUT as trustee of the LKS Unity Trust. All issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of TUT and of the trustees of the aforementioned discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited. Mr. Li Ka-shing owns more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited and accordingly is taken to be interested in the 771,705,406 shares in the Company under the SDI Ordinance.

3. The two references to 2,139,002,773 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

   (a) 2,130,202,773 shares held by certain subsidiaries of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note 2 as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard; and

   (b) 8,800,000 shares held by a unit trust. All issued and outstanding units of such unit trust are held by discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

More than one-third of the issued share capital of the trustees of the aforementioned unit trust and discretionary trusts are owned by Li Ka-Shing Castle Holdings Limited in which Mr. Li Ka-shing owns more than one-third of its issued share capital and accordingly, Mr. Li Ka-shing is taken to be interested in the 8,800,000 shares in HWL under the SDI Ordinance.

4. Such shares are held by certain companies in which Mr. Li Tzar Kuoi, Victor is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings.

5. Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

6. The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

   (a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor by virtue of their deemed interest in the shares of the Company as discretionary beneficiaries of certain discretionary trusts as described in Note 2 above, are deemed to be interested in such shares of CKI held by the subsidiary of HWL.

   (b) 3,603,000 shares held by Pennywise Investments Limited ("Pennywise") and 1,825,000 shares held by Triumphant Investments Limited ("Triumphant"). Pennywise and Triumphant are companies controlled by TUT as trustee of the LKS Unity Trust. Mr. Li Tzar Kuoi, Victor is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his interests as discretionary beneficiary of certain discretionary trusts as described in Note 2 above and as a Director of CKI. Mr. Li Ka-shing is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his deemed interest in TUT and the trustees of those discretionary trusts as described in Note 2 above.

7. These shares are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

As at 30th June, 2001, Mr. Li Tzar Kuoi, Victor had corporate interests in a notional amount of HK$25,000,000 in the 8.15% Notes due 2002 issued by Cheung Kong Finance Cayman Limited and a nominal amount of US$5,000,000 in the 7% Notes due 2011 issued by Hutchison Whampoa International (01/11) Limited. Such Notes are held by a company in which he is entitled to control one-third or more of the voting rights at its general meetings.

As at 30th June, 2001, Mr. Fok Kin-ning, Canning had a personal interest in 100,000 ordinary shares in Hutchison Telecommunications (Australia) Limited, and corporate interests in a notional amount of US$11,000,000 in the 6.95% Notes due 2007 issued by Hutchison Whampoa Finance (CI) Limited and a nominal amount of US$6,000,000 in the 7% Notes due 2011 issued by Hutchison Whampoa International (01/11) Limited. Such interests in the Notes are held through a company which is equally owned by him and his wife.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Apart from the above, as at 30th June, 2001 there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2001, the register required to be kept under Section 16(1) of the SDI Ordinance showed that, in addition to the interests disclosed above in respect of the Directors, the Company has been notified by Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust that each of them is taken to have an interest under the SDI Ordinance in the same 771,705,406 shares of the Company as described in Note 2 above.

LIQUIDITY AND FINANCING

During the period, the Group issued bonds and notes in the total amount of HK$900 million due 2004 and redeemed notes in the amount of HK$334 million due January this year. At 30th June, 2001, outstanding bonds and notes issued by the Group amounted to HK$8.9 billion.

Together with bank loans of HK$12.1 billion, the Group's total borrowings as at 30th June, 2001 was HK$21 billion, with no significant change from last year end date, and the maturity profile spread over a period of nine years with HK$5.9 billion repayable within 1 year, HK$13.8 billion within 2 to 5 years and HK$1.3 billion within 6 to 9 years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$1.7 billion) over shareholders' funds, at 11.8% at the interim period end date.

With cash and marketable securities on hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

TREASURY POLICIES

The Group maintains a conservative approach on foreign exchange exposure management. The majority of the Group's borrowings, approximately 85% of the total at interim period end date, was in HK$ with the balance mainly in US$. While the Group derives its revenue and maintains cash balances mainly in HK$, it holds sufficient liquid investments denominated in US$ to cover its exposure to fluctuations in foreign exchange rates.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis. When appropriate and at times of interest rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of interest rate exposure.

CHARGES ON ASSETS

As at 30th June, 2001, certain assets of the Group with aggregate carrying value of HK$824 million, with no significant change from last year end date, were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

CONTINGENT LIABILITIES

As at 30th June, 2001, the Group's contingent liabilities, with no significant change from last year end date, were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 48 years amounted to HK$4,592 million;

(b) guarantees provided for bank loans utilised by jointly controlled entities amounted to HK$2,142 million, utilised by associates amounted to HK$109 million and utilised by affiliated companies amounted to HK$58 million;

(c) guarantees provided for the minimum revenue to be shared by the other parties of joint development projects undertaken by jointly controlled entities amounted to HK$100 million.

EMPLOYEES

The Group, including its subsidiaries but excluding associates, employed approximately 5,200 employees at the interim period end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$521 million for the period. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

AUDIT COMMITTEE

The Group's interim report for the six months ended 30th June, 2001 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee since its establishment and it shall meet at least twice each year.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June, 2001. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during this period.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Consolidated Profit and Loss Account

For the six months ended 30th June, 2001

	Note	Six months ended 30th June 2001 (Unaudited) HK$ Million	 2000 (Unaudited) HK$ Million
Turnover	(2)		
Group activities		**1,259**	4,550
Share of property sales of jointly controlled entities		**1,386**	2,890
		2,645	7,440
Group turnover		**1,259**	4,550
Investment and other income		**612**	684
Operating costs			
Property and related costs		**(706)**	(2,397)
Salaries and related expenses		**(328)**	(383)
Interest expenses		**(342)**	(365)
Other expenses		**(167)**	(205)
		(1,543)	(3,350)
Share of results of jointly controlled entities		**335**	59
Operating profit		**663**	1,943
Share of results of associates	(3)	**4,119**	15,967
Profit before taxation	(4)	**4,782**	17,910
Taxation	(5)	**(565)**	(575)
Profit after taxation		**4,217**	17,335
Minority interests		**(5)**	60
Profit attributable to shareholders		**4,212**	17,395
Dividends			
Interim dividend of HK$0.38 (2000 – HK$0.38) per share		**880**	880
Earnings per share	(6)	**HK$1.82**	HK$7.57

Consolidated Balance Sheet

As at 30th June, 2001

	30/6/2001 (Unaudited) HK$ Million	31/12/2000 (Audited) HK$ Million
Non-current assets		
Fixed assets	**15,282**	15,245
Associates	**120,462**	119,383
Jointly controlled entities	**30,101**	28,039
Investments in securities	**3,670**	1,555
Long term loans	**488**	484
	170,003	164,706
Current assets		
Investments in securities	**596**	2,695
Stock of properties	**18,351**	18,039
Debtors, deposits and prepayments	**881**	886
Bank balances and deposits	**1,685**	2,429
	21,513	24,049
Current liabilities		
Bank and other loans	**5,950**	7,250
Creditors and accrued expenses	**1,600**	1,565
Provision for taxation	**702**	680
Net current assets	**13,261**	14,554
Total assets less current liabilities	**183,264**	179,260
Non-current liabilities		
Bank and other loans	**15,093**	13,806
Deferred items	**5**	12
	15,098	13,818
Minority interests	**4,606**	3,298
Total net assets	**163,560**	162,144
Representing:		
Share capital	**1,158**	1,158
Share premium	**9,331**	9,331
Reserves	**2,349**	2,319
Retained profits	**149,842**	146,510
Dividend		
Interim dividend for 2001	**880**	–
Final dividend for 2000	–	2,826
Total shareholders' funds	**163,560**	162,144

Consolidated Statement of Recognised Gains and Losses

For the six months ended 30th June, 2001

	Six months ended 30th June	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$ Million	HK$ Million
Exchange gains on translation of financial statements of subsidiaries, jointly controlled entities and associates	**30**	21
Net profit for the period	**4,212**	17,395
Total recognised gains and losses	**4,242**	17,416

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June, 2001

	Six months ended 30th June	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$ Million	HK$ Million
Net cash inflow/(outflow) from operating activities	**320**	(1,426)
Net cash outflow from returns on investments and servicing of finance	**(377)**	(377)
Tax paid	**(5)**	(8)
Net cash outflow from investing activities	**(1,980)**	(3,162)
Net cash outflow before financing	**(2,042)**	(4,973)
Net cash inflow from financing	**1,298**	4,076
Decrease in cash and cash equivalents	**(744)**	(897)
Cash and cash equivalents at 1st January	**2,429**	3,337
Cash and cash equivalents at 30th June	**1,685**	2,440

Notes to Interim Financial Statements

(1) Basis of preparation

The interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" in Hong Kong. Save for changes described below, the interim financial statements have been prepared based on the same principal accounting policies as those set out in the annual report 2000.

In accordance with SSAP 10 (revised) "Accounting for Investments in Associates" and SSAP 30 "Business Combinations", goodwill arising on acquisition of subsidiaries and associates with effect from 1st January, 2001 is carried at cost as an asset and amortised over its estimated useful life as an expense, while the Group in prior years charged goodwill to reserves. This change in accounting policy has no significant impact on the interim financial statements. Goodwill previously charged to reserves and not yet recognised in profit and loss account is insignificant.

In accordance with SSAP 9 (revised) "Events after the Balance Sheet Date", dividends declared or proposed after balance sheet dates should not be recognised as a liability at the balance sheet dates. Accordingly, interim dividend for 2001 and final dividend for 2000 are shown as separate components of equity in the interim financial statements.

(2) Turnover and contribution

The Group's turnover by operating activities and their respective contribution for the period are as follows:

	Turnover Six months ended 30th June		Contribution Six months ended 30th June	
	2001	2000	**2001**	2000
	HK$ Million	HK$ Million	**HK$ Million**	HK$ Million
Property sales				
Company and subsidiaries	**661**	4,138	**48**	1,869
Jointly controlled entities	**1,386**	2,890	**266**	79
Property rental	**358**	223	**268**	157
Hotel operation	**131**	45	**24**	–
Real estate agency and management	**109**	144	**25**	20
	2,645	7,440	**631**	2,125
Investment and finance			**416**	362
Others (including share of results of jointly controlled entities)			**(42)**	(179)
Interest expenses			**(342)**	(365)
Operating profit			**663**	1,943

Turnover of the Group's overseas operations, mainly from the Mainland, accounted for approximately 17% of the Group's turnover and their contributions were not material.

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

(3) Share of results of associates

The share of results of associates in 2001 included the Group's share of profit of HK$14,991 million arising from the merger of VoiceStream Wireless Corporation and Deutsche Telekom AG recognised by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$14,042 million made by Hutchison Whampoa Limited.

The share of results of associates in 2000 included the Group's share of profit of HK$24,985 million arising from disposal of the shareholding in Mannesmann AG by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$14,991 million made by Hutchison Whampoa Limited.

(4) Profit before taxation

	Six months ended 30th June	
	2001	2000
	HK$ Million	HK$ Million
Profit before taxation is arrived at after charging/(crediting):		
Interest expenses	**680**	704
Less: Interest capitalised	**(338)**	(339)
	342	365
Costs of properties sold	**572**	2,024
Depreciation	**30**	25
Net realised and unrealised holding gains on other investments	**(262)**	(30)

(5) Taxation

	Six months ended 30th June	
	2001	2000
	HK$ Million	HK$ Million
Company and subsidiaries		
Hong Kong profits tax	**27**	215
Overseas tax	–	(7)
Deferred tax	(7)	–
Jointly controlled entities		
Hong Kong profits tax	**11**	13
Overseas tax	**23**	11
Associates		
Hong Kong profits tax	**173**	172
Overseas tax	**338**	171
	565	575

Hong Kong profits tax has been provided for at the rate of 16% (2000 – 16%) on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

(6) Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2000 – weighted average of 2,298,783,148 shares) in issue during the period.

(7) Related party transactions

During the period and in the ordinary course of business, the Group undertook various transactions with related parties on normal commercial terms, including advances made to, repayments received from, and guarantees provided for associates and jointly controlled entities. At the interim period end date, amounts due from associates and jointly controlled entities amounted to HK$526 million and HK$28,008 million respectively, amounts due to associates and jointly controlled entities amounted to HK$78 million and HK$866 million respectively, and interest received from jointly controlled entities during the period amounted to HK$261 million.

Other than the aforementioned, there were no other significant related party transactions required for disclosure in the interim financial statements.

(8) Debtors and creditors

The Group's debtors mainly comprise receivables for sale of properties and rental. Credit policies for each project are determined based on normal commercial terms with reference to the prevailing market conditions. The Group's creditors mainly comprise costs payable for property development projects which are payable upon completion of work certified by the architects.

At the interim period end date, most of the Group's debtors and creditors were current within their respective terms of credit and there were no significant overdue amounts.

(9) Review of interim financial statements

The interim financial statements are unaudited, but have been reviewed by the Audit Committee.

7. 有關連人士交易

期內，本集團與有關連人士於日常業務範圍內按一般商業條款進行若干交易：包括向聯營公司及共同發展公司貸款、收取其還款及為其作出擔保。於中期結算日，借聯營公司及共同發展公司款項分別為港幣526,000,000元及港幣28,008,000,000元，欠聯營公司及共同發展公司款項分別為港幣78,000,000元及港幣866,000,000元，期內收取共同發展公司利息港幣261,000,000元。

除上述外，本集團並無其他重大有關連人士交易須於本中期財務報表內披露。

8. 應收賬款及應付賬款

本集團之應收賬款主要包括物業銷售及租務之應收款。每個項目之信貸政策乃根據一般商業條款及按當時市場情況而定。本集團之應付賬款主要包括物業發展項目成本之應付款，該等應付款於工作完成及經建築師驗証後支付。

於中期結算日，本集團大部分應收賬款及應付賬款皆符合其個別信貸條款，並無重大逾期款項。

9. 中期財務報表審閱

本中期財務報表乃未經審核，但已由審核委員會作出審閱。

5. 稅項

	截至六月三十日止六個月	
	二零零一年 港幣百萬元	二零零零年 港幣百萬元
總公司及附屬公司		
香港利得稅	**27**	215
海外稅項	**–**	(7)
遞延稅項	**(7)**	–
共同發展公司		
香港利得稅	**11**	13
海外稅項	**23**	11
聯營公司		
香港利得稅	**173**	172
海外稅項	**338**	171
	565	575

香港利得稅準備乃根據期內估計應課稅溢利以稅率16%(2000年－16%)計算。海外稅項準備乃根據各個別公司估計應課稅溢利以該地之適用稅率計算。

6. 每股溢利

每股溢利乃根據股東應佔溢利，以期內已發行股份2,316,164,338股(2000年－加權平均股數2,298,783,148股)計算。

3. 攤佔聯營公司之損益

於二零零一年，攤佔聯營公司之損益包括期內集團所佔和記黃埔有限公司就VoiceStream Wireless Corporation與Deutsche Telekom AG合併所確認之盈利港幣14,991,000,000元及集團所佔和記黃埔有限公司為海外投資作出之撥備港幣14,042,000,000元。

於二零零零年，攤佔聯營公司之損益包括期內集團所佔和記黃埔有限公司出售Mannesmann AG股權所得之盈利港幣24,985,000,000元及集團所佔和記黃埔有限公司為海外投資作出之撥備港幣14,991,000,000元。

4. 除稅前溢利

	截至六月三十日止六個月	
	二零零一年 港幣百萬元	二零零零年 港幣百萬元
除稅前溢利已扣除/(計入)下列項目：		
利息支出	**680**	704
減：資本化之利息	**(338)**	(339)
	342	365
已售物業成本	**572**	2,024
折舊	**30**	25
持有其他投資之已變現及未變現獲利淨額	**(262)**	(30)

2. 營業額及業務收益

本集團期內各經營業務之營業額及業務收益貢獻如下：

	營業額 截至六月三十日止六個月		業務收益 截至六月三十日止六個月	
	二零零一年 港幣百萬元	二零零零年 港幣百萬元	**二零零一年 港幣百萬元**	二零零零年 港幣百萬元
物業銷售				
總公司及附屬公司	**661**	4,138	**48**	1,869
共同發展公司	**1,386**	2,890	**266**	79
物業租務	**358**	223	**268**	157
酒店經營	**131**	45	**24**	–
地產代理及樓宇管理	**109**	144	**25**	20
	2,645	7,440	**631**	2,125
投資及財務			**416**	362
其他（包括攤佔共同發展公司之損益）			**(42)**	(179)
利息支出			**(342)**	(365)
營業溢利			**663**	1,943

本集團海外業務之營業額主要來自內地，約佔本集團營業額17%，其收益貢獻並不重大。

營業額不包括共同發展公司（集團攤佔之物業銷售所得除外）及上市與非上市聯營公司之營業額。

中期財務報表附註

1. 編製基準

本中期財務報表乃根據香港會計實務準則第二十五條「中期財務報告」編製。除下述變更外，本中期財務報表以於二零零零年度報告書內所列出之相同主要會計政策編製。

依照於期內生效之會計實務準則第十條修訂本「聯營公司投資會計處理」及會計實務準則第三十條「商業合併」，由二零零一年一月一日起收購附屬公司及聯營公司所產生之商譽以成本值入賬並於估計可供使用之年期內攤銷，本集團以往將商譽於儲備賬內撇除。此項會計政策變更對本中期財務報表無重大影響，而過去於儲備賬內撇除但仍未於損益計算表內確認之商譽屬輕微。

依照於期內生效之會計實務準則第九條修訂本「結算日後事項」，於結算日後宣派或擬派之股息在結算日不應確認為負債。故此，在本中期財務報表內，二零零一年之中期股息及二零零零年之末期股息被列為股東權益之另一部分。

綜合收益及虧損確認表

截至二零零一年六月三十日止六個月

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	港幣百萬元	港幣百萬元
附屬公司、共同發展公司及聯營公司財務報表伸算之匯兌收益	**30**	21
期內之溢利	**4,212**	17,395
收益及虧損確認總額	**4,242**	17,416

簡明綜合現金流動狀況表

截至二零零一年六月三十日止六個月

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	港幣百萬元	港幣百萬元
經營業務之現金流入/(流出)淨額	**320**	(1,426)
投資回報及財務收支之現金流出淨額	**(377)**	(377)
稅項支出	**(5)**	(8)
投資業務之現金流出淨額	**(1,980)**	(3,162)
融資前之現金流出淨額	**(2,042)**	(4,973)
融資之現金流入淨額	**1,298**	4,076
減少現金及現金等值項目	**(744)**	(897)
1月1日現金及現金等值項目	**2,429**	3,337
6月30日現金及現金等值項目	**1,685**	2,440

綜合資產負債表

二零零一年六月三十日結算

	二零零一年 六月三十日 (未經審核) 港幣百萬元	二零零零年 十二月三十一日 (經審核) 港幣百萬元
非流動資產		
固定資產	**15,282**	15,245
聯營公司	**120,462**	119,383
共同發展公司	**30,101**	28,039
證券投資	**3,670**	1,555
長期貸款	**488**	484
	170,003	164,706
流動資產		
證券投資	**596**	2,695
物業存貨	**18,351**	18,039
應收賬款、按金及預付款項	**881**	886
銀行存款及定期存款	**1,685**	2,429
	21,513	24,049
流動負債		
銀行及其他借款	**5,950**	7,250
應付賬款及費用	**1,600**	1,565
税項準備	**702**	680
流動資產淨值	**13,261**	14,554
資產總額減流動負債	**183,264**	179,260
非流動負債		
銀行及其他借款	**15,093**	13,806
遞延項目	**5**	12
	15,098	13,818
少數股東權益	**4,606**	3,298
資產淨值總額	**163,560**	162,144
上列項目代表：		
股本	**1,158**	1,158
股本溢價	**9,331**	9,331
儲備	**2,349**	2,319
保留溢利	**149,842**	146,510
股息		
二零零一年中期股息	**880**	—
二零零零年末期股息	**—**	2,826
股東權益總額	**163,560**	162,144

綜合損益計算表

截至二零零一年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零一年 (未經審核) 港幣百萬元	二零零零年 (未經審核) 港幣百萬元
營業額	(2)		
集團業務		**1,259**	4,550
攤佔共同發展公司之物業銷售		**1,386**	2,890
		2,645	7,440
集團營業額		**1,259**	4,550
投資及其他收入		**612**	684
營運成本			
物業及有關成本		**(706)**	(2,397)
薪金及有關支出		**(328)**	(383)
利息支出		**(342)**	(365)
其他支出		**(167)**	(205)
		(1,543)	(3,350)
攤佔共同發展公司之損益		**335**	59
營業溢利		**663**	1,943
攤佔聯營公司之損益	(3)	**4,119**	15,967
除稅前溢利	(4)	**4,782**	17,910
稅項	(5)	**(565)**	(575)
除稅後溢利		**4,217**	17,335
少數股東權益		**(5)**	60
股東應佔溢利		**4,212**	17,395
股息			
中期股息每股港幣0.38元 (2000年 — 港幣0.38元)		**880**	880
每股溢利	(6)	**港幣1.82元**	港幣7.57元

審核委員會

集團截至二零零一年六月三十日止六個月之中期報告，經已由審核委員會審閱。該審核委員會自成立以來均有定期會議，並須每年至少舉行兩次。

購入、出售或贖回股份

截至二零零一年六月三十日止之六個月內，本公司並無贖回任何股份，而本公司或其任何附屬公司亦無購入或出售本公司任何股份。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理地指出本公司在本中期報告所包括會計期間的任何時間，未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

資產按揭

於二零零一年六月三十日，集團為附屬公司及聯繫公司之借貸作抵押之若干資產總賬面值為港幣八億二千四百萬元，較去年年底並無重大改變。

或有負債

於二零零一年六月三十日，集團之或有負債如下，較去年年底並無重大改變：

(一) 攤佔共同發展公司為一合作經營企業在未來四十八年向合作方應付保證利潤作出擔保之或有負債總額達港幣四十五億九千二百萬元；

(二) 為共同發展公司已動用之銀行借款達港幣二十一億四千二百萬元、聯營公司已動用之銀行借款達港幣一億零九百萬元及聯繫公司已動用之銀行借款達港幣五千八百萬元作出擔保；

(三) 為共同發展公司所經營之合作發展項目就對方可收取之最低收益達港幣一億元作出擔保。

僱員

於中期結算日，除聯營公司以外，集團僱用約五千二百名員工，期內僱員開支(不包括董事酬金)約港幣五億二千一百萬元。集團確保僱員薪酬維持競爭性，僱員之薪酬及花紅，以僱員個別之表現釐定。集團並無僱員認購股權計劃。

資金流動性及融資

期內，集團發行於二零零四年到期之債券及票據共港幣九億元，並贖回於本年一月到期之票據港幣三億三千四百萬元。於二零零一年六月三十日，集團已發行而未到期之債券及票據達港幣八十九億元。

連同銀行借款港幣一百二十一億元，集團於二零零一年六月三十日之總借貸為港幣二百一十億元，較去年年底並無重大改變，還款期攤分九年：於一年內到期借款為港幣五十九億元，於二至五年內到期借款為港幣一百三十八億元，於六至九年內到期借款為港幣十三億元。

集團繼續維持低資本與負債比率，於中期結算日為百分之十一點八，以集團淨借貸（已減除現金及銀行存款港幣十七億元）佔股東權益總額為計算基準。

集團擁有現金及可買賣證券，加上未動用貸款額，其資金流動性持續穩健，有足夠財務資源以應付承約及營運需求。

理財政策

集團對管理外匯風險保持審慎態度，大部分借貸以港幣為主，於中期結算日，佔借款總額約百分之八十五，其餘借款大部分為美元。集團之收益及現金結存主要以港幣為基礎，惟集團亦持有足夠以美元為基礎之流動投資以抵銷匯率波動風險。

集團借貸主要以浮息為基礎。至於集團已發行之定息債券及票據，集團已安排利率掉期合約，將利率轉成以浮息為基礎。在適當時候及於利率不明朗或有重大變化時，集團以對沖工具（如掉期合約及遠期合約）抵銷利率風險。

於二零零一年六月三十日，李澤鉅先生透過一間由其擁有三分之一以上發行股本之公司持有由Cheung Kong Finance Cayman Limited發行面值為港幣二千五百萬元將於二零零二年到期、息率為8.15釐的票據及由Hutchison Whampoa International (01/11) Limited發行面值為五百萬美元將於二零一一年到期、息率為7釐的票據。

於二零零一年六月三十日，霍建寧先生持有100,000股 Hutchison Telecommunications (Australia) Limited 普通股。另外，霍建寧先生與其妻子持有同等權益之公司則持有由Hutchison Whampoa Finance (CI) Limited 發行面值為一千一百萬美元將於二零零七年到期、息率為6.95釐的票據及由Hutchison Whampoa International (01/11) Limited發行面值為六百萬美元將於二零一一年到期、息率為7釐的票據。

若干董事代本公司及其他附屬公司在若干附屬公司受託持有董事資格股份。

除上述外，於二零零一年六月三十日，並無其他權益或優先權記載於按證券（公開權益）條例第二十九條規則而制定之登記冊內。

主要股東

根據證券（公開權益）條例第十六條一項而制定之主要股東登記冊所示，於二零零一年六月三十日，除上述披露有關董事持有之權益外，本公司得知，Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分及Li Ka-Shing Unity Trustee Corporation Limited 以The Li Ka-Shing Unity Discretionary Trust 信託人身分，根據證券（公開權益）條例，均被視作持有上述附註（二）所指之771,705,406股本公司股份。

根據證券(公開權益)條例,李嘉誠先生被視為持有上述之8,800,000股和黃股份,因李嘉誠先生擁有 Li Ka-Shing Castle Holdings Limited 三分之一以上之發行股本,上述各單位信託及全權信託之信託人三分之一以上發行股本,由 Li Ka-Shing Castle Holdings Limited 擁有。

(四) 該等股份乃由若干由李澤鉅先生擁有三分之一以上發行股本之公司持有。

(五) 該股份權益由一信託控制之公司持有,該信託之可能受益人包括麥理思先生。

(六) 上述兩處所提及之1,912,109,945股長江基建集團有限公司(「長建」)股份,實指同一股份權益,其中包括:

(甲) 1,906,681,945股由和黃一附屬公司持有。本公司之若干附屬公司持有和黃已發行股本超過三分之一。作為上文附註(二)所述若干全權信託之可能受益人而被視為持有本公司之股份權益,李嘉誠先生及李澤鉅先生均被視為持有該和黃附屬公司所持有之該等長建股份權益。

(乙) 3,603,000股由Pennywise Investments Limited(「Pennywise」)持有及1,825,000股由Triumphant Investments Limited(「Triumphant」)持有。Pennywise 及Triumphant為TUT 以 LKS Unity Trust 之信託人身分控制之公司。作為上文附註(二)所述若干全權信託之可能受益人及身為長建董事,李澤鉅先生被視為持有 Pennywise 及 Triumphant 所持有之該等長建股份權益。作為上文附註(二)所述被視為擁有 TUT 及若干全權信託之信託人之權益,李嘉誠先生被視為持有由Pennywise 及 Triumphant 所持有之長建股份權益。

(七) 該等股份乃由一間霍建寧先生及其妻子持有同等權益之公司持有。

附註：

(一) 該等股份乃由若干由李嘉誠先生擁有三分之一以上發行股本之公司持有。

(二) 上述兩處所提及之 771,705,406 股本公司股份，實指同一股份權益。該股份權益由 Li Ka-Shing Unity Trustee Company Limited（「TUT」）以 The Li Ka-Shing Unity Trust（「LKS Unity Trust」）信託人身分及其控制之公司持有。LKS Unity Trust 所發行之全部信託單位由 Li Ka-Shing Unity Trustee Corporation Limited 以 The Li Ka-Shing Unity Discretionary Trust 信託人身分及另一全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與兩名女兒，及李澤楷先生。

根據證券（公開權益）條例，李嘉誠先生被視為持有上述之 771,705,406 股本公司股份，因李嘉誠先生擁有 Li Ka-Shing Unity Holdings Limited 三分之一以上發行股本，TUT 及上述各全權信託之信託人三分之一以上發行股本由 Li Ka-Shing Unity Holdings Limited 擁有。

(三) 上述兩處所提及之 2,139,002,773 股和記黃埔有限公司（「和黃」）股份，實指同一股份權益，其中包括：

(甲) 2,130,202,773 股，由本公司若干附屬公司持有。李嘉誠先生及李澤鉅先生作為本公司董事，透過附註(二)所述，其中包括作為該等全權信託之可能受益人身分，被視為持有該等股份權益。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與兩名女兒，及李澤楷先生；及

(乙) 8,800,000 股，由一單位信託持有。該單位信託所發行之全部信託單位由兩個全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與兩名女兒，及李澤楷先生。

根據證券(公開權益)條例，李嘉誠先生及李澤鉅先生，作為本公司董事，因被視為持有附註(二)所述之本公司股份，而被視為持有由本公司持有之本公司附屬及聯營公司股份權益。

再者，因作為附註(二)所述若干全權信託之可能受益人及作為本公司董事，李嘉誠先生及李澤鉅先生被視為持有下述本公司附屬公司及聯營公司由 Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分(及其控制之公司)持有之股份權益：

附屬公司	**普通股股數**
美地有限公司	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
青衣地產有限公司	945,000

聯營公司	**普通股股數**
Believewell Limited	1,000

李嘉誠先生因透過其若干私人公司所持有之股份權益而被視為持有本公司附屬公司 Tosbo Limited 之 4 股普通股及聯營公司 Rasam Limited 之 2 股普通股。

(二) 相聯公司權益

和記黃埔有限公司

董事			普通股股數		
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	–	2,139,002,773 (附註三)	2,139,002,773
李澤鉅	–	–	1,086,770 (附註四)	2,139,002,773 (附註三)	2,140,089,543
麥理思	880,000	9,900	–	–	889,900
梁肇漢	11,000	28,600	–	–	39,600
霍建寧	962,597	–	148,278 (附註七)	–	1,110,875
周近智	49,931	–	–	–	49,931
洪小蓮	34,000	–	–	–	34,000
葉元章	–	100,000	–	–	100,000
周年茂	97	–	–	–	97
馬世民	25,000	7,000	–	–	32,000

長江基建集團有限公司

董事			普通股股數		
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	–	1,912,109,945 (附註六)	1,912,109,945
李澤鉅	–	–	–	1,912,109,945 (附註六)	1,912,109,945
甘慶林	100,000	–	–	–	100,000

董事權益

於二零零一年六月三十日，按證券（公開權益）條例第二十九條規則而制定之登記冊所載，董事持有之本公司及相聯公司股份或債券如下：

（一）本公司權益

董事	普通股股數				
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	62,741,098 （附註一）	771,705,406 （附註二）	834,446,504
李澤鉅	220,000	–	500,000	771,705,406 （附註二）	772,425,406
麥理思	56,000	10,000	–	150,000 （附註五）	216,000
甘慶林	10,000	–	–	–	10,000
梁肇漢	633,100	64,500	–	–	697,600
周近智	65,600	–	–	–	65,600
洪小蓮	20,000	–	–	–	20,000
葉元章	–	384,000	–	–	384,000

審慎理財、善用資產及人才，是長江集團一貫的營運方針。集團將繼續維持充裕之現金水平及財務之靈活性，使其可於適當時機及恰當價格下，把握投資良機，以提升股東回報。環球市場瞬息萬變，集團各業務部門時刻保持敏鋭的時代觸覺，努力鞏固既有根基及革新業務，使企業保持充盈活力及增長動力，加強集團之國際競爭優勢。

全球經濟放緩無疑令正在復元的香港經濟蒙上陰影，惟內地經濟增長持續強勁，並將加入世貿及主辦奧運，均會締造龐大商機，為整個大中華地區注入無限生機及活力，有利內地及香港的長遠經濟發展。本人對兩地的經濟前景抱有極大期望及信心。長江集團將一如既往，繼續以香港為業務基地，積極尋求良機拓展環球優質業務，續創佳績。

富具創見及熱誠投入的企業人才，是帶領集團跨步向前的最大動力。本人謹藉此機會，對董事會同仁及本集團各部門員工期內之勤奮工作、忠誠服務及貢獻，深表謝意。

主席

李嘉誠

香港，二零零一年八月二十三日

- 新科技方面，集團正按部就班開闢各類新科技及高科技業務，如生化科技、電子商貿及其他互聯網相關業務，藉新科技與傳統業務協同整合以加強優勢。該等業務均為成本較低、效益高之長期投資，預期業務約於一、兩年後發展成熟，可為集團帶來溢利貢獻。集團憑藉勇於開拓的企業精神，配合內部科技專才、優良管理及雄厚資金，當可把握先機，在以知識為主導的高科技年代中獲益。

- 集團持續落實多元化及全球化之擴展計劃，旗下環球優質資產不斷擴大及加強，有賴透過和記黃埔的策略性投資取得成效，為股東創富增值。

  和記黃埔集團上半年度之業績下調，實因其所持電訊股份價格下跌，而和記黃埔集團基於審慎政策而作出撥備所致。和記黃埔集團於本港及海外的業務保持迅速增長，傳統核心業務均穩步發展；正值投資期的新增業務如第三代流動電訊業務，在管理層嚴控成本及選擇性投資下，預料兩、三年後將可創造價值，帶動溢利增長。和記黃埔集團坐擁龐大現金儲備，使其具有更大的應變空間，不論面對困阻或商機，皆能進退自如。

業務展望

集團既定之重點發展方針：強化地產業務、拓展新科技及擴充環球多元化業務，於期內一直主導各業務策略之制定及推行，使集團進一步跨向多元化及國際化之目標。集團今後將按同一路向，繼續於不同環節落實有關方針。

- 地產業務方面，集團將以鞏固本身已穩固之市場地位為發展目標。本港利率連番下調，有助市民改善置業能力，為物業市場穩步復甦的利好條件。集團將持續運用其應變能力及創新概念，靈活配合物業市場的不同需求及轉變，持續推陳出新，加強優勢。

  集團一貫政策是選擇性地增持優質土地，以確保土地儲備充裕。集團現有土地多為極具發展潛力及地點優越的市區土地及農地，足以支持四、五年內的發展所需。

  集團將持續調升租務物業比重，預料旗下收租樓面面積將於未來數年大幅增加，進一步擴闊集團穩定的經常性溢利基礎。

  開拓內地及海外物業市場之進展順利，集團日後將繼續物色合適投資項目，配合集團在地產業務之豐富經驗及良好信譽，與本地業務相輔相成，持續強化集團整體之地產業務。

(3) 於二零零一年五月，本集團與政府就元朗石崗丈量約分110段之815號地段土地簽署批地契約。該土地將作住宅用途，地盤面積約二萬五千八百平方米，可建樓面面積約一萬零三百平方米。

(4) 於二零零一年七月，本集團與政府就大坑內地段8972號虎豹別墅達成批地協議。該土地將興建住宅，地盤面積約七千二百三十平方米，可建樓面面積約四萬七千三百平方米，預計於二零零四年落成。

(5) 於二零零一年七月，本集團與另一發展商合作發展屯門小秀村丈量約分379段多段土地之規劃申請，已獲城市規劃委員會批准。該土地將興建住宅，地盤面積約二萬六千平方米，現正進行新階段之設計及規劃工作。

(6) 期間內本集團繼續購入具發展潛力之農地，部分農地現正進行不同階段之規劃設計及作出有關申請。

(7) 集團在內地的出售或出租地產項目均如期發展。

四. 主要聯營公司：

本集團聯營公司和記黃埔集團截至二零零一年六月三十日止半年之除稅後未經審核綜合純利為港幣七十一億九千三百萬元（二零零零年為港幣三百一十一億二千六百萬元）。

二. 下半年度內預期完成之物業：

名稱	地點	上蓋樓面總面積（平方米）	本集團所佔權益
海逸豪園海逸灣	九龍內地段11056號	121,280	合作發展
海逸豪園翠堤灣	九龍內地段11056號	65,390	合作發展
海名軒	九龍內地段11055號	62,460	50%
北京東方廣場第三期商業大廈、酒店及服務式住宅	北京東城區東長安街1號	178,000	33.3775%

三. 購入或合作發展之主要物業及其他主要業務：

(1) 於二零零一年三月，本集團持有百分之三十三點三三權益之聯營公司成功投得新加坡濱海林蔭大道Land Parcel A（包括A1及A2)土地，以興建商用物業，地盤總面積約一萬五千六百平方米，可建樓面面積則約為十五萬二千平方米。落成日期預計為二零零五年。

(2) 於二零零一年五月，就石角路將軍澳市地段1 sB號土地及剩餘部分之規劃申請，已獲城市規劃委員會批准。本集團為有關土地之發展商。該土地將興建住宅，地盤面積約一萬九千四百八十平方米，可建樓面面積約九萬七千四百平方米。地契修訂工作正在進行。

上半年度業績

本人謹向各股東報告，二零零一年度本集團上半年會計結算，除稅後未經審核之綜合純利為港幣四十二億一千二百萬元。每股溢利為港幣一元八角二分。

中期派息

董事會宣佈派發二零零一年度中期股息每股港幣三角八分（二零零零年度每股港幣三角八分），給予二零零一年十月十八日已登記在股東名冊內之股東。上述中期股息將於二零零一年十月十九日派發。

業務回顧

一. 上半年度已完成之物業：

名稱	地點	上蓋樓面總面積（平方米）	本集團所佔權益
滙星壹號	內地段2837號A段之剩餘部分	9,320	100%
灝景灣第三期	青衣市地段129號	79,640	22.5%
國際都會酒店、商場及寫字樓	九龍內地段11077號	97,180	合作發展
翰林苑	新九龍內地段2491號A段	4,072	100%
北京東方廣場第二期商業大廈	北京東城區東長安街1號	150,000	33.3775%

開派二零零一年度中期股息啟事

長江實業(集團)有限公司董事會宣佈，本集團截至二零零一年六月三十日止六個月之除稅後未經審核綜合純利為港幣四十二億一千二百萬元，即每股溢利為港幣一元八角二分。董事會現宣佈派發二零零一年度中期股息每股港幣三角八分，給予二零零一年十月十八日已登記在股東名冊內之股東。上述中期股息將於二零零一年十月十九日派發。

本公司將由二零零一年十月十一日(星期四)起至二零零一年十月十八日(星期四)止首尾兩天在內，暫停辦理股票過戶手續。已購買本公司股票人士為確保收取股息權利，請將購入之股票及填妥背面或另頁之過戶表格，於二零零一年十月十日(星期三)下午四時前送達香港皇后大道東一百八十三號合和中心十七樓本公司股票過戶處香港中央證券登記有限公司辦理過戶登記手續。

承董事會命
公司秘書
楊逸芝

香港，二零零一年八月二十三日

▷ 結合本港及海外地產業務優勢，持續提升已穩固之市場地位。

▷ 順利開拓各類新科技業務，率先掌握當中蘊藏的無窮機遇。

▷ 透過和記黃埔穩步發展的策略性投資，進一步實踐多元化及國際化之目標。

▷ 保持敏鋭的時代觸覺，時刻革新求進，加強國際競爭優勢。

目錄


有限公司

CHEUNG KONG (HOLDINGS) LIMITED

THE CHAIRMAN'S STATEMENT FOR 2001

HIGHLIGHTS

	2001	2000	Change
	HK$ Million	HK$ Million	
Profit before share of results of Hutchison Whampoa Group	1,251	2,387	-48%
Share of profit of Hutchison Whampoa Group	6,040	17,049	-65%
Profit attributable to shareholders	7,291	19,436	-62%
Earnings per share	HK$3.15	HK$8.42	-62%
Dividends per share	HK$1.60	HK$1.60	0%

- Enrich our property portfolio with quality projects both locally and overseas and increased rental investment.
- Add shareholder value with the attractive potential of the biotech business, CK Life Sciences.
- Enhance our global competitiveness with innovative businesses bridging the Old and New Economies.
- Accomplish diversification and globalisation following our creative but prudent approach to expansion.

NEW CONCEPTS NEW PROSPECTS

PROFIT FOR THE YEAR

The Group's audited consolidated net profit after tax for the year ended 31st December, 2001 amounted to HK$7,291 million (2000 - HK$19,436 million). Earnings per share were HK$3.15 (2000 - HK$8.42).

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.22 per share in respect of 2001, to shareholders whose names appear on the Register of Members of the Company on 23rd May, 2002. This together with the interim dividend of HK$0.38 per share gives a total of HK$1.60 per share for the year (2000 - HK$1.60 per share). The proposed dividend will be paid on 28th May, 2002 following approval at the Annual General Meeting.

PROSPECTS

STEADY PROGRESS

Hong Kong's economy was adversely affected as the global economy continued to slow in 2001 and the decline was further aggravated by the September 11 incident. Most local enterprises came under increasing pressure, particularly when international competition intensified following the inexorable march of globalisation. In the face of these challenges, the Group was able to withstand the impact of economic volatility and perform steadily as it benefited from its spread of diversified business operations in different geographical locations.

The Group continued to develop its businesses in keeping with its philosophy, "To advance while maintaining stability, and to maintain stability while advancing". All of its businesses, whether in Hong Kong, the Mainland and overseas, reported steady progress during the past difficult year and continue to develop new concepts and new prospects for future growth:

1. **Property Development – A Core Business of the Group**
   Local property transactions have recently shown signs of picking up as a result of successive interest rate cuts during the year. This augurs well for a steady recovery of the local property market supported by the underlying purchasing power of flat buyers. A number of the Group's property projects were launched last year, receiving encouraging responses from the market. It has been the Group's long-standing policy to strengthen its property business with a strong focus on quality enhancement and innovation. The Group continues to devise more responsive initiatives to satisfy the changing customer needs and market trends as the present transformation of Hong Kong's economy changes the local property sector.

   The Group continued to expand its landbank with urban sites and agricultural land acquired at reasonable prices through various channels, such as government auction, tender and land exchange. Its existing landbank is sufficient to support its development in the next four or five years. In an ongoing drive to expand further its high-quality landbank, the Group will examine every opportunity to secure valuable sites with good development potential, laying a solid platform for the future development of quality projects.

   Over the past few years, the Group has actively expanded its quality portfolio of investment properties both in Hong Kong and the Mainland, as illustrated by the growing number of its top-grade commercial projects and hotels. The recurrent rental income of the Group has steadily increased, following the completion of various grade-A office towers, shopping arcades and hotel developments. The further development of its rental properties continues to be a core objective for the Group, and a visible expansion in total rental floor area combined with improved long-term earnings growth capacity is expected in the coming years.

   The Group is always on the lookout for growth opportunities overseas while reinforcing its sound foundation in the local property market. Several projects have been developed and marketed in the United Kingdom, Singapore and the Mainland. The Group will continue to pursue suitable investments in the overseas property markets that show good prospects for expansion.

2. **Biotech and New Tech Businesses – Propeller of Future Growth**
   The Group always strives to attain new heights by venturing into new business arenas. Our biotech initiatives, a new focus of development in recent years, are led by CK Life Sciences Int'l., Inc. ("CK Life Sciences"). Its operations cover two dimensions – health and environmental sustainability, and its products are categorised into five areas – eco-agriculture, bioremediation, dermatological, nutriceutical and pharmaceutical. "NutriSmart" fertilizer, currently marketed in five countries, is the first product launched by CK Life Sciences. More biotech products are expected to come on stream in one or two years' with many of them being the subject of patent applications.

   The biotech industry is a promising and dynamic field with huge untapped potential. The Group will give full support to this business by providing ample resources for its research and development. As a new milestone in Hong Kong's biotech development, the Group's biotech initiatives also represent a new, exciting chapter for its global initiatives and should become a powerful driver for growth in the future.

   Other new tech and hi-tech operations of the Group, such as e-commerce and information-related businesses, are progressing well as planned. These businesses are

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Belgravia Place	London	8,670	42.5%
Le Parc (Huangpu Yayuan), Phase 1	Futian, Shenzhen	105,450	50%
Seasons Villas, Phases 2, 3A and 4	Pudong Huamu, Shanghai	35,690	50%
Horizon Cove, Phase 1	Zhuhai	54,280	50%

2. Developments in Progress and Scheduled for Completion in 2002:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Horizon Suites at Tolo Harbour	Sha Tin Town Lot No. 461	56,000	51%
Nob Hill	Kwai Chung Town Lot No. 474	52,040	50%
The Metropolis Serviced Apartments	Kowloon Inland Lot No. 11077	35,030	Joint Venture
The Victoria Towers	The Remaining Portion of Kowloon Inland Lot No. 11086	96,530	42.5%
Caribbean Coast Blocks 1-5	Tung Chung Town Lot No. 5	121,400	Joint Venture
Sites at Queen Street Sheung Wan	Inland Lot No. 8897	60,970	Joint Venture
Laguna Verona Phases 1.3 and 1.4	Dongguan	19,380	47%
Beijing Oriental Plaza Phase III Office Building and Serviced Apartments	No. 1 East Chang An Ave., Dong Cheng District, Beijing	83,000	33.3775%
Royal Garden Block 1, Phase 1A	San Fang Qi Xiang, Fuzhou	26,650	89%
Horizon Cove Phases 1 and 2	Zhuhai	104,200	50%
Seasons Villas Phases 5 and 6	Pudong Huamu, Shanghai	37,860	50%
Huasi Lu, Site 2 Phases 1A and 3	Pudong Huasi Lu, Shanghai	55,320	31%
Le Parc (Huangpu Yayuan) Phases 2 and 3	Futian, Shenzhen	207,150	50%
Sheraton Shenyang Lido Hotel	Shenyang	80,000	70%

3. **New Acquisitions and Joint Developments and Other Major Events:**
   (1) In March 2001, an associated company in which the Group has a 33.33% interest was awarded the tender for Land Parcel A (comprising Land Parcels A1 and A2) at Marina Boulevard, Singapore to be developed for commercial purposes. With a total site area of approximately 15,600 sq. m. and a developable gross floor

Final dividend	[illegible]	HK$1.22

Notes:

(1) Turnover of the Group by operating activities for the year are as follows:

	2001 HK$ Million	2000 HK$ Million
Property sales	4,386	4,636
Property rental	746	593
Hotel operation	269	166
Property and project management	259	320
Group turnover	5,660	5,715
Share of property sales of jointly controlled entities	1,826	3,626
Turnover	7,486	9,341

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

The Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland and the United Kingdom which accounted for approximately 9% and 4% of the turnover respectively and their contributions were not material.

Profit contribution by operating activities for the year are as follows:

	Company and subsidiaries		Jointly controlled entities and unlisted associates		Total	
	2001 HK$ Million	2000 HK$ Million	2001 HK$ Million	2000 HK$ Million	2001 HK$ Million	2000 HK$ Million
Property sales	1,410	2,073	486	192	1,896	2,265
Property rental	581	289	100	53	681	342
Hotel operation	57	4	(5)	(14)	52	(10)
Property and project management	80	74	(11)	(25)	69	49
	2,128	2,440	570	206	2,698	2,646
Investment and finance					1,086	826
Interest expenses					(776)	(725)
Provision for property projects					(1,500)	-
Others					(92)	(157)
Taxation (excluding share of taxation of Hutchison Whampoa Limited)					(187)	(331)
Minority interests					22	128
Share of net profit of Hutchison Whampoa Limited					6,040	17,049
Profit attributable to shareholders					7,291	19,436

(2) The share of results of associates in 2001 included the Group's share of profit of HK$14,991 million arising from the merger of VoiceStream Wireless Corporation and Deutsche Telekom AG recognised by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$14,876 million made by Hutchison Whampoa Limited.

The share of results of associates in 2000 included the Group's share of profit of HK$24,985 million arising from disposal of the shareholding in Mannesmann AG by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$16,990 million made by Hutchison Whampoa Limited.

(3) Profit before taxation is arrived at after charging/(crediting):

	2001 HK$ Million	2000 HK$ Million
Interest expenses	1,262	1,518
Less: Interest capitalised	(486)	(793)
	776	725
Costs of properties sold	2,579	2,135
Depreciation	60	57
Net realised and unrealised holding (gains)/losses on other investments	(187)	136
Profit on disposal of investment securities	(17)	(31)

(4) Hong Kong profits tax has been provided for at the rate of 16% (2000 - 16%) on the estimated assessable profits for the year. Overseas taxation has been provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

	2001 HK$ Million	2000 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	123	261
Overseas tax	1	(7)
Deferred tax	(9)	2
Jointly controlled entities		
Hong Kong profits tax	18	34
Overseas tax	41	25
Associates		
Hong Kong profits tax	392	377
Overseas tax	643	526
	1,209	1,218

(5) The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2000 - weighted average of 2,307,521,232 shares) in issue during the year.

(d) By adding the following definition immediately after the definition of "shareholders" or "members" in Article 2:

"summary financial report" shall mean the "summary financial report" as defined under section 2(1) of the Companies Ordinance;

(e) By deleting Article 167 in its entirety and substituting therefor the following Article:

167. (A) The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

(B) Subject to paragraph (C) below, the Company shall send to every Entitled Person a copy of the relevant financial documents or (subject to compliance with the relevant provisions of the Companies Ordinance and the Listing Rules) the summary financial report not less than twenty-one days before the date of general meeting before which the relevant financial documents shall be laid.

(C) Where any Entitled Person ("Consenting Person") has, in accordance with the Companies Ordinance and the Listing Rules and any applicable laws, rules and regulations, consented or is deemed to have consented to treat the publication of the relevant financial documents and/or the summary financial report (as the case may be) on the Company's computer network to which such person may have access as discharging the Company's obligation under the Companies Ordinance to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on its computer network of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the relevant general meeting shall, in relation to such Consenting Person, be deemed to discharge the Company's obligations under paragraph (B).

(f) By deleting Article 171 in its entirety and substituting therefor the following Article:

171. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Companies Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the register (in case of other Entitled Person, to such address as he may provide);

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;

(v) by transmitting it as an electronic communication to the Entitled Person at his electronic address as he may provide; or

(vi) by publishing it on the Company's computer network, giving access to such network to the Entitled Person and giving to such person a notice of publication of such notice or document.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(g) By deleting Article 173 in its entirety and substituting therefor the following Article:

173. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(iii) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the Entitled Person may have access and the notice of such publication is given to such person.

(h) By deleting Article 174 in its entirety and substituting therefor the following Article:

174. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 171 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(i) By deleting the words "by post to, or left at the registered address of any member" in the first and second lines of Article 176 and substituting therefor the words "to any member in such manner as provided in Article 171".

(j) By deleting Article 177 in its entirety and substituting therefor the following Article:

177. (A) The signature to any notice or document by the Company may be written, printed or made electronically.

(B) Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 167 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language."

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 21st March, 2002

Notes:

a. Any member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxy to attend and on a poll, vote in his stead. A proxy need not be a member of the Company.

b. The Directors wish to state that the above proposed Special Resolution is to facilitate the flexibility under the recent amendments of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which allow the Company to send corporate documents through electronic means, in either English language or Chinese language, and to offer members the choice to receive summary financial report in place of Annual Report. The new arrangement if adopted by the Company will result in a reduction of the volume and costs of printed documents.

c. The translation into Chinese language of this notice (including the Special Resolution which contains the proposed new Articles) is for reference only. In case of any inconsistency, the English version shall prevail.

TREASURY POLICIES

The Group maintains a conservative approach on foreign exchange exposure management. The majority of the Group's borrowings, approximately 87% of the total at the year end date, was in HK$ with the balance mainly in US$. While the Group derives its revenue and maintains cash balances mainly in HK$, it holds sufficient liquid investments denominated in US$ to cover its exposure to fluctuations in foreign exchange rates.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis. When appropriate and at times of interest rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of interest rate exposure.

CHARGES ON ASSETS

As at 31st December, 2001, certain assets of the Group with aggregate carrying value of HK$1,133 million (2000 - HK$813 million) were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

CONTINGENT LIABILITIES

As at 31st December, 2001, the Group's contingent liabilities were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 48 years amounted to HK$4,592 million;

(b) guarantees provided for loan financing as follows:
(i) bank loans utilised by jointly controlled entities - HK$2,666 million (2000 - HK$2,184 million)
(ii) bank loans utilised by associates - Nil (2000 - HK$118 million)
(iii) bank loans utilised by affiliated companies amounted to HK$58 million (2000 - HK$37 million)

(c) guarantees provided for the minimum revenue to be shared by the other parties of joint development projects undertaken by jointly controlled entities amounted to HK$100 million (2000 - HK$125 million).

EMPLOYEES

The Group, including its subsidiaries but excluding associates, employed approximately 5,460 employees at the year end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$1,048 million for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement of the Group for the year ended 31st December, 2001 containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

Consolidated Profit And Loss Account
For the year ended 31st December, 2001



	2000
	HK$ Million
Turnover	9,341
Group turnover	5,715
Investment and other income	1,111
Operating costs	
Property and related costs	(2,738)
Salaries and related expenses	(725)
Interest expenses	(725)
Other expenses	(393)
	(4,581)
Share of results of jointly controlled entities	274
Provision for property projects	-
Operating profit	2,519
Share of results of associates	18,007
Profit before taxation	20,526
Taxation	(1,218)
Profit after taxation	19,308
Minority interests	128
Profit attributable to shareholders	19,436
Dividends	
Interim dividend paid	880
Final dividend proposed	2,826
	3,706
Earnings per share	HK$8.42
Dividends per share	

CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 23rd May, 2002 at 2:20 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2001.
2. To declare a final dividend.
3. To elect Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(1) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares not exceeding twenty per cent of the existing issued share capital of the Company at the date of the Resolution until the next Annual General Meeting."

(2) "THAT:-

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 5(1) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 5(2) set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the said Resolution."

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 21st March, 2002

Notes:

a. Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxy to attend and on a poll, vote in his stead. A proxy need not be a member of the Company.

b. The Register of Members will be closed from Thursday, 16th May, 2002 to Thursday, 23rd May, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 15th May, 2002.

c. Concerning Ordinary Resolution No. 5(1) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

d. Concerning Ordinary Resolution No. 5(2) above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefits of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, will be set out in a circular to be enclosed with the 2001 Annual Report.

CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 23rd May, 2002 at 2:30 p.m. (or immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held on the same day) for the purpose of considering and, if thought fit, passing with or without amendments, the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and is hereby amended in the following manner:-

(a) By adding the following definitions immediately after the definition of "dollars" in Article 2:

"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

"Entitled Person" shall mean an "entitled person" as defined under section 2(1) of the Companies Ordinance;

(b) By adding the following definition immediately after the definition of "Hong Kong" in Article 2:

"the Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;

(c) By adding the following definition immediately after the definition of "the register" in Article 2:

for its research and development. As a new milestone in Hong Kong's biotech development, the Group's biotech initiatives also represent a new, exciting chapter for its global initiatives and should become a powerful driver for growth in the future.

Other new tech and hi-tech operations of the Group, such as e-commerce and information-related businesses, are progressing well as planned. These businesses are expected to mature and enter the harvesting stage in one or two years. The Group will continue to venture into specific new tech areas with good potential for revenue growth and value creation, while adhering to its disciplined approach to investment.

3. **The Cheung Kong Group – At the Forefront of Globalisation**
Our vision of globalisation is shared by other companies within the Cheung Kong Group. Hutchison Whampoa Limited ("Hutchison Whampoa"), an associated company of the Group, has been the major arm in global expansion. A series of strategic worldwide investments were made last year, when Hutchison Whampoa continued to expand and strengthen its global quality assets and operations network. Some of its ventures, such as the 3G mobile services, are long-term investments and would not be expected to provide a contribution in the near term. As its prudent approach to financial and operations management remains in place, Hutchison Whampoa is poised to benefit from the tremendous potential of such businesses when they mature in a few years. The global visions and investment prudence of Hutchison Whampoa, coupled with its strong cash position and effective management, are the enviable advantages that drive it forward. Hutchison Whampoa will continue to position itself for investment opportunities that garner better return for its shareholders, and enhance its established position as a diversified global player.

Cheung Kong Infrastructure Holdings Limited ("CKI"), a subsidiary of Hutchison Whampoa, continued to strengthen its energy and transportation portfolio during the year, providing a solid profit and cash base for its further growth. It also enriched its investment portfolio to include other infrastructure-related businesses. Driven by its commitment to geographic expansion and industry diversification, *CKI will continue its initiatives to identify quality infrastructure investments in Asia, Europe and* North America. Hongkong Electric Holdings Limited, an associated company of CKI, continued to generate a good contribution during the year. It remains committed to its overseas expansion wherever suitable opportunities arise.

SOUND FINANCIAL POSITION

The Group's strong financial capability is founded on in its well-established capital structure, sound liquidity and reasonably low debt ratio. High long-term credit ratings were given to the Group in recognition of these advantages, which helped facilitate its financing activities and enhance its financial flexibility. The Group's solid financial foundation allows it to seize suitable business opportunities quickly in order to maximise shareholder value.

INNOVATIVE MANAGEMENT

The Group has been able to meet different challenges and opportunities over the years, guided by well-defined objectives and strategies of the management. Our mindset is not confined to the traditional set of values and perspectives. We pursue ongoing innovation and improvement, and continue to cultivate a corporate culture based on intelligence and creativity. The Group is gearing up for the fast-changing environment in the knowledge-based era. It aims to sharpen its international competitive edge with stronger market alertness and responsiveness, *better cost control and higher operational efficiency.*

PROMISING PROSPECTS

2002 is expected to be another volatile year. Under the impact of globalisation, the economy worldwide will inevitably face greater challenges and difficulties. We are fully confident in the future of the Cheung Kong Group. The Group now has a geographically well-balanced portfolio of businesses spanning 36 countries around the globe, and the overseas businesses generated more profits than Hong Kong and the Mainland in 2001. Given its existing advantages of sound fundamentals and solid financial capability, we are optimistic about the business prospects for the Group in 2002.

While Hong Kong is facing external economic volatility and internal economic transformation, its prospects remain positive. China is set to be a major international market and a new focus for global investments following its accession to the WTO. As countless business opportunities will arise in the Greater China region, Hong Kong is well-positioned to benefit from this favourable trend if it can bring its unique advantages and competitiveness into full play, and tighten its cooperation with the Mainland.

The Cheung Kong Group will continue to be based in Hong Kong while actively pursuing global expansion. As a dynamic and innovative conglomerate, the Group is striving *to extend its diversified business portfolio* that bridges the Old and New Economies to create more value. Making creative but prudent investments has been the thrust of the Group's philosophy of expansion – a philosophy that ensures its continuing growth and keeps it ahead of the globalisation challenges.

ACKNOWLEDGEMENT

Our excellent management team and diligent employees worldwide are a significant intangible asset of the Group and a major force supporting its solid growth. We take this opportunity to extend our thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year.

Li Ka-shing
Chairman

Hong Kong, 21st March, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

MAJOR BUSINESS ACTIVITIES

The following are important events that took place during 2001:

1. **Developments completed during 2001:**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
No. 1 Star Street	The Remaining Portion of Section A of Inland Lot No. 2837	9,320	100%
Villa Esplanada, Phase III	Tsing Yi Town Lot No. 129	79,640	22.5%
The Metropolis Hotel, Shopping Arcade and Office Tower	Kowloon Inland Lot No. 11077	97,180	Joint Venture
University Court	Section A of New Kowloon Inland Lot No. 2491	4,072	100%
Beijing Oriental Plaza Phase II Office Building and Phase III Hotel and Serviced Apartments	No. 1, East Chang An Ave., Dong Cheng District, Beijing	245,000	33.3775%
Laguna Grande, Laguna Verde	Kowloon Inland Lot No. 11056	121,280	Joint Venture
Ocean Vista, Laguna Verde	Kowloon Inland Lot No. 11056	65,390	Joint Venture
Harbourfront Landmark	Kowloon Inland Lot No. 11055	62,460	50%
Royal Garden, Blocks 2-5, Phase 1A	San Fang Qi Xiang, Fuzhou	87,430	89%

3. **New Acquisitions and Joint Developments and Other Major Events :**

(1) In March 2001, an associated company in which the Group has a 33.33% interest was awarded the tender for Land Parcel A (comprising Land Parcels A1 and A2) at Marina Boulevard, Singapore to be developed for commercial purposes. With a total site area of approximately 15,600 sq. m. and a developable gross floor area of approximately 152,000 sq. m., the proposed project is scheduled for completion in 2005.

(2) In May 2001, the Group as developer obtained approval from the Town Planning Board for the planning application for the development of Junk Bay Town Lot No. 1 sB and the remaining portion, Shek Kok Road. The site has an area of approximately 19,480 sq. m. and is planned for a residential development comprising a total developable gross floor area of approximately 97,400 sq. m. Lease modification is in progress.

(3) In May 2001, the Group executed the land grant with the Government in respect of Lot No. 815 in DD 110, Shek Kong, Yuen Long. Earmarked for a residential development with a total developable gross floor area of approximately 10,300 sq. m., *the site has an area of about 25,800 sq. m.*

(4) In June 2001, a joint venture company equally owned by the Group and the Hutchison Whampoa Group entered into a joint venture for the development of a site at Panyu Dashi, Guangzhou. With an area of approximately 490,600 sq. m., the site is planned for a residential development estimated to have a total developable area of about 736,000 sq. m. Completion is scheduled between 2003 to 2007.

(5) In July 2001, approval from the Town Planning Board was obtained for the planning application for various lots in DD 379, Siu Sau Tsuen, Tuen Mun for *residential purposes. The project, a joint venture between the Group and another developer*, has a site area of about 26,000 sq. m. Further design and planning are underway.

(6) In July 2001, a 50/50 joint venture company of the Group and the Hutchison Whampoa Group entered into a joint venture for the development of a site at Chongqing Jiangbei for residential purposes. The site has an area of about 193,700 sq. m. and a total developable area of approximately 215,700 sq. m. Completion is scheduled between 2003 and 2005.

(7) In August 2001, the Group successfully bid for Kowloon Inland Lot No. 11110, Hung Hom Bay Reclamation area at a Government auction for commercial use. The site has an area of approximately 20,300 sq. m. and a developable gross floor area of about 107,400 sq. m.

(8) In August 2001, a 50/50 joint venture company of the Group and the Hutchison Whampoa Group acquired a site at Gubei, Shanghai for commercial and residential purposes. The site has an area of about 50,700 sq. m. and a total developable area of approximately 156,300 sq. m. Completion is scheduled between 2003 and 2004.

(9) In September 2001, the Group executed the land grant with the Government in respect of Inland Lot No. 8972, Tiger Balm Garden, Tai Hang for residential purposes. The site area is approximately 7,230 sq. m. and the developable gross floor area is approximately 47,300 sq. m. *Completion is scheduled for 2005.*

(10) In October 2001, the Group successfully bid for Kowloon Inland Lot No. 11103, Hung Hom Bay Reclamation area at a Government auction. With an area of approximately 9,900 sq. m., the site is designated for a commercial development with a public car park estimated to have a total developable gross floor area of about 119,200 sq. m.

(11) During the year under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of *design and planning applications.*

(12) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

(13) The Group is actively carrying out the research and development of biotech products under five categories – eco-agriculture, bioremediation, dermatological, nutriceutical and pharmaceutical.

PROPERTY SALES

During the year under review, turnover for property sales, including share of property sales of jointly controlled entities, was HK$6,212 million (2000 - HK$8,262 million) and contribution from property sales was HK$1,896 million, a decrease of HK$369 million from last year. Contribution for the year mainly came from Laguna Grande and Ocean Vista of Laguna Verde and Villa Esplanada Phase III in Hong Kong, Le Parc (Huangpu Yayuan) in the Mainland and Belgravia Place in the United Kingdom. Contribution from property sales for 2002 will mainly come from Nob Hill and The Victoria Towers which will be completed in 2002 and presales have been satisfactory, while Laguna Grande and Ocean Vista of Laguna Verde will continue to make contribution in 2002.

Due to the further decline in property prices during the year, a total provision of HK$1,500 million was made for Caribbean Coast in Tung Chung and The Metropolis in Hung Hom.

PROPERTY RENTAL

Turnover for property rental during the year was HK$746 million (2000 - HK$593 million) and contribution was HK$581 million, an increase of HK$292 million from last year. Contribution from property rental increased, as a result of the Group's expanding investment property portfolio and satisfactory occupancy, and will continue to grow in 2002.

HOTEL OPERATION

Turnover for hotel operation during the year was HK$269 million (2000 - HK$166 million) and contribution was HK$57 million, an increase of HK$53 million from last year, as a result of increased occupancy and full year operation at Harbour Plaza North Point in Hong Kong and Sheraton Chengdu Lido Hotel in Chengdu. Contribution from hotel operation is expected to increase when Horizon Suites at Tolo Harbour in Ma On Shan and Sheraton Shenyang Lido Hotel in Shenyang commence operations in 2002.

PROPERTY AND PROJECT MANAGEMENT

Turnover and contribution from property and project management during the year were not significant.

MAJOR ASSOCIATED COMPANY

The associated Hutchison Whampoa Group recorded profit after tax of HK$12,088 million (2000 - HK$34,118 million).

A provision was made by the Hutchison Whampoa Group against its portfolio of equity investments and certain property developments according to its prudent accounting policy during the year. The Hutchison Whampoa Group remained the major profit contributor to the Group, with all of its core businesses continuing to perform *well* in a very competitive world economic environment.

FINANCIAL REVIEW

LIQUIDITY AND FINANCING

During the year, the Group issued bonds and notes in the total amount of HK$900 million due 2004 and redeemed notes in the amount of HK$334 million due January this year. At 31st December, 2001, outstanding bonds and notes issued by the Group amounted to HK$8.9 billion.

Together with bank loans of HK$15.5 billion, the Group's total borrowings as at 31st December, 2001 was HK$24.4 billion, an increase of HK$3.3 billion over last year, and the maturity profile spread over a period of nine years with HK$5.7 billion repayable within 1 year, HK$17.3 billion within 2 to 5 years and HK$1.4 billion within 6 to 9 years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$1.6 billion) over shareholders' funds (before deducting proposed final dividend), at 13.8% (2000 - 11.5%) at the year end date.

With cash and marketable securities on hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.



THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cheung Kong (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockholder or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



CHEUNG KONG (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG UNDER THE COMPANIES ORDINANCE)

7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

Directors

LI Ka-shing *Chairman*
LI Tzar Kuoi, Victor *Managing Director and Deputy Chairman*
George Colin MAGNUS *Deputy Chairman*
KAM Hing Lam *Deputy Managing Director*
CHUNG Sun Keung, Davy *Executive Director*
IP Tak Chuen, Edmond *Executive Director*
PAU Yee Wan, Ezra *Executive Director*
WOO Chia Ching, Grace *Executive Director*
CHIU Kwok Hung, Justin *Executive Director*
LEUNG Siu Hon *Independent Non-executive Director*
FOK Kin-ning, Canning *Non-executive Director*
Frank John SIXT *Non-executive Director*
CHOW Kun Chee, Roland *Independent Non-executive Director*
WONG Yick-ming, Rosanna *Independent Non-executive Director*
HUNG Siu-lin, Katherine *Non-executive Director*
YEH Yuan Chang, Anthony *Independent Non-executive Director*
CHOW Nin Mow, Albert *Non-executive Director*
Simon MURRAY *Independent Non-executive Director*
KWOK Tun-li, Stanley *Independent Non-executive Director*

Company Secretary

Eirene YEUNG

6th April, 2002

Dear Shareholder(s),

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES, PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF EXTRAORDINARY GENERAL MEETING

Proposed General Mandate to Issue New Shares

A general mandate is proposed to be unconditionally given to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company at the date of the

resolution until the next Annual General Meeting. The relevant resolution is set out as Ordinary Resolution No. 5(1) in the Notice of the Annual General Meeting dated 21st March, 2002 ("Ordinary Resolution No. (1)") which is contained in the Company's 2001 Annual Report.

Concerning Ordinary Resolution No. (1), the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules").

Proposal to Authorise the Repurchase of Shares of the Company

At the last Annual General Meeting of the Company held on 24th May, 2001, a general mandate was given to the Directors to exercise the power of the Company to repurchase shares of HK$0.50 each of the Company ("Share(s)"). Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting to be held on 23rd May, 2002. It is therefore proposed to seek your approval of the Ordinary Resolution No. 5(2) ("Ordinary Resolution No. (2)") as set out in the Notice of the Annual General Meeting to give a fresh general mandate to the Directors to exercise the power of the Company to repurchase Share(s).

An explanatory statement, as required by the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange, to provide requisite information to you for your consideration of the proposal to authorise the Directors to exercise the power of the Company to repurchase Share(s) up to a maximum of 10% of the issued share capital of the Company at the date of Ordinary Resolution No. (2) ("Repurchase Proposal") is set out in Appendix I to this circular.

Proposed Amendments to the Articles of Association of the Company

According to the recent amendments of the Companies Ordinance and the Listing Rules which came into effect in January and February 2002 respectively, the Company is permitted, inter alia, (1) to offer shareholders the choice to receive, in place of Annual Report, a summary financial report ("Summary Financial Report") which is derived from and summarises the Annual Report; and (2) to offer shareholders the choice to receive corporate communications, including but not limited to, the Annual Report, the Summary Financial Report, the Interim Report, notices of general meetings and circulars through electronic means and in either English or Chinese only or in both English and Chinese.

In order to achieve such flexibility under the new legislation and rules, the Directors propose to introduce certain amendments to the Company's Articles of Association which will enable the Company, subject to the extent as permitted by the Companies Ordinance, Listing Rules and any applicable laws, rules and regulations:

(a) to offer shareholders the choice to receive Summary Financial Report in place of Annual Report;

(b) with the shareholders' prior consent, to send or otherwise make available the Company's corporate communications (within the meaning ascribed thereto under the Listing Rules) using electronic means; and

(c) to send the Company's corporate communications to shareholders in either the English language only, the Chinese language only or in both the English language and the Chinese language.

Extraordinary General Meeting

A notice convening an extraordinary general meeting of the Company ("EGM") to be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 23rd May, 2002 at 2:30 p.m. (or immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held on the same day) is set out in Appendix II to this circular.

A special resolution to amend the Company's Articles of Association is proposed at the EGM. Details of the special resolution are set out in the Notice of EGM. In the event that the special resolution is passed at the EGM and that the Company, at the shareholders' preference, publishes the Annual Report and/or Summary Financial Report on its computer network as an alternative to despatch printed copies thereof to the relevant shareholders and sends corporate communications to the relevant shareholders by electronic means and in either English or Chinese only, it will help in reducing the consumption of the world's resources and save printing and mailing costs of the Company.

Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy for the EGM in accordance with the instructions printed thereon to the Company's registered office at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.

Recommendation

The Directors consider that the proposed general mandate to issue new shares and the Repurchase Proposal at the Annual General Meeting and the proposed amendments to the Articles of Association at the EGM are all in the best interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of the ordinary resolutions and the special resolution to be proposed at the Annual General Meeting and the EGM respectively.

Yours faithfully,

Li Ka-shing
Chairman

This explanatory statement also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Share Capital

As at 6th April, 2002 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 2,316,164,338 Shares of HK$0.50 each.

Subject to the passing of Ordinary Resolution No. (1) and on the basis that no further Shares are issued prior to the Annual General Meeting to be held on 23rd May, 2002, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 231,616,433 Shares.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated financial statements contained in the annual report for the year ended 31st December, 2001. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this circular were as follows:

		Highest *(HK$)*	Lowest *(HK$)*
April	2001	88.00	75.75
May	2001	94.25	84.75
June	2001	92.50	82.25
July	2001	86.00	73.50
August	2001	80.50	67.25
September	2001	73.50	51.50
October	2001	68.00	60.25
November	2001	80.50	65.50
December	2001	83.50	74.50
January	2002	85.00	74.25
February	2002	75.50	64.75
March	2002	73.00	64.50

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to Ordinary Resolution No. (2) and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

6. Hong Kong Code on Takeovers and Mergers

If on exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeover Code").

As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

As at 6th April, 2002 (the latest practicable date prior to the printing of this circular), each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust and Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust is taken to have an interest under the Securities (Disclosure of Interests) Ordinance in the same block of 771,705,406 Shares, representing approximately 33.3% of the issued share capital of the Company. Apart from the foregoing, Mr. Li Ka-shing held 66,143,306 Shares through certain companies in which he beneficially owns more than one-third of their issued share capital. Mr. Li Tzar Kuoi, Victor also personally and through companies which are owned and controlled by him, held a total of 799,000 Shares in the Company. For the purpose of the Takeover Code, Mr. Li Tzar Kuoi, Victor is a concert party to Mr. Li Ka-shing. Mr. Li Ka-shing together with his concert parties are taken to have an interest in a total of 838,647,712 Shares, representing approximately 36.2% of the issued share capital of the Company. To the best of the knowledge and belief of the Company, no other person, together with his/her associates, was beneficially interested in Shares representing 10% or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to Ordinary Resolution No. (2), then (if the present shareholdings otherwise remained the same) the attributable shareholding of Mr. Li Ka-shing and his concert parties would be increased to approximately 40.2% of the issued share capital of the Company. In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeover Code. The Directors have no present intention to exercise the Repurchase Proposal to such an extent as would result in takeover obligations.

7. Share Purchase made by the Company

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

CHEUNG KONG (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG UNDER THE COMPANIES ORDINANCE)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 23rd May, 2002 at 2:30 p.m. (or immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held on the same day) for the purpose of considering and, if thought fit, passing with or without amendments, the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and is hereby amended in the following manner:

(a) By adding the following definitions immediately after the definition of "dollars" in Article 2:

"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

"Entitled Person" shall mean an "entitled person" as defined under section 2(1) of the Companies Ordinance;

(b) By adding the following definition immediately after the definition of "Hong Kong" in Article 2:

"the Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;

(c) By adding the following definition immediately after the definition of "the register" in Article 2:

"relevant financial documents" shall mean the "relevant financial documents" as defined under section 2(1) of the Companies Ordinance;

(d) By adding the following definition immediately after the definition of "shareholders" or "members" in Article 2:

"summary financial report" shall mean the "summary financial report" as defined under section 2(1) of the Companies Ordinance;

(e) By deleting Article 167 in its entirety and substituting therefor the following Article:

167. (A) The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

(B) Subject to paragraph (C) below, the Company shall send to every Entitled Person a copy of the relevant financial documents or (subject to compliance with the relevant provisions of the Companies Ordinance and the Listing Rules) the summary financial report not less than twenty-one days before the date of general meeting before which the relevant financial documents shall be laid.

(C) Where any Entitled Person ("Consenting Person") has, in accordance with the Companies Ordinance and the Listing Rules and any applicable laws, rules and regulations, consented or is deemed to have consented to treat the publication of the relevant financial documents and/or the summary financial report (as the case may be) on the Company's computer network to which such person may have access as discharging the Company's obligation under the Companies Ordinance to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on its computer network of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the relevant general meeting shall, in relation to such Consenting Person, be deemed to discharge the Company's obligations under paragraph (B).

(f) By deleting Article 171 in its entirety and substituting therefor the following Article:

171. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Companies Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the register (in case of other Entitled Person, to such address as he may provide);

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;

(v) by transmitting it as an electronic communication to the Entitled Person at his electronic address as he may provide; or

(vi) by publishing it on the Company's computer network, giving access to such network to the Entitled Person and giving to such person a notice of publication of such notice or document.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(g) By deleting Article 173 in its entirety and substituting therefor the following Article:

173. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(iii) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the Entitled Person may have access and the notice of such publication is given to such person.

(h) By deleting Article 174 in its entirety and substituting therefor the following Article:

174. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 171 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(iv) 於香港一份英文報章及一份中文報章刊登；

(v) 以電子通訊傳送至有權利的人所提供之電郵地址；或

(vi) 於可供有權利的人進入及瀏覽之本公司電腦網絡登載，並向該人士發出已登載有關通告或文件之通知。

如屬聯名股東，所有通告將發送予股東名冊上排名首位之聯名股東，而有關通告發送後，將被視為已向所有聯名股東給予充分通知。

(g) 刪除細則第173條全文並以如下條文代替：

173. 本公司或代表本公司發出或發送之通告或文件(包括上市規則規定之公司通訊)：

(i) 如以郵遞方式寄發，於載有通告或文件之郵件送交任何一間位於香港之郵政局翌日將被視為有效發送日期。公司只需證明載有通告或文件之郵件已恰當預付郵資(如地址屬香港以外而可提供空郵服務之地區，則預付空郵郵資)、註明收件人地址及送交郵政局，即可充分證明有關通告或郵件已有效發送，而公司秘書或董事會委任之人士簽署證明書證實載有通告或文件之郵件已恰當預付郵資、註明收件人地址及送交郵政局，即可作為最終證明；

(ii) 如以電子通訊方式傳送，在發件人未獲通知有關電子通訊未能傳送予收件人之情況下，於有關通告或文件以電子形式傳送之時即被視為有效發送日期，惟任何非發件人所能控制之傳送失誤，將不會影響有效發送該通告或文件之效力；及

(iii) 如於本公司電腦網絡登載，於可供有權利的人進入及瀏覽之公司電腦網絡登載有關通告或文件並向該人士發出有關通知當日將被視為有效發送日期。

(h) 刪除細則第174條全文並以如下條文代替：

174. 本公司或代表本公司向因股東去世、精神失常或破產而對股份享有權利之人士發送之任何通告或文件，可根據細則第171條就原有股東所規定之同一方式發送。

(e) 刪除細則第167條全文並以如下條文代替：

167. (A) 董事會須不時遵照公司條例之規定，安排準備及於公司股東週年大會呈報有關財務文件。

(B) 除下文(C)段另有規定外，公司須於不少於呈報有關財務文件之股東大會舉行日期前二十一日，向每位有權利的人寄發一份有關財務文件或遵照公司條例及上市規則規定而編製之財務摘要報告。

(C) 任何有權利的人(「同意人士」)如按照公司條例、上市規則及任何適用法例、規則及規例同意或被視為同意，把公司於同意人士可進入及瀏覽之電腦網絡登載有關財務文件及/或財務摘要報告(按情況而定)視作解除本公司根據公司條例須向其送交有關財務文件及/或財務摘要報告(按情況而定)之責任，則就該同意人士而言，本公司於不少於股東大會舉行日期前二十一日於其電腦網絡登載有關財務文件及/或財務摘要報告(按情況而定)將被視作解除本公司於(B)段下之責任。

(f) 刪除細則第171條全文並以如下條文代替：

171. 任何須按照本組織章程細則發出或發送之通告或文件必須為書寫形式，惟本公司或代表本公司按照本組織章程細則發出或發送之任何通告或文件(包括上市規則規定之公司通訊)，則須為不論是否短暫存在之書寫形式，並可以任何數碼、電子、電流、磁性或其他可供擷取方式或媒介記錄或儲存而又清楚可見(包括電子通訊及於電腦網絡登載)，且不論是否實體形態，並可透過下列任何一種按照公司條例、上市規則及任何適用法例、規則及規例所准予之途徑發送：

(i) 親自面交;

(ii) 以恰當預付郵資之郵遞方式，寄予股東登記在股東名冊內之登記地址，倘寄予其他有權利的人，則寄予由其提供之地址;

(iii) 送遞或交往上述地址;

長江實業(集團)有限公司

(根據公司條例於香港註冊成立)

召開股東特別大會通告

本公司訂於二零零二年五月二十三日(星期四)下午二時三十分(或緊隨於同日舉行之本公司股東週年大會結束或休會後)假座香港九龍紅磡德豐街20號海逸酒店一樓大禮堂召開股東特別大會，以便討論及如認為適當時，即通過或經修訂後通過下列議案為特別決議案：

特別決議案

「動議：本公司組織章程細則將作出如下修訂：

(a) 於緊隨載於細則第2條內有關「元」之定義後，加入如下條文：

「電子通訊」乃指透過任何媒介以任何電子傳送方式發送之通訊；

「有權利的人」與載於公司條例第2(1)條之「有權利的人」定義相同；

(b) 於緊隨載於細則第2條內有關「香港」之定義後，加入如下條文：

「上市規則」乃指香港聯合交易所有限公司證券上市規則及於當時有效之修訂條文；

(c) 於緊隨載於細則第2條內有關「名冊」之定義後，加入如下條文：

「有關財務文件」與載於公司條例第2(1)條之「有關財務文件」定義相同；

(d) 於緊隨載於細則第2條內有關「股東」或「成員」之定義後，加入如下條文：

「財務摘要報告」與載於公司條例第2(1)條之「財務摘要報告」定義相同；

於二零零二年四月六日（本通函付印前之最後實際可行日期），李嘉誠先生、李澤鉅先生、Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited 以The Li Ka-Shing Unity Trust 信託人身分及Li Ka-Shing Unity Trustee Corporation Limited 以The Li Ka-Shing Unity Discretionary Trust 信託人身分，根據證券（公開權益）條例，均被視作持有本公司同一股份權益共771,705,406股，約相等於本公司已發行股本33.3%。除上述外，李嘉誠先生透過若干其實益擁有三分之一以上已發行股本之公司，額外持有66,143,306股本公司股份。此外，李澤鉅先生個人及透過其擁有及控制之公司，合共持有799,000股本公司股份。根據收購守則，李澤鉅先生為李嘉誠先生之一致行動人士。李嘉誠先生及其一致行動人士被視為持有本公司權益共838,647,712股，約相等於本公司已發行股本36.2%。據本公司所知及相信，並無任何其他人等連同其聯繫人士實益持有本公司已發行股本10%或以上。

如董事會行使普通決議案（二）授予之購回股份全部權力，（在現有持股情況保持不變下）李嘉誠先生及其一致行動人士被視為持有本公司股權將約增加至40.2%。董事會認為，此項增加可能導致須遵照收購守則第26及32條提出強制收購。董事會暫時無意行使購回股份之建議而導致其須進行強制收購。

七. 本公司購買股份

在本通函日期之前六個月內，本公司並無（在聯交所或其他地方）購回任何本公司股份。

此乃要件　請即處理

閣下對本通函如有任何疑問，應諮詢股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有長江實業（集團）有限公司股份，應立即將本通函及隨附之委派代表書送交買主或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



長江實業（集團）有限公司

（根據公司條例於香港註冊成立）

香港皇后大道中二號長江集團中心七樓

董事

李嘉誠	主席	梁肇漢	獨立非執行董事
李澤鉅	董事總經理兼副主席	霍建寧	非執行董事
麥理思	副主席	陸法蘭	非執行董事
甘慶林	副董事總經理	周近智	獨立非執行董事
鍾慎強	執行董事	王葛鳴	獨立非執行董事
葉德銓	執行董事	洪小蓮	非執行董事
鮑綺雲	執行董事	葉元章	獨立非執行董事
吳佳慶	執行董事	周年茂	非執行董事
趙國雄	執行董事	馬世民	獨立非執行董事
		郭敦禮	獨立非執行董事

公司秘書

楊逸芝

敬啟者：

建議授權董事會發行新股及購回本公司股份、建議修訂公司組織章程細則及召開股東特別大會通告

建議授權董事會發行新股

載於二零零二年三月二十一日的股東週年大會通告內之第五（一）項普通決議案（「普通決議案（一）」），建議無條件授權董事會增發及處理數量不超過本公司於決議案通



CHEUNG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF CK LIFE SCIENCES INT'L., (HOLDINGS) INC. ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED

ANNOUNCEMENT

The Board is pleased to announce that a formal application was made on 10th May, 2002 to the Stock Exchange for the Proposed Spin-off and separate listing of, and permission to deal in, the Shares in issue and to be issued under the Share Offer on GEM. The Proposed Spin-off will be effected in compliance with the GEM Listing Rules. The vetting has not yet commenced.

The CKLS Group is primarily engaged in the business of research and development, commercialisation, marketing and sale of biotechnology products.

The Proposed Spin-off does not require approval of Cheung Kong's shareholders. It is intended that assured entitlements to certain Shares will be provided to Qualifying Shareholders, subject to certain conditions. The details of such assured entitlements have not yet been finalised and will be announced in due course.

No final decision has yet been made as to whether and when the Proposed Spin-off and Share Offer will be launched. There can be no assurance that the approval of the GEM Listing Committee for the Proposed Spin-off and the listing of, and permission to deal in, all the Shares on GEM will be granted. A further announcement will be made in relation to the Proposed Spin-off and the Share Offer by Cheung Kong or CKLS if and when appropriate.

As the listing of Shares pursuant to the Proposed Spin-off and Share Offer is subject to the approval of the GEM Listing Committee and the final decision of the Board, shareholders of Cheung Kong and other investors are reminded to exercise caution when dealing in the securities of Cheung Kong.

INTRODUCTION

The Board wishes to announce that a formal application was made on 10th May, 2002 to the Stock Exchange for the Proposed Spin-off and separate listing of, and permission to deal in, the Shares in issue and to be issued under the Share Offer on GEM. The Proposed Spin-off will be effected in compliance with the GEM Listing Rules. The vetting has not yet commenced.

CKLS is currently owned as to 60% by the Cheung Kong Group and as to 40% by the private companies of Mr. Li Ka-shing, the Chairman of Cheung Kong. The CKLS Group is primarily engaged in the business of research and development, commercialisation, marketing and sale of biotechnology products.

INFORMATION ON THE PROPOSED SPIN-OFF

It is currently proposed that the new Shares to be issued under the Share Offer will be offered to the public in Hong Kong for subscription and for placing with certain professional, institutional and other investors, including employees of CKLS Group and Qualifying Shareholders. It is expected that the Cheung Kong Group's percentage interest in the share capital of CKLS will be reduced from the current level to approximately between 40% and 50% immediately following the Share Offer as a result of dilution of its shareholding in CKLS, including dilution because of the Share Offer.

The Share Offer and Proposed Spin-off will be conditional on, amongst others, the following:

(1) the GEM Listing Committee granting approval for the listing of, and permission to deal in (subject only to allotment), Shares in issue and to be issued pursuant to the Share Offer (including Shares to be issued upon the exercise of the Over-allotment Option, the Capitalisation Issue and the exercise of the options that may be granted under the share option scheme to be adopted by CKLS); and

(2) the obligations of the underwriters, under the underwriting agreement to be entered into between, among others, CKLS and the underwriters in respect of the Share Offer becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by or on behalf of the underwriters) and the underwriting agreement not being terminated in accordance with its terms or otherwise, on or before the dates and times to be specified therein.

If such conditions have not been fulfilled or waived prior to the dates and times to be specified, the Share Offer will lapse and the Stock Exchange will be notified immediately and a notice will be published by CKLS on the GEM web-site and in the South China Morning Post in English and the Hong Kong Economic Times in Chinese on the next trading day following such lapse.

BENEFITS OF THE PROPOSED SPIN-OFF

The Board believes that the separate listing of CKLS will (a) enhance the transparency of the performance of CKLS's businesses given the different operating characteristics of CKLS's businesses from those of the Cheung Kong Group; (b) provide investors with an opportunity to invest separately in CKLS thereby allowing CKLS to raise funds and increase its capital base for future expansion; (c) allow CKLS to establish its own shareholder base; (d) enable future fundraising by Cheung Kong to be focused on the development of its core businesses other than biotechnology; (e) provide CKLS with added flexibility in funding its operations and capital expenditures, giving CKLS the ability to tailor its capital structure to meet its business funding requirements and greater access to capital markets as a stand-alone entity; (f) provide incentives for the management and staff of CKLS to develop its businesses, by making the performance of the business operations more transparent and linking management's remuneration to CKLS's share price performance through share options; (g) improve the ability of CKLS to attract and retain highly qualified professionals in its businesses; (h) allow CKLS to establish a higher profile as a separate listed entity with the ability to access the debt and equity markets to fund the development and expansion of its projects; and (i) enable the management team of CKLS to be more focused on its business, enhance the decision-making process and improve its responsiveness to market changes.

ASSURED ENTITLEMENTS AND FURTHER ANNOUNCEMENT

The Board will give due regard to the interests of the shareholders of Cheung Kong by providing Qualifying Shareholders with assured entitlements to a certain number of Shares (subject to certain conditions), if the Board decides to proceed with the Proposed Spin-off and Share Offer and the GEM Listing Committee has given its approval of the Proposed Spin-off and Share Offer. The details of such assured entitlements have not yet been finalised. A further announcement will be made by Cheung Kong in due course setting out the details of the assured entitlements to be made to Qualifying Shareholders.

NO APPROVAL REQUIRED FROM SHAREHOLDERS OF CHEUNG KONG

Pursuant to the Listing Rules and Practice Note 15 of the Listing Rules, the Proposed Spin-off does not require the approval of the shareholders of Cheung Kong as (i) CKLS does not constitute a "major subsidiary" of Cheung Kong as defined under Paragraph 19 of the Listing Agreement (i.e. both the consolidated net tangible assets and the pre-tax trading profits of CKLS are expected to represent less than 15% of those of Cheung Kong) and (ii) under Rule 14.09 of the Listing Rules, the Proposed Spin-off is not a transaction which constitutes a major transaction (i.e. the Proposed Spin-off constitutes less than 50% under the "size test") of Cheung Kong.

GENERAL

Shareholders of Cheung Kong should note that the decisions of the Board and the board of directors of CKLS to proceed with the Proposed Spin-off and Share Offer by way of new Shares are dependent, inter alia, on market conditions during the period leading up to the proposed Share Offer. Further, there can be no assurance that the approval for the listing of and permission to deal in all the Shares in issue and to be issued under the Share Offer on GEM will be granted by the GEM Listing Committee. Cheung Kong or CKLS will make a further announcement in relation to the Proposed Spin-off and Share Offer if and when appropriate.

As the listing of Shares pursuant to the Proposed Spin-off and Share Offer is subject to the approval of the GEM Listing Committee and the final decision of the Board, shareholders of Cheung Kong and other investors are reminded to exercise caution when dealing in the securities of Cheung Kong.

DEFINITIONS

"Board"	the board of directors of Cheung Kong
"Capitalisation Issue"	the issue of Shares to be made upon capitalisation of certain sums standing to the credit of the share premium account of CKLS
"Cheung Kong"	Cheung Kong (Holdings) Limited
"Cheung Kong Group"	Cheung Kong and its subsidiaries, excluding the CKLS Group
"CKLS"	CK Life Sciences Int'l., (Holdings) Inc., a company incorporated in the Cayman Islands with limited liability
"CKLS Group"	CKLS and its subsidiaries
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Committee"	the listing sub-committee of the board of the Stock Exchange with responsibility for GEM
"GEM Listing Rules"	the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Listing Agreement"	the listing agreement entered into between the Stock Exchange and Cheung Kong
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Over-allotment Option"	an over-allotment option to be granted by CKLS to the sponsor of the Share Offer
"Proposed Spin-off"	the spin-off and separate listing of the shares of HK$0.10 each in CKLS on GEM
"Qualifying Shareholders"	Shareholders of Cheung Kong appearing on the register of members of Cheung Kong on the Record Date (excluding overseas shareholders and certain other shareholders)
"Record Date"	the record date, to be determined by Cheung Kong, for ascertaining the Qualifying Shareholders who shall be entitled to assured entitlements
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of CKLS
"Share Offer"	the offer of Shares to the public in Hong Kong for subscription, the potential offer of Shares to Qualifying Shareholders, and the placing of Shares with certain professional, institutional and other investors pursuant to the listing of Shares on GEM
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

10th May, 2002

29



CHEUNG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF CK LIFE SCIENCES INT'L., (HOLDINGS) INC. ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED

CONDITIONAL PREFERENTIAL OFFER

As referred to in the Announcement, it is expected that the Preferential Offer shall be made under the Proposed Spin-off. The register of members of Cheung Kong will be closed on Friday, 21st June, 2002 for the purpose of determining the entitlement of Cheung Kong Shareholders to the CKLS Shares under the Preferential Offer. No transfer of Cheung Kong Shares may be registered on that day. In order to qualify for the Preferential Offer, all transfer forms accompanied by the relevant share certificates must be lodged with the Registrar by no later than 4:00 p.m. on Thursday, 20th June, 2002.

Cheung Kong Shareholders and other investors should note that the Proposed Spin-off, which is subject to the approval of the GEM Listing Committee and the final decision of the Board, may or may not proceed. In particular, there is no assurance that approval from the GEM Listing Committee will be granted. If the Proposed Spin-off is not approved by the GEM Listing Committee or if the Proposed Spin-off does not proceed for any other reasons, the Preferential Offer will not be made and in such case no Qualifying Shareholders may subscribe for any Reserved Shares thereunder. Further, the Proposed Spin-off and the Share Offer will be subject to a number of conditions, as mentioned in the Announcement. Accordingly, Cheung Kong Shareholders and other investors are reminded to exercise caution when dealing in the securities of Cheung Kong.

CONDITIONAL PREFERENTIAL OFFER TO QUALIFYING SHAREHOLDERS

Reference is made to the Announcement in relation to the Proposed Spin-off. It is expected that subject to the GEM Listing Committee granting approval for the listing of, and permission to deal in, the CKLS Shares in issue and to be issued under the Share Offer on GEM, and the final decision of the Board to proceed with the Proposed Spin-off, Qualifying Shareholders will be invited to participate in the Proposed Spin-off by applying for a set number of Reserved Shares on an assured basis.

With a view to maintaining at least the minimum prescribed percentage of CKLS Shares in the hands of the public in compliance with the GEM Listing Rules immediately after the Proposed Spin-off, no Reserved Shares under the Preferential Offer will be offered to Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust"), companies controlled by TUT as trustee of the LKS Unity Trust or any associate of Mr. Li Ka-shing. Instead, CKLS Shares to which such shareholders would have been entitled will be reallocated to the Preferential Offer. As a result, it is currently proposed that Qualifying Shareholders, other than TUT as trustee of the LKS Unity Trust, companies controlled by TUT as trustee of the LKS Unity Trust and any associate of Mr. Li Ka-shing, will be entitled to subscribe for one Reserved Share for every whole multiple of 25 Cheung Kong Shares (or such other number of Cheung Kong Shares as will be stated in the Prospectus) held by them at the close of business on the Record Date. Any Qualifying Shareholder holding less than 25 Cheung Kong Shares (or such other number of Cheung Kong Shares as will be stated in the Prospectus) will not be entitled to apply for the Reserved Shares. Any Reserved Shares not taken up by the Qualifying Shareholders will be reallocated first to satisfy the excess applications for Reserved Shares from Qualifying Shareholders on a fair and reasonable basis, and thereafter, at the discretion of the underwriters, to the placing and/or the public offer.

Cheung Kong Shareholders should note that the entitlement to Reserved Shares may represent CKLS Shares not in a whole multiple of a full board lot of CKLS Shares, and dealings in odd lot CKLS Shares may be below their prevailing market price. Entitlements to Reserved Shares are not transferrable and there will be no trading in nil-paid entitlements on the Stock Exchange. Any CKLS Shares to be issued pursuant to the Preferential Offer shall be fully paid, ranking pari passu in all respects with other CKLS Shares then in issue (except that CKLS Shares issued pursuant to the Preferential Offer will not be entitled to the Capitalisation Issue).

Assuming that all the Reserved Shares are taken up under the Preferential Offer, the number of CKLS Shares to be issued under the Preferential Offer will represent approximately 4.6% of the Share Offer and approximately 0.93% of the total issued share capital of CKLS assuming the Over-allotment Option is not exercised, and approximately 0.90% of the total issued share capital of CKLS assuming the Over-allotment Option is exercised in full.

CLOSURE OF REGISTER OF MEMBERS

The register of members of Cheung Kong will be closed on Friday, 21st June, 2002 for the purpose of determining the entitlement of Cheung Kong Shareholders to the Preferential Offer. No transfer of Cheung Kong Shares may be registered on that day. In order to qualify for the Preferential Offer, all transfer forms accompanied by the relevant share certificates must be lodged with the Registrar by no later than 4:00 p.m., on Thursday, 20th June, 2002. However, if the Proposed Spin-off is postponed, the Board may then determine another date(s) for closure of the register of members of Cheung Kong for the purpose of determination of entitlement to the Preferential Offer and further announcement will be made to inform the Cheung Kong Shareholders and other investors in due course.

If the Proposed Spin-off is not approved by the GEM Listing Committee or if the Proposed Spin-off does not proceed for any other reasons, the Preferential Offer will not be made and in such case no Qualifying Shareholders will be entitled to subscribe

may then determine another date(s) for closure of the register of members of Cheung Kong for the purpose of determination of entitlement to the Preferential Offer and further announcement will be made to inform the Cheung Kong Shareholders and other investors in due course.

If the Proposed Spin-off is not approved by the GEM Listing Committee or if the Proposed Spin-off does not proceed for any other reasons, the Preferential Offer will not be made and in such case no Qualifying Shareholders will be entitled to subscribe for any Reserved Shares thereunder.

GENERAL

The Board expects that, if the approval of the GEM Listing Committee is obtained and the Proposed Spin-off proceeds, the Prospectus containing, amongst other matters, details of the Preferential Offer, will be despatched to the Qualifying Shareholders in due course. Beneficial owners of Cheung Kong Shares whose shares are registered in the names of stockbrokers or nominees as at the Record Date may be approached by their stockbrokers or nominees with respect to applications for the Reserved Shares. Beneficial owners of Cheung Kong Shares who are in any doubt about applications for the Reserved Shares should consult their stockbrokers or nominees.

Further announcement will be made to update Cheung Kong Shareholders and investors of any significant development related to the Proposed Spin-off and the Preferential Offer.

Cheung Kong Shareholders should note that the decisions of the Board and the board of directors of CKLS to proceed with the Proposed Spin-off and Share Offer are dependent, inter alia, on market conditions prevailing at the time immediately before the proposed Share Offer. Further, there can be no assurance that the approval for the listing of and permission to deal in all the CKLS Shares on GEM will be granted by the GEM Listing Committee. **If the Proposed Spin-off is not approved by the GEM Listing Committee or if the Proposed Spin-off does not proceed for any other reasons, the Preferential Offer will not be made and in such case no Qualifying Shareholders may subscribe for any Reserved Shares thereunder.** Cheung Kong or CKLS will make a further announcement in relation to the Proposed Spin-off if and when appropriate. **Further, the Proposed Spin-off and the Share Offer will be subject to a number of conditions, as mentioned in the Announcement. As the Proposed Spin-off and Share Offer may or may not proceed, Cheung Kong Shareholders and other investors are reminded to exercise caution when dealing in the securities of Cheung Kong.**

DEFINITIONS

"Announcement"	the announcement dated 10th May, 2002 issued by Cheung Kong in relation to the Proposed Spin-off
"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Board"	the board of directors of Cheung Kong
"Capitalisation Issue"	the issue of CKLS Shares to be made upon capitalisation of certain sums standing to the credit of the share premium account of CKLS, as further detailed in the Prospectus
"Cheung Kong"	Cheung Kong (Holdings) Limited
"Cheung Kong Shares"	shares of a par value of HK$0.50 each in the share capital of Cheung Kong
"Cheung Kong Shareholders"	holders of Cheung Kong Shares
"CKLS"	CK Life Sciences Int'l., (Holdings) Inc., a company incorporated in the Cayman Islands with limited liability
"CKLS Group"	CKLS and its subsidiaries
"CKLS Shares"	shares of a par value of HK$0.10 each in the share capital of CKLS
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited
"GEM Listing Committee"	the listing sub-committee of the board of the Stock Exchange with responsibility for GEM
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Over-allotment Option"	an over-allotment option to be granted by CKLS to the sponsor (on behalf of the underwriters) of the Share Offer
"Overseas Shareholders"	Cheung Kong Shareholders whose addresses on the register of members of Cheung Kong were outside Hong Kong at the close of business on the Record Date
"Preferential Offer"	the proposed preferential offer to the Qualifying Shareholders for subscription of the Reserved Shares on and subject to the terms and conditions stated in the Prospectus and the related application form
"Proposed Spin-off"	the proposed spin-off and separate listing of CKLS Shares on GEM
"Prospectus"	the prospectus to be issued by CKLS in relation to the Share Offer
"Qualifying Shareholders"	holders of Cheung Kong Shares, whose names appeared on the register of members of Cheung Kong at the close of business on the Record Date, other than the Overseas Shareholders and US Shareholders
"Record Date"	Friday, 21st June, 2002, being the record date for ascertaining entitlement to the Preferential Offer
"Registrar"	Central Registration Hong Kong Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Reserved Shares"	certain CKLS Shares to be offered pursuant to the Preferential Offer
"Share Offer"	the offer of shares in CKLS to the public in Hong Kong for subscription, the Preferential Offer and the placing of CKLS Shares with certain professional, institutional and other investors pursuant to the Proposed Spin-off
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US Shareholders"	Cheung Kong Shareholders who are US persons or who are within the United States (as such term are defined in Regulation S under the US Securities Act)

By Order of the Board
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

6th June, 2002



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

PROPOSED ADOPTION OF A SHARE OPTION SCHEME BY CK LIFE SCIENCES INT'L., (HOLDINGS) INC.

Reference is made to the Announcements. It is proposed that the Scheme will be adopted by the shareholders of CKLS, and will be conditional upon, inter alia, the approval by Cheung Kong Shareholders. An EGM will be convened for this purpose, and the register of members of Cheung Kong will be closed from Monday, 8 July 2002 to Wednesday, 10 July 2002 (both days inclusive) for the purpose of determining the entitlement to vote at the EGM. In order to qualify to vote at the EGM, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Registrar by no later than 4:00 p.m., on Friday, 5 July 2002.

A circular containing, amongst other matters, further information on the Scheme and a notice of the EGM will be despatched to Cheung Kong Shareholders as soon as practicable.

Cheung Kong Shareholders and other investors should note that the Proposed Spin-off, which is subject to the approval of the GEM Listing Committee and the final decision of the Board, may or may not proceed. In particular, there is no assurance that approval from the GEM Listing Committee will be granted. Further, the Proposed Spin-off and the Share Offer will be subject to a number of conditions, as mentioned in the Announcements. Accordingly, Cheung Kong Shareholders and other investors are reminded to exercise caution when dealing in the securities of Cheung Kong.

BACKGROUND

Reference is made to the Proposed Spin-off as mentioned in the Announcements.

It is proposed that, in connection with the Proposed Spin-off, CKLS will conditionally adopt the Scheme.

THE SHARE OPTION SCHEME

The purpose of the Scheme is to provide the people and the parties working for the interest of CKLS Group with an opportunity to obtain equity interest in CKLS, thus linking their interest with the interest of CKLS Group and thereby providing them with an incentive to work better for the interest of CKLS Group. The Scheme, when approved by resolution of shareholders of CKLS at its general meeting, will be conditional on, inter alia, (a) the GEM Listing Committee granting the listing of, and permission to deal in, (1) the CKLS Shares in issue, (2) the CKLS Shares to be issued under the Share Offer and (3) the CKLS Shares to be issued pursuant to the exercise of the Options (as explained below); (b) the commencement of dealings in the CKLS Shares on GEM; (c) the obligations of the underwriters under the underwriting agreement in relation to the Share Offer becoming unconditional (including, if relevant, as a result of the waiver of any such condition(s)) and not being terminated in accordance with its terms; and (d) the Scheme being approved by the Cheung Kong Shareholders in a general meeting of Cheung Kong.

The total number of CKLS Shares which will be subject to the Scheme represents 10% of the total number of CKLS Shares in issue immediately after completion of the Share Offer (unless further extended by the shareholders of CKLS).



APPROVAL BY CHEUNG KONG SHAREHOLDERS

It is expected that the Scheme will be adopted by resolution of shareholders of CKLS prior to the Share Offer. As CKLS is and will remain a subsidiary of Cheung Kong at the time of the adoption of the Scheme, under Chapter 17 of the Main Board Listing Rules, the adoption of the Scheme is subject to the approval of Cheung Kong Shareholders in general meeting, and for this purpose the EGM will be convened.

CLOSURE OF REGISTER OF MEMBERS

The register of members of Cheung Kong will be closed from Monday, 8 July 2002 to Wednesday, 10 July 2002 (both days inclusive) for the purpose of determining the entitlement to vote at the EGM. No transfer of Cheung Kong Shares will be registered during that period. In order to qualify to vote at the EGM, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Registrar by no later than 4:00 p.m., on Friday, 5 July 2002.

GENERAL

A circular containing, amongst other matters, further information on the Scheme and a notice of the EGM will be despatched to the Cheung Kong Shareholders as soon as practicable. Further announcement will be made to update Cheung Kong Shareholders and investors of any significant development related to the Proposed Spin-off and the Scheme.

Cheung Kong Shareholders should note that the decisions of the Board and the CKLS Board to proceed with the Proposed Spin-off and Share Offer are dependent, inter alia, on market conditions prevailing at the time immediately before the proposed Share Offer. Further, there can be no assurance that the approval for the listing of and permission to deal in all the CKLS Shares on GEM will be granted by the GEM Listing Committee. **As the Proposed Spin-off and Share Offer may or may not proceed, Cheung Kong Shareholders and other investors are reminded to exercise caution when dealing in the securities of Cheung Kong.**

DEFINITIONS

"Announcements"	the announcements dated 10 May 2002 and 6 June 2002 respectively issued by Cheung Kong in relation to the Proposed Spin-off
"Board"	the board of directors of Cheung Kong
"Cheung Kong"	Cheung Kong (Holdings) Limited
"Cheung Kong Shares"	shares of a par value of HK$0.50 each in the share capital of Cheung Kong
"Cheung Kong Shareholders"	holders of Cheung Kong Shares
"CKLS"	CK Life Sciences Int'l., (Holdings) Inc., a company incorporated in the Cayman Islands with limited liability
"CKLS Board"	the board of directors of CKLS
"CKLS Group"	CKLS and its subsidiaries
"CKLS Shares"	shares of a par value of HK$0.10 each in the share capital of CKLS
"EGM"	the extraordinary general meeting of Cheung Kong to be convened on Wednesday, 10 July 2002
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Committee"	the listing sub-committee of the board of the Stock Exchange with responsibility for GEM
"GEM Listing Rules"	the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Main Board Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Option(s)"	a right to subscribe for CKLS Shares pursuant to the terms of the Scheme
"Proposed Spin-off"	the proposed spin-off and separate listing of CKLS Shares on GEM
"Registrar"	Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited) of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Scheme"	the share option scheme of CKLS, to be conditionally adopted by resolution of shareholders of CKLS
"Share Offer"	the offer of CKLS Shares to the public in Hong Kong for subscription, the offer of certain CKLS Shares to certain qualifying Cheung Kong Shareholders and the placing of CKLS Shares with certain professional, institutional and other investors pursuant to the Proposed Spin-off
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

20 June 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cheung Kong (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

PROPOSED ADOPTION OF A SHARE OPTION SCHEME BY CK LIFE SCIENCES INT'L., (HOLDINGS) INC.

A notice convening an Extraordinary General Meeting of Cheung Kong (Holdings) Limited to be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Wednesday, 10 July 2002 at 11:30 a.m. is set out on pages 14 and 15 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the registered office of Cheung Kong (Holdings) Limited at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting or any adjournment thereof should you so desire.

24 June 2002

CONTENTS



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

Directors

LI Ka-shing *Chairman*
LI Tzar Kuoi, Victor *Managing Director and Deputy Chairman*
George Colin MAGNUS *Deputy Chairman*
KAM Hing Lam *Deputy Managing Director*
CHUNG Sun Keung, Davy *Executive Director*
IP Tak Chuen, Edmond *Executive Director*
PAU Yee Wan, Ezra *Executive Director*
WOO Chia Ching, Grace *Executive Director*
CHIU Kwok Hung, Justin *Executive Director*
LEUNG Siu Hon *Independent Non-executive Director*
FOK Kin-ning, Canning *Non-executive Director*
Frank John SIXT *Non-executive Director*
CHOW Kun Chee, Roland *Independent Non-executive Director*
WONG Yick-ming, Rosanna *Independent Non-executive Director*
HUNG Siu-lin, Katherine *Non-executive Director*
YEH Yuan Chang, Anthony *Independent Non-executive Director*
CHOW Nin Mow, Albert *Non-executive Director*
Simon MURRAY *Independent Non-executive Director*
KWOK Tun-li, Stanley *Independent Non-executive Director*

Company Secretary
Eirene YEUNG

24 June 2002

Dear Shareholder(s),

SHARE OPTION SCHEME OF CK LIFE SCIENCES INT'L., (HOLDINGS) INC.

1. INTRODUCTION

Reference is made to the Announcements issued by the Company. It is proposed that the CKLS Shareholders shall adopt the Scheme prior to the Share Offer. Since it is expected that CKLS is and will remain a subsidiary of the Company at the time of adoption of the Scheme by CKLS Shareholders, the Scheme is subject to the approval of the Shareholders at the EGM under Chapter 17 of the Main Board Listing Rules.

The purpose of this circular is to provide you with information regarding the Scheme and to seek your approval of the Ordinary Resolution relating to the Scheme at the EGM.

2. ADOPTION OF THE SCHEME

The purpose of the Scheme is to provide the people and the parties working for the interest of CKLS Group with an opportunity to obtain equity interest in CKLS, thus linking their interest with the interest of CKLS Group and thereby providing them with an incentive to work better for the interest of CKLS Group. By offering the Options to the Participants in such flexible terms under the Scheme, in particular, the exercise price of the Options will be determined on a fair basis as prescribed under the GEM Listing Rules, the Participants may exercise their Options at any time within the option period to acquire a monetary gain or ownership interest in CKLS which may in turn help achieve the said purpose of the Scheme.

At the EGM, the Ordinary Resolution will be proposed for approval and adoption of the Scheme, a summary of the principal terms of which is set out in the Appendix hereto, which are in line with the provisions of Chapter 23 of the GEM Listing Rules.

Subject to the approval of the Ordinary Resolution by the Shareholders at the EGM and conditional upon:

(a) the Scheme being approved by resolution of CKLS Shareholders;

(b) the GEM Listing Committee granting the listing of, and permission to deal in, (1) the CKLS Shares in issue, (2) the CKLS Shares to be issued under the Share Offer and (3) the CKLS Shares to be issued pursuant to the exercise of the Options (which represent 10% the total number of CKLS Shares in issue immediately after the Share Offer, subject to renewal of the Scheme Mandate Limit (as defined hereinafter) and grant of such Options separately approved by the CKLS Shareholders as mentioned below);

(c) the commencement of dealings in the CKLS Shares on GEM; and

(d) the obligations of the underwriters under the underwriting agreement in relation to the Share Offer becoming unconditional (including, if relevant, as a result of the waiver of any such condition(s)) and not being terminated in accordance with its terms,

the CKLS Board will have the right to grant to the Participants Options to subscribe for CKLS Shares, which when aggregated with any securities to be granted subject to any other share option schemes of CKLS shall not in aggregate exceed 10% of the total number of CKLS Shares in issue immediately following completion of the Share Offer ("Scheme Mandate Limit") unless CKLS obtains approval from CKLS Shareholders in general meeting to renew the Scheme Mandate Limit such that the total number of CKLS Shares in respect of which options may be granted by the CKLS Board under the Scheme and any other share option schemes of CKLS in issue shall not exceed 10% of the total number of CKLS Shares in issue as at the date of approval to renew such limit ("Renewal Limit"). CKLS may seek separate approval from CKLS Shareholders in general meeting for granting Options beyond the Scheme Mandate Limit and Renewal Limit.

Notwithstanding any other provisions of the Scheme, the maximum number of CKLS Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes of CKLS shall not exceed 30% of the total number of CKLS Shares in issue from time to time.

The total number of CKLS Shares which will be subject to the Scheme will be such number of CKLS Shares representing 10% of the issued share capital of CKLS immediately upon completion of the Share Offer, subject to the renewal of the Scheme Mandate Limit and grant of such Options separately approved by CKLS Shareholders as set out above.

Application has been made to the GEM Listing Committee for the listing of, and permission to deal in, inter alia, the CKLS Shares to be issued pursuant to the exercise of the Options under the Scheme.

A copy of the Scheme will be available for inspection at the registered office of the Company at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong during normal business hours from 24 June 2002 up to and including 10 July 2002 and at the EGM.

3. VALUE OF THE OPTIONS

The CKLS Board considers that it is not appropriate to state the value of all the Options that can be granted under the Scheme as if they had been granted at the latest practicable date prior to the Adoption Date given that the variables which are critical for the calculation of the value of such Options cannot be determined. Such variables include (a) the subscription price for the CKLS Shares upon the exercise of the Options; (b) whether or not Options will be granted under the Scheme and the timing of the grant of such Options; and (c) the period during which the Options may be exercised. In particular, the subscription price payable for the CKLS Shares to be issued pursuant to the exercise of the Options depends on the price of the CKLS Shares as quoted on the Stock Exchange and the market conditions during the life of the Scheme. As CKLS is not yet a listed issuer on the Adoption Date, it is impossible for the CKLS Board to obtain such figures or to make speculations on the market conditions at this stage. With a scheme life of ten years, the CKLS Board is of the view that it is too premature to state whether or not Options will be granted under the Scheme, and if so, the number of Options that may be granted. In the premises, the CKLS Board is of the view that the value of the Options depends on a number of variables which are either difficult or impossible to ascertain. Accordingly, the CKLS Directors believe that any calculation of the value of the Options at this stage will not be meaningful and may be misleading.

4. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Main Board Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

5. EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Wednesday, 10 July 2002 at 11:30 a.m. is set out on pages 14 and 15 of this circular.

An announcement on the outcome of the EGM will be made by the Company after conclusion of the EGM.

6. CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Monday, 8 July 2002 to Wednesday, 10 July 2002 (both days inclusive) for the purpose of determining the entitlement to vote at the EGM. No transfer of the Shares will be registered during that period. In order to qualify to vote at the EGM, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Registrar by no later than 4:00 p.m., on Friday, 5 July 2002.

7. ACTION TO BE TAKEN

Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy for the EGM in accordance with the instructions printed thereon to the Company's registered office at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.

8. RECOMMENDATION

The Directors consider that the adoption of the Scheme is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of the Ordinary Resolution to be proposed at the EGM.

Yours faithfully,
By Order of the Board
Li Ka-shing
Chairman

The following is a summary of the principal terms of the Scheme. It does not form part of, nor is it intended to be part of the rules of the Scheme and it should not be taken as affecting the interpretation of the rules of the Scheme. The CKLS Directors reserve the right at any time prior to the EGM to make such amendments to the Scheme as they may consider necessary or appropriate provided that such amendments do not conflict with any material aspects of the summary in this Appendix:

(i) ***Purpose of the Scheme***

The purpose of the Scheme is to provide the people and the parties working for the interest of the CKLS Group with an opportunity to obtain equity interest in CKLS, thus linking their interest with the interest of the CKLS Group and thereby providing them with an incentive to work better for the interest of the CKLS Group.

(ii) ***Conditions of the Scheme***

Subject to approval of the Ordinary Resolution by the Shareholders at the EGM, the Scheme is conditional upon (a) it being approved by resolution of the CKLS Shareholders; (b) the GEM Listing Committee granting the listing of, and permission to deal in, the CKLS Shares in issue, the CKLS Shares to be issued under the Share Offer and the CKLS Shares to be issued pursuant to the exercise of the Options; (c) the commencement of dealings in the CKLS Shares on GEM; and (d) the obligations of the underwriters under the underwriting agreement in relation to the Share Offer becoming unconditional (including, if relevant, as a result of the waiver of any such condition(s)) and not being terminated in accordance with its terms.

(iii) ***Who may join***

The CKLS Board may, at its discretion, invite any participant, being (a) employees of CKLS (whether full time or part-time) or any of its subsidiaries or associated companies; (b) directors (whether executive, non-executive or independent non-executive) of CKLS or any of its subsidiaries or associated companies; (c) suppliers of goods and/or services to CKLS or any of its subsidiaries or associated companies; and (d) biotechnological, scientific, technical, financial and legal professional advisers engaged by CKLS or any of its subsidiaries or associated companies (together, the "Participants") to take up Options to subscribe for CKLS Shares at a price calculated in accordance with paragraph (vi) below. Unless otherwise determined by the CKLS Board, no performance target is required to be achieved before an Option can be exercised.

(iv) ***Grant of Options***

Any grant of Options must not be made after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the requirements of the GEM Listing Rules. In particular, during the period of one month immediately preceding the earlier of: (a) the date of the CKLS Board meeting (as such date is first notified to the Stock Exchange in accordance with the GEM Listing Rules) for the approval of CKLS's results for any year, half-year or quarter-year period; and (b)

the deadline for CKLS to publish announcement of its results for any year, half-year or quarter-year period under the GEM Listing Rules; and ending on the date of the results announcement, no Option should be granted.

(v) ***Payment on acceptance of Option offer***

HK$1.00 is payable by the Participant to CKLS on acceptance of the Option offer as consideration for the grant.

(vi) ***Price of CKLS Shares***

The subscription price for the CKLS Shares under the Scheme will be a price determined by the CKLS Board and notified to a Participant and will be no less than the highest of (a) the closing price of the CKLS Shares as stated in the Stock Exchange's daily quotations sheet on the date of offer, which must be a day on which licensed banks are open for business in Hong Kong and the Stock Exchange is open for the business of dealing in securities (a "Trading Day") and (b) the average closing price of the CKLS Shares as stated in the Stock Exchange's daily quotations sheets for the five consecutive Trading Days immediately preceding the date of offer; and (c) the nominal value of a CKLS Share.

(vii) ***Maximum number of CKLS Shares available for subscription***

(a) CKLS may seek approval of its shareholders in general meeting to authorize the CKLS Directors to grant options under the Scheme and any other share option schemes of CKLS entitling the Grantees to exercise up to an aggregate of 10% (the "Scheme Mandate Limit") of the total number of CKLS Shares in issue immediately following completion of the Share Offer (excluding (i) any CKLS Shares issued pursuant to the Scheme and any other share option schemes of CKLS; and (ii) any pro rata entitlements to further CKLS Shares issued in respect of those CKLS Shares mentioned in (i)) unless CKLS obtains a fresh approval from its shareholders pursuant to sub-paragraph (b) below. Options lapsed shall not be counted for the purpose of calculating the Scheme Mandate Limit.

(b) CKLS may seek approval of its shareholders in general meeting to renew the Scheme Mandate Limit such that the total number of CKLS Shares in respect of which options may be granted under the Scheme and any other share option schemes of CKLS in issue shall not exceed 10% (the "Renewal Limit") of the issued share capital of CKLS at the date of approval to renew such limit (excluding (i) any CKLS Shares issued pursuant to the Scheme and any other share option schemes of CKLS; and (ii) any pro rata entitlements to further CKLS Shares mentioned in (i)). Options previously granted under the Scheme (including those outstanding, cancelled, lapsed in accordance with the Scheme or exercised options) shall not be counted for the purpose of calculating the Renewal Limit.

(c) CKLS may grant Options to specified Participant(s) beyond the Scheme Mandate Limit or Renewal Limit if the grant of such options is specifically approved by its shareholders in general meeting.

Notwithstanding the above, the maximum number of CKLS Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes of CKLS shall not exceed 30% of the total number of CKLS Shares in issue from time to time (excluding (i) any CKLS Shares issued pursuant to the Scheme and any other share option schemes of CKLS; and (ii) any pro rata entitlements to further CKLS Shares issued in respect of those CKLS Shares mentioned in (i)). Options lapsed shall not be counted for the purpose of calculating the aforesaid 30% limit.

The total number of CKLS Shares which will be subject to the Scheme will be such number of the CKLS Shares representing 10% of the issued share capital of CKLS immediately upon completion of the Share Offer (assuming Over-allotment Option is not exercised). Such total number of CKLS Shares subject to the Scheme as at 21 June 2002, the latest practicable date prior to the issue of this circular, is expected to be 640,700,000 CKLS Shares (subject to final determination of the number of CKLS Shares to be offered under the Share Offer) subject to renewal of the Scheme Mandate Limit as specified in (b) above and grant of such Options separately approved by the CKLS Shareholders as set out in (c) above.

The maximum number of CKLS Shares issued and to be issued upon exercise of the options granted and to be granted pursuant to the Scheme and any other share option schemes of CKLS to each Participant in any 12-month period up to and including the date of grant of the option shall not exceed 1% of the total number of CKLS Shares in issue (the "Individual Limit"). Any further grant of options in excess of the Individual Limit in any 12-month period up to and including the date of such further grant shall be subject to the approval of the shareholders of CKLS in general meeting at which such Participant and his associates shall abstain from voting.

(viii) ***Requirements on granting Options to a director, chief executive or substantial shareholder of CKLS, or any of their respective associates***

Any grant of Options to a Participant who is a CKLS Director, chief executive, management shareholder or substantial shareholder (each as defined in the GEM Listing Rules) of CKLS or any of their respective associates (as defined in the GEM Listing Rules) must be approved by the independent non-executive directors of CKLS (excluding the independent non-executive director who is a relevant Grantee). Where the CKLS Board proposes to grant any Option to a Participant who is a substantial shareholder or an independent non-executive director of CKLS or any of their respective associates and such Option which if exercised in full, would result in the CKLS Shares issued and to be issued upon exercise of all options already granted and to be granted pursuant to the Scheme and other share option schemes of CKLS (including option exercised and outstanding) to such Participant in the 12-month period up to and including the date of grant (the "Relevant Date"):

(a) representing in aggregate more than 0.1% of the total number of CKLS Shares in issue; and

(b) having an aggregate value, based on the closing price of the CKLS Shares as stated in the Stock Exchange's daily quotations sheet at the date of each grant, in excess of HK$5,000,000,

such proposed grant of Options must be approved by the CKLS Shareholders on poll in general meeting with the Participants concerned and all other connected persons (as defined in the GEM Listing Rules) of CKLS abstaining from voting (except that any connected person (as so defined) may vote against such proposed grant at the general meeting provided that his intention to do so has been stated in the circular issued to the shareholders of CKLS).

(ix) ***Time of exercise of Option***

An Option may be exercised in accordance with the terms of the Scheme at any time during a period of not more than 10 years to be notified by the CKLS Board to each Grantee which period of time shall commence on the date on which an offer of the grant of an Option is accepted or deemed to have been accepted in accordance with the Scheme and expire on the last day of such period as determined by the CKLS Board. There is no minimum period for which an Option must be held before it can be exercised.

(x) ***Rights are personal to Grantee***

An Option may not be transferred or assigned and is personal to the Grantee.

(xi) ***Rights on ceasing employment***

If the Grantee of an Option ceases to be a Participant for any reason other than death or termination of his employment or engagement on one or more grounds as specified in paragraph (xvii(d)), the Option granted to such Grantee will lapse on the date of such cessation (to the extent not already exercised) and will not be exercisable unless the CKLS Board otherwise determines to grant an extension at the discretion of the CKLS Board in which event the Grantee may exercise the Option within such period of extension and up to a maximum entitlement directed at the discretion of the CKLS Board on the date of grant of extension (to the extent not already exercised) and subject to any other terms and conditions decided at the discretion of the CKLS Board. For the avoidance of doubt, such period of extension (if any) shall be granted within and in any event ended before the expiration of the period of one month following the date of his cessation to be a Participant.

(xii) ***Rights on death***

If the Grantee of an Option dies before exercising the Option in full and none of certain events which would be a ground for termination of his employment or engagement under paragraph (xvii(d)) arises, his personal representative(s) shall be entitled within a period of 12 months from the date of death to exercise the Option up to the entitlement of such Grantee as at the date of death (to the extent which has become exercisable and not already exercised).

(xiii) ***Effects of alterations to capital***

In the event of a capitalisation issue, rights issue, sub-division or consolidation of the CKLS Shares or reduction of capital in CKLS whilst any Option remains exercisable, such corresponding alterations (if any) certified by an independent financial adviser or the auditors for the time being of CKLS as fair and reasonable in their opinion either generally or as regards any particular Grantee will be made in the subject matter of the Option so far as unexercised, including the subscription price and/or the number of securities subject to Options already granted and/or to the Scheme, provided that no such alteration shall be made so that a CKLS Share would be issued at less than its nominal value or which would give a Grantee a different proportion of the issued share capital of CKLS as that to which he was previously entitled and no alteration shall be made if any alteration in the capital structure of CKLS is the result of an issue of CKLS Shares in the capital of CKLS as consideration in a transaction to which CKLS is a party.

(xiv) ***Rights on take-over***

If a general offer by way of take-over is made to all the holders of CKLS Shares (other than by way of scheme of arrangement), (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and if such offer becomes or is declared unconditional prior to the expiry of the relevant option period, the Grantee (or his personal representative(s)) may by notice in writing to CKLS within 21 days of the notice of the offeror exercise the Option (to the extent which has become exercisable on the date of the notice of the offeror and not already exercised) to its full extent or to the extent specified in such notice.

(xv) ***Rights on a scheme of arrangement***

If a general offer by way of a scheme of arrangement is made to all CKLS Shareholders and has been approved by the necessary number of CKLS Shareholders at the requisite meetings, the Grantee (or his personal representatives) may thereafter (but only until such time as shall be notified by CKLS, after when it shall lapse) exercise the Option (to the extent not already exercised) to its full extent or to the extent specified in the notice.

(xvi) ***Rights on a compromise or arrangement***

If a compromise or arrangement between CKLS and its shareholders or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of CKLS or its amalgamation with any other company or companies, CKLS shall give notice thereof to the Grantee on the same date as it dispatches the notice to each member or creditor of CKLS summoning the meeting to consider such a compromise or arrangement, and thereupon the Grantee (or his personal representative(s)) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of the date two calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the court exercise any of his Options (to the extent which has become exercisable and not already exercised) whether in full or in part, but the exercise of an Option as aforesaid shall be

conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. Upon such compromise or arrangement becoming effective, all Options shall lapse except insofar as previously exercised under the Scheme. CKLS may require the Grantee (or his personal representative(s)) to transfer or otherwise deal with the CKLS Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position as nearly as would have been the case had such CKLS Shares been subject to such compromise or arrangement.

(xvii) *Lapse of Option*

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a) the expiry of the option period;

(b) the expiry of the periods referred to in paragraph (xi) or (xii) respectively;

(c) subject to the scheme of arrangement becoming effective, the expiry of the periods referred to in paragraph (xiv) or (xv);

(d) subject to the expiry of the period of extension, the date on which the Grantee ceases to be a Participant for any reason other than his death or the termination of his employment or engagement on one or more grounds specified in (e);

(e) the date on which the Grantee of an Option ceases to be an Participant by reason of the termination of his employment or engagement on grounds including, but not limited to, misconduct, bankruptcy, insolvency and conviction of any criminal offence;

(f) the date of the commencement of the winding-up of CKLS;

(g) the date on which the Grantee sells, transfers, charges, mortgages, encumbers or creates any interest in favour of any third party over or in relation to any Option in breach of the Scheme; or

(h) the date on which the Option is cancelled by the CKLS Board as set out in paragraph (xix) below.

(xviii) *Ranking of CKLS Shares*

The CKLS Shares to be allotted upon the exercise of an Option will be subject to the articles of association of CKLS for the time being in force and will rank pari passu in all respects with the fully paid CKLS Shares in issue on the date of their allotment and issue and accordingly

will entitle the holders to participate in all dividends or other distributions declared paid or made on or after the date of allotment and issue other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefore shall be before the date of allotment and issue.

Unless the context otherwise requires, references to "CKLS Shares" in the Scheme include references to shares in CKLS of any such nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of CKLS from time to time.

(xix) ***Cancellation of Options granted***

The CKLS Board may at any time at its absolute discretion to cancel any Option. Where CKLS cancels Options and offers new Options to the same Option holder, the offer of such new Options may only be made under the Scheme with available Options (to the extent not yet granted and excluding the cancelled Options) within the limit approved by CKLS Shareholders as mentioned in paragraph (vii).

(xx) ***Period of Scheme***

The Scheme will remain valid for a period of 10 years from the Adoption Date, after which period no further Options will be granted but in respect of all Options which remain exercisable at the end of such period, the provisions of the Scheme shall remain in full force and effect.

(xxi) ***Termination***

CKLS by resolution in general meeting or the CKLS Board may at any time terminate the operation of the Scheme and in such event no further Options will be offered but in all other respects the provisions of the Scheme shall remain in full force and effect.

(xxii) ***Alteration to the Scheme***

The Scheme may be altered in any respect by resolution of the CKLS Board except that the provision relating to matters contained in rule 23.03 of the GEM Listing Rules shall not be altered to extend the class of persons eligible for the grant of Options or to the advantage of Grantees or the Participants except with the prior approval of the CKLS Shareholders in general meeting (with the Grantees and their associates abstaining from voting). No such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the Grantees as would be required of the CKLS Shareholders under the articles of association for the time being of CKLS for a variation of the rights attached to the CKLS Shares.

Any alteration to the terms and conditions of the Scheme, which are of a material nature or change the authority of the CKLS Board, must be approved by the Stock Exchange and CKLS Shareholders, except where the alterations take effect automatically under the existing terms of the Scheme.



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Cheung Kong (Holdings) Limited (the "Company") will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Wednesday, 10 July 2002 at 11:30 a.m. for the purpose of considering and, if thought fit, passing with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** the share option scheme of CK Life Sciences Int'l., (Holdings) Inc. ("CKLS") (the "Share Option Scheme"), the terms of which are contained in the document marked "A" and a summary of which is set out in a circular dated 24 June 2002 and despatched to the shareholders of the Company of which the notice convening this meeting forms part marked "B" and both produced to the meeting and for the purpose of identification signed by a Director of the Company, subject to and conditional upon (amongst other things): (a) it being approved by shareholders of CKLS, (b) the listing committee of the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of, and permission to deal in, the shares of HK$0.10 each in CKLS (each, a "CKLS Share") on GEM in issue, the CKLS Shares to be issued under the Share Offer (as defined below) and the CKLS Shares to be issued pursuant to the exercise of options under the Share Option Scheme (as elaborated below); (c) the commencement of dealings in the CKLS Shares on GEM; and (d) the obligations of the underwriters under the underwriting agreement in relation to the Share Offer becoming unconditional (including, if relevant, as a result of the waiver of any such condition(s)) and not being terminated in accordance with its terms, be and is hereby approved and the Board of Directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangement as may be necessary or expedient in order to give effect to the Share Option Scheme.

"Share Offer" means the offer of CKLS Shares to the public in Hong Kong for subscription, the preferential offer to certain qualifying shareholders of the Company and the placing of CKLS Shares with certain professional, institutional and other investors.

The total number of CKLS Shares which shall be subject to the Share Option Scheme represents 10% of the total number of CKLS Shares in issue immediately after completion of the Share Offer (excluding (i) any CKLS Shares issued pursuant to the Share Option Scheme and any other share option schemes of CKLS; and (ii) any pro rata entitlements to further CKLS Shares issued in respect of those CKLS Shares mentioned in (i)) (unless further extended by the shareholders of CKLS)."

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 24 June 2002



長江實業（集團）有限公司

（於香港註冊成立之有限公司）

股東特別大會通告

茲通告長江實業（集團）有限公司（「本公司」）謹訂於二零零二年七月十日星期三上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，以便討論及如認為適當時，即通過或經修訂後通過下列決議案為普通決議案：

普通決議案

「**動議**批准CK Life Sciences Int'l., (Holdings) Inc.（長江生命科技集團有限公司*）（「長科」）之購股權計劃（「購股權計劃」，其條款載於註有「A」字樣之文件，而購股權計劃之概要則載於本公司於二零零二年六月二十四日刊發並寄發予本公司股東之通函（召開本大會之通告構成註有「B」字樣該通函之一部分），而上述兩份文件已提呈大會，並由本公司董事簽署，以資識別），惟須受制於及待下列條件（其中包括）達成後，始可作實：(a)長科股東批准購股權計劃；(b)香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）上市委員會批准長科每股面值港幣0.10元之已發行股份（各自為「長科股份」）、根據股份發售（定義見下文）將予發行之長科股份及根據行使購股權計劃之購股權將予發行之長科股份（於下文闡釋）在創業板上市及買賣；(c)長科股份開始在創業板買賣；及(d)包銷商根據包銷協議就有關股份發售承擔之責任成為無條件（包括（如適用）因任何該等條件獲得豁免之情況），及並未根據該協議之條款終止，並授權本公司董事會採取其認為必須或適宜之一切行動及訂立所有該等交易及安排，以致購股權計劃生效。

「股份發售」指於香港向公眾人士提呈長科股份以供認購、向若干本公司合資格股東優先發售若干長科股份，及向若干專業、機構及其他投資者配售長科股份。

購股權計劃所規限之長科股份總數，佔緊隨股份發售（不包括(i)根據購股權計劃及長科任何其他購股權計劃已發行之任何長科股份；及(ii)根據(i)項所述之該等長科股份按任何比例進一步獲發行之長科股份）完成後之已發行長科股份總數之10%（除非經長科股東進一步擴大）。」

承董事會命
公司秘書
楊逸芝

香港，二零零二年六月二十四日

* 僅供識別

發或發行日期或之後所宣派或作出之一切股息或其他分派(惟倘記錄日期早於配發及發行之日前，則先前宣派或建議或議決派付或作出之任何股息或其他分派除外)。

除文義另有所指外，該計劃內「長科股份」一詞包括因長科不時拆細、合併、重新分類或重組長科股本而導致發行之任何面值之長科股份。

(xix) *註銷所授出之購股權*

長科董事會可隨時全權酌情決定註銷任何購股權。倘若長科註銷一名購股權持有人之購股權，並向同一名購股權持有人提呈新購股權，則所提呈之新購股權，僅以該計劃內如第(vii)段所述長科股東批准之限額當中仍可授出之購股權(以尚未授出之購股權為限，並不包括已註銷之購股權)提呈。

(xx) *該計劃之期限*

該計劃於採納日期起計為期十年持續有效，在該期限後將不會再授出任何其他購股權，但就該期限屆滿後仍可行使之所有購股權計劃而言，該計劃之條文仍具有完全之法律效力。

(xxi) *終止*

長科可於股東大會通過決議案，或由長科董事會隨時終止該計劃之運作，就此情況，將不會再提呈購股權，但該計劃之條文在各其他方面仍具有完全之法律效力。

(xxii) *修訂該計劃*

長科董事會可通過決議案修訂該計劃之任何內容，但該計劃中有關創業板上市規則第23.03條所述事宜之條文，則不得為擴大符合資格獲授購股權之人士類別或為承授人或參與者之利益而作出修改(長科股東在股東大會上事先批准者則除外，而承授人及彼等之聯繫人必須就此放棄投票)。然而，所作之修改不得對修訂生效前已授出或同意將予授出之任何購股權之發行條款造成不利影響，惟倘獲得大多數承授人同意或批准，而由長科股東根據長科當時之組織章程細則要求修訂附於長科股份之權利則除外。

除根據該計劃現有條款自動生效之修訂外，該計劃之條款及條件之任何重大修訂或更改長科董事會之權力，則必須經聯交所及長科股東批准。

權則須待法院批准該妥協或安排及該妥協或安排生效後，方可作實。待該妥協或安排生效後，除先前已根據該計劃行使者外，所有購股權將告失效。長科可要求承授人(或其遺產代理人)轉讓或以其他方式處理因在此等情況行使購股權而發行之長科股份，以致承授人因此所處之情況，與長科股份受制於該妥協或安排之情況盡量相同。

(xvii) ***購股權失效***

購股權在下列事件(以最早發生者為準)發生時自動失效及不可行使(以尚未行使者為限)：

(a) 購股權期限屆滿時；

(b) 第(xi)或(xii)段所述期限屆滿時；

(c) 在協議安排生效之規限下，第(xiv)或(xv)段所述期限屆滿時；

(d) 在經延長期限屆滿之規限下，承授人因任何理由(身故或於(e)段所訂明之一個或以上理由終止受僱或獲委聘外)，不再成為參與者之日；

(e) 購股權之承授人因(包括但不限於)不當行為、破產、無力償債及任何刑事罪行被定罪之理由被解僱而不再成為參與者之日；

(f) 長科開始進行清盤之日；

(g) 承授人違反該計劃，就任何購股權向任何第三者出售、轉讓、抵押、按揭、承擔或增設任何權益之日；或

(h) 如下文第(xix)段所述購股權遭長科董事會註銷之日期。

(xviii) ***長科股份之地位***

因行使購股權而配發之長科股份，須受長科當時生效之組織章程細則所限制，並在各方面與配發及發行當日已繳足之長科股份享有相同地位，因此賦予持有人享有配

(xiii) *股本變動之影響*

倘長科股份進行資本化發行、供股、股份拆細或合併，或削減長科之股本而仍有任何購股權可予行使時，則經長科獨立財務顧問或長科當時之核數師核實並認為公平合理之情況下，須對尚未行使之購股權，包括該計劃已授出及／或可授出之購股權所規限之認購價及／或可認購證券之數目作出一般性修訂或就任何個別承授人之該等購股權(以尚未行使者為限)作出修訂(如有)，惟任何該等修訂不可致使長科股份低於其面值發行，或致使承授人於長科已發行股本所佔比例有別於之前所享有之比例，而倘以發行長科股本中之長科股份，作為長科為其中一名訂約方之交易之代價，導致長科股本架構出現任何變動，則不可作出任何修訂。

(xiv) *收購之權利*

倘以收購方式向全體長科股份持有人(不包括以協議安排之方式)(或收購人及／或由收購人控制之任何人士及／或與收購人有聯繫或一致行動之任何人士以外之全部該等持有人)提出全面收購建議，而倘該等收購建議於有關購股權限期屆滿前成為或宣佈成為無條件，則承授人(或其遺產代理人)可在收購人發出通告後21日內，書面通知長科悉數或按該通告所指定之數額行使購股權(以收購人發出通告日期可予行使但尚未行使者為限)。

(xv) *協議安排之權利*

倘以協議安排之方式向全體長科股東提出之全面收購建議，獲得有關長科股東大會所需之長科股東人數批准，承授人(或其遺產代理人)可隨後(直至長科通知之期限為止，此後有關之購股權將告失效)悉數或按該通告指定之數額行使購股權(以尚未行使者為限)。

(xvi) *妥協或安排之權利*

倘長科與其股東或債權人擬因或就有關長科之重組或與任何其他一家或多家公司合併之計劃達成妥協或作出安排，則長科須於向長科各股東或債權人發出召開有關考慮該妥協或安排之大會通告當日，向承授人發出有關通告，而承授人(或其遺產代理人)有權由發出通告當日起直至兩個曆月後或該妥協或安排經法院批准當日(以較早者為準)止期間行使全部或部分購股權(以可予行使但尚未行使者為限)，但行使上述購股

則該等建議授出購股權必須經長科股東於股東大會上以投票表決方式批准，有關之參與者及長科之所有其他關連人士(按創業板上市規則之定義)必須就此放棄投票(惟擬於股東大會上就該建議授出購股權投反對票，並且已於寄發予長科股東之通函內述明此意向之關連人士(按上文之定義)則除外)。

(ix) *行使購股權之期限*

授出之購股權可按該計劃之條款於長科董事會通知各承授人為期不超過十年之期間(該期間由根據該計劃接納或被視為接納授出購股權之要約日期起計，直至長科董事會釐定之該期間最後一日屆滿)內，隨時行使該等購股權。於行使購股權前，毋須就持有購股權之最短期限符合任何規定。

(x) *權利屬承授人個人所有*

購股權僅屬承授人個人所有，不可轉讓或出讓。

(xi) *終止受僱時之權利*

倘購股權之承授人因任何理由(身故或按第(xvii(d))段所述之一個或以上理由終止受僱或獲委聘除外)，不再成為參與者，授予該名承授人之購股權(以尚未行使者為限)將於該終止日期失效及將不可行使，除非長科董事會酌情決定延長行使期，在此情況下，承授人則可於經延長之行使期內，行使最多由長科董事會於授出延長行使期之日期酌情釐定有權行使之購股權數額(以尚未行使者為限)，並須受長科董事會酌情釐定之任何其他條款及條件所規限。為免混淆，該等延長行使期(如有)，必須於購股權承授人終止成為參與者之日期起計一個月內授出，並無論如何於該一個月期間屆滿前結束。

(xii) *身故時之權利*

倘購股權承授人在悉數行使購股權前身故，而並無任何事項足以構成其根據第(xvii(d))段遭終止受僱或終止獲委聘之理由，則其遺產代理人有權自承授人身故之日起計十二個月內，行使最多為承授人於身故之日有權行使之購股權數額(以可予行使但尚未行使者為限)。

儘管有以上規定，因行使根據該計劃及長科任何其他購股權計劃已授出但仍未行使之所有尚未行使購股權可能發行之長科股份，最多不得超過不時已發行長科股份總數30%（不包括(i)根據該計劃及長科任何其他購股權計劃已發行之任何長科股份）；及(ii)根據(i)項所述之該等長科股份按任何比例進一步獲發行之長科股份）。就計算上述30%上限而言，已失效之購股權不會計算在內。

該計劃所規限之長科股份總數，將相當於緊隨股份發售完成後（假設超額配股權不獲行使）長科已發行股本10%之長科股份數目。於二零零二年六月二十一日（本通函刊發日期前之最後實際可行日期），該計劃所規限之長科股份總數預計為640,700,000股長科股份（可根據最終落實根據股份發售將予提呈發售之長科股份數目予以調整），惟可根據上文第(b)段所述經長科股東另行批准重續計劃授權上限及上文第(c)段所載授出該等購股權予以調整。

截至授出購股權日期（包括該日在內）為止之十二個月期間，因行使根據該計劃及長科任何其他購股權計劃已授出及將授出予各參與者之購股權已發行及將予發行之長科股份，最多不得超過已發行長科股份總數1%（「個人上限」）。截至授出購股權日期（包括該日在內）為止之十二個月期間，倘進一步授出超逾個人上限之任何購股權，須獲長科股東於股東大會上批准，而有關之參與者及其聯繫人必須就此放棄投票。

(viii) *向長科之董事、行政要員或主要股東或彼等各自任何聯繫人授出購股權之規定*

凡向身為長科董事、長科之行政要員、管理層股東或主要股東（各自按創業板上市規則之定義）或彼等各自任何聯繫人（按創業板上市規則之定義）之參與者授出購股權，必須經長科獨立非執行董事（本身為有關承授人之獨立非執行董事除外）批准。倘長科董事會建議向身為長科主要股東或獨立非執行董事或彼等各自任何聯繫人之參與者授出購股權及該購股權獲悉數行使，導致截至授出購股權日期（「有關日期」，包括該日在內）為止之十二個月期間，根據該計劃及長科其他購股權已授予或將授予該名參與者之購股權（包括已行使及尚未行使之購股權）獲悉數行使而已發行及將發行之長科股份數目：

(a) 合共相當於已發行長科股份總數超過0.1%；及

(b) 按於各授出日期長科股份在聯交所每日報價表所報之收市價計算之價值總額超逾港幣5,000,000元，

之日期為準）；及(b)長科根據創業板上市規則之規定須公佈任何年度、中期及季度業績之最後期限；直至發表該等業績公佈為止。

(v) ***接納購股權要約支付之款項***

參與者須在接納購股權要約時支付港幣1.00元予長科。

(vi) ***長科股份之價格***

根據該計劃認購長科股份之價格，將由長科董事會釐定後通知各參與者，並將不低於下列三者中之最高者：(a)於作出要約日期（必須為香港持牌銀行辦公及聯交所辦公買賣證券之日子（「交易日」））長科股份在聯交所每日報價表所報之收市價；及(b)緊接作出要約之日期前五個連續交易日，長科股份在聯交所每日報價表所報之平均收市價；及(c)長科股份之面值。

(vii) ***可供認購之長科股份最高數目***

(a) 長科可於股東大會上尋求股東批准授權長科董事根據該計劃及長科任何其他購股權計劃授出購股權，使承授人有權行使以認購最多達緊隨股份發售完成後已發行長科股份總數10%（「計劃授權上限」）（不包括(i)根據該計劃及長科任何其他購股權計劃所發行之任何長科股份；及(ii)根據(i)項所述可按比例獲進一步發行之長科股份），除非長科根據下文(b)分段獲股東重新批准。就計算該計劃授權上限而言，已失效之購股權不會計算在內。

(b) 長科可於股東大會上尋求股東批准重續計劃授權上限，致使根據該計劃及長科任何其他購股權計劃可能授出之購股權已發行長科股份總數，不會超過長科於批准重續該上限日期當日之已發行股本10%（「重續上限」）（不包括(i)根據該計劃及長科任何其他購股權計劃發行之任何長科股份；及(ii)根據上述第(i)項所述可按比例進一步發行之長科股份）。就計算重續上限而言，之前根據該計劃授出之購股權（包括該等根據該計劃未行使、已註銷及已失效之購股權或已行使之購股權），則不會計算在內。

(c) 倘授出購股權乃經長科股東於股東大會上特別批准，則長科可向指定參與者授出超逾計劃授權上限或重續上限之購股權。

以下為該計劃之主要條款概要，並不構成或擬構成該計劃之部分規則，亦不應視為可影響該計劃規則之詮釋。長科董事保留權利，於其認為必須或適宜時在舉行股東特別大會前隨時對該計劃作出修訂，惟修訂不會與本附錄概要內容之任何重要方面構成衝突：

(i) *該計劃之目的*

該計劃旨在讓為長科集團利益行事之人士及各方，有機會獲得長科之股權，令彼等之利益與長科集團利益掛鉤，從而鼓勵彼等為謀求長科集團更佳利益提供獎勵。

(ii) *該計劃之條件*

該計劃須經股東於股東特別大會通過普通決議案批准，並須待(a)長科股東通過決議案批准該計劃；(b)創業板上市委員會批准已發行長科股份、根據股份發售將予發行之長科股份，及根據行使購股權將予發行之長科股份上市及買賣；(c)長科股份開始在創業板買賣；及(d)包銷商根據包銷協議就有關股份發售承擔之責任成為無條件（包括（如適用）因任何該等條件獲得豁免之情況），且並未根據該協議之條款終止。

(iii) *參與人士之資格*

長科董事會可酌情邀請任何參與者，即(a)長科或其任何附屬公司或聯營公司之僱員（不論全職或兼職）；(b)長科或其任何附屬公司或聯營公司之董事（不論是執行董事或非執行董事或獨立非執行董事）；(c)長科或其任何附屬公司或聯營公司之貨物及／或服務供應商；及(d)長科或其任何附屬公司或聯營公司就生化、科學、技術、財務及法律事務所委聘之專業顧問（統稱為「參與者」）接納購股權，按下文第(vi)段計算之價格，認購長科股份。除非長科董事會另行釐定，行使購股權前毋須符合任何表現目標。

(iv) *授出購股權*

於發生可影響股價之事件後或正就可影響股價之事件作出決定時，不應授出購股權，直至可影響股價之資料已根據創業板上市規則之規定公佈為止。尤其於緊接下列兩者中較早之日期前一個月期間，更不應授出任何購股權：(a)為批准長科任何年度、中期及季度業績而舉行長科董事會會議之日期（以根據創業板上市規則首次通知聯交所

2. 採納該計劃

該計劃旨在讓為長科集團利益行事之人士及各方，有機會獲得長科之股權，令彼等之利益與長科集團利益掛鈎，從而鼓勵彼等為謀求長科集團更佳利益提供獎勵。透過該計劃以其靈活之條款向參與者提呈購股權，尤其購股權之行使價將根據創業板上市規則所規定以公平基準釐定，參與者可於購股權期限內隨時行使彼等之購股權，獲得金錢利益或長科股權，從而有助實現該計劃之既定目的。

於股東特別大會上，本公司將提呈一項普通決議案，以批准及採納該計劃，該計劃之主要條款概要載於本通函附錄，而該計劃亦符合創業板上市規則第二十三章之條文規定。

待股東於股東特別大會上批准普通決議案及下列條件達成後：

(a) 長科股東通過決議案批准該計劃；

(b) 創業板上市委員會批准(1)已發行之長科股份、(2)根據股份發售將予發行之長科股份，及(3)根據行使購股權將予發行之長科股份(相當於緊隨股份發售後之已發行長科股份總數之10%，惟可根據下文所述經長科股東另行批准重續計劃授權上限(定義見下文)及授出該等購股權予以調整)之上市及買賣；

(c) 長科股份開始在創業板買賣；及

(d) 包銷商根據包銷協議就有關股份發售承擔之責任成為無條件(包括(如適用)因任何該等條件獲得豁免之情況)，及並未根據該協議之條款終止，

長科董事會將有權授予參與者購股權認購長科股份，該等購股權所規限之長科股份與根據長科任何其他購股權計劃授出之任何證券一併計算，不得超過緊隨股份發售完成後已發行長科股份總數10%(「計劃授權上限」)，除非長科於股東大會上取得長科股東批准重續計劃授權上限，致使長科董事會根據該計劃及長科任何其他購股權計劃可能授出之購股權已發行長科股份總數，不會超過於批准重續該上限日期當日之已發行長科股份總數10%(「重續上限」)。長科可於股東大會上尋求長科股東另行批准授出超出計劃授權上限及重續上限之購股權。



長江實業（集團）有限公司

（於香港註冊成立之有限公司）

香港皇后大道中二號長江集團中心七樓

董事

李嘉誠 *主席*
李澤鉅 *董事總經理兼副主席*
麥理思 *副主席*
甘慶林 *副董事總經理*
鍾慎強 *執行董事*
葉德銓 *執行董事*
鮑綺雲 *執行董事*
吳佳慶 *執行董事*
趙國雄 *執行董事*
梁肇漢 *獨立非執行董事*
霍建寧 *非執行董事*
陸法蘭 *非執行董事*
周近智 *獨立非執行董事*
王葛鳴 *獨立非執行董事*
洪小蓮 *非執行董事*
葉元章 *獨立非執行董事*
周年茂 *非執行董事*
馬世民 *獨立非執行董事*
郭敦禮 *獨立非執行董事*

公司秘書

楊逸芝

敬啟者：

CK LIFE SCIENCES INT'L., (HOLDINGS) INC.
（長江生命科技集團有限公司*）
之購股權計劃

1. 緒言

茲提述本公司發表之該等公佈。現時建議長科股東於股份發售前採納該計劃。由於現時預計長科股東採納該計劃時長科屬於並將繼續為本公司之附屬公司，根據主板上市規則第十七章，該計劃須待股東於股東特別大會上批准，方可作實。

本通函旨在向　閣下提供有關該計劃之資料，並尋求　閣下於股東特別大會上批准有關該計劃之普通決議案。

* 僅供識別

「主板上市規則」	指	香港聯合交易所有限公司證券上市規則
「購股權」	指	根據該計劃之條款認購長科股份之權利
「普通決議案」	指	於股東特別大會上將由股東通過之普通決議案
「超額配股權」	指	長科將向股份發售保薦人(代表包銷商)授出之超額配股權
「參與者」	指	(i)長科或其任何附屬公司或聯營公司之僱員(不論全職或兼職);(ii)長科或其任何附屬公司或聯營公司之董事(不論是執行董事或非執行董事或獨立非執行董事);(iii)長科或其任何附屬公司或聯營公司之貨物及/或服務供應商;及(iv)長科或其任何附屬公司或聯營公司就生化、科學、技術、財務及法律事務所委聘之專業顧問
「建議分拆」	指	建議分拆長科股份於創業板獨立上市
「過戶登記處」	指	香港中央證券登記有限公司(前英文名稱為Central Registration Hong Kong Limited),地址為香港皇后大道東183號合和中心17樓1712-1716室
「該計劃」	指	將由長科股東通過決議案有條件採納之購股權計劃
「股份」	指	本公司股本中每股面值港幣0.50元之股份
「股份發售」	指	根據建議分拆,於香港向公眾人士提呈長科股份以供認購、向若干合資格股東提呈若干長科股份,及向若干專業、機構及其他投資者配售長科股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司

釋　義

在本通函內，除文義另有所指外，下列詞語具有下列涵義：

「採納日期」	指	長科股東通過決議案有條件採納該計劃之日期
「該等公佈」	指	本公司於二零零二年五月十日及二零零二年六月六日就有關(其中包括)建議分拆發表之該等公佈及本公司於二零零二年六月二十日就該計劃發表之公佈
「董事會」	指	本公司之董事會
「長科」	指	CK Life Sciences Int'l., (Holdings) Inc.(長江生命科技集團有限公司*)，於開曼群島註冊成立之有限公司
「長科董事會」	指	長科之董事會
「長科董事」	指	長科之董事
「長科集團」	指	長科及其附屬公司
「長科股份」	指	長科股本中每股面值港幣0.10元之股份
「長科股東」	指	長科股份之持有人
「本公司」	指	長江實業(集團)有限公司
「董事」	指	本公司之董事
「股東特別大會」	指	本公司將於二零零二年七月十日舉行之股東特別大會
「創業板」	指	聯交所創業板
「創業板上市委員會」	指	聯交所理事會轄下負責創業板上市事務之小組委員會
「創業板上市規則」	指	香港聯合交易所有限公司創業板證券上市規則
「承授人」	指	根據該計劃之條款接納要約之任何參與者，或(如文義所指)因原承授人身故而享有任何該等購股權之任何人士
「本集團」	指	本公司及其附屬公司，但不包括長科集團
「香港」	指	中華人民共和國香港特別行政區

*　僅供識別

目　錄

本通函乃要件　請即處理

閣下如對本通函**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下之所有長江實業(集團)有限公司股份，應立即將本通函連同隨附之代表委任表格交予買主或承讓人、或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



長江實業(集團)有限公司

(於香港註冊成立之有限公司)

建議由
CK LIFE SCIENCES INT'L., (HOLDINGS) INC.
(長江生命科技集團有限公司*)
採納一項購股權計劃

長江實業(集團)有限公司謹訂於二零零二年七月十日星期三上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，召開大會之通告載於本通函第14及第15頁。無論　閣下能否出席大會，務請按照隨附之代表委任表格上印備之指示填妥並盡速交回該表格予長江實業(集團)有限公司之註冊辦事處，地址為香港皇后大道中二號長江集團中心七樓，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後仍可親身出席股東特別大會或其任何續會，並於會上投票。

二零零二年六月二十四日

* 僅供識別



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The Directors of Cheung Kong announce that Cheung Kong and Germinish, a wholly-owned subsidiary of Cheung Kong, have entered into the Sale and Purchase Agreement with, among others, SHK Properties and Expedito, a wholly-owned subsidiary of SHK Properties, on 29th June, 2002.

Under the terms of the Sale and Purchase Agreement, Cheung Kong and Germinish respectively agreed to acquire from SHK Properties and Expedito 25% of the entire issued share capital of, and the benefit of the shareholders loan or debt that may be due by, Mightypattern and Waldorf respectively at an aggregate consideration of about HK$350,000,000 which will be adjusted in accordance with the Completion Accounts to be prepared, finalized and delivered within 3 months after Completion.

Cheung Kong considers that apart from its property development activities in Hong Kong, it is also important for the Group to maintain an investment property portfolio for providing steady income and cashflow to the Group.

As SHK Properties, through its wholly-owned subsidiary, owns 40% of the entire issued share capital of a 60% owned indirect subsidiary of Cheung Kong, the Acquisition constitutes a connected transaction for Cheung Kong under the Listing Rules. The Acquisition, given its size and value, falls within the de minimis level as stipulated under rule 14.25 (1) of the Listing Rules.

SUMMARY OF THE TRANSACTION

Immediately before the Acquisition, each of SHK Properties and Cheung Kong held 25% of the entire issued share capital of Mightypattern which owns the entire interest in the Shatin Properties and each of Expedito, a wholly-owned subsidiary of SHK Properties, and Germinish, a wholly-owned subsidiary of Cheung Kong, held 25% of the entire issued share capital of Waldorf which owns the entire interest in the Waldorf Properties. Cheung Kong or Germinish may appoint any nominee(s) to take up the Sale Shares and the Loan.

SHK Properties and Expedito have agreed to sell and Cheung Kong and Germinish have agreed to purchase the Sale Shares and the Loan respectively on the terms set out in the Sale and Purchase Agreement, details of which are briefly described below.

PARTICULARS OF THE SALE AND PURCHASE AGREEMENT

Date: 29th June, 2002

Parties relevant to the Acquisition:

Vendor of the Waldorf Shares:	Expedito, a wholly-owned subsidiary of SHK Properties
Vendor of the Mightypattern Shares:	SHK Properties
Purchaser of the Waldorf Shares:	Germinish, a wholly-owned subsidiary of Cheung Kong
Purchaser of the Mightypattern Shares:	Cheung Kong

Assets acquired:

- 200 ordinary shares of par value of HK$1 each in Mightypattern, representing 25% of its entire issued share capital
- 525 ordinary shares and 525 non-voting deferred shares of par value of HK$100 each in Waldorf, representing 25% of its entire issued share capital
- all loans, debts and other amounts (if any) due by Mightypattern or Waldorf and their subsidiaries (if any) to SHK Properties or Expedito based on the Completion Accounts at Completion.

Consideration:

The consideration for the Acquisition is about HK$350,000,000, which is based on 25% of the value of the Properties at HK$1,400,000,000 as agreed by the Vendors and the Purchasers and will be adjusted with reference to the net asset value of Mightypattern and Waldorf (excluding Receivables) based on their respective Completion Accounts. Any Receivables recovered after Completion will, after deduction of all related collection and recovery expenses, be shared between the shareholders of Mightypattern and Waldorf pro rata to their respective shareholding prior to the Acquisition.

Payment terms:

The Purchasers paid an amount of HK$35,000,000 upon the signing of the Agreement as deposit on account of the consideration payable for the Acquisition. The balance amount of the consideration for the Acquisition will be tentatively calculated from the Management Accounts and paid on the Completion Date.

Within 3 months after Completion, the Auditors will prepare, finalize and deliver the Completion Accounts.

The Completion Accounts for ascertaining any necessary adjustment to the consideration for the Acquisition will be audited by the Auditors and will be completed within 3 months from the Completion Date. If the consideration calculated by reference to the Completion Accounts is different from the amount of the consideration paid at Completion, a refund or an additional payment (as the case may be) equal to the difference will be made by the Vendors or the Purchasers (as the case may be) within 3 business days after the finalisation and delivery of the Completion Accounts by the Auditors.

The deposit paid was and the balance of the consideration for the Acquisition will be funded from Cheung Kong's internal resources.

INFORMATION ON MIGHTYPATTERN AND THE SHATIN PROPERTIES

Cheung Kong currently holds 25% of the entire issued share capital of Mightypattern. After the Acquisition is completed, the Group will hold an aggregate of 50% thereof. Mightypattern will remain as an associated company of Cheung Kong after the Acquisition.

Mightypattern through a wholly-owned subsidiary owns the entire interest in the Shatin Properties which comprise various commercial units in City One Shatin of a total GFA of about 414,469 sq.ft. and a total of about 986 car parking spaces. The Shatin Properties are for lease. The net asset value of Mightypattern based on its audited consolidated balance sheet as at 30th June, 2001 and its unaudited consolidated balance sheet as at 31st March, 2002 are approximately HK$1,969,900,000 and approximately HK$2,062,500,000 respectively.

INFORMATION ON WALDORF AND THE WALDORF PROPERTIES

Germinish currently holds 25% of the entire issued share capital of Waldorf. After the Acquisition is completed, the Group will hold an aggregate of 50% thereof. Waldorf will remain as an associated company of Cheung Kong after the Acquisition.

Waldorf owns the entire interest in the Waldorf Properties which comprise all the shop units on Level 3 of Waldorf Garden of a total GFA of about 80,842 sq.ft. and a total of about 73 car parking spaces. The Waldorf Properties are for lease. The net asset value of Waldorf based on its audited balance sheet as at 31st December, 2001 and its unaudited balance sheet as at 31st March, 2002 are approximately HK$331,700,000 and approximately HK$337,000,000 respectively.

REASONS FOR THE ACQUISITION

Cheung Kong considers that apart from its property development activities in Hong Kong, it is also important for the Group to maintain an investment property portfolio for providing steady income and cashflow to the Group. The Acquisition provides such an opportunity for the Group and is consistent with the Group's investment strategy. The Group will continue such strategy until suitable opportunities arise.

CONNECTED TRANSACTION

Germinish currently holds 25% of the entire issued share capital of Waldorf. After the Acquisition is completed, the Group will hold an aggregate of 50% thereof. Waldorf will remain as an associated company of Cheung Kong after the Acquisition.

Waldorf owns the entire interest in the Waldorf Properties which comprise all the shop units on Level 3 of Waldorf Garden of a total GFA of about 80,842 sq.ft. and a total of about 73 car parking spaces. The Waldorf Properties are for lease. The net asset value of Waldorf based on its audited balance sheet as at 31st December, 2001 and its unaudited balance sheet as at 31st March, 2002 are approximately HK$331,700,000 and approximately HK$337,000,000 respectively.

REASONS FOR THE ACQUISITION

Cheung Kong considers that apart from its property development activities in Hong Kong, it is also important for the Group to maintain an investment property portfolio for providing steady income and cashflow to the Group. The Acquisition provides such an opportunity for the Group and is consistent with the Group's investment strategy. The Group will continue such strategy until suitable opportunities arise.

CONNECTED TRANSACTION

As SHK Properties, through its wholly-owned subsidiary, owns 40% of the entire issued share capital of a 60% owned indirect subsidiary of Cheung Kong, the Acquisition constitutes a connected transaction for Cheung Kong under the Listing Rules. The Acquisition, given its size and value, falls within the de minimis level as stipulated under rule 14.25(1) of the Listing Rules. Details of the Acquisition will be disclosed in the next published annual report and accounts of Cheung Kong.

GENERAL

The Directors (including Independent Non-executive Directors other than Messrs Chow Kun Chee, Roland and Yeh Yuan Chang, Anthony who are currently out of Hong Kong and cannot be contacted) of Cheung Kong are of the opinion that the Acquisition, the consideration and the terms and conditions thereof are on normal commercial terms and are fair and reasonable, and that it is in the commercial interest of the Group to enter into the Acquisition. The Agreement has been reached after due negotiations between Cheung Kong and Germinish and SHK Properties and Expedito on an arm's length basis.

DEFINITIONS USED IN THIS ANNOUNCEMENT

"Acquisition"	the acquisition by the Purchasers from the Vendors of the Sale Shares and Loan pursuant to the Sale and Purchase Agreement
"Auditors"	W.M. Sum & Co., auditors of Mightypattern and Waldorf
"Cheung Kong" or "Purchaser"	Cheung Kong (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Companies"	Mightypattern and Waldorf
"Completion"	completion of the sale and purchase of the Sale Shares and Loan under the Sale and Purchase Agreement
"Completion Accounts"	audited financial statements of Mightypattern and Waldorf respectively as at the Completion Date (on a consolidated basis, where applicable)
"Completion Date"	24th July, 2002 or such earlier date as the Purchasers may notify the Vendors by not less than 7 days prior written notice or such later date as the parties to the Sale and Purchase Agreement may agree in writing
"Expedito" or "Vendor"	Expedito Company Limited, a company incorporated in Hong Kong with limited liability, which is a wholly-owned subsidiary of SHK Properties
"Germinish" or "Purchaser"	Germinish Company Limited, a company incorporated in Hong Kong with limited liability, which is a wholly-owned subsidiary of Cheung Kong
"GFA"	gross floor area
"Group"	Cheung Kong and its group of subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan"	all loans, debts and other amounts (if any) due by Mightypattern or Waldorf and their subsidiaries (if any) to SHK Properties or Expedito at Completion based on the Completion Accounts
"Management Accounts"	unaudited financial statements of Mightypattern and Waldorf respectively as at 30th June, 2002 (on a consolidated basis, where applicable)
"Mightypattern"	Mightypattern Limited, a company incorporated in Hong Kong with limited liability whose entire issued share capital is currently owned as to 25% by, and after Completion, an aggregate of 50%, by Cheung Kong. The remaining issued share capital in Mightypattern (other than the said 50%) is owned by independent third parties which are not connected with Cheung Kong, directors, chief executive, substantial shareholders of Cheung Kong or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)
"Mightypattern Shares"	200 ordinary shares of par value of HK$1 each in the capital of Mightypattern sold by SHK Properties to Cheung Kong under the Sale and Purchase Agreement
"Properties"	the Shatin Properties and the Waldorf Properties
"Purchasers"	Cheung Kong and Germinish collectively
"Receivables"	the outstanding amount of any rent, licence fees, management fees, promotion levies, rates and interests and any other amount receivable by the Companies and their subsidiaries (if any) in respect of the Properties and any other receivables due from other debtors as at Completion
"Sale and Purchase Agreement"	the sale and purchase agreement dated 29th June, 2002 entered into between, among others, the Vendors and the Purchasers in relation to the Acquisition
"Sale Shares"	the Mightypattern Shares and the Waldorf Shares
"Shatin Properties"	the commercial units and the car parking spaces on All Those pieces or parcels of ground registered in the Land Registry as Sha Tin Town Lot No.1 now known as City One Shatin as referred to herein under the paragraph headed "INFORMATION ON MIGHTYPATTERN AND THE SHATIN PROPERTIES"
"SHK Properties" or "Vendor"	Sun Hung Kai Properties Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendors"	SHK Properties and Expedito collectively
"Waldorf"	Waldorf Realty Limited, a company incorporated in Hong Kong with limited liability whose entire issued share capital is currently owned as to 25% by, and after Completion, an aggregate of 50%, by Germinish. The remaining issued share capital in Waldorf (other than the said 50%) is owned by independent third parties which are not connected with Cheung Kong, directors, chief executive, substantial shareholders of Cheung Kong or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)
"Waldorf Properties"	the shop units and related car parking spaces on All Those pieces or parcels of ground registered in the Land Registry as Tuen Mun Town Lot No.194 as referred to herein under the paragraph headed "INFORMATION ON WALDORF AND THE WALDORF PROPERTIES"
"Waldorf Shares"	525 ordinary shares, and 525 non-voting deferred shares, of par value of HK$100 each in the capital of Waldorf sold by Expedito to Germinish under the Sale and Purchase Agreement

By order of the Board
CHEUNG KONG (HOLDINGS) LIMITED
Eirene Yeung
Company Secretary

Hong Kong, 3rd July, 2002



suraegy," KBC Securities said.

NEWS BITES

Claims hit Munich Re

Frankfurt: The world's largest reinsurer, Munich Re, yesterday said it would pump US$2 billion into the reserves of its ailing United States business, American Re, to cover higher claims. Munich Re also set aside a further US$500 million to cover payouts from the attacks on the US on September 11 last year, bringing its claims forecast to 2.7 billion euros (about HK$20.82 billion). *Reuters*

US inventories rise

Washington: Stocks on United States wholesalers' shelves rose in May for the first time in a year as sales posted their first drop since December, the Commerce Department said in a report, which suggests that the long run of inventory depletion may be bottoming out. Boosted by rising stocks of cars and computers and non-durable goods, wholesale inventories rose 0.1 per cent to US$281.4 billion after a revised 0.9 per cent drop in April. Wholesale sales fell 0.2 per cent, the first decline since a 1 per cent drop in December. *Reuters*

Manulife back in business

Jakarta: Fresh from its Supreme Court victory against a bid to wind it up, Manulife Indonesia yesterday said it would focus on recruiting and expanding. *Reuters*

34

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEUNG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)



CK Life Sciences Int'l., (Holdings) Inc.
長江生命科技集團有限公司*
(incorporated in the Cayman Islands with limited liability)

PROPOSED ADOPTION OF A SHARE OPTION SCHEME OF CK LIFE SCIENCES INT'L., (HOLDINGS) INC.

RESULT OF EXTRAORDINARY GENERAL MEETING

At the EGM of Cheung Kong held on 10 July 2002, the ordinary resolution put to the shareholders of Cheung Kong in respect of the approval of the Share Option Scheme was duly passed.

Reference is made to the announcement of Cheung Kong (Holdings) Limited ("Cheung Kong") dated 20 June 2002 and the circular of Cheung Kong to its shareholders dated 24 June 2002 in respect of the proposal for approval of a share option scheme (the "Share Option Scheme") of CK Life Sciences Int'l., (Holdings) Inc. ("CKLS").

The respective boards of Cheung Kong and CKLS are pleased to announce that at the extraordinary general meeting of Cheung Kong held on 10 July 2002 (the "EGM"), the ordinary resolution relating to the approval of the Share Option Scheme was duly passed by the shareholders of Cheung Kong.

By Order of the Board
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

By Order of the Board
CK Life Sciences Int'l., (Holdings) Inc.
Eirene Yeung
Company Secretary

Hong Kong, 10 July 2002

This announcement for which the directors of CKLS collectively and individually accept full responsibility includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to CKLS. The directors of CKLS, having made all reasonable enquiries, confirm that to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will appear on the "New Listing Announcements" page of the GEM website at www.hkgem.com.

* *For identification purpose only*



CHEUNG KONG (HOLDINGS) LIMITED

INTERIM REPORT FOR 2002

HIGHLIGHTS

	Six months ended 30th June 2002	2001 (Restated)
	HK$ Million	HK$ Million
Profit attributable to shareholders	3,916	4,205
Earnings per share	HK$1.69	HK$1.82
Dividends per share	HK$0.38	HK$0.38

- Maintain our established position in the property sector with strengthened property portfolios for sale and investment
- Successful listing of CK Life Sciences provides a solid base for its continuing growth
- Hutchison Whampoa extends further its global network with core businesses continuing to expand worldwide
- Seize every opportunity for new ventures in pursuit of diversification and globalisation

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated net profit after tax for the first half of 2002 amounted to HK$3,916 million. Earnings per share were HK$1.69.

INTERIM DIVIDEND

The Directors have declared an interim dividend for 2002 of HK$0.38 per share (HK$0.38 per share in 2001) to shareholders whose names appear on the Register of Members of the Company on 17th October, 2002. The dividend will be paid on 18th October, 2002.

PROSPECTS

The global economy continued to be volatile during the first half of 2002, when investor confidence was weakened following a host of corporate accounting issues in the United States. In Hong Kong, problems of deflation and unemployment have continued, and the economic adjustment was aggravated by the impacts of external economic volatility and intensified global competition. Despite these difficulties, solid progress was reported for the Group's businesses in Hong Kong, the Mainland and overseas:

1. Property Businesses

All the Group's existing projects would be profitable at the current market value for local properties. Demand for properties remains solid in Hong Kong as reflected by the increased property transactions witnessed in the first six months of this year. The overall property market should improve further when the underlying liquidity and purchasing power is released as the result of a revival of confidence.

The Group is steadfast in maintaining its established and competitive position in the property sector. Contemporary and customised property projects boasting innovative designs, hi-tech facilities and value-added services are being developed to improve the quality of life for flat buyers.

The Group expanded its substantial landbank further during the period, either by way of land acquisition, premium negotiation or other land addition means. Its existing landbank, in terms of the total developable gross floor area, is sufficient for the development of a variety of quality projects over the next four or five years.

The Group will continue to strengthen its quality portfolio of investment properties both in Hong Kong and the Mainland. In addition to many top-grade commercial buildings, shopping arcades and hotels, part of the Group's quality residential projects will also be added to its rental portfolio. The visible expansion of its rental floor area will help provide a stronger recurrent earnings base for the Group, and rental income for the next few years is expected to increase significantly.

The Group's forays into the property markets of the United Kingdom, Singapore and the Mainland have been progressing well. Its ventures in the Mainland also illustrate the Group's success. With various quality projects scheduled to come on stream, the Group's property investments in the Mainland market are set to enter a harvesting stage after years of well-planned development.

2. Biotech and New Tech Ventures

CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") is currently in a stronger financial position following its successful listing on the Growth Enterprise Market of the Hong Kong Stock Exchange in July. More professional talent will be recruited both locally and overseas to establish a stronger base for its continuing growth.

Sales of CK Life Sciences' first product – environmentally friendly eco-fertiliser – have commenced in a number of countries around the globe. Turnover of CK Life Sciences is expected to increase markedly given that patent approvals for and marketing of the many other products are presently in the pipeline, and its production and distribution network overseas will be expanded further. The prospects for CK Life Sciences look promising. Biotechnology companies generally take more than a few years to become profitable. In CK Life Sciences' case, with its skilled scientific talent, extensive and valuable intellectual property and market-oriented business approach, it is envisaged that CK Life Sciences will achieve profitability faster than the industry norm and beyond expected levels. The Group has full confidence in the development of CK Life Sciences.

Other new tech businesses of the Group with long-term profitability and value creating potential also reported significant and substantive progress during the period. Some of them are anticipated to mature in the near future. The Group will continue its pursuit of suitable new tech investments in the new economy era in order to create better returns for its shareholders.

3. Hutchison Whampoa Group

Satisfactory growth was recorded for all of the core businesses of the Hutchison Whampoa Group during the period, particularly as the result of the expansion of its overseas businesses, with the exception of Husky Oil and listed investments. The Hutchison Whampoa Group is expanding its businesses and markets according to schedule, and the good progress made and the encouraging results experienced in these operations will provide further impetus to its continuing development and revenue growth. The 3G mobile services being actively developed by the Hutchison Whampoa Group are

3. New Acquisitions and Joint Developments and other Major Events:

(1) In May 2002, a modification letter was executed by an associated company in which the Group has a 30% interest with the Government in relation to the lease modification of Tsing Yi Town Lot No. 140, Tsing Yi for construction of serviced apartments and a hotel. The site area is approximately 24,900 sq. m. and the total developable gross floor area is about 155,200 sq. m.

(2) In May 2002, an associated company in which the Group has a 50% interest was awarded the tender for the hotel, shopping arcade and office towers of The Metropolis at Hung Hom. The hotel has commenced operations in June 2002.

(3) In June 2002, the Group executed the land grant with the Government in respect of Kwai Chung Town Lot No. 467, 29-51 Wo Yi Hop Road, Kwai Chung. The site has an area of approximately 7,800 sq. m. and is planned for a composite development of serviced apartments and hotel which comprises a total developable gross floor area of about 74,300 sq. m.

(4) In June 2002, the Group entered into a sale and purchase agreement for the acquisition of a 25% interest in each of two property holding companies which holds certain commercial units and car parking spaces at City One Shatin, Sha Tin and Waldorf Garden, Tuen Mun respectively. Such commercial units and car parking spaces are currently for lease.

(5) In July 2002, a 98.47% owned subsidiary of the Group executed the land grant with the Government in respect of Tin Shui Wai Town Lot No. 24, Tin Shui Wai, Yuen Long. With an area of approximately 32,800 sq. m., the site is designated for a residential development with a total developable gross floor area of about 168,200 sq. m.

(6) In July 2002, the spin-off and separate listing of the shares of the Group's subsidiary CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") was successfully completed. The shares of CK Life Sciences were listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited on 16th July, 2002 and CK Life Sciences has become the largest listed company on the GEM Board in terms of market capitalisation.

(7) During the period under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(8) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

PROPERTY SALES

Turnover for property sales during the first half year, including share of property sales of jointly controlled entities, was HK$2,464 million (2001 - HK$2,047 million), an increase of HK$417 million when compared to the same period last year. Contribution from property sales, including share of results of jointly controlled entities, was HK$385 million (2001 - HK$314 million), an increase of HK$71 million when compared to the same period last year.

Turnover and contribution for the period mainly came from the sale of residential units at Laguna Grande and Ocean Vista of Laguna Verde, Harbourfront Landmark and Nob Hill in Hong Kong. Nob Hill was completed during the period and over 80% of the residential units were sold before the period end date.

Contribution from property sales for the second half year will mainly come from the sale of residential units at The Victoria Towers upon its completion and over two-thirds of the residential units of the project have been presold up to the period end date.

During the period, residential units of Banyan Garden Phase 1, Princeton Tower and Sky Tower in Hong Kong were also offered for presale and responses have been satisfactory. These projects will be completed in 2003 and 2004.

PROPERTY RENTAL

Turnover for property rental during the first half year was HK$393 million (2001 - HK$358 million), an increase of HK$35 million when compared to the same period last year mainly as a result of accounting for the turnover of Kingswood Ginza, previously owned by a jointly controlled entity which became a subsidiary during the period.

Contribution from property rental, including share of results of jointly controlled entities and unlisted associates, was HK$366 million (2001 - HK$316 million), an increase of HK$50 million when compared to the same period last year. During the period, three major investment properties of the Group, namely The Center, Kingswood Ginza and Ma On Shan Plaza, accounted for approximately 60% of the Group's turnover for property rental and the average occupancy rate for the three investment properties was over 80%.

The Group's investment property portfolio was further expanded in the first half year upon acquisition of the office towers and shopping arcade of The Metropolis at Hung Hom. The Group has a 50% interest in this investment property which will make a contribution in the second half year.

HOTELS AND SERVICED SUITES

Turnover for hotels and serviced suites during the first half year was HK$163 million (2001 - HK$131 million), an increase of HK$32 million when compared to the same period last year mainly as a result of accounting for the turnover of Harbour Plaza Resort City, previously owned by a jointly controlled entity which became a subsidiary during the period.

Consolidated Profit And Loss Account
For the six months ended 30th June, 2002

	(Unaudited) Six months ended 30th June 2002	2001 (Restated)
	HK$ Million	HK$ Million
Turnover	3,181	2,645
Group turnover	1,309	1,259
Investment and other income	773	612
Operating costs		
Property and related costs	(493)	(706)
Salaries and related expenses	(350)	(328)
Interest expenses	(318)	(342)
Other expenses	(147)	(167)
	(1,308)	(1,543)
Share of results of jointly controlled entities	214	335
Operating profit	988	663
Share of results of associates	3,464	4,110
Profit before taxation	4,452	4,773
Taxation	(547)	(563)
Profit after taxation	3,905	4,210
Minority interests	11	(5)
Profit attributable to shareholders	3,916	4,205
Dividends		
Interim dividend	880	880
Earnings per share	HK$1.69	HK$1.82
Dividends per share	HK$0.38	HK$0.38

Notes:

(1) Turnover of the Group by operating activities for the period are as follows:

	Six months ended 30th June 2002	*2001*
	HK$ Million	*HK$ Million*
Property sales	592	661
Property rental	393	358
Hotels and serviced suites	163	131
Property and project management	161	109
Group turnover	1,309	1,259
Share of property sales of jointly controlled entities	1,872	1,386
Turnover	3,181	2,645

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

The Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland and the United Kingdom which accounted for approximately 7% and 2% of the turnover respectively and their contributions were not material.

Profit contribution by operating activities for the period are as follows:

	Company and subsidiaries		*Jointly controlled entities and unlisted associates*		*Total*	
	Six months ended 30th June		*Six months ended 30th June*		*Six months ended 30th June*	
	2002	*2001*	*2002*	*2001*	*2002*	*2001*
	HK$ Million	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*
Property sales	171	48	214	266	385	314
Property rental	303	268	63	48	366	316
Hotels and serviced suites	20	24	(5)	(10)	15	14

growth. The 3G mobile services being actively developed by the Hutchison Whampoa Group are progressing as planned, and its value creating potential will be brought into full play progressively to generate better returns for the shareholders.

The Group's financial position continues to be strong. With its strong cash reserves and financial resources, the Group will continue its ongoing diversification and globalisation initiatives on the back of its market responsiveness combined with innovative but prudent business strategies. These enviable advantages will put the Group in a more favourable position to compete in the international market.

The Group always positions itself to seize suitable investments in Hong Kong. However, more investment opportunities outside of Hong Kong are anticipated in the near term. The Mainland will provide a more favourable environment for further investment and expansion as its legal and business frameworks get increasingly regulated and conform to the international standards following China's admission to the World Trade Organisation. The Group will continue its overseas expansion, particularly underpinned by the strategic investments in the Hutchison Whampoa Group.

Global economic volatility is expected to continue into the second half of 2002. Backed by its solid economic fundamentals, Hong Kong will be able to weather this difficult period if it can strengthen its unique advantages and capitalise on the tremendous business opportunities arising from China's admission to the World Trade Organisation. The prospects for Hong Kong's long-term development remain optimistic.

The Cheung Kong Group will continue to be based in Hong Kong while actively pursuing global expansion, and it will strive to extend its diversified portfolio of quality businesses both locally and globally. With its mission to maximise shareholder value, the Group will continue to seize new growth opportunities and attain new heights following its philosophy, "To advance while maintaining stability, and to maintain stability while advancing". I am fully confident in the prospects for the Group.

Our excellent management team and diligent employees worldwide are a significant intangible asset of the Group and a major force supporting its solid growth. I take this opportunity to extend my thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 22nd August, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

MAJOR BUSINESS ACTIVITIES

1. Developments completed in the First Half Year of 2002:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Horizon Suite Hotel	Sha Tin Town Lot No. 461	56,000	51%
Nob Hill	Kwai Chung Town Lot No. 474	52,040	50%
Oriental Plaza Phase III Office Building and Serviced Apartments	No. 1 East Chang An Ave. Dong Cheng District Beijing	83,000	33.3775%
Horizon Cove Phase 1	Zhuhai	17,300	50%
Laguna Verona Phases 1.3 and 1.4 - Stage 2	Dongguan	14,500	47%
Royal Garden Block 1, Phase 1A	San Fang Qi Xiang Fuzhou	26,600	89%
Seasons Villas Phase 5	Pudong Huamu, Shanghai	14,600	50%
Sheraton Shenyang Lido Hotel Phase 1	Shenyang	41,480	70%

2. Developments scheduled for completion during the Second Half Year of 2002:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
The Metropolis Suites Towers 1 and 2	Kowloon Inland Lot No. 11077	35,030	Joint Venture
The Victoria Towers	The Remaining Portion of Kowloon Inland Lot No. 11086	96,530	42.5%
Caribbean Coast, Blocks 1-5	Tung Chung Town Lot No. 5	121,400	Joint Venture
Queen's Terrace	Inland Lot No. 8897	60,970	Joint Venture
Horizon Cove Phase 2	Zhuhai	100,300	50%
Huasi Lu, Site 2 Phase 1A	Pudong Huasi Lu, Shanghai	14,100	31%
Laguna Verona Phases 1.3 and 1.4 - Stages 1, 3, 4 and 5	Dongguan	38,900	47%
Le Parc (Huangpu Yayuan) Phases 2 and 3	Futian, Shenzhen	207,100	50%
Pacific Plaza Phase 2	Qingdao	24,100	15%
Seasons Villas Phases 4A and 6B	Pudong Huamu, Shanghai	2,310	50%
Walton Plaza Phases 2 and 3	Xuhui, Shanghai	8,620	50%
Sheraton Shenyang Lido Hotel Phase 2	Shenyang	21,700	70%

[illegible] ...subsidiary during the period.

Contribution from hotels and serviced suites, including share of results of jointly controlled entities and unlisted associates, was HK$15 million (2001 - HK$14 million). During the period, the Sheraton Shenyang Lido Hotel in the Mainland was soft opened and the Horizon Suite Hotel in Hong Kong was completed. Both hotels are expected to make a contribution in the second half year.

The Group's hotel and serviced suite portfolio was further expanded in the first half year upon acquisition of the Harbour Plaza Metropolis at Hung Hom. The Group has a 50% interest in this hotel which has just commenced operations.

PROPERTY AND PROJECT MANAGEMENT

Turnover for property and project management during the first half year was HK$161 million (2001 - HK$109 million). Contribution from property and project management, including share of results of jointly controlled entities and unlisted associates, was HK$29 million (2001 - HK$18 million). Increase in turnover and contribution during the period mainly arose from project management services.

While contribution from property management is not significant, the Group is committed to providing top quality services to properties under our management. The total area under the Group's property management is expected to grow steadily amid gradual completion of the Group's property projects in the coming years.

MAJOR ASSOCIATED COMPANY

The associated Hutchison Whampoa Group recorded unaudited consolidated net profit after tax for the half year ended 30th June, 2002 of HK$5,951 million.

The Hutchison Whampoa Group remained the major profit contributor to the Group, with all of its core business continuing to perform well in a very competitive world economic environment.

FINANCIAL REVIEW

LIQUIDITY AND FINANCING

During the period, the Group issued notes in the amount of HK$550 million due 2005 and redeemed notes in the amount of HK$1,250 million due February this year. At 30th June, 2002, outstanding bonds and notes issued by the Group amounted to HK$8.2 billion.

Together with bank loans of HK$15.1 billion, the Group's total borrowings at 30th June, 2002 were HK$23.3 billion, a decrease of HK$1.1 billion from last year end date, and the maturity profile spread over a period of eight years with HK$3.3 billion repayable within one year, HK$18.4 billion within two to five years and HK$1.6 billion within six to eight years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$3 billion) over shareholders' funds, at 12.2% at the period end date.

With cash and marketable securities in hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

TREASURY POLICIES

The Group maintains a conservative approach on foreign exchange exposure management. The majority of the Group's borrowings, approximately 86% of the total at the period end date, was in HK$ with the balance mainly in US$. While the Group derives its revenue and maintains cash balances mainly in HK$, it holds sufficient liquid investments denominated in US$ to cover its exposure to fluctuations in foreign exchange rates.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis. When appropriate and at times of interest rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of interest rate exposure.

CHARGES ON ASSETS

At 30th June, 2002, certain assets of the Group with aggregate carrying value of HK$1,051 million, with no significant change from last year end date, were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

CONTINGENT LIABILITIES

At 30th June, 2002, the Group's contingent liabilities, with no significant change from last year end date, were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 47 years amounted to HK$4,582 million;

(b) guarantees provided for bank loans utilised by jointly controlled entities and affiliated companies amounted to HK$2,761 million and HK$50 million respectively;

(c) guarantee provided for the minimum revenue to be shared by the other party of a joint development project undertaken by a jointly controlled entity amounted to HK$100 million.

EMPLOYEES

The Group, including its subsidiaries but excluding associates, employed approximately 6,000 employees at the period end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$540 million for the period. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

AUDIT COMMITTEE

The Group's interim report for the six months ended 30th June, 2002 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee since its establishment and it meets at least twice each year.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement of the Group for the six months ended 30th June, 2002 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

Hotels and serviced suites	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Property and project management	*31*	*25*	*(2)*	*(7)*	*29*	*18*
	525	*365*	*270*	*297*	*795*	*662*
Investment and finance					*594*	*416*
Interest expenses					*(318)*	*(342)*
Others					*(71)*	*(51)*
Taxation (excluding share of taxation of Hutchison Whampoa Limited)					*(69)*	*(62)*
Minority interests					*11*	*(5)*
Share of net profit of Hutchison Whampoa Limited					*2,974*	*3,587*
Profit attributable to shareholders					*3,916*	*4,205*

(2) The share of results of associates in 2002 included the Group's share of profit of HK$564 million arising from disposal of equity interests in certain ports by Hutchison Whampoa Limited.

The share of results of associates in 2001 included the Group's share of profit of HK$14,991 million arising from the merger of VoiceStream Wireless Corporation and Deutsche Telekom AG recognised by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$14,042 million made by Hutchison Whampoa Limited.

(3) Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30th June 2002 HK$ Million	2001 HK$ Million
Interest expenses	*464*	*680*
Less: Interest capitalised	*(146)*	*(338)*
	318	*342*
Costs of properties sold	*392*	*572*
Depreciation	*48*	*30*
Net realised and unrealised holding gains on other investments	*(311)*	*(262)*

(4) Hong Kong profits tax has been provided for at the rate of 16% (2001 - 16%) on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

	Six months ended 30th June 2002 HK$ Million	2001 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	*21*	*27*
Overseas tax	*4*	*-*
Deferred tax	*4*	*(7)*
Jointly controlled entities		
Hong Kong profits tax	*26*	*11*
Overseas tax	*8*	*23*
Associates		
Hong Kong profits tax	*201*	*173*
Overseas tax	*283*	*336*
	547	*563*

(5) The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2001 - 2,316,164,338 shares) in issue during the period.

(6) The Group's results for the six months ended 30th June, 2001 have been restated to reflect the Group's share of a prior year adjustment of Hutchison Whampoa Limited as a result of its share of a prior year adjustment of its associate, Husky Energy Inc., which has adopted the recommendations of the Canadian Institute of Chartered Accountants on Foreign Currency Translation. As a result, the profit attributable to shareholders for the six months ended 30th June, 2001 was reduced by HK$7 million and retained profits at 1st January, 2001 and 2002 were reduced by HK$44 million and HK$98 million respectively.

(7) The interim financial statements are unaudited, but have been reviewed by the Audit Committee.


CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF PAYMENT OF INTERIM DIVIDEND, 2002

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated net profit after tax for the six months ended 30th June, 2002 amounted to HK$3,916 million which represents earnings of HK$1.69 per share. The Directors have declared an interim dividend for 2002 of HK$0.38 per share to shareholders whose names appear on the Register of Members of the Company on 17th October, 2002. The dividend will be paid on 18th October, 2002.

The Register of Members of the Company will be closed from Thursday, 10th October, 2002 to Thursday, 17th October, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 9th October, 2002.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 22nd August, 2002


36
Cheung Kong
長江實業(集團)
Innovative Value Creation
on Solid Foundations
INTERIM

Contents

Maintain our established position in the property sector with strengthened property portfolios for sale and investment.

Successful listing of CK Life Sciences provides a solid base for its continuing growth.

Hutchison Whampoa extends further its global network with core businesses continuing to expand worldwide.

Seize every opportunity for new ventures in pursuit of diversification and globalisation.

Notice of Payment of Interim Dividend, 2002

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated net profit after tax for the six months ended 30th June, 2002 amounted to HK$3,916 million which represents earnings of HK$1.69 per share. The Directors have declared an interim dividend for 2002 of HK$0.38 per share to shareholders whose names appear on the Register of Members of the Company on 17th October, 2002. The dividend will be paid on 18th October, 2002.

The Register of Members of the Company will be closed from Thursday, 10th October, 2002 to Thursday, 17th October, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 9th October, 2002.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 22nd August, 2002

PROFIT FOR THE FIRST HALF YEAR ●

The Group's unaudited consolidated net profit after tax for the first half of 2002 amounted to HK$3,916 million. Earnings per share were HK$1.69.

INTERIM DIVIDEND ●

The Directors have declared an interim dividend for 2002 of HK$0.38 per share (HK$0.38 per share in 2001) to shareholders whose names appear on the Register of Members of the Company on 17th October, 2002. The dividend will be paid on 18th October, 2002.

PROSPECTS ●

The global economy continued to be volatile during the first half of 2002, when investor confidence was weakened following a host of corporate accounting issues in the United States. In Hong Kong, problems of deflation and unemployment have continued, and the economic adjustment was aggravated by the impacts of external economic volatility and intensified global competition. Despite these difficulties, solid progress was reported for the Group's businesses in Hong Kong, the Mainland and overseas:

1. **Property Businesses**

   All the Group's existing projects would be profitable at the current market value for local properties. Demand for properties remains solid in Hong Kong as reflected by the increased property transactions witnessed in the first six months of this year. The overall property market should improve further when the underlying liquidity and purchasing power is released as the result of a revival of confidence.

The Group is steadfast in maintaining its established and competitive position in the property sector. Contemporary and customised property projects boasting innovative designs, hi-tech facilities and value-added services are being developed to improve the quality of life for flat buyers.

The Group expanded its substantial landbank further during the period, either by way of land acquisition, premium negotiation or other land addition means. Its existing landbank, in terms of the total developable gross floor area, is sufficient for the development of a variety of quality projects over the next four or five years.

The Group will continue to strengthen its quality portfolio of investment properties both in Hong Kong and the Mainland. In addition to many top-grade commercial buildings, shopping arcades and hotels, part of the Group's quality residential projects will also be added to its rental portfolio. The visible expansion of its rental floor area will help provide a stronger recurrent earnings base for the Group, and rental income for the next few years is expected to increase significantly.

The Group's forays into the property markets of the United Kingdom, Singapore and the Mainland have been progressing well. Its ventures in the Mainland also illustrate the Group's success. With various quality projects scheduled to come on stream, the Group's property investments in the Mainland market are set to enter a harvesting stage after years of well-planned development.

2. **Biotech and New Tech Ventures**

CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") is currently in a stronger financial position following its successful listing on the Growth Enterprise Market of the Hong Kong Stock Exchange in July. More professional talent will be recruited both locally and overseas to establish a stronger base for its continuing growth.

Sales of CK Life Sciences' first product – environmentally friendly eco-fertiliser – have commenced in a number of countries around the globe. Turnover of CK Life Sciences is expected to increase markedly given that patent approvals for and marketing of the many other products are presently in the pipeline, and its production and distribution network overseas will be expanded further. The prospects for CK Life Sciences look promising. Biotechnology companies generally take more than a few years to become profitable. In CK Life Sciences' case, with its skilled scientific talent, extensive and valuable intellectual property and market-oriented business approach, it is envisaged that CK Life Sciences will achieve profitability faster than the industry norm and beyond expected levels. The Group has full confidence in the development of CK Life Sciences.

Other new tech businesses of the Group with long-term profitability and value creating potential also reported significant and substantive progress during the period. Some of them are anticipated to mature in the near future. The Group will continue its pursuit of suitable new tech investments in the new economy era in order to create better returns for its shareholders.

3. Hutchison Whampoa Group

Satisfactory growth was recorded for all of the core businesses of the Hutchison Whampoa Group during the period, particularly as the result of the expansion of its overseas businesses, with the exception of Husky Oil and listed investments. The Hutchison Whampoa Group is expanding its businesses and markets according to schedule, and the good progress made and the encouraging results experienced in these operations will provide further impetus to its continuing development and revenue growth. The 3G mobile services being actively developed by the Hutchison Whampoa Group are progressing as planned, and its value creating potential will be brought into full play progressively to generate better returns for the shareholders.

The Group's financial position continues to be strong. With its strong cash reserves and financial resources, the Group will continue its ongoing diversification and globalisation initiatives on the back of its market responsiveness combined with innovative but prudent business strategies. These enviable advantages will put the Group in a more favourable position to compete in the international market.

The Group always positions itself to seize suitable investments in Hong Kong. However, more investment opportunities outside of Hong Kong are anticipated in the near term. The Mainland will provide a more favourable environment for further investment and expansion as its legal and business frameworks get increasingly regulated and conform to the international standards following China's admission to the World Trade Organisation. The Group will continue its overseas expansion, particularly underpinned by the strategic investments in the Hutchison Whampoa Group.

Global economic volatility is expected to continue into the second half of 2002. Backed by its solid economic fundamentals, Hong Kong will be able to weather this difficult period if it can strengthen its unique advantages and capitalise on the tremendous business opportunities arising from China's admission to the World Trade Organisation. The prospects for Hong Kong's long-term development remain optimistic.

The Cheung Kong Group will continue to be based in Hong Kong while actively pursuing global expansion, and it will strive to extend its diversified portfolio of quality businesses both locally and globally. With its mission to maximise shareholder value, the Group will continue to seize new growth opportunities and attain new heights following its philosophy, "To advance while maintaining stability, and to maintain stability while advancing". I am fully confident in the prospects for the Group.

Our excellent management team and diligent employees worldwide are a significant intangible asset of the Group and a major force supporting its solid growth. I take this opportunity to extend my thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 22nd August, 2002

BUSINESS REVIEW ●

Major Business Activities

1. Developments completed in the First Half Year of 2002:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Horizon Suite Hotel	Sha Tin Town Lot No. 461	56,000	51%
Nob Hill	Kwai Chung Town Lot No. 474	52,040	50%
Oriental Plaza Phase III Office Building and Serviced Apartments	No. 1 East Chang An Ave. Dong Cheng District Beijing	83,000	33.3775%
Horizon Cove Phase 1	Zhuhai	17,300	50%
Laguna Verona Phases 1.3 and 1.4 - Stage 2	Dongguan	14,500	47%
Royal Garden Block 1, Phase 1A	San Fang Qi Xiang Fuzhou	26,600	89%
Seasons Villas Phase 5	Pudong Huamu, Shanghai	14,600	50%
Sheraton Shenyang Lido Hotel Phase 1	Shenyang	41,480	70%

2. Developments scheduled for completion during the Second Half Year of 2002:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
The Metropolis Suites Towers 1 and 2	Kowloon Inland Lot No. 11077	35,030	Joint Venture
The Victoria Towers	The Remaining Portion of Kowloon Inland Lot No. 11086	96,530	42.5%
Caribbean Coast Blocks 1-5	Tung Chung Town Lot No. 5	121,400	Joint Venture
Queen's Terrace	Inland Lot No. 8897	60,970	Joint Venture
Horizon Cove Phase 2	Zhuhai	100,300	50%
Huasi Lu, Site 2 Phase 1A	Pudong Huasi Lu Shanghai	14,100	31%
Laguna Verona Phases 1.3 and 1.4 - Stages 1, 3, 4 and 5	Dongguan	38,900	47%
Le Parc (Huangpu Yayuan) Phases 2 and 3	Futian, Shenzhen	207,100	50%
Pacific Plaza Phase 2	Qingdao	24,100	15%
Seasons Villas Phases 4A and 6B	Pudong Huamu Shanghai	2,310	50%



Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Walton Plaza Phases 2 and 3	Xuhui, Shanghai	8,620	50%
Sheraton Shenyang Lido Hotel Phase 2	Shenyang	21,700	70%

3. **New Acquisitions and Joint Developments and Other Major Events:**

(1) In May 2002, a modification letter was executed by an associated company in which the Group has a 30% interest with the Government in relation to the lease modification of Tsing Yi Town Lot No. 140, Tsing Yi for construction of serviced apartments and a hotel. The site area is approximately 24,900 sq. m. and the total developable gross floor area is about 155,200 sq. m.

(2) In May 2002, an associated company in which the Group has a 50% interest was awarded the tender for the hotel, shopping arcade and office towers of The Metropolis at Hung Hom. The hotel has commenced operations in June 2002.

(3) In June 2002, the Group executed the land grant with the Government in respect of Kwai Chung Town Lot No. 467, 29-51 Wo Yi Hop Road, Kwai Chung. The site has an area of approximately 7,800 sq. m. and is planned for a composite development of serviced apartments and hotel which comprises a total developable gross floor area of about 74,300 sq. m.



(4) In June 2002, the Group entered into a sale and purchase agreement for the acquisition of a 25% interest in each of two property holding companies which holds certain commercial units and car parking spaces at City One Shatin, Sha Tin and Waldorf Garden, Tuen Mun respectively. Such commercial units and car parking spaces are currently for lease.

(5) In July 2002, a 98.47% owned subsidiary of the Group executed the land grant with the Government in respect of Tin Shui Wai Town Lot No. 24, Tin Shui Wai, Yuen Long. With an area of approximately 32,800 sq. m., the site is designated for a residential development with a total developable gross floor area of about 168,200 sq. m.

(6) In July 2002, the spin-off and separate listing of the shares of the Group's subsidiary CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") was successfully completed. The shares of CK Life Sciences were listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited on 16th July, 2002 and CK Life Sciences has become the largest listed company on the GEM Board in terms of market capitalisation.

(7) During the period under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(8) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

Property Sales

Turnover for property sales during the first half year, including share of property sales of jointly controlled entities, was HK$2,464 million (2001 – HK$2,047 million), an increase of HK$417 million when compared to the same period last year. Contribution from property sales, including share of results of jointly controlled entities, was HK$385 million (2001 – HK$314 million), an increase of HK$71 million when compared to the same period last year.

Turnover and contribution for the period mainly came from the sale of residential units at Laguna Grande and Ocean Vista of Laguna Verde, Harbourfront Landmark and Nob Hill in Hong Kong. Nob Hill was completed during the period and over 80% of the residential units were sold before the period end date.

Contribution from property sales for the second half year will mainly come from the sale of residential units at The Victoria Towers upon its completion and over two-thirds of the residential units of the project have been presold up to the period end date.

During the period, residential units of Banyan Garden Phase 1, Princeton Tower and Sky Tower in Hong Kong were also offered for presale and responses have been satisfactory. These projects will be completed in 2003 and 2004.

Property Rental

Turnover for property rental during the first half year was HK$393 million (2001 – HK$358 million), an increase of HK$35 million when compared to the same period last year mainly as a result of accounting for the turnover of Kingswood Ginza, previously owned by a jointly controlled entity which became a subsidiary during the period.

Contribution from property rental, including share of results of jointly controlled entities and unlisted associates, was HK$366 million (2001 – HK$316 million), an increase of HK$50 million when compared to the same period last year. During the period, three major investment properties of the Group, namely The Center, Kingswood Ginza and Ma On Shan Plaza, accounted for approximately 60% of the Group's turnover for property rental and the average occupancy rate for the three investment properties was over 80%.

The Group's investment property portfolio was further expanded in the first half year upon acquisition of the office towers and shopping arcade of The Metropolis at Hung Hom. The Group has a 50% interest in this investment property which will make a contribution in the second half year.

Hotels and Serviced Suites

Turnover for hotels and serviced suites during the first half year was HK$163 million (2001 – HK$131 million), an increase of HK$32 million when compared to the same period last year mainly as a result of accounting for the turnover of Harbour Plaza Resort City, previously owned by a jointly controlled entity which became a subsidiary during the period.

Contribution from hotels and serviced suites, including share of results of jointly controlled entities and unlisted associates, was HK$15 million (2001 – HK$14 million). During the period, the Sheraton Shenyang Lido Hotel in the Mainland was soft opened and the Horizon Suite Hotel in Hong Kong was completed. Both hotels are expected to make a contribution in the second half year.

The Group's hotel and serviced suite portfolio was further expanded in the first half year upon acquisition of the Harbour Plaza Metropolis at Hung Hom. The Group has a 50% interest in this hotel which has just commenced operations.

Property and Project Management

Turnover for property and project management during the first half year was HK$161 million (2001 – HK$109 million). Contribution from property and project management, including share of results of jointly controlled entities and unlisted associates, was HK$29 million (2001 – HK$18 million). Increase in turnover and contribution during the period mainly arose from project management services.

While contribution from property management is not significant, the Group is committed to providing top quality services to properties under our management. The total area under the Group's property management is expected to grow steadily amid gradual completion of the Group's property projects in the coming years.

Major Associated Company

The associated Hutchison Whampoa Group recorded unaudited consolidated net profit after tax for the half year ended 30th June, 2002 of HK$5,951 million.

The Hutchison Whampoa Group remained the major profit contributor to the Group, with all of its core business continuing to perform well in a very competitive world economic environment.

FINANCIAL REVIEW ●

Liquidity and Financing

During the period, the Group issued notes in the amount of HK$550 million due 2005 and redeemed notes in the amount of HK$1,250 million due February this year. At 30th June, 2002, outstanding bonds and notes issued by the Group amounted to HK$8.2 billion.

Together with bank loans of HK$15.1 billion, the Group's total borrowings at 30th June, 2002 were HK$23.3 billion, a decrease of HK$1.1 billion from last year end date, and the maturity profile spread over a period of eight years with HK$3.3 billion repayable within one year, HK$18.4 billion within two to five years and HK$1.6 billion within six to eight years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$3 billion) over shareholders' funds, at 12.2% at the period end date.

With cash and marketable securities in hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. The majority of the Group's borrowings, approximately 86% of the total at the period end date, was in HK$ with the balance mainly in US$. While the Group derives its revenue and maintains cash balances mainly in HK$, it holds sufficient liquid investments denominated in US$ to cover its exposure to fluctuations in foreign exchange rates.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis. When appropriate and at times of interest rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of interest rate exposure.

Charges on Assets

At 30th June, 2002, certain assets of the Group with aggregate carrying value of HK$1,051 million, with no significant change from last year end date, were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

Contingent Liabilities

At 30th June, 2002, the Group's contingent liabilities, with no significant change from last year end date, were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 47 years amounted to HK$4,582 million;

(b) guarantees provided for bank loans utilised by jointly controlled entities and affiliated companies amounted to HK$2,761 million and HK$50 million respectively;

(c) guarantee provided for the minimum revenue to be shared by the other party of a joint development project undertaken by a jointly controlled entity amounted to HK$100 million.

Employees

The Group, including its subsidiaries but excluding associates, employed approximately 6,000 employees at the period end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$540 million for the period. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

DIRECTORS' INTERESTS ●

As at 30th June, 2002, the interests of the Directors in the shares or debentures of the Company and its associated corporations as required to be recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

1. **Interests in the Company**

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	66,143,306 (Note 1)	771,705,406 (Note 2)	837,848,712
Li Tzar Kuoi, Victor	220,000	–	579,000 (Note 4)	771,705,406 (Note 2)	772,504,406
George Colin Magnus	56,000	10,000	–	184,000 (Note 5)	250,000
Kam Hing Lam	10,000	–	–	–	10,000
Leung Siu Hon	635,500	64,500	–	–	700,000
Chow Kun Chee, Roland	65,600	–	–	–	65,600
Hung Siu-lin, Katherine	20,000	–	–	–	20,000
Yeh Yuan Chang, Anthony	–	384,000	–	–	384,000



2. Interests in Associated Corporations

Hutchison Whampoa Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	2,140,672,773 (Note 3)	2,140,672,773
Li Tzar Kuoi, Victor	–	–	1,086,770 (Note 4)	2,140,672,773 (Note 3)	2,141,759,543
George Colin Magnus	950,100	9,900	–	–	960,000
Kam Hing Lam	60,000	–	–	–	60,000
Leung Siu Hon	11,000	28,600	–	–	39,600
Fok Kin-ning, Canning	–	–	1,260,875 (Note 7)	–	1,260,875
Frank John Sixt	50,000	–	–	–	50,000
Chow Kun Chee, Roland	49,931	–	–	–	49,931
Hung Siu-lin, Katherine	34,000	–	–	–	34,000
Yeh Yuan Chang, Anthony	–	100,000	–	–	100,000
Chow Nin Mow, Albert	97	–	–	–	97
Simon Murray	25,000	–	–	17,000 (Note 8)	42,000

Cheung Kong Infrastructure Holdings Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,912,109,945 (Note 6)	1,912,109,945
Li Tzar Kuoi, Victor	–	–	–	1,912,109,945 (Note 6)	1,912,109,945
Kam Hing Lam	100,000	–	–	–	100,000

Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, by virtue of their interests in the share capital of the Company as described in Note (2) and as Directors of the Company are deemed to be interested in the securities of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SDI Ordinance.

Also by virtue of their interests as discretionary beneficiaries of certain discretionary trusts as described in Note (2) and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the shares of the following subsidiaries and associated company of the Company held by Li Ka-Shing Unity Trustee Company Limited (and companies it controls) as trustee of The Li Ka-Shing Unity Trust:

Subsidiary	Number of Ordinary Shares
Beautiland Company Limited	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
Tsing-Yi Realty, Limited	945,000

Associated Company	Number of Ordinary Shares
Believewell Limited	1,000

As at 30th June, 2002, Mr. Li Ka-shing is also deemed to be interested in 25,804 shares of CK Life Sciences Int'l., (Holdings) Inc. and 4 shares of Tosbo Limited, both subsidiaries of the Company, by virtue of his interest through his private companies.



Notes:

(1) Such shares are held by certain companies in which Mr. Li Ka-shing is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings.

(2) The two references to 771,705,406 shares relate to the same block of shares in the Company. Such shares are held by Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and by companies controlled by TUT as trustee of the LKS Unity Trust. All issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

More than one-third of the issued share capital of TUT and of the trustees of the aforementioned discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited. Mr. Li Ka-shing owns more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited and accordingly is taken to be interested in the 771,705,406 shares in the Company under the SDI Ordinance.

(3) The two references to 2,140,672,773 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

(a) 2,130,202,773 shares held by certain subsidiaries of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note (2) as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard; and

(b) 10,470,000 shares held by a unit trust and company controlled by such unit trust. All issued and outstanding units of such unit trust are held by discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

More than one-third of the issued share capital of the trustees of the aforementioned unit trust and discretionary trusts are owned by Li Ka-Shing Castle Holdings Limited in which Mr. Li Ka-shing owns more than one-third of its issued share capital and accordingly, Mr. Li Ka-shing is taken to be interested in the 10,470,000 shares in HWL under the SDI Ordinance.

(4) Such shares are held by certain companies in which Mr. Li Tzar Kuoi, Victor is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings.

(5) Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

(6) The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

(a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor by virtue of their deemed interest in the shares of the Company as discretionary beneficiaries of certain discretionary trusts as described in Note (2) above, are deemed to be interested in such shares of CKI held by the subsidiary of HWL.

(b) 3,603,000 shares held by Pennywise Investments Limited ("Pennywise") and 1,825,000 shares held by Triumphant Investments Limited ("Triumphant"). Pennywise and Triumphant are companies controlled by TUT as trustee of the LKS Unity Trust. Mr. Li Tzar Kuoi, Victor is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his interests as discretionary beneficiary of certain discretionary trusts as described in Note (2) above and as a Director of CKI. Mr. Li Ka-shing is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his deemed interest in TUT and the trustees of those discretionary trusts as described in Note (2) above.

(7) These shares are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

(8) Such interests are held by an offshore family trust fund under which Mr. Simon Murray is a discretionary beneficiary.

As at 30th June, 2002, Mr. Li Tzar Kuoi, Victor had a corporate interest in a notional amount of US$5,000,000 in the 7% Notes due 2011 issued by Hutchison Whampoa International (01/11) Limited. Such Notes are held through a company in which he is entitled to control one-third or more of the voting rights at its general meetings.

As at 30th June, 2002, Mr. Fok Kin-ning, Canning had a personal interest in 100,000 ordinary shares in Hutchison Telecommunications (Australia) Limited, and corporate interests in (a) 5,000,000 ordinary shares in Hutchison Harbour Ring Limited, (b) 1,000,000 ordinary shares in Hutchison Telecommunications (Australia) Limited and (c) a notional amount of US$32,500,000 in the 7% Notes due 2011 issued by Hutchison Whampoa International (01/11) Limited. Such corporate interests are held through a company which is equally owned by him and his wife.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Apart from the above, as at 30th June, 2002 there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS ●

As at 30th June, 2002, the register required to be kept under Section 16(1) of the SDI Ordinance showed that, in addition to the interests disclosed above in respect of the Directors, the Company has been notified by Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust that each of them is taken to have an interest under the SDI Ordinance in the same 771,705,406 shares of the Company as described in Note (2) above.

AUDIT COMMITTEE

The Group's interim report for the six months ended 30th June, 2002 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee since its establishment and it meets at least twice each year.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June, 2002. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Consolidated Profit and Loss Account

For the six months ended 30th June, 2002

	Note	(Unaudited) Six months ended 30th June 2002 HK$ Million	2001 (Restated) HK$ Million
Turnover	(2)	3,181	2,645
Group turnover		1,309	1,259
Investment and other income		773	612
Operating costs			
Property and related costs		(493)	(706)
Salaries and related expenses		(350)	(328)
Interest expenses		(318)	(342)
Other expenses		(147)	(167)
		(1,308)	(1,543)
Share of results of jointly controlled entities		214	335
Operating profit		988	663
Share of results of associates	(3)	3,464	4,110
Profit before taxation	(4)	4,452	4,773
Taxation	(5)	(547)	(563)
Profit after taxation		3,905	4,210
Minority interests		11	(5)
Profit attributable to shareholders		3,916	4,205
Dividends			
Interim dividend of HK$0.38 (2001 - HK$0.38) per share		880	880
Earnings per share	(6)	HK$1.69	HK$1.82

Consolidated Balance Sheet

As at 30th June, 2002

	(Unaudited) 30/6/2002 HK$ Million	(Audited) 31/12/2001 (Restated) HK$ Million
Non-current assets		
Fixed assets	20,024	14,841
Associates	121,665	121,736
Jointly controlled entities	25,904	29,407
Investments in securities	4,467	4,364
Long term loans	453	465
	172,513	170,813
Current assets		
Investments in securities	1,043	790
Stock of properties	19,580	21,889
Debtors, deposits and prepayments	1,358	1,443
Bank balances and deposits	2,978	1,575
	24,959	25,697
Current liabilities		
Bank and other loans	3,318	5,653
Creditors and accruals	2,294	1,523
Provision for taxation	566	542
Net current assets	18,781	17,979
Total assets less current liabilities	191,294	188,792
Non-current liabilities		
Bank and other loans	19,938	18,728
Deferred taxation	7	3
	19,945	18,731
Minority interests	4,877	4,686
Total net assets	166,472	165,375
Representing:		
Share capital	1,158	1,158
Share premium	9,331	9,331
Reserves	2,070	2,063
Retained profits	153,033	149,997
Dividend		
Interim dividend for 2002	880	–
Final dividend for 2001	–	2,826
Total shareholders' funds	166,472	165,375

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June, 2002

	(Unaudited) Six months ended 30th June 2002 HK$ Million	2001 HK$ Million
Total shareholders' funds at 1st January, as previously reported	165,473	162,144
Prior year adjustment (note 1)	(98)	(44)
Total shareholders' funds at 1st January, as restated	165,375	162,100
Exchange gains on translation of financial statements of subsidiaries, jointly controlled entities and associates	7	30
Net profit for the period	3,916	4,205
Final dividend paid	(2,826)	(2,826)
Total shareholders' funds at 30th June	166,472	163,509

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June, 2002

	(Unaudited) Six months ended 30th June 2002 HK$ Million	2001 HK$ Million
Net cash from operating activities	3,308	1,219
Net cash used in investing activities	(492)	(2,574)
Net cash (used in)/from financing activities	(1,413)	611
Net increase/(decrease) in cash and cash equivalents	1,403	(744)
Cash and cash equivalents at 1st January	1,575	2,429
Cash and cash equivalents at 30th June	2,978	1,685

Notes to Interim Financial Statements

(1) Basis of preparation

The interim financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" in Hong Kong. Save for changes described below due to adoption of revised SSAPs which became effective during the period, the interim financial statements have been prepared based on the same principal accounting policies as those set out in the annual report 2001.

In accordance with SSAP 1 (revised) "Presentation of Financial Statements", the preparation of statement of recognised gains and losses is not required and the statement of changes in equity is prepared.

In accordance with SSAP 15 (revised) "Cash Flow Statements", the preparation of cash flow statement is modified as required.

Prior year adjustment represents the Group's share of a prior year adjustment of Hutchison Whampoa Limited as a result of its share of a prior year adjustment of its associate, Husky Energy Inc., which has adopted the recommendations of the Canadian Institute of Chartered Accountants on Foreign Currency Translation. As a result, the profit attributable to shareholders for the six months ended 30th June, 2001 was reduced by HK$7 million and retained profits at 1st January, 2001 and 2002 were reduced by HK$44 million and HK$98 million respectively.

Certain comparative figures have been restated to conform with the current period's presentation.

(2) **Turnover and contribution**

Turnover of the Group by operating activities for the period are as follows:

	Six months ended 30th June 2002 HK$ Million	2001 HK$ Million
Property sales	592	661
Property rental	393	358
Hotels and serviced suites	163	131
Property and project management	161	109
Group turnover	1,309	1,259
Share of property sales of jointly controlled entities	1,872	1,386
Turnover	3,181	2,645

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

The Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland and the United Kingdom which accounted for approximately 7% and 2% of the turnover respectively and their contributions were not material.

(2) Turnover and contribution *(continued)*

Profit contribution by operating activities for the period are as follows:

	Company and subsidiaries Six months ended 30th June		Jointly controlled entities and unlisted associates Six months ended 30th June		Total Six months ended 30th June	
	2002 HK$ Million	2001 HK$ Million	2002 HK$ Million	2001 HK$ Million	2002 HK$ Million	2001 HK$ Million
Property sales	171	48	214	266	385	314
Property rental	303	268	63	48	366	316
Hotels and serviced suites	20	24	(5)	(10)	15	14
Property and project management	31	25	(2)	(7)	29	18
	525	365	270	297	795	662
Investment and finance					594	416
Interest expenses					(318)	(342)
Others					(71)	(51)
Taxation (excluding share of taxation of Hutchison Whampoa Limited)					(69)	(62)
Minority interests					11	(5)
Share of net profit of Hutchison Whampoa Limited					2,974	3,587
Profit attributable to shareholders					3,916	4,205

(3) Share of results of associates

The share of results of associates in 2002 included the Group's share of profit of HK$564 million arising from disposal of equity interests in certain ports by Hutchison Whampoa Limited.

The share of results of associates in 2001 included the Group's share of profit of HK$14,991 million arising from the merger of VoiceStream Wireless Corporation and Deutsche Telekom AG recognised by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$14,042 million made by Hutchison Whampoa Limited.

(4) Profit before taxation

	Six months ended 30th June 2002 HK$ Million	2001 HK$ Million
Profit before taxation is arrived at after charging/(crediting):		
Interest expenses	464	680
Less: Interest capitalised	(146)	(338)
	318	342
Costs of properties sold	392	572
Depreciation	48	30
Net realised and unrealised holding gains on other investments	(311)	(262)

(5) Taxation

	Six months ended 30th June 2002 HK$ Million	2001 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	21	27
Overseas tax	4	–
Deferred tax	4	(7)
Jointly controlled entities		
Hong Kong profits tax	26	11
Overseas tax	8	23
Associates		
Hong Kong profits tax	201	173
Overseas tax	283	336
	547	563

Hong Kong profits tax has been provided for at the rate of 16% (2001 - 16%) on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

(6) Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2001 - 2,316,164,338 shares) in issue during the period.

(7) Ageing analyses of trade debtors and trade creditors

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing market conditions. Sale of properties are normally completed when the sale prices are fully paid and deferred payment terms are sometimes offered to purchasers at a premium. Rentals are payable in advance by tenants.

Ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

	30/6/2002 HK$ Million	31/12/2001 HK$ Million
Current to one month	298	715
Two to three months	7	11
Over three months	38	24
	343	750

Ageing analysis of the Group's trade creditors at the balance sheet date is as follows:

	30/6/2002 HK$ Million	31/12/2001 HK$ Million
Current to one month	613	119
Two to three months	8	12
Over three months	4	5
	625	136

(8) Related party transactions

During the period and in the ordinary course of business, the Group undertook various joint venture projects with related parties, including Mr. Li Ka-shing and Hutchison Whampoa Limited, on normal commercial terms. Advances were made to/received from and guarantees were provided for these joint venture projects on a pro rata basis. At the interim period end date, advances made to/received from associates amounted to HK$752 million and HK$20 million respectively, and advances made to/received from jointly controlled entities amounted to HK$23,491 million and HK$294 million respectively. Guarantees provided by the Group for bank loans utilised by jointly controlled entities amounted to HK$2,761 million.

Other than the aforementioned, there were no other significant related party transactions required for disclosure in the interim financial statements.

(9) Events after the balance sheet date

In July, 2002, CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences"), a subsidiary engaged in the research and development, commercialisation, marketing and sale of biotechnology products, was listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited through a placing and public offer of new shares. After the spin-off, the Group holds approximately 44% of the issued share capital of CK Life Sciences and CK Life Sciences becomes an associate of the Group.

(10) Review of interim financial statements

The interim financial statements are unaudited, but have been reviewed by the Audit Committee.

8. 有關連人士交易

期內，本集團與有關連人士，包括李嘉誠先生及和記黃埔有限公司，於日常業務範圍內按一般商業條款進行若干合作項目。向這些合作項目貸款，收取還款及為其作出擔保均按股權比例進行。於中期結算日，借出或收取聯營公司之款項分別為港幣752,000,000元及港幣20,000,000元，而借出或收取共同發展公司之款項分別為港幣23,491,000,000元及港幣294,000,000元。本集團為共同發展公司已動用之銀行借款港幣2,761,000,000元作出擔保。

除上述外，本集團並無其他重大有關連人士交易須於本中期財務報表內披露。

9. 結算日後事項

於二零零二年七月，長江生命科技集團有限公司(「長江生命科技」)，本集團從事生物科技產品之研究與開發、商品化、市務推廣及銷售之附屬公司，透過配售及公開發售新股，在香港聯合交易所有限公司創業板上市。分拆後，本集團持有長江生命科技約百份之四十四已發行股份，而長江生命科技亦成為本集團之聯營公司。

10. 中期財務報表審閱

本中期財務報表乃未經審核，但已由審核委員會作出審閱。

6. 每股溢利

每股溢利乃根據股東應佔溢利，以期內已發行股份2,316,164,338股(2001年 - 2,316,164,338股)計算。

7. 應收貿易賬款及應付貿易賬款之賬齡分析

本集團之應收貿易賬款主要包括物業銷售及租務之應收款項。個別物業項目之銷售條款有異，並根據當時市場情況而定。物業銷售通常於收取售價全數後完成，偶然也會提供遞延付款方法給買方，唯需支付溢價。租金需由租客預繳。

於資產負債表結算日，本集團應收貿易賬款之賬齡分析如下：

	二零零二年 六月三十日 港幣百萬元	二零零一年 十二月三十一日 港幣百萬元
一個月內	298	715
二至三個月	7	11
三個月以上	38	24
	343	750

於資產負債表結算日，本集團應付貿易賬款之賬齡分析如下：

	二零零二年 六月三十日 港幣百萬元	二零零一年 十二月三十一日 港幣百萬元
一個月內	613	119
二至三個月	8	12
三個月以上	4	5
	625	136

4. 除稅前溢利

	截至六月三十日止六個月 二零零二年 港幣百萬元	二零零一年 港幣百萬元
除稅前溢利已扣除/(計入)下列項目：		
利息支出	464	680
減：資本化之利息	(146)	(338)
	318	342
已售物業成本	392	572
折舊	48	30
持有其他投資之已變現及未變現獲利淨額	(311)	(262)

5. 稅項

	截至六月三十日止六個月 二零零二年 港幣百萬元	二零零一年 港幣百萬元
總公司及附屬公司		
香港利得稅	21	27
海外稅項	4	—
遞延稅項	4	(7)
共同發展公司		
香港利得稅	26	11
海外稅項	8	23
聯營公司		
香港利得稅	201	173
海外稅項	283	336
	547	563

香港利得稅準備乃根據期內估計應課稅溢利以稅率16%(2001年 - 16%)計算。

海外稅項準備乃根據各個別公司估計應課稅溢利以該地之適用稅率計算。

2. 營業額及業務收益（續）

期內各經營業務之收益貢獻如下：

	總公司及附屬公司 截至六月三十日止六個月		共同發展公司及非上市聯營公司 截至六月三十日止六個月		總額 截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元	二零零一年 港幣百萬元
物業銷售	171	48	214	266	385	314
物業租務	303	268	63	48	366	316
酒店及套房服務組合	20	24	(5)	(10)	15	14
物業及項目管理	31	25	(2)	(7)	29	18
	525	365	270	297	795	662
投資及財務					594	416
利息支出					(318)	(342)
其他					(71)	(51)
稅項（不包括攤佔和記黃埔有限公司之稅項）					(69)	(62)
少數股東權益					11	(5)
攤佔和記黃埔有限公司之淨溢利					2,974	3,587
股東應佔溢利					3,916	4,205

3. 攤佔聯營公司之損益

於二零零二年，攤佔聯營公司之損益包括集團所佔和記黃埔有限公司出售若干港口權益所得之盈利港幣564,000,000元。

於二零零一年，攤佔聯營公司之損益包括集團所佔和記黃埔有限公司就VoiceStream Wireless Corporation與Deutsche Telekom AG合併所確認之盈利港幣14,991,000,000元及集團所佔和記黃埔有限公司為海外投資作出之撥備港幣14,042,000,000元。

2. 營業額及業務收益

本集團期內各經營業務之營業額如下：

	截至六月三十日止六個月 二零零二年 港幣百萬元	 二零零一年 港幣百萬元
物業銷售	592	661
物業租務	393	358
酒店及套房服務組合	163	131
物業及項目管理	161	109
集團營業額	1,309	1,259
攤佔共同發展公司之物業銷售	1,872	1,386
營業額	3,181	2,645

營業額不包括共同發展公司(集團攤佔之物業銷售所得除外)及上市與非上市聯營公司之營業額。

本集團海外業務(包括共同發展公司之物業銷售)主要在內地及英國，分別佔營業額約7%及2%，其收益貢獻並不重大。

中期財務報表附註

1. 編製基準

本中期財務報表乃根據香港會計實務準則(「會計實務準則」)第二十五條「中期財務報告」編製。除因採納於期內生效之修訂會計實務準則所產生之下述變更外，本中期財務報表以於二零零一年度報告書內所列出之相同主要會計政策編製。

依照會計實務準則第一條修訂本「財務報表之呈報」，收益及虧損確認表之編製已不需要，而權益變動表則已編列。

依照會計實務準則第十五條修訂本「現金流量表」，現金流動狀況表之編製已因應需要予以修改。

前期調整為本集團所佔和記黃埔有限公司之一項前期調整。該項調整乃和記黃埔有限公司攤佔其聯營公司Husky Energy Inc.就採納加拿大特許會計師學會對外幣匯兑伸算建議而作出前期調整所致。因此，本集團截止二零零一年六月三十日止六個月之股東應佔溢利減少港幣7,000,000元，而於二零零一年一月一日及二零零二年一月一日之保留溢利則分別減少港幣44,000,000元及港幣98,000,000元。

若干比對數字經予重新編製以符合期內之賬項編排。

簡明綜合權益變動表

截至二零零二年六月三十日止六個月

	(未經審核) 截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元
以往呈報之1月1日股東權益總額	165,473	162,144
前期調整(附註1)	(98)	(44)
已重列之1月1日股東權益總額	165,375	162,100
附屬公司、共同發展公司及聯營公司財務報表伸算之匯兌收益	7	30
期內之溢利	3,916	4,205
已派發末期股息	(2,826)	(2,826)
6月30日股東權益總額	166,472	163,509

簡明綜合現金流動狀況表

截至二零零二年六月三十日止六個月

	(未經審核) 截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元
經營業務之現金流入淨額	3,308	1,219
作為投資之現金支出淨額	(492)	(2,574)
融資活動之現金(支出)/流入淨額	(1,413)	611
增加/(減少)現金及現金等值項目	1,403	(744)
1月1日現金及現金等值項目	1,575	2,429
6月30日現金及現金等值項目	2,978	1,685

綜合資產負債表

二零零二年六月三十日結算

	(未經審核) 二零零二年 六月三十日 港幣百萬元	(經審核) 二零零一年 十二月三十一日 (重列) 港幣百萬元
非流動資產		
固定資產	20,024	14,841
聯營公司	121,665	121,736
共同發展公司	25,904	29,407
證券投資	4,467	4,364
長期貸款	453	465
	172,513	170,813
流動資產		
證券投資	1,043	790
物業存貨	19,580	21,889
應收賬款、按金及預付款項	1,358	1,443
銀行存款及定期存款	2,978	1,575
	24,959	25,697
流動負債		
銀行及其他借款	3,318	5,653
應付賬款及費用	2,294	1,523
税項準備	566	542
流動資產淨值	18,781	17,979
資產總額減流動負債	191,294	188,792
非流動負債		
銀行及其他借款	19,938	18,728
遞延税項	7	3
	19,945	18,731
少數股東權益	4,877	4,686
資產淨值總額	166,472	165,375
上列項目代表：		
股本	1,158	1,158
股本溢價	9,331	9,331
儲備	2,070	2,063
保留溢利	153,033	149,997
股息		
二零零二年中期股息	880	—
二零零一年末期股息	—	2,826
股東權益總額	166,472	165,375

綜合損益計算表

截至二零零二年六月三十日止六個月

	附註	(未經審核) 截至六月三十日止六個月 二零零二年 港幣百萬元	二零零一年 (重列) 港幣百萬元
營業額	(2)	3,181	2,645
集團營業額		1,309	1,259
投資及其他收入		773	612
營運成本			
物業及有關成本		(493)	(706)
薪金及有關支出		(350)	(328)
利息支出		(318)	(342)
其他支出		(147)	(167)
		(1,308)	(1,543)
攤佔共同發展公司之損益		214	335
營業溢利		988	663
攤佔聯營公司之損益	(3)	3,464	4,110
除稅前溢利	(4)	4,452	4,773
稅項	(5)	(547)	(563)
除稅後溢利		3,905	4,210
少數股東權益		11	(5)
股東應佔溢利		3,916	4,205
股息			
中期股息每股港幣0.38元 (2001年－港幣0.38元)		880	880
每股溢利	(6)	**港幣1.69元**	港幣1.82元

其他資料



審核委員會

集團截至二零零二年六月三十日止六個月之中期報告，經已由審核委員會審閱。該審核委員會自成立以來均有定期會議，並須每年至少舉行兩次。

購入、出售或贖回股份

截至二零零二年六月三十日止六個月內，本公司並無贖回任何股份，而本公司或其任何附屬公司亦無購入或出售本公司任何股份。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理地指出本公司在本中期報告所包括會計期間的任何時間，未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

於二零零二年六月三十日，李澤鉅先生透過一間由其擁有三分之一以上發行股本之公司持有由Hutchison Whampoa International (01/11) Limited發行面值為五百萬美元將於二零一一年到期、息率為7釐的票據。

於二零零二年六月三十日，霍建寧先生持有100,000股Hutchison Telecommunications (Australia) Limited普通股。另外，霍建寧先生與其妻子持有同等權益之公司則持有(甲)5,000,000股和記港陸有限公司普通股、(乙)1,000,000股Hutchison Telecommunications (Australia) Limited普通股及(丙)由Hutchison Whampoa International (01/11) Limited發行面值為三千二百五十萬美元將於二零一一年到期、息率為7釐的票據。

若干董事代本公司及其他附屬公司在若干附屬公司受託持有董事資格股份。

除上述外，於二零零二年六月三十日，並無其他權益或優先權記載於按證券(公開權益)條例第二十九條規則而制定之登記冊內。

主要股東 ●

根據證券(公開權益)條例第十六條一項而制定之主要股東登記冊所示，於二零零二年六月三十日，除上述披露有關董事持有之權益外，本公司得知，Li Ka-Shing Unity Holdings Limited、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身分及Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身分，根據證券(公開權益)條例，均被視作持有上述附註(二)所指之771,705,406股本公司股份。



根據證券(公開權益)條例，李嘉誠先生被視為持有上述之10,470,000股和黃股份，因李嘉誠先生擁有 Li Ka-Shing Castle Holdings Limited 三分之一以上之發行股本，上述各單位信託及全權信託之信託人三分之一以上發行股本，由 Li Ka-Shing Castle Holdings Limited 擁有。

(四) 該等股份乃由若干由李澤鉅先生擁有三分之一以上發行股本之公司持有。

(五) 該股份權益由一信託控制之公司持有，該信託之可能受益人包括麥理思先生。

(六) 上述兩處所提及之 1,912,109,945 股長江基建集團有限公司(「長建」)股份，實指同一股份權益，其中包括：

(甲) 1,906,681,945 股由和黃一附屬公司持有。本公司之若干附屬公司持有和黃已發行股本超過三分之一。作為上文附註(二)所述若干全權信託之可能受益人而被視為持有本公司之股份權益，李嘉誠先生及李澤鉅先生均被視為持有該和黃附屬公司所持有之該等長建股份權益。

(乙) 3,603,000 股由 Pennywise Investments Limited (「Pennywise」)持有及1,825,000 股由 Triumphant Investments Limited (「Triumphant」)持有。Pennywise 及 Triumphant 為 TUT 以 LKS Unity Trust 之信託人身分控制之公司。作為上文附註(二)所述若干全權信託之可能受益人及身為長建董事，李澤鉅先生被視為持有 Pennywise及Triumphant 所持有之該等長建股份權益。作為上文附註(二)所述被視為擁有 TUT 及若干全權信託之信託人之權益，李嘉誠先生被視為持有由 Pennywise 及 Triumphant 所持有之長建股份權益。

(七) 該等股份乃由一間霍建寧先生及其妻子持有同等權益之公司持有。

(八) 該等權益乃由一海外家族信託基金持有，該信託基金之可能受益人包括馬世民先生。

附註：

（一） 該等股份乃由若干由李嘉誠先生擁有三分之一以上發行股本之公司持有。

（二） 上述兩處所提及之771,705,406股本公司股份，實指同一股份權益。該股份權益由Li Ka-Shing Unity Trustee Company Limited（「TUT」）以The Li Ka-Shing Unity Trust（「LKS Unity Trust」）信託人身分及其控制之公司持有。LKS Unity Trust所發行之全部信託單位由Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身分及另一全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與兩名女兒，及李澤楷先生。

根據證券（公開權益）條例，李嘉誠先生被視為持有上述之771,705,406股本公司股份，因李嘉誠先生擁有Li Ka-Shing Unity Holdings Limited三分之一以上發行股本，TUT及上述各全權信託之信託人三分之一以上發行股本由Li Ka-Shing Unity Holdings Limited擁有。

（三） 上述兩處所提及之2,140,672,773股和記黃埔有限公司（「和黃」）股份，實指同一股份權益，其中包括：

（甲） 2,130,202,773股，由本公司若干附屬公司持有。李嘉誠先生及李澤鉅先生作為本公司董事，透過附註（二）所述，其中包括作為該等全權信託之可能受益人身分，被視為持有該等股份權益。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與兩名女兒，及李澤楷先生；及

（乙） 10,470,000股，由一單位信託及其控制之公司持有。該單位信託所發行之全部信託單位由兩個全權信託持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子與兩名女兒，及李澤楷先生。

根據證券(公開權益)條例，李嘉誠先生及李澤鉅先生，作為本公司董事，因被視為持有附註(二)所述之本公司股份，而被視為持有由本公司持有之本公司附屬及聯營公司證券權益。

再者，因作為附註(二)所述若干全權信託之可能受益人及作為本公司董事，李嘉誠先生及李澤鉅先生被視為持有下述本公司附屬公司及聯營公司由Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分(及其控制之公司)持有之股份權益：

附屬公司	**普通股股數**
美地有限公司	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
青衣地產有限公司	945,000

聯營公司	**普通股股數**
Believewell Limited	1,000

於二零零二年六月三十日，李嘉誠先生亦因透過其若干私人公司所持有之股份權益而被視為持有本公司兩間附屬公司長江生命科技集團有限公司之25,804股普通股及Tosbo Limited之4股普通股。

二. 相聯公司權益

和記黃埔有限公司

董事			普通股股數		
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	–	2,140,672,773 （附註三）	2,140,672,773
李澤鉅	–	–	1,086,770 （附註四）	2,140,672,773 （附註三）	2,141,759,543
麥理思	950,100	9,900	–	–	960,000
甘慶林	60,000	–	–	–	60,000
梁肇漢	11,000	28,600	–	–	39,600
霍建寧	–	–	1,260,875 （附註七）	–	1,260,875
陸法蘭	50,000	–	–	–	50,000
周近智	49,931	–	–	–	49,931
洪小蓮	34,000	–	–	–	34,000
葉元章	–	100,000	–	–	100,000
周年茂	97	–	–	–	97
馬世民	25,000	–	–	17,000 （附註八）	42,000

長江基建集團有限公司

董事			普通股股數		
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	–	1,912,109,945 （附註六）	1,912,109,945
李澤鉅	–	–	–	1,912,109,945 （附註六）	1,912,109,945
甘慶林	100,000	–	–	–	100,000

公開權益資料



董事權益 ●

於二零零二年六月三十日，按證券（公開權益）條例第二十九條規則而制定之登記冊所載，董事持有之本公司及相聯公司股份或債券如下：

一. 本公司權益

董事			普通股股數		
	個人權益	家族權益	公司權益	其他權益	總數
李嘉誠	–	–	66,143,306 （附註一）	771,705,406 （附註二）	837,848,712
李澤鉅	220,000	–	579,000 （附註四）	771,705,406 （附註二）	772,504,406
麥理思	56,000	10,000	–	184,000 （附註五）	250,000
甘慶林	10,000	–	–	–	10,000
梁肇漢	635,500	64,500	–	–	700,000
周近智	65,600	–	–	–	65,600
洪小蓮	20,000	–	–	–	20,000
葉元章	–	384,000	–	–	384,000

或有負債

於二零零二年六月三十日，集團之或有負債如下，較去年年底並無重大改變：

(一) 攤佔共同發展公司為一合作經營企業在未來四十七年向合作方應付保證利潤作出擔保之或有負債總額達港幣四十五億八千二百萬元；

(二) 為共同發展公司及聯繫公司已動用之銀行借款分別達港幣二十七億六千一百萬元及港幣五千萬元作出擔保；

(三) 為共同發展公司所經營之合作發展項目就對方可收取之最低收益達港幣一億元作出擔保。

僱員

於中期結算日，除聯營公司以外，集團僱用約六千名員工，期內僱員開支(不包括董事酬金)約港幣五億四千萬元。集團確保僱員薪酬維持競爭性，僱員之薪酬及花紅，以僱員個別之表現釐定。集團並無僱員認購股權計劃。

理財政策

集團對管理外匯風險保持審慎態度，大部分借貸以港幣為主：於中期結算日，佔借款總額約百分之八十六，其餘借款大部分為美元。集團之收益及現金結存主要以港幣為基礎，惟集團亦持有足夠以美元為基礎之流動投資以抵銷匯率波動風險。

集團借貸主要以浮息為基礎。至於集團已發行之定息債券及票據，集團已安排利率掉期合約，將利率轉成以浮息為基礎。在適當時候及於利率不明朗或變化大時，集團以對沖工具（如掉期合約及遠期合約）抵銷利率風險。

資產按揭

於二零零二年六月三十日，集團為附屬公司及聯繫公司之借貸作抵押之若干資產總賬面值為港幣十億五千一百萬元，較去年年底並無重大改變。

主要聯營公司

本集團聯營公司和記黃埔集團截至二零零二年六月三十日止半年度之除稅後未經審核綜合純利為港幣五十九億五千一百萬元。

和記黃埔集團各類核心業務面對環球激烈競爭仍錄得良好業績，所提供之溢利貢獻繼續成為集團主要的收益來源。

財務概覽 ●

資金流動性及融資

期內，集團發行於二零零五年到期之票據港幣五億五千萬元，並贖回於本年二月到期之票據港幣十二億五千萬元。於二零零二年六月三十日，集團已發行而未到期之債券及票據達港幣八十二億元。

連同銀行借款港幣一百五十一億元，集團於二零零二年六月三十日之總借貸為港幣二百三十三億元，較去年年底減少港幣十一億元，還款期攤分八年： 於一年內到期借款為港幣三十三億元，於二至五年內到期借款為港幣一百八十四億元，於六至八年內到期借款為港幣十六億元。

集團繼續維持低資本與負債比率，於中期結算日為百分之十二點二，以集團淨借貸（已減除現金及銀行存款港幣三十億元）佔股東權益總額為計算基準。

集團擁有現金及可買賣證券，加上未動用貸款額，其資金流動性持續穩健，有足夠財務資源以應付承約及營運需求。

「酒店及套房服務組合」之收益（包括攤佔共同發展公司及非上市聯營公司損益）為港幣一千五百萬元（二零零一年－港幣一千四百萬元）。期內，內地之瀋陽麗都喜來登飯店進行試業及香港之海澄軒－海景酒店落成，預期將於下半年提供收益。

本集團於上半年度購入位於紅磡之都會海逸酒店，「酒店及套房服務組合」進一步擴大。該酒店剛開始投入營運，本集團持有百分之五十權益。

物業及項目管理

上半年度物業及項目管理之營業額為港幣一億六千一百萬元（二零零一年－港幣一億九百萬元）。物業及項目管理之收益（包括攤佔共同發展公司及非上市聯營公司之損益）為港幣二千九百萬元（二零零一年－港幣一千八百萬元）。期內，營業額及收益增加主要為項目管理服務所提供。

物業管理之收益雖屬輕微，本集團仍會致力提供優質服務予集團所管理之物業。隨著本集團之物業發展項目於未來相繼落成，預期本集團管理之物業總面積亦會平穩增長。

物業租務

上半年度物業租務之營業額為港幣三億九千三百萬元(二零零一年 - 港幣三億五千八百萬元),比去年同期增加港幣三千五百萬元,主要因為持有嘉湖銀座之共同發展公司於期內成為附屬公司,故將其營業額計算在內。

物業租務之收益(包括攤佔共同發展公司及非上市聯營公司之損益)為港幣三億六千六百萬元(二零零一年 - 港幣三億一千六百萬元),比去年同期增加港幣五千萬元。期內本集團三項主要投資物業包括中環中心、嘉湖銀座及馬鞍山廣場,佔本集團物業租務之營業額約百分之六十,三項投資物業之平均租用率超過百分之八十。

本集團於上半年度購入位於紅磡之國際都會商場及寫字樓,投資物業組合進一步擴大。該投資物業將於下半年度提供收益,本集團持有百分之五十權益。

「酒店及套房服務組合」

上半年度「酒店及套房服務組合」之營業額為港幣一億六千三百萬元(二零零一年 - 港幣一億三千一百萬元),比去年同期增加港幣三千二百萬元,主要因為持有嘉湖海逸酒店之共同發展公司於期內成為附屬公司,故將其營業額計算在內。

物業銷售

上半年度物業銷售之營業額（包括攤佔共同發展公司之物業銷售額）為港幣二十四億六千四百萬元（二零零一年－港幣二十億四千七百萬元），比去年同期增加港幣四億一千七百萬元。物業銷售收益（包括攤佔共同發展公司之物業銷售收益）為港幣三億八千五百萬元（二零零一年－港幣三億一千四百萬元），比去年同期增加港幣七千一百萬元。

期內營業額及收益主要來自香港海逸豪園海逸灣及翠堤灣、海名軒及盈暉臺住宅單位銷售所得。盈暉臺於期內完成，超過百分之八十住宅單位於中期結算日前經已售出。

二零零二年下半年度之物業銷售收益主要會來自將完成之港景峯住宅單位銷售所得，截至中期結算日該項目超過三分之二住宅單位經已預售。

期內香港泓景臺第一期、普頓臺及傲雲峰亦已開始預售及反應理想，各項目將於二零零三年至二零零四年間完成。

（四）於二零零二年六月，本集團簽署一份買賣協議，收購分別持有沙田第一城及屯門華都花園兩項物業之商業單位及車位之物業控股公司各百分之二十五權益。有關商業單位及車位現正出租。

（五）於二零零二年七月，本集團佔百分之九十八點四七權益之附屬公司與政府就元朗天水圍市地段24號土地簽署批地契約。該地盤面積約三萬二千八百平方米，可建樓面面積約十六萬八千二百平方米。有關土地將發展住宅項目。

（六）於二零零二年七月，本集團成功分拆其附屬公司長江生命科技集團有限公司（「長江生命科技」）。長江生命科技之股份於二零零二年七月十六日在香港聯合交易所有限公司創業板掛牌上市，並成為目前創業板市值最大之公司。

（七）期間內本集團繼續購入具發展潛力之農地，部分農地現正進行不同階段之規劃設計及作出有關申請。

（八）集團在內地的出售或出租地產項目均如期發展。



名稱	地點	上蓋樓面總面積（平方米）	本集團所佔權益
華爾登廣場第2及3期	上海徐匯區	8,620	50%
瀋陽麗都喜來登飯店第2期	瀋陽	21,700	70%

三． **購入或合作發展之主要物業及其他主要業務：**

（一） 於二零零二年五月，本集團持有百分之三十權益之聯營公司與政府就青衣市地段140號土地簽署地契修訂書，以興建服務式住宅及酒店。該土地面積約二萬四千九百平方米，可建樓面面積約十五萬五千二百平方米。

（二） 於二零零二年五月，本集團持有百分之五十權益之聯營公司投得紅磡國際都會之酒店、商場及寫字樓物業。該酒店已於二零零二年六月開業。

（三） 於二零零二年六月，本集團與政府就葵涌和宜合道29至51號葵涌市地段467號土地簽署批地契約。該土地將興建服務式住宅及酒店，地盤面積約七千八百平方米，可建樓面面積約七萬四千三百平方米。

二. 下半年度內預期完成之物業：

名稱	地點	上蓋樓面總面積（平方米）	本集團所佔權益
都會軒第1及2座	九龍內地段11077號	35,030	合作發展
港景峯	九龍內地段11086號之剩餘部分	96,530	42.5%
映灣園第1至5座	東涌市地段5號	121,400	合作發展
帝后華庭	內地段8897號	60,970	合作發展
海怡灣畔第2期	珠海	100,300	50%
花四路第二期第1A期	上海浦東花四路	14,100	31%
海逸豪庭第1.3及1.4期－第一、三、四及五階段	東莞	38,900	47%
黃埔雅苑第2及3期	深圳福田區	207,100	50%
太平洋中心第2期	青島	24,100	15%
四季雅苑第4A及6B期	上海浦東花木	2,310	50%

業務回顧 ●

主要業務活動

一. 上半年度已完成之物業：

名稱	地點	上蓋樓面總面積（平方米）	本集團所佔權益
海澄軒－海景酒店	沙田市地段461號	56,000	51%
盈暉臺	葵涌市地段474號	52,040	50%
東方廣場第三期商業大廈及服務式住宅	北京東城區東長安街1號	83,000	33.3775%
海怡灣畔第1期	珠海	17,300	50%
海逸豪庭第1.3及1.4期－第二階段	東莞	14,500	47%
衣錦華庭一坊一期第1座	福州三坊七巷	26,600	89%
四季雅苑第5期	上海浦東花木	14,600	50%
瀋陽麗都喜來登飯店第1期	瀋陽	41,480	70%

董事會主席業務報告（續）

展望下半年，環球經濟的波動情況料將持續，惟香港以其穩固的經濟基調，只要強化既有獨特優勢，爭取中國加入世貿組織所帶來的龐大商機，必可走出目前的經濟困局，長遠發展依然樂觀。

長江集團將繼續並行拓展本港及世界各地具潛力的優質業務，建基香港，放眼全球，按發展中不忘穩健、穩健中不忘發展的路向，積極尋求新的發展機遇，不斷向更新、更遼闊的領域邁進，為股東爭取最佳利益。本人對集團的業務前景充滿信心。

優秀的領導層及分佈全球的忠心員工，一直是集團的重大無形資產，更是推動集團跨步向前的最大動力。本人謹藉此機會，對董事會同仁及本集團各部門員工期內之勤奮工作、忠誠服務及貢獻，深表謝意。

主席
李嘉誠

香港，二零零二年八月二十二日



三. 和記黃埔集團業務

和記黃埔集團各核心業務，除赫斯基石油及上市證券投資外，期內均表現良好，發展理想，海外業務之擴展步伐尤為顯著。各業務及市場均如期順利擴展、經營愉快，有利加速發展，收入將持續增加。旗下第三代流動電訊業務將按計劃穩步發展，逐步發揮其開創價值的深厚潛力，為股東創富增值。

集團之財務狀況持續穩健。憑藉充裕的現金儲備及雄厚的財務資源，配合敏鋭的市場觸覺及務實創新的業務思維，集團將持續拓展多元化及全球化的優質業務，進一步提升其國際競爭優勢。

集團一直盡量在香港爭取合適之投資項目，惟於短期內，香港以外地區將有更多投資機會。中國加入世貿組織後，其法規及營運環境將越趨規範化及國際化，有利加強投資及發展。而集團將持續透過和記黃埔集團，加強擴展海外發展。

二. 生物科技及新科技業務

長江生命科技集團有限公司(「長江生命科技」)於今年七月在香港聯合交易所創業板成功上市，財務資源更形充裕，發展規模將持續擴展，並將增聘更多本地及海外人才。

其首項產品環保生態肥料已於全球多個國家銷售，隨著其他產品相繼獲取專利及推出市場，長江生命科技將加快建立海外生產及分銷基地，營業額料將顯著上升，發展前景極佳。生物科技公司一般需時數年以上才錄得盈利，惟長江生命科技以其高質素之科研人才、一系列廣泛而可貴之知識產權及市場主導之業務方針，可望超越業界標準，在較短時間內獲取遠勝外間估計的回報。集團對長江生命科技之發展充滿信心。

集團其他具長遠溢利能力及增值效益之新科技業務，亦陸續取得突破性的實質進展，預料部分項目將於短期內發展成熟。集團將繼續探索新科技領域的合適投資，把握新經濟機遇以提升股東回報。

集團將針對顧客需求，以嶄新建築設計、高科技配套設施及高增值服務，不斷創建配合時代步伐之理想居停，維持集團在地產行業的優勢及地位。

集團期內以增購土地及落實補地價等方式，進一步擴大已然充裕之土地儲備。按集團現有的可發展樓面計算，已足夠集團未來四至五年發展各類優質物業之用。

集團將持續加強本港及內地的投資物業組合，除致力發展高級商廈、商場及酒店等投資物業外，更把部分優質住宅物業轉售為租，令集團的收租樓面顯著增加，進一步擴闊穩定的溢利基礎，未來數年之租金收入，將有極理想之升幅。

集團於英國、新加坡及內地的地產業務進展順利，其中內地的房地產發展經過多年精心策劃，多個物業項目將陸續安排推出發售，預計快將步入收成期。

董事會主席業務報告

上半年度業績●

本人謹向各股東報告，二零零二年度本集團上半年會計結算，除稅後未經審核之綜合純利為港幣三十九億一千六百萬元。每股溢利為港幣一元六角九分。

中期派息●

董事會宣佈派發二零零二年度中期股息每股港幣三角八分(二零零一年度每股港幣三角八分)，給予二零零二年十月十七日已登記在股東名冊內之股東。上述中期股息將於二零零二年十月十八日派發。

業務展望●

上半年環球經濟持續波動，美國企業賬目問題令投資者信心下降。受外圍經濟不穩及全球化競爭影響下，香港經濟持續受通縮及失業問題困擾，面對更嚴峻之經濟調整期。儘管經營環境十分艱困，集團於本港、內地及海外之業務仍穩健發展：

一. 地產業務

集團現有之發展物業，根據現今市值，每個項目均有不同程度之利潤。今年首六個月本港物業交投上升，反映港人置業需求依然存在，故當信心恢復，市場購買力自會大增，整體樓市將有更好表現。

宣派二零零二年度中期股息啟事

長江實業(集團)有限公司董事會宣佈，本集團截至二零零二年六月三十日止六個月之除税後未經審核綜合純利為港幣三十九億一千六百萬元，即每股溢利為港幣一元六角九分。董事會現宣佈派發二零零二年度中期股息每股港幣三角八分，給予二零零二年十月十七日已登記在股東名冊內之股東。上述中期股息將於二零零二年十月十八日派發。

本公司將由二零零二年十月十日(星期四)起至二零零二年十月十七日(星期四)止首尾兩天在內，暫停辦理股票過戶手續。已購買本公司股票人士為確保收取股息權利，請將購入之股票及填妥背面或另頁之過戶表格，於二零零二年十月九日(星期三)下午四時前送達香港皇后大道東183號合和中心17樓1712至1716室本公司股票過戶處香港中央證券登記有限公司辦理過戶登記手續。

承董事會命
公司秘書
楊逸芝

香港，二零零二年八月二十二日



目錄

維持集團在地產行業之既有地位，強化整體物業組合。

長江生命科技成功上市，發展規模將持續擴展。

和記黃埔將核心業務推向世界，建立更具規模之環球業務網絡。

積極尋求新的發展機遇，進一步拓展多元化及全球化優質業務。


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

Cheung Kong (Holdings) Limited (the "Company") is, in accordance with note (8) of Rule 2.07B(2) of the Listing Rules, making adequate arrangements to ascertain the wishes of shareholders as to which language version of the Corporate Communication of the Company they wish to receive in the future.

INTRODUCTION

In order to save costs both for the benefit of the shareholders and for environmental protection reasons, the Company is making or will make the following arrangements to seek shareholders' election in relation to, among other things, receiving in the future the Corporate Communication of the Company in English language only or in Chinese language only or in both English and Chinese languages.

PROPOSED ARRANGEMENTS

In accordance with note (8) of Rule 2.07B(2) of the Listing Rules, the following arrangements have been or will be made by the Company:

1. The Company will send a letter on the same day as this announcement is published together with a pre-paid reply slip (the "First Letter"), prepared in English and Chinese, to its shareholders to enable them to select in the future either the English version only or the Chinese version only or both versions of the Corporate Communication. The First letter will explain that if no reply is received from such shareholders by 22nd October, 2002, the following arrangements will apply, where applicable:
   - only the Chinese version of the Corporate Communication will be sent to all Hong Kong shareholders who are natural persons with a Chinese name; and
   - only the English version of the Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders other than natural persons with a Chinese name.

   Whether a shareholder of the Company is a Hong Kong or an overseas shareholder will be determined by his or its address appearing on the Register of Members of the Company.

   Shareholders have the right at any time by reasonable notice in writing to the Company to change the choice of language of the Corporate Communication.
2. The Company will send the selected language version of the Corporate Communication to those shareholders who have made a selection unless and until they notify the Company in writing that they wish to receive the Corporate Communication in the other (or both) language(s).
3. When the Corporate Communication is sent out according to the arrangements as set out in paragraphs 1 and 2 above, a letter together with a pre-paid request slip (the "Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Corporate Communication stating that the Corporate Communication prepared in the other language will be available upon request.
4. The Corporate Communication in both English and Chinese versions and in accessible format will be available on the Company's website at www.ckh.com.hk and a soft copy of both languages of the Corporate Communication will be filed with The Stock Exchange of Hong Kong Limited on the same day as such Corporate Communication is sent to the shareholders.
5. The Company is providing a dial-up hotline service (Tel: (852) 2862 8633) to enable shareholders to make enquiry of the Company's proposed arrangements.
6. The First Letter and the Second Letter will mention that both languages of the Corporate Communication will be available on the Company's website and that the dial-up hotline service has been provided as mentioned in paragraphs 4 and 5 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Corporate Communication"	any document issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined in the definition stated in Rule 1.01 of the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 16th September, 2002